Exhibit 99.1

Asciano Limited ABN 26 123 652 862
This is an important document and requires your immediate attention. You should read it in its entirety before you decide whether or not to vote in favour of the Scheme. If you are in doubt as to what you should do, you should consult your legal, financial or other professional advisor.

SCHEME
BOOKLET

Your Directors unanimously recommend that you VOTE IN FAVOUR of the Scheme in the absence of a Superior Proposal.
In relation to a recommended proposal from a consortium led by Brookfield
Infrastructure Partners Limited, as general partner of Brookfield Infrastructure Partners L.P., to acquire all of your shares in Asciano Limited via a scheme of arrangement between Asciano Limited and the holders of Asciano Limited shares.
Financial advisers Legal adviser

Important notices

This Scheme Booklet contains important information

This Scheme Booklet is the explanatory statement required to be sent to Asciano Shareholders under Part 5.1 of the Corporations Act in relation to the Scheme.

The purpose of this Scheme Booklet is to explain the terms of the Scheme and the manner in which the Scheme will be considered and implemented (if approved by the Requisite Majority of Asciano Shareholders and by the Court) and to provide information as prescribed or which is otherwise material to the decision of Asciano Shareholders whether or not to vote in favour of the Scheme. This document includes the explanatory statement for the Scheme required by section 412(1) of the Corporations Act.

You should read this document in its entirety before making a decision as to how to vote. If you are in doubt as to what you should do, you should consult your legal, financial or other professional advisor.

Status of Scheme Booklet

This Scheme Booklet is not a disclosure document required by Chapter 6D of the Corporations Act. Section 708(17) of the Corporations Act provides that Chapter 6D of the Corporations Act does not apply in relation to arrangements under Part 5.1 of the Corporations Act approved at a meeting held as a result of an order under section 411(1). Instead, Asciano Shareholders asked to vote on an arrangement at such a meeting must be provided with an explanatory statement as referred to above.

Responsibility for information

The information contained in this Scheme Booklet other than the Brookfield Information, the Investigating Accountant’s Report and the Independent Expert’s Report (“Asciano Information”) has been prepared by Asciano and is the responsibility of Asciano. Neither Brookfield Infrastructure, its Security holders, BIP GP, nor any of their directors, officers or advisors assume any responsibility for the accuracy or completeness of that information.

The Brookfield Information has been provided by Brookfield Infrastructure and is the responsibility of Brookfield Infrastructure. Neither Asciano nor any of its Directors, its officers or advisors assume any responsibility for the accuracy or completeness of the Brookfield Information.

Grant Samuel has prepared the Independent Expert’s Report in relation to the Scheme contained in Annexure A and takes responsibility for that report.

Deloitte Corporate Finance Pty Ltd has prepared the Investigating Accountant’s Report contained in Annexure B and takes responsibility for that report.

ASIC and ASX involvement

A copy of this Scheme Booklet has been reviewed by ASIC for the purposes of section 411(2) of the Corporations Act. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Scheme. ASIC’s policy in relation to statements under section 411(17)(b) of the Corporations Act is that it will not provide such a statement until the Second Court Date. This is because ASIC will not be in a position to advise the Court until it has had an opportunity to observe the entire Scheme process. If ASIC provides that statement, it will be produced to the Court on the Second Court Date.

A copy of this Scheme Booklet has been lodged with ASX and registered by ASIC pursuant to Section 412(6) of the Corporations Act.

Neither ASIC nor ASX nor any of their respective officers take any responsibility for the contents of this Scheme Booklet.

Forward looking statements

Certain statements in this Scheme Booklet relate to the future. These statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements to be materially different from expected future results, performance or achievements expressed or implied by those statements. These statements reflect only views held as at the date of this Scheme Booklet. Additionally, statements of the intentions of Brookfield Infrastructure reflect its present intentions as at the date of this document and may be subject to change.

Other than as required by law, none of Asciano, its Directors or officers, Brookfield Infrastructure, its Affiliates, directors or officers, nor any other person gives any representation, assurance or guarantee that the events expressed or implied in any forward looking statements in this Scheme Booklet will actually occur and you are cautioned not to place undue reliance on any forward looking statement.

Subject to any continuing obligations under law or the ASX Listing Rules, Asciano and the Directors disclaim any obligation or undertaking to disseminate after the date of this Scheme Booklet any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or change in events, conditions or circumstances on which a statement is based other than to comply with legal obligations or the ASX Listing Rules.

Investment advice

The information contained in this Scheme Booklet does not constitute financial product advice. In preparing this Scheme Booklet, Asciano has not taken into account the objectives, financial situation or needs of individual Asciano Shareholders. It is important that you consider the information in this Scheme Booklet in light of your particular circumstances. If you are in doubt as to what you should do, you should consult your legal, financial or other professional advisor.

Important notice associated with Court order under subsection 411(1) of the Corporations Act

The fact that under subsection 411(1) of the Corporations Act the Court has ordered that a meeting be convened and has approved the explanatory statement required to accompany the notice of the meeting does not mean that the Court:

(a)	has formed any view as to the merits of the proposed Scheme or as to how Asciano Shareholders should vote (on this matter Asciano Shareholders must reach their own decision); or

(b)	has prepared, or is responsible for the content of, the explanatory statement.

The order of the Court that the Scheme Meeting be convened is not, and should not be treated as, an endorsement by the Court of, or any other expression of opinion by the Court on, the Scheme.

Notice of Scheme Meeting

The Notice of Meeting is set out in Annexure G.

Notice of Second Court Hearing

At the Second Court Hearing, the Court will consider whether to approve the Scheme following the vote at the Scheme Meeting.

Any Asciano Shareholder may appear at the Second Court Hearing, expected to be held at l0.00am on Tuesday, 17 November 2015 at the Supreme Court of New South Wales, 184 Phillip St, Sydney.

Any Asciano Shareholder who wishes to oppose approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Asciano a notice of appearance in the prescribed form together with any affidavit that the Asciano Shareholder proposed to rely on.

Shareholders outside Australia

This Scheme Booklet is subject to Australian disclosure requirements.

The release, publication or distribution of this Scheme Booklet in jurisdictions other than Australia may be restricted by law or regulation in those jurisdictions and persons who come into possession of it should seek advice on and observe any restrictions. Any failure to comply with those restrictions may constitute a violation of applicable laws or regulations.

This Scheme Booklet has been prepared solely in accordance with Australian law and the information contained in this Scheme Booklet may not be the same as that which would have been disclosed if this Scheme Booklet had been prepared in accordance with the laws and regulations outside Australia.

This Scheme Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the U.S. Securities Act. The securities referred to in this Scheme Booklet, including the BIP CDIs to be sold under the Sale Facility, have not been and will not be registered under the U.S. Securities Act or under the securities laws of any jurisdiction of the United States, and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This Scheme Booklet does not constitute an offer to issue or sell, or the solicitation of any offer to buy, any such securities in any jurisdiction where the offer or sale is not permitted.

Brookfield Infrastructure intends to rely on an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof in connection with the Scheme and the issue of the BIP CDIs. The Court’s approval is required for the Scheme to become Effective. If the Court approves the Scheme, its approval will constitute the basis for the BIP CDIs to be issued to persons in the “United States” or to “U.S. persons” (each as defined in Regulation S under the U.S. Securities Act) without registration under the U.S. Securities Act, in reliance on the exemption from the registration requirements provided by Section 3(a)(10) thereof.

The BIP CDIs to be issued under the Scheme to Scheme Shareholders in the United States will be freely transferable under United States federal securities laws, except by persons who are deemed to be “affiliates”, as such term is defined under Rule 144 of the U.S. Securities Act, of Brookfield Infrastructure or who will be deemed affiliates of Brookfield Infrastructure after implementation of the Scheme. BIP CDIs issued under the Scheme to any person deemed to be an “affiliate” of BIP or who will be deemed an “affiliate” of Brookfield Infrastructure following implementation of the Scheme under Rule 144 under the U.S. Securities Act, may not be resold in the United States or to a U.S. person except in a transaction permitted by Rule 144 under the U.S. Securities Act, outside the United States in reliance upon Regulation S under the U.S. Securities Act or as otherwise permitted by the U.S. Securities Act.

This Scheme Booklet has been prepared in accordance with the disclosure requirements of Australia, which are different from those of the United States. For example, the financial statements included in this Scheme Booklet have been prepared in accordance with IFRS which are consistent with applicable Australian accounting standards (see Section 4.4), which may not be comparable to the financial statements of companies prepared in accordance with U.S. generally accepted accounting principles. Furthermore, this Scheme Booklet contains certain pro forma financial information. Such pro forma financial information does not purport to be in compliance with Article 11 of Regulation S-X of the SEC. Under Article 11, pro forma income statements must be presented assuming the Scheme has been consummated at the beginning of the first fiscal year presented and may only include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the entity and (iii) factually supportable. Many of the pro forma adjustments made in arriving at the pro forma financial information included in this Scheme Booklet would not be permissible under the SEC’s rules and regulations on pro forma financial presentation.

This Scheme Booklet has not been filed with or reviewed by the SEC or any state securities authority and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Asciano and Brookfield Infrastructure are incorporated or organised outside the United States, that some or all of their respective officers and directors and the experts named in this Scheme Booklet are residents of a foreign country, and that all or a substantial portion of the assets of Asciano and Brookfield Infrastructure and said persons are located outside the United States. As a result, it may be difficult or impossible for investors in the United States to effect service of process within the United States upon Asciano or Brookfield Infrastructure, their respective officers or directors or the experts named in this Scheme Booklet, or to realise against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, investors in the United States should not assume that the courts of Bermuda, Canada or Australia: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Tax implications of the Scheme

If the Scheme becomes Effective, there will be tax consequences for Scheme Shareholders which may include tax being payable on any gain on disposal of Asciano Shares.

For further detail regarding general Australian tax consequences of the Transaction, refer to Section 9 of this Scheme Booklet. The tax treatment may vary depending on the nature and characteristics of each Asciano Shareholder and their specific circumstances. Accordingly, Asciano Shareholders should seek professional tax advice in relation to their particular circumstances.

Privacy

Asciano and Brookfield Infrastructure and their respective registries may collect personal information in the process of implementing the Scheme. This information may include the names, contact details and security holdings of Asciano Shareholders and the names of persons appointed by to act as proxy, attorney or corporate representative at the Scheme Meeting. The collection of some of this information is required or authorised by the Corporations Act.

The primary purpose of collecting this information is to assist Asciano and Brookfield Infrastructure to conduct the Scheme Meeting and to implement the Scheme. Personal information of the type described above may be disclosed to the Asciano Registry and the registry of BIP, print and mail service providers, authorised securities brokers and Related Bodies Corporate of Asciano and BIP.

Asciano Shareholders have certain rights to access personal information that has been collected. They should contact the Asciano Registry in the first instance, if they wish to access their personal information.

Asciano Shareholders who appoint a named person to act as their proxy, attorney or corporate representative should ensure that they inform that person of these matters.

Interpretation

Capitalised terms used in this Scheme Booklet are defined in the Glossary.

A reference to a Section or Annexure is a reference to a section of, or annexure to, this Scheme Booklet.

Some of the documents reproduced in the annexures to this Scheme Booklet have their own defined terms, which are sometimes different from those in the Glossary.

Any diagrams, charts, graphs and tables appearing in this Scheme Booklet are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this document. All numbers are rounded unless otherwise indicated.

The financial amounts in this Scheme Booklet are expressed in Australian currency unless otherwise stated. A reference to $, A$ and AUD and cents is to Australian currency, unless otherwise stated. A reference to US$ and USD is to the currency of the United States of America.

All times referred to in this Scheme Booklet are references to times in Sydney, Australia, unless otherwise stated.

Asciano and Brookfield Infrastructure’s websites

The contents of Asciano and Brookfield Infrastructure’s websites do not form part of this Scheme Booklet and Asciano Shareholders should not rely on their content.

Date

This Scheme Booklet is dated Wednesday, 30 September 2015.

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Shareholder Information Line

Asciano has established a Shareholder Information Line which Asciano Shareholders should call if they have any questions in relation to the Scheme.

The telephone number for the Shareholder Information Line is 1300 729 310 (within Australia) or +61 3 9415 4608 (outside Australia). The Shareholder Information Line is open from Monday to Friday from 9:00am to 5:00pm (Sydney time).

This Scheme Booklet contains important information about the Scheme and it will help you make an informed decision about how to vote.

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Important Dates

Dates	Events
Sunday, 8 November 2015 at 10:30am (Sydney time)	Latest time and date for receipt of proxy forms for Scheme Meeting
Sunday, 8 November 2015 at 7:00pm (Sydney time)	Scheme Meeting Record Date for determining eligibility to vote at the Scheme Meeting
Tuesday, 10 November 2015 at the later of 10:30am (Sydney time) and immediately after close of Asciano’s Annual General Meeting	Scheme Meeting to be held at State Library of Victoria, Village Roadshow Theatrette, 328 Swanston Street, Melbourne
If the Scheme is agreed to by the Requisite Majority of Asciano Shareholders
Monday, 16 November 2015	Announcement of Special Dividend (if any) to the ASX, conditional on the Scheme becoming Effective.
Tuesday, 17 November 2015	Second Court Date for approval of the Scheme
Wednesday, 18 November 2015	Effective Date Court order is lodged with ASIC and Scheme takes effect Last day of trading in Asciano Shares on ASX
Thursday, 19 November 2015	BIP CDIs expected to commence trading on ASX on a deferred settlement basis[1]
Monday, 23 November 2015 at 7:00pm (Sydney time)	Special Dividend Record Date[2] Record date for determining entitlement to Special Dividend
Monday, 30 November 2015 at 5:00pm (Sydney time)	Election Date Asciano Shareholders to make Election between Maximum Cash Consideration, Maximum Scrip Consideration or Standard Consideration by 5:00pm (Sydney time)
Tuesday, 1 December 2015	Special Dividend Payment Date Date of payment of Special Dividend (if any)
Wednesday, 2 December 2015 at 7:00pm (Sydney time)	Scheme Record Date Record date for determining entitlement to Scheme Consideration
Friday, 4 December 2015	Expected announcement of Asciano Shareholder Elections to the ASX
Tuesday, 8 December 2015

Implementation Date

Payment of cash-consideration component of Scheme Consideration (by either cheque or electronic funds transfer to the nominated bank accounts used for dividend payments) Issue of BIP CDIs

Tuesday, 8 December 2015	Last day of deferred settlement trading on BIP CDIs on ASX
Wednesday, 9 December 2015	BIP CDIs expected to commence trading on ASX on a normal settlement basis

Note: all dates stated above or throughout this Scheme Booklet are indicative only and (among other things) are subject to all necessary approvals from the Court. Any changes to the above timetable (which may include an earlier or later date for the Second Court Date) will be announced through ASX and notified on Asciano’s website (www.asciano.com.au).

1.	Asciano Shareholders who trade BIP CDIs on a deferred settlement basis may risk adverse financial or legal consequences if they purport to sell BIP CDIs other than in certain circumstances. See Sections 3.17 and 10.8 for information with respect to relief provided by ASIC regarding the trading of BIP CDIs during the expected deferred settlement period.

2.	See Section 3.4 for information regarding the Special Dividend and circumstances in which it may be paid.

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Letter from the Chairman of Asciano

 Important Note

  Proposal to acquire all Asciano Shares

●	This is a proposal under which a special purpose vehicle controlled by Brookfield lnfrastructure proposes to acquire all Asciano Shares by way of scheme of arrangement.

  Scheme Consideration

●	Under the terms of the proposed scheme of arrangement, Asciano Shareholders may elect to receive either:

–	Standard Consideration, being A$6.9439 cash (reduced by the cash value of any Special Dividend paid) and 0.0387 BIP CDls per Asciano Share; or

–	Maximum Cash Consideration, being all cash consideration; or

–	Maximum Scrip Consideration, being consideration provided only in BIP CDls.

The provision of Maximum Cash Consideration or Maximum Scrip Consideration will be subject to scale-back if the number of Asciano Shareholders who elect Maximum Cash Consideration or Maximum Scrip Consideration exceeds the cash or scrip available to satisfy these Elections (see in particular Sections 1 and 3.3 of this Scheme Booklet for further details regarding how the Scheme Consideration Elections and scale-back will operate).

  Nature of BIP CDls

●	BIP CDls are financial instruments that will be traded on the ASX. They are of a substantially different nature from a direct holding of shares in an Australian ASX-Iisted company and confer substantially different rights. Shareholders should carefully consider the information in this Scheme Booklet regarding the nature of BIP CDls and their differences from Asciano Shares (see in particular Sections 5.7, 5.8(c) and 7).

Dear Asciano Shareholder

On behalf of the Asciano Board, I am pleased to provide you with this Scheme Booklet that contains important information in relation to the proposed Scheme with Brookfield Infrastructure.

On 18 August 2015, Asciano announced that it had entered into a Scheme Implementation Deed with Brookfield Infrastructure under which it is proposed that a special purpose entity controlled by Brookfield Infrastructure acquires all of the issued ordinary shares in Asciano that it does not own by way of scheme of arrangement.

This Scheme Booklet sets out details of the proposed Scheme and important matters relevant to your vote in relation to the Scheme. If the Scheme is implemented, Asciano Shareholders will be entitled to receive Standard Consideration of:

●	A$6.9439 cash (reduced by the cash value of any Special Dividend paid); and

●	0.0387 BIP CDIs,[3]

for each Asciano Share held on the Scheme Record Date.

As at 23 September 2015, the last practicable trading day prior to the date of this Scheme Booklet, the implied value of the Standard Consideration was approximately A$9.0732 per Asciano Share,4 representing an enterprise value of approximately A$12 billion and a premium of 37.8% to the undisturbed three month VWAP of Asciano Shares.5 At the time of announcing the Transaction, the implied value of the Standard Consideration was approximately A$9.15076 per Asciano Share,6 representing an enterprise value of approximately A$12 billion

3.	Each BIP CDI will represent a beneficial interest in one BIP Interest and will have rights that are economically equivalent to the rights attaching to BIP Interests. BIP CDIs will be quoted and traded on the ASX in Australian dollars. See Section 7.2 for more details.

4.	Based on the price of US$38.46 per BIP Interest as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6:00am on 24 September 2015.

5.	Undisturbed volume-weighted average price (“VWAP”) based on cumulative trading for the three months from 1 April 2015 up to and including 30 June 2015, being the last day prior to Asciano confirming to the ASX that it had received a non-binding indicative proposal from Brookfield Infrastructure.

6.	Based on the price of US$42.05 per BIP Interest as at NYSE close on 14 August 2015 and the AUD/USD exchange rate of 0.7374 as quoted at 6:00am on 15 August 2015.

and a premium of 39.0% to the undisturbed three month VWAP of Asciano Shares.7

Since the Transaction was announced, equity markets have been impacted by significant global volatility. From 18 August 2015 until 23 September 2015, being the last practicable trading day prior to the date of this Scheme Booklet, the S&P500 index has declined 7.5%, ASX200 has declined 5.8% and the AUD/USD exchange rate has fallen from 0.73438 to 0.6990. The price of a BIP Interest has declined 4.4% (in USD terms) as a result of which the implied value of the Standard Consideration has also declined.

Asciano expects to pay a fully franked Special Dividend of up to A$0.90 per Asciano Share before the Scheme Implementation Date (subject to the Scheme becoming Effective and a favourable draft ATO Tax Ruling being obtained). To the extent that a Special Dividend is paid, the Scheme Consideration will be reduced to account for the cash value of the Special Dividend.

In addition, Asciano Shareholders have flexibility to choose their preferred form of Scheme Consideration by electing to receive the “Standard Consideration”, “Maximum Cash Consideration” or “Maximum Scrip Consideration”. The Maximum Cash Consideration and the Maximum Scrip Consideration may be subject to scale-back, which will be calculated using a fixed price for BIP CDIs of approximately A$57.02468 and an assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) per Asciano Share. For example, if an Asciano Shareholder who selects Maximum Cash Consideration is subject to scale-back, the component of the assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) which cannot be satisfied in cash will be satisfied in BIP CDIs provided at the fixed price of approximately A$57.02468. The extent of the scale-back will depend on the Elections made by Asciano Shareholders and all Asciano Shareholders may not receive the exact consideration chosen in their Election. See Section 1.2 for worked examples of the potential outcome of Elections, depending

7.	Undisturbed VWAP based on cumulative trading for the three months from 1 April 2015 up to and including 30 June 2015, being the last day prior to Asciano confirming to the ASX that it had received a non-binding indicative proposal from Brookfield Infrastructure.

8.	The AUD/USD exchange rate as quoted at 6am on 19 August 2015.

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Letter from the Chairman of Asciano  (cont)

on the percentage of Asciano Shareholders who make, or are deemed to have made, an Election for each form of consideration.9

Brookfield Infrastructure has received in-principle approval from the ASX for a foreign exempt listing. Asciano Shareholders should be aware that CDIs differ in nature from a direct holding of shares in an Australian ASX-listed company, including in respect of how the ASX Listing Rules apply to CDIs. Shareholders should carefully consider the information in this Scheme Booklet regarding the nature of BIP CDIs, as well as the difference between an investment in Asciano and an investment in BIP (see in particular Sections 5.7, 5.8(c) and 7).

The Asciano Board unanimously recommends that you vote in favour of the Scheme in the absence of a Superior Proposal. Each Asciano Director intends to vote in favour of the Scheme in respect of all Asciano Shares they own or control, in the absence of a Superior Proposal. In reaching its recommendation, the Asciano Board has had regard to a range of factors including the value of the Scheme Consideration and the ability, via the receipt of BIP CDIs, for Asciano Shareholders to continue to share in the benefits and risks of the Asciano business through BIP’s 55% direct and indirect holding in the proposed special purpose acquirer of Asciano.10

The Asciano Board also considered the performance of Brookfield Infrastructure and the benefits and risks of owning BIP CDIs and BIP Interests. This included a consideration of the significant differences between the rights attaching to Asciano Shares and the rights attaching to BIP CDIs and BIP Interests - a number of which may be considered to be adverse from the perspective of Asciano Shareholders. Key differences include the fact that BIP is externally managed, the limited fiduciary duties owed by the external manager of BIP, lower levels of rights and protections for holders of BIP CDIs and BIP Interests and the impact of the structure of BIP on the takeover premium for BIP CDIs and BIP Interests (as summarised in Reason 3.4 of “Reasons why you might vote against the Scheme” on page 13). Further detail regarding the Asciano Board recommendation is set out on the following pages.

The Asciano Board commissioned Grant Samuel to prepare an Independent Expert’s Report for the Scheme. The Independent Expert has assessed the full underlying value of Asciano to be in the range of A$8.42 to A$9.40 per Asciano Share and concluded that the Scheme is in the best interests of Asciano Shareholders in the absence of a Superior Proposal. The full report of the Independent Expert is set out in Annexure A.

The Scheme is subject to a number of Conditions Precedent, including certain third party approvals, which are described in Section 3.2.

The Scheme can only be implemented if it is approved by the Requisite Majority of Asciano Shareholders at the Scheme Meeting to be held at the State Library of Victoria, Village Roadshow Theatrette, 328 Swanston Street, Melbourne on Tuesday, 10 November 2015 at the later of 10:30am and immediately after close of Asciano’s Annual General Meeting, and if it is subsequently approved by the Court.

The Directors urge you to read the Scheme Booklet (including the Independent Expert’s Report) in its entirety as it contains important information that will need to be considered before you vote on the Scheme.

The Directors also strongly encourage you to participate in this important decision either by attending the meeting to vote or by completing the enclosed proxy form.

If you have any questions about the Scheme or any other matter in this Scheme Booklet, you should contact Asciano’s Shareholder Information Line on 1300 729 310 (within Australia) or +61 3 9415 4608 (outside Australia).

If you are in any doubt as to what you should do, you should consult your legal, financial or other professional advisor.

On behalf of the Asciano Board, I would like to take this opportunity to thank you again for your ongoing support of Asciano. Your Board believes that the proposed acquisition of Asciano by Brookfield Infrastructure is in the best interests of Asciano Shareholders.

Yours sincerely

Malcolm Broomhead

Chairman

Asciano Limited

9.	See also Sections 1 and 3.3 for further details regarding how the Scheme Consideration Elections and scale-back will operate.

10.	For further information regarding the ownership structure of the Acquirer, see FAQ 6.8 and Section 5.1.

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Letter from the CEO of Brookfield Infrastructure

Dear Asciano Shareholder

The board and management of Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure”) are pleased to provide you with the opportunity to participate in the Scheme to integrate Asciano’s assets into Brookfield Infrastructure’s platform to create a leading global infrastructure business.

Brookfield Infrastructure owns and operates high quality, long-life assets that provide essential products and services for the global economy. The company employs over 9,000 operating employees and investment professionals with assets of scale across five continents. BIP owns and operates assets within the utilities, transport, energy and communications infrastructure sectors and has a strong history of growing its distribution to unitholders. BIP has a prudent capital structure and current average debt term to maturity of 9 years. BIP is listed on the NYSE, TSX and, if the Scheme is successful, will have securities listed on the ASX.

The acquisition of Asciano strengthens BIP’s rail logistics platform and provides the foundation for a global ports platform. In rail, BIP’s existing VLI rail network in Brazil will be enhanced by Pacific National’s strong Australian presence in critical coal, bulk and freight operations. Similarly, BIP’s global port assets spanning the Americas and Europe will be managed together with Asciano’s leading position in key container terminals in Brisbane, Fremantle, Melbourne and Sydney. BIP will benefit from being able to attract new international clients with the enhanced network of assets and leveraging best-in-class intellectual property and technology.

Brookfield Infrastructure believes that the offer is compelling to Asciano Shareholders, offering a 39.0% premium at the time of announcing the Transaction to Asciano’s undisturbed three month VWAP,11 with Standard Consideration consisting of 76% cash and 24% BIP CDIs, with the opportunity to elect to maximise either component (subject to aggregate caps on cash and CDIs).

As at 23 September 2015, the last practicable trading day prior to the date of this Scheme Booklet, the implied value of the Standard Consideration was approximately A$9.0732 per Asciano Share,12 representing a premium of 37.8% to Asciano’s undisturbed three month VWAP.13

The Transaction has been unanimously recommended by the Asciano Board and the Independent Expert has concluded that the Scheme is in the best interests of Asciano Shareholders in the absence of a Superior Proposal.

On behalf of the board and management team of BIP, I encourage you to vote in favour of the Scheme and I look forward to welcoming you as a BIP Securityholder following successful implementation.

Yours sincerely

Sam Pollock

11.	Undisturbed VWAP based on cumulative trading for the three months from 1 April 2015 up to and including 30 June 2015, being the last day prior to Asciano confirming to the ASX that it had received a non-binding indicative proposal from Brookfield Infrastructure. Based on the price of US$42.05 per BIP Interest as at NYSE close on 14 August 2015 and the AUD/USD exchange rate of 0.7374 as quoted at 6:00am on 15 August 2015.

12.	Based on the price of US$38.46 per BIP Interest as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6am on 24 September 2015.

13.	Undisturbed VWAP based on cumulative trading for the three months from 1 April 2015 up to and including 30 June 2015, being the last day prior to Asciano confirming to the ASX that it had received a non-binding indicative proposal from Brookfield Infrastructure.

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Reasons to VOTE IN FAVOUR of the Scheme

This Section sets out the reasons why the Directors consider that you should vote in favour of the Scheme. Whilst the Directors acknowledge that there are reasons to vote against the Scheme (see the following Section titled “Reasons why you may vote against the Scheme”), they believe that the reasons to vote in favour of the Scheme significantly outweigh the reasons to vote against the Scheme.

1	The Directors unanimously recommend that you vote in favour of the Scheme, in the absence of a Superior Proposal

The Directors unanimously recommend that you vote in favour of the Scheme at the upcoming Scheme Meeting on 10 November 2015, in the absence of a Superior Proposal. In reaching their recommendation, the Directors have assessed the Scheme having regard to the reasons to vote in favour of, or against, the Scheme, as set out in this Scheme Booklet.

Each Asciano Director intends to vote in favour of the Scheme in respect of all Asciano Shares they own or control, in the absence of a Superior Proposal.

2	The Independent Expert has concluded that the Scheme is in the best interests of Asciano Shareholders in the absence of a Superior Proposal

The Directors appointed Grant Samuel as Independent Expert to prepare an Independent Expert’s Report providing an opinion as to whether the Scheme is in the best interests of Asciano Shareholders.

The Independent Expert has assessed a valuation range of A$8.42 to A$9.40 per Asciano Share. The Independent Expert has also assessed the implied value of the Standard Consideration to be A$8.93 – A$9.28 per Asciano Share, which is within this range.

Accordingly, the Independent Expert has concluded that the Scheme is in the best interests of Asciano Shareholders in the absence of a Superior Proposal.

The Independent Expert has also identified a number of factors that should be considered when assessing the scheme:

●	The value of the consideration is commensurate with the full underlying value of Asciano;

●	The Proposal represents material premiums for control (of 35 – 40%).[14] Premiums of this magnitude are above the level of control premiums typically expected in takeovers which tend to fall in the range of 20 – 35%, but it is important to recognise that premiums for control are an outcome not a determinant of value; and

●	As the scrip component represents only approximately 24% of the total standard consideration, unless there were sustained material adverse movements in the Brookfield Infrastructure unit price or exchange rates, it is likely that the Proposal would still be fair and therefore still be in the best interests of Asciano Shareholders.

Asciano Shareholders should carefully review the Independent Expert’s Report in its entirety. A copy of the Independent Expert’s Report is included in Annexure A of this Scheme Booklet.

3	The offer represents attractive value for Asciano Shareholders

The implied value of the Scheme Consideration represents a significant premium over historical trading prices of the Asciano Shares. The implied value of the Standard Consideration, excluding the potential benefit of franking credits associated with the Special Dividend, is approximately A$9.0732 per Asciano Share as at 23 September 2015, being the last practicable trading day prior to the date of this Scheme Booklet.15

Since the Transaction was announced, equity markets have been impacted by significant global volatility. From 18 August 2015 until 23 September 2015, the last practicable trading day prior to the date of this Scheme Booklet, the S&P500 index has declined 7.5%, the ASX200 has declined 5.8% and the AUD/USD exchange rate has fallen from 0.7343 to 0.6990. The BIP Interest price has declined 4.4% (in USD terms) as result of which the implied value of the Standard Consideration has also declined. The volatility in global equity markets has contributed to the decline in the implied value of the Scheme Consideration.

At the time of announcing the Transaction, the implied value of the Standard Consideration was A$9.15076 per Asciano Share.16

14.	As at 23 September 2015, the last practicable trading day prior to the date of this Scheme Booklet, the implied value of the Standard Consideration was approximately A$9.0732 (based on the price of US$38.46 per BIP Interest as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6:00am on 24 September 2015) which represents a premium of 9.2% to A$8.31 per Asciano Share, being the closing share price on 23 September 2015.

15.	Based on the price of US$38.46 per BIP Interest, as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6:00am on 24 September 2015.

16.	Based on the price of US$42.05 per BIP Interest as at NYSE close on 14 August 2015 and the AUD/USD exchange rate of 0.7374 as quoted at 6:00am on 15 August 2015.

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Reasons to VOTE IN FAVOUR of the Scheme

The implied value of the Standard Consideration at the time of announcing the Scheme,18 was also approximately 30% above the median of broker valuations of Asciano Shares of A$7.05 per Asciano Share. The broker valuations are based on broker reports published prior to the announcement on 1 July 2015 of Brookfield Infrastructure’s approach and use methodologies commonly used to value companies in the infrastructure and logistics sector.19 Whilst broker valuations of ASX listed companies provide a useful comparison, they are based on assumptions and projections that may or may not be realised or achieved and should be viewed accordingly.

4	The Scheme provides some flexibility for each Asciano Shareholder to determine the optimal form of consideration

Asciano Shareholders have flexibility to elect to receive Standard Consideration, Maximum Cash Consideration or Maximum Scrip Consideration.

Asciano Shareholders electing to receive Standard Consideration will receive cash consideration of A$6.9439 (reduced by the cash value of any Special Dividend paid) and scrip consideration of 0.0387 BIP CDIs for each Asciano Share held on the Scheme Record Date.

Asciano Shareholders who wish to maximise their participation in the potential strategic and financial benefits from a combination of Asciano with Brookfield Infrastructure may elect to receive Maximum Scrip Consideration. Asciano Shareholders electing to receive Maximum Scrip Consideration will receive up to 0.16047 BIP CDIs (reduced to account for the cash value of any Special Dividend paid) for each Asciano Share held on the Scheme Record Date, subject to a proportional scale-back in certain circumstances (see Sections 1 and 3.3).20

Scale-back will be performed based on a fixed price for BIP CDIs of approximately A$57.02468 and an assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) per Asciano Share. For example, to the extent a shareholder who selects Maximum Cash Consideration is subject to scale-back, the component of the assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) which cannot be satisfied in cash will be satisfied in BIP CDIs provided at the fixed price of approximately A$57.02468. To the extent that BIP Interests trade below or above A$57.02468, Asciano Shareholders may wish to take this into account in making their Elections as the implied value of the Scheme Consideration is impacted by the value of BIP CDIs from time to time. As at 23 September 2015, being the last practicable date prior to the date of this Scheme Booklet, BIP Interests were trading at a value of approximately A$55.0215.21 Prior to the Scheme Meeting, Asciano intends to provide an update to Asciano Shareholders regarding the value of BIP Interests and, to the extent it considers appropriate, interim results of Elections (which results will not be made final prior to the Election Date, anticipated to be 30 November 2015).

Alternatively, Asciano Shareholders can elect to receive Maximum Cash Consideration. Asciano Shareholders electing to receive Maximum Cash Consideration will receive approximately A$9.15076 cash for each Asciano Share held on the Scheme Record Date (reduced by the cash value of any Special Dividend paid), subject to a proportional scale-back in certain circumstances (see Sections 1.1 and 3.3).

Further access to cash is available for Asciano Shareholders making an Election to sell their BIP CDIs as part of the Sale Facility which will be available in relation to up to 400 BIP CDIs which they are entitled to receive under the Scheme.

Further details of the Election, the scale-back mechanism and the Sale Facility are set out in Sections 1 and 3.3.

17.	Based on the price of US$38.46 per BIP Interest, as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6:00am on 24 September 2015. The undisturbed VWAPs are based on cumulative trading for the respective periods up to and including 30 June 2015, being the last day prior to Asciano confirming to the ASX that it had received a non-binding indicative proposal from Brookfield Infrastructure. 5 day VWAP based on trading from 24 June 2015, 1 month VWAP based on trading from 1 June 2015, 3 month VWAP based on trading from 1 April 2015 and 12 month VWAP based on trading from 1 June 2014.

18.	Based on the price of US$42.05 per BIP Interest as at NYSE close on 14 August 2015 and the AUD/USD exchange rate of 0.7374 as quoted at 6:00am on 15 August 2015.

19.	The median is based on 12 broker valuations, dated from 17 February 2015 to 30 June 2015 and with a total range of A$6.00 – 8.00 per Asciano Share. The valuations are calculated using discounted cash flow analysis, sum-of-the-parts discounted cash flow analysis and multiples sum-of-the-parts. All valuations were published prior to the announcement of Brookfield Infrastructure’s interest in acquiring Asciano on 1 July 2015 and broker valuations may have been impacted by this or other factors in the period post 1 July 2015. Where research analysts have released multiple reports during the period, the most recent valuation has been included in the median calculation.

20.	The cash value of any Special Dividend paid will reduce the scrip consideration received by Asciano Shareholders who elect Maximum Scrip Consideration. For example, if a Special Dividend of A$0.90 were paid, BIP CDIs received by Asciano Shareholders electing Maximum Scrip Consideration will, subject to scale-back, be 0.14469 BIP CDIs for each Asciano Share held on the Scheme Record Date. See Sections 1 and 3.3 of this Scheme Booklet.

21.	Based on the price of US$38.46 per BIP Interest as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6:00am on 24 September 2015.

asciano scheme booklet	7

Reasons to VOTE IN FAVOUR of the Scheme

5	Asciano Shareholders may receive a fully franked Special Dividend of up to A$0.90 per Asciano Share. This gives an additional benefit to certain Asciano Shareholders who are Australian tax residents

Subject to the Scheme becoming Effective and a favourable draft ATO Tax Ruling being obtained, Asciano expects to pay a fully franked Special Dividend of up to A$0.90 per Asciano Share. To the extent that a Special Dividend is paid, the Scheme Consideration will be reduced to account for the cash value of any Special Dividend paid. The Special Dividend is expected to be paid on or about Tuesday, 1 December 2015.

Those Asciano Shareholders who can capture the full benefit of the franking credits associated with the Special Dividend will receive an additional benefit valued at up to approximately A$0.386 per Asciano Share.

The value of franking credits will not be the same for all Asciano Shareholders. Whether an Asciano Shareholder is able to capture the full benefit of the franking credits will depend on their personal tax circumstances, including whether they satisfy the relevant 45-day “holding period rules”.22 See Section 9 for further details regarding the tax implications of the Scheme and the Special Dividend.

By way of illustration, an Asciano Shareholder who is a superannuation fund with a marginal tax rate of 15% will receive a refundable tax credit of approximately A$0.193 per Asciano Share as a result of the franking credits. See Section 9 for further details regarding the tax implications of the Scheme and the Special Dividend.

6	Asciano Shareholders have the opportunity to participate in the Combined Group

Asciano Shareholders will be able to participate in the Combined Group, including the Asciano business, via the receipt of scrip consideration.

6.1	Track record of delivering growth to securityholders

BIP has consistently achieved its stated growth targets since its inception in 2008.

BIP has a stated target of 5-9% growth in distributions per annum and 10% FFO growth per BIP Interest per annum, and it has achieved an approximately 12% distribution per BIP Interest CAGR and 23% FFO per BIP Interest CAGR since 2009.

22.	Applying the expected timetable, an Asciano Shareholder who holds their Asciano Shares at risk during the period from 17 October 2015 to 1 December 2015 (inclusive) should satisfy the “holding period rules” and be eligible for the franking credit and tax offset. This issue is being addressed in the ATO Tax Ruling requested by Asciano. Asciano Shareholders should refer to the ATO Tax Ruling once it is published.

23.	Brookfield Infrastructure August 2015 release ‘Proposed Investment in Asciano Limited’. For 2015, data used is the annualised FFO and distribution per BIP Interest using the results for the 6 months ended 30 June 2015 (noting that BIP has a 31 December 2015 financial year end). Note that past performance is not an indicator of future performance.

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Reasons to VOTE IN FAVOUR of the Scheme

6.2	Combined Group provides enhanced geography and asset type diversification

Currently, Asciano’s operating businesses are only in Australia and New Zealand. Following the implementation of the Scheme, the Combined Group will have greater geographic diversification, with the majority of EBITDA (50%) to come from Australia and New Zealand followed by Europe (21%), South America (20%) and North America (9%).

EBITDA by geography24

Asciano currently operates principally in rail and port transportation infrastructure asset classes in Australia and New Zealand. The Combined Group will operate in four different infrastructure related asset classes including transport (railroads, toll roads and ports) (58% of EBITDA), utilities (regulated terminal, electricity transmission assets and regulated distribution assets) (30% of EBITDA), energy (energy transmission, distribution and storage assets) (10% of EBITDA) and communications infrastructure (communication tower operations) (2% of EBITDA). Further information on the Combined Group is set out in Section 6.

Asciano and Combined Group EBITDA by asset class25

24.	Pro forma EBITDA by geography for Combined Group based on Brookfield Infrastructure reported EBITDA for the six month period ending 30 June 2015, excluding corporate/other items. Asciano also based on EBITDA for the six months ended 30 June 2015 and converted at the average AUD/USD exchange rate over the same period of 0.7823. Excludes corporate and overheads and only includes Brookfield Infrastructure’s proportionate share.

25.	Pro forma EBITDA by asset type for Combined Group based on Brookfield Infrastructure reported EBITDA for the six month period ending 30 June 2015, excluding corporate/other items. Asciano also based on EBITDA for the six months ended 30 June 2015 and converted at the average AUD/USD exchange rate over the same period of 0.7823. Excludes corporate and overheads and only includes Brookfield Infrastructure’s proportionate share. Transport includes rail haulage, stevedoring and other logistical activities.

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Reasons to VOTE IN FAVOUR of the Scheme

6.3	Combination will create a global ports and rail platform

Brookfield Infrastructure proposes to manage Asciano’s high-quality assets with those within its existing transport platform.

The combined ports portfolio reflects a continuation of Asciano’s stated strategy to join a global port network. Together, the port assets provide the foundation of a global port network, with the potential to provide a global solution to shipping customers across multiple geographies. Brookfield Infrastructure believes there are opportunities to drive value in the combined port portfolio of assets by leveraging Asciano’s leading experience in container terminal automation and Brookfield Infrastructure’s extensive business development expertise.

Asciano’s leading above rail operations together with Brookfield Infrastructure’s Australian and Brazilian logistics businesses create an international rail logistics platform. Brookfield believes there are opportunities to drive value in the combined global rail portfolio including leveraging Pacific National technology and best practices to improve efficiency of Brookfield Infrastructure’s Brazilian rail assets.

6.4	Ongoing ASX listing

Former Asciano Shareholders who receive scrip consideration are expected to be able to trade their BIP CDIs on the ASX. Brookfield Infrastructure has received in principle approval from the ASX for a foreign exempt listing.

7	If the Scheme does not proceed, and no Superior Proposal emerges, the price of Asciano Shares may fall

If the Scheme is not implemented, Asciano Shares will remain quoted on the ASX and will continue to be subject to market volatility, including as a result of general stock market movements and the impact of general economic conditions. As such, if the Scheme is not implemented, it is possible that the price at which Asciano Shares trade will fall.

Over the three years prior to 30 June 2015, closing prices of Asciano Shares have been between a high of A$6.84 per Asciano Share on 25 May 2015 and a low of A$4.16 per Asciano Share on 25 July 2012. On 30 June 2015, the trading day prior to Asciano confirming to the ASX that it had received a non-binding indicative proposal from Brookfield Infrastructure, the Asciano Share price closed at A$6.65 per Asciano Share.

26.	Market data as at 23 September 2015. Current implied value of the Standard Consideration is approximately A$9.0732 per Asciano Share as at 23 September 2015, being the last practicable trading day prior to the date of this Scheme Booklet and based on the BIP Interest price of US$38.46 per BIP Interest as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6:00am on 24 September 2015.

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Reasons why you may vote against the Scheme

Although the Asciano Board unanimously recommends that Asciano Shareholders vote in favour of the Scheme in the absence of a Superior Proposal, and the Independent Expert has concluded that the Scheme is in the best interests of Asciano Shareholders in the absence of a Superior Proposal, this Section sets out the factors which may lead an Asciano Shareholder to vote against the Scheme.

1	You may disagree with your Directors’ recommendation or the conclusion of the Independent Expert

Notwithstanding the unanimous recommendation of the Asciano Directors and the Independent Expert’s opinion that the Scheme is in the best interests of Asciano Shareholders, you may believe that the Scheme is not in your best interests.

2	The value of the Scheme Consideration is not certain and you will not know the outcome of your Election until the Scheme Record Date

2.1	The value of the Scheme Consideration is not certain

If the Scheme is implemented, Asciano Shareholders electing to receive Standard Consideration will receive cash of A$6.9439 (reduced by the cash value of any Special Dividend paid) and 0.0387 BIP CDIs in respect of each Asciano Share held on the Scheme Record Date. The value of BIP CDIs received by Asciano Shareholders on implementation of the Scheme will depend on the price at which BIP CDIs trade on the ASX as at the Implementation Date.

The implied value of the BIP CDIs that will be received by Asciano Shareholders who elect (or are deemed to elect) Standard Consideration or Maximum Scrip Consideration will vary over time depending on the prevailing value of a BIP Interest and the AUD/USD exchange rate. Even if an Asciano Shareholder elects Maximum Cash Consideration, they may still be scaled back and receive some BIP CDIs (see Sections 1 and 3.3).

The charts below represent the impact on the implied value of the Standard Consideration of movements in exchange rates and movements in the value of BIP CDIs (for the purposes of these charts the value of BIP CDIs is assumed to be consistent with the value of the underlying BIP Interests).

Following implementation of the Scheme, the price of BIP CDIs may rise or fall based on market conditions, foreign exchange movements and Brookfield Infrastructure’s financial and operational performance. If the price of BIP CDIs fall, the value of the BIP CDIs received as Scheme Consideration will decline. If the price of BIP CDIs increase, the value of the BIP CDIs received as Scheme Consideration will increase.

Further, in circumstances where Asciano Shareholders do not intend to continue to hold their BIP CDIs, and either sell on-market, or participate in the Sale Facility, there is a risk that this may adversely impact the price of BIP CDIs.

27.	Sensitivities based on the BIP Interest price of US$38.46 per unit as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 quoted at 6:00am on 24 September 2015 being the last practicable trading day prior to the date of this Scheme Booklet. Chart reflects sensitivity to AUD/USD exchange rate while holding BIP Interest price constant.

28.	Sensitivities based on the BIP Interest price of US$38.46 per unit as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 quoted at 6:00am on 24 September 2015 being the last practicable trading day prior to the date of this Scheme Booklet. Chart reflects sensitivity to BIP Interest price while holding AUD/USD exchange rate constant.

asciano scheme booklet	11

Reasons why you may vote against the Scheme

2.2	Asciano Shareholders who choose Maximum Cash Consideration or Maximum Scrip Consideration will not know the outcome of their Election until after the Scheme Record Date

While the combination of cash and BIP CDIs that will comprise the Standard Consideration is known, the combination of cash and BIP CDIs which Asciano Shareholders who choose the Maximum Cash Consideration or the Maximum Scrip Consideration will receive is subject to scale-back (see Sections 1 and 3.3) and is not currently known. Whether scale-back will occur cannot be determined until after the Scheme Record Date. Accordingly, the amount of cash and scrip to be received by each Asciano Shareholder making an Election, other than an Election to receive Standard Consideration, will only be known after the Scheme Record Date, when any required scale-back has been calculated in accordance with the terms of the Scheme, and an Asciano Shareholder may not receive the exact consideration chosen in their Election. See Section 1.2 for worked examples of the potential outcome of Elections, depending on the percentage of Asciano Shareholders who make, or are deemed to have made, an Election for each form of consideration.29

3	Becoming a BIP Securityholder will change the profile of your investment

An Asciano Shareholder may wish to maintain an investment in Asciano in order to have an investment with the specific characteristics of Asciano in terms of industry, operational profile, capital structure, size and geography, amongst other things. As set out in Section 5, the characteristics of the scrip Asciano Shareholders will receive in the Combined Group will be different to Asciano’s existing profile.

3.1	Change in listing and liquidity

Asciano is an ASX listed, public limited liability company, domiciled in Australia. In contrast, BIP has a listing on the NYSE and TSX and is expected to receive a foreign exempt listing on the ASX for the BIP CDIs.

Asciano is currently included in relevant S&P/ASX indices, including the S&P/ASX 100 and the S&P/ASX 200. BIP CDIs received as part of the Scheme Consideration will need to satisfy relevant eligibility criteria, including size and liquidity, like any other listed entity, before qualifying for inclusion in relevant S&P/ASX indices.

Relative to BIP, Asciano is currently a highly liquid stock. Trading volumes in BIP Interests on the NYSE and TSX are significantly lower in absolute terms and to a lesser extent, lower in U.S. dollar terms. BIP CDIs listed on the ASX may have lower liquidity than Asciano Shares currently have.

3.2	Change in foreign currency exposure

The Combined Group will have operations in multiple geographical jurisdictions exposing it to foreign currency risk across those jurisdictions. The Combined Group will therefore have a different foreign currency exposure to Asciano on a standalone basis.

29.	See also Sections 1 and 3.3 for further details regarding how the Scheme Consideration Elections and scale-back will operate.

30.	Trading volumes taken up to and including 30 June 2015, being the day prior to Asciano confirming to the ASX that it had received a non-binding indicative proposal from Brookfield Infrastructure. Trading volumes exclude public holidays and other non-trading days.

31.	Trading volumes taken up to and including 30 June 2015, being the day prior to Asciano confirming to the ASX that it had received a non-binding indicative proposal from Brookfield Infrastructure. Trading volumes exclude public holidays and other non-trading days.

32.	“LTM ADTV” means average daily trading volume of Asciano Shares or BIP Interests (as relevant) over the 12 month period leading up to and including 30 June 2015. “3 month ADTV” means average daily trading volume of Asciano Shares or BIP Interests (as relevant) over the 3 month period leading up to and including 30 June 2015. “6 month ADTV” means average daily trading volume of Asciano Shares or BIP Interests (as relevant) over the 6 months period leading up to and including 30 June 2015.

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Reasons why you may vote against the Scheme

3.3	Change in leverage

The Combined Group will have a different leverage profile. Asciano had reported leverage of 2.7x net debt to EBITDA as at 30 June 2015. Brookfield Infrastructure operates its business at significantly higher leverage to Asciano’s historical level. Brookfield Infrastructure had reported leverage of 5.5x proportionate net debt to Adjusted EBITDA as at 30 June 2015. Refer to Section 6 for more detail on the Combined Group’s pro forma financial information.

3.4	Change in entity and corporate structure

There are many significant differences between Asciano and BIP. Asciano is an Australian domiciled, public limited liability company. In contrast, BIP is a Bermudan domiciled, exempted limited partnership. A number of the differences in structure may be considered to be adverse from the perspective of Asciano Shareholders including the following:

●	Internal vs external management: Asciano is internally managed with a board of Directors elected by its shareholders, who have certain fiduciary duties to the shareholders of Asciano. BIP is externally managed by its general partner BIP GP, a subsidiary of Brookfield Asset Management. Holders of BIP CDIs cannot remove BIP GP or appoint or remove directors from the board of BIP GP even if they are unsatisfied with the performance of BIP;

●	Fiduciary obligations: Directors of Asciano owe certain fiduciary duties to the shareholders of Asciano. BIP GP does owe duties to BIP Securityholders under applicable laws. However, to the extent that fiduciary duties are owed, they have been modified under the applicable partnership agreements in a way that restricts the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permits conflicts of interest to be resolved in a manner that may not in all cases be in the best interest of BIP or the best interests of BIP Securityholders;

●	Rights and protections: The rights and protections for BIP Securityholders (which are afforded under foreign laws with which Asciano Shareholders are likely to be unfamiliar) are significantly different from the rights and protections afforded to shareholders in an ASX listed company and may offer significantly lower levels of protection. Whilst some of the protections under the ASX Listing Rules will apply by virtue of the BIP CDIs receiving an ASX foreign exempt listing, these are limited. For example, BIP GP cannot be removed as general partner of BIP by BIP Securityholders and anti-dilution protections are significantly weaker. Further detail regarding the anti-dilution protections are set out in Sections 5.7 and 7.

●	Reduced premium for control: Under the Limited Partnership Agreement, BIP Securityholders are not entitled to vote on matters relating to BIP, such as acquisitions, dispositions or financing, or to participate in the management or control of BIP. In addition, as mentioned above, BIP Securityholders cannot cause a change in management.

As a result, unlike holders of Asciano Shares, holders of BIP Interests and BIP CDIs are not able to influence BIP’s direction, including its policies and procedures, or to cause a change in its management.

Consequently, holders of BIP Interests and BIP CDIs may be deprived of an opportunity to receive a premium for their BIP Interests and BIP CDIs in the future through a sale of BIP and the trading price of BIP Interests and BIP CDIs may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

●	Reduced related party protections: There are significant related party payments made by Brookfield Infrastructure including paying a quarterly fee for management services, calculated as 0.3125% (1.25% annually) of BIP’s market value[33] (see Sections 5.5(f) and 7.10) and in certain circumstances incentive distributions are payable by BILP (see Sections 5.5(f) and 7.8(e)). In contrast, for a related party payment to be made under the current Asciano structure, shareholder approval would be required in certain circumstances under Chapter 2E of the Corporations Act and/or ASX Listing Rule 10.1.

Further details regarding the BIP structure and its consequences for Asciano Shareholders who receive BIP CDIs are set out in Sections 5 and 7.

4	The tax consequences of the Scheme may not suit your current financial position

Implementation of the Scheme will have tax consequences for Asciano Shareholders. Some of the tax consequences that may arise as a result of the Scheme (amongst others) are outlined below.

A taxable gain might be realised from the disposal of Asciano Shares. Further, no Australian capital gains tax rollover will be available for Asciano Shareholders in relation to the scrip component of the Scheme Consideration in respect of any gain realised on the disposal of Asciano Shares. Consequently, Asciano Shareholders will need to fund any tax liability associated with the capital gains tax attributable to the scrip consideration from other cash sources. The Special Dividend might result in a tax liability depending on individual tax circumstances.

The tax treatment of a BIP distribution received by Asciano Shareholders in respect of their BIP CDIs following the Scheme may vary depending on the nature and characteristics of each Asciano Shareholder and their specific circumstances. Accordingly, Asciano Shareholders should seek professional tax advice in relation to their particular circumstances. Depending on the future financial position of BIP, Asciano Shareholders may receive distributions from BIP following the Scheme. These distributions should generally be treated as unfranked dividends for Australian income tax purposes. Although Asciano shareholders will not be entitled to any franking credits for distributions from BIP, Asciano Shareholders may be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends for any foreign income tax withheld by BIP. Asciano Shareholders should seek independent advice in relation to their entitlement to foreign income tax offsets in respect of distributions received on BIP CDIs following the Scheme.

For further detail regarding general Australian tax consequences of the Transaction, refer to Section 9 of this Scheme Booklet. The tax treatment may vary depending on the nature and characteristics of each Asciano Shareholder and their specific circumstances. Accordingly, Asciano Shareholders should seek professional tax advice in relation to their particular circumstances.

33.	Market value is adjusted to add certain debt and subtract certain cash.

asciano scheme booklet	13

Reasons why you may vote against the Scheme

5	You may consider that there is the potential for a Superior Proposal to be made in the foreseeable future

It is possible that a more attractive proposal for Asciano Shareholders could materialise in the future, such as a takeover bid with a higher offer price than the implied value of the Scheme Consideration.

The Directors are, at present, not aware of any alternative proposal for Asciano. Moreover, the Directors consider that the possibility of a proposal that could give rise to a Superior Proposal emerging in the foreseeable future is low. Since the announcement of Brookfield Infrastructure’s non-binding indicative proposal to Asciano on 1 July 2015 and the subsequent announcement of Asciano’s entry into the Scheme Implementation Deed with Brookfield Infrastructure on 18 August 2015, no alternative proposal has emerged and no Director has received any approaches which would cause him or her to believe that an alternative proposal is likely to emerge.

As set out in Section 10, under the Scheme Implementation Deed, Asciano is bound by customary exclusivity obligations, including in relation to alternative proposals.

14	asciano scheme booklet

What you should do

Step 1:  Read this Scheme Booklet in its entirety

You should carefully consider the information in this Scheme Booklet to help you make an informed decision on how to vote on the Scheme.

You should read this Scheme Booklet in its entirety. Answers to some common questions are contained in Section 2 of this Scheme Booklet titled “Frequently asked questions”.

If you are in doubt as to what you should do, you should consult your legal, financial or other professional advisor.

If you have any questions, please contact the Shareholder Information Line between 9:00am and 5:00pm (Sydney time) from Monday to Friday on 1300 729 310 (within Australia) or +61 3 9415 4608 (outside Australia).

Step 2:  Vote on the Scheme

Proxy forms and powers of attorney must be lodged by 10:30am (Sydney time) on Sunday, 8 November 2015.

The Scheme Meeting at which Asciano Shareholders will vote on whether to approve the Scheme will be held at the State Library of Victoria, Village Roadshow Theatrette, 328 Swanston Street, Melbourne after the Annual General Meeting of Asciano closes.

An Asciano Shareholder can vote by doing one of the following:

●	vote in person – by attending the Scheme Meeting;

●	vote by proxy – by completing and returning to the Asciano Registry the enclosed proxy form for the Scheme Meeting. The proxy form must be received by the Asciano Registry by no later than 10:30am (Sydney time) on Sunday, 8 November 2015 or lodge your proxy online at www.asciano.com.au by no later than 10.30am (Sydney time) on Sunday, 8 November 2015;

●	vote by attorney – by providing the Asciano Registry the original (or certified copy) of the instrument appointing an attorney by no later than 10:30am (Sydney time) on Sunday, 8 November 2015 (unless a copy has already been provided to the Asciano Registry); or

●	vote by corporate representative – (in the case of a body corporate) by appointing a corporate representative to act as its representative. The appointment must comply with section 250D of the Corporations Act. A corporate Asciano Shareholder or corporate proxy should obtain a “Certificate of Appointment of Corporate Representative” form from the Asciano Registry, and complete and sign the form in accordance with the instructions on it. The corporate representative must attend the Scheme Meeting in person.

Your Directors unanimously recommend that you vote in favour of the Scheme, in the absence of a Superior Proposal.

If you wish the Scheme to proceed, it is important that you vote in favour of the resolution at the Scheme Meeting. The Scheme will not proceed unless the Scheme is approved by Asciano Shareholders.

Step 3:  Make an Election

Election forms must be returned by 5:00pm (Sydney time) on the Election Date, being 30 November 2015.

Asciano Shareholders may make an Election to receive their Scheme Consideration as Standard Consideration, Maximum Cash Consideration or Maximum Scrip Consideration. The difference between the three forms of Scheme Consideration are summarised in Sections 1 and 3.3 of this Scheme Booklet.

An Asciano Shareholder who does not make an Election, who makes an invalid Election or who becomes an Asciano Shareholder after the Election Date will be deemed to have elected to receive the Standard Consideration.

Asciano Shareholders may also elect to participate in the Sale Facility in respect of up to 400 BIP CDIs to which they may become entitled.

In addition, Asciano Shareholders may also elect to hold BIP CDIs that would constitute a Small Parcel which they are entitled to receive under the Scheme. If an Asciano Shareholder does not make this election and becomes entitled to receive a Small Parcel of BIP Interests under the Scheme, those BIP Interests will be sold under the Sale Facility. Asciano Shareholders should refer to Sections 1 and 3.3 for further details.

Once made, your Election will be irrevocable and, other than an Election to participate in the Sale Facility in respect of up to 400 BIP CDIs to which you may become entitled, will apply to all Scheme Shares which you hold on the Implementation Date.

Section 1 of this Scheme Booklet sets out how Asciano Shareholders may make an Election.

asciano scheme booklet	15

1. What I will receive and making an Election
16 asciano scheme booklet

1.   What I will receive and making an Election

1.1	The alternatives for Scheme Consideration

Under the Scheme, Asciano Shareholders (including Ineligible Foreign Shareholders) may elect to receive one of three alternatives: Standard Consideration, Maximum Scrip Consideration or Maximum Cash Consideration. Once made, an Election is irrevocable and cannot be changed.

The scrip consideration will take the form of CHESS Depositary Interests (“BIP CDIs”) over BIP Interests. BIP is a limited partnership formed in Bermuda, with a listing on the NYSE and TSX and has applied for foreign exempt listing on the ASX.

Subject to the Scheme becoming Effective and a favourable draft ATO Tax Ruling being obtained, Asciano also expects to pay a fully franked Special Dividend of up to A$0.90 per Asciano Share. The Scheme Consideration will be reduced to account for the cash value of any Special Dividend paid. A Special Dividend of up to A$0.90 per Asciano Share will potentially provide an additional benefit of up to approximately A$0.386 per Asciano Share for Asciano Shareholders who can capture the full benefit of the cash amount of the franking credits.

Whether an Asciano Shareholder is able to capture the full benefit of the franking credits will depend on their personal tax circumstances, including whether they satisfy relevant 45-day ‘holding period rules’ described in Section 9. Applying the expected timetable, an Asciano Shareholder who holds their Asciano Shares at risk for the period from 17 October 2015 to 1 December 2015 (inclusive) should satisfy the ‘holding period rules’ and be eligible for the franking credit and tax offset. This issue is being addressed in the ATO Tax Ruling requested by Asciano. Asciano Shareholders should refer to the ATO Tax Ruling once it is published.

To receive the Scheme Consideration and the Special Dividend, you must hold Asciano Shares on the relevant record dates:

●	Asciano Shareholders will only be eligible to receive the Special Dividend in respect of Asciano Shares they hold at the Special Dividend Record Date (expected to be Monday, 23 November 2015 at 7:00pm (Sydney time)); and

●	Asciano Shareholders will only be eligible to receive Scheme Consideration in respect of Asciano Shares they hold at the Scheme Record Date (expected to be Wednesday, 2 December 2015 at 7:00pm (Sydney time)).

If the Scheme becomes Effective and is implemented, the alternative forms of Scheme Consideration available to Asciano Shareholders are as follows:

●	Standard Consideration – A$6.9439 cash (reduced by the cash value of any Special Dividend paid) and 0.0387 BIP CDIs for each Asciano Share held at the Scheme Record Date.

●	Maximum Scrip Consideration – allows Asciano Shareholders to elect to receive more scrip consideration and less cash consideration than under the Standard Consideration alternative.

If Elections for Maximum Scrip Consideration can be satisfied in full, then Asciano Shareholders will receive 100% scrip consideration, consisting of approximately 0.16047 BIP CDIs for each Asciano Share held at the Scheme Record Date, reduced to account for the cash value of any Special Dividend paid (see Section 3.3). For example, if a Special Dividend of A$0.90 per Asciano Share were paid, the scrip would reduce to approximately 0.14469 BIP CDIs for each Asciano Share held at the Scheme Record Date.

If scaling back is required (refer to Section 3.3 of this Scheme Booklet for details regarding the scaling back mechanism under the Scheme), Asciano Shareholders who elect Maximum Scrip Consideration will receive a reduced amount of scrip (provided based on a fixed price of approximately A$57.02468 per BIP CDI) consideration and the balance of their Scheme Consideration in cash.

Subject to rounding, the minimum amount of BIP CDIs that will be received by an Asciano Shareholder who elects Maximum Scrip Consideration will be 0.0387 BIP CDIs for each Asciano Share held at the Scheme Record Date with the balance of their Scheme Consideration comprising, in that case, A$6.9439 cash (reduced to account for the cash value of any Special Dividend paid) for each Asciano Share (being equivalent to the Standard Consideration).

Asciano Shareholders who elect Maximum Scrip Consideration will also receive up to A$0.90 Special Dividend (if any) for each Asciano Share held at the Special Dividend Record Date, regardless of whether or not scaling back is required.

Please see Section 1.2 below for worked examples of the outcome of Elections, depending on the percentage of Asciano Shareholders who make an Election for Maximum Scrip Consideration.

●	Maximum Cash Consideration – allows Asciano Shareholders to receive more cash consideration and less scrip consideration than under the Standard Consideration alternative.

If Elections for Maximum Cash Consideration can be satisfied in full, Asciano Shareholders who elect Maximum Cash Consideration will receive 100% cash consideration, consisting of approximately A$9.15076 cash (reduced by the cash value of any Special Dividend paid) for each Asciano Share held at the Scheme Record Date.

If scaling back is required, Asciano Shareholders who elect Maximum Cash Consideration will receive a reduced amount of cash consideration and the balance of their Scheme Consideration in BIP CDIs (provided based on a fixed price of approximately A$57.02468 per BIP CDI).

Subject to rounding, the minimum amount of cash consideration payable to an Asciano Shareholder who elects Maximum Cash Consideration will be A$6.9439 cash (reduced by the cash value of any Special Dividend paid) for each Asciano Share held at the Scheme Record Date plus 0.0387 BIP CDIs (being equivalent to the Standard Consideration).

Asciano Shareholders who elect Maximum Cash Consideration will also receive up to A$0.90 Special Dividend (if any) for each Asciano Share held at the Special Dividend Record Date, regardless of whether or not scaling back is required.

Please see section 1.2 below for worked examples of the outcome of Elections, depending on the percentage of Asciano Shareholders who make, or are deemed to have made, an Election for Maximum Cash Consideration.

asciano scheme booklet	17

1.   What I will receive and making an Election  (cont)

Asciano Shareholders should note that the provision of Scheme Consideration, including the scale-back for Maximum Cash Consideration or Maximum Scrip Consideration, will be performed based on a fixed price for BIP CDIs of approximately A$57.02468 and an assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) per Asciano Share. For example, to the extent a shareholder who selects Maximum Cash Consideration is subject to scale-back, the component of the assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) which cannot be satisfied in cash will be satisfied in BIP CDIs provided at the fixed price of approximately A$57.02468. To the extent that BIP Interests trade below or above approximately A$57.02468, Asciano Shareholders may wish to take this into account in making their Elections, as the implied value of the Scheme Consideration is impacted by the value of BIP CDIs from time to time. For example, if BIP Interests are trading significantly below an implied value of approximately A$57.02468, shareholders wishing to maximise their holding of BIP scrip could potentially obtain more BIP CDIs by making a Maximum Cash Election and subsequently buying BIP CDIs on market (subject to scale-back implications and depending on subsequent movements in the price of BIP CDIs). As at 23 September 2015, being the last practicable date prior to the date of this Scheme Booklet, BIP Interests were trading at a value of approximately A$55.0215.34

Prior to the Scheme Meeting, Asciano intends to provide an update to Asciano Shareholders regarding the value of BIP Interests and, to the extent it considers appropriate, interim results of Elections (which results will not be made final prior to the Election Date, anticipated to be 30 November 2015).

1.2	Worked Examples

The tables below illustrate the potential Election outcomes for Asciano Shareholders who make an Election to receive Maximum Cash Consideration or Maximum Scrip Consideration depending on the total Elections made by other Asciano Shareholders. In each case, Asciano Shareholders who make an Election to receive Standard Consideration will receive A$6.0439 and 0.0387 BIP CDIs. The numbers in the tables below are approximate and have been rounded to four decimal points. For illustrative purposes the tables assume that a Special Dividend of A$0.90 is paid. The outcome will be different if a smaller Special Dividend is paid or the Special Dividend is not paid.

Consideration received by Scheme Shareholders who elect Maximum Cash Consideration

34.	Based on the price U$38.46 per BIP Interest as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6:00am on 24 September 2015.

18	asciano scheme booklet

1.   What I will receive and making an Election  (cont)

Consideration received by Scheme Shareholders who elect Maximum Scrip Consideration

1.3	What is a BIP CDI

Each BIP CDI which will trade on the ASX will represent a beneficial interest in one BIP Interest.

This means that the holder of a BIP CDI is not technically a “limited partner” of BIP and does not, for example, automatically have the right to attend in person a meeting of the limited partners of BIP (although they will be able to direct the depositary nominee that holds the underlying BIP Interests to cast votes on their behalf).

However, the rights attaching to BIP CDIs are economically equivalent to those attaching to BIP Interests. In particular, the holder of a BIP CDI will be entitled to receive distributions that are payable to holders of BIP Interests.

Holders of BIP CDIs will at any time be able to convert their BIP CDIs into BIP Interests on the Brookfield Register trading on the NYSE or the TSX register by contacting Computershare’s Global Transaction Team. The conversion will ordinarily take effect within one to three business days.

See Section 7.2 for further details.

1.4	Sale Facility

A Sale Facility has also been established in respect of certain BIP CDIs to be issued under the Scheme.

Under the Sale Facility, BIP CDIs of certain Scheme Shareholders will be sold. The proceeds of that sale will be remitted to Scheme Shareholders who participate. No brokerage will be payable in respect of BIP CDIs sold through the Sale Facility.

Any Eligible Asciano Shareholder may elect to sell up to 400 BIP CDIs that they may become entitled to receive under the Scheme through the Sale Facility.

In addition, the following BIP CDIs will be sold under the Sale Facility (regardless of any Election made as described in Section 1.1 above):

●	Ineligible Foreign Shareholders – all BIP CDIs that would have been issued to an Ineligible Foreign Shareholder had they been an Eligible Asciano Shareholder; and

●	Small holders – all BIP CDIs of Asciano Shareholders who would otherwise receive BIP CDIs that constitute a Small Parcel (unless they make an Election to retain that holding).

Fractions of BIP CDIs arising from rounding will also be sold through the Sale Facility.

1.5	How to make an Election

Asciano Shareholders have the ability to make the following Elections:

●	an Election as to the alternative of Scheme Consideration they would like to receive; and

●	an Election as to whether they would like to participate in the Sale Facility (for up to 400 BIP CDIs they may become entitled to receive under the Scheme).

asciano scheme booklet	19

1.   What I will receive and making an Election  (cont)

In addition, Asciano Shareholders who may receive BIP CDIs that constitute a Small Parcel may elect not to have their BIP CDIs sold under the Sale Facility.

To make an Election on any of these matters, Asciano Shareholders will need to complete the election form that is enclosed with this Scheme Booklet and return it to:

Computershare Investor Services Pty Limited

GPO Box 242 Melbourne

Victoria 3001 Australia

so that it is received by the Asciano Registry prior to 5:00pm (Sydney time) on the Election Date, being Monday, 30 November 2015.

Alternatively, you may make your Election online at www.asciano.com.au by no later than 5:00pm (Sydney time) on the Election Date. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), and the postcode of your registered holding of Asciano Shares.

Once made, your Election will be irrevocable and, other than an election to participate in the Sale Facility in respect of up to 400 BIP CDIs to which you may become entitled, will apply to all Scheme Shares which you hold on the Implementation Date.

Asciano Shareholders who do not make an Election, who do not submit a valid Election or who become an Asciano Shareholder after the Election Date will be deemed to have elected to receive the Standard Consideration alternative for each Asciano Share held on the Scheme Record Date.

Asciano Shareholders should note that the determination of the outcome of Elections with respect to Scheme Consideration (including any scale-back which may be required where an Asciano Shareholder elects either Maximum Cash Consideration or Maximum Scrip Consideration) or participation in the Sale Facility will only take account of registered holdings of Scheme Shares on the Register. To the extent that Asciano Shareholders holding one or more parcels of Asciano Shares as trustee or nominee for, or otherwise on account of, another person, wish to establish distinct holdings with the Asciano Registry so that they may be able to make separate Elections for each parcel of Asciano Shares they hold, such shareholders should contact the Asciano Registry.

20	asciano scheme booklet

pacific national
pacific national
HYSTER

2. Frequently asked questions

asciano

asciano scheme booklet 21

Frequently asked
2.questions
asciano scheme booklet 21

2.	Frequently asked questions

This Section 2 answers some commonly asked questions about the Scheme. It is not intended to address all relevant issues for Asciano Shareholders. This Section 2 should be read together with the rest of this Scheme Booklet.

Item (“FAQ”)	Question	Answer	Further Information

1	Background and the Scheme at a glance

1.1	What is the Scheme?	The Scheme involves the Acquirer acquiring all of the Scheme Shares by way of scheme of arrangement for the Scheme Consideration.	3

1.2	What is a “scheme of arrangement”?

A scheme of arrangement is a way of implementing an acquisition of shares under the Corporations Act. It requires a vote in favour of the Scheme by the Requisite Majority of Asciano Shareholders at a meeting of Asciano Shareholders convened by the Court, followed by Court approval.

1.3	What do your Directors recommend?

Your Directors unanimously recommend that you vote in favour of the Scheme, in the absence of a Superior Proposal.

Each Director intends to vote the Asciano Shares they hold or control in favour of the Scheme, in the absence of a Superior Proposal.

The reasons for the Directors’ recommendation and other matters that you may wish to consider are outlined in FAQs 1.5 and 1.6 and on page 22 of this Scheme Booklet.

“Chairman’s Letter”, “Reasons to vote in favour of the Scheme”, “Reasons to vote against the Scheme” on pages 3 to 15.

1.4	What is the Independent Expert’s conclusion?	The Independent Expert has concluded that the Scheme is in the best interests of Asciano Shareholders in the absence of a Superior Proposal.	Annexure A

1.5	Why should you vote in favour of the Scheme?

There are several reasons why the Directors recommend you vote in favour of the Scheme. These reasons include:

●     The Independent Expert has concluded that the Scheme is in the best interests of Asciano Shareholders, in the absence of a Superior Proposal;

●     The offer represents attractive value for Asciano Shareholders;

●     The Scheme provides some flexibility for each Asciano Shareholder to determine the optimal form of Scheme Consideration;

●     Asciano Shareholders may receive a fully franked Special Dividend of up to A$0.90 per Asciano Share. This gives an additional benefit to certain Asciano Shareholders who are Australian tax residents;

●     Asciano Shareholders have the opportunity to participate in the Combined Group; and

●     If the Scheme does not proceed, and no Superior Proposal emerges, the price of Asciano Shares may fall.

“Reasons to vote in favour of the Scheme” on pages 6 to 10

1.6	Why you may consider voting against the Scheme?

The reasons why you may consider voting against the Scheme include:

●     You may disagree with your Directors’ recommendation or the conclusion of the Independent Expert;

●     The value of the Scheme Consideration is not certain and you will not know the outcome of your Election until after the Scheme Record Date;

●     You may wish to maintain your current investment portfolio and becoming a BIP Securityholder will change the profile of your investment including in relation to listing, liquidity, foreign currency exposure, leverage and corporate entity and structure;

●     The tax consequences of the Scheme may not suit your current financial position; and

●     You may consider that there is the potential for a Superior Proposal to be made in the foreseeable future.

“Reasons why you may vote against the Scheme” on pages 11 to 14

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2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

2	What will Scheme Shareholders receive under the Scheme?

2.1	What will I receive if the Scheme becomes Effective?

If the Scheme becomes Effective and is implemented Eligible Asciano Shareholders who elect or are deemed to have elected, the Standard Consideration will be entitled to receive the following in respect of each Scheme Share:

●     Cash consideration: cash of A$6.9439 (reduced by the cash value of any Special Dividend paid);[35] and

●     Scrip consideration: 0.0387 BIP CDIs.

Asciano expects to pay a fully franked Special Dividend of up to A$0.90 per Asciano Share subject to the Scheme becoming Effective and a favourable draft ATO Tax Ruling being obtained, potentially providing an additional benefit of up to approximately A$0.386 per Asciano Share for Asciano Shareholders who can capture the full benefit of the franking credits.[36]

If a Special Dividend is paid, the cash component of the Standard Consideration will be reduced by the cash value of the Special Dividend.

If you are an Ineligible Foreign Shareholder, please see FAQ 2.15 as to what will occur under the Scheme.

1 and 3.3

2.2	What is a BIP CDI?

The relevant BIP Interest is issued in the name of CDN who holds the legal title to the BIP Interest.

Each BIP CDI will represent a beneficial interest in one BIP Interest, being a unit in a limited partnership interest in BIP (a limited partnership formed in Bermuda). A CHESS Depositary Interest or CDI is a unit of beneficial ownership in an issued financial product which is listed on a foreign exchange.

Holders of BIP CDIs have rights that are economically equivalent to the rights attaching to BIP Interests.

BIP CDIs will be quoted and traded on the ASX in Australian dollars.

Holders of BIP CDIs will at any time be able to convert their BIP CDIs into BIP Interests on the Brookfield Register trading on the NYSE or the TSX register by contacting Computershare’s Global Transaction Team. The conversion will ordinarily take effect within one to three business days.

7.2

2.3	Can I elect to receive different Scheme Consideration?

Yes. As an alternative to Standard Consideration, you will be entitled to elect either:

●     Maximum Cash Consideration; or

●     Maximum Scrip Consideration.

You will be able to make this Election even if you are an Ineligible Foreign Shareholder.

Once made, an Election is irrevocable and cannot be changed.

1 and 3.3

35.	See Sections 3.3 and 3.4 of this Scheme Booklet.

36.	Whether a shareholder is able to capture the full benefit of the franking credits will depend on their personal tax circumstances, including whether they satisfy relevant holding period rules. See Section 9 for further details.

asciano scheme booklet	23

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

2.4	What will I receive if I elect Maximum Cash Consideration?

The amount received may be subject to a scale-back.

If there is no scale-back, Scheme Shareholders who elect the Maximum Cash Consideration will be entitled to receive $9.15076 (reduced by the cash value of any Special Dividend paid).

If any scale-back applies, it will occur in accordance with the terms of the Scheme (see Sections 1 and 3.3 of this Scheme Booklet) and will be based on a fixed price for BIP CDIs of approximately A$57.02468 and an assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) per Asciano Share.

Please see Section 1.2 above for worked examples of the outcome of Elections, depending on the percentage of Asciano Shareholders who make, or are deemed to have made, an Election for Maximum Cash Consideration and Maximum Scrip Consideration.

			1 and 3.3

2.5	What will I receive if I elect Maximum Scrip Consideration?

The amount received may be subject to a scale-back.

If there is no scale-back Eligible Asciano Shareholders who elect the Maximum Scrip Consideration will be entitled to receive approximately 0.16047 BIP CDIs for each Asciano Share held at the Scheme Record Date.

The amount of scrip consideration received will be reduced to account for the cash value of any Special Dividend paid. For example, if a Special Dividend of A$0.90 per Asciano Share were paid, the scrip consideration would reduce to approximately 0.14469 BIP CDIs for each Asciano Share held at the Scheme Record Date.

If any scale-back applies, it will occur in accordance with the terms of the Scheme based on a fixed price for BIP CDIs of approximately A$57.02468 and an assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) per Asciano Share (see Sections 1 and 3.3 of this Scheme Booklet). If you are an Ineligible Foreign Shareholder, please see FAQ 2.15 as to what will occur if you elect Maximum Scrip Consideration.

Please see section 1.2 above for worked examples of the outcome of Elections, depending on the percentage of Asciano Shareholders who make, or are deemed to have made, an Election for Maximum Cash Consideration and Maximum Scrip Consideration.

			1 and 3.3

2.6	How will fractional entitlements be treated?	Any entitlement of an Eligible Asciano Shareholder under the Scheme to be provided with a fraction of a BIP CDI will be rounded down to the nearest whole number of BIP CDIs. However, all fractions of BIP CDIs to which such Scheme Shareholders would otherwise have been entitled will be sold under the Sale Facility and proceeds remitted to the relevant Scheme Shareholders. Any cash amount payable to a Scheme Shareholder will be rounded down to the nearest whole cent.	3.3

2.7	What is the Special Dividend?

Asciano expects to pay a Special Dividend of up to A$0.90 per Asciano Share in cash. This is subject to the Scheme becoming Effective and a favourable draft ATO Tax Ruling being obtained.

To the extent that a Special Dividend is paid, the Scheme Consideration will be reduced to account for the cash value of the Special Dividend.

			3.4 and 9

2.8	What is the ATO Tax Ruling and what happens if the ATO Tax Ruling is not received?	The ATO Tax Ruling refers to the tax ruling to be obtained by Asciano on behalf of Asciano Shareholders in relation to the Australian income tax consequences for Asciano Shareholders associated with the Special Dividend. If a favourable draft ATO Tax Ruling is not obtained, no Special Dividend will be paid, franking credits will not be distributed to Asciano Shareholders who would have been entitled to receive them and the Scheme Consideration will not be reduced to account for any Special Dividend.	9

24	asciano scheme booklet

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

2.9	When will I receive the Scheme Consideration and the Special Dividend, if paid?

Scheme Shareholders will receive the Scheme Consideration and Special Dividend as follows:

●    in relation to any Special Dividend – payment will be made on the Special Dividend Payment Date (expected to be Tuesday, 1 December 2015);

●    in relation to any cash consideration payable (other than amounts payable under the Sale Facility) – payment will be made on the Implementation Date (expected to be Tuesday, 8 December 2015);

●    in relation to the provision of scrip consideration – scrip will be provided on the Implementation Date. For trading in BIP CDIs from the Implementation Date see FAQ 2.10; and

●    in relation to any amounts payable pursuant to the Sale Facility –payment will occur as described in FAQ 3.5.

Any cash payment to be made will be paid as follows:

●    where a Scheme Shareholder has elected, prior to the relevant record date, to receive dividends by electronic funds transfer to the bank account nominated by the Scheme Shareholder – by transfer into that account; and

●    otherwise, by cheque for the relevant amount in Australian currency, dispatched by prepaid post.

3.3 and 3.4

2.10	If I receive BIP CDIs, when and where can I start trading them?

It is expected that BIP will be admitted to the official list of the ASX (as a foreign exempt listing). If so, BIP CDIs are expected to trade on a deferred settlement basis on ASX from Thursday, 19 November 2015 and on a normal settlement basis from the day after the Implementation Date (expected to be Wednesday, 9 December 2015).

Asciano Shareholders who trade BIP CDIs on a deferred settlement basis may risk adverse financial or legal consequences if they purport to sell BIP CDIs other than in certain circumstances.

●    Asciano Shareholders who have elected to receive Maximum Scrip Consideration will not know the number of BIP CDIs they will receive until after final Election results have been announced (currently anticipated to be 4 December 2015). During this time, they will only be able to trade their minimum entitlement to BIP CDIs until after the announcement of Election results when their final entitlement to BIP CDIs is known.

●    Asciano Shareholders who have elected to receive Maximum Cash Consideration will not know the number of BIP CDIs they will receive (if any) until after final Election results have been announced (currently anticipated to be 4 December 2015). During this time, their minimum entitlement will be to zero BIP CDIs. Accordingly, those who have elected Maximum Cash Consideration should not trade in BIP CDIs until after the announcement of Election results when their entitlement to BIP CDIs (if any) is known.

●    Asciano Shareholders who have not made an Election should not trade BIP CDIs on a deferred settlement basis until they have made an Election for either Standard Consideration or Maximum Scrip Consideration (in which case they will be able to trade their minimum entitlement to BIP CDIs until the outcome of their Election is known) or until after the Election Date when they will be deemed to have received Standard Consideration.

●    Asciano Shareholders who have elected to receive Standard Consideration will be able to trade their full entitlement to BIP CDIs from the later of commencement of deferred settlement trading and the time of their Election.

See section 10.8 for information regarding relief provided by ASIC regarding the trading of BIP CDIs during the expected deferred settlement period.

3.17 and 10.8

2.11	Will I have to pay brokerage or stamp duty?	No, you will not have to pay brokerage or stamp duty on the transfer of Scheme Shares under the Scheme.

asciano scheme booklet	25

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

2.12	What are the tax implications of the Scheme?	If the Scheme becomes Effective, there will be tax consequences for Scheme Shareholders which may include tax being payable on any gain on disposal of Asciano Shares. For further detail regarding general Australian tax consequences of the Scheme, refer to Section 9 of this Scheme Booklet. The tax treatment may vary depending on the nature and characteristics of each Asciano Shareholder and their specific circumstances. Accordingly, Asciano Shareholders should seek professional tax advice in relation to their particular circumstances.	9

2.13	What is an Ineligible Foreign Shareholder?	A Scheme Shareholder is an Ineligible Foreign Shareholder if their address in the Register on the Scheme Record Date is in a place outside Australia and its external territories, New Zealand, the United States or Canada unless Brookfield Infrastructure determines that it is lawful and not unduly onerous or impracticable to provide that Scheme Shareholder with BIP CDIs when the Scheme becomes Effective.	3.3

2.14	What is an Eligible Asciano Shareholder?	A Scheme Shareholder who is not an Ineligible Foreign Shareholder will be an Eligible Asciano Shareholder.

2.15	How will an Ineligible Foreign Shareholder be treated under the Scheme?	An Ineligible Foreign Shareholder will not be entitled to receive BIP CDIs (even if they elect to receive the Maximum Scrip Consideration or the Standard Consideration or their Election for Maximum Cash Consideration is subject to scale-back). Any BIP CDIs to which they would be entitled, but for the fact that they are an Ineligible Foreign Shareholder, will be sold under the Sale Facility described in FAQ 3.4 and the proceeds of sale will be remitted to Ineligible Foreign Shareholders.	3.3

3	Making an Election in relation to Scheme Consideration

3.1	How do Asciano Shareholders make a valid Scheme Consideration Election?

To make an Election for Scheme Consideration, Asciano Shareholders will need to complete the election form that is enclosed with this Scheme Booklet and return it to:

Computershare Investor Services Pty Limited

GPO Box 242 Melbourne

Victoria 3001 Australia

so that it is received by the Asciano Registry prior to 5:00pm (Sydney time) on the Election Date, being Monday, 30 November 2015.

Alternatively, you may make your Election online at www.asciano.com. au by no later than 5:00pm (Sydney time) on the Election Date. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), and the postcode of your registered holding of Asciano Shares.

Once made, your Election will be irrevocable and, other than an Election to participate in the Sale Facility in respect of up to 400 BIP CDIs to which you may become entitled as described in FAQ 3.5, will apply to all Scheme Shares which you hold on the Implementation Date.

Asciano Shareholders who do not make an Election, who do not submit a valid Election or who become an Asciano Shareholder after the Election Date will be deemed to have elected to receive the Standard Consideration alternative for each Asciano Share held on the Scheme Record Date.

			1

3.2	What happens if I do not make the Election in time or if the Election is invalid?	If your Election is not received by the Asciano Registry or made online prior to 5:00pm (Sydney time) on the Election Date you will be deemed to have made an Election to receive the Standard Consideration. If you make an invalid Election or become an Asciano Shareholder after the Election Date, you will be deemed to have made an Election to receive the Standard Consideration.	1

26	asciano scheme booklet

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

3.3	Can Asciano Shareholders change their Election?	No. Your Election is irrevocable. Once it is made, that Election cannot be changed and will, other than an election to participate in the Sale Facility in respect of up to 400 BIP CDIs to which you may become entitled as described in FAQ 3.5, apply to all Scheme Shares a Scheme Shareholder holds on the Implementation Date.	1

3.4	What is the Sale Facility?

Brookfield Infrastructure has appointed Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832) and Macquarie Securities (Australia) Limited (ABN 58 002 832 126) to jointly act as Sale Agent under the Sale Facility.

BIP CDIs to be sold under the Sale Facility will be provided to the Sale Agent on or prior to the Implementation Date.

The Sale Agent may, in its sole discretion, convert BIP CDIs to BIP Interests and sell those BIP Interests, rather than selling some or all of the BIP CDIs, if it considers that doing so may achieve a better sale price net of any applicable costs, and any such sales will be treated as sales of BIP CDIs for the purposes of the Sale Facility.

Brookfield Infrastructure must procure that the Sale Agent sells the BIP CDIs as soon as practicable after the Implementation Date (and, in any event, within 15 Business Days).

The net proceeds of the sale (after deducting any applicable taxes, duty, currency conversion or other costs and charges) will be distributed by Asciano to all relevant Scheme Shareholders on a pro rata basis (by reference to the number of BIP CDIs and/or fractions of BIP CDIs that were sold under the Sale Facility in respect of each Scheme Shareholder).

No brokerage will be payable in respect of BIP CDIs sold through the Sale Facility.

3.3 and 3.4

3.5	Can I elect to have some BIP CDIs to which I am entitled under the Scheme sold under the Sale Facility?

Yes. On the election form, you may elect to have up to 400 BIP CDIs to which you may become entitled sold under the Sale Facility, in addition to the ability to make your Election as to the form of Scheme Consideration you wish to receive.

3.3(f)

3.6	What will happen if the total value of BIP CDIs to be issued to me under the Scheme would constitute a Small Parcel?	If, under the Scheme, you are entitled to be provided with a number of BIP CDIs which would be a Small Parcel, you will be deemed to have elected to have your BIP CDIs sold under the Sale Facility unless you elect on your election form to receive a Small Parcel.	3.1

4	The Scheme Meeting and voting

4.1	Who can vote?

If you are an Asciano Shareholder on the Scheme Meeting Record Date, being Sunday, 8 November 2015 at 7:00pm (Sydney time), you will be entitled to vote on the Scheme to be approved at the Scheme Meeting.

“What you should do” on page 15

4.2	Where and when will the Scheme Meeting be held?

The Scheme Meeting to approve the Scheme is scheduled to be held on the same day as Asciano’s Annual General Meeting at the State Library of Victoria, Village Roadshow Theatrette, 328 Swanston Street, Melbourne on Tuesday, 10 November 2015.

The Scheme Meeting will be held on that date at the later of:

●    10:30am (Sydney time); and

●    immediately after the close of Asciano’s Annual General Meeting.

“What you should do” on page 15

asciano scheme booklet	27

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

4.3	How do I vote?

You may vote in person by attending the Scheme Meeting.

Alternatively, if you do not want to, or cannot, attend in person, you can vote:

●    by proxy: by completing and returning to the Asciano Registry the enclosed proxy form for the Scheme Meeting. The proxy form must be received by the Asciano Registry by no later than 10:30am (Sydney time) on Sunday, 8 November 2015 or lodge your proxy online at www.asciano.com.au by no later than 10:30am (Sydney time) on Sunday, 8 November 2015;

●    by attorney: by providing the Asciano Registry the original (or certified copy) of the instrument appointing an attorney by no later than 10:30am (Sydney time) on Sunday, 8 November 2015 (unless a copy has already been provided to the Asciano Registry); or

●    by corporate representative: (in the case of a body corporate) by providing the Asciano Registry a copy of the certificate of appointment of the representative at the Scheme Meeting. The appointment must comply with section 250D of the Corporations Act. A corporate Asciano Shareholder or corporate proxy should obtain a “Certificate of Appointment of Corporate Representative” form from the Asciano Registry, and complete and sign the form in accordance with the instructions on it. The corporate representative must attend the Scheme Meeting in person.

“What you should do” on page 15

4.4	What vote is required to approve the Scheme?	The Scheme needs to be approved by the Requisite Majority of Asciano Shareholders, which is: ● at least 75% of the total number of votes cast on the Scheme at the Scheme Meeting; and ● a majority in number (more than 50%) of Asciano Shareholders present and voting (in person or by proxy, corporate representative or attorney). The Court has the discretion to waive the second of the above requirements.	3.9

4.5	Should I vote?

Voting is not compulsory. However, the Directors believe that the Scheme is important for all Asciano Shareholders and the Directors unanimously recommend that you vote in favour of the Scheme, in the absence of a Superior Proposal.

4.6	What happens if I do not vote or vote against the Scheme?

If the Scheme is approved by the Requisite Majority and by the Court, and is implemented, all Scheme Shares that you hold on the Scheme Record Date will be transferred to the Acquirer and you will receive the Scheme Consideration and the Special Dividend (if any), if paid. This will occur even if you did not vote, or voted against, the Scheme at the Scheme Meeting.

If the Scheme does not proceed, the Scheme Consideration will not be paid and Asciano will continue to be listed on ASX. Asciano Shareholders will retain their Asciano Shares and continue to share in any benefits and risks of Asciano’s ongoing business.

If the Scheme does not proceed, and no Superior Proposal emerges, the price of Asciano Shares may fall.

Asciano has a strong business model and management team. If the Scheme does not proceed, it is the Directors’ current intention to continue operating Asciano in line with its previously stated objectives.

3.10 and 3.20

28	asciano scheme booklet

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

4.7	What are my options?

You may:

●    vote on the Scheme at the Scheme Meeting (in person, or by proxy, attorney or, if applicable, corporate representative) and make an Election in relation to your preferred form of Scheme Consideration;

●    sell your Asciano Shares on market at any time before close of trading on ASX on the Effective Date. If you do so, you may incur brokerage costs; or

●    do nothing, in which case, if the Scheme becomes Effective and is implemented, you will be deemed to have elected to receive Standard Consideration (reduced by the cash value of any Special Dividend paid) and, if the Scheme does not become Effective and is not implemented, you will continue to hold your Asciano Shares.

			“What you should do” on page 15

4.8	When will the result of the Scheme Meeting be known?

The result will be announced to the ASX shortly after conclusion of the Scheme Meeting, and will be accessible from ASX’s website at www.asx.com.au.

If the Scheme is approved at the Scheme Meeting by the Requisite Majority, the Scheme will not become Effective unless it is approved by the Court at the Second Court Hearing and the relevant Court order is lodged with ASIC.

5	Implementation of the Scheme

5.1	What will happen to Asciano if the Scheme becomes Effective and is implemented?	If the Scheme becomes Effective and is implemented, Asciano will be acquired by the Acquirer and delisted from ASX.	3.6 and 3.11

5.2	Are there Conditions that need to be satisfied before the Scheme can proceed?	Implementation of the Scheme is subject to the satisfaction or (as applicable) waiver of a number of Conditions Precedent. These Conditions Precedent are summarised in Section 3.2 of the Scheme Booklet and set out in full in clause 3 of the Scheme Implementation Deed (Annexure C).	3.2

5.3	When will the Scheme become Effective?	Subject to the satisfaction or, as applicable, waiver of the Conditions Precedent, the Scheme will become Effective on the Effective Date (expected to be Wednesday, 18 November 2015).	3.6

5.4	When will Asciano Shares cease trading on the ASX?	If the Scheme becomes Effective, Asciano Shares are expected to cease trading on the ASX from the close of trading on the Effective Date, which is expected to be Wednesday, 18 November 2015.	3.12

5.5	What happens if the Scheme is not approved?

If the Scheme is not approved by the Requisite Majority of Asciano Shareholders, or the Court, the Scheme will not proceed.

If the Scheme does not proceed, the Scheme Consideration will not be paid and Asciano will continue to be listed on ASX. Asciano Shareholders will retain their Asciano Shares and continue to share in any benefits and risks of Asciano’s ongoing business.

If the Scheme does not proceed, and no Superior Proposal emerges, the price of Asciano Shares may fall.

Asciano has a strong business model and management team. If the Scheme does not proceed, it is the Directors’ current intention to continue operating Asciano in line with its previously stated objectives.

			3.20

6	Information about Brookfield, BIP, BIP Interests, BIP CDIs, the Acquirer and the Combined Group

6.1	What is BIP?	BIP is a Bermuda exempted limited partnership registered under the Limited Partnership Act and the Exempted Partnerships Act.	5.1

asciano scheme booklet	29

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.2	What are BIP Interests?	BIP Interests are fully paid limited partnership units in BIP and are listed on the NYSE and TSX under the symbols BIP and BIP.UN, respectively. A BIP Interest affords its holder the same rights as, and does not have priority over, any other BIP Interest, either as to the return of capital contributions or as to profits, losses or distributions.	5.1

6.3	What is a CDI?	Each BIP CDI will represent a beneficial interest in one BIP Interest and will have rights that are economically equivalent to the rights attaching to BIP Interests. A CDI is a form of financial product which enables securities of foreign companies to be traded on the ASX. BIP CDIs will be quoted and traded on the ASX in Australian dollars.	7.2

6.4	What is the difference between a BIP Interest and a BIP CDI?

A holder of a BIP CDI will have an indirect, beneficial interest in the BIP Interest which underlies the BIP CDI, instead of being the registered holder of the BIP Interest. This means that the holder of a BIP CDI will not technically be a “limited partner” of BIP and will not, for example, automatically have the right to attend in person a meeting of the limited partners of BIP (although they can direct the depositary nominee to cast votes on their behalf or they can require the depositary nominee to appoint the holder (or a person nominated by the holder) as a proxy). However, the rights attaching to BIP CDIs are economically equivalent to those attaching to BIP Interests (e.g. the holder of a BIP CDI is entitled to receive distributions that are payable to holders of BIP Interests).

			7.2

6.5	Can I convert my BIP CDIs into BIP Interests?	Yes. Holders of BIP CDIs will at any time be able to convert their BIP CDIs into BIP Interests on the Brookfield Register trading on the NYSE or the TSX register by contacting Computershare’s Global Transaction Team. The conversion will ordinarily take effect within one to three business days.	7.2

6.6	Who provides operational services to BIP?

Unlike an Australian company, which is managed by its board of directors, BIP is operated by a general partner, BIP GP. BIP GP is a wholly owned subsidiary of Brookfield Asset Management. BIP GP is, in turn, managed by its board of directors.

Neither BIP nor BIP GP employ any of the individuals who carry out their operations and activities. BIP and BIP GP have each appointed the Service Provider (wholly-owned, indirect subsidiaries of Brookfield Asset Management) under the Master Services Agreement to provide or arrange for the provision by an appropriate service provider of certain management, administrative and advisory services for a fee.

			5.1

6.7	Who is Brookfield Infrastructure?

A reference to Brookfield Infrastructure in this Scheme Booklet is a reference to BIP, collectively with its subsidiary entities and the Operating Entities. This term is used to describe the operations of the group in which holders of BIP Interests (and, indirectly, BIP CDIs) invest. The expression “Brookfield Infrastructure”, rather than BIP, has been used in a number of places in this Scheme Booklet for the following reasons:

●    BIP’s sole material asset is the Managing General Partnership Units it holds in BILP (approximately 70.6% equity interest); and

●    the remaining equity interest in BILP is held by Brookfield as Special Limited Partner Units (approximately 0.5% equity interest) and Redeemable Partnership Units (approximately 28.9% equity interest) which, through the Redemption-Exchange Mechanism, can be converted into an equivalent interest in BIP (refer to Section 7 below).

Therefore, on an economic basis, the BIP GP Directors believe that holders of BIP Interests and BIP CDIs should view BIP, collectively with its subsidiary entities (including BILP) and the Operating Entities as a single combined enterprise.

			5.1

30	asciano scheme booklet

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.8	Who is the Acquirer?

The Acquirer has been incorporated for the purpose of holding the investment in the Asciano Group, and as such, it currently holds no assets of its own. The Acquirer will be approximately 46.5% directly or indirectly owned by BILP (or, taking into account BIP’s interest in BIF, approximately 55%), and will form part of Brookfield Infrastructure and is an Affiliate of BILP.

Two co-investors, the GIC Investor and bcIMC, will provide equity funding to the Acquirer alongside BIP and BIF, on the terms of the funding arrangements described in Section 6.6(c) below, with each co-investor holding an approximate 11% equity interest in the Acquirer. In addition, BIF will (in each case via interposed entities) hold an approximately 31.5% equity interest in the Acquirer.

5.1

6.9	What are Brookfield Infrastructure’s intentions in relation to the Combined Group?

Except for the changes and intentions set out in Section 6.2, following implementation of the Scheme, Brookfield Infrastructure does not currently plan to make any material changes to Asciano’s business. Brookfield Infrastructure intends to operate Asciano’s assets in a manner consistent with the manner in which they are currently operated.

Brookfield manages Brookfield Infrastructure through the Master Services Agreement (see Section 7.10). Following the implementation of the Scheme, Brookfield will manage the Combined Group under the Master Services Agreement. To do so, Brookfield intends to integrate the majority of Asciano’s staff within its platform. Any changes implemented within the Asciano Group will be effected in a manner designed to ensure that disruption to Asciano’s operations is minimal.

6.3

6.10	Who has appointment/ removal rights in respect of BIP’s service provider and general partner and the directors of the general partner?

At least a majority of the directors of BIP GP must be independent, using the standard for independence established by the NYSE. Some transactions involving a conflict of interest require approval by a majority of the BIP Independent Directors (for example, related party dealings with Brookfield and the dissolution of BIP). In addition, the audit committee consists solely of independent directors and the nominating and governance committee (which is responsible for approving the appointment of a person to the office of BIP GP Director) consists of a majority of independent directors.

Holders of BIP Interests do not have the right to either:

●    appoint directors to or remove directors from the board of BIP GP; or

●    remove BIP GP as general partner of BIP.

Rather, it is Brookfield Asset Management and its Affiliates (ie. Brookfield) that control the appointment and removal of BIP GP’s directors.

Brookfield may sell its holding in BIP GP or the Service Provider to a third party, without the approval of holders of BIP Interests. It may also sell its general partnership interest in BIP to a third party without the consent of holders of BIP Interests.

It should also be noted that the Master Services Agreement, which governs the relationship between Service Provider and BIP, has no fixed term and cannot be terminated except in a limited number of circumstances such as material default, gross negligence or fraudulent conduct on the part of Brookfield.

7.5, 7.10, and Annexure F

asciano scheme booklet	31

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.11	Do BIP Securityholders have approval rights in relation to BIP and/or its business?

Generally, BIP GP has an absolute discretion in relation to the management of BIP. This discretion is subject to the obligation to seek the consent of BIP Securityholders for a number of matters.

These matters include:

●    amendments to the Limited Partnership Agreement that would:

–    increase the obligations of any BIP Securityholder;

–    have a material adverse effect on the rights or preferences of a class of BIP Securityholders in relation to other classes of BIP Securityholders;

–    reduce the voting threshold required for an approval of BIP Securityholders; or

●    any approval by BIP GP which causes BIP to, among other
things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (whether by way of merger, consolidation or
otherwise).

Where BIP Securityholders do have a consent right, each BIP Interest (and, indirectly, each BIP CDI) entitles the holder to one vote. In addition, under the securities rules applicable to BIP in Canada, as well as the rules of the TSX, subject to exemptions that may be available, securityholder approval is required for certain transactions, including the issue of a number of BIP Interests equal to at least 25% of the outstanding BIP Interests on a fully exchanged basis (or 10% in the case of an issue to a related party) and certain (but not all) related party dealings.

BIP Securityholders cannot call meetings of BIP.

7.3, 7.5, and Annexure F

6.12	What fiduciary or other duties does BIP GP or its directors owe to BIP Securityholders?

The BIP GP Directors have a general duty to act in the best interests of BIP GP under the Bermuda Companies Act 1981. In addition, pursuant to the Limited Partnership Act, BIP GP is liable for the debts and obligations of BIP.

Under Bermudan law, BIP GP owes fiduciary duties to BIP Securityholders. The Limited Partnership Agreement and the limited partnership agreement of BILP, however, contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders. This modification of the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders may be detrimental to BIP Securityholders because it restricts the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permits conflicts of interest to be resolved in a manner that may not in all cases be in the best interest of BIP or the best interests of BIP Securityholders. BIP believes it is necessary to modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders due to BIP’s organisational and ownership structure and the potential conflicts of interest created thereby. These modifications are predicated on the principle that, without modifying those duties, the ability of BIP GP to attract and retain experienced and capable directors and to take actions that BIP considers necessary for the carrying out of its business strategy, would be unduly limited due to concern about potential liability.

Under the Limited Partnership Agreement, the liability of BIP GP and its Affiliates is limited (to the extent permitted by law) to conduct involving bad faith, fraud or wilful misconduct or, in the case of a criminal matter, action that was known to be unlawful.

7.8 and Annexure F

6.13	Does BIP exercise control over the entities in which it invests?	BIP also serves as the general partner of BILP, and has sole authority for the management and control of BILP. The same BIP GP Directors that manage BIP participate in the management and activities of BILP and also the control of the entities through which BIP invests, including with respect to any acquisition decisions that they may make.	7.8

32	asciano scheme booklet

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.14	What fees are paid in connection with Brookfield Infrastructure?

BIP is required to pay, on a quarterly basis, a Base Management Fee equal to 0.3125% (1.25% annually) of the market value of BIP to the Service Provider (as calculated under the Master Services Agreement)[37] and in certain circumstances, incentive distributions are payable by BILP.

No fees are payable to BIP GP, however it is entitled to share in any distribution made by BIP or BILP, in proportion to its interest. Additionally, Brookfield Infrastructure Special L.P. is entitled to receive incentive distributions which are calculated based on the amount by which quarterly distributions on the limited partnership units of BILP exceed specified target levels.

7.8 and 7.10

6.15	What are the key risks with the business and operations of BIP?

(a)  Leverage and indebtedness

BILP and many of the Holding Entities and Operating Entities have entered into credit facilities or have incurred other forms of debt, including for the purposes of acquisitions and investments as well as for general corporate purposes. The total quantum of exposure to debt within Brookfield Infrastructure is significant, and it may become more highly leveraged in the future. Some facilities are fully drawn, while some have amounts of principal which are undrawn.

Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that Brookfield Infrastructure is unable to realize fair value for the assets in a sale.

Brookfield Infrastructure’s credit facilities also contain covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, investments, or minimum amounts for interest coverage, Adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.

Brookfield Infrastructure’s credit facilities or other debt or debt like instruments may or may not be rated. Should such debt or debt like instruments be rated, a credit downgrade may have an adverse impact on the cost of such debt.

37.	Market value is adjusted to add certain debt and subtract certain cash.

asciano scheme booklet	33

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.15	What are the key risks with the business and operations of BIP? (continued)

(b)  Reliance on other Brookfield entities to pay distributions

BIP is a holding entity and currently it relies on BILP and, indirectly, the Holding Entities and Brookfield Infrastructure’s Operating Entities to provide Brookfield Infrastructure with the funds necessary to pay distributions and meet Brookfield Infrastructure’s financial obligations. BILP, the Holding Entities and Brookfield Infrastructure’s Operating Entities are legally distinct from BIP and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to BIP pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as BILP’s credit facilities and other indebtedness incurred by the Holding Entities and Operating Entities. Any other entities through which Brookfield Infrastructure may conduct operations in the future will also be legally distinct from BIP and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to BIP under certain conditions. BILP, the Holding Entities and Brookfield Infrastructure’s Operating Entities will generally be required to service their debt obligations before making distributions to BIP or their parent entities, as applicable, thereby reducing the amount of its cash flow available to pay distributions, fund working capital and satisfy other needs.

BIP anticipates that the only distributions that it will receive in respect of its managing general partnership interests in BILP will consist of amounts that are intended to assist BIP in making distributions to holders of BIP Interests in accordance with its distribution policy and to allow BIP to pay expenses as they become due.

While BIP plans to review its distributions to its holders of BIP Interests periodically, there is no guarantee that it will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, BIP decided to increase distributions in February 2011, February 2012, February 2013, February 2014 and February 2015, respectively. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of BIP GP taking into account prevailing circumstances at the relevant time. Although BIP intends to make distributions on the BIP Interests in accordance with its distribution policy, BIP is not required to pay distributions and may not be able to increase or even maintain the level of distributions on the BIP Interests that are made in the future.

(c)   Acquisition and growth opportunities

Brookfield Infrastructure’s acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for Brookfield Infrastructure. Brookfield established Brookfield Infrastructure to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for Brookfield Infrastructure. In addition, Brookfield has not agreed to commit to Brookfield Infrastructure any minimum level of dedicated resources for the pursuit of infrastructure related acquisitions.

There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

●    there is no accepted industry standard for what constitutes an infrastructure asset. For example, Brookfield may consider
certain assets that have both real estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;

34	asciano scheme booklet

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.15	What are the key risks with the business and operations of BIP? (continued)

●    it is an integral part of Brookfield’s (and Brookfield Infrastructure’s) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with Brookfield Infrastructure that it will not enter any such arrangements that are suitable for Brookfield Infrastructure without giving Brookfield Infrastructure an opportunity to participate in them, there is no minimum level of participation to which Brookfield Infrastructure will be entitled;

●    the same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for Brookfield Infrastructure are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for Brookfield Infrastructure;

●    Brookfield will only recommend acquisition opportunities that it believes are suitable for Brookfield Infrastructure. Brookfield Infrastructure’s focus is on assets where it believes that Brookfield Infrastructure’s operations oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for Brookfield Infrastructure, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit Brookfield Infrastructure’s ability to participate in these more passive investments and may limit Brookfield Infrastructure’s ability to have more than 50% of Brookfield Infrastructure’s assets concentrated in a single jurisdiction; and

●    in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including Brookfield Infrastructure’s liquidity position at the time, the risk profile of the opportunity, its fit with the balance of Brookfield Infrastructure’s then current operations and other factors. If Brookfield determines that an opportunity is not suitable for Brookfield Infrastructure, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. These conflicts are set out in more detail below at (f).

In addition, Brookfield Infrastructure operates in a highly competitive market for acquisition opportunities. Brookfield Infrastructure faces competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks, and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to Brookfield Infrastructure. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that Brookfield Infrastructure is unable or unwilling to match. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions Brookfield Infrastructure will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and its ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because Brookfield Infrastructure’s competitors may have a lower cost of capital which may enable them to bid higher prices for assets. In addition, because of Brookfield Infrastructure’s affiliation with Brookfield, there is a higher risk that when Brookfield Infrastructure participates with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions it may become subject to antitrust or competition laws that it would not be subject to if Brookfield Infrastructure was acting alone. These factors may create competitive disadvantages for Brookfield Infrastructure with respect to acquisition opportunities.

asciano scheme booklet	35

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.15	What are the key risks with the business and operations of BIP? (continued)

(d)  Transaction risk

The completion of new acquisitions can have the effect of significantly increasing the scale and scope of Brookfield Infrastructure’s operations, including operations in new geographic areas and industry segments, and the Service Provider may have difficulty managing these additional operations.

Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect Brookfield Infrastructure’s business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into its current operations; potential disruption of its current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which Brookfield Infrastructure has little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is Brookfield Infrastructure’s practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by Brookfield Infrastructure, thereby resulting in a dispute.

(e)  Joint ventures, partnerships and consortiums

Brookfield has structured some of Brookfield Infrastructure’s current operations as joint ventures, partnerships and consortium arrangements. An integral part of the strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co- sponsored partnerships that target acquisitions that suit its profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industrywide trends that the BIP GP believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Infrastructure and Brookfield.

Joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, could be made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which Brookfield Infrastructure does not agree or the management of the company may take risks or otherwise act in a manner that does not serve Brookfield Infrastructure’s interests. Because Brookfield Infrastructure may have a reduced level of influence over such operations, Brookfield Infrastructure may not be able to realise some or all of the benefits that it believes will be created from Brookfield’s involvement. If any of the foregoing were to occur, the financial condition and results of operations could suffer as a result.

36	asciano scheme booklet

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.15	What are the key risks with the business and operations of BIP? (continued)

In addition, because some of Brookfield Infrastructure’s current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of its operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy sell or similar arrangements. For example, some of Brookfield Infrastructure’s investments are subject to a shareholder agreement which allows for the sale of the assets without Brookfield Infrastructure’s consent. Such rights may be triggered at a time when Brookfield Infrastructure may not want them to be exercised and such rights may inhibit Brookfield Infrastructure’s ability to sell its interest in an entity within the desired time frame or on any other desired basis.

(f)  Conflicts of interest

The organisational and ownership structure of Brookfield Infrastructure involves a number of relationships that may give rise to conflicts of interest between Brookfield Infrastructure and BIP Securityholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from Brookfield Infrastructure’s interests and the interests of BIP Securityholders, including with respect to the types of acquisitions made, the timing and amount of the distributions of Brookfield Infrastructure, the reinvestment of returns generated by the operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers.

6.16	What are the key risks associated with holding BIP CDIs?

The key risks associated with holding BIP CDIs are:

●    Dilution risk: Future sales or issuances of a substantial number of BIP Interests or Preferred Units in the public markets, or the perception of such sales or issuances, could depress the trading price of BIP Interests, Preferred Units and/or BIP CDIs. Brookfield Infrastructure cannot predict the effect that future sales or issuances of BIP Interests, BIP CDIs or other equity related securities would have on the market price of BIP CDIs.

●    Distributions: BIP may not be able to continue paying comparable or growing cash distributions to holders of BIP Interests (and therefore BIP CDIs) in the future. BIP’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations and from BILP. BIP GP (as general partner of BILP) may, for any reason, determine not to declare a distribution for any period. If it did so, it would be unlikely that BIP would be in a position to make its targeted distribution for the relevant period in which it did not receive a distribution from BILP.

●    Business and other risks: Business and other risks in connection with BIP which are more fully outlined in Section 8.

●    Share market conditions: The market price of BIP Interests, BIP CDIs and Preferred Units may be volatile. Any securities traded on a securities exchange are subject to risk factors which affect their price. Over time, BIP Interests and global securities markets have experienced price fluctuations, which have been unrelated to the operating performance of the affected companies.

8

asciano scheme booklet	37

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.17	What are they key risks associated with the Scheme and the creation of the Combined Group?

The key risks associated with the Scheme and the creation of the Combined Group are:

●    Court delays: There is a risk that the Court may not approve the Scheme, or may delay approval of the Scheme.

●    Change of control risk: Some contracts to which members of Asciano Group are a party (including leases, supply contracts, joint venture agreements, financing arrangements and customer contracts) contain change of control provisions that will, or may if certain conditions pertain, be triggered by either the entry into the Scheme Implementation Deed, the Scheme, the acquisition of Asciano Shares by Brookfield Infrastructure following the implementation of the Scheme or the delisting of Asciano. Such provisions allow the counterparty to, variously, demand immediate or earlier repayment of borrowed monies, review, adversely modify or terminate the contract or, in some cases, exercise pre-emptive rights over the joint venture interests of Asciano. If a counterparty to any such contract were to demand immediate or earlier repayment of borrowed monies, terminate or seek to renegotiate the contract or exercise pre-emptive rights with respect to the joint venture interests of Asciano this may, individually or in aggregate, have an adverse effect on the Combined Group, depending on the relevant contract.

Asciano is aware of a number of such provisions that will or may be triggered by the transaction, and is, under the Scheme Implementation Deed, required to use its reasonable endeavours to obtain all such change of control consents to ensure that there is no adverse effect on the Combined Group arising from such requirements. However, the only instances where the effect of triggering such provisions is considered, individually, to be material to Asciano’s business as a whole relate to those consent requirements which are also Conditions Precedent to the Scheme (being those contained in the container port terminal leases for Port Botany and Port of Brisbane which are fundamental to Asciano’s ports business) and certain consent requirements in Asciano’s financing arrangements.

The Scheme will not proceed unless the Port Botany and Port of Brisbane consents are obtained or Brookfield Infrastructure waives the relevant Condition Precedent. As at the date of this Scheme Booklet, the Directors are not aware of any circumstances which would cause this Condition Precedent not to be satisfied.

In relation to Asciano’s debt financing, the consequences of the Scheme differ between the bank debt and the various bonds on issue. In respect of the bank debt financing, Asciano will seek appropriate assurance from the relevant financiers, in a form acceptable to Brookfield Infrastructure, that any change of control resulting from the Scheme will not lead to the exercise of termination or repayment rights under the review events for that financing. If appropriate assurance is not received, then there is a risk that the A$1.3 billion bank debt facilities would need to be refinanced within 3 months of the Effective Date.

In respect of the various bonds that have been issued by Asciano, provided that Asciano maintains an investment grade credit rating, the Directors are not aware of any circumstances that would cause a termination and repayment event as a result of the Scheme.

8

38	asciano scheme booklet

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

6.17	What are they key risks associated with the Scheme and the creation of the Combined Group? (continued)

●    Integration risk: The Scheme will involve the combination of the businesses of Brookfield Infrastructure and Asciano which have previously operated independently. There is a risk that unexpected issues and complications may arise during the process of integration. There is a risk that the Combined Group may face unanticipated liabilities and costs, operational disruption and the possible loss of key employees, customers or market share if integration is not achieved in a timely and orderly manner. Any failure to achieve the anticipated benefits could impact the financial performance and position of the Combined Group.

●    Transaction costs: BIP, BIP GP and Asciano will incur transaction, integration and restructuring costs in connection with the Scheme. Both BIP and Asciano will pay transaction fees and other expenses related to the Scheme, including financial advisers’ fees, filing fees, legal and accounting fees, regulatory fees and mailing costs. The Combined Group may incur additional unanticipated costs as a consequence of difficulties arising from efforts to integrate the operations of the businesses. Although BIP GP expects that the elimination of duplicative costs, as well as the realisation of other efficiencies related to the integration of the businesses, can offset incremental transaction, integration and restructuring costs over time, BIP GP cannot give any assurance that this net benefit will be achieved in the near term, or even at all.

●    Initial potential for high volumes of sell orders for BIP CDIs:
Some Scheme Shareholders may not intend to hold the BIP CDIs issued under the Scheme and may seek to sell their BIP CDIs on the ASX, including under the Sale Facility, or the underlying BIP Interests on the TSX or NYSE. In addition under the Scheme, Ineligible Foreign Shareholders and, unless they have elected otherwise, Asciano Shareholders who would acquire any BIP CDIs which would be a Small Parcel will have any BIP CDIs that would have been issued to them sold under the Sale Facility.

      If a significant number of Scheme Shareholders seek to sell their BIP CDIs or the underlying BIP Interests, this may adversely impact the price of BIP CDIs or BIP Interests in the short term.

●    Tax consequences for Scheme Shareholders: If the Scheme becomes Effective, there will be tax consequences for Scheme Shareholders which may include tax being payable on any gain on disposal of Scheme Shares. Section 9 contains further details of the tax consequences of the Scheme. These details are expressed in general terms and individual Scheme Shareholders should seek their own independent tax advice regarding tax consequences specific to their individual circumstances.

6.18	What is Brookfield Infrastructure’s distribution policy?

As set out in Section 5.3(a), Brookfield Infrastructure’s objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within its operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. BIP believes a payout of 60% to 70% of FFO is appropriate.

5.3(a)

asciano scheme booklet	39

2.	Frequently asked questions (cont)

Item (“FAQ”)	Question	Answer	Further Information

7	Other questions

7.1	What are the prospects of receiving a Superior Proposal in the future?

Since the announcement on 1 July 2015 of Brookfield Infrastructure’s interest in acquiring Asciano and the announcement of the Scheme on 18 August 2015, there has been a significant period of time and ample opportunity for a Superior Proposal to emerge.

However, as at the date of this Scheme Booklet, no alternative proposal has been received by Asciano, and no Director has received any approaches which would cause him or her to believe that an alternative proposal is likely to emerge.

In relation to alternative proposals, Asciano has agreed to certain exclusivity and reimbursement provisions in favour of BIP, which are detailed in Section 10.2.

10.2

7.2	Can I sell my Asciano Shares now?

Yes. You can sell your Asciano Shares on market at any time before the close of trading on ASX on the Effective Date at the then prevailing market price (which may vary from the Scheme Consideration). If you do so, you will not receive the Scheme Consideration or the Special Dividend and you may incur brokerage costs.

Asciano intends to apply for Asciano Shares to be suspended from official quotation on the ASX from close of trading on the Effective Date (which is expected to be Wednesday, 18 November 2015). You will not be able to sell your Asciano Shares on market after this time.

7.3	What if I have further questions about the Scheme?

If you have any further questions about the Scheme please contact the Shareholder Information Line on 1300 729 310 (within Australia)

or + 61 3 9415 4608 (outside Australia) from 9:00am to 5:00pm (Sydney time) Monday to Friday.

40	asciano scheme booklet

MEDU
32.500 KGS
71.650 LBS
3.940 KGS

3. Summary of the Scheme

asciano

asciano scheme booklet 41

3. Summary of the Scheme asciano scheme booklet 41

3.	Summary of the Scheme

3.1	Effect of the Scheme

If the Scheme becomes Effective and is implemented then:

●	the Acquirer will acquire all of the Scheme Shares;

●	all Eligible Asciano Shareholders may elect to receive any of the following:

–	Standard Consideration, being A$6.9439 cash (less the cash value of any Special Dividend paid) and 0.0387 BIP CDIs for each Asciano Share held at the Scheme Record Date;

–	Maximum Cash Consideration (on the terms, including scale-back, as described in Section 3.3 below); or

–	Maximum Scrip Consideration (on the terms, including scale-back, as described in Section 3.3 below);

●	to the extent an Eligible Asciano Shareholder has not made an Election by the Election Date (expected to be Monday, 30 November 2015 at 5:00pm (Sydney time)) or has made an invalid Election or becomes an Asciano Shareholder after the Election Date, they will be deemed to have elected Standard Consideration;

●	Eligible Asciano Shareholders will become entitled to receive the Scheme Consideration which they have elected, or been deemed to have elected, subject to the terms of any scale-back. However, where:

–	their entitlement to any BIP CDIs in accordance with their Election (or deemed Election) is a Small Parcel, the Eligible Asciano Shareholder will have its BIP CDIs sold under the Sale Facility and will receive cash instead of the BIP CDIs which it would otherwise have been entitled to receive (unless that Eligible Asciano Shareholder has also made an election to receive a Small Parcel of BIP CDIs) – see Section 3.3 for further detail; or

–	the Eligible Asciano Shareholder has made an Election to sell up to 400 BIP CDIs to which it may become entitled under the Scheme through the Sale Facility, the Eligible Asciano Shareholder will receive cash instead of that number of BIP CDIs which it elects to sell through the Sale Facility. See Section 3.3 for further detail; and

●	Ineligible Foreign Shareholders may also make an Election for Standard Consideration, Maximum Cash Consideration or Maximum Scrip Consideration on the same terms as Eligible Asciano Shareholders, however they will receive cash instead of any BIP CDIs which they would otherwise be entitled to receive (including to the extent they have made an Election, or been deemed to have made an Election, to receive BIP CDIs), through the Sale Facility. See Section 3.3 for further detail.

●	Asciano Shareholders should note that the provision of Scheme Consideration, including any scale-back for Maximum Cash Consideration or Maximum Scrip Consideration, will be performed based on a fixed price for BIP CDIs of approximately A$57.02468 and an assumed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) per Asciano Share. For example, to the extent a shareholder who selects Maximum Cash Consideration is subject to scale-back, the component of the fixed offer value of approximately A$9.15076 (reduced by the cash value of any Special Dividend paid) which cannot be satisfied in cash will be satisfied in BIP CDIs provided at the assumed price of approximately A$57.02468. To the extent that BIP Interests trade below or above A$57.02468, Asciano Shareholders may wish to take this into account in making their Elections as the implied value of the Scheme Consideration is impacted by the value of BIP CDIs from time to time. As at 23 September 2015, being the last practicable date prior to the date of this Scheme Booklet, BIP Interests were trading at a value of approximately A$55.0215.[38]

Prior to the Scheme Meeting, Asciano intends to provide an update to Asciano Shareholders regarding the value of BIP Interests and, to the extent it considers appropriate, interim results of Elections (which results will not be made final prior to the Election Date, anticipated to be 30 November 2015)

●	Once made, any Election will be irrevocable.

3.2	Conditions Precedent to the Scheme

The Scheme is subject to a number of Conditions Precedent set out in clause 3 of the Scheme Implementation Deed (set out in Annexure C of this Scheme Booklet as modified by the side letter described in Section 3.20) including but not limited to the following:

●	various approvals, consents or relief from regulatory authorities;

●	approval of the Scheme by the Requisite Majority of Asciano Shareholders;

●	approval of the Scheme by the Court;

●	approval of the BIP CDIs to be provided pursuant to the Scheme for listing on the ASX, and of the underlying BIP Interests on TSX and NYSE;

●	no Asciano Material Adverse Change, no Asciano Prescribed Occurrence, no Brookfield Material Adverse Change and no Brookfield Prescribed Occurrence having occurred; and

●	all approvals and consents of a third party necessary to implement the Scheme in respect of Port Botany and Port of Brisbane and all other third party approvals and consents that Brookfield Infrastructure and Asciano agree are necessary or desirable to implement the Scheme are obtained. As at the date of this Scheme Booklet, it is not anticipated that any consents or third party approvals other than those related to Port Botany and Port of Brisbane will be required under this condition.

The Scheme will not proceed unless all the Conditions Precedent are satisfied or waived in accordance with the Scheme Implementation Deed.

As at the last practicable date before the date of this Scheme Booklet, Asciano is not aware of any circumstances which would cause the Conditions Precedent not to be satisfied or waived.

38.	Based on the price of US$38.46 per BIP Interest as at NYSE close on 23 September 2015 and the AUD/USD exchange rate of 0.6990 as quoted at 6:00am on 24 September 2015.

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3. Summary of the Scheme  (cont)

3.3	Details of Scheme Consideration

(a) Standard	Consideration

Asciano Shareholders may elect to receive, and, in the absence of any Election each Scheme Shareholder will be deemed to have elected to receive, the Standard Consideration, being approximately A$6.9439 (less the cash value of any Special Dividend paid) plus 0.0387 BIP CDIs for every Scheme Share held by it on the Implementation Date.

Eligible Asciano Shareholders who have elected (or been deemed to have elected) the Standard Consideration will receive the Standard Consideration subject to any Election (or deemed Election) by that Eligible Asciano Shareholder to participate in the Sale Facility. The operation of the Sale Facility is discussed further in Section 3.3(f).

Ineligible Foreign Shareholders should note that if they elect (or are deemed to elect) Standard Consideration they will not receive any BIP CDIs. Instead they will participate in the Sale Facility described in Section 3.3(f) below.

(b) Maximum	Cash Consideration

Asciano Shareholders may elect to receive the Maximum Cash Consideration. If a Scheme Shareholder elects to receive the Maximum Cash Consideration, then they will be entitled to receive, and will receive, for each Scheme Share held by that Scheme Shareholder on the Implementation Date, approximately A$9.15076 less the cash value of any Special Dividend paid (being the “Ex-Dividend Implied Offer Value”) unless the Maximum Cash Consideration is subject to scale-back.

The Maximum Cash Consideration will be subject to scale-back if the amount determined by multiplying the Ex-Dividend Implied Offer Value by the total number of Scheme Shares held by Scheme Shareholders who elect Maximum Cash Consideration exceeds the Available Cash Consideration.

If a scale-back applies to Scheme Shareholders who elect Maximum Cash Consideration, then Eligible Asciano Shareholders who elect to receive Maximum Cash Consideration will, subject to the operation of the Sale Facility as discussed in Section 3.3(f), receive, for each Scheme Share they hold:

●	an amount of cash per Scheme Share calculated as follows:

 A

 B

Where:

A =	the Available Cash Consideration

B =	the total number of Scheme Shares held at the Scheme Record Date by all Scheme Shareholders who elect Maximum Cash Consideration; and

●	a number of BIP CDIs per Scheme Share calculated as follows:

  (Ex – Dividend Implied Offer Value – x)

                                     y

Where:

x = the amount of cash consideration per Scheme Share to which all Scheme Shareholders subject to the scale-back will become entitled to receive, determined in accordance with the preceding bullet point.

y = the Fixed AUD Value of a BIP CDI, being approximately A$57.02468.

Any fraction of a cent or of a BIP CDI after applying the foregoing principles to a Scheme Shareholder’s total holding will be dealt with as outlined in Section 3.3(d).

Ineligible Foreign Shareholders should note that if they elect Maximum Cash Consideration and the Maximum Cash Consideration is subject to scale-back, they will not receive any BIP CDIs. Instead they will, in respect of any BIP CDIs to which they otherwise may have been entitled under the formulas set out above, be deemed to have elected to participate in the Sale Facility described below.

(c) Maximum	Scrip Consideration

Asciano Shareholders may elect to receive the Maximum Scrip Consideration. If an Eligible Asciano Shareholder elects to receive the Maximum Scrip Consideration, then, subject to scale-back, they will be entitled to receive, and will receive, subject to the operation of the Sale Facility as discussed in Section 3.3(f), for each Scheme Share held by that Eligible Asciano Shareholder on the Implementation Date, an amount of BIP CDIs calculated in accordance with the following formula:

          Ex-Dividend Implied Offer Value

  the Fixed AUD Value of a BIP CDI,

    being approximately 57.02468

(being the Maximum Individual Scrip Amount).

The Maximum Scrip Consideration will be subject to scale-back if the amount determined by multiplying the Maximum Individual Scrip Amount by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Scrip Consideration exceeds the Available Scrip Consideration.

asciano scheme booklet	43

3.	Summary of the Scheme (cont)

If scale-back applies to Scheme Shareholders who elect Maximum Scrip Consideration then Eligible Asciano Shareholders who elected to receive Maximum Scrip Consideration will, subject to the operation of the Sale Facility as discussed in Section 3.3(f), receive, for each Scheme Share they hold:

●	a number of BIP CDIs per Scheme Share calculated as follows:

 A

 B

Where:

A = the Available Scrip Consideration

B = the total number of Scheme Shares held at the Scheme Record Date by all Scheme Shareholders who elect Maximum Scrip Consideration; and

●	an amount of cash for each Scheme Share they hold calculated as follows:

Ex – Dividend Implied Offer Value – (x x y)

Where:

x = the number of BIP CDIs per Scheme Share which the Scheme Shareholder will become entitled to receive, determined in accordance with the preceding bullet point.

y = the Fixed AUD Value of a BIP CDI, being approximately A$57.02468.

Any fraction of a cent or a BIP CDI after applying the foregoing principles to a Scheme Shareholder’s total holding will be dealt with as outlined in Section 3.3(d).

Ineligible Foreign Shareholders should note that if they elect Maximum Scrip Consideration they will not receive any BIP CDIs, regardless of whether or not the Maximum Scrip Consideration is subject to scale-back. Instead they will, in respect of any BIP CDIs to which they otherwise may have been entitled under the formulas set out above, be deemed to have elected to participate in the Sale Facility described below.

(d) Fractional	Entitlements and Rounding

Any entitlement of Eligible Asciano Shareholders to a fraction of a BIP CDI in accordance with Sections 3.3(a), (b) or (c) above will be rounded down to the nearest whole number of BIP CDIs. The total number of fractions of BIP CDIs that all Eligible Asciano Shareholders would otherwise have been entitled to under the Scheme will be sold pursuant to the Sale Facility as described in Section 3.3(f) below.

Any fractions of BIP CDIs which, in accordance with Sections 3.3(a), (b) or (c) above, would otherwise have been provided to Asciano Shareholders who are Ineligible Foreign Shareholders or to Eligible Asciano Shareholders who are to have their entitlement to a Small Parcel sold pursuant to the Sale Facility, will be sold pursuant to the Sale Facility, described in Section 3.3(f) below along with the rest of the BIP CDIs of such Asciano Shareholders.

Any cash amount payable to a Scheme Shareholder will be rounded to the nearest whole cent.

(e) Ineligible	Foreign Shareholders

Ineligible Foreign Shareholders may make the Elections described in Sections 3.3(a), (b) and (c) above on the same terms, including as to scale-back, as Eligible Asciano Shareholders.

However, BIP CDIs will not be issued to Ineligible Foreign Shareholders. Instead, Brookfield Infrastructure must procure that those BIP CDIs (including fractions of BIP CDIs) to which the Ineligible Foreign Shareholder may otherwise have been entitled, are sold pursuant to the Sale Facility described in Section 3.3(f).

(f) Sale	Facility

The following BIP CDIs (each a “Sale Security”) will be provided by Brookfield Infrastructure to the Sale Agent:

●	BIP CDIs (including fractions of BIP CDIs) that would have been provided or caused to be provided to Ineligible Foreign Shareholders on the Implementation Date if they were Eligible Asciano Shareholders;

●	BIP CDIs (including fractions of BIP CDIs) to which Eligible Asciano Shareholders would be entitled where the number of BIP CDIs to which that Eligible Asciano Shareholder is entitled is to a Small Parcel, unless that Eligible Asciano Shareholder has elected to be provided with a Small Parcel;

●	Up to 400 BIP CDIs to which an Eligible Asciano Shareholder is entitled, where that Eligible Asciano Shareholder has made an Election to sell that number of BIP CDIs through the Sale Facility and to receive the cash proceeds, rather than be provided with that number of BIP CDIs; and

●	any fractions of BIP CDIs to which Eligible Asciano Shareholders are entitled (but not provided because their interest has been rounded down to the nearest number of BIP CDIs, as described in Section 3.3(d) above).

Brookfield Infrastructure will procure that as soon as practicable after the Implementation Date, and in any event, not more than 15 Business Days after the Implementation Date, the Sale Agent, in consultation with Brookfield Infrastructure, sells or procures the sale of all of the Sale Securities and remits the proceeds of the sale to Asciano. The Sale Agent may, in its sole discretion, convert BIP CDIs to BIP Interests and sell those BIP Interests, rather than selling some or all of the BIP CDIs, if it considers that doing so may achieve a better sale price net of any applicable costs, and any such sales will be treated as sales of BIP CDIs for the purposes of the Sale Facility.

As the market price of BIP CDIs and BIP Interests (as applicable) will be subject to change from time to time, the sale price of those BIP CDIs and BIP Interests sold through the Sale Facility and the proceeds of that sale cannot be guaranteed. The proceeds received by Asciano Shareholders

44	asciano scheme booklet

3.	Summary of the Scheme (cont)

who participate in the Sale Facility will depend on the price at which the BIP CDIs and BIP Interests (as applicable) can be sold under the Sale Facility at the relevant time, applicable exchange rates (if sales are made in a currency other than Australian dollars) and the amount of any applicable taxes, duty, currency conversion or other costs and charges incurred by the Sale Agent in connection with sales under the Sale Facility. An Asciano Shareholder’s pro rata share of the proceeds of sale under the Sale Facility may be more or less than the value of the BIP CDIs that the shareholder would have received. None of Asciano, Brookfield, Brookfield Infrastructure or the Sale Agent gives any assurance as to the price that will be achieved for the sale of BIP CDIs and BIP Interests (as applicable) by the Sale Agent under the Sale Facility.

The net proceeds of the sale (after deducting any applicable taxes, duty, currency conversion or other costs and charges) will be distributed by Asciano to relevant Scheme Shareholders on a pro rata basis (by reference to the number of their Sale Securities and/or fractions of Sale Securities that participated in the Sale Facility) in accordance with the payment mechanics for cash consideration as set out in Section 3.5(a).

No brokerage will be payable in respect of Sale Securities participating in the Sale Facility.

Offers and sales of Sale Securities under the Sale Facility will not be registered under the U.S. Securities Act and, therefore, may only be sold outside the United States to non-U.S. persons in “offshore transactions”, in accordance with the requirements of Regulation S under the U.S. Securities Act.

Further information on the market price of BIP Interests is available at www.nyse.com (ticker BIP), www.tsx.com (ticker BIP.UN) and the market price of BIP CDIs will be available at www.asx.com (search “Brookfield Infrastructure Partners”) from the commencement of deferred settlement trading of BIP CDIs (expected to be Thursday 19 November 2015.

3.4	Special Dividend

Asciano expects to pay a Special Dividend of up to A$0.90 per Asciano Share in cash which will be fully franked and will be payable on the Special Dividend Payment Date to Asciano Shareholders on the Register as at the Special Dividend Record Date if the Scheme becomes Effective and a favourable draft ATO Tax Ruling is obtained. If the Special Dividend becomes payable, Asciano will:

●	where an Asciano Shareholder has, before the Special Dividend Record Date, made a valid Election in accordance with the requirements of the Asciano Registry to receive dividend payments from Asciano by electronic funds transfer to a bank account nominated by the Asciano Shareholder, pay, or procure the payment of, the relevant amount in Australian currency by electronic means in accordance with that Election; or

●	otherwise, whether or not the Asciano Shareholder has made an Election as referred to above, dispatch, or procure the dispatch of, a cheque for the relevant amount in Australian currency to the Asciano Shareholder by prepaid post to their registered address (as at the Special Dividend Record Date), such cheque being drawn in the name of the Asciano Shareholder, subject to rules for joint holders.

The per Asciano Share amount of the Special Dividend will, if paid, reduce the amount per Asciano Share of Scheme Consideration payable to Scheme Shareholders. You should read Section 9 of this Scheme Booklet which contains details regarding the taxation treatment of the Special Dividend.

If a favourable draft ATO Tax Ruling is not obtained, the Special Dividend will not be paid (and franking credits will not be distributed to Asciano Shareholders) and the Scheme Consideration will not be reduced to account for any Special Dividend.

It is expected that the Special Dividend will be funded through a combination of existing bank facilities, cash reserves and a new Asciano underwritten bridge facility (if required). For further details of the underwritten bridge facility, see Section 4.7.

3.5	Payment of Scheme Consideration

(a) Payment	of Cash Consideration

In respect of those Asciano Shareholders who are to receive the whole or part of the Scheme Consideration in cash, if the Scheme becomes Effective:

●	Brookfield Infrastructure must, by no later than the Business Day before the Implementation Date, deposit in cleared funds an amount equal to the aggregate amount of the cash component of the Scheme Consideration payable to Scheme Shareholders in an Australian dollar denominated trust account operated by Asciano as trustee for the Scheme Shareholders (provided that any interest on the amounts deposited (less bank fees and other charges) will be credited to Brookfield Infrastructure’s account);

●	on the Implementation Date, subject to funds having been deposited as set out above, Asciano must pay or procure the payment, to each Scheme Shareholder such amount of cash from the cash component of the Scheme Consideration as that Scheme Shareholder is entitled to (if any);

●	Asciano will make such payment:

–	where a Scheme Shareholder has, before the Scheme Record Date, made a valid Election in accordance with the requirements of the Asciano Registry to receive dividend payments from Asciano by electronic funds transfer to a bank account nominated by the Scheme Shareholder, paying, or procure the payment of, the relevant amount in Australian currency by electronic means in accordance with that Election; or

–	otherwise, whether or not the Scheme Shareholder has made an Election as referred to above – dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian dollars to the Scheme Shareholder by prepaid post to their registered address (as at the Scheme Record Date), such cheque being drawn in the name of the Scheme Shareholder, subject to rules for joint holders.

asciano scheme booklet	45

3.	Summary of the Scheme (cont)

(b) Provision of Scrip Consideration

In respect of those Scheme Shareholders who are to receive the whole or part of the Scheme Consideration in BIP CDIs, if the Scheme becomes Effective, Brookfield Infrastructure must:

●	on or before the Implementation Date:

–	issue, and provide or cause to be provided to CDN, to be held on trust that number of BIP Interests that will enable BIP CDIs to be provided to Scheme Shareholders on the Implementation Date;

–	procure that the name and address of CDN is entered in the Brookfield Register in respect of those BIP Interests; and

–	procure that a share certificate or holding statement (or equivalent document) in the name of CDN is sent to CDN representing those BIP Interests; and

●	procure that on or before the Implementation Date:

–	cause the issuance of the BIP CDIs to which each Scheme Shareholder is entitled (taking into account the impact of the Sale Facility) are provided to such Scheme Shareholder; and

–	procure that the name and address of each such Scheme Shareholder (or, where relevant, the Sale Agent) is entered in the CDI Registry in respect of those BIP CDIs as the holder of the BIP CDIs issued to that Scheme Shareholder on the Implementation Date; and

●	procure that on or before the date that is 2 Business Days after the Implementation Date, a share certificate or holding statement (or equivalent document) is sent to the registered address of each Scheme Shareholder to whom BIP CDIs are provided representing the number of BIP CDIs provided to that Scheme Shareholder pursuant to the Scheme.

(c) Sale Facility

Where BIP CDIs comprise Sale Securities, Brookfield Infrastructure must:

●	on or before the Implementation Date provide the Sale Securities to the Sale Agent and procure that the name and address of the Sale Agent is entered in the Brookfield Registry in respect of those Sale Securities;

●	procure that on or before the date that is 2 Business Days after the Implementation Date, a share certificate or holding statement (or equivalent document) is sent to the Sale Agent representing the number of Sale Securities provided to it pursuant to this Scheme; and

●	procure that the Sale Agent sells those Sale Securities on behalf of the relevant Scheme Shareholders as described in Section 3.3(f) with the sale proceeds remitted to Asciano.

The Sale Agent may, in its sole discretion, convert BIP CDIs to BIP Interests and sell those BIP Interests, rather than selling some or all of the BIP CDIs, if it considers that doing so may achieve a better sale price net of any applicable costs, and any such sales will be treated as sales of BIP CDIs for the purposes of the Sale Facility.

Following receipt of the net proceeds of the sale (after deducting any applicable taxes, duty, currency conversion or other costs and charges), Asciano will distribute the proceeds of the Sale Facility to relevant Scheme Shareholders as it would any component of cash consideration as set out in Section 3.5(a) above.

3.6	Implementation, timetable and procedures

If the Scheme is approved by the Requisite Majority of Asciano Shareholders and the Court, and all other Conditions Precedent are satisfied or (where applicable) waived, the Scheme will be implemented on the Implementation Date (expected to be Tuesday, 8 December 2015). The key dates and times in relation to the Scheme are set out in the Section of this Scheme Booklet titled “Important Dates”. These key dates are indicative only and subject to change.

3.7	Scheme Meeting

The Court has ordered that a meeting of Asciano Shareholders to consider the Scheme be held at the later of 10:30am (Sydney time) on Tuesday, 10 November 2015 and immediately following the conclusion of the Annual General Meeting of Asciano.

The fact that under section 411(1) of the Corporations Act the Court has ordered that the Scheme be convened and has approved this Scheme Booklet does not mean that the Court:

●	has formed any view as to the merits of the proposed Scheme, or as to how Asciano Shareholders should vote (on this matter, Asciano Shareholders must reach their own decision); or

●	has prepared, or is responsible for, the content of this Scheme Booklet.

The order of the Court that the Scheme Meeting be convened is not, and should not be treated as, an endorsement by the Court of, or any other expression of opinion by the Court on, the Scheme.

At the Scheme Meeting, Asciano Shareholders will be asked to consider, and if thought fit, approve the Scheme. For the acquisition of all Scheme Shares by the Acquirer to proceed and the Scheme Consideration to be payable, the Scheme must be approved by the Requisite Majority of Asciano Shareholders.

If the Scheme is not approved by the Requisite Majority of Asciano Shareholders at the Scheme Meeting, it will not be implemented and, subject to its obligations under the Scheme Implementation Deed, Asciano will not apply to the Court for any further orders in connection with the Scheme. The Notice of Meeting for the Scheme is contained in Annexure G.

46	asciano scheme booklet

3.	Summary of the Scheme (cont)

3.8	Voting at the Scheme Meeting

(a) Entitlement to vote

All Asciano Shareholders who are registered on the Register on Sunday, 8 November 2015 at 7:00pm (Sydney time) will be entitled to vote at the Scheme Meeting.

Any transfer of holdings after that time will be disregarded in determining entitlements to vote at the Scheme Meeting. Further details on how to vote are provided in the Section of this Scheme Booklet titled “What you should do”.

In the case of Asciano Shares held by joint holders, only one of the joint holders is entitled to vote (though all joint holders should sign any proxy form). If more than one joint holder votes, the vote of the Asciano Shareholder whose name appears first on the Register will be counted.

(b) How to vote

An Asciano Shareholder can vote by doing one of the following:

●	vote in person – by attending the Scheme Meeting;

●	vote by proxy – by completing and returning to the Asciano Registry the enclosed proxy form for the Scheme Meeting. The proxy form must be received by the Asciano Registry by no later than 10:30am (Sydney time) on Sunday, 8 November 2015 or lodge your proxy online at www. asciano.com.au by no later than 10:30am (Sydney time) on Sunday, 8 November 2015;

●	vote by attorney – by providing the Asciano Registry the original (or certified copy) of the instrument appointing an attorney by no later than 10:30am (Sydney time) on Sunday, 8 November 2015 (unless a copy has already been provided to the Asciano Registry); or

●	vote by corporate representative – (in the case of a body corporate), by appointing a corporate representative to act as its representative. The appointment must comply with section 250D of the Corporations Act. A corporate Asciano Shareholder or corporate proxy should obtain a “Certificate of Appointment of Corporate Representative” form from the Asciano Registry, and complete and sign the form in accordance with the instructions on it. The corporate representative must attend the Scheme Meeting in person.

3.9	Court approval

Asciano will apply to the Court for orders approving the Scheme if:

●	the Scheme is approved by the Requisite Majority of Asciano Shareholders at the Scheme Meeting; and

●	all other Conditions Precedent are satisfied or (where applicable) waived.

The date on which the Court hears Asciano’s application is the Second Court Date, which is expected to be Tuesday, 17 November 2015. Any change to this date will be announced through the ASX.

The Court may refuse to grant the orders referred to above even if the Scheme is approved by the Requisite Majority of Asciano Shareholders.

ASIC will be asked to issue a written statement that it has no objection to the Scheme. ASIC would not be expected to issue such a statement until shortly before the Second Court Date. If ASIC does not produce a written statement that it has no objection to the Scheme, the Court may still approve the Scheme provided it is satisfied that section 411(17)(a) of the Corporations Act is satisfied.

Each Scheme Shareholder has the right to appear at the Second Court Hearing.

3.10	Actions by Asciano, Acquirer and Brookfield Infrastructure

If the Court approves the Scheme, Asciano, the Acquirer and/or Brookfield Infrastructure will procure the taking of all steps necessary to implement the Scheme. These will include the following:

●	Asciano will lodge with ASIC and the ASX an office copy of the Court order approving the Scheme under section 411(10) of the Corporations Act, at which time the Scheme will become Effective;

●	At the close of trading on the Effective Date, Asciano Shares will be suspended from trading on ASX;

●	Asciano will pay the Special Dividend (if any) on the Special Dividend Payment Date;

●	On the Implementation Date, all of the Scheme Shares held by Scheme Shareholders on the Scheme Record Date (expected to be Wednesday, 2 December 2015 at 7:00pm (Sydney time)) will be transferred to the Acquirer and in return Brookfield Infrastructure and/or Acquirer will procure that the Scheme Consideration is paid and/or provided (as relevant) in accordance with the terms of the Scheme as summarised in Section 3.5; and

●	The Sale Agent will sell all BIP CDIs issued to it in accordance with the terms of the Scheme and will remit the proceeds of the sale to applicable Scheme Shareholders.

3.11	Effective Date

The Scheme will become Effective on the date on which the office copy of the order of the Court under section 411(10) of the Corporations Act approving the Scheme is lodged with ASIC or such other date as the Court determines or specifies in the order. Asciano intends to lodge the order of the Court with ASIC on the next Business Day after the Second Court Date, which is expected to be Wednesday, 18 November 2015.

If the Scheme becomes Effective, Asciano will immediately give notice of the event to the ASX.

Once the Scheme becomes Effective, Asciano, the Acquirer and Brookfield Infrastructure will become bound to implement the Scheme in accordance with its terms.

asciano scheme booklet	47

3.	Summary of the Scheme (cont)

3.12	Suspension of trading in Asciano Shares

If the Scheme becomes Effective, it is expected that suspension of trading in Asciano Shares will occur from the close of trading on the Effective Date (expected to be Wednesday, 18 November 2015).

3.13	Deed Poll

Brookfield Infrastructure and the Acquirer have executed a Deed Poll in favour of Scheme Shareholders, by which they both agree to perform all of their obligations in relation to the Scheme, if it becomes Effective.

A copy of the Deed Poll is contained in Annexure E.

3.14	Scheme Record Date

The Scheme Record Date is expected to be Wednesday, 2 December 2015. Only Asciano Shareholders who appear on the Register on the Scheme Record Date (expected to be Wednesday, 2 December 2015 at 7:00pm (Sydney time)) will be entitled to receive the Scheme Consideration.

3.15	Election Date

The last date and time for making an Election as described in Section 3.3 is Monday, 30 November 2015 at 5:00pm (Sydney time).

3.16	Implementation Date

The Scheme will be implemented on the Implementation Date (expected to be Tuesday, 8 December 2015). On that date, all Scheme Shares will be transferred to Brookfield in return for the Scheme Consideration.

3.17	Trading in BIP CDIs

It is expected that BIP will be admitted to the official list of the ASX (as a foreign exempt listing). If so, BIP CDIs are expected to trade on a deferred settlement basis on ASX from Thursday, 19 November 2015 and on a normal settlement basis from the day after the Implementation Date (expected to be Wednesday, 9 December 2015).

Asciano Shareholders who trade BIP CDIs on a deferred settlement basis may risk adverse financial or legal consequences if they purport to sell BIP CDIs other than in certain circumstances.

●	Asciano Shareholders who have elected to receive Maximum Scrip Consideration will not know the number of BIP CDIs they will receive until after final Election results have been announced (currently anticipated to be 4 December 2015). During this time, they will only be able to trade their minimum entitlement to BIP CDIs until after the announcement of Election results when their final entitlement to BIP CDIs is known.

●	Asciano Shareholders who have elected to receive Maximum Cash Consideration will not know the number of BIP CDIs they will receive (if any) until after final Election results have been announced (currently anticipated to be 4 December 2015). During this time, their minimum entitlement will be to zero BIP CDIs. Accordingly, those who have elected Maximum Cash Consideration should not trade in BIP CDIs until after the announcement of Election results when their entitlement to BIP CDIs (if any) is known.

●	Asciano Shareholders who have not made an Election should not trade BIP CDIs on a deferred settlement basis until they have made an Election for either Standard Consideration or Maximum Scrip Consideration (in which case they will be able to trade their minimum entitlements to BIP CDIs until the outcome of the Election is known) or until after the Election Date when they will be deemed to have received Standard Consideration.

●	Asciano Shareholders who have elected to receive Standard Consideration will be able to trade their full entitlement to BIP CDIs from the later of commencement of deferred settlement trading and the time of their Election.

See section 10.8 for information regarding relief provided by ASIC regarding the trading of BIP CDIs during the expected deferred settlement period.

3.18	De-listing of Asciano

It is intended that, on the Implementation Date, Asciano will request that ASX removes it from the official list of the ASX, and such de-listing is expected to occur shortly following that date.

3.19	Warranty by Asciano Shareholders

The Scheme provides that each Scheme Shareholder is taken to have warranted to Asciano and the Acquirer on the Implementation Date, and appointed and authorised Asciano as its attorney and agent to warrant to the Acquirer on the Implementation Date, that:

(a)	all their Asciano Shares (including any rights and entitlements attaching to those shares) which are transferred under this Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the Personal Property Securities Act 2009 (Cth)) and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind; and

(b)	that they have full power and capacity to transfer their Asciano Shares to the Acquirer together with any rights and entitlements attaching to those shares.

48	asciano scheme booklet

3.	Summary of the Scheme (cont)

Asciano undertakes that it will provide such warranty to Acquirer as agent and attorney of each Scheme Shareholder.

Asciano Shareholders should be aware that, to the extent that this warranty is untrue in respect of their Asciano Shares, and their Asciano Shares are not transferred under the Scheme free of third party interests, they may be liable to compensate the Acquirer or Brookfield lnfrastructure for any damage caused to those parties resulting from such encumbrance.

3.20	Scheme Implementation Deed

Asciano and Brookfield Infrastructure have entered into the Scheme Implementation Deed in connection with the proposed Scheme. A summary of the key terms of the Scheme Implementation Deed is set out in Section 10.2 and a full copy of the Scheme Implementation Deed is set out in Annexure C.

The parties have executed a side letter in relation to certain amendments to the Scheme Implementation Deed necessary to reflect the fact that the scrip component of the Scheme Consideration will be provided by way of BIP CDIs, not by the direct listing of BIP Interests on the ASX as envisaged at the time of the Scheme Implementation Deed. Under the terms of the side letter, “New BIP Interest” in the Scheme Implementation Deed means a BIP CDI, except where used in the clauses 3.1(j)(1), 5.2(m)(1) and the warranty in Schedule 2(n), where it continues to mean a “New BIP Interest” as defined in the Scheme. Most significantly, this modifies the condition precedent in clause 3.1(j)(2) of the Scheme Implementation Deed such that it will be satisfied, not by approval of official quotation by ASX of BIP Interests, but, instead, by the same approval for BIP CDIs. The parties have also agreed in the amending letter that the Scheme will take the form attached in Appendix D of this Scheme Booklet, subject to any modifications or conditions made or required by the Court under section 411(6) of the Corporations Act and approved by Asciano and Brookfield Infrastructure.

3.21	What happens if the Scheme does not proceed?

If the Scheme does not proceed, the Scheme Consideration will not be paid and Asciano will continue to be listed on ASX. Asciano Shareholders will retain their Asciano Shares and continue to share in any benefits and risks of Asciano’s ongoing business.

Asciano has a strong business model and management team. If the Scheme does not proceed, it is the Directors’ current intention to continue operating Asciano in line with its previously stated objectives.

3.22	Tax implications of the Scheme

If the Scheme becomes Effective, there will be tax consequences for Scheme Shareholders which may include tax being payable on any gain on disposal of Asciano Shares.

For further detail regarding general Australian tax consequences of the Transaction, refer to Section 9 of this Scheme Booklet. The tax treatment may vary depending on the nature and characteristics of each Asciano Shareholder and their specific circumstances. Accordingly, Asciano Shareholders should seek professional tax advice in relation to their particular circumstances.

asciano scheme booklet	49

PATRICK
VULCAN

4. Information on Asciano Group

asciano

50 asciano scheme booklet

4. Information on Asciano Group

4.	Information on Asciano Group

4.1	Overview of the Asciano Group

Asciano is one of Australia’s largest national rail freight and port operators. Asciano’s strategic objective is to be Australia’s leading provider of critical logistics services within essential infrastructure based supply chains.

Asciano occupies all major segments of the import/export and domestic supply chains to offer a diverse freight mix service offering.

For the year ended 30 June 2015, Asciano reported sales revenue of approximately A$3.8 billion, EBITDA of approximately A$1.1 billion and underlying NPAT after minority interests of approximately A$415 million.39

4.2	Operational structure

Asciano’s activities are divided into three reportable segments: Pacific National, Terminals & Logistics and Bulk & Automotive Port Services (“BAPS”).

A brief description of each is provided below.

(a) Pacific	National

Pacific National consists of two broad business activities, National Intermodal freight haulage and Bulk Haulage.

The National Intermodal freight haulage business provides interstate containerised freight services, interstate break bulk freight (steel), regional freight rail services in Queensland and hook and pull services for passenger trains. Pacific National is the largest provider of long haul intermodal rail services in Australia with a 70% market share.

The Bulk Haulage business hauls a range of bulk goods around Australia by rail including coal, grain for domestic and export markets, minerals, concentrate and construction materials.

(b) Terminals & Logistics

Terminals & Logistics is one of two major competitors in the Australian market.

It holds lease concessions and provides container stevedoring services in the four largest container ports in Australia, being East Swanson Dock in Melbourne, Port Botany in Sydney, Fisherman Islands in Brisbane and Fremantle in Western Australia.

The division also provides an integrated logistics service that provides the interface between the shipping port and the beneficial freight owner in a joint venture with ACFS Port Logistics Pty Ltd.

(c) Bulk & Automotive Port Services

Bulk & Automotive Port Services specialises in the management of bulk ports and supporting infrastructure and the provision of port related logistics at over 40 sites across Australia and New Zealand.

It also operates an integrated service for the transportation, processing and storage of motor vehicles from the port to the beneficial freight owner.

39.	Pre material items of A$55.1 million post tax.

40.	Excludes corporate costs.

41.	Excludes corporate costs.

asciano scheme booklet	51

4.	Information on Asciano Group (cont)

4.3	Directors and key management

(a) Asciano Directors

Name	Position

Malcolm Broomhead	Chairman

John Mullen	Managing Director and CEO

Chris Barlow	Director

Robert Edgar	Director

Peter George	Director

Shirley In’t Veld	Director

Geoff Kleemann	Director

Ralph Waters	Director

(b) Key management

Name	Position

Roger Burrows	Chief Financial Officer

Alexandra Badenoch	Director, Human Resources, Corporate Affairs and Customer

Saul Cannon	Director, Strategy and Business Development

David Irwin	Director, Pacific National

Murray Vitlich	Director, Patrick

Lyndall Stoyles	Group General Counsel and Company Secretary

4.4	Historical financial information

(a) Basis of preparation	of this financial information

The accounting policies adopted by Asciano in preparation of the financial information for the years ended 30 June 2013, 30 June 2014 and 30 June 2015 are consistent with those set out in Asciano’s financial report for the year ended 30 June 2015.

Those reports have been prepared in accordance with Australian Accounting Standards, including the Australian Accounting Interpretations adopted by the Australian Accounting Standards Board, and the Corporations Act. The consolidated financial statements of Asciano comply with the IFRS and the interpretations adopted by the International Accounting Standards Board.

The financial information set out in this Section is in abbreviated form and does not contain all the information usually provided in an annual report prepared in accordance with the Corporations Act. Details of where the full financial reports, including all notes to those accounts, are set out in Section 4.11. The statements exclude any pro forma adjustments arising from implementation of the Scheme. These adjustments are provided for in Section 6.7 of this Scheme Booklet.

Readers should note that Asciano simplified and refreshed the format of its financial statements for the financial year ended 30 June 2015 which included some minor classification changes for certain assets and liabilities. The comparative for the financial year ended 30 June 2014 (included in the financial statements for the financial year ended 30 June 2015) was also amended for consistency. Asciano has also amended the financial statements included for the financial year ended 30 June 2013 in this Scheme Booklet to ensure consistency with the simplified and refreshed format. The amendments were not material in nature.

52	asciano scheme booklet

4.	Information on Asciano Group (cont)

(b) Asciano	Consolidated Statement of Profit or Loss

The audited historical consolidated statement of profit or loss for the year ended 30 June 2013, 2014 and 2015 is summarised in Table 1.

Table 1: Historical Asciano income statements

Consolidated Statement of Profit or Loss (A$m)	2013	2014	2015

Revenue from services rendered	3,688.2	3,926.1	3,795.4

Other income	56.6	68.5	43.7

Share of net profit of joint ventures	17.3	14.9	15.8

Operating expenses excluding depreciation and amortisation:

Employee benefits	(1,189.7)	(1,324.3)	(1,255.7)

Rail access	(426.6)	(449.3)	(441.5)

Fuel, oil and power	(377.8)	(418.2)	(323.9)

Repairs and maintenance	(318.1)	(315.8)	(281.8)

Lease and hire	(192.8)	(200.6)	(194.6)

Insurance	(60.1)	(53.2)	(43.8)

Other	(219.3)	(256.7)	(241.7)

Profit before depreciation, amortisation, net finance costs and tax	977.7	991.4	1,071.9

Depreciation	(265.9)	(360.8)	(312.5)

Amortisation	(44.8)	(46.6)	(47.9)

Profit before net finance costs and tax	667.0	584.0	711.5

Net interest income/(expense)	(208.2)	(189.5)	(185.5)

Other financing expenses	(4.1)	(14.3)	(12.2)

Credit value adjustment and fair value movements of unhedged derivatives	12.6	(21.5)	(6.8)

Net finance expense	(199.7)	(225.3)	(204.5)

Profit before tax	467.3	358.7	507.0

Tax expense	(130.5)	(101.7)	(146.2)

Profit after tax	336.8	257.0	360.8

Attributable to:

Owners of Asciano Limited	334.4	254.4	359.6

Non-controlling interests	2.4	2.6	1.2

	336.8	257.0	360.8

Earnings per Parent share

Basic – cents	34.3	26.1	36.9

Diluted – cents	34.2	26.1	36.8

asciano scheme booklet	53

4.	Information on Asciano Group (cont)

(c) Asciano	Consolidated Statement of Cash Flows

The audited historical Consolidated Statement of Cash Flows for the year ended 30 June 2013, 2014 and 2015 is summarised in Table 2.

Table 2: Historical Asciano cash flow statements

Consolidated Statement of Cash Flows (A$m)	2013	2014	2015
Operating cash flows

Receipts from customers	4,215.9	4,435.3	4,293.0

Payments to suppliers and employees	(3,246.7)	(3,485.7)	(3,358.4)

Interest and other costs of finance paid	(224.8)	(200.4)	(215.8)

Interest received	4.9	2.4	3.3

Dividends received from joint ventures	18.6	12.2	14.5

Net income tax payments	(170.4)	(157.0)	(113.0)
Net operating cash inflows	597.5	606.8	623.6

Investing cash flows

Payment for property, plant and equipment and intangible assets	(613.2)	(701.2)	(581.6)

Proceeds from sale of property, plant and equipment and intangible assets	27.2	81.5	66.4

Acquisition of subsidiaries, net of cash acquired	(39.0)	(84.8)	–

Repayment of loans by joint ventures	–	0.5	–

Loans to related parties	–	–	(1.9)

Repayment of subsidiary loan	(13.1)	–	–

Proceeds on disposal of associate investment	1.1	–	–

Net investing cash outflows	(637.0)	(704.0)	(517.1)

Financing cash flows

Treasury shares acquired	–	(4.7)	(12.7)

Proceeds from exercise of share options	0.2	5.2	5.0

Proceeds from AUD bond issuance, net of transaction costs	–	–	345.5

Proceeds from GBP bond issuance, net of transaction costs	–	511.8	–

Payment of finance lease liabilities	–	(0.5)	(0.5)

Repayment of borrowings	(160.0)	(715.0)	(650.0)

Drawdown of borrowings	170.0	555.0	329.1

Dividends paid	(90.4)	(117.0)	(163.4)

Other	–	–	0.5

Net financing cash (outflows)/inflows	(80.2)	234.8	(146.5)

Net (decrease)/increase in cash and cash equivalents	(119.7)	137.6	(40.0)

Cash and cash equivalents at the beginning of the year	149.4	29.7	167.3

Cash and cash equivalents at the end of the year	29.7	167.3	127.3

54	asciano scheme booklet

4.	Information on Asciano Group (cont)

4.5	Asciano Consolidated Statement of Financial Position

The Consolidated Statement of Financial Position as at 30 June 2013, 2014 and 2015 is presented in Table 3.

Table 3: Consolidated balance sheet as at 30 June 2015

Consolidated Statement of Financial Position (A$m)	2013	2014	2015

Current assets

Cash and cash equivalents	29.7	167.3	127.3

Trade and other receivables	392.4	429.2	444.6

Prepayments and other assets	30.9	25.7	23.7

Inventories	29.3	33.3	41.4

Derivative financial assets	12.5	4.1	114.2

Assets held for sale	–	–	51.7

Total current assets	494.8	659.6	802.9

Non-current assets

Property, plant and equipment	3,926.4	4,306.7	4,465.3

Intangible assets	2,793.8	2,810.3	2,796.2

Equity accounted investments	28.4	30.9	30.4

Loans to joint ventures	53.0	56.2	56.2

Trade and other receivables	2.4	1.9	1.4

Prepayments and other assets	6.2	3.9	1.4

Inventories	40.5	31.6	38.8

Derivative financial assets	231.0	165.9	613.5

Net deferred tax assets	72.0	109.2	70.6

Total non-current assets	7,153.7	7,516.6	8,073.8

Total assets	7,648.5	8,176.2	8,876.7

Current liabilities

Trade payables	129.5	152.8	151.3

Other payables and accrued expenses	264.1	311.6	258.6

Provisions	42.1	74.4	52.4

Employee benefits	193.7	201.8	192.4

Loans and borrowings	0.6	0.6	519.5

Derivative financial liabilities	29.1	61.4	40.3

Current tax liabilities	52.1	10.4	30.7

Liabilities held for sale	–	–	14.1

Total current liabilities	711.2	813.0	1,259.3

Non-current liabilities

Other payables and accrued expenses	13.2	15.3	14.9

Provisions	76.5	65.4	62.5

Employee benefits	135.7	138.5	92.1

Loans and borrowings	3,070.3	3,370.0	3,426.5

Derivative financial liabilities	19.3	57.8	52.9

Total non-current liabilities	3,315.0	3,647.0	3,648.9

Total liabilities	4,026.2	4,460.0	4,908.2

Net assets	3,622.3	3,716.2	3,968.5

Equity

Contributed equity	8,606.1	8,609.3	8,604.5

Reserves	(4,703.5)	(4,721.2)	(4,342.0)

Accumulated losses	(295.1)	(189.3)	(312.6)

Equity attributable to owners of Asciano Limited	3,607.5	3,698.8	3,949.9

Non-controlling interests	14.8	17.4	18.6

Total equity	3,622.3	3,716.2	3,968.5

asciano scheme booklet	55

4.	Information on Asciano Group (cont)

4.6	Forecast financial information

Asciano has given careful consideration as to whether forecast financial information for Asciano on a standalone basis can and should be included in this Scheme Booklet. In particular, Asciano has considered whether there is a reasonable basis for the preparation and disclosure in the Scheme Booklet of reliable and useful forecast financial statements. Asciano has concluded that forecast financial statements for Asciano cannot be provided in this Scheme Booklet as Asciano does not have a reasonable basis for such forecasts as required by applicable law and practice, and that inclusion of such forecasts could be potentially misleading. Factors which can have a material impact on the reliability of forecasts include:

●	Changes in variables which are beyond the control of Asciano, such as the competitive environment and general economic conditions; and

●	Eventuation of other risks that Asciano is exposed to, such as those referred to in Section 8.

4.7	Update on material changes to Asciano financial performance and financial position

Since the full year reporting date of 30 June 2015 there have been a number of material changes to Asciano. These are listed below:

●	On 10 April 2015, Asciano announced that it was forming a new joint venture (held on a 50/50 basis) with ACFS Port Logistics Pty Ltd (“ACFS”) bringing together the metropolitan logistics businesses of both companies. The joint venture commenced on 1 August 2015. The joint venture with ACFS will be equity accounted in the financial year ending 30 June 2016. This is expected to result in a decline in the reported revenue of the Terminals & Logistics segment compared to the prior comparable period. The impact on EBITDA and EBIT is not expected to be material;

●	On 27 July 2015, Asciano announced the appointment of Mr Murray Vitlich to the role of Director, Patrick following the resignation of Alistair Field from the role of Director, Patrick Terminals & Logistics. The company has taken the opportunity to review its current management structure and will integrate the leadership of two Patrick segments: Terminals & Logistics and Bulk & Automotive Port Services;

●	On 17 August 2015, Asciano entered into a commitment in relation to a A$500 million bridge facility with Goldman Sachs. The bridge facility has a tenor of six months from drawdown. The bridge facility is for general corporate purposes as well as to fund a part of the Special Dividend; and

●	On 18 August 2015, Asciano announced that it had entered into a Scheme Implementation Deed with Brookfield Infrastructure under which it is proposed that the Acquirer will acquire 100% of the issued capital of Asciano for the Scheme Consideration.

4.8	Asciano issued securities

(a) Capital structure

The capital structure of Asciano as at 23 September 2015, being the last practicable date before the date of this Scheme Booklet, is set out below.

Asciano has 975,385,664 ordinary shares on issue. Included in the 975,385,664 ordinary shares on issue are 466,267 shares held on trust by Asciano for the benefit of satisfying equity compensation plans.

A number of rights are currently or are, on the date of the Scheme Meeting, expected to be outstanding under Asciano’s long and short-term incentive plans. The Directors have determined to exercise their discretions under those plans to vest certain rights and to waive any vesting conditions (subject to the Scheme being approved by the Requisite Majority). Any rights that do not vest will lapse.

The exercise of that discretion is set out in the following table and assumes that the Scheme Meeting Date occurs on 10 November 2015:

Asciano right	Number vested/ conditions waived	Number lapsed

FY13 Long Term Incentive Plan	480,871	0

FY14 Long Term Incentive Plan	846,962	15,715

FY15 Long Term Incentive Plan	856,599	10,550

FY16 Long Term Incentive Plan	78,544	573,613

FY14 Short Term Incentive Plan	194,543	0

FY15 Short Term Incentive Plan	320,435	0

Total	2,777,954	599,878

To satisfy any rights that vest, Asciano will procure that one Asciano Share is either issued or transferred to each participant for each right they hold on vesting. Those Asciano Shares will then be able to participate in the Scheme (if it becomes Effective).

(b) Substantial shareholders

The substantial shareholders of Asciano as at 23 September 2015, the last practicable trading day prior to the date of this Scheme Booklet, are as follows:

Name	Number of Asciano Shares	% of NOSH
Commonwealth Bank of Australia and its related bodies corporate
(as that term is used in section 50 of the Corporations Act)	85,983,876	8.81%
BT Investment Management	55,088,246	5.65%
Westpac Banking Group	65,107,964	6.68%

56	asciano scheme booklet

4.	Information on Asciano Group (cont)

4.9	Recent Asciano dividend history

The table below sets out the dividends determined and paid by Asciano for the last three financial years.

Year Ended June (cps)	2013	2014	2015

Interim dividend	5.25	5.75	8.25

Final dividend	6.25	8.50	–

Full year dividend	11.50	14.25	8.25

For the financial year ended 30 June 2015, no final dividend has been determined. Subject to the Scheme becoming Effective and a favourable draft ATO Tax Ruling being obtained, Asciano intends to pay a Special Dividend of up to A$0.90 per Asciano Share. The Scheme Consideration will be reduced to account for the cash value of any Special Dividend paid.

4.10	Risks

If the Scheme does not proceed, Asciano will continue to be subject to a number of risks and uncertainties. One or more or a combination of these risks could materially impact the Asciano Group’s businesses, its operating and financial performance, the price of Asciano Shares or any dividends which might be paid in respect of Asciano Shares.

You should carefully consider the risk factors discussed in Section 8, as well as the other information contained in this Scheme Booklet before voting on the Scheme. If you are unclear in relation to any matter, you should consult your legal, financial or other professional advisor.

4.11	Availability of documents relating to Asciano

As an ASX listed company and a “disclosing entity” under the Corporations Act, Asciano is subject to regular reporting and disclosure obligations. Broadly, these require Asciano to announce price sensitive information to ASX as soon as it becomes aware of the information (subject to exceptions for certain confidential information). Asciano’s most recent announcements are available from its website (www.asciano.com.au). Further announcements concerning Asciano will continue to be made available on the website after the date of this Scheme Booklet.

ASX maintains files containing publicly available information about entities listed on its exchange. Asciano’s files are available for inspection at ASX during normal business hours and are available on the ASX website (www.asx.com.au).

Additionally, copies of documents lodged with ASIC in relation to Asciano may be obtained from or inspected at ASIC. Please note ASIC may charge a fee in respect of such services.

The following documents are available for inspection free of charge prior to the Scheme Meeting during normal business hours at the registered office of Asciano:

●	Constitution of Asciano;

●	Asciano’s annual report for the financial year ended 30 June 2013;

●	Asciano’s annual report for the financial year ended 30 June 2014;

●	Asciano’s annual report for the financial year ended 30 June 2015; and

●	Asciano’s public announcements.

The annual and interim reports and public announcements are also available at www.asciano.com.au.

asciano scheme booklet	57

Information on Brookfield
5.Infrastructure, BIP Interests and BIP CDIs
58 asciano scheme booklet

5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs

5.1   Brookfield Infrastructure

(a)	BIP, BILP and the Acquirer

BIP is Brookfield’s flagship public infrastructure vehicle and is listed on the NYSE and the TSX.

BIP is a limited partnership, with its head office in Hamilton, Bermuda. BIP was established on 21 May 2007 to own and operate, indirectly through its Operating Entities, infrastructure assets on a global basis.

BIP’s sole material asset is its approximate 70.6% equity interest in BILP, a Bermudan exempted limited partnership with its head office in Hamilton, Bermuda. An exempted partnership is a partnership in respect of which a certificate of exempted partnership has been registered in accordance with the provisions of the Exempted Partnerships Act and in which at least one partner does not possess Bermudian status. The remaining interest in BILP is held by Brookfield. BIP holds its approximately 70.6% interest as Managing General Partner Units, while Brookfield holds approximately 28.9% of BILP’s equity as Redeemable Partnership Units and approximately 0.5% as Special Limited Partner Units. BIP also holds a small number of preferred units in BILP. BILP owns indirect interests in entities which operate various infrastructure assets. BIP, as general partner of BILP, has sole authority for management and control of BILP.

A reference to Brookfield Infrastructure in this Scheme Booklet is a reference to BIP, collectively with its subsidiary entities (including BILP) and the Operating Entities. This term is used to describe the operations of the group in which holders of BIP Interests and BIP CDIs invest.

The expression “Brookfield Infrastructure”, rather than BIP, has been used in a number of places in this Scheme Booklet for the following reasons:

●	BIP’s sole material asset is the Managing General Partnership Units it holds in BILP (approximately 70.6% equity interest); and

●	the remaining equity interest in BILP is held by Brookfield as Special Limited Partner Units (approximately 0.5% equity interest) and Redeemable Partnership Units (approximately 28.9% equity interest) which, through the Redemption-Exchange Mechanism, can be converted into an equivalent interest in BIP (refer to Section 7 below), therefore, on an economic basis, the BIP GP Directors believe that holders of BIP Interests and BIP CDIs should view BIP, collectively with its subsidiary entities (including BILP) and the Operating Entities as a single combined enterprise.

The Acquirer has been incorporated for the purpose of holding the investment in the Asciano Group, and as such, it currently holds no assets of its own. The Acquirer will form part of Brookfield Infrastructure and is an Affiliate of BILP.

The below diagram sets out the structure of BIP, BILP and the Acquirer:

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

BIP’s percentage equity interest in BILP will change from approximately 70.6% to 73.2% (held via Managing General Partner Units), and Brookfield’s percentage interest in BILP will change from approximately 29.4% to 26.8% (held via Redeemable Partnership Units and Special Limited Partner Units) as a result of the Scheme, the issue of BIP CDIs to Scheme Shareholders and the BAM Private Placement.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

(b)	Securities on issue

BIP currently has three classes of security on issue: the BIP Interests, the Series 1 Preferred Units and one general partner unit.

BIP Interests

The BIP Interests are limited partnership interests in BIP. Holders of BIP Interests are not entitled to the withdrawal or return of capital in respect of the BIP Interests, except to the extent, if any, that distributions are made to such holders pursuant to the Limited Partnership Agreement or upon the liquidation of BIP or as otherwise required by law.

Except to the extent expressly provided in the Limited Partnership Agreement, a holder of BIP Interests does not have priority over any other holder of BIP Interests, either as to the return of capital or as to profits, losses or distributions. Holders of BIP Interests will not be granted any pre-emptive or other similar right to acquire additional interests in BIP. In addition, holders of BIP Interests do not have any right to have their BIP Interests redeemed by BIP.

More detail about the rights attaching to the BIP Interests is set out in Section 7 and Annexure F.

Preferred Units

BIP’s Preferred Units are limited partnership interests in BIP. Holders of Preferred Units are not entitled to the withdrawal or return of capital contributions in respect of Preferred Units, except to the extent, if any, that distributions are made to such holders pursuant to the Limited Partnership Agreement or upon the liquidation of BIP or as otherwise required by applicable law.

The Class A Preferred Units rank senior to the BIP Interests with respect to priority in the return of capital contributions or as to profits, losses or distributions. Each series of Class A Preferred Units ranks on a parity with every other series of the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions. There is only one series of Class A Preferred Units currently on issue, the Series 1 Preferred Units. The Series 1 Preferred Units are redeemable on 30 June 2020 and on 30 June every 5 years thereafter. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on 30 June 2020 and on 30 June every 5 years thereafter. Holders of Series 1 Preferred Units do not have any right to have their Series 1 Preferred Units redeemed by BIP.

General partner interest

The general partner interest in BIP held by BIP GP entitles BIP GP the right to govern the financial and operating policies of BIP. The general partner interest entitles BIP GP to receive a general partner distribution equal to 0.01% of the total distributions on the BIP Interests. For more information about BIP GP please see Section 5.1(c) below.

(c)	BIP GP

BIP is managed and controlled by the board of directors of its general partner, rather than a board of directors of BIP. The general partner is BIP GP, a wholly owned Subsidiary of Brookfield. Except in certain circumstances described in Section 7, the sole authority for the management and control of BIP GP, is exercised exclusively by BIP GP’s board of directors. Further, BIP’s interest in BILP, which consists of Managing General Partner Units entitles BIP to serve as BILP’s managing general partner, with sole authority for management and control of BILP, which is exercised exclusively through the board of directors of BIP GP.

At least a majority of the BIP GP Directors must be independent using the standard for independence established by the NYSE (see Section 7).

As noted in Section 7, transactions involving a conflict of interest with Brookfield require approval by a majority of BIP Independent Directors. In addition, BIP GP’s audit committee consists entirely of BIP Independent Directors and its nominating and governance committee consists of a majority of BIP Independent Directors.

Holders of BIP Interests do not have the right to:

●	appoint directors or remove directors from the board of BIP GP; or

●	remove BIP GP as general partner of BIP.

(d)	Brookfield

Brookfield Asset Management is a global alternative asset manager with over US$200 billion in assets under management. For more than 100 years Brookfield has owned and operated assets on behalf of shareholders and clients with a focus on owning and operating property, renewable energy, infrastructure and private equity. Brookfield has centred its business around the ownership and operation of real assets and offers a range of public and private investment products and services which leverage its expertise and experience. With 700 investment professionals and approximately 30,000 operating employees across the world, Brookfield utilises more than a century of experience to actively manage the assets it owns and operates in order to enhance value.

Brookfield Asset Management, the parent company of the Brookfield Group, is listed on the NYSE, TSX, and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA respectively.

Brookfield Asset Management has two classes of outstanding voting shares on issue, Class A Shares and Class B Shares. The holders of the Class A Shares are entitled to elect one-half of the board of Brookfield Asset Management and the holders of the Class B Shares are entitled to elect the other half of the Board of Brookfield Asset Management.

Certain senior executives and directors of Brookfield Asset Management and its Affiliates (collectively known as the Partners), are direct and indirect shareholders in a corporation, Partners Limited, which holds 100% of the Class B Shares. As at 30 June 2015, there were approximately 47 Partners, and they collectively own, directly or indirectly, virtually all of the common shares of Partners Limited. No individual owns, on a look-through, proportionate basis, more than a 25% effective equity interest in Partners Limited. The Partners also collectively own, directly or indirectly,

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold beneficial or economic interests in approximately 20% of the Class A Shares on a fully diluted basis and a 20% common equity interest in Brookfield Asset Management.

To the knowledge of the directors and officers of Brookfield Asset Management, Partners Limited is the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of Brookfield Asset Management carrying more than 10% of the votes attached to any class of outstanding voting securities of Brookfield Asset Management.

(e) Brookfield	as Service Provider

BIP does not employ any of the individuals who carry out its management. The personnel that carry out these activities are employees of Brookfield, and their services are provided to BIP or for BIP’s benefit under the Master Services Agreement. BIP and BILP and their Subsidiaries have appointed Service Providers, each an Affiliate of Brookfield Asset Management, to provide or arrange for the provision by an appropriate Service Provider of certain management, administrative and advisory services, for a fee, under the Master Services Agreement. See Section 7.10 for further information on the Master Services Agreement.

(f) The	Brookfield Infrastructure Fund

Following the successful launch of Brookfield’s first private infrastructure fund in 2009, BIF was established in 2013 with committed capital of US$7 billion as Brookfield’s primary global private infrastructure vehicle. BIF is a series of Delaware limited partnerships and other vehicles controlled and managed by one or more general partners or managers, each of which is an Affiliate of Brookfield. Investors in BIF include Brookfield (through its public funds BIP and Brookfield Renewable Energy Partners L.P.) (approximately 40%) and external investors, consisting generally of recognised institutional and wholesale investors from around the world. BIP’s investment in BIF is a limited partner interest. While the general partners and managers of BIF are Affiliates of Brookfield, neither BIP nor the BIP GP controls BIF or is involved in the day to day management of BIF. Brookfield (through its public funds BIP and Brookfield Renewable Energy Partners L.P.) is the only stakeholder which holds an equity interest of more than 15% in BIF. BIF will (via interposed entities) hold an approximate 31.5% equity interest in the Acquirer.

(g) The	Co-Investors in the Acquirer

Two co-investors, the GIC Investor and bcIMC will provide equity funding to the Acquirer alongside BIP and BIF, on the terms described in Section 6.6(c) below, with each co-investor holding an approximate 11% equity interest in the Acquirer.

The companies comprising the GIC Investor are companies incorporated in Singapore. They are both indirectly wholly owned by GIC (Ventures) Pte Ltd, which is an investment holding company for investments managed by GIC Special Investments Private Limited, the private equity and infrastructure arm of GIC Private Limited (“GIC”). GIC is a global investment management company. It is a private company wholly owned by the Government of Singapore and established in 1981 under the Singapore Companies Act to manage Singapore’s foreign reserves. With a network of ten offices in key financial capitals around the world, GIC invests internationally in equities, fixed income, money-market instruments, real estate, private equity and infrastructure investments.

bcIMC is a company incorporated pursuant to an act of the government of the Province of British Columbia, Canada, the Public Sector Pension Plans Act, and its one share is held by the Minister of Finance for British Columbia. With a global portfolio of more than CAN$123.6 billion, bcIMC is one of Canada’s largest institutional investors within the capital markets. It invests on behalf of public sector clients in British Columbia. Its activities help finance the retirement benefits of more than 526,000 plan members, as well as the insurance and benefit funds that cover over 2.2 million workers in British Columbia.

5.2	Overview of Brookfield Infrastructure’s business and assets

(a) Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and tend to appreciate in value over time. Its current operations consist of utilities, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe.

BIP’s objective is to be the owner/operator of critical infrastructure assets. This is generally exercised through control of the asset or acting as the operator on behalf of Brookfield Infrastructure’s partners. Where the assets are owned by Brookfield controlled infrastructure funds, in which BIP is the largest investor, BIP will operate the asset on behalf of the other institutional partners and is granted the right to direct the votes of the relevant entities. In some instances BIP’s operations are jointly controlled in conjunction with partners with which BIP has long standing relationships. Significant influence is exercised through operating agreements and board representation.

(b) Utilities	operations

Brookfield Infrastructure’s utilities segment owns and operates both regulated assets and contracted businesses. Returns are typically determined for prescribed periods of time and are subject to customary reviews based upon established criteria. Assets have significant competitive advantage owing to regulatory frameworks and economies of scale. Stable revenues and margins are expected to increase with investment of additional capital and inflation.

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Regulated Terminal

Description	● Port facility exporting metallurgical and thermal coal mined in the central Bowen Basin region of Queensland, Australia.

Strategic Position	● Accounts for approximately 20% of global seaborne metallurgical coal exports and 7% of total global seaborne coal exports.
● Few cost efficient options to access export market for Bowen Basin’s high quality, low cost coal other than through Brookfield Infrastructure’s terminal operations.
● Operation is currently contracted through 2019 via take or pay arrangements with some of the world’s largest mining companies.

Regulatory Environment	● Receives capacity revenue as if the terminal is fully contracted through regulatory regime (supervised by the Queensland Competition Authority) based on permitted return levels.

Growth Opportunities	● Terminal capacity has expanded over the past 30 years from 15 mtpa to 85 mtpa to meet ongoing customer demand.
● Potential exists to further expand operations to facilitate any future growth in the Bowen Basin and to achieve additional share of exports within the existing port precinct and surrounding area.

Electricity Transmission

Description	● North America – 560 km of 44 kilovolt (kV) to 230 kV transmission lines in Ontario; and 600 km of 345 kV transmission lines in Texas.

●    South America – 9,600 km of transmission lines including 100% of Chile’s 500 kV transmission lines and approximately 47% of the 220 kV lines, 85% of the 154 kV lines and 10% of the 66 kV and 110 kV lines in Chile.

Strategic Position	● North America – key infrastructure components connecting/delivering power to key population centers.
● South America – backbone of high-voltage transmission system in Chile serving 98% of the country.
● Benefit from stable long-term cash flows:

– Ontario and Texas assets benefit from diverse customer bases; and

– South American revenues derived from a number of long-term transmission contracts primarily serving hydro-electric power generators with no material volume risk.

Regulatory Environment	● All operations are located in regions with stable regulatory environments:
– Ontario transmission lines are 100% regulated under a historical cost of service regime, subject to periodic review;
– Texas operations regulated based on a historical cost of services regulatory regime; and
– Chile regulated revenues determined every four years based on a 10% annuity real rate return on replacement cost plus annual payments for operational, maintenance and administrative costs.

Growth Opportunities	● Ontario – as an incumbent utility, Brookfield Infrastructure is well placed to connect new projects (driven by recent legislative changes) to the existing grid.
● Texas – expected strong economic growth and aging infrastructure to drive required expansion and upgrades of existing transmission system.
● Chile – upgrades and expansions of the electricity transmission system required to satisfy increased electricity demand from strong economic growth in the region.

Regulated Distribution

Description	● UK – the largest independent “last mile” natural gas and electricity connections provider (approximately 2 million connections).
● South America – provides power to 427,000 customers in the Boyacá province of Colombia (approximately 150 km north of Bogotá).

Strategic Position	● UK – market leader based on new gas and electricity connection sales and total installed connections among independent utilities, with cash flow underpinned by a diverse customer base.
● South America – provides power to a primarily residential customer base, with nearly 100% urban electrification and 92% rural electrification in the areas Brookfield Infrastructure services.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Regulated Distribution (continued)

Regulatory Environment

●     UK – energy retailers charged based on the tariff of the connecting distribution utility with which Brookfield Infrastructure is interconnected, adjusted annually and protected from inflation via a cap and floor.

●     South America – annuity returns based on the replacement cost of its systems plus a charge to cover operating expenses determined every 5 years. Brookfield Infrastructure’s current regulatory return is in excess of 13%.

Growth Opportunities

●     UK – organic growth driven by connections, bundled service offerings and new product lines (e.g. “fiber to home”) with further growth aided by the continual opening up of the electricity market to independent connections providers.

●     South America – strong economic growth expected from emerging industrial industries in Boyacá. Brookfield Infrastructure continues to assess vertical expansion opportunities (as permitted by license) into the generation, transmission, and retail sectors.

(c) Transport

Brookfield Infrastructure’s transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which Brookfield Infrastructure is paid an access fee. Revenues are generally stable and, in many cases, are supported by contracts or customer relationships. Approximately 80% of Brookfield Infrastructure’s transport segment’s Adjusted EBITDA is supported by contractual revenues. Brookfield Infrastructure’s transport segment is expected to benefit from increases in demand for commodities and increases in the global movement of goods.

Rail
Description	● Australian rail operations comprised of over 5,100km of track and related infrastructure in the southwest region of Western Australia (“WA”).
● Brazilian rail operations comprise below and above rail services for approximately 4,800km of track.
● Additional revenues earned from complementary services including inland terminals and ports.
Strategic Position	● Australia – only freight rail network in the southwest region of WA providing access to the region’s five government owned ports for minerals, grain and interstate intermodal traffic.

●     Brazil – operations span nine states and operate in three main corridors serving Brazil’s center North, center East and center Southeast regions, including the most important agricultural and industrial regions in the country.

Regulatory Environment

●     Australia – access regime with revenue ceilings and floors, however currently customers have either negotiated and concluded their access agreement outside the access regime for various commercial reasons or are generating revenues well below the regulated ceiling.

● Brazil – regulatory regime requires concession holders to provide third party access allowing Brookfield Infrastructure to reach destination ports in both the North and South of the country.
Growth Opportunities	● Australia – well positioned to benefit from any expansion of existing mines or the development of new mines.

●     Brazil – expectation is to deploy more than R$6 billion to upgrade and expand its operations over the next few years, allowing it to capture volume growth from increased activity in the agriculture, steel and other industrial sectors.

● Focused on improving network integration to capture growing demand for integrated transportation services.
Toll Roads
Description	● Chile – 33km of toll roads that form a key part of the transportation network of Santiago.

●     Brazil – operations comprise in excess of 3,200km of inter urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting states like São Paulo, Rio de Janeiro, Minas Gerais, Parana and Santa Catarina.

Strategic Position

●     Brookfield Infrastructure’s toll roads are critical infrastructure for the economies of Chile and Brazil, with few alternative routes available and limited ability to build new competing routes due to environmental restrictions, difficulty of expropriating urban land and physical restrictions.

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Toll Roads (continued)

Regulatory Environment	● Chile – operators are allowed to raise annual tariffs at CPI + 3.5%, with additional increases in the form of congestion premiums.

●    Brazilian concession agreements provide operators with indexed annual tariff increases while additional investments are compensated with real tariff increase or an extension of the concession period.

Growth Opportunities

●    Growth in these South American economies is likely to trigger increases in traffic volumes. Coupled with tariff increases in excess of inflation and congestion tariffs, this should drive significant future cash flow growth.

● In addition, both Brazil and Chile are seeking to expand their paved road network, presenting opportunities for Brookfield Infrastructure to invest additional capital in these attractive markets.
Ports

Description	● 30 terminals in North America, the UK and across Europe.

Strategic Position

●    Port operations are strategically located– Teesport in the UK is a large, deep water port located in a well developed industrial area in Northern England and Brookfield Infrastructure’s North American port operations are located in the ports of Los Angeles and Oakland, the first and fifth largest container port markets in North America, respectively.

●    Brookfield Infrastructure’s UK port is one of the largest operators in the country by volume and is a statutory harbor authority (‘‘SHA’’) for the Port of Tees and Hartlepool in the north of the UK. Brookfield Infrastructure’s UK port’s status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues).

Regulatory Environment	● Brookfield Infrastructure’s UK port is unregulated, but has the statutory right to set tariffs which are determined through consultancy with users of the river and are indexed to inflation.
● North American and European port operations conduct business in an unregulated environment.

Growth Opportunities	● UK – growth initiatives including increased throughput at adjacent steel facility, opportunities created by growth in renewable energy in the UK and the expansion of container handling facilities.

●    North America– significant automation project in Los Angeles that is expected to approximately double capacity and increase efficiency. Once complete, this project will make this terminal one of the most automated in North America.

● Europe – well positioned to capitalise on increasing demand for bulk and general commodities as well as cross selling opportunities with existing customers.

(d)	Energy

Brookfield Infrastructure’s energy segment is comprised of systems that provide transportation, storage and distribution services. This operating segment is comprised of businesses that are subject to light regulation, such as the natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like the district energy business. Brookfield Infrastructure’s energy segment is expected to benefit from forecasted increases in demand for energy. Revenues are typically generated under contracts with varying durations and are relatively stable.

Transmission, Distribution and Storage

Description	● One of the largest natural gas transmission and pipeline systems in the U.S. (14,800km of transmission pipelines).
● An unregulated natural gas and LPG distribution operation in the UK (Over 40,000 gas distribution customers).
● Significant natural gas storage capacity in Alberta and the continental U.S. (370 billion cubic feet of natural gas).

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Transmission, Distribution and Storage (continued)

Strategic Position

●    Largest provider of natural gas transmission and storage services to the Chicago and Northern Indiana market with significant interconnectivity with local distribution companies, industrial users and gas fired power plants.

●    Energy distribution business in the UK is the sole provider of gas distribution and retail services on the Channel Islands and the Isle of Man, with customers comprised of a number of residential and commercial end users.

●    The Canadian and Californian natural gas storage facilities represent approximately 5% and 8% of the total storage capacity in the province of Alberta and state of California respectively, while the south Texas gas storage facility has a high deliverability gas storage capacity and has a header system that interconnects across 10 interstate and intrastate pipelines.

Regulatory Environment

●    U.S. operations have a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers under a maximum rate regime, while the Californian natural gas storage facilities are also subject to California Public Utilities Commission oversight.

● Canadian natural gas storage facility is subject to operational and environmental oversight only.
● European energy distribution operations are not regulated, but are ultimately subject to government oversight.

Growth Opportunities	● Opportunities to expand Brookfield Infrastructure’s facilities’ capacity by adding incremental storage capacity through low cost capital projects.

●    Additionally, ownership of natural gas storage facilities is highly fragmented, providing consolidation opportunities especially in light of current depressed commodity prices resulting in historically low valuations.

District Energy

Description	● Delivers heating and cooling and energy to customers from centralized systems including:
– Heating plants capable of delivering 2,775,000 pounds per hour of steam heating capacity and 251,000 tons of cooling capacity (North America); and
– Centralised gas distribution and cogeneration for heating, cooling and energy and connections for distributed water and sewage services (Australia).

Strategic Position	● In most cases Brookfield Infrastructure’s district energy businesses offer the only feasible source of energy to customers who are connected to Brookfield Infrastructure’s network.

●    Business in North America provides essential heating and cooling services to commercial customers, governments, hospitals and major sporting arenas in Toronto, Houston, New Orleans, Chicago and Seattle.

●    Australian business comprises an established natural gas distribution and retail business, supplying to residential, commercial and industrial customers, as well as projects to supply natural gas and/or thermal energy, as well as distributed water and sewage services, to residential and commercial customers.

Regulatory Environment	● Business in Toronto is not subject to rate regulation but receives the rights of a utility, allowing it unrestricted access to its network of underground pipes in downtown Toronto.
● Business in Australia is currently not subject to any economic regulation, while U.S. operations are enabled by franchise agreements with the respective municipalities.

Growth Opportunities

●    Significant organic growth opportunities in Brookfield Infrastructure’s various district energy businesses, primarily through system expansions such as the recently completed project to increase steam generating capacity in New Orleans.

● Additional opportunities from increased operational efficiencies, utilization of excess capacity and consolidation opportunities.
● The district energy industry is highly fragmented, providing significant opportunities to grow through acquisition.

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(e)	Communications Infrastructure

Since completion of the TDF acquisition, the communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors. Operations generate stable, inflation-linked cash flows underpinned by long-term contracts with large, prominent customers in France.

Communication Tower Operations
Description	• 23% interest in TDF, the largest independent communication tower infrastructure business in France with 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fiber backbone.
Strategic Position	• Leading independent communication infrastructure operator in France with sites covering the entire French territory and is the preferred partner of mobile network operators given its scale.

•   Capable of covering the French population with approximately 97% coverage in one of Europe’s largest television markets and is the preferred provider for radio services in France with approximately 60% share of FM analog radio frequencies.

Regulatory Environment

•   Pricing regulated for a small proportion of television sites (currently approximately 80) which are considered to be non-replicable given significant market power (approximately 30% of television broadcast revenues).

• Access prices for replicable television sites are subject to a price floor and cap established by the regulator.
Growth Opportunities

•   Size and scope of platform positions Brookfield Infrastructure to construct and acquire additional assets to take advantage of favourable market trends: technological evolution driving further site growth; network densification; and further site rollout associated with minimum coverage requirements.

(f)	Performance targets and key measures

Brookfield Infrastructure targets a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Brookfield Infrastructure intends to generate this return from the in-place cash flow from its operations plus growth through investments in upgrades and expansions of its asset base, as well as acquisitions.

To measure performance, amongst other measures, Brookfield Infrastructure focuses on FFO. Brookfield Infrastructure defines FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool.

If Brookfield Infrastructure is successful in growing FFO per BIP Interest, BIP will be able to increase distributions to holders of BIP Interests. Furthermore, the increase in FFO per BIP Interest should result in capital appreciation. Brookfield Infrastructure also measures the growth of FFO per BIP Interest, which it believes is a proxy for Brookfield Infrastructure’s ability to increase distributions to holders of BIP Interests.

In addition, Brookfield Infrastructure uses adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

Another key performance measure for Brookfield Infrastructure is AFFO Yield which measures how effectively Brookfield Infrastructure is employing its capital. AFFO Yield is defined as AFFO divided by time weighted average invested capital.

In addition, Brookfield Infrastructure focuses on Adjusted EBITDA, which it defines as FFO excluding the impact of interest expense, cash taxes and other cash income or expenses. Like FFO, Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.

Brookfield Infrastructure also has performance measures that track the key value drivers of each of its operating platforms. See Section 5.5(f) for more details.

5.3	Overview of Brookfield Infrastructure’s performance

(a)	BIP’s distribution policy and recent distribution history

BIP’s objective is to pay a distribution to holders of BIP Interests that is sustainable on a long-term basis while retaining sufficient liquidity within its operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. BIP currently believes that a payout of 60% to 70% of its FFO is appropriate. Distribution payout is reviewed with the BIP GP Directors in the first quarter of each year. In February 2015 the BIP GP Directors approved a 10% increase in BIP’s quarterly distribution to USD 53 cents per BIP Interest, which started with the distribution paid in March 2015. This increase reflects the forecasted contribution from its recently commissioned capital projects, as well as the expected cash yield on acquisitions that it closed in the past year. Since inception, BIP has increased its quarterly distribution from USD 26.5 cents per BIP Interest to USD 53 cents per BIP Interest, a compound annual growth rate of 13%. BIP targets 5% to 9% annual distribution growth in light of the per BIP Interest FFO growth it foresees in its operations.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Below is a breakdown of BIP’s distribution history since inception, in USD:

US$ per BIP Interest, unaudited	2008		2009	2010	2011	2012	2013	2014	2015F

Annual Distribution	$0.88	*	$1.06	$1.10	$1.32	$1.50	$1.72	$1.92	$2.12

Growth	–		–	4%	20%	14%	15%	12%	10%

*	2008 distribution was pro rated from spin-off.

Other BIP securities

Holders of the Series 1 Preferred Units issued by BIP will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending 30 June 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5 year Government of Canada bond yield plus 3.56%.

Distributions to holders of Series 1 Preferred Units in accordance with their terms rank higher in priority than distributions to holders of BIP Interests, with each holder of BIP Interests or Preferred Units receiving a pro rata share of distributions made to all holders of BIP Interests or Preferred Units, as applicable, in accordance with the proportion of all BIP Interests or Preferred Units held by that holder of BIP Interests.

5.4	Directors and management of BIP and Acquirer

(a) BIP	GP Directors and management of BIP

The Limited Partnership Agreement provides for the management and control of BIP by BIP GP, rather than a board of directors. BIP GP has a board of directors but does not have any executive officers. Information on the current BIP GP Directors is set out below.

BIP GP Directors

Derek Pannell (Chairman) – Derek has served as a director of BIP GP since 15 June 2007. Until April 2010, he was a Managing Partner of Brookfield Asset Management and prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 42 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek was a board member of Teck Resources Inc. until 1 April 2010 and African Barrick Gold until April 2013 and currently serves on the board of Agrium Inc. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.

Jeffrey Blidner – Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Jeffrey is also a director of a number of Brookfield companies in Europe and Canada. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

John Fees – John joined as a director of BIP GP on 22 April 2013. He is the Chairman of The Babcock & Wilcox Company, having assumed this role after completing the spin-off of The Babcock & Wilcox Company to McDermott International shareholders. John is a 30 year veteran of McDermott International, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh.

David Hamill – David has served as a director of BIP GP since 31 December, 2010. David is a professional director and brings significant management and strategic expertise to Brookfield Infrastructure. He was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. David retired from the Queensland Parliament in February 2001. David holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.

Arthur Jacobson, Jr. – Arthur has served as a director of BIP GP since 27 November 2007. He is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was a partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the NYSE for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.

Don Mackenzie – Don joined as a director of BIP GP on 22 April, 2013. He is the Chairman and Owner of New Venture Holdings, a well-established privately owned holding company with operating company and real estate investments in Bermuda and Canada. Prior to moving to Bermuda in 1990, Don worked in the software and sales sector. He acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Don has a Bachelor of Commerce from Queens University and an MBA from Schulich School of Business of York University.

Rafael Miranda Robredo – Rafael joined as a director of BIP GP on 22 April 2013. He is the Chairman of Acerinox S.A., Hispania Activos Inmobiliarios S.A. and the Endesa Foundation, Honorary Chairman of Eurelectric, the European Electricity Association, Chairman of the Social Council of Burgos University and, until April 2013, a board member of Enersis, the company which manages all of Endesa’s investments in Latin America. He joined Endesa, Spain’s largest electric company in 1987 as managing director, and served as the company’s CEO from 1997 to 2009, leading the business through a period of government deregulation of the electricity sector. Rafael has a Bachelor of Industrial Engineering from Comillas University, and a Master’s degree in Management Science from the Industrial Organization E.O.I.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Anne Schaumburg – Anne has served as a director of BIP GP since 3 November 2008. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was with the Global Energy Group of Credit Suisse First Boston, where she last served as Managing Director. From 1979 to 1984, she was with the Utilities Group at Dean Witter Financial Services Group, where she last served as Managing Director. From 1971 to 1978, Anne was at First Boston Corporation in the Public Utilities Group. Anne is a graduate of the City University of New York.

Danesh Varma – Danesh has served as a director of BIP GP since 15 June 2007. He is the Chief Financial Officer of Anglesey Mining PLC, Minco plc., Xterra Inc. and Conquest Resources Limited. He joined Minco plc and Conquest Resources Limited in 2006, Xterra Inc. in 2008 and Anglesey Mining PLC in 2014. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Accountant.

Management of BIP

The BIP GP does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s Affiliates are drawn upon to fulfil the Service Provider’s obligations to provide BIP with management services under the Master Services Agreement. Brookfield currently has approximately 28,000 operating employees and over 600 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for BIP’s operations and their positions with the Service Provider as of the date of this Scheme Booklet:

Name	Age	Years of experience in relevant industry or role	Years at Brookfield	Current position with Service Provider

Jeffrey Blidner	67	38	13	Chair

Sam Pollock	48	25	20	Chief Executive Officer

Bahir Manios	36	13	10	Chief Financial Officer

Information on Sam Pollock and Bahir Manios is set out below. Information on Jeffrey Blidner is set out earlier in this Section.

Sam Pollock – Sam is a Senior Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Service Provider. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as Brookfield Asset Management’s Chief Investment Officer. Sam is a Professional Accountant and holds a business degree from Queen’s University.

Bahir Manios – Bahir is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Service Provider. In his capacity as Chief Financial Officer of the Service Provider, Bahir is responsible for the Infrastructure Group’s financial reporting, risk management, investor relations, taxation, corporate finance and overall funding activities of the organization. Bahir began his career at one of the big four accounting firms where he worked in the assurance and business advisory practice, and joined Brookfield in 2004. A graduate of the school of business and economics at Wilfrid Laurier University in 2001, Bahir is a member of the Chartered Professional Accountants of Canada.

See Sections 7.5, 7.6, 7.10 and 7.11 for further information in relation to BIP’s relationship with Brookfield and 8.1(c), 8.1(j) to (q) and 8.1(s) in relation to the risks relating to BIP’s relationship with Brookfield.

(b)	Acquirer Directors

Stewart Upson – Stewart is a Managing Partner for Brookfield Infrastructure. He joined Brookfield in March 2010 and is the Chief Investment Officer for Brookfield in Australia, responsible for sourcing and executing investment opportunities in Australasia. Prior to Brookfield Stewart held the role of General Manager Business Development of Prime Infrastructure from December 2008. In this role he had responsibility for corporate transactions and strategic planning processes, including new revenue generation initiatives for assets within Prime’s portfolio. Stewart was previously employed in the infrastructure origination group at Babcock & Brown and prior to that was Prime’s Group Treasurer, joining Prime from Powerco in 2005 where he was Treasurer. Stewart is a CFA charterholder and holds a bachelor of commerce with honours from Auckland University.

Jeffrey Kendrew – Jeff is a Managing Partner for Brookfield’s Infrastructure business and Chief Development Officer focused on the growth of Brookfield’s infrastructure business in Australia and New Zealand. He served as Prime Infrastructure’s CEO from 2007 prior to its merger with BIP. Prior to joining Prime Infrastructure, he was General Manager of Corporate Development at Powerco, a New Zealand based utility. Jeff holds a Bachelor of Engineering (Electrical) from the University of Canterbury New Zealand, and MBA (Technology Management) from Deakin University. He is a member of the Australian Institute of Company Directors.

William Powell – Bill is a Senior Managing Partner of Brookfield and is CEO of Brookfield Australia. Bill is also the manager of Brookfield’s global Financial Risk Management activities. Previously, Bill was a partner in Brookfield’s real estate mezzanine debt fund. Prior to joining Brookfield, Bill held various senior management positions within the real estate capital markets groups at several investment management firms. Bill received his B.S. in Accounting from the University of Richmond in 1981 and his M.B.A. from the Darden School of the University of Virginia in 1990.

Russell Proutt – Russell is a Managing Partner of Brookfield and is the Chief Financial Officer of Brookfield Australia Pty Ltd. Russell has responsibility for the capital management for Brookfield’s investments in the region including permanent and transitional capital relating to the existing portfolio and investments including M&A. Russell joined Brookfield in 2006 and has held various senior positions in the organization and moved to Australia in 2008. Prior to joining Brookfield, Russell was a Director with Credit Suisse’s investment banking division. Russell is a member of the Canadian Institute of Chartered Professional Accountants, the Canadian Institute of Chartered Business Valuators and holds a business degree from the University of Manitoba.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

5.5	Historical financial information

(a)	Introduction

This Section 5.5 contains the following financial information of Brookfield Infrastructure as approved by the BIP GP Directors.

Historical financial information comprising:

●	the consolidated statement of operating results for the year ended 31 December 2013, 31 December 2014 and the half year ended 30 June 2015; and

●	the consolidated statement of financial position at 31 December 2013, 31 December 2014 and 30 June 2015,

(collectively, the BIP Financial Information).

(b)	Basis of preparation

The BIP Financial Information is presented in order to provide Scheme Shareholders and BIP Securityholders with the historical performance of BIP for the year ended 31 December 2013, 31 December 2014 and the half year ended 30 June 2015.

The financial statements of BIP for the year ended 31 December 2013, 31 December 2014 and the interim condensed financial statements for the quarters ended 31 March 2015 and 30 June 2015 form the basis of the financial information presented in this Scheme Booklet.

The material asset of BIP is its approximate 70.6% equity interest in BILP.

(c)	Sources of information

The BIP Financial Information has been extracted from the audited financial statements of BIP for the year ended 31 December 2013, 31 December 2014 and the unaudited interim condensed and consolidated financial statements for the half year ended 30 June 2015. The financial statements of BIP for the aforementioned periods were prepared in accordance with IFRS, which are the accounting standards under which BIP reports.

(d)	Accounting estimates

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing BIP’s consolidated financial statements are disclosed in Note 3 of the financial statements of BIP for the year ended 31 December 2014.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

(e) BIP historical financial information

The following tables set out the historical statements of BIP for the year ended 31 December 2013, 31 December 2014 and the half year ended 30 June 2015. The consolidated statement of operating results and consolidated statement of financial position have been prepared based on the historical information. The statements exclude any pro forma adjustments arising from the implementation of the Scheme. These adjustments are provided in Section 6.8 of this Scheme Booklet.

	For the	For the	For the six
	year ended	year ended	months ended
	31 December 2013	31 December 2014	30 June 2015
BIP Statement of Operating Results	USD (m)	USD (m)	USD (m)

Revenues	1,826	1,924	932

Direct operating costs	(823)	(846)	(400)

General and administrative expenses	(110)	(115)	(69)

Depreciation and amortization expense	(329)	(380)	(196)
	564	583	267

Interest expense	(362)	(362)	(183)

Share of earnings from investments in associates	56	58	37

Mark-to-market on hedging items	19	38	58

Gain on sale of associates	53	–	–

Other (expenses) income	(35)	(1)	9
Income before income tax	295	316	188

Income tax (expense) recovery

Current	(3)	(30)	(13)

Deferred	1	(49)	(1)

Net income from continuing operations	293	237	174

(Loss) income from discontinued operations, net of income tax	(228)	(8)	–

Net income	65	229	174

Attributable to:

Limited partners	(63)	101	85

General partner	31	44	32

Non-controlling interest attributable to:

Redeemable Partnership Units held by Brookfield	(26)	39	33

Interests of others in operating subsidiaries	123	45	23

Preferred unitholders	—	—	1

Basic and diluted earnings (loss) per unit attributable to:

Limited partners	(0.43)	0.67	0.55

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

BIP Statement of Financial Position	As of 31 December 2013 USD (m)	As of 31 December 2014 USD (m)	As of 30 June 2015 USD (m)
Assets

Cash and cash equivalents	538	189	652

Financial assets	362	484	427

Accounts receivable and other	346	299	350

Inventory	22	21	18

Assets classified as held for sale	–	567	568
Current assets	1,268	1,560	2,015

Property, plant and equipment	7,763	8,084	7,882

Intangible assets	4,006	3,575	3,401

Investments in associates	2,039	2,412	2,716

Investment properties	164	162	163

Goodwill	48	84	82

Financial assets	178	430	521

Other assets	92	89	78

Deferred income tax asset	124	99	94
Total assets	15,682	16,495	16,952

Liabilities and Partnership Capital

Liabilities

Accounts payable and other	491	532	534

Non-recourse borrowings	71	41	320

Financial liabilities	36	49	200

Liabilities directly associated with assets classified as held for sale	–	199	195
Current liabilities	598	821	1,249

Corporate borrowings	377	588	683

Non-recourse borrowings	5,719	6,180	5,695

Financial liabilities	511	554	457

Other liabilities	557	569	543

Deferred income tax liability	1,295	1,441	1,394

Preferred shares	20	20	20
Total liabilities	9,077	10,173	10,041

Partnership capital

Limited partners	3,751	3,533	3,864

Non-controlling interest attributable to:

Redeemable Partnership Units held by Brookfield	1,408	1,321	1,519

Interest of others in operating subsidiaries	1,419	1,444	1,410

General partner	27	24	22

Preferred unitholders	–	–	96
Total partnership capital	6,605	6,322	6,911
Total liabilities and partnership capital	15,682	16,495	16,952

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

(f) Management	discussion and analysis

Selected Statement of Operating Results and Financial Position Information

To measure performance, BIP focused on FFO and AFFO, among other measures. BIP also focused on Adjusted EBITDA and net income, taking into account items that BIP considers unusual or otherwise not reflective of the ongoing profitability of its operations. BIP defines FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. BIP defines AFFO as FFO less maintenance capex. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of the business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by, IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers and FFO and AFFO have limitations as analytical tools.

	For the six-month
	period ended June 30
US$ millions, except per unit information	2015	2014
Funds from operations (FFO)	$394	$366

Per unit FFO(1)	1.80	1.74

Distributions per unit	1.06	0.96

Payout ratio(2)	68%	61%

Adjusted funds from operations (AFFO)(3)	337	312

AFFO yield	13%	13%

1.	Average units outstanding during the six month period of 219.2 million (2014: 210.1 million).

2.	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions and preferred units) divided by FFO.

3.	AFFO is defined as FFO less maintenance capital expenditures.

For the six months ended 30 June 2015, FFO totalling US$394 million (US$1.80 per BIP Interest) increased from the prior year reflecting deployment of capital in organic growth initiatives and the contribution from new investments, partially offset by a strengthening U.S. dollar. The payout ratio at period end was 68%, which is within BIP’s 60-70% long-term range, and generated AFFO yield of 13% during the period, consistent with the prior year.

The following tables present selected statements of operating results and financial position information by operating platform on a proportionate basis:

	For the six-month
	period ended June 30
US$ millions	2015	2014
Statements of Operating Results	$	$
Net income (loss) by segment

Utilities	80	72

Transport	70	50

Energy	19	10

Communications Infrastructure	5	–

Corporate and other	(24)	(87)
Net income	150	45

Adjusted EBITDA by segment

Utilities	258	256

Transport	282	292

Energy	86	77

Communications Infrastructure	22	–

Corporate and other	(69)	(56)
Adjusted EBITDA	579	569

FFO by segment

Utilities	188	181

Transport	200	189

Energy	51	42

Communications Infrastructure	20	–

Corporate and other	(65)	(46)
FFO	394	366

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

	As of
US$ millions	June 30, 2015	December 31, 2014
Statements of Financial Position	$	$
Total assets by segment

Utilities	4,653	4,805

Transport	4,593	4,970

Energy	1,851	1,816

Communications Infrastructure	845	–

Corporate and other	(227)	(56)
Total assets	11,715	11,535

Net debt by segment

Utilities	2,779	2,843

Transport	2,191	2,513

Energy	1,028	1,030

Communications Infrastructure	429	–

Corporate and other	(117)	271

Net Debt	6,310	6,657
Partnership capital by segment

Utilities	1,874	1,962

Transport	2,402	2,457

Energy	823	786

Communications Infrastructure	416	–

Corporate and other	(110)	(327)
Partnership capital	5,405	4,878

	For the six-month
	period ended June 30
	2015	2014
US$ millions, except per unit information	$	$
Summary Statements of Operating Results

Revenues	932	968

Direct operating expenses	(400)	(427)

General and administrative expenses	(69)	(56)

Depreciation and amortization expense	(196)	(185)

Interest expense	(183)	(177)

Mark-to-market on hedging items	58	(38)

Earnings from investments in associates	37	18

Net income	174	86

Income from continuing operations	174	91

Loss from discontinued operations	–	(5)

Net income attributable to the partnership(1)	150	45

Net income per limited partnership unit	0.55	0.11

Review of Consolidated Financial Results

This section reviews BIP’s financial position as at 30 June 2015 and 31 December 2014 and consolidated performance for the six month periods ended 30 June 2015 and 2014.

For the six months ended 30 June 2015, Brookfield Infrastructure reported net income of US$174 million, of which US$150 million is attributable to BIP, compared to net income of US$86 million and net income attributable to BIP of US$45 million in the prior year.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Revenues totalled US$932 million in the first six months of 2015, representing a year-over-year decrease of US$36 million or 4%. Revenue from acquisitions completed over the past 12 months at Brookfield Infrastructure’s U.S. district energy and gas storage businesses contributed US$41 million.

BIP benefitted from organic growth initiatives in BIP’s utilities and energy segments which contributed incremental revenue of US$20 million and US$12 million, respectively. Transport operations also contributed an additional US$12 million primarily due to rate and tariff increases across the platform as well as increased volume in BIP’s Australian rail and UK port operations. These increases were more than offset by the US$121 million impact of foreign exchange.

Direct operating expenses totalled US$400 million for the first six months of 2015, which represented a decrease of US$27 million, or 6%, compared to the same period in 2014. This was driven by incremental costs of US$28 million attributable to the district energy and gas storage businesses acquired over the past 12 months, an additional US$19 million of costs as a result of the aforementioned organic growth initiatives in Brookfield Infrastructure’s utilities and energy segments and higher volumes at BIP’s transport operations. These items were more than offset by the US$74 million impact of foreign exchange.

General and administrative expenses totalled US$69 million for the six months ended 30 June 2015, an increase of US$13 million from the comparative period. This line item is primarily comprised of the annual Base Management Fee that is paid to Brookfield, which is equal to 1.25% of BIP’s market value (the value of all BIP Interests and Preferred Units, assuming conversion of all Redeemable Partnership Units held by Brookfield into BIP Interests, plus all securities of other Service Recipients that are not held by Brookfield Infrastructure and recourse debt, net of cash). It also includes certain public company expenditures relating to the ongoing operations of BIP. The Base Management Fee increased from prior year due to a larger market capitalization driven by a higher BIP Interest trading price, the issuance of medium term notes and Series 1 Preferred Units in March 2015 and BIP Interests in April 2015.

Depreciation and amortization expense totalled US$196 million in the first six months of 2015, an increase of US$11 million versus the second quarter of 2014. The increase was primarily due to higher property, plant and equipment values as a result of BIP’s annual revaluation process, acquisitions and capital deployed over the past 12 months, partially offset by depreciation of the foreign currencies in which BIP operates against the US dollar.

Mark-to-market on hedging items was a gain of US$58 million for the six months ended 30 June 2015 versus a US$38 million loss in the prior year. The current period consists primarily of derivative gains of US$55 million related to Brookfield Infrastructure’s foreign currency risk management program at the corporate level, whereas the comparative period mostly relates to US$42 million of losses on these items.

Earnings from investments in associates were US$37 million for the six months ended 30 June 2015, representing an increase of US$19 million from the US$18 million earned in the first six months of 2014. This increase was driven by US$19 million and US$5 million of contributions from Brookfield Infrastructure’s Brazilian rail business and European telecommunications infrastructure operations, respectively, which Brookfield Infrastructure acquired over the past 12 months.

	As of
US$ millions	June 30, 2015	December 31, 2014
Summary Statements of Financial Position Key Metrics	$	$
Cash and cash equivalents	652	189

Other current assets	1,363	1,371

Total assets	16,952	16,495

Current liabilities	929	780

Corporate borrowings	683	588

Non-recourse borrowings	6,015	6,221

Other long-term liabilities	2,414	2,584

Preferred unitholders	96	–

Limited partner’s capital	3,864	3,533

Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,519	1,321

Non-controlling interest – in operating subsidiaries	1,410	1,444

General partner’s capital	22	24

As of 30 June 2015, BIP had US$16,952 million in assets, compared to US$16,495 million at the end of 2014. The US$457 million increase is primarily due to funds raised from the recent US$950 million equity offering, net of US$246 million utilized to repay Brookfield Infrastructure’s corporate credit facility balance, which was drawn to fund new investments in the prior year, and foreign exchange translation losses of US$247 million from the strengthening of the U.S. dollar versus most of the foreign currencies in which it operates.

Corporate borrowings increased to US$683 million at 30 June 2015, compared to US$588 million at 31 December 2014. The increase of US$95 million is attributable to US$360 million of proceeds from the issuance of medium terms notes in March 2015 partially offset by the repayment of US$246 million drawn on BIP’s corporate credit facility at year end utilizing proceeds from the April 2015 equity offering and a US$19 million decline in BIP’s Canadian dollar denominated corporate debt, as the Canadian dollar depreciated against the U.S. dollar during the six months ended 30 June 2015.

Non-recourse borrowings decreased by US$206 million to US$6,015 million at 30 June 2015 from US$6,221 million at 31 December 2014, primarily due to depreciation of the Australian dollar, Chilean peso and Canadian dollar denominated debt balances as these currencies depreciated against the U.S. dollar during the first six months of 2015.

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

Partnership capital increased by US$527 million to US$5,405 million at 30 June 2015 from US$4,878 million at 31 December 2014. The increase was mainly driven by the US$950 million of BIP Interests and Redeemable Partnership Units issued in April 2015, net of US$24 million of associated fees. The balance was also impacted by net income attributable to BIP of US$150 million for the first six months of 2015 partially offset by the US$266 million of distributions paid to Brookfield Infrastructure unitholders and US$285 million of foreign currency translation losses during the six months ended 30 June 2015.

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

	2015		2014				2013
US$ millions, except per unit amounts	Q2-	Q1-	Q4-	Q3-	Q2-	Q1-	Q4-	Q3-
Three months ended	30 Jun	31 Mar	31 Dec	30 Sept	30 Jun	31 Marc	31 Dec	30 Sept
Revenues	466	466	465	491	488	480	470	431

Direct operating costs	(197)	(203)	(203)	(216)	(215)	(212)	(212)	(187)

Earnings from investment in associates	20	17	10	30	5	13	–	21

Expenses

Interest	(93)	(90)	(95)	(90)	(90)	(87)	(98)	(87)

Corporate costs	(35)	(34)	(31)	(28)	(29)	(27)	(28)	(28)

Valuation items

Fair value changes and other	(31)	98	17	34	5	(19)	55	(33)

Depreciation and amortization	(101)	(95)	(98)	(97)	(94)	(91)	(79)	(81)

Income tax (expense) recovery	(3)	(11)	(1)	(42)	(24)	(12)	(12)	33

Net income from continuing operations	26	148	64	82	46	45	96	69

Loss from discontinued operations, net of tax	–	–	(1)	(2)	(4)	(1)	(272)	(12)

Net income (loss)	26	148	63	80	42	44	(176)	57

Net income (loss) attributable to others	25	64	(4)	36	41	29	(32)	39

Net income (loss) attributable to limited partners	1	84	67	44	1	15	(144)	18

Net income per limited partnership unit	0.01	0.56	0.28	0.29	0.01	0.10	(0.96)	0.12
A significant driver of Brookfield Infrastructure’s results continues to be organic growth driven by inflation, volume growth and reinvested capital, in addition to new investments, which add to the ongoing earnings profile of BIP’s current businesses. After factoring the impact of foreign exchange these items contributed to consistent increases in revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned items, net income is impacted by fair value adjustments and other income and expenses. Brookfield Infrastructure does not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of the business from a geographic and a segment perspective.

Segmented Disclosures

This section provides a review of the results of BIP’s principal operating segments: utilities, transport, energy and communications infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby BIP either controls or exercises significant influence over its investments.

Utilities

Brookfield Infrastructure’s utilities segment is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with contracts designed to generate a return on capital over the life of the contract. In all cases, Brookfield Infrastructure owns and operates assets that earn a return on a regulated or notionally stipulated asset base, which Brookfield Infrastructure refers to as its rate base. Brookfield Infrastructure’s rate base increases in accordance with capital that it invests to upgrade and expand its systems. Depending on the jurisdiction, its rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that it earns is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity it has within its utilities segment, Brookfield Infrastructure mitigates exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of its utilities businesses, Brookfield Infrastructure often has significant competitive advantages in competing for projects to expand its rate base. Accordingly, Brookfield Infrastructure expects this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Nearly all of Brookfield Infrastructure’s utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

Brookfield Infrastructure’s objectives for its utilities segment are to invest capital in the expansion of its rate base and to provide safe and reliable service for its customers on a cost efficient basis. If it does so, it will be in a position to earn an appropriate return on its rate base. Its performance can be measured by the growth in its rate base, the return on rate base, as well as its AFFO.

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

Brookfield Infrastructure’s utilities segment is comprised of the following:

●	Regulated Terminal: one of the world’s largest coal export terminals in Queensland, Australia, with 85 mtpa of capacity;

●	Electricity Transmission: approximately 10,800 kilometres of transmission lines in North and South America; and

●	Regulated Distribution: approximately 2.4 million electricity and natural gas connections.

Results of Operations

The following table presents BIP’s proportionate share of rate base and selected key metrics:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$
Rate base, start of period	4,118	4,242

Capital expenditures commissioned	110	103

Inflation and other indexation	45	46

Regulatory depreciation	(28)	(30)

Foreign exchange and other	(130)	50

Rate base, end of period	4,115	4,411

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$
Funds from operations (FFO)	188	181

Maintenance capital	(4)	(5)

Adjusted funds from operations (AFFO)	184	176

Return on rate base[1,2]	11%	10%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connections revenues at our UK regulated distribution operation.

For the six months ended 30 June 2015, the utilities platform produced FFO of US$188 million, compared with US$181 million for the same period in the prior year, as results benefitted from higher connections activity at BIP’s UK regulated distribution business, inflation indexation and additions to rate base, partially offset by the impact of foreign exchange. The following table presents BIP’s utilities platform’s proportionate share of financial results:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$
Revenue	340	363

Cost attributable to revenues	(82)	(107)
Adjusted EBITDA	258	256

Interest expense	(72)	(79)

Other income	2	4
Funds from operations (FFO)	188	181

Depreciation and amortization	(77)	(79)

Deferred taxes and other items	(31)	(30)

Net income	80	72

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

The following table presents the proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA		FFO
	For the six-month		For the six-month
	period ended June 30		period ended June 30
	2015	2014	2015	2014
US$ millions	$	$	$	$
Regulated Distribution	106	98	84	76

Regulated Terminal	80	84	46	46

Electricity Transmission	72	74	58	59

Total	258	256	188	181

BIP’s regulated distribution operation generated Adjusted EBITDA and FFO of US$106 million and US$84 million, respectively, for the current six month period, versus US$98 million and US$76 million, respectively, in the comparative period. This increase was primarily due to stronger performance at BIP’s UK regulated distribution business that benefitted from a larger rate base, inflation indexation and higher connections activity.

BIP’s regulated terminal operation reported Adjusted EBITDA and FFO of US$80 million and US$46 million, respectively, for the current six month period, versus US$84 million and US$46 million, respectively, in the comparative period. Adjusted EBITDA decreased while FFO remained consistent with the prior year as inflation indexation and the benefit of additions to rate base were offset by the impact of foreign exchange as the hedged rate declined compared to the prior year.

BIP’s electricity transmission operations reported Adjusted EBITDA and FFO of US$72 million and US$58 million, respectively, for the six month period, versus US$74 million and US$59 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased compared to the prior year as inflation indexation and additions to rate base were offset by the impact of foreign exchange.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on the Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased by US$2 million to US$77 million for the six months ended 30 June 2015, driven by a US$5 million decline attributable to the impact of foreign exchange partially offset by US$3 million of additional depreciation as a result of a higher asset base following BIP’s annual revaluation of property, plant and equipment and additions to rate base over the past 12 months. Deferred taxes and other items for the period were a loss of US$31 million compared to a loss of US$30 million for the same period in 2014, as current period results included US$3 million of incremental mark-to-market losses on derivative contract positions at BIP’s UK regulated distribution business partially offset by the US$4 million impact of foreign exchange.

Transport

Brookfield Infrastructure’s transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which it is paid access fees. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as its rail and toll road operations, as well as unregulated businesses, such as ports. Transport businesses have greater sensitivity to market prices and volume than Brookfield Infrastructure’s utilities segment, but revenues are generally stable and, in many cases, are supported by contracts or customer relationships. Brookfield Infrastructure’s transport segment is expected to benefit from increases in demand for commodities and increases in the global movement of goods. Furthermore, the diversification within Brookfield Infrastructure’s transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of Adjusted EBITDA for the transport segment is supported by contractual revenues.

Brookfield Infrastructure’s objectives for its transport segment are to provide safe and reliable service to its customers and to satisfy their growth requirements by increasing the utilization of its assets and expanding its capacity in a capital efficient manner. If Brookfield Infrastructure does so, it will be able to charge an appropriate price for its services and it will be able to earn an attractive return on the capital that it has deployed as well as the capital that it will invest to increase the capacity of its operations. Brookfield Infrastructure’s performance in this segment can be measured by its revenue growth and its Adjusted EBITDA margin.

Brookfield Infrastructure’s transport segment is comprised of the following:

●	Rail: sole provider of rail networks in Southwestern Western Australia with 5,100 kilometres of track and operator of approximately 4,800 kilometres of rail in Brazil;

●	Toll Roads: approximately 3,300 kilometres of motorways in Brazil and Chile; and

●	Ports: 30 terminals in North America, the UK and across Europe.

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

Results of Operations

The following table presents the proportionate share of key metrics of BIP’s transport platform:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$

Growth capital expenditures	134	147

Adjusted EBITDA margin(1)	48%	49%

Funds from operations (FFO)	200	189

Maintenance capital	(35)	(36)

Adjusted funds from operations (AFFO)	165	153

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

In the transport platform, BIP generated FFO of US$200 million in the first six months of 2015 compared to US$189 million in the same period of 2014. The increase in FFO was primarily driven by the investment in BIP’s South American rail operation in the third quarter of 2014, higher volumes and rates at the Australian rail operation, the benefit of inflationary tariff increases at the South American toll roads and volume growth at the North American container terminal, which were partially offset by the impact of foreign exchange.

The following table presents the transport platform’s proportionate share of financial results:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$
Revenue	585	595

Cost attributable to revenues	(303)	(303)

Adjusted EBITDA	282	292

Interest expense	(75)	(87)

Other expenses	(7)	(16)

Funds from operations (FFO)	200	189

Depreciation and amortization	(110)	(120)

Deferred taxes and other items	(20)	(19)

Net income	70	50

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA		FFO
	For the six-month		For the six-month
	period ended June 30		period ended June 30
	2015	2014	2015	2014
US$ millions	$	$	$	$
Rail	148	132	115	96

Toll Roads	91	120	56	67

Ports	43	40	29	26

Total	282	292	200	189

For the six months ended 30 June 2015, BIP’s rail operations reported Adjusted EBITDA and FFO of US$148 million and US$115 million, respectively, versus US$132 million and US$96 million, respectively, in the prior year. Adjusted EBITDA and FFO increased versus prior year due to contribution from the South American rail acquisition completed in the third quarter of 2014 and volume growth and improved margins at the Australian operation, partially offset by the impact of foreign exchange.

For the six months ended 30 June 2015, BIP’s toll roads contributed Adjusted EBITDA and FFO of US$91 million and US$56 million, respectively, compared to Adjusted EBITDA and FFO of US$120 million and US$67 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus prior year as regulatory tariff increases were more than offset by the impact of foreign exchange. In local currency, toll road Adjusted EBITDA was 5% higher than prior year.

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

For the six months ended 30 June 2015, BIP’s port operations reported Adjusted EBITDA and FFO of US$43 million and US$29 million, respectively, compared to Adjusted EBITDA and FFO of US$40 million and US$26 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from prior year as BIP benefitted from the automation project at the North American container terminal and the No. 1 quay expansion at the UK port operations.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on the Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased to US$110 million for the period ended 30 June 2015, down from US$120 million for the same period in 2014. The US$10 million decrease versus prior year is primarily driven by the depreciation of the foreign currencies in which BIP operates versus the prior year, which led to a US$22 million decline, partially offset by US$7 million of additional depreciation from the Brazilian rail operation and North American container port, acquired in August 2014 and March 2014 respectively, US$3 million of additional depreciation at the Brazilian toll roads mainly driven by growth capex deployed in the business over the past 12 months, as well as US$3 million of additional depreciation due to the annual revaluation of property, plant and equipment. Deferred taxes and other items for the period were a loss of US$20 million compared to a loss of US$19 million for the same period in 2014, primarily due to losses incurred at the Australian rail operation in the prior period related to ineffective hedges as a result of a refinancing completed in that period.

Energy

Brookfield Infrastructure’s energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to light regulation, such as Brookfield Infrastructure’s natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like its district energy business. Brookfield Infrastructure’s energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than the utilities segment, revenues are typically generated under contracts with varying durations and are relatively stable.

Brookfield Infrastructure’s objectives for its energy segment are to provide safe and reliable service to its customers and to satisfy their growth requirements by increasing the utilization of Brookfield Infrastructure’s assets and expanding its capacity in a capital efficient manner. If Brookfield Infrastructure does so, it will be able to charge an appropriate price for its services and earn an attractive return on the capital that it has deployed as well as the capital that it will invest to increase the capacity of its operations. Brookfield Infrastructure’s performance can be measured by its revenue growth, Adjusted EBITDA margin and its AFFO.

Brookfield Infrastructure’s energy segment is comprised of the following:

●	Transmission, Distribution and Storage Operations:

–	14,800 kilometres of transmission pipelines;

–	Over 40,000 gas distribution customers in the UK; and

–	370 billion cubic feet of natural gas storage in the U.S. and Canada.

●	District Energy Operations:

–	Heating plants capable of delivering over 2,825,000 pounds per hour of steam heating capacity and 251,000 tons of cooling capacity in North America; and

–	Heating, cooling and distributed water and sewage services in Australia.

Results of Operations

The following table presents the proportionate share of the key metrics of BIP’s energy platform:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$

Growth capital expenditures	13	22

Adjusted EBITDA margin(1)	48%	47%

Funds from operations (FFO)	51	42

Maintenance capital	(16)	(13)

Adjusted funds from operations (AFFO)	35	29

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

BIP’s energy platform generated FFO of US$51 million in the first six months of 2015 compared to US$42 million in the same period of 2014. The increase was attributable to organic growth initiatives and new investments made over the last 12 months in the district energy business and higher transportation volumes at the North American natural gas transmission business.

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

The following table presents BIP’s energy platform’s proportionate share of financial results:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$
Revenue	178	163

Cost attributable to revenues	(92)	(86)

Adjusted EBITDA	86	77

Interest expense	(36)	(35)

Other income	1	–

Funds from operations (FFO)	51	42

Depreciation and amortization	(22)	(34)

Deferred taxes and other items	(10)	2

Net income	19	10

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA		FFO
	For the six-month		For the six-month
	period ended June 30		period ended June 30
	2015	2014	2015	2014
US$ millions	$	$	$	$
Energy Transmission, Distribution and Storage	65	66	33	33

District Energy	21	11	18	9

Total	86	77	51	42

For the six months ended 30 June 2015, the energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of US$65 million and US$33 million, respectively, versus US$66 million and US$33 million respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus prior year as results were impacted by milder weather in the Chicago market in the first three months of the year, which lowered transportation volumes at Brookfield Infrastructure’s North American energy transmission business.

BIP’s district energy business contributed Adjusted EBITDA and FFO of US$21 million and US$18 million, respectively, for the first six months of 2015, versus US$11 million and US$9 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from the prior year primarily as a result of contribution from new systems that came on-line in the third quarter of 2014 and organic capital investments made to increase the number of in-place connections. Prior period balances have been reclassified to include Australian district energy businesses which were formerly presented as part of the energy distribution platform.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items. Depreciation and amortization was US$22 million for the period ended 30 June 2015, down from US$34 million for the same period in 2014. The decline is primarily due to a US$20 million decrease in depreciation at the North American natural gas transmission business, which since classification as an asset held for sale on 31 December 2014 has not been depreciated. This decline was partially offset by US$8 million of additional depreciation as a result of acquisitions completed over the past 12 months in the district energy and gas storage businesses. Deferred taxes and other expenses for the period ended 30 June 2015 were a loss of US$10 million compared to income of US$2 million in the same period in 2014. The US$12 million variance is primarily due to a recovery of deferred taxes which benefitted results in the prior year at the North American gas transmission business.

Communications Infrastructure

Brookfield Infrastructure’s communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors in France. These services and access to infrastructure are contracted on a long term basis with tariff escalation mechanisms. Brookfield Infrastructure’s telecom customers pay upfront and recurring fees to lease space on its towers to host their equipment. Brookfield Infrastructure’s broadcasting customers pay fees for transmitting television and radio content to the end user.

The key objective for this segment is to deploy capital to capture increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Brookfield Infrastructure’s performance will be measured by growth in its Adjusted EBITDA.

The segment is comprised of 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fibre backbone located in France. These operations will generate stable, inflation linked cash flows underpinned by long term contracts (typically 10-20 years in telecom and over five years in broadcasting) with large, prominent customers in France.

Further information on Brookfield Infrastructure’s utilities, transport, energy and communications infrastructure assets can be found in its 2014 Annual Report and 2015 Quarter 1 and Quarter 2 Reports.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Results of Operations

The following table presents BIP’s proportionate share of the key metrics of the communications infrastructure platform:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$

Growth capital expenditures	5	–

Adjusted EBITDA margin(1)	52%	–

Funds from operations (FFO)	20	–

Maintenance capital	(2)	–

Adjusted funds from operations (AFFO)	18	–

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

BIP acquired the European telecommunications infrastructure operations for US$415 million on March 31, 2015. The second quarter of 2015 represents the first contribution from this segment.

The following table presents the communications infrastructure platform’s proportionate share of financial results:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$
Revenue	42	–

Cost attributable to revenues	(20)	–

Adjusted EBITDA	22	–

Interest expense	(2)	–

Funds from operations (FFO)	20	–

Depreciation and amortization	(16)	–

Deferred taxes and other items	1	–

Net income	5	–

For the six months ended 30 June 2015, BIP’s communications infrastructure segment generated Adjusted EBITDA and FFO of US$22 million and US$20 million, respectively, versus $nil and $nil, respectively, in the prior year, as this is the first quarterly contribution from this business.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items.

Corporate and other

The following table presents the components of corporate and other, on a proportionate basis:

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$
General and administrative costs	(4)	(4)

Base Management Fee	(65)	(52)

Adjusted EBITDA	(69)	(56)

Interest expense	(11)	(6)

Other income	15	16

Funds from operations (FFO)	(65)	(46)

Deferred taxes and other items	41	(41)

Net loss	(24)	(87)

General and administrative costs for the period ended 30 June 2015 were in-line with prior year. BIP anticipates that corporate and administrative costs, excluding the Base Management Fee, will be in the range of US$8 million to US$10 million per year.

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

Pursuant to the Master Services Agreement, BIP pays Brookfield an annual Base Management Fee equal to 1.25% of BIP’s market value. The Base Management Fee increased from prior year due to a larger market capitalization driven by higher BIP Interest trading price and higher recourse debt.

Corporate interest expense includes interest expense on corporate borrowings and standby fees on BIP’s committed credit facility, less interest earned on cash balances. Interest expense increased year-over-year due to higher recourse debt used to finance new investments.

Other income includes interest and distribution income earned on corporate financial assets, in addition to realized gains on corporate financial assets.

Deferred taxes and other expenses for the six months ended 30 June 2015 were a gain of US$41 million compared to an US$41 million loss in the same period in 2014, as the current period benefited from mark-to-market gains related to Brookfield Infrastructure’s foreign currency hedging program, while the prior period contained mark-to-market losses on these items.

Capital Resources and Liquidity

BIP maintains sufficient liquidity at all times to participate in attractive opportunities as they arise, withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of its FFO to unitholders. The principal sources of liquidity are cash flows from operations, undrawn credit facilities and access to public and private capital markets. BIP may, from time to time, invest in financial assets comprised mainly of liquid equity and debt infrastructure securities in order to earn attractive short term returns and for strategic purposes. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at 30 June 2015 and 31 December 2014 were insignificant and would not adversely impact the ability to meet cash obligations.

BIP’s total liquidity was approximately US$2.8 billion at 30 June 2015 and was comprised of the following:

		As of
	June 30, 2015	December 31, 2014
US$ millions	$	$

Corporate cash and cash equivalents	800	317

Committed corporate credit facility	1,425	1,400

Draws on corporate credit facilities	–	(246)

Commitments under corporate credit facility	(105)	(110)

Proportionate cash retained in businesses	283	380

Proportionate availability under subsidiary credit facilities	420	384

Total liquidity	2,823	2,125

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

BIP finances assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or other operations. On a proportionate basis as of 30 June 2015, scheduled principal repayments over the next five years are as follows:

US$ millions	Average term (years)	2015 $	2016 $	2017 $	2018 $	2019 $	Beyond $	Total $
Recourse borrowings

Corporate borrowings	5	–	–	321	–	–	362	683

Total recourse borrowings	5	–	–	321	–	–	362	683

Non-recourse borrowing(1)

Utilities

Regulated Distribution	11	–	–	46	–	–	909	955

Regulated Terminal	6	–	191	–	–	33	800	1,024

Electricity Transmission	12	4	80	7	8	8	721	828
	9	4	271	53	8	41	2,430	2,807
Transport

Rail	8	3	5	10	5	5	949	977

Toll Roads	10	89	104	143	73	78	562	1,049

Ports	6	17	10	47	182	12	103	371
	9	109	119	200	260	95	1,614	2,397
Energy

Energy Transmission, Distribution & Storage	6	9	15	482	–	145	234	885

District Energy	13	2	–	29	–	–	156	187
	7	11	15	511	–	145	390	1,072
Communications Infrastructure

European Telecommunications Infranstructure Operations	3	–	–	165	104	165	–	434
	3	–	–	165	104	165	–	434
Total non-recourse borrowings(1)	9	124	405	929	372	446	4,434	6,710

Total borrowings(2)	9	124	405	1,250	372	446	4,796	7,393

Cash retained in business
Utilities								28

Transport								206

Energy								44

Communications Infranstructure								5

Corporate								800

Total cash retained								1,083

Net debt
Utilities								2,779

Transport								2,191

Energy								1,028

Communications Infrastructure								429

Corporate								(117)

Total net debt								$6,310

Net debt as % of total net debt		2%	5%	17%	5%	6%	65%

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.	As of June 30, 2015, approximately 24% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 17% of our total borrowings.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

BIP’s debt has an average term of 9 years. On a proportionate basis, BIP’s net debt-to-capitalization ratio as of 30 June 2015 was 60%. The weighted average cash interest rate is 5.8% for the overall business (30 June 2014: 5.8%), in which the utilities, transport, energy and corporate segments were 5.4%, 6.5%, 6.8% and 3.3%, respectively (30 June 2014: 5.2%, 6.5%, 6.9% and 2.9% respectively). The weighted average cash interest rate of the European communications infrastructure operations, acquired in the first quarter of 2015 was 2.2%.

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ millions	June 30, 2015 $	December 31, 2014 $

Consolidated debt	6,698	6,809

Add: proportionate share of borrowings of investments in associates:

Utilities	672	684

Transport	812	1,140

Communications Infrastructure	434	–

Add: proportionate share of debt directly associated with assets held for sale	813	809

Less: borrowings attributable to non-controlling interest	(1,726)	(1,834)

Premium on debt and cross currency swaps	(310)	(254)

Proportionate debt	7,393	7,354

Contractual Obligations

The table below outlines Brookfield Infrastructure’s contractual obligations as at 30 June 2015:

	Payments due by period
US$ millions	Total $	Less than 1 year $	1-2 years $	2-5 years $	5+ years $

Accounts payable and other liabilities	535	419	39	21	56

Interest-bearing liabilities(1)	9,468	668	361	1,579	6,860

Finance lease liabilities	6	1	3	2	–

Other long-term liabilities	560	84	33	244	199

Total	10,569	1,172	436	1,846	7,115

1.	Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of US$298 million, US$290 million, US$777 million and US$1,197 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

In addition, pursuant to the Master Services Agreement, on a quarterly basis BIP pays a Base Management Fee to Brookfield equal to 0.3125% (1.25% annually) of BIP’s market value. Based on the market value of BIP as of 30 June 2015, this fee is estimated to be approximately US$132 million per year based on the current capitalization and BIP Interest price.

Financial Instrument – Foreign Currency Hedging Program

To the extent that BIP believes it is economic to do so, its strategy is to hedge a portion of Brookfield Infrastructure’s equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of BIP’s foreign currency hedging strategy:

●	Leverage any natural hedges that may exist within BIP’s operations

●	Utilize local currency debt financing to the extent possible

●	May utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents the hedged position in foreign currencies as of 30 June 2015:

	Net Investment Hedges
US$ millions	USD	AUD	GBP	BRL	EUR	CAD	CLP	COP

Net equity investment – US$	888	1,499	1,066	1,060	583	140	112	57

FX contracts – US$	3,238	(1,449)	(1,066)	–	(583)	(140)	–	–

Net unhedged – US$	4,126	50	–	1,060	–	–	112	57

% of equity investment hedged	N/A	97%	100%	–%	100%	100%	–%	–%

At 30 June 2015, BIP had hedges in place equal to approximately 72% of its net equity investment in foreign currencies. For the six month period ended 30 June 2015, BIP recorded gains in comprehensive income of US$209 million related to these contracts.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Other Market Risks

Inflation Risk

Certain of BIP’s subsidiaries and associates are subject to inflation risk. Most significantly, the South American electricity transmission operations and a portion of the toll road operations in Chile are subject to inflation risk as these debt portfolios are denominated in Unidad de Fomento (‘‘UF’’) which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. However, BIP believes this is offset by the nature of the revenues which are in large part indexed to Chilean inflation.

Commodity Risk

Some of BIP’s operations are critically linked to the transport or production of key commodities. For example, in the long term, the Australian regulated terminal operation relies on demand for coal exports, the Australian rail operation relies on demand for iron ore exports and the North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While BIP endeavours to protect against short to medium term commodity demand risk wherever possible by structuring the contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are not always able to be achieved and in any event the contract terms are finite and may include suspension or termination rights in favour of the customer. Accordingly, a long term and sustained downturn in the demand for or price of a key commodity linked to one of BIP’s operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts wherever possible. Furthermore, the North American gas transmission operations have direct natural gas exposure as it collects more natural gas from customers than it consumes and resells the balance; however, this exposure has been significantly reduced as a result of the FERC settlement agreed to in July 2011.

Revenues from the Chilean electricity transmission operation are adjusted by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of the transmission system. Due to the construction of the system, metals, such as aluminium, are a material percentage of replacement cost. Thus, changes in the price of these metals will impact the revenues.

BIP does not currently use any hedging strategies or instruments to manage the commodity risks in its operations.

Capital Reinvestment

BIP’s financing plan is to fund the recurring growth capital expenditures with cash flow generated by BIP’s operations, as well as debt financing that is sized to maintain BIP’s credit profile. To fund large scale development projects and acquisitions, BIP will evaluate a variety of capital sources including proceeds from the sale of non-core assets, as well as equity and debt financings.

The following table highlights the sources and uses of cash for the year:

	For the six-month period ended June 30
US$ millions	2015 $	2014 $

Funds from operations (FFO)	394	366

Less: maintenance capital	(57)	(54)

Funds available for distribution (AFFO)	337	312

Distributions paid	(266)	(224)

Funds available for reinvestment	71	88

Growth capital expenditures	(271)	(298)

Asset level debt funding of growth capital expenditures	164	211

New investments, net of disposals	(486)	(39)

Project level repayments	(242)	(51)

Repayments on corporate credit facilities	(246)	–

Proceeds from debt issuance	360	–

Proceeds from preferred unit issuance	96	–

Proceeds from equity issuance	950	–

Changes in working capital and other	(10)	(4)

Change in proportionate cash retained in business	386	(93)

Opening, proportionate cash retained in business	697	853

Closing, proportionate cash retained in business	1,083	760

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

The following tables present the components of growth and maintenance capital expenditures by operating platform:

	For the six-month period ended June 30
US$ millions	2015 $	2014 $

Growth capital expenditures by segment

Utilities	119	129

Transport	134	147

Energy	13	22

Communications Infrastructure	5	–

Total	271	298

Growth capital expenditures decreased by US$27 million or 9% compared to the prior year primarily due to higher capital deployed at Brookfield Infrastructure’s South American electricity transmission system due to the acquisition of a transmission line in the prior period, as well as the impact of the depreciation of the Brazilian reais on capital spend at Brookfield Infrastructure’s Brazilian toll road and rail operations, partially offset by the impact of the South American rail acquisition and higher connections activity at the UK regulated distribution business.

	For the six-month period ended June 30
US$ millions	2015 $	2014 $

Maintenance capital expenditures by segment

Utilities	4	5

Transport	35	36

Energy	16	13

Communications Infrastructure	2	–

Total	57	54

BIP estimates annual maintenance capital expenditures of US$15-20 million, US$90-100 million and US$25-35 million, and US$5-10 million for its utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between US$135-165 million. For the six month period, BIP’s maintenance capital expenditures were at the low end of the estimated range, due to the timing of maintenance projects, primarily at the Brazilian toll road operation, Chilean electricity transmission system and North American natural gas transmission business.

BILP Partnership Capital

The total number of partnership units outstanding in BILP was comprised of the following:

	As of
Units	June 30, 2015	December 31, 2014

Redeemable Partnership Units, held by Brookfield	66,841,266	58,739,416

General partnership units	1,066,928	1,066,928

Limited partnership units	163,695,219	150,318,306

Total units	231,603,413	210,124,650

In April 2015, Brookfield Infrastructure issued 13.4 million BIP Interests at US$45 per BIP Interest under its shelf registrations in the U.S. and Canada. In total, US$600 million of gross proceeds were raised through the issuance and US$24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of US$350 million.

An Affiliate of Brookfield in its capacity as the special limited partner of BILP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the BIP Interests exceed specified target levels. To the extent distributions on BIP Interests exceed US$0.305 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold up to US$0.33 per BIP Interest.

To the extent that distributions on BIP Interests exceed US$0.33 per BIP Interest, the incentive distribution rights entitle the special limited partner to 25% of incremental distributions above this threshold. During the six months ended 30 June 2015, an incentive distribution of US$32 million was paid to the general partner (for the six months ended 30 June 2014: US$22 million).

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Related Party Considerations

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

The immediate parent of BILP is BIP. The ultimate parent of BIP is Brookfield Asset Management. Other related parties of BILP represent its subsidiaries and the Operating Entities.

Transactions with the immediate parent

Throughout the year, BIP GP incurs director fees, a portion of which are charged at cost to BIP in accordance with the Limited Partnership Agreement. Less than US$1 million in director fees were incurred during the six months ended 30 June 2015 (2014: less than US$1 million).

Transactions with other related parties

Since inception, Brookfield Infrastructure has had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield Asset Management.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a Base Management Fee to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of BIP. The Base Management Fee was US$65 million for the six months ended 30 June 2015 (US$52 million for the six months ended 30 June 2014).

For purposes of calculating the Base Management Fee, the market value of BIP is equal to the aggregate value of all the outstanding BIP Interests (assuming full conversion of Brookfield’s Redeemable Partnership Units into BIP Interests), Preferred Units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding Recourse Borrowings, less all cash held by Service Recipients. As set out in Section 6.5(e), the Asciano Group’s debt and the Acquisition Facilities are not Recourse Borrowings.

During the six months ended 30 June 2015, US$4 million was reimbursed at cost to the Service Provider (US$4 million for the six months ended 30 June 2014). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield Asset Management. Interest earned on the deposits is at market terms. At 30 June 2015, Brookfield Infrastructure’s deposit balance with Brookfield Asset Management was US$434 million (31 December 2014: less than US$1 million) and earned interest of less than US$1 million for the six months ended 30 June 2015 (2014: less than US$1 million for the six months ended 30 June 2014).

Brookfield Infrastructure’s North American district energy operation has various right of way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms.

Off-Balance Sheet Arrangements

Brookfield Infrastructure has no off-balance sheet arrangements. Brookfield Infrastructure, on behalf of its subsidiaries, provides letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at 30 June 2015, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to US$105 million.

In the normal course of operations, BIP executes agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. BIP has also agreed to indemnify its directors and certain of Brookfield Infrastructure’s officers and employees. The nature of substantially all of the indemnification undertakings prevents BIP from making a reasonable estimate of the maximum potential amount that BIP could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, BIP has made no significant payments under such indemnification agreements.

Reconciliation of Non-IFRS Financial Measures

To measure performance, amongst other measures, BIP focused on FFO. BIP defines FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

FFO has limitations as an analytical tool:

●	FFO does not include depreciation and amortization expense; because BIP owns capital assets with finite lives, depreciation and amortization expense recognizes the fact that BIP must maintain or replace its asset base in order to preserve its revenue generating capability;
●	FFO does not include deferred income taxes, which may become payable if BIP owns the assets for a long period of time;
●	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of performance and should not be considered in isolation from, or as a substitute for, analysis of the results as reported under IFRS. However, FFO is a key measure that BIP uses to evaluate the performance of its operations and forms the basis for BIP’s distribution policy.

When viewed with IFRS results, BIP believes that FFO provides a more complete understanding of factors and trends affecting the underlying operations. FFO allows BIP to evaluate businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

BIP adds back depreciation and amortization to remove the implication that the assets decline in value over time since BIP believes that the value of most of the assets will typically increase over time provided BIP makes all necessary maintenance expenditures. BIP adds back deferred income taxes because BIP does not believe this item reflects the present value of the actual cash tax obligations BIP will be required to pay, particularly if the operations are held for a long period of time. BIP adds back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. BIP also adds back breakage and transaction costs as they are capital in nature.

In addition, BIP focuses on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income.

	For the six-month
	period ended June 30
	2015	2014
US$ millions	$	$

Net income attributable to partnership(1)	150	45

Add back or deduct the following:

Depreciation and amortization	225	233

Deferred income taxes	8	1

Mark-to-market on hedging items	(40)	35

Valuation losses and other	51	52

FFO	394	366

Maintenance capital expenditures	(57)	(54)

AFFO	337	312

1.	Includes net income attributable to non-controlling interests – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization, mark-to-market on hedging items and valuation losses during the period. BIP also uses Adjusted EBITDA as a measure of performance.

BIP defines Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expense).

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby BIP either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on BIP’s overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby BIP either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to BIP’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from BIP’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Brookfield Infrastructure’s Share
For the six months ended June 30, 2015 US$ millions	Utilities $	Transport $	Energy $	Commu- nications Infrastruc- ture $	Other $	Total $	Contribu- tion from investment in associ- ates $	Attributa- ble to non- controlling interest $	Discontin- ued Operations $	As per IFRS financials(1) $

Revenues	340	585	178	42	–	1,145	(441)	297	(69)	932

Costs attributed to revenues	(82)	(303)	(92)	(20)	–	(497)	243	(172)	26	(400)

General and administrative costs	–	–	–	–	(69)	(69)	–	–	–	(69)

Adjusted EBITDA	258	282	86	22	(69)	579	(198)	125	(43)

Other income (expense)	2	(7)	1	–	15	11	5	(2)	–	14

Interest expense	(72)	(75)	(36)	(2)	(11)	(196)	42	(58)	29	(183)

FFO	188	200	51	20	(65)	394	(151)	65	(14)

Depreciation and amortization	(77)	(110)	(22)	(16)	–	(225)	92	(63)	–	(196)

Deferred taxes	(16)	3	–	1	4	(8)	(5)	8	4	(1)

Mark-to-market on hedging items	(2)	(1)	(1)	–	44	40	–	18	–	58

Valuation (losses) gains and other	(13)	(22)	(9)	–	(7)	(51)	27	(5)	10	(19)

Share of earnings from associates	–	–	–	–	–	–	37	–	–	37

Loss from discontinued operations, net of tax	–	–	–	–	–	–	–	–	–	–

Net income attributable to non-controlling interest	–	–	–	–	–	–	–	(23)	–	(23)

Net income (loss) attributable to partnership	80	70	19	5	(24)	150	–	–	–	150

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Brookfield Infrastructure’s Share						Contribu-
For the six months ended June 30, 2014 US$ millions	Utilities $	Transport $	Energy $	Other $	Total $	tion from investment in associ- ates $	Attributa- ble to non- controlling interest $	Discontin- ued Operations $	As per IFRS financials(1) $

Revenues	363	595	163	–	1,121	(380)	298	(71)	968

Costs attributed to revenues	(107)	(303)	(86)	–	(496)	198	(153)	24	(427)

General and administrative costs	–	–	–	(56)	(56)	–	–	–	(56)

Adjusted EBITDA	256	292	77	(56)	569	(182)	145	(47)

Other income (expense)	4	(16)	–	16	4	8	(3)	–	9

Interest expense	(79)	(87)	(35)	(6)	(207)	52	(51)	29	(177)

FFO	181	189	42	(46)	366	(122)	91	(18)

Depreciation and amortization	(79)	(120)	(34)	–	(233)	80	(52)	20	(185)

Deferred taxes	(15)	10	(1)	5	(1)	(15)	(7)	1	(22)

Mark-to-market on hedging items	4	3	–	(42)	(35)	(3)	–	–	(38)

Valuation (losses) gains and other	(19)	(32)	3	(4)	(52)	42	9	2	1

Share of earnings from associates	–	–	–	–	–	18	–	–	18

Loss from discontinued operations, net of tax	–	–	–	–	–	–	–	(5)	(5)

Net income attributable to non-controlling interest	–	–	–	–	–	–	(41)	–	(41)

Net income (loss) attributable to partnership	72	50	10	(87)	45	–	–	–	45

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby BIP either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on BIP’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Total Attributable to Brookfield Infrastructure
As at June 30, 2015 US$ millions	Utilities $	Transport $	Energy $	Commu- nications Infrastruc- ture $	Corporate and Other $	Brookfield Infrastruc- ture $	Contribu- tion from investment in associ- ates $	Attributa- ble to non- controlling interest $	Working capital adjustment $	As per IFRS financials(1) $

Total assets	4,653	4,593	1,851	845	(227)	11,715	(3,099)	3,934	4,402	16,952

Total Attributable to Brookfield Infrastructure
As at December 31, 2014 US$ millions	Utilities $	Transport $	Energy $	Commu- nications Infrastruc- ture $	Corporate and Other $	Brookfield Infrastruc- ture $	Contribu- tion from investment in associ- ates $	Attributa- ble to non- controlling interest $	Working capital adjustment $	As per IFRS financials(1) $

Total assets	4,805	4,970	1,816	–	(56)	11,535	(1,944)	4,284	2,620	16,495

1.	The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investment in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and net income attributable to BIP in order to facilitate the understanding of the nature of and changes to reconciling items.

For the six month period ended June 30, 2015 US$ millions	Utilities $	Transport $	Energy $	Commu- nications Infrastruc- ture $	Corporate and Other $	Total $

Adjustments to items comprising Adjusted

EBITDA(1)

Contributions from investment in associates	(59)	(117)	–	(22)	–	(198)

Attribution to non-controlling interest	84	33	26	–	(18)	125

Discontinued operations	–	–	(43)	–	–	(43)

Adjusted EBITDA	25	(84)	(17)	(22)	(18)	(116)

Adjustments to items comprising AFFO(2)

Contributions from investment in associates	13	32	–	2	–	47

Attribution to non-controlling interest	(32)	(16)	(12)	–	–	(60)

Discontinued operations	–	–	29	–	–	29

FFO	6	(68)	–	(20)	(18)	(100)

Adjustments to items net income attributable to Partnership(3)

Contributions from investment in associates	46	85	–	20	–	151

Attribution to non-controlling interest	(52)	(17)	(14)	–	18	(65)

Discontinued operations	–	–	14	–	–	14

Net income attributable to partnership	–	–	–	–	–	–

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

For the six month period ended June 30, 2014 US$ millions	Utilities $	Transport $	Energy $	Corporate and Other $	Total $

Adjustments to items comprising Adjusted EBITDA(1)

Contributions from investment in associates	(57)	(125)	–	–	(182)

Attribution to non-controlling interest	100	32	13	–	145

Discontinued operations	–	–	(47)	–	(47)

Adjusted EBITDA	43	(93)	(34)	–	(84)

Adjustments to items comprising AFFO(2)

Contributions from investment in associates	11	53	–	(4)	60

Attribution to non-controlling interest	(35)	(14)	(5)	–	(54)

Discontinued operations	–	–	29	–	29

FFO	19	(54)	(10)	(4)	(49)

Adjustments to items net income attributable to partnership(3)

Contributions from investment in associates	46	72	–	4	122

Attribution to non-controlling interest	(65)	(18)	(8)	–	(91)

Discontinued operations	–	–	18	–	18

Net income attributable to partnership	–	–	–	–	–

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Contributions from investments in associates increased compared to the first six months of 2014 as additions to rate base and inflation indexation at the Chilean electricity transmission system, along with contributions from the acquisition of the Brazilian rail operation, North American container terminal and European telecommunications business were partially offset by the impact of foreign exchange associated with the depreciation of the Brazilian reais and Chilean peso.

Attribution to non-controlling interest decreased compared to the first six months of 2014 as contributions from acquisitions completed over the past 12 months in the district energy and gas storage businesses were more than offset by the impact of foreign exchange as the Australian dollar, British pound, Chilean peso and Colombian peso depreciated against the US dollar relative to the prior year.

For the periods ended 30 June 2015 and 2014, contributions from discontinued operations are comprised of the results of the North American natural gas transmission business.

5.6	Overview of rights attaching to BIP Interests

Pursuant to the Scheme and as described in Section 3.3 of this Scheme Booklet, Scheme Shareholders will have some or all of their Scheme Shares transferred in exchange for the Scheme Consideration, which may include BIP CDIs representing BIP Interests.

Holders of BIP Interests are not entitled to the withdrawal or return of capital contributions in respect of those units, except to the extent, if any, that distributions are made to such holders pursuant to the Limited Partnership Agreement or upon the liquidation of BIP. Except to the extent expressly provided in the Limited Partnership Agreement, a holder of BIP Interests does not have priority over any other holder of BIP Interests, either as to the return of capital contributions or as to profits, losses or distributions. Holders of BIP Interests will not be granted any pre-emptive or other similar right to acquire additional interests in BIP. In addition, holders of BIP Interests do not have any right to have their units redeemed by BIP.

Further information in relation to the rights attaching to BIP Interests is set out in Section 7.

Refer to Section 7.2 for more detail in relation to BIP CDIs. CDIs are CHESS Depositary Instruments, which are financial products quoted on the ASX that are used to enable the securities of foreign companies to be traded on the ASX. CDIs represent an interest in the underlying foreign security and can be traded on the ASX. This allows investors to trade interests in foreign securities by trading the relevant CDIs on the ASX.

5.7	BIP and Asciano comparison

If the Scheme is implemented, Scheme Shareholders may receive BIP CDIs as Scheme Consideration in exchange for their Scheme Shares. The structure of BIP and the rights attaching to BIP CDIs (and the BIP Interests which they represent), are different to the structure of Asciano and the rights attaching to Asciano Shares. A comparison of material differences is set out in the below table:

Nature of Entity

Asciano	• Asciano is an Australian public corporation, incorporated under the laws of Australia and listed on the ASX.

BIP	• BIP Interests are limited partnership units in BIP and are listed on the NYSE and TSX under the symbols “BIP” and “BIP.UN”, respectively.
• Each of BIP and BILP is a Bermudan exempted limited partnership registered under the Limited Partnership Act and the Exempted Partnerships Act.
• Both BIP and BILP are governed by limited partnership agreements.
Management

Asciano	• Management of Asciano is conducted by its board of directors.

BIP

•   BIP is managed by its general partner, BIP GP – Brookfield Infrastructure Partners Limited. BIP GP is, in turn, managed by its board of directors, which is comprised of a majority of individuals who qualify as independent using the standards for independence established by the NYSE. For more detail about the standards for independence established by the NYSE see Section 7.5(b).

• BIP GP is a wholly-owned subsidiary of Brookfield.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Appointment and removal of directors, operators and managers

Asciano	• Asciano Shareholders have the right, by majority vote, to appoint directors to and remove directors from the board of Asciano.

BIP	• At least a majority of the BIP GP Directors must be independent using the standards for independence established by the NYSE.

•   Transactions involving a conflict of interest with Brookfield require approval by a majority of BIP Independent Directors. In addition, BIP’s audit committee consists entirely of BIP Independent Directors and its nominating and governance committee consists of a majority of BIP Independent Directors.

• Holders of BIP Interests do not have the right to:
– appoint directors to or remove directors from the board of BIP GP; or
– remove BIP GP as general partner of BIP.
• BIP GP Directors are appointed by Brookfield.

•   In relation to a change in the general partner or the Service Provider, Brookfield may sell its holding in BIP GP or Service Provider, without the approval of holders of BIP Interests. BIP GP may also sell its general partnership interest in BIP to a third party without the consent of the holders of BIP Interests.

Securityholder matters

Asciano	• Under the Corporations Act, ASX Listing Rules and the constitution of Asciano, certain matters must be put to Asciano Shareholders.
• These matters include:
– certain issuances of Asciano Shares (including certain issues to a related party or that are above the 15% per annum limit specified in ASX Listing Rule 7.1);
– certain related party dealings;
– appointment of directors;
– amendments to the Asciano constitution; and
– most reorganisations of capital (including capital returns by Asciano, certain buy-backs and schemes of arrangement such as the Scheme).

•   Under Australian law, Asciano Shareholders, holding at least 5% of the votes that may be cast in a general meeting or at least 100 holders who are entitled to vote at the meeting may, by written notice, propose a resolution for consideration by members.

BIP	• Generally BIP GP has absolute discretion in relation to the management of BIP.
• This discretion is subject to the obligation to seek the consent of the relevant BIP Securityholders for a number of matters including (amongst other things):
– an amendment to the Limited Partnership Agreement that would increase the obligations of any BIP Securityholder;
– an amendment that would have a material adverse effect on the rights or preferences of any class of outstanding BIP Securityholders in relation to other classes of BIP Securityholders;
– an amendment that reduces the voting percentage required to take any action; and

–    any approval by BIP GP which causes BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approval on BIP’s behalf of the sale, exchange or other disposition of all or substantially all of the assets of BIP’s subsidiaries.

• The holders of BIP Interests do not have the right to call meetings of BIP.

•   Amendments to the Limited Partnership Agreement may be proposed only with the consent of BIP GP. If BIP GP consents to the proposed amendment, the amendment is effective upon its approval by BIP GP, or in the event that consent of the relevant BIP Securityholders is required (as noted above), upon the consent vote or approval of the amendment by such BIP Securityholders.

•   Under the securities rules applicable to BIP in Canada, as well as the rules of the TSX, subject to exemptions that may be available, securityholder approval is required for certain transactions, including:

–    issuances of a number of BIP Interests equal to at least 25% of the outstanding BIP Interests (after giving effect to the exchange of the outstanding Redeemable Partnership Units) on a non-diluted basis (or 10% in the case of an issuance to a related party); and

– certain related party dealings.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Fiduciary Duties

Asciano	• The Asciano Directors bear a number of duties under the Corporations Act and general law to Asciano Shareholders.

•   These duties include duties to: act in good faith in the interests of Asciano Shareholders; act for a proper purpose; not fetter their discretion; exercise care, skill and diligence; avoid conflicts of interest; not misuse their position to their advantage; and not misappropriate company property.

BIP

•   The BIP GP Directors have a general duty to act in the best interest of BIP GP under the Bermuda Companies Act 1981. In addition, pursuant to the Limited Partnership Act, BIP GP is liable for the debts and obligations of BIP.

•   To the extent that BIP GP owes any such fiduciary duties to BIP or its Securityholders, these duties have been modified pursuant to the Limited Partnership Agreement and BILP’s limited partnership agreement as a matter of contract law.

•   This modification of the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders may be detrimental to BIP Securityholders because it restricts the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permits conflicts of interest to be resolved in a manner that may not in all cases be in the best interest of BIP or the best interests of BIP Securityholders. BIP believes it is necessary to modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders due to BIP’s organisational and ownership structure and the potential conflicts of interest created thereby. These modifications are predicated on the principle that, without modifying those duties, the ability of BIP GP to attract and retain experienced and capable directors and to take actions that BIP considers necessary for the carrying out of its business strategy, would be unduly limited due to concern about potential liability.

•   Under the Limited Partnership Agreement, the liability of BIP GP and its Affiliates is limited (to the extent permitted by law) to conduct involving bad faith, fraud or wilful misconduct or, in the case of a criminal matter, action that was known to be unlawful.

Protection of minority holders/oppression remedy
Asciano

•   Under the Corporations Act, any shareholder of Asciano can bring an action in cases of conduct which is contrary to the interests of shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholder(s) whether in their capacity as shareholder or in any other capacity. Former shareholders can also bring an action if it relates to circumstances in which they ceased to be a shareholder.

•   Under Australian law, a statutory derivative action may also be instituted by a shareholder, former shareholder or person entitled to be registered as a shareholder of Asciano. In all cases, leave of the court is required. Such leave will be granted if the court is satisfied that: (i) it is probable that Asciano will not itself bring the proceedings or properly take responsibility for them or for the steps in them; (ii) the applicant is acting in good faith; (iii) it is in the best interests of the company that the applicant be granted leave; (iv) if the applicant is applying for leave to bring proceedings, there is a serious question to be tried; and (v) either at least 14 days before making the application, the applicant gave written notice to Asciano of the intention to apply for leave and the reasons for applying or it is otherwise appropriate to grant leave.

•   Under Australian law, where it is proposed to give a financial benefit to a related party, Asciano must, except in certain circumstances, seek the approval of its securityholders. There is an exemption in circumstances in which the terms of the transaction would have been reasonable had the parties been dealing at arms’ length.

BIP	• Under Bermuda law, there are no minority securityholder protection nor oppression remedies available to BIP Securityholders.

•   A number of transactions involving Brookfield may constitute a related party transaction which in some situations requires minority holder approval and/or valuation for transactions. These transactions include (amongst others): (i) the dissolution of BIP; (ii) any material amendment to the Master Services Agreement, the Limited Partnership Agreement or BILP’s limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by BIP from, and dispositions by BIP to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement.

•   An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalisation of BIP (on a fully diluted basis, assuming the Redeemable Partnership Units are converted to BIP Interests).

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

Anti-Dilution

Asciano

•   Under the ASX Listing Rules, Asciano cannot, without the consent of Asciano Shareholders, issue “equity securities” that are (or are convertible into) more than 15% of its issued capital over any 12 month period.

• There are some limited exceptions to this rule such as issues under a rights issue (including to an underwriter).

BIP

•   BIP requires approval of holders of BIP Interests for public company acquisitions that result in the issuance of 25% or more of the issued and outstanding BIP Interests (after giving effect to the exchange of the outstanding Redeemable Partnership Units) on a non-diluted basis.

•   Subject to the rights of the holders of Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions by a majority and subject to the foregoing, under the Limited Partnership Agreement, BIP GP has broad rights to issue additional partnership interests on behalf of BIP and may cause BIP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of holders of BIP Interests. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by BIP GP in its sole discretion, all without approval of holders of BIP Interests.

•   BIP intends to consider offering BIP CDIs concurrently with future offerings of BIP interests, subject to any applicable laws and provided that it is practicable and in the interests of BIP Securityholders as a whole to do so.

Takeovers and mergers

Asciano

•   Australian law places restrictions on persons acquiring interests in voting Asciano Shares where, as a result of the acquisition, that person’s or someone else’s voting power increases from 20% or below to more than 20%, or from a starting point that is above 20% but below 90%.

•   Generally, such acquisitions cannot be made unless the person does not acquire more than 3% of the voting Asciano Shares in any six month period, the acquisition is made with shareholder approval, the acquisition occurs under a scheme of arrangement (similar to the Scheme) or the acquisition is made under a takeover bid made in accordance with Australian law.

•   Takeover bids must treat all shareholders alike and must not involve any collateral benefits. Various restrictions about conditional offers exist and there are also substantial restrictions concerning the withdrawal or suspension of offers.

BIP

•   If U.S. holders own more than 10% of the BIP Interests, tender offer rules under applicable securities laws in the United States would be applicable to a takeover bid. Under these rules, bidders must, among other things, provide certain mandated disclosures, the offer must be open to all holders of the class of securities subject to the offer and the offeror must pay the same price for all securities purchased pursuant to the offer. These rules also provide for mandated time periods and withdrawal rights.

•   Canadian law places restrictions on a person acquiring BIP Interests where, as a result of the acquisition (together with BIP Interests currently held), the person will hold in aggregate 20% or more of the outstanding BIP Interests, subject to any available exemptions. Exemptions include acquisitions in the market of no more than 5% of the BIP Interests over a six-month period, acquisitions made pursuant to private agreements with a limited number of sellers for no more than a specified premium to market price and acquisitions as part of statutory arrangements.

•   Under the Limited Partnership Agreement, holders of BIP Interests are not entitled to vote on matters relating to BIP, such as acquisitions, dispositions or financing, or to participate in the management or control of BIP. As a result, unlike holders of common stock of a corporation, holders of BIP Interests are not able to influence BIP’s direction, including its policies and procedures, or to cause a change in its management, even if they are dissatisfied with BIP’s performance. Consequently, holders of BIP Interests may be deprived of an opportunity to receive a premium for their BIP Interests in the future through a sale of BIP and the trading price of BIP Interests may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

• The control of BIP GP may be transferred to a third party without consent of BIP Securityholders.

•   BIP Securityholders do not have the right to remove the BIP GP as general partner, to cause BIP GP to withdraw from BIP, to cause a new general partner to be admitted to BIP, to appoint new directors to BIP GP’s board of directors, to remove existing BIP GP Directors from BIP GP’s board of directors or to prevent a change of control of BIP GP.

•   The circumstances in which BIP can terminate the Master Services Agreement (and thereby change its management) are limited. In addition, because BIP GP is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement.

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5.	Information on Brookfield Infrastructure, BIP Interests and BIP CDIs (cont)

ASX Listing

Asciano	Asciano has a standard listing on ASX currently. Under a standard listing, the entity must comply with all ASX Listing Rules, unless granted a waiver of any by ASX.

BIP

BIP has applied for a foreign exempt listing on ASX. An entity with a foreign exempt listing on ASX is expected to comply primarily with the listing rules of its overseas home exchange (Brookfield Infrastructure’s home exchange for this purpose is TSX) and is exempt from complying with most of ASX’s Listing Rules. However, an entity with a foreign exempt listing on ASX must comply with the following requirements:

• it must immediately provide to ASX for public release (and in English) all of the information it provides to its overseas home exchange that is or is to be made public;
• it must continue to comply with the listing rules of its home exchange;
• it must comply with certain ASX Listing Rules relating to transfers and registers of securities;

•   it must comply with certain ASX Listing Rules relating to procedural and administrative matters including the way announcements are lodged, trading halts, suspensions and removal and the application of the ASX Listing Rules; and

• other additional ASX Listing Rules with which ASX may (at its discretion) require the foreign exempt entity to comply.
Some of the key ASX Listing Rules which an entity is not required to comply with under a foreign exempt listing include:
• the ASX Listing Rules relating to changes in capital, such as the requirement for an entity to seek shareholder approval for an issue in excess of 15% of its issued capital;
• the continuous disclosure obligations;

•   the periodic reporting obligations, including the form and content of financial reporting (although the financial reporting obligations of a registered foreign company under the Corporations Act will continue to apply);

• the requirement to prepare a corporate governance statement that reports against the recommendations set by the ASX Corporate Governance Council;

•   the ASX Listing Rules relating to transactions with persons in a position of influence, including the requirement to obtain shareholder approval before disposing of a substantial asset to a related party;

• the requirements relating to significant changes in the nature or scale of the entity; and
• the timetables prescribed by the ASX Listing Rules for corporate actions such as the payment of distributions, rights issues or reconstructions.

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

5.8	Additional information about BIP and BILP

(a)	Current capital structure

As at 31 August 2015, the capital structure of BIP was as follows:

●	163,291,436 BIP Interests were on issue (representing a 99.99% interest in BIP overall). The BIP Interests are owned by members of the public and traded on the NYSE and TSX;

●	5,000,000 Series 1 Preferred Units; and

●	BIP has issued a general partnership interest (in the form of one general partner unit) to the BIP GP, which represents less than a 0.01% interest in BIP,

subject to changes as a result of BIP’s distribution reinvestment plan and normal course issuer bids approved by TSX and the further issue, if any, of Class A Preferred Units.

(b)	Trading

BIP Interests are listed on the NYSE and on the TSX under the symbols “BIP” and “BIP.UN” respectively. BIP’s Series 1 Preferred Units are listed on the TSX under the symbol “BIP.PR.A.”

The latest recorded trading price of BIP Interests on the NYSE on 23 September 2015, being the last practicable date before the date of this Scheme Booklet was US$38.46.

During the three months ended 23 September 2015, being the last practicable date before the date of this Scheme Booklet:

●	the highest recorded sale price for BIP Interests on the NYSE was US$45.50 on 26 June 2015; and

●	the lowest recorded sale price for BIP Interests on the NYSE was US$36.90 on 2 September 2015.

The last recorded trading price of BIP Interests on the NYSE on 14 August 2015, the last day of trading in BIP Interests prior to the announcement of the Scheme was US$42.05. The VWAP for BIP Interests for the 20 trading days immediately prior to the public announcement on 14 August 2015 of the Scheme was US$42.00.

The last recorded trading price of BIP Interests on the NYSE was US$44.51 on 29 June 2015, the last trading day prior to the announcement by Asciano that it had received an initial approach from Brookfield Infrastructure.

The below graphs show the performance of BIP Interests held by the public on the NYSE for the period from 8 December 2010, the date in which Prime Infrastructure Holdings shareholders received their BIP Interests under the Prime scheme of arrangement, to 30 June 2015:

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

(c)	ASX Listing

As part of the consideration paid to Scheme Shareholders under the Scheme, Brookfield Infrastructure will be issuing approximately 37.9 million BIP Interests. In order to facilitate liquidity for Scheme Shareholders and at the same time unlock a potential new source of capital in one of Brookfield Infrastructure’s key markets, BIP will apply to ASX to be listed as a foreign exempt listing and for the quotation on ASX of BIP CDIs. BIP has received in-principle approval from ASX for the foreign exempt listing, subject to certain conditions. ASX foreign exempt listings are available to entities listed on certain overseas exchanges and which meet other eligibility criteria. The key difference between a foreign exempt listing on ASX and a standard listing is that under a standard listing, the entity must comply with all ASX Listing Rules, unless granted a waiver of any by ASX. An entity with a foreign exempt listing on ASX is expected to comply primarily with the listing rules of its overseas home exchange (Brookfield Infrastructure’s home exchange for this purpose is TSX) and is exempt from complying with most of ASX’s Listing Rules. Given that a significant portion of its businesses will be located in Australia following the Scheme, BIP believes an ASX listing will make BIP CDIs an attractive investment opportunity for Australian investors wishing to retain exposure to critical infrastructure assets that make up Brookfield Infrastructure’s portfolio. For more information about the differences between a standard listing and a foreign exempt listing, please see Section 5.7.

5.9	No pre-transaction benefits

Except as disclosed elsewhere in this Scheme Booklet, neither BIP, the Acquirer, nor any of their Associates have provided, or agreed to provide, consideration for any Asciano Shares under a purchase or agreement during the four months ended on the day immediately before the date of this Scheme Booklet.

Except as disclosed elsewhere in this Scheme Booklet, during the period of four months ended on the day immediately before the date of this Scheme Booklet, neither BIP, the Acquirer, nor any of their Associates have given or offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person, or an Associate, to:

●	vote in favour of the Scheme; or

●	dispose of Asciano Shares,

and the benefit has not been offered to all Asciano Shareholders.

5.10	Interests of Acquirer Directors and BIP GP Directors

No Acquirer Directors or BIP GP Directors have interests in Asciano.

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5.	Information on Brookfield Infrastructure,
BIP Interests and BIP CDIs (cont)

5.11	Acquirer’s interest in Asciano Shares

None of the Acquirer, BIP or any Brookfield Group Member currently has a Relevant Interest in any Asciano Shares.

Due to their equity interests in the Acquirer, and associated arrangements, the GIC Investor and the bcIMC Investor are considered associates of the Acquirer in relation to Asciano. The GIC Investor does not have a Relevant Interest in any Asciano Shares. The bcIMC Investor does not have a Relevant Interest in any Asciano Shares. Consequently, as at the date of this Scheme Booklet, the voting power of the Acquirer in Asciano is 0% and the voting power of BIP in Asciano is 0%.

bcIMC is one of Canada’s largest institutional investors, investing across asset classes which include private equity, infrastructure, renewable resources, real estate, public equities, fixed income and mortgages. As at 4 September 2015, bcIMC’s global public equities portfolios included 2,831,744 Asciano Shares. There are information barriers between the bcIMC Investor and the managers of the portfolios holding Asciano shares which prevent either from influencing the other in relation to its investments. The managers of bcIMC’s global public equities portfolios will vote on the Scheme in accordance with the terms on which they hold and manage those portfolios on behalf of underlying investors.

GIC Special Investments Private Limited, the private equity and infrastructure arm of GIC Pte Limited manages the private equity and infrastructure investments of the GIC group. As at 22 September 2015, a GIC entity which is an affiliate of GIC Special Investments Private Limited had a relevant interest in 4,431,761 Asciano Shares. There are chinese wall and information barrier arrangements in place to ensure that no information in relation to the Asciano group of which the GIC Investor is aware is communicated to other members of the GIC group who are on the public side of the chinese wall.

Between now and the Effective Date, the Acquirer, its Associates, or other Brookfield Group Members may purchase Asciano shares on-market. If this occurs, the Acquirer’s Relevant Interest in Asciano Shares may increase. If the Acquirer’s voting power in Asciano reaches 5% after any such purchases, it will be obliged to lodge a substantial holder notice with ASX setting out the details of the purchase and its revised Relevant Interest in Asciano, and further notices will be required for any further 1% or greater changes. The Acquirer and its Associates or other Brookfield Group Members (as applicable) will not vote any Asciano Shares acquired on market for the Scheme.

As a result of the Scheme, the Acquirer would have 100% voting power in Asciano. Accordingly, the maximum extent of the increase in the Acquirer’s voting power in Asciano that would result from the Scheme is 100%.

5.12	Additional material information

BIP’s continuous disclosure, regulatory filings and other press releases are and will continue to be able to be accessed through BIP’s website (http://www.brookfieldinfrastructure.com/content/investor_relations-2625.html). The following table describes certain key announcements and filings made by BIP for the period from 18 March 2015, the day on which BIP’s most recent annual report was lodged, to 7 September 2015, the trading day immediately prior to a draft of this Scheme Booklet being lodged with ASIC.

21 August 2015	Scheme Implementation Deed

17 August 2015	Brookfield Infrastructure Consortium to acquire Asciano Limited

7 August 2015	Unaudited interim condensed and consolidated financial statements

5 August 2015	Brookfield Infrastructure reports strong 2015 second quarter results

1 July 2015	Brookfield Infrastructure responds to Asciano announcement

8 May 2015	Unaudited interim condensed and consolidated financial statements

5 May 2015	Brookfield Infrastructure reports first quarter 2015 results

29 April 2015	Brookfield Infrastructure announces exercise of underwriters’ over-allotment option

20 April 2015	Distribution Reinvestment Plan

8 April 2015	Prospectus Supplement to Prospectus dated May 7, 2013

8 April 2015	Brookfield Infrastructure increases size of equity offering to US$890.0 million

7 April 2015	Brookfield Infrastructure announces US$750.5 million equity offering

18 March 2015	Brookfield Infrastructure completes annual filings

18 March 2015	Form 20-F Annual Report

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6. Information about the Combined Group asciano scheme booklet 101

6.	Information about the Combined Group

6.1	Benefits of the Combined Group

The combination of Brookfield Infrastructure and Asciano will create a leading global rail, port and logistics business.

(a)	Enhanced geography and asset type diversification

The Combined Group which will have greater geographic diversification, with the majority of earnings (50% of EBITDA) to come from Australia and New Zealand followed by Europe (21% of EBITDA), South America (20% of EBITDA) and North America (9% of EBITDA).

EBITDA by geography42

The Combined Group will operate in four different infrastructure related asset classes including transport (railroads, toll roads and ports) (58% of EBITDA), utilities (regulated terminal, electricity transmission assets and regulated distribution assets) (30% of EBITDA), energy (energy transmission, distribution and storage assets) (10% of EBITDA) and communications infrastructure (communication tower operations) (2% of EBITDA).

Asciano and Combined Group EBITDA by asset type43

(b)	Creation of a global ports and rails platform

Brookfield proposes to manage Asciano’s high-quality assets with those within its existing transport platform.

The combined ports portfolio reflects a continuation of Asciano’s stated strategy to join a global port network. Together, the port assets provide the foundation of a global port network, with the potential to provide a global solution to shipping customers across multiple geographies. Brookfield

42.	Pro forma EBITDA by geography for Combined Group based on Brookfield Infrastructure reported EBITDA for the six month period ending 30 June 2015, excluding corporate/other items. Asciano also based on EBITDA for the six months ended 30 June 2015 and converted at the average AUD/USD exchange rate over the same period of 0.7823. Excludes Brookfield Infrastructure’s corporate and overheads and only includes Brookfield Infrastructure’s proportionate share.
43.	Pro forma EBITDA by asset type for Combined Group based on Brookfield Infrastructure reported EBITDA for the six month period ending 30 June 2015, excluding corporate/other items. Asciano also based on EBITDA for the six months ended 30 June 2015 and converted at the average AUD/USD exchange rate over the same period of 0.7823. Excludes Brookfield Infrastructure’s corporate and overheads and only includes Brookfield Infrastructure’s proportionate share. Transport includes rail haulage, stevedoring and other logistical activities.

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6.	Information about the Combined Group (cont)

believes there are opportunities to drive value in the combined port portfolio of assets by leveraging Asciano’s leading experience in container terminal automation and Brookfield Infrastructure’s extensive business development expertise.

Asciano’s leading above rail operations together with Brookfield Infrastructure’s Australian and Brazilian logistics businesses create an international rail logistics platform. Brookfield believes there are opportunities to drive value in the combined global rail portfolio including leveraging Pacific National technology and best practices to improve efficiency of Brookfield Infrastructure’s Brazilian rail assets.

Key assets of the Combined Group

AUSTRALIA	NORTH AMERICA	SOUTH AMERICA	EUROPE
* Ports	● Ports	● Toll roads	● Ports
* Above rail	● District energy systems	● Ports	● Regulated gas and energy
● Regulated coal terminal	● Gas storage facilities	● Rail network	distribution
● Rail network	● Natural gas transmission	● Regulated electricity	● Natural gas distribution
● District energy systems	systems	transmission and distribution	● Tower infrastructure operations
	● Regulated electricity	systems
transmission

* Key asset additions from Asciano

(c)	Increased access to capital

The Combined Group will have increased access to capital due to a greater market capitalisation and an enlarged asset base. The introduction of the ASX as a new listing venue provides an additional source of liquidity. BIP believes the free float market capitalisation of the BIP CDIs to be issued under the Scheme would be in the 100 largest companies on the ASX by free float market capitalisation based on current conditions, and as such BIP expects, subject to satisfaction of necessary qualification criteria, to be included in the S&P/ASX 100 index.

(d)	Positive financial impact

Brookfield Infrastructure expects this investment to be immediately accretive to overall results given the high cash generative nature of the assets being acquired. Its current expectation is an increase in AFFO per BIP Interest of 7% based on the company’s historical results, adjusted for normalized sustaining capital expenditure levels.

AFFO/BIP Interest accretion in USD44

6.2	Strong Australian presence

Brookfield owns and operates a significant operating platform in Australia with approximately 2,200 employees and assets under management in excess of US$18 billion across the real estate, energy and infrastructure sectors. Brookfield has successfully grown this Australian platform both organically and through its ability to execute sophisticated, large-scale transactions.

Brookfield Infrastructure also believes there will be significant benefits delivered by the transaction, including:

●	Brookfield Infrastructure will utilise its sophisticated asset management and infrastructure expertise to continue to optimise the operations of Asciano’s port and rail businesses, taking advantage of shared expertise and other synergies with Brookfield’s existing businesses where possible, thereby enhancing the efficiency of some of Australia’s most critical infrastructure;

●	as a stable, well-capitalised, long-term owner and operator of infrastructure with an already significant portfolio of real estate and infrastructure assets in Australia, Brookfield is well positioned to continue to maintain operational and financial stability for the business;

●	Brookfield Infrastructure will maintain a strong local presence by ensuring that senior management of Asciano remain based in Australia; and

●	Brookfield Infrastructure is committed to being a long term investor in Australia and it will be supportive of growth opportunities within the Asciano business, including the expansion of existing assets and the development of new infrastructure, which will assist in driving growth in the broader Australian economy. This will build upon Asciano’s significant investment in technology and business improvement over the past 5 years.

44.	Accretion in USD based on Brookfield Infrastructure’s annualised 1H CY15 results and 55% of Asciano’s financial year ended 30 June 2015 pro forma estimate, using an exchange rate of AUD/USD 0.7400.

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6.	Information about the Combined Group (cont)

6.3	Brookfield Infrastructure’s intentions for the Combined Group

The following statements of intention are based on information concerning Brookfield Infrastructure and Asciano known by Brookfield Infrastructure as at the date of this Scheme Booklet. Final decisions will only be reached by the BIP GP in light of additional knowledge and material information and circumstances at the relevant time.

Accordingly, statements set out in this Section 6.3 are statements of Brookfield Infrastructure’s current intentions which are subject to change.

(a)	General intentions

Except for the changes and intentions set out in this Section 6.3, following implementation of the Scheme, Brookfield Infrastructure does not plan to make any material changes to Asciano’s business. Brookfield Infrastructure intends to operate Asciano’s assets in a manner consistent with the manner in which they are currently operated.

(b)	Directors and management of the Combined Group and corporate governance

Management of Brookfield Infrastructure is not expected to be materially affected by the implementation of the Scheme. Following implementation of the Scheme, Brookfield Infrastructure’s existing management arrangements and the members of Brookfield Infrastructure management currently carrying out such management activities in respect of Brookfield Infrastructure are not expected to change in any material respect.

Brookfield is entitled to appoint the directors of BIP GP, subject to the requirements that at least a majority of the directors of BIP GP must be independent, using the standard for independence established by the NYSE (see Section 7.5(b)). Brookfield periodically reviews the composition and efficacy of boards of directors among its subsidiary entities; however, no changes are expected to be made to the BIP GP Directors prior to completion of the Scheme. Profiles for each of the existing BIP GP Directors are set out in Section 5.4(a).

As Asciano will become part of the Combined Group and cease to be listed on ASX, its current corporate governance arrangements will cease to apply (although, as set out in Section 5.8(c), BIP will seek a foreign exempt listing on ASX). There will not be any significant changes to the corporate governance practices of the Combined Group from those set out in Section 7, which Brookfield Infrastructure believes reflect governance and risk management appropriate to its organisational structure and business.

(c)	Major changes to be made to the business of Asciano

Brookfield Infrastructure’s merger with Asciano aims to create a leading global infrastructure company with significant growth potential. The Combined Group’s strategy will be to continue to grow through a combination of investments in its existing business and acquisitions. Brookfield Infrastructure sees multiple opportunities to invest in upgrades and expansions of its existing asset base in order to meet the growth in demand from its customers. By investing in those types of projects that have attractive risk-adjusted returns on capital, BIP believes it can increase value to BIP Securityholders. Brookfield Infrastructure intends to fund these projects through a combination of re-investment of FFO as well as external sources of capital. In addition, Brookfield Infrastructure may seek to divest non-core assets, on a selected basis, to the extent that this is a more efficient means of financing higher value initiatives.

(d)	Future employment of present Asciano employees

Brookfield manages Brookfield Infrastructure through the Master Services Agreement (see Section 7.10). Following the implementation of the Scheme, Brookfield will manage the Combined Group under the Master Services Agreement. To do so, Brookfield intends to integrate the majority of Asciano’s staff within its platform. Any changes implemented within the Asciano Group will be effected in a manner designed to ensure that disruption to Asciano’s operations is minimal.

(e)	Distribution Policy

As set out in Section 5.3(a), BIP’s objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements and BIP believes a payout of 60% to 70% of FFO is appropriate.

(f)	Managing the Asciano Group’s debt profile

Brookfield Infrastructure intends to manage the Asciano Group’s financial structure to maintain liquidity within its business and to support effective access to debt capital markets. Brookfield Infrastructure intends to fund the Asciano Group to repay additional indebtedness relating to the payment of the Special Dividend and to return total Asciano Group indebtedness to pre-Transaction levels. The Acquisition Facilities (see Section 6.5(d)) have been structured in two equal A$950 million tranches of 3 and 5 years duration in order to provide flexibility in relation to the form and timing of any refinancing of the Asciano Group in the future.

6.4	Capital structure of the Combined Group

(a)	Overview

Brookfield Infrastructure’s capital structure, as described in Section 5, will change following implementation of the Scheme. In particular, the number of BIP Interests currently on issue will change, both as a result of the issue of BIP Interests underlying the BIP CDIs to be issued to Scheme Shareholders and the BAM Private Placement. BIP’s sole material asset will remain its Managing General Partner Units in BILP but BIP’s percentage interest is expected to increase from its current level.

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6.	Information about the Combined Group (cont)

(b)	Impact of the issue of BIP CDIs to Scheme Shareholders

The exact number of BIP CDIs to be issued to Scheme Shareholders in connection with the Scheme will depend on the number of rights under Asciano’s long and short-term incentive plans exercised prior to implementation of the Scheme and whether the Acquirer acquires Asciano Shares on-market, but is expected to be approximately 37.9 million. A corresponding number of Managing General Partner Units in BILP (to the number of BIP CDIs issued under the Scheme) will be issued to BIP.

The remaining interest in BILP will continue to be held by Brookfield through an approximate 0.4% Special Limited Partner Unit interest and an approximate 26.4% Redeemable Partnership Unit interest (following the issue of additional Redeemable Partnership Units pursuant to the BAM Private Placement described below).

(c)	BAM Private Placement

BIP has entered into an agreement under which Brookfield Asset Management will subscribe for approximately 5.8 million Redeemable Partnership Units for aggregate proceeds of US$250 million at a price of US$43.20 per Redeemable Partnership Unit (the BAM Private Placement). Completion of the BAM Private Placement is contingent upon the Scheme becoming unconditional. All of the proceeds of the BAM Private Placement will be used to fund part of the cash component of the Scheme Consideration (see Section 6.6(c)).

(d)	BIP’s capital structure following implementation of the Scheme

Following implementation of the Scheme and completion of the BAM Private Placement, Brookfield Asset Management is expected to hold approximately 27% of the 275 million BIP Interests on issue, on a fully-exchanged basis.

6.5	The Combined Group’s financing

Following the implementation of the Scheme, the Combined Group’s external net debt will consist of:

(a) a series of bilateral revolving facilities on substantially the same terms;

(b) a new syndicated corporate facility;

(c) two or more series of medium-term notes;

(d) an Australian acquisition facility; and

(e) non-recourse holding company and asset-level financings

External debt within the consolidated group structure, on a pro forma, proportionally consolidated basis following implementation of the Scheme, will be US$8,554 million.

(a)	Existing BIP Corporate Revolving Credit Facilities

Brookfield Infrastructure has US$1.425 billion senior unsecured revolving credit facilities pursuant to a series of bilateral facilities. Such facilities are used for working capital and general corporate purposes including acquisitions and investments. The US$1.425 billion is available on a revolving basis for the full term of the facilities. Drawings under the facilities are subject to satisfaction of certain customary conditions precedent to drawing having been satisfied or waived, including all representations and warranties remaining true, no default having occurred and compliance with certain financial ratios. All amounts outstanding under these facilities are repayable on 30 June 2020. All obligations of Brookfield Infrastructure under the facilities are guaranteed by BIP. Loans under these facilities accrue interest at a floating rate based on LIBOR plus 1.20%. Brookfield Infrastructure is required to pay an unused commitment fee under the facilities of 18 basis points per annum. As at 30 June 2015, there were no draws on the credit facilities and US$105 million of letters of credit were issued. It is not expected that the Existing BIP Corporate Revolving Credit Facilities will be drawn in connection with the Transaction.

(b)	New BIP Corporate Credit Facility

A separate US$1 billion syndicated facility was entered into with an administration agent and a group of lenders all of whom are lenders under the Existing BIP Corporate Revolving Credit Facilities. The US$1 billion facility is available on a non-revolving basis for the purpose of:

●	making direct/indirect investments in the Acquirer, such funds to be exclusively used by the Acquirer for payment of the cash component of the Scheme Consideration and to pay fees and expenses associated therewith; and

●	using the proceeds for the direct/indirect purchase of Asciano Shares from Brookfield Asset Management or its Affiliates.

The New BIP Corporate Credit Facility bears substantially the same terms as the Existing BIP Corporate Revolving Credit Facilities, except that:

●	it matures one year following initial draw down;

●	draws are available in US$ only (and not in any other currency or by way of letter of credit or bankers’ acceptances);

●	following the initial drawdown there may be a further 3 subsequent drawdowns;

●	undrawn commitments will terminate on the earlier of: (a) 17 March 2016, if the initial drawdown is not made; (b) following the fourth drawdown; (c) on termination of the Scheme or the Deed Poll; or (d) any other occurrence which makes it impossible to complete the Scheme;

●	mandatory repayments are required following any: (a) incurrence of indebtedness by a borrower or guarantor party to the New BIP Corporate Credit Facility, or of any of the Fincos (as defined below), excluding any indebtedness under the Existing BIP Corporate Revolving Credit Facilities and any indebtedness incurred to repay any outstanding indebtedness at the maturity thereof; (b) any public offering of debt securities by any subsidiary of BIP (other than the Acquirer and any subsidiary of the Acquirer) that is a holding company without significant operations or assets; and (c) any public offering by any borrower or guarantor party to the New BIP Corporate Credit Facility or any of their subsidiaries of any of their equity securities or the right to obtain any of their equity securities (excluding: (i) any issuance of such equity securities to their Affiliates without offering such equity securities publicly; and (ii) the issuance of any equity securities in connection with the Scheme); and

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6.	Information about the Combined Group (cont)

●	drawings under the facility are subject to satisfaction of certain administrative conditions relating to the Scheme, including, amongst others, that the Scheme has been approved at the Second Court Hearing, all material government and regulatory approvals have been obtained to complete the transaction and that no Asciano Material Adverse Change (as defined in the Scheme Implementation Deed) has occurred.

(c)	BIP’s medium term notes

From time to time BIP raises funds under a shelf prospectus that qualifies the issuance of debt securities issued by the Fincos. An indenture dated as of 10 October 2012 between BIP’s wholly-owned subsidiaries, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd (collectively, the Fincos), and Computershare Trust Company of Canada (the Trustee), as supplemented and amended from time to time (the Indenture) provides for one or more series of unsecured debentures or notes of the Fincos (the Finco Bonds). On 10 October 2012, the Fincos issued CAN$400 million aggregate principal amount of 3.455% Medium Term Notes, Series 1, due 10 October 2017 under the Indenture. On 11 March 2015, the Fincos issued CAN$450 million aggregate principal amount of 3.452% Medium Term Notes, Series 2, due 11 March 2022 under the Indenture. The Finco Bonds are fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest by BIP and other related entities.

(d)	Acquisition Facilities

The Acquirer, as borrower, has entered into a senior secured syndicated facility agreement with, amongst others, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, Australia Branch, Citibank N.A., Sydney Branch, Deutsche Bank AG, Sydney Branch and The Hong Kong and Shanghai Banking Corporation Limited, Sydney Branch (each as an original lender and mandated lead arranger and underwriter).

Under the Acquisition Facilities, the Acquirer has commitments of A$1.9 billion available to it for the purpose of payment of the:

●	cash component of the Scheme Consideration; and

●	costs, fees and expenses incurred in connection with the Transaction and the establishment of the facilities.

The facilities have been made available to the Acquirer on a “certain funds” basis until 15 February 2016 (or such other later date as may be agreed between the Acquirer and all of the original lenders).

During the certain funds period:

●	the lenders agree that any duly completed funding request for the purpose of completing the Scheme or making other payments due as a part of completion under the Scheme Implementation Deed will be complied with; and

●	any rights which exist in favour of the lenders to cancel a facility or to rescind or terminate the Acquisition Facilities (or related finance documents), or to accelerate repayment of a facility, or to enforce any security interest or to exercise any right of set-off or counterclaim in relation to any drawing to be made, will not be exercised, provided that as at the requested funding date:

●	certain customary conditions precedent to drawing have been satisfied or waived (including, amongst others, Court approval of the Scheme on the Second Court Date and evidence that the Acquirer has been capitalised by way of certain equity contributions);

●	no “Major Representation” (being certain representations and warranties) being untrue or misleading in any material respect;

●	no “Major Default” (being certain events of default) is subsisting or being caused by the drawdown of the facilities; and

●	no circumstances which would make it unlawful for the lenders to provide the facilities are subsisting.

It is expected that the majority of the conditions precedent to drawing will be satisfied before the Second Court Date (other than the Court approval and certain other conditions which are intended to be satisfied concurrently with, or immediately prior to, the first drawdown on or about the Implementation Date). As at the date of this Scheme Booklet, the Acquirer is not aware of:

●	any circumstance which would prevent the satisfaction of the conditions precedent to drawing the facilities, and is confident that they will be satisfied, in time to allow payment in full of the debt funded component of the aggregate Scheme Consideration as and when due under the terms of the Scheme;

●	any circumstance which would lead to a “Major Representation” being untrue or misleading in any material respect;

●	the occurrence of any “Major Default” or any circumstance which would lead to a “Major Default” subsisting or being caused by the drawdown of the Acquisition Facilities; or

●	any circumstance which would make it unlawful for the lenders to provide the facilities.

(e)	Holding Entity and Operating Entity debt

Brookfield Infrastructure manages its debt exposure by financing its operations at the Holding Entity and Operating Entity levels on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. Brookfield Infrastructure also borrows in the currency where the asset operates, where possible, in order to hedge its currency risk. The acquisition facility described above in section 6.5(d) forms part of this Holding Entity debt.

The Combined Group’s non-recourse debt will be comprised of the Asciano Group’s debt, the Acquisition Facilities and existing non-recourse borrowings of US$6,710 million.

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6.	Information about the Combined Group (cont)

(f)	Maturity profile

The table below provides a summary of the pro forma debt maturities for each asset and corporate group on a pro forma, proportionally consolidated basis assuming successful implementation of the Scheme.

Combined Group Debt Profile Brookfield Infrastructure Partners L.P. $USD, millions
	Average Maturity	2015	2016	2017	2018	2019	After	Total
Recourse borrowings

Corporate	4	–	300	321	–	–	362	983

Non-recourse borrowings

Utilities	9	4	271	53	8	41	2,430	2,807

Transport[1]	8	288	241	200	943	107	2,713	4,492

Energy	7	11	15	511	–	145	390	1,072

Telecom	3	–	–	165	104	165	–	434
Total non-recourse borrowings	8	303	527	929	1,055	458	5,533	8,805
Total borrowings	7	303	827	1,250	1,055	458	5,895	9,788

Total cash retained in the business

Utilities								28

Transport[1]								258

Energy								44

Telecom								5

Corporate and other[2]								125

Cash total								460

Net debt

Utilities								2,779

Transport[1]								4,234

Energy								1,028

Telecom								429

Corporate and other								858
Total Net Debt								9,328

1.	BIP pro-rata share of Asciano layered onto Transport.
2.	Cash retained in business – after adjusting for BAM Private Placement, BIP Interests underlying BIP CDIs and Existing BIP Corporate Revolving Credit Facility.

6.6	Sources of Scheme Consideration

(a)	Overview

If the Scheme is implemented, Scheme Shareholders will receive the Scheme Consideration of A$6.9439 and 0.0387 BIP CDIs per Scheme Share (subject to the declaration of the Special Dividend and the Elections under the Scheme to receive Maximum Cash Consideration and Maximum Scrip Consideration – see Section 3.3). If the Special Dividend is declared, the cash component of the Scheme Consideration will decrease by the amount of the Special Dividend, up to A$0.90 per Scheme Share. Based on Asciano’s issued share capital as at the date of this Scheme Booklet, the maximum amount of cash required to be paid to Scheme Shareholders under the Scheme is approximately $6,733 million.

In addition, if holders of such number of rights under Asciano’s long and short-term incentive plans that are expected to be outstanding and to vest on or before the Scheme Meeting Date (as set out in Section 4.8) exercised those rights and are issued Scheme Shares before the Scheme Record Date, an additional maximum amount of A$19.3 million could be payable. In any event, the total cash to be paid cannot exceed the Total Cash Pool.

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6.	Information about the Combined Group (cont)

The Acquirer intends to fund the Scheme Consideration with a combination of debt and equity. The total amount of equity funding and debt finance available to the Acquirer is sufficient to pay the cash component of the Scheme Consideration (including if all rights under Asciano’s long and short-term incentive plans that are expected to be outstanding and to vest on or before the Scheme Meeting Date (as set out in Section 4.8) are exercised and whether or not the Special Dividend is declared (or is declared and is less than A$0.90 per Share).

The Scheme is not conditional on the Acquirer obtaining equity or debt finance to fund the payment of the Scheme Consideration. Accordingly, the description of the Acquirer’s funding arrangements below is provided for information purposes only, to demonstrate the arrangements that the Acquirer has in place to finance the payment of the Scheme Consideration if the Scheme becomes Effective and is implemented.

(b)	BIP CDIs

BIP has the capacity to issue the maximum number of BIP Interests underlying the BIP CDIs which the Acquirer may be required to transfer as Scheme Consideration. BIP Securityholder approval is not required for the issue of BIP Interests underlying the BIP CDIs required to implement the Scheme.

(c)	Equity funding

The Acquirer is the beneficiary of legally binding commitment letters from Affiliates of BIP, BIF, GIC Investor and bcIMC under which those parties agree to provide (or procure the provision from other sources) funding, to the Acquirer for the Acquirer to use to meet its obligations to pay the cash component of the Scheme Consideration and transaction expenses (the Equity Funding). In aggregate, the commitments under the commitment letters exceed $6 billion. Each of BIP, BIF, GIC Investor, and bcIMC’s commitments reflect its expected equity interest in Acquirer.

The obligation to provide the Equity Funding under the commitment letters is subject to certain customary conditions precedent being satisfied or waived (including, amongst others, Court approval of the Scheme on the Second Court Date) and that all of the conditions precedent to drawdown of the Acquisition Facilities are satisfied or waived.

BIP’s contribution to the Equity Funding will be funded from a combination of the proceeds of the New BIP Corporate Credit Facility and the BAM Private Placement along with existing funds (see Sections 6.4(c) and 6.5(b) for further details).

(d)	Debt funding

The Acquirer is the borrower under the Acquisition Facilities as set out in Section 6.5(d). The Acquisition Facilities will be utilised to fund the cash component of the Scheme Consideration not funded by the Equity Funding.

6.7	Pro forma historical financial information for Asciano

(a)	Introduction

This Section 6.7 contains the Asciano pro forma financial information comprising:

●	the unaudited pro forma statement of operating results for the year ended 31 December 2014 and the half year ended 30 June 2015; and

●	the unaudited pro forma statement of financial position as at 30 June 2015.

(collectively, the Asciano Pro Forma Financial Information).

(b)	Basis of preparation

The Asciano Pro Forma Financial Information has been prepared to illustrate to Asciano Shareholders:

●	the unaudited pro forma statement of operating results of Asciano for the twelve months ended 31 December 2014 and half year ended 30 June 2015.

●	the unaudited pro forma statement of financial position of Asciano as at 30 June 2015.

The Asciano Pro Forma Financial Information has been restated to reflect a reporting period from 1 January to 31 December (as opposed to a 30 June year-end) and to represent an ‘Income before income tax, depreciation and amortisation expense’ presentation format as used by BIP. This format has been adopted as it is not possible to estimate depreciation, amortisation expense and taxation, for the Combined Group, due to the reasons set out in the pro forma adjustments to the Statement of Operating Results in Section 6.8.

The Asciano Pro Forma Financial Information should be read in conjunction with the Investigating Accountants’ Report set out in Annexure C and the other information set out in this Scheme Booklet.

108	asciano scheme booklet

6.	Information about the Combined Group (cont)

(c)	Sources of information

The Asciano Pro Forma Financial Information has been derived from the Asciano historical financial information (Section 4.4).

Below is a bridge of income before income tax, depreciation and amortisation expense as noted in the Asciano reported financials to the revised reporting period.

Bridge Income before income tax, depreciation and amortisation expense	Year Ended 30 June AUD (m)	Restated Year Ended 31 December 2014 AUD (m)	Restated Half Year Ended 30 June 2015 AUD (m)
Income before income tax, depreciation and amortisation expense per Asciano Reported Results

1 January 2015 – 30 June 2015

– EBITDA	524		524

– Interest	(98)	(98)

1 July 2014 – 31 December 2014

– EBITDA	548	548

– Interest	(107)	(107)
FY15 Full Year Results As Reported (EBITDA)	1,072	548	524

FY15 Full Year Results As Reported (Interest)	(205)	(107)	(98)

1 January 2014 – 30 June 2014

– EBITDA	452	452

– Interest	(119)	(119)

1 July 2013 - 31 December 2013

– EBITDA	539

– Interest	(106)
FY14 Full Year Results As Reported (EBITDA)	991	452

FY14 Full Year Results As Reported (Interest)	(225)	(119)
Income before income tax, depreciation and amortisation expense		774	426

asciano scheme booklet	109

6.	Information about the Combined Group (cont)

Asciano Pro forma Financial Information

(1) Statement of Operating Results

The following table sets out the pro forma statement of operating results of Asciano. A convenience translation to U.S. dollars is also provided using an average exchange rate of AUD/USD 0.9023 for the year ended 31 December 2014 and 0.7823 for the half year ended 30 June 2015, to translate the pro forma operating results into the functional currency of BIP.

	Asciano Restated Historical financials Half Year Ended 30 June 2015 (per Section 4.4) AUD (m)	Asciano pro forma adjustments Half Year Ended 30 June 2015 AUD (m)	Asciano pro forma financials Half Year Ended 30 June 2015 AUD (m)	Asciano pro forma financials Half Year Ended 30 June 2015 USD (m)
Revenues	1,862	–	1,862	1,456

Direct operating costs	(1,376)	54	(1,322)	(1,034)

General and administrative expenses	–	–	–	–

Interest expense	(98)	–	(98)	(76)

Share of earnings from investments in associates	8	–	8	6

Mark-to-market on hedging items	–	–	–	–

Other (expenses) income	30	–	30	24
Income before income tax, depreciation and amortisation expense (“operating results”)	426	54	480	376

	Asciano Restated Historical financials Year Ended 31 December 2014 (per Section 4.4) AUD (m)	Asciano pro forma adjustments Year Ended 31 December 2014 AUD (m)	Asciano pro forma financials Year Ended 31 December 2014 AUD (m)	Asciano pro forma financials Year Ended 31 December 2014 USD (m)
Revenues	3,885	–	3,885	3,505

Direct operating costs	(2,949)	76	(2,873)	(2,592)

General and administrative expenses	–	–	–	–

Interest expense	(226)	–	(226)	(204)

Share of earnings from investments in associates	14	–	14	13

Mark-to-market on hedging items	–	–	–	–

Other (expenses) income	50	–	50	45
Income before income tax, depreciation and amortisation expense (“operating results”)	774	76	850	767

Pro forma adjustments

The adjustments that have been made in the presentation of the pro forma statement of operating results are made to adjust historic results for material items as defined in the relevant Asciano Financial Reports for the year ended 31 December 2014 and half year ended 30 June 2015 of A$76 million and A$54 million (excluding depreciation, amortisation and tax), respectively.

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6.	Information about the Combined Group (cont)

(2) Statement of Financial Position

The following table sets out the pro forma statement of financial position of Asciano. A translation to U.S. dollars is also provided using an exchange rate of AUD/USD 0.740045 as at 30 June 2015, to translate the statement of financial position into the functional currency of BIP.

No pro forma adjustments have been reflected in respect to the statement of financial position for the Asciano pro forma financials.

	Asciano Restated Historical financials as at 30 June 2015 (per Section 4.5) AUD (m)	Asciano Pro forma adjustments as at 30 June 2015 AUD (m)	Asciano Pro forma financials as at 30 June 2015 AUD (m)	Asciano Pro forma financials as at 30 June 2015 USD (m)
Assets
Cash and cash equivalents	127	–	127	94
Financial assets	114	–	114	84
Accounts receivable and other	468	–	468	347
Inventory	42	–	42	31
Assets classified as held for sale	52	–	52	38
Current assets	803	–	803	594

Property, plant and equipment	4,465	–	4,465	3,304
Intangible assets	2,796	–	2,796	2,070
Investments in associates	30	–	30	22
Investment properties	–	–	–	–
Financial assets	614	–	614	454
Other assets	59	–	59	44
Deferred income tax asset	71	–	71	52
Inventory	39	–	39	29
Total assets	8,877	–	8,877	6,569

Liabilities and capital
Liabilities
Accounts payable and other	655	–	655	485
Non-recourse borrowings	519	–	519	384
Financial liabilities	40	–	40	30
Liabilities directly associated with assets classified as held for sale	14	–	14	10
Current tax liability	31	–	31	23
Current liabilities	1,259	–	1,259	932

Corporate borrowings	–	–	–	–
Non-recourse borrowings	3,427	–	3,427	2,536
Financial liabilities	53	–	53	39
Other liabilities	169	–	169	125
Deferred income tax liability	–	–	–	–
Preferred shares	–	–	–	–
Total liabilities	4,908	–	4,908	3,632

Capital
Contributed equity	8,605	–	8,605	6,367
Reserves	(4,342)	–	(4,342)	(3,213)
Accumulated losses	(313)	–	(313)	(231)
Non-controlling interests	19	–	19	14
Total capital	3,969	–	3,969	2,937
Total liabilities and capital	8,877	–	8,877	6,569

45.	The implied foreign exchange rate as at 30 June 2015 represents the rate presented as part of the indicative transaction details when announced on 18 August 2015. It was deemed that this rate most accurately reflected the current position. This foreign exchange rate will ultimately differ to the final foreign exchange rate, subject to exchange rate movements between now and completion of the transaction.

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6.	Information about the Combined Group (cont)

6.8	Pro forma historical financial information for the Combined Group

(a)	Introduction

This Section 6.8 contains the Combined Group pro forma financial information comprising:

●	the unaudited pro forma combined statement of operating results for the year ended 31 December 2014 and the half year ended 30 June 2015; and

●	the unaudited pro forma combined statement of financial position as at 30 June 2015,

(collectively, the Combined Group Pro Forma Financial Information).

(b)	Basis of preparation

The Combined Group Pro Forma Financial Information has been prepared to illustrate to Asciano Shareholders:

●	the unaudited pro forma combined statement of operating results of Asciano and BIP for the twelve months ended 31 December 2014 and half year ended 30 June 2015; and

●	the unaudited pro forma combined statement of financial position of Asciano and BIP as at 30 June 2015.

The Combined Group Pro Forma Financial Information should be read in conjunction with the Investigating Accountants’ Report set out in Annexure B and the other information set out in this Scheme Booklet.

As a result of the implementation of the Scheme BIP will control (in accordance with the requirements of IFRS) Asciano and will consolidate Asciano from the date that this control becomes effective.

The implementation of the Scheme will be accounted for by BIP under IFRS using the purchase method of accounting.

Sources of information

The Combined Group Pro Forma Financial Information has been derived from:

●	the Asciano Pro Forma Financial Information (Section 6.7);

●	the BIP Historical Financial Information (Section 5.5); and

●	the pro forma adjustments set out in this Section 6.8.

(c)	Brookfield Infrastructure Combined Group Pro forma Financial Information

(1) Statement of Operating Results

The following table sets out the pro forma statement of operating results of the Brookfield Infrastructure Combined Group. The information has been presented in U.S. dollars, as this is the reporting currency of the Combined Group. A convenience translation to Australian dollars is also provided using an average exchange rate of AUD/USD 0.9023 for the year ended 31 December 2014 and 0.7823 for the half year ended 30 June 2015. The pro forma financial information has been presented as an “income before income tax, depreciation and amortisation” format as used by BIP. This format has been adopted as it is not possible to estimate depreciation, amortisation and taxation due to the reasons set out in the pro forma adjustments to the Statement of Operating Results below.

	Historical Half	Asciano pro		Pro forma (post Scheme)
	Year Ended	forma financials	Scheme related	Half Year ended 30 June 2015
	30 June 2015	Half Year Ended	pro forma
	BIP	30 June 2015	adjustments
	(per Section 5.5)	(per Section 6.7)	Pro forma	Combined	Combined
	USD (m)	USD (m)	USD (m)	USD (m)	AUD (m)
Revenues	932	1,456	–	2,388	3,053

Direct operating costs	(400)	(1,034)	–	(1,434)	(1,833)

General and administrative expenses	(69)	–	(18)	(87)	(111)

Interest expense	(183)	(76)	(47)	(306)	(391)

Share of earnings from investments in associates	37	6	–	43	55

Mark-to-market on hedging items	58	–	–	58	74

Other (expenses) income	9	24	–	33	42
Income before income tax, depreciation and amortisation expense (“operating results”)	384	376	(65)	695	889

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6.	Information about the Combined Group (cont)

	Historical Half	Asciano pro		Pro forma (post Scheme)
	Year Ended	forma financials	Scheme related	Half Year ended 30 June 2015
	30 June 2015	Half Year Ended	pro forma
	BIP	30 June 2015	adjustments
	(per Section 5.5)	(per Section 6.7)	Pro forma	Combined	Combined
	USD (m)	USD (m)	USD (m)	USD (m)	AUD (m)
Attributable to:

Limited partners	154	151	(26)	279	357

General partner	18	17	(3)	32	41

Non-controlling interest attributable to:

Redeemable Partnership Units held by Brookfield	60	58	(10)	108	138

Interests of others in operating subsidiaries	152	149	(26)	275	352

Preferred unitholders	–	1	–	1	1

	Historical	Asciano pro		Pro forma (post Scheme)
	Year Ended	forma financials	Scheme related	Year Ended 31 December 2014
	31 December 2014	Year Ended	pro forma
	BIP	31 December 2014	adjustments
	(per Section 5.5)	(per Section 6.7)	Pro forma	Combined	Combined
	USD (m)	USD (m)	USD (m)	USD (m)	AUD (m)
Revenues	1,924	3,505	–	5,429	6,017

Direct operating costs	(846)	(2,592)	–	(3,438)	(3,810)

General and administrative expenses	(115)	–	(35)	(150)	(166)

Interest expense	(362)	(204)	(109)	(675)	(748)

Share of earnings from investments in associates	58	13	–	71	79

Mark-to-market on hedging items	38	–	–	38	42

Other (expenses) income	(1)	45	–	44	48
Income before income tax, depreciation and amortisation expense (“operating results”)	696	767	(144)	1,319	1,462

Attributable to:

Limited partners	303	334	(63)	574	636

General partner	24	26	(5)	45	50

Non-controlling interest attributable to:

Redeemable Partnership Units held by Brookfield	117	129	(24)	222	246

Interests of others in operating subsidiaries	252	278	(52)	478	530

Preferred unitholders	–	–	–	–	–

Pro forma adjustments

The adjustments that have been made in the presentation of the pro forma statement of operating results are as follows:

The pro forma statement of financial position presents the financial position of BIP where the Scheme and related arrangements have been implemented.

Pro forma adjustments have been made as follows:

●	adjust selling, general and administrative expenses to reflect the impact of the implementation of the Scheme on Brookfield Infrastructure’s Base Management Fees had the Scheme been implemented on 1 January 2014. The pro forma adjustment is US$35 million and US$18 million for the year and half year ended 31 December 2014 and 30 June 2015, respectively. For the purposes of the pro forma adjustment, it has been assumed that on 1 January 2014, US$1,600 million or 37.9 million BIP Interests underlying BIP CDIs were issued under the Scheme and US$250 million or 5.8 million Redeemable Partnership Units were issued to Brookfield, and US$300 million of recourse debt was drawn under corporate credit facilities with the remainder of the Scheme funded via US$675 million of corporate cash and financial assets; and

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6.	Information about the Combined Group (cont)

●	the Acquirer has secured Acquisition Facilities of A$1.9 billion to support the acquisition of Asciano. The facility will be used entirely to fund part of the cash consideration under the Scheme. After implementation of the Scheme, the facility will be recourse only to the Acquirer’s investment in Asciano. It is estimated the impact of the A$1.9 billion additional debt would result in an increase in the interest expense for the year ended 31 December 2014 and the half year ended 30 June 2015 of US$109 million and US$47 million respectively.

Impact of Depreciation and Amortisation, Interest and Income Tax

●	Historical depreciation and amortisation for the year ended 31 December 2014 and half year ended 30 June 2015 was approximately US$380 million and US$196 million respectively for BIP, and US$370 million and US$147 million respectively for Asciano (in aggregate US$750 million for the year ended 30 December 2014 and US$343 million for the half year ended 30 June 2015). These amounts reflect the depreciation and amortisation based on historical values in the financial statements for those entities.

●	No pro-forma adjustments have made for the additional depreciation, amortisation and income tax arising from the difference in fair value of assets acquired and historical carrying value.

Depreciation

The accounting policy of BIP is to record property, plant and equipment at fair value and to assess fair value on a regular basis under the revaluation method available as a policy choice under IFRS. Revaluation increments or decrements are recorded in the revaluation reserve (other comprehensive income) or in the income statement, depending on whether they are reversing a previously recorded increment or decrement. Accordingly, it is not possible to estimate the incremental depreciation expense that would have been recorded by BIP with respect to Asciano’s assets for the year ended 31 December 2014 and the half year ended 30 June 2015 as the fair value of those assets at each point in time (being 1 January 2014 and 1 January 2015) is unable to be determined and accordingly, the depreciation expense associated with Asciano’s assets for the relevant historic periods has not been able to be determined.

Amortisation

The purchase price accounting for the acquisition gives rise to the recognition of intangible assets and has been determined on a preliminary basis by the BIP GP Directors who have undertaken a preliminary fair value assessment of the carrying value of Asciano’s net assets. Such an assessment requires judgement, and until finalising the acquisition an allocation of the intangible assets amount to individual identifiable intangible assets and goodwill and identifying their respective useful lives is unable to be determined. As such, it is not possible to estimate the amortisation expense that would have been recorded by BIP with respect to intangible assets arising on the acquisition of Asciano for the year ended 31 December 2014 and the half year ended 30 June 2015.

Tax

Due to the above noted comments on depreciation and amortisation a Combined Group income tax expense is not able to be determined.

(2)	Statement of Financial Position

The following table sets out the unaudited pro forma combined statement of financial position of the Combined Group. The information has been presented in U.S. dollars, as this is the reporting currency of the Combined Group. A convenience translation to Australian dollars is also provided using an exchange rate of AUD/USD 0.740046 as at 30 June 2015.

		Asciano		Pro forma (post Scheme)
	Historical as at	Pro forma	Scheme related	as at 30 June 2015
	30 June 2015	financials as at	Pro-forma	Combined
	BIP	30 June 2015	adjustments
	(per Section 5.5)	(per Section 6.7)	Pro forma
	USD (m)	USD (m)	USD (m)	USD (m)	AUD (m)
Assets
Cash and cash equivalents	652	94	(540)	206	279
Financial assets	427	84	(230)	281	380
Accounts receivable and other	350	347	–	697	941
Inventory	18	31	–	49	66
Assets classified as held for sale	568	38	–	606	819
Current assets	2,015	594	(770)	1,839	2,485

Property, plant and equipment	7,882	3,304	835	12,021	16,244
Intangible assets	3,483	2,070	2,964	8,517	11,509
Investments in associates	2,716	22	–	2,738	3,701
Investment properties	163	–	–	163	220
Financial assets	521	454	–	975	1,318
Other assets	78	44	–	122	164
Deferred income tax asset	94	52	–	146	198
Inventory	–	29	–	29	39
Total assets	16,952	6,569	3,029	26,550	35,878

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	534	485	80	1,099	1,484
Non-recourse borrowings	320	384	12	716	968

46.	The implied foreign exchange rate represents the rate presented as part of the Transaction details when announced on 18 August 2015. This foreign exchange rate will ultimately differ from the final foreign exchange rate, subject to exchange rate movements between now and completion of the Transaction.

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6.	Information about the Combined Group (cont)

		Asciano		Pro forma (post Scheme)
	Historical as at	Pro forma	Scheme related	as at 30 June 2015
	30 June 2015	financials as at	Pro-forma	Combined
	BIP	30 June 2015	adjustments
	(per Section 5.5)	(per Section 6.7)	Pro forma
	USD (m)	USD (m)	USD (m)	USD (m)	AUD (m)
Financial liabilities	200	30	–	230	311
Liabilities directly associated with assets classified as held for sale	195	10	–	205	277
Current tax liability	–	23	–	23	31
Current liabilities	1,249	932	92	2,273	3,071

Recourse borrowings	683	–	300	983	1,328
Non-recourse borrowings	5,695	2,536	1,462	9,693	13,098
Financial liabilities	457	39	–	496	671
Other liabilities	543	125	–	668	903
Deferred income tax liability	1,394	–	–	1,394	1,884
Preferred shares	20	–	–	20	27
Total liabilities	10,041	3,632	1,854	15,527	20,982

Partnership capital/equity
Limited partners	3,864	–	1,426	5,290	7,149
Non-controlling interest attributable to:
Redeemable Partnership LP Units held by Brookfield	1,519	–	397	1,916	2,589
Interest of others in operating subsidiaries	1,410	–	2,293	3,703	5,004
Non-controlling interest		14	(14)	–	–
General partner	22	–	(4)	18	24
Preferred unitholders	96	–	–	96	130
Contributed equity	–	6,367	(6,367)	–	–
Reserves	–	(3,213)	3,213	–	–
Accumulated losses	–	(231)	231	–	–
Total partnership capital/equity	6,911	2,937	1,175	11,023	14,896
Total liabilities and partnership capital/equity	16,952	6,569	3,029	26,550	35,878

Pro forma adjustments

The adjustments that have been made in the presentation of the pro forma statement of financial position are as follows:

Impact of the Scheme

The pro forma statement of financial position presents the financial position of BIP where the Scheme and related arrangements have been implemented resulting in BIP acquiring a 55% interest in Asciano. It is assumed that implementation of the Scheme will result in BIP assuming control of Asciano and consolidating Asciano from the date that control is obtained. A minority interest of 45% associated with the interest acquired by BIF, the GIC Investor and bcIMC is also reflected.

Under the terms of the Scheme, subject to the Elections to receive Maximum Cash Consideration and Max Scrip Consideration explained in Section 3.3, Scheme Shareholders who elect, or are deemed to have elected, Standard Consideration will receive for each Asciano Share held:

●	A$6.9439 in cash; and

●	0.0387 BIP CDIs.

Under the mix-and-match alternative to be offered to Scheme Shareholders, each Scheme Shareholder will be able to choose to maximise either their cash or their Brookfield Infrastructure scrip, subject to aggregate caps on each of the two components. Where the cap is reached for either component, Scheme Shareholders who have elected to receive the maximum quantity of that component will be scaled-back on a pro-rata basis. BIP will issue approximately 37.9 million BIP Interests underlying BIP CDIs under the Scheme. A corresponding number of Managing General Partner Units in BILP (to the number of BIP Interests underlying BIP CDIs issued under the Scheme) will be issued to BIP.

As BIP will participate in the offering of new Managing General Partner Units at a percentage greater than its ownership interest in BILP prior to the Transaction, this will result in an increase from approximately 71% to 73% in BIP’s ownership interest in BILP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in BILP will be increased and the proceeds of the BIP Interests will result in a US$155 million apportionment between the non-controlling interest in BILP and BIP Interests.

BIP has entered into an agreement whereby Brookfield will subscribe for approximately 5.8 million Redeemable Partnership Units in BILP for aggregate proceeds of US$250 million at a price of US$43.20 per BIP Interest. All of the proceeds of the placement will be used to fund part of the cash portion of Brookfield Infrastructure’s commitment under the Scheme. Completion of the placement is contingent upon the Scheme becoming unconditional.

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6.	Information about the Combined Group (cont)

The Acquirer has secured the benefit of the Acquisition Facilities of A$1.9 billion to support the acquisition of Asciano. The facilities will be used entirely to fund part of the cash consideration under the Scheme. After implementation of the Scheme, the facilities will be recourse only to the Acquirer’s investment in Asciano.

Brookfield Infrastructure has also secured the New BIP Corporate Credit Facility of US$1 billion. The New BIP Corporate Credit Facility is with a syndicate of banks, all of whom are also lenders under Brookfield Infrastructure’s US$1.425 billion Existing BIP Corporate Revolving Credit Facilities. This New BIP Corporate Credit Facility ranks pari passu with the Existing BIP Corporate Revolving Credit Facities. For the purposes of this pro forma financial information, it has been assumed that the New BIP Corporate Credit Facility will be drawn US$300 million to fund cash consideration required under the Scheme.

For the purposes of this pro forma combined financial information, it has been assumed that the remaining cash consideration under the Scheme required by BIP of approximately A$675 million is to be funded via cash and financial assets on hand as at the Implementation Date.

Fees that are directly attributable to the Transaction, including fees payable to advisors, have been accrued pre the effects of deferred tax benefits in the pro forma combined statement of financial position.

If the Scheme becomes Effective, the value of the equity recognised will be based on the BIP Interests price at the date that control is obtained. Any change in the value of equity will result in a corresponding adjustment to the purchase price accounting for the acquisition in accordance with IFRS.

Acquisition and consolidation of Asciano

The acquisition of Asciano will be accounted for under the purchase method of accounting applicable under IFRS. BIP will complete an assessment of the appropriate purchase price allocation following implementation of the Scheme. For the purposes of this pro forma combined financial information, BIP has made a preliminary assessment of its view of the fair value of the assets, liabilities and contingent liabilities acquired against the carrying values of property, plant and equipment, intangibles, goodwill and deferred taxes acquired. However, the provisional purchase price accounting will not be performed until implementation of the Scheme. For the purposes of the Scheme a preliminary purchase price allocation has been undertaken. The provisional and final accounting for the acquisition may vary materially from this preliminary assessment.

Property, Plant & Equipment

The accounting policy of BIP is to record property, plant and equipment at fair value and to assess fair value on a regular basis. For the purposes of the pro forma financial information, BIP has made a preliminary assessment of its view of the fair value of Asciano’s property, plant and equipment assets for the statement of financial position as at 30 June 2015.

Intangible Assets

The purchase price accounting for the acquisition has been determined on a preliminary basis and the pro forma adjustments made to reflect the estimated financial effect of fair value accounting for the acquisition are illustrative only. BIP has used an estimate of fair value allocation for total intangibles based on information available to management of BIP. Intangible assets may include goodwill, as well as separately identifiable intangible assets (and deferred tax consequences on the recognition of these) such as customer contracts and relationships, IT development and software costs, brand names and future track access rights. It is not possible to estimate the fair value of these individual components of intangibles, nor the tax consequences of such amounts. If deferred tax was calculated on the full amount of the Scheme related pro forma adjustment in respect of intangible assets, assuming such amount represents a temporary difference, a deferred tax liability and corresponding intangible asset of 28-30% of the intangible asset amount would be recognised. The actual deferred tax liability amount and corresponding intangible asset to be recognised will be based on the final accounting for the acquisition.

IFRS which are consistent with Australian Accounting Standards require a full allocation of fair value acquired. BIP will undertake a formal valuation of the acquired assets subsequent to the date the acquisition completes. Accordingly, the formal valuation may give rise to material differences in values allocated to property, plant and equipment and intangible assets and may also give rise to fair value being allocated to other statement of financial position line items including goodwill. The final accounting for the acquisition may vary materially from this preliminary assessment.

Borrowings

The debt currently held by Asciano as at 30 June 2015 has been included at fair value as part of the pro forma adjustments.

6.9	Financial forecasts

Brookfield Infrastructure has given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful forecast financial information for the Combined Group in addition to the distribution guidance given. The BIP GP Directors have concluded that forecast financial information would be misleading to provide, as a reasonable basis does not exist for providing forecasts that would be sufficiently meaningful and reliable as required by applicable Australian law, policy and market practice. The financial performance of the Combined Group in any period will be influenced by various factors that will be outside of the control of the BIP GP and the BIP GP Directors and that cannot, at this time, be predicted with a high level of confidence.

In addition, Brookfield Infrastructure does not have an established practice of issuing financial forecasts given the potential impact of the considerations above, nor are financial forecasts required by Canadian, United States or Bermuda law.

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OOCL
PM103
PM103
8

7. Comparison of Constitutions, Corporate Laws and Securityholder Rights

asciano

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7. Comparison of Constitutions, Corporate Laws and Securityholder Rights asciano scheme booklet 117

7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights

7.1	Introduction

BIP is a Bermuda exempted limited partnership that was established on 21 May 2007 under the provisions of the Exempted Partnerships Act and the Limited Partnership Act. BIP Interests are fully paid partnership units quoted on TSX and NYSE. In connection with the Scheme, BIP CDIs will be listed on ASX.

The rights of BIP Securityholders, as limited partners of BIP, are governed by the laws of Bermuda and the Limited Partnership Agreement, a summary of which is set out Annexure F.

(a)	Reporting and continuous disclosure

BIP is an “SEC foreign issuer” under Canadian securities law and a “foreign private issuer” under U.S. federal securities laws. As an “SEC foreign issuer”, BIP is generally able to satisfy its continuous disclosure obligations by complying with U.S. federal securities laws and paying the prescribed fees. However, documents filed with the U.S. Securities and Exchange Commission (“SEC”) must also be filed in Canada, and any documents that are required by U.S. federal securities laws to be sent to BIP Securityholders must also be sent to BIP Securityholders resident in Canada at the same time as (or as soon as practicable thereafter) and in the same manner as they are sent to non-Canadian BIP Securityholders. As a “foreign private issuer”, BIP is required to file an annual report on Form 20-F with the SEC and a report of a foreign private issuer on Form 6-K disclosing any information BIP makes or is required to make public pursuant to the laws of its jurisdiction of incorporation or the laws of its jurisdiction of its domicile, files or is required to file with the stock exchange on which its securities are traded, or distributes or is required to distribute to BIP Securityholders. In addition, BIP is not required to file proxy circulars or solicit proxies under either the Canadian or U.S. securities authorities. As a practical matter, BIP will not routinely solicit voting proxies from BIP Securityholders as the BIP Interests do not have voting rights except in limited circumstances.

(b)	Applicable law

The relevant law of Bermuda, as it applies to BIP, BIP GP and BILP is essentially embodied in the provisions of the Limited Partnership Act, the Partnership Act of 1902 (Bermuda) and the Exempted Partnerships Act.

The information in this Section 7 is not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general guide only. Scheme Shareholders should consult with their own financial, legal or other professional adviser if they require further information.

7.2	Rights attaching to the BIP CDIs

(a)	BIP CDIs

A CDI (or CHESS Depositary Interest) is a financial product quoted on the ASX. CDIs are used to enable the securities of foreign companies to be traded on the ASX.

In the case of the BIP CDIs available under the Scheme, each BIP CDI will represent one BIP Interest and will confer a beneficial interest in that BIP Interest.

The BIP Interests to which BIP CDIs relate will be issued by BIP to a depositary nominee which will hold legal title to those shares on behalf of the holders of the BIP CDIs. It is BIP’s current intention to appoint CHESS Depositary Nominees Pty Ltd, a wholly owned subsidiary of ASX Limited, as depositary nominee.

The ASX Settlement Operating Rules contain provisions governing CDIs and have effect as a contract between CDI holders, the depositary nominee and BIP by virtue of the Corporations Act. These rules facilitate the relationship between the depository nominee and the holders of CDIs, including in respect of the features summarised in Section 7.2(b) below.

BIP CDIs will be quoted and traded on the ASX in Australian dollars. They will not be quoted and traded on the NYSE or the TSX.

(b)	Key features of BIP CDIs

The key features of BIP CDIs are summarised below:

General

Except for certain differences noted in Section 7.2(c) below, the rights attaching to BIP CDIs are economically equivalent to the rights attaching to BIP Interests and BIP will generally be required to treat holders of BIP CDIs as if they were the registered holders of the BIP Interests underlying those BIP CDIs. This means that economic benefits such as distributions will generally flow through to holders of BIP CDIs as if they were the registered holders of the underlying BIP Interests.

1:1 ratio	Each BIP CDI will represent one BIP Interest. The underlying BIP Interest will be held by a depositary nominee, CHESS Depositary Nominees Pty Ltd, a wholly owned subsidiary of ASX Limited.

Voting

Holders of BIP CDIs will receive notices of meetings of holders of BIP Interests.

As holders of BIP CDIs are not the registered holders of the BIP Interests to which those CDIs relate, they will not be entitled to vote in person at a meeting of holders of BIP Interests.

However, the holder of a BIP CDI can direct the depositary nominee to cast votes in a particular manner on their behalf or they can require the depositary nominee to appoint the holder (or a person nominated by the holder) as proxy to exercise any votes attaching to the BIP Interests which underlie the holder’s BIP CDIs.

If a holder of a BIP CDI wishes to attend and vote in person at a meeting of holders of BIP Interests, the holder must first convert their BIP CDIs into the underlying BIP Interests in sufficient time before the record date for the meeting.

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

Takeovers

The depositary nominee must not accept a takeover offer or similar control transaction in respect of any BIP Interests it holds on behalf of a holder of BIP CDIs unless the holder of the BIP CDIs has directed the depositary nominee to accept the offer. It is the depositary nominee’s responsibility to ensure that the bidder processes those acceptances.

Conversion of BIP CDIs into BIP Interests

Holders of BIP CDIs may at any time convert their BIP CDIs into BIP Interests listed on the NYSE and the TSX by contacting:

●     BIP’s Australian share registry (Computershare Investor Services Pty Limited), if their BIP CDIs are held on the issuer sponsored subregister; or

●     their broker, if their BIP CDIs are held on the CHESS subregister.

Requests for conversion will ordinarily be processed within one to three business days although the time for conversion may take longer. Conversion is achieved by transferring the underlying BIP Interests from the depositary nominee to the holder of the BIP CDI.

No trading of the underlying BIP Interests can take place on the NYSE or the TSX until the conversion process has been completed.

Communications from BIP

BIP will communicate directly with holders of BIP CDIs with respect to corporate actions such as distributions, bonus issues and rights issues and will send notices and other documents (e.g. notices of meetings) to holders of BIP CDIs at the same time as they are sent to holders of BIP Interests.

Trading

Following the listing of BIP CDIs on the ASX, BIP CDIs can be traded on the ASX. They will not be tradeable on the NYSE or the TSX.

If a holder of BIP CDIs wishes to trade on the NYSE or the TSX, they must convert the BIP CDIs into the underlying BIP Interests (see above). BIP Interests can also be converted to BIP CDIs to permit trading on ASX. Holders wishing to trade on ASX will need to satisfy themselves that they are able to do so in compliance with applicable laws, including section 707(3) of the Corporations Act (this section will not restrict trading of BIP CDIs issues under the Scheme or which relate to BIP Interests which have been on issue for more than 12 months).

Distributions

Distribution record and payment dates will be the same for BIP Interests and BIP CDIs.

Any cash distributions will be converted and paid directly to holders of BIP CDIs in Australian dollars by BIP’s Australian share registry, Computershare Investor Services Pty Limited.

Evidence of ownership

Asciano Shareholders who receive BIP CDIs under the Scheme will receive a holding statement in respect of their BIP CDIs rather than a holding statement or share certificate for the underlying BIP Interests. Revised holding statements will be provided on a periodic basis if there is a change in the number of BIP CDIs held e.g. as a consequence of trading activity.

BIP CDIs may be held on the issuer sponsored subregister or on the CHESS subregister.

If you currently hold your Asciano Shares on the issuer sponsored subregister, you will receive your BIP CDIs on the issuer sponsored subregister. If you currently hold your Asciano Shares on the CHESS subregister, you will receive your BIP CDIs on the CHESS subregister.

Existing Asciano Shareholder instructions and information

Existing dividend mandates to bank or building society accounts given by Asciano Shareholders in relation to dividends paid by Asciano, email addresses and instructions given to Asciano in relation to notices and other communications will be applied automatically to Brookfield and the BIP CDIs which Asciano Shareholders receive on the Scheme, unless the Asciano Shareholder provides alternative instructions on or prior to the Scheme Record Date or once they become a BIP CDI holder.

(c)	Principal differences between holding BIP CDIs and BIP Interests

The principal difference between holding a BIP CDI and holding a BIP Interest is that the holder of a BIP CDI has an indirect, beneficial interest in the BIP Interest underlying their BIP CDI instead of directly owning that BIP Interest. This means that the holder of the BIP CDI is not the registered holder of the underlying BIP Interest and therefore:

●	cannot directly trade the underlying BIP Interest; and

●	is not a limited partner of BIP in respect of the underlying BIP Interest.

As noted in Section 7.2(b) above, there are certain differences which Asciano Shareholders should consider:

Arrangements for voting and attendance at meetings

As a holder of BIP CDIs is not a limited partner of BIP, they cannot attend a meeting of holders of BIP Interests and vote in person as a limited partner. However, as explained above in Section 7.2(b), a holder of a BIP CDI can direct the depositary nominee to cast votes on their behalf or direct the nominee to appoint the holder (or a person nominated by the holder) as proxy.

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

Potentially different treatment of fractional entitlements

The depositary nominee’s holding of BIP Interests will be treated as a single holding, rather than as a number of smaller, separate holdings corresponding to the individual interests of holders of BIP CDIs. In the context of bonus issues, rights issues, and other similar corporate actions, this may result in marginal differences between the resulting entitlements of holders of BIP CDIs and the entitlements they would have received if they directly held the BIP Interests underlying their BIP CDIs.

For example, if entitlements under a distribution will be rounded up, the rounding up will only apply to the depositary nominee’s aggregate holding of BIP Interests and will not be applied to each of the notional holdings of BIP Interests of the BIP CDI holders. This would lead to a reduced level of rounding up in respect of the BIP Interests underlying the BIP CDIs.

BIP will be required to notify holders of BIP CDIs of such differences and to minimise them to the extent legally permissible.

BIP CDIs will be listed on the ASX and BIP Interests will be listed on the NYSE and the TSX

BIP CDIs will be tradeable on the ASX only. This has the advantage that BIP CDIs can be traded during Australian business hours using Australian brokers in prices quoted in Australian dollars.

However, the number of BIP CDIs listed on the ASX will be less than the number of BIP Interests listed on the TSX and the NYSE. This is because the scrip component of the Scheme Consideration is limited to the Total Scrip Pool. It is therefore possible that the market for BIP CDIs will be less liquid than the market for BIP Interests on the NYSE and the TSX. This may have the effect of reducing the volume of BIP CDIs that can be bought and sold on the ASX and the speed with which they can be bought and sold. This reduced liquidity may also result in BIP CDIs trading at a discount to BIP Interests on the TSX and the NYSE. However, a holder of BIP CDIs can convert their BIP CDIs into BIP Interests tradeable on the NYSE and TSX at no charge, should the holder wish to access the market in BIP Interests on the NYSE and the TSX.

Exercise of shareholder rights

As holders of BIP CDIs are not limited partners of BIP, the rights attaching to BIP Interests which underlie their BIP CDIs must be exercised by the depository nominee. A holder of BIP CDIs may instruct the depositary nominee to exercise those rights on their behalf (or first convert their BIP CDIs to BIP Interests). In contrast, a holder of BIP Interests can directly exercise the rights attaching to their BIP Interests in such manner as they choose.

7.3	Rights attaching to the BIP Interests

Set out below is a brief summary of the rights attaching to the BIP Interests, a more detailed summary of the Limited Partnership Agreement is set out in Annexure F.

(a)	Meetings of BIP Securityholders

BIP GP may call special meetings of BIP Securityholders at a time and place outside of Canada as determined by BIP GP on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Only BIP Securityholders on the record date set by BIP GP are entitled to notice of any meeting.

BIP Securityholders do not have the ability to call a special meeting.

Any action that may be taken at a meeting of the BIP Securityholders may be taken without a meeting if written consent is solicited by or on behalf of BIP GP and receives approval of not less than the minimum percentage of support necessary to authorise or take such action at a meeting. Any such consent solicitation may specify that any written consents must be returned to BIP within the time period, which may not be less than 20 days, specified by BIP GP. Only BIP Securityholders on the record date set by BIP GP will be entitled to provide consents with respect to matters as to which a consent right applies.

(b)	Voting entitlements

BIP Securityholders are not entitled to vote on matters relating to BIP, although the consent of the relevant BIP Securityholders is required in respect of the following matters:

●	an amendment to the Limited Partnership Agreement that increases the obligations of any BIP Securityholder;

●	an amendment that would have a material adverse effect on the rights or preferences of any type or class of BIP Securityholders in relation to other classes of BIP Securityholders;

●	an amendment that reduces the voting percentage required to take any action; and

●	any approval by BIP GP which causes BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approval on BIP’s behalf of the sale, exchange or other disposition of all or substantially all of the assets of BIP’s Subsidiaries.

Each BIP Interest entitles the holder to one vote for the purposes of any approvals of holders of BIP Interests.

(c)	Entitlements to distributions

Subject to the rights of holders of Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of the Preferred Units, distributions to BIP Securityholders will be made only as determined by BIP GP in its sole discretion. However, BIP GP will not be permitted to cause BIP to make a distribution if it does not have sufficient cash available, the distribution would render it insolvent or if, in the opinion of BIP GP, the distribution would leave it with insufficient funds to meet any future or contingent obligations. In addition, BIP will not be permitted to make a distribution on the BIP Interests unless all accrued distributions have been paid in respect of the Class A Preferred Units, Series 1 Preferred Units, Series 2 Preferred Units and all other interests ranking prior to or on a parity with the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units with respect to the payment of distributions.

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

Subject to the terms of any Preferred Units outstanding at the time, any distributions from BIP will be made to the limited partners holding BIP Interests and BIP GP in the ratio of 99.99% and 0.01% respectively. Distributions to holders of Class A Preferred Units in accordance with their terms rank higher in priority than distributions to holders of BIP Interests. Each holder of BIP Interests or Preferred Units will receive a pro rata share of distributions made to all holders of BIP Interests or Preferred Units, as applicable, in accordance with the proportion of all outstanding units held by such holder.

(d)	Amendments to the Limited Partnership Agreement

Amendments to the Limited Partnership Agreement may be proposed only by or with the consent of BIP GP. Subject to the terms of the Preferred Units, amendments generally require the approval of a majority of the holders of BIP Interests. However, there are certain amendments that do not require approval by BIP Securityholders, these include:

●	a change in the name of BIP, the location of BIP’s registered office, or BIP’s registered agent;

●	the admission, substitution or withdrawal of partners in accordance with the Limited Partnership Agreement;

●	a change that BIP GP determines is necessary or appropriate for BIP to qualify or to continue BIP’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that BIP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

●	an amendment that BIP GP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

●	an amendment that is necessary, in the opinion of BIP’s counsel, to prevent BIP or BIP GP (or its directors, officers, agents or trustees) from having a material risk of being in any manner subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

●	subject to the terms of any Preferred Units, an amendment that BIP GP determines in its sole discretion to be necessary or appropriate for the creation, authorisation or issue of any class or series of BIP Securities or options, rights, warrants or appreciation rights relating to the BIP Securities;

●	any amendment expressly permitted in the Limited Partnership Agreement to be made by BIP GP acting alone;

●	an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Limited Partnership Agreement;

●	any amendment that in the sole discretion of BIP GP is necessary or appropriate to reflect and account for the formation by BIP of, or its investment in any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Limited Partnership Agreement;

●	a change in BIP’s fiscal year and related changes; or

●	any other amendments substantially similar to any of the matters described directly above.

In addition, BIP GP may make amendments to the Limited Partnership Agreement without the approval of BIP Securityholders if those amendments, in the discretion of BIP GP:

●	do not adversely affect BIP Securityholders considered as a whole (including any particular class of BIP Securities as compared to other classes of interests) in any material respect;

●	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

●	are necessary or appropriate to facilitate the trading of BIP Securities or to comply with any rule, regulation, guideline or requirement of any securities exchange on which BIP Securities are or will be listed for trading;

●	are necessary or appropriate for any action taken by BIP GP relating to splits or combinations of BIP Securities under the provisions of the Limited Partnership Agreement; or

●	are required to effect the intent expressed in the provisions of the Limited Partnership Agreement or are otherwise contemplated by the Limited Partnership Agreement.

Aside from the above, no amendment shall become effective without the approval of at least 90% of the voting power of the holders of BIP Interests unless BIP obtains an opinion of counsel with respect to tax matters and limited liability.

No amendment may be made that would:

●	enlarge the obligations of any BIP Securityholder without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interest in relation to other classes of partnership interest may be approved by at least a majority of the type or class of partnership interest so affected; or

●	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BIP to BIP GP or any of its Affiliates without the consent of BIP GP, which may be given or withheld in its sole discretion.

The provision of the Limited Partnership Agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the BIP Interests. Further detail on the Limited Partnership Agreement, including the circumstances in which it may be amended is set out in Annexure F.

(e)	Merger, sale or other disposition of assets

Any merger, consolidation or other combination of BIP requires the prior approval of BIP GP who has no duty or obligation to provide any such approval. The Limited Partnership Agreement generally prohibits BIP GP, without the prior approval of the holders of a majority of BIP Interests, from causing BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on BIP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of BIP’s subsidiaries. However, BIP GP in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of its assets (including for the benefit of persons other than BIP or BIP’s subsidiaries) without that approval. BIP GP may also sell all or substantially all of BIP’s assets under any forced sale of any or all of BIP’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

If conditions specified in the Limited Partnership Agreement are satisfied, BIP GP may convert or merge BIP into, or convey some or all of BIP’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in BIP’s legal form into another limited liability entity.

(f)	Terms of issue of BIP Interests

All BIP Interests currently issued and outstanding or which will be issued and outstanding are afforded the same rights. Specifically, holders of BIP Interests are not entitled to the withdrawal or return of capital contributions in respect of BIP Interests, except to the extent, if any, that distributions are made to such holders pursuant to the Limited Partnership Agreement or upon the liquidation of BIP or as otherwise required by applicable law.

Except to the extent expressly provided in the Limited Partnership Agreement, a holder of BIP Interests does not have priority over any other holder of BIP Interests, either as to the return of capital contributions or as to profits, losses or distributions. Holders of BIP Interests will not be granted any pre-emptive or other similar right to acquire additional BIP Interests. In addition, holders of BIP Interests do not have any right to have their BIP Interests redeemed by BIP.

(g)	Dissent rights

BIP Securityholders are not entitled to dissenters’ rights of appraisal (the existence of such rights would allow them to require BIP to purchase their BIP Interests for fair value if they were dissatisfied with a merger) under the Limited Partnership Agreement or the Limited Partnership Act or the Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of BIP’s assets or any other transaction or event.

(h)	Limited Liability

Assuming that a BIP Securityholder does not participate in the control or management of BIP or conduct the affairs of, sign or execute documents for or otherwise bind BIP within the meaning of the Limited Partnership Act and otherwise acts in conformity with the provisions of the Limited Partnership Agreement, such BIP Securityholder’s liability under the Limited Partnership Act and the Limited Partnership Agreement will be limited to the amount of capital such BIP Securityholder is obligated to contribute to BIP for its BIP Security plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a BIP Securityholder were participating in the control or management of BIP or conducting the affairs of, signing or executing documents for or otherwise binding BIP (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act or the Exempted Partnerships Act, such BIP Securityholder would be liable as if it were a general partner of BIP in respect of all debts of BIP incurred while that BIP Securityholder was so acting or purporting to act.

Neither the Limited Partnership Agreement nor the Limited Partnership Act specifically provides for legal recourse against BIP GP if a limited partner were to lose limited liability through any fault of BIP GP. While this does not mean that a BIP Securityholder could not seek legal recourse, BIP is not aware of any precedent for such a claim in Bermuda case law.

7.4	Issue of new securities

Under the Limited Partnership Agreement, BIP GP has broad rights to cause BIP to issue additional partnership interests (including new classes of BIP Securities and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any BIP Securityholders. However, the holders of Class A Preferred Units must approve the issue of any additional interests which would rank in priority to the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions by a majority. Any additional BIP Securities may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by BIP GP in its sole discretion, all without approval of BIP Securityholders.

If and to the extent BIP raises funds by way of the issue of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in BILP unless otherwise agreed by BIP and BILP.

7.5	Management of BIP

(a)	BIP GP Directors

The Limited Partnership Agreement provides for the management and control of BIP by a general partner rather than a board of directors and officers. BIP GP serves as BIP’s general partner and has a board of directors.

The structure, practices and committees of BIP GP’s board of directors are governed by BIP GP’s by-laws.

(b)	Size, independence and composition of the board of directors

BIP GP’s board of directors is currently set at nine directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of BIP General Partner’s shareholders (currently Brookfield). At least three directors and at least a majority of the directors holding office must be independent of BIP GP and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.

Generally, a director will not be considered independent under the NYSE independence standards if:

(a)	he or she is currently, or has been within the last three years, an employee, or if a member of his or her immediate family is currently, or has been within the last three years, an executive officer of the company;

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

(b)	he or she is currently an employee or a member of his or her immediate family is currently an executive officer, of another company (or its parent or a Subsidiary) that has made payments to, or received payments from, the company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of the other company’s (or its parent’s or a Subsidiary’s) consolidated gross revenues;

(c)	the director or a member of his or her immediate family is, or has been within the last three years, employed as an executive officer of another company (or its parent or a Subsidiary) if any of the company’s current executive officers at the same time serves or served on the other company’s (or its parent’s or a Subsidiary’s) compensation committee;

(d)	the director or a member of his or her immediate family has received more than US$120,000 in direct compensation from the company during any 12-month period within the last three years (other than director and committee fees and pension or other forms of deferred compensation for prior service that are not contingent on continued service); or

(e)	the director is currently a partner or an employee of the company’s auditor or was a partner or an employee of such firm within the last three years and personally worked on the company’s audit during that time or a member of his or her immediate family:

(i)	is currently a partner of such firm;

(ii)	is currently an employee of such firm and personally works on the company’s audit; or

(iii)	was a partner or employee of such firm within the last three years and personally worked on the company’s audit during that time.

(c)	Election and removal of BIP GP Directors

Election and removal of BIP GP Directors is solely at the discretion of BIP GP’s shareholders (currently Brookfield). BIP Securityholders do not have any rights to remove or appoint BIP GP Directors.

(d)	Transactions requiring approval by BIP Independent Directors

The BIP Independent Directors have approved a conflicts protocol which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

●	the dissolution of BIP;

●	any material amendment to the Master Services Agreement, the Relationship Agreement, the Limited Partnership Agreement or BILP’s limited partnership agreement;

●	any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;

●	acquisitions by BIP from, and dispositions by BIP to, Brookfield;

●	determinations regarding the payment of fees under the Master Services Agreement in BIP Interests or in interests in BILP or the deferral of incentive distributions under BILP’s Limited Partnership Agreement;

●	approval of the protocol governing the allocation of employees between BIP and the Brookfield Service Provider;

●	any other material transaction involving BIP and Brookfield; and

●	termination of, or any determinations regarding indemnification under, the Master Services Agreement.

BIP’s conflicts protocol requires the transactions described above to be approved by a majority of the BIP Independent Directors. Pursuant to its conflicts protocol, the BIP Independent Directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted by those guidelines, policies or procedures.

(e)	Release from liability and indemnification of directors and officers

Under the Limited Partnership Agreement, BIP is required to indemnify to the fullest extent permitted by law BIP GP, the Service Provider and any of their respective Affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of BILP, a Holding Entity, operating entity or any other holding vehicle established by BIP and any other person designated by BIP GP as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BIP’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

In addition, under the Limited Partnership Agreement:

●	the liability of the indemnified persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and

●	any matter that is approved by the BIP Independent Directors will not constitute a breach of the Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties.

(f)	Transactions involving directors or officers

BIP GP, the Service Provider and their respective partners, members, shareholders, directors, officers, employees and shareholders, referred to as “interested parties” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with BIP Securities with the same rights they would have if BIP GP was not a party to the Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to BIP, BIP Securityholders or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

The Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with BIP, BILP, any of the Holding Entities, any operating entity or any other holding vehicle established by BIP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BIP, BILP, any of the Holding Entities, any operating entity or any other holding vehicle established by BIP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in BIP’s conflicts protocol.

(g)	Withdrawal of BIP GP as general partner

BIP GP may withdraw as general partner without first obtaining approval of BIP Securityholders by giving 90 days notice, and that withdrawal will not constitute a violation of the Limited Partnership Agreement. Upon the withdrawal of BIP GP, the holders of a majority of the voting power of BIP’s outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BIP will be dissolved, wound up and liquidated. The Limited Partnership Agreement also sets out the circumstances under which a successor general partner will have the option to purchase the general partnership interest of the departing general partner.

7.6	Corporate governance

(a)	Audit committee

The BIP GP Directors are required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of BIP Independent Directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert.

The audit committee is responsible for assisting with, and advising the BIP GP Directors on, matters relating to:

●	BIP’s accounting and financial reporting processes;

●	the integrity and audits of BIP’s financial statements;

●	BIP’s compliance with legal and regulatory requirements; and

●	the qualifications, performance and independence of the independent accountants.

The audit committee is also responsible for engaging BIP’s independent accountants, reviewing the plans and results of each audit engagement with BIP’s independent accountants, approving professional services provided by BIP’s independent accountants, considering the range of audit and non-audit fees charged by BIP’s independent accountants and reviewing the adequacy of BIP’s internal accounting controls. The audit committee charter is available on BIP’s website at www.brookfieldinfrastructure.com/content/aboutus/governance-2615.html and upon written request from BIP’s Corporate Secretary at 73 Front Street, Hamilton HM 12, Bermuda.

(b)	Nominating and governance committee

The BIP GP Directors are required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist of a majority of BIP Independent Directors. The nominating and governance committee is responsible for approving the appointment by the sitting BIP GP Directors of a person to the office of director and for recommending a slate of nominees for election as BIP GP Directors by BIP GP’s shareholders. The nominating and governance committee is also responsible for assisting and advising the BIP GP Directors with respect to matters relating to the general operation of the board of directors, BIP’s governance, the governance of BIP GP and the performance of its board of directors and individual directors as well as directors’ compensation arrangements. The nominating and governance committee charter is available on BIP’s website at www.brookfieldinfrastructure.com/content/aboutus/governance-2615. html and upon written request from BIP’s Corporate Secretary at 73 Front Street, Hamilton HM 12, Bermuda.

7.7	Dissolution of BIP

BIP will terminate upon the earlier of:

(a)	the date on which all of BIP’s assets have been disposed of or otherwise realised by BIP and the proceeds of such disposals or realisations have been distributed to BIP Securityholders;

(b)	the service of notice by BIP GP, with the special approval of a majority of BIP Independent Directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of BIP; and

(c)	at the election of BIP GP, if BIP, as determined by BIP GP, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions).

Except in certain limited circumstances (including if withdrawal is effected in compliance with Section 7.5(g)), BIP will be dissolved upon the withdrawal of BIP GP as the general partner of BIP. BIP will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and BIP receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any limited partner.

Upon the dissolution BIP, unless BIP is continued as a new limited partnership, the liquidator authorised to wind up BIP’s affairs will, acting with all of the powers of BIP GP that the liquidator deems necessary or appropriate in its judgment, liquidate BIP’s assets and apply the proceeds of the liquidation first, to discharge BIP’s liabilities as provided in the Limited Partnership Agreement and by law, second to holders of any Class A Preferred Units in accordance with the terms of such units and thereafter to the holders of BIP Interests pro rata according to the percentages of their respective BIP Interests as of a record date selected by the liquidator. The liquidator may defer liquidation of BIP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BIP’s assets would be impractical or would cause undue loss to the BIP Securityholders.

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

7.8	Partnership arrangements of BILP

(a)	BILP’s limited partnership agreement

The rights of the limited partners of BILP are currently governed by the laws of Bermuda and BILP’s limited partnership agreement. BILP’s limited partnership agreement provides for the management and control of BILP by BIP.

(b)	Units currently on issue

BILP has four classes of units on issue: Special Limited Partner Units, Redeemable Partnership Units, Managing General Partner Units and BILP Class A Preferred Units. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to BILP’s limited partnership agreement or upon the liquidation of BILP or as otherwise required by applicable law. Except to the extent expressly provided in BILP’s limited partnership agreement, as amended from time to time, and except pursuant to the terms of any BILP Class A Preferred Units outstanding, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. The BILP Class A Preferred Units rank senior to the other BILP units with respect to priority in the return of capital contributions or as to profits, losses or distributions. Each series of BILP Class A Preferred Units ranks on a parity with every other series of the BILP Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions.

(c)	Rights of BILP’s limited partners

BILP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BILP and do not have any right or authority to act for or to bind BILP or to take part or interfere in the conduct or management of BILP.

Limited partners of BILP are not entitled to vote on matters relating to BILP, although BILP Unitholders are entitled to consent to certain matters (similar to those matters which require BIP Securityholders to consent in relation to the management of BIP as detailed in 7.3(b)). For the purposes of any approval required from BILP Unitholders, if holders of Redeemable Partnership Units are entitled to vote, they will be entitled to one vote per BILP Unit held subject to a maximum number of votes equal to 49% of the total number of BILP Units then issued and outstanding. Each BILP Unit shall entitle its holder to one vote for the purposes of any approvals of BILP Unitholders.

(d)	Redemption-Exchange Mechanism

At any time, one or more wholly owned subsidiaries of Brookfield Asset Management that hold Redeemable Partnership Units will have the right to require BILP to redeem for cash all or a portion of the Redeemable Partnership Units held by such subsidiary, subject to BIP’s right of first refusal, as described below. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to BILP and BIP. After presentation for redemption, such redeeming subsidiary will receive, subject to BIP’s right of first refusal, as described below, for each BIP Interest that is presented, cash in an amount equal to the market value of one BIP Interest multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of the BIP Interests and subject to certain customary adjustments). Upon its receipt of the redemption notice, BIP will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to BILP for redemption in exchange for BIP Interests on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to BILP’s Units so redeemed will cease.

Brookfield’s aggregate limited partnership interest in BIP would be approximately 29% if it exercised its redemption right in full and BIP exercised its right of first refusal on BILP’s units redeemed (including the approximately 48,930 issued and outstanding units that Brookfield owned as at 30 June 2015). Brookfield’s total percentage interest in BIP would be increased if it participates in BILP’s distribution reinvestment plan.

(e)	Incentive Distributions

BILP Special Partner (the special limited partner of BILP) is entitled to receive incentive distributions from BILP as a result of its ownership of the Special Limited Partner Units. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BILP exceed specified target levels as set forth in BILP’s limited partnership agreement.

BILP Special Partner may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redeemable Partnership Units.

To the extent that any Holding Entity or any Operating Entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

Pursuant to the limited partnership agreement of BILP, BILP Special Partner is also entitled to receive a special limited partner distribution from BILP equal to a share of the total distributions of BILP in proportion to the BILP Special Partner’s special limited partnership interest in BILP which is equal to approximately 0.5% of the total distributions on the units of BILP.

The following incentive distributions have been paid by BILP to the BILP Special Partner:

Relevant period	Amount (US$)

Up to 31 December 2010	Nil

Year ended 31 December 2011	$4 million

Year ended 31 December 2012	$16 million

Year ended 31 December 2013	$31 million

Year ended 31 December 2014	$44 million

Half year ended 30 June 2015	$32 million

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

(f)	Other matters

BILP has substantially similar governance arrangements as BIP. In particular, the provisions relating to the amendment of BILP’s limited partnership agreement, the dissolution of BILP, the release from liability and indemnification of directors and officers and transactions involving directors or officers are similar to the equivalent provisions in the Limited Partnership Agreement.

BIP may withdraw as managing general partner without first obtaining approval of BIP Securityholders by giving 90 days’ notice, and that withdrawal will not constitute a violation of the BILP limited partnership agreement. Upon the withdrawal of BIP, the holders of a majority of the voting power of Special Limited Partner Units may select a successor to that withdrawing managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BILP will be dissolved, wound up and liquidated. The BILP limited partnership agreement also sets out the circumstances under which a successor general partner will have the option to purchase the general partnership interest of the departing general partner.

The Limited Partnership Agreement and BILP’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and BIP Securityholders, including when such conflicts of interest arise. These modifications are detrimental to BIP Securityholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit BIP GP Directors to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of BIP or the best interests of BIP Securityholders.

7.9	Structure of BIP and BILP

A structure diagram showing the relationship between BIP, BILP and Brookfield is set out below. For further information see Sections 5.2 and 5.8 and this Section 7.

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7.	Comparison of Constitutions, Corporate Laws and Securityholder Rights (cont)

7.10	Obligations under the Master Services Agreement

Under the Master Services Agreement, the Service Provider has agreed to provide or arrange for other Service Providers to provide certain management and administration services to BIP and the other Service Recipients. These services include, but are not limited to, supervising and attending to the day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations, establishing and maintaining books and records, identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions and recommending and, where requested to do so, assisting in the negotiating the terms of such acquisitions or dispositions.

BIP is required to pay, on a quarterly basis, a Base Management Fee equal to 0.3125% (1.25% annually) of the market value of BIP to the Service Provider (as calculated under the Master Services Agreement). For purposes of calculating the Base Management Fee, the market value of BIP is equal to the aggregate value of all outstanding BIP Interests (assuming full conversion of Brookfield’s Redeemable Partnership Units into BIP Interests), Preferred Units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special L.P. will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of BILP exceed specified target levels as set forth in BILP’s limited partnership agreement.

To the extent that under any other arrangement Brookfield Infrastructure is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or an Affiliate) on a portion of Brookfield Infrastructure’s capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by Brookfield Infrastructure’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or Operating Entity to the Service Provider (or any other Affiliate) (for which there is a separate credit mechanism under BILP’s limited partnership agreement), or any other fees that are payable by any Operating Entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services.

BIP and the other Service Recipients are also required to reimburse the Service Provider for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services, other than for salaries and other remuneration of the management, personnel or support staff of the Service Recipients who carry out any services or functions for the Service Recipients.

The obligations of Brookfield under the Master Services Agreement and the other arrangements with them are contractual rather than fiduciary in nature. As a result, BIP GP as general partner has sole authority and discretion to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions.

Further detail on the Master Services Agreement is set out in Annexure F.

7.11	Arrangements under the Relationship Agreement

Under the Relationship Agreement, Brookfield Asset Management has agreed that BIP serves as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for BIP’s strategy and objectives.

BIP, BILP and the Holding Entities also acknowledge and agree that, subject to providing BIP the opportunity to participate on the basis described above and as detailed in the Relationship Agreement, Brookfield is able to pursue other business activities and provide services to third parties that compete directly or indirectly with BIP. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. BIP, BILP and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with their objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for them, and that Brookfield may have greater financial incentives to assist those other entities over them. Accordingly, BIP may be required to compete from time-to-time with Brookfield or other third parties for access to the benefits that BIP expects to realise from BIP’s involvement in BIP’s business.

7.12	Additional information

Further detail in relation to the arrangements summarised in this Section 7 is available in Annexure F, BIP’s 20-F Annual Report, filed with the SEC on 18 March 2015 and available at http://www.sec.gov/Archives/edgar/data/1406234/000104746915002366/0001047469-15-002366-index.htm. Copies of the Limited Partnership Agreement, BILP’s limited partnership agreement, the Master Services Agreement, the Relationship Agreement and the indentures and guarantee documents relating to BIP’s medium term notes are publicly available as described in BIP’s 20-F Annual Report.

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Risk 8.factors 128 asciano scheme booklet

8.	Risk factors

8.1	Introduction

In considering the Scheme you should be aware that there a number of risk factors, both general and specific associated with the Scheme.

This Section outlines:

●	specific risk factors relating to the business and operations of BIP (see Section 8.2);

●	specific risk factors relating to the BIP Interests and BIP CDIs (see Section 8.3);

●	specific risk factors relating to the business and operations of Asciano (see Section 8.4);

●	specific risks associated with the Scheme and the creation of the Combined Group (see Section 8.5); and

●	specific risk factors relating to the Combined Group (see Section 8.6).

The outline of risks in this Section 8 is a summary only and should not be considered exhaustive. This Section 8 does not purport to list every risk that may be associated with an investment in the Combined Group now or in the future, and the occurrence or consequences of some of the risks described in Section 8 may be partially or completely outside the control of Asciano or Brookfield Infrastructure.

You should carefully consider the risk factors discussed in this Section 8, as well as the other information contained in this Scheme Booklet before voting on the Scheme.

More detailed information in relation to Risk Factors relating to the business and operations of BIP and BIP Interests is contained in BIP’s 20-F Annual Report, filed with the SEC on 18 March 2015 and avilable at: http://www.sec.gov/Archives/edgar/data/1406234/000104746915002366/0001047469-15-002366-index.htm.

8.2	Specific risk factors relating to the business and operations of BIP

(a)	Leverage and indebtedness

BILP and many of the Holding Entities and Operating Entities have entered into credit facilities or have incurred other forms of debt, including for the purposes of acquisitions and investments as well as for general corporate purposes. The total quantum of exposure to debt within Brookfield Infrastructure is significant, and it may become more highly leveraged in the future. Some facilities are fully drawn, while some have amounts of principal which are undrawn.

Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that Brookfield Infrastructure is unable to realize fair value for the assets in a sale.

Brookfield Infrastructure’s credit facilities also contain covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, investments, or minimum amounts for interest coverage, Adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.

Brookfield Infrastructure’s credit facilities or other debt or debt like instruments may or may not be rated. Should such debt or debt like instruments be rated, a credit downgrade may have an adverse impact on the cost of such debt.

(b)	Reliance on other Brookfield entities to pay distributions

BIP is a holding entity and currently it relies on BILP and, indirectly, the Holding Entities and Brookfield Infrastructure’s Operating Entities to provide Brookfield Infrastructure with the funds necessary to pay distributions and meet Brookfield Infrastructure’s financial obligations. BILP, the Holding Entities and Brookfield Infrastructure’s Operating Entities are legally distinct from BIP and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to BIP pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as BILP’s credit facilities and other indebtedness incurred by the Holding Entities and Operating Entities. Any other entities through which Brookfield Infrastructure may conduct operations in the future will also be legally distinct from BIP and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to BIP under certain conditions. BILP, the Holding Entities and Brookfield Infrastructure’s Operating Entities will generally be required to service their debt obligations before making distributions to BIP or their parent entities, as applicable, thereby reducing the amount of its cash flow available to pay distributions, fund working capital and satisfy other needs.

BIP anticipates that the only distributions that it will receive in respect of its managing general partnership interests in BILP will consist of amounts that are intended to assist BIP in making distributions to holders of BIP Interests in accordance with its distribution policy and to allow BIP to pay expenses as they become due.

While BIP plans to review its distributions to its holders of BIP Interests periodically, there is no guarantee that it will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, BIP decided to increase distributions in February 2011, February 2012, February 2013, February 2014 and February 2015, respectively. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of BIP GP taking into account prevailing circumstances at the relevant time. Although BIP intends to make distributions on the BIP Interests in accordance with its distribution policy, BIP is not required to pay distributions and may not be able to increase or even maintain the level of distributions on the BIP Interests that are made in the future.

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8.	Risk factors (cont)

(c)	Acquisition and growth opportunities

Brookfield Infrastructure’s acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for Brookfield Infrastructure. Brookfield established Brookfield Infrastructure to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for Brookfield Infrastructure. In addition, Brookfield has not agreed to commit to Brookfield Infrastructure any minimum level of dedicated resources for the pursuit of infrastructure related acquisitions.

There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

●	there is no accepted industry standard for what constitutes an infrastructure asset. For example, Brookfield may consider certain assets that have both real estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;

●	it is an integral part of Brookfield’s (and Brookfield Infrastructure’s) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with Brookfield Infrastructure that it will not enter any such arrangements that are suitable for Brookfield Infrastructure without giving Brookfield Infrastructure an opportunity to participate in them, there is no minimum level of participation to which Brookfield Infrastructure will be entitled;

●	the same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for Brookfield Infrastructure are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for Brookfield Infrastructure;

●	Brookfield will only recommend acquisition opportunities that it believes are suitable for Brookfield Infrastructure. Brookfield Infrastructure’s focus is on assets where it believes that Brookfield Infrastructure’s operations oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for Brookfield Infrastructure, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit Brookfield Infrastructure’s ability to participate in these more passive investments and may limit Brookfield Infrastructure’s ability to have more than 50% of Brookfield Infrastructure’s assets concentrated in a single jurisdiction; and

●	in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including Brookfield Infrastructure’s liquidity position at the time, the risk profile of the opportunity, its fit with the balance of Brookfield Infrastructure’s then current operations and other factors. If Brookfield determines that an opportunity is not suitable for Brookfield Infrastructure, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. These conflicts are set out in more detail below at (n).

In addition, Brookfield Infrastructure operates in a highly competitive market for acquisition opportunities. Brookfield Infrastructure faces competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks, and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to Brookfield Infrastructure. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that Brookfield Infrastructure is unable or unwilling to match. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions Brookfield Infrastructure will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and its ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because Brookfield Infrastructure’s competitors may have a lower cost of capital which may enable them to bid higher prices for assets. In addition, because of Brookfield Infrastructure’s affiliation with Brookfield, there is a higher risk that when Brookfield Infrastructure participates with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions it may become subject to antitrust or competition laws that it would not be subject to if Brookfield Infrastructure was acting alone. These factors may create competitive disadvantages for Brookfield Infrastructure with respect to acquisition opportunities.

The competitive pressures Brookfield Infrastructure faces may have a material adverse effect on its business, financial condition and results of operations. Brookfield may not be able to identify and make acquisitions on Brookfield Infrastructure’s behalf that are consistent with its objectives or that generate attractive returns for holders of BIP Interests. Brookfield Infrastructure may lose acquisition opportunities in the future if it does not match prices, structures and terms offered by competitors, if it is unable to access sources of equity or obtain indebtedness at attractive rates or if it becomes subject to antitrust or competition laws. Alternatively, Brookfield Infrastructure may experience decreased rates of return and increased risks of loss if it matches prices, structures and terms offered by competitors.

(d)	Transaction risk

The completion of new acquisitions can have the effect of significantly increasing the scale and scope of Brookfield Infrastructure’s operations, including operations in new geographic areas and industry segments, and the Service Provider may have difficulty managing these additional operations.

Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect Brookfield Infrastructure’s business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into its current operations; potential disruption of its current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which Brookfield Infrastructure has little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is Brookfield Infrastructure’s practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by Brookfield Infrastructure, thereby resulting in a dispute.

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8.	Risk factors (cont)

(e)	Joint ventures, partnerships and consortiums

Brookfield has structured some of Brookfield Infrastructure’s current operations as joint ventures, partnerships and consortium arrangements. An integral part of the strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit its profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industrywide trends that the BIP GP believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Infrastructure and Brookfield.

Joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, could be made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which Brookfield Infrastructure does not agree or the management of the company may take risks or otherwise act in a manner that does not serve Brookfield Infrastructure’s interests. Because Brookfield Infrastructure may have a reduced level of influence over such operations, Brookfield Infrastructure may not be able to realise some or all of the benefits that it believes will be created from Brookfield’s involvement. If any of the foregoing were to occur, the financial condition and results of operations could suffer as a result.

In addition, because some of Brookfield Infrastructure’s current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of its operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy sell or similar arrangements. For example, some of Brookfield Infrastructure’s investments are subject to a shareholder agreement which allows for the sale of the assets without Brookfield Infrastructure’s consent. Such rights may be triggered at a time when Brookfield Infrastructure may not want them to be exercised and such rights may inhibit Brookfield Infrastructure’s ability to sell its interest in an entity within the desired time frame or on any other desired basis.

(f)	Foreign currency risk

A significant portion of Brookfield Infrastructure’s current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which Brookfield Infrastructure must convert to U.S. dollars prior to making distributions, and certain of Brookfield Infrastructure’s operations have revenues denominated in currencies different from Brookfield Infrastructure’s expense structure, thus exposing Brookfield Infrastructure to currency risk. Fluctuations in currency exchange rates could reduce the value of cash flows generated by Brookfield Infrastructure’s Operating Entities or could make it more expensive for Brookfield Infrastructure’s customers to purchase Brookfield Infrastructure’s services and consequently reduce the demand for Brookfield Infrastructure’s services. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on Brookfield Infrastructure’s business, financial condition and results of operations.

(g)	Regulation under the Investment Company Act (and similar legislation in other jurisdictions)

The Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issue of debt and equity securities and impose certain governance requirements.

Brookfield Infrastructure has not been and does not intend to become regulated as an investment company under the legislation and Brookfield Infrastructure intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that it is not deemed to be an investment company, Brookfield Infrastructure may be required to restrict materially or limit the scope of its operations or plans, or limit the types of acquisitions that it may make and may need to modify the organisational structure or dispose of assets of which it would not otherwise dispose.

If anything were to happen which could potentially cause Brookfield Infrastructure to be deemed an investment company under the Investment Company Act, it would be impracticable for it to operate as intended. Agreements and arrangements between and among Brookfield Infrastructure and Brookfield would be impaired, the type and amount of acquisitions that Brookfield Infrastructure would be able to make as a principal would be limited and the business, financial condition and results of operations could be materially adversely affected.

Accordingly, Brookfield Infrastructure would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, restructuring Brookfield Infrastructure and the Holding Entities, amendment of the Limited Partnership Agreement or the termination of Brookfield Infrastructure, any of which could materially adversely affect the value of BIP Interests. In addition, if Brookfield Infrastructure were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of BIP Interests.

(h)	Risks associated with a separation of economic interest from control

Brookfield is the sole shareholder of BIP GP and, as a result of such ownership of BIP GP, Brookfield is able to control the appointment and removal of BIP GP’s directors and, accordingly, exercises substantial influence over BIP. In turn, BIP often has a majority controlling interest or a significant influence in BIP’s investments. Even though Brookfield currently has an effective economic interest in BIP’s business of approximately 29% as a result of ownership of BIP Interests and the Redeemable Partnership Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of BIP’s other securityholders. For example, despite the fact that Brookfield Infrastructure has a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over Brookfield Infrastructure, and, in turn, over BIP’s investments, there is a greater risk of transfer of assets of BIP’s investments at non arm’s length values to Brookfield and its affiliates.

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8.	Risk factors (cont)

In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage BIP and BIP’s investments. Any such increase in debt would also make BIP more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to BIP and ultimately to BIP Securityholders.

(i)	Internal control failure

Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause BIP to report material weaknesses or other deficiencies in its internal control over financial reporting and could result in a more than remote possibility of errors or misstatements in its consolidated financial statements that would be material. If BIP or its independent registered public accounting firm were to conclude that BIP’s internal control over financial reporting was not effective, investors could lose confidence in BIP’s reported financial information and the price of the BIP Interests could decline. BIP’s failure to achieve and maintain effective internal controls could have a material adverse effect on its business in the future, its access to the capital markets and investors’ perception of BIP. In addition, material weaknesses in BIP’s internal controls could require significant expense and management time to remediate.

(j)	Loss of key personnel

Brookfield Infrastructure depends on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Brookfield Infrastructure’s success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may in the future, and Brookfield Infrastructure cannot predict the impact that any such departures will have on the ability to achieve its objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on Brookfield Infrastructure’s ability to achieve its objectives. The Limited Partnership Agreement and the Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to Brookfield Infrastructure.

(k)	Relationship with other Brookfield entities

Brookfield is the sole shareholder of BIP GP. As a result of its ownership of BIP GP, Brookfield is able to control the appointment and removal of BIP GP’s directors and, accordingly, exercise substantial influence over BIP and over BILP, for which BIP is the managing general partner. BIP and BILP do not have any employees and depend on the management and administration services provided by the Service Provider. Brookfield personnel and support staff that provide services to BIP are not required to have as their primary responsibility the management and administration of BIP or BILP or to act exclusively for either. Any failure to effectively manage its current operations or to implement its strategy could have a material adverse effect on its business, financial condition and results of operations.

(l)	Change in control of BIP GP

The control of BIP GP may be transferred to a third party without consent of BIP Securityholders. If a new owner were to acquire ownership of BIP GP and appoint new directors or officers, it would be able to exercise substantial influence over Brookfield Infrastructure’s policies and procedures and exercise substantial influence over Brookfield Infrastructure’s management and the types of acquisitions made by Brookfield Infrastructure. Such changes could result in Brookfield Infrastructure’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from the acquisitions currently targeted.

BIP cannot predict with any certainty the effect that any transfer in the ownership of BIP GP would have on the trading price of BIP Interests or Brookfield Infrastructure’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to Brookfield Infrastructure. As a result, the future of Brookfield Infrastructure would be uncertain and its financial condition and results of operations may suffer.

(m)	Arrangements with Brookfield

The terms of the arrangements with Brookfield were negotiated in the context of an affiliated relationship. While the BIP Independent Directors are aware of the terms of these arrangements and have approved the arrangements on behalf of BIP, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with BIP, the activities and limitations on liability and indemnification, may be less favourable than otherwise might have resulted if the negotiations had involved unrelated parties. Under the Limited Partnership Agreement, persons who acquire BIP Interests and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under the Limited Partnership Agreement or any duty stated or implied by law or equity.

(n)	Conflicts of interest

The organisational and ownership structure of Brookfield Infrastructure involves a number of relationships that may give rise to conflicts of interest between Brookfield Infrastructure and BIP Securityholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from Brookfield Infrastructure’s interests and the interests of BIP Securityholders, including with respect to the types of acquisitions made, the timing and amount of the distributions of Brookfield Infrastructure, the reinvestment of returns generated by the operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers.

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8.	Risk factors (cont)

(o)	Obligations under the Master Services Agreement

The obligations of Brookfield under the Master Services Agreement and the other arrangements with them are contractual rather than fiduciary in nature. As a result, BIP GP, which is an Affiliate of Brookfield, has sole authority and discretion to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions.

The Limited Partnership Agreement and Brookfield Infrastructure’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and BIP Securityholders, including when such conflicts of interest arise. These modifications may be important to BIP Securityholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the BIP GP Directors to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of BIP or the best interests of BIP Securityholders.

(p)	Control of BIP

Under the Limited Partnership Agreement, BIP Securityholders are not entitled to vote on matters relating to BIP, such as acquisitions, dispositions or financing, or to participate in the management or control of BIP. In particular, BIP Securityholders do not have the right to remove the BIP GP as general partner, to cause BIP GP to withdraw from BIP, to cause a new general partner to be admitted to BIP, to appoint new directors to BIP GP’s board of directors, to remove existing BIP GP Directors from BIP GP’s board of directors or to prevent a change of control of BIP GP.

In addition, except as prescribed by applicable laws, BIP Securityholders’ consent rights apply only with respect to certain amendments to the Limited Partnership Agreement (refer to Section 7.3(d)). As a result, unlike holders of shares of a company, BIP Securityholders are not able to influence the direction of BIP, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of BIP. Consequently, BIP Securityholders may be deprived of an opportunity to receive a premium for their BIP Interests in the future through a sale of BIP and the trading price of BIP Interests may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

(q)	Liability of the Service Provider

Under the Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that BIP GP takes in following or declining to follow its advice or recommendations. In addition, under the Limited Partnership Agreement, the liability of BIP GP and its affiliates, including the Service Provider, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful.

The liability of the Service Provider under the Master Services Agreement is similarly limited, except that the Service Provider is also responsible for liabilities arising from gross negligence. In addition, Brookfield Infrastructure has agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with the operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above.

These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to Brookfield Infrastructure and BIP Securityholders.

(r)	Financing and credit risk

General economic and business conditions that impact the debt or equity markets could impact BIP’s ability to access credit markets.

Brookfield Infrastructure’s ability to finance its operations is subject to various risks relating to the state of the capital markets. Changes in BIP’s credit ratings may have an adverse effect on BIP’s financial position and ability to raise capital.

Brookfield Infrastructure and its Operating Entities use leverage and such indebtedness may result in Brookfield Infrastructure or its Operating Entities being subject to certain covenants which restrict its ability to engage in certain types of activities or to make distributions of equity.

(s)	Termination of the Master Services Agreement

The Master Services Agreement provides that the Service Recipients may terminate the agreement only if:

●	the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Provider;

●	the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us;

●	the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or

●	upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider.

BIP GP cannot terminate the agreement for any other reason, including if the Service Provider or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because BIP GP is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Provider’s performance does not meet the expectations of investors, and BIP GP is unable or unwilling to terminate the Master Services Agreement, the market price of BIP Interests could suffer.

Further information on the Master Services Agreement is available in Annexure F.

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8.	Risk factors (cont)

(t)	Reporting requirements under U.S. securities laws

BIP is a “foreign private issuer” under U.S. securities laws. Although BIP is subject to periodic reporting requirements under the Exchange Act, the periodic disclosure required of “foreign private issuers” under the Exchange Act is different from periodic disclosure required of U.S. domestic issuers. Therefore, there may be less publicly available information about BIP than is regularly published by or about other public limited partnerships in the United States and BIP is exempt from certain other sections of the Exchange Act that U.S. domestic issuers would otherwise be subject to, including the requirement to provide BIP Securityholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large BIP Securityholders are not obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE are inapplicable to BIP.

(u)	Reporting requirements under Canadian securities regulations

BIP is an “SEC foreign issuer” under Canadian securities regulations. Although BIP is a reporting issuer in Canada, it is an “SEC foreign issuer” and is exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation subject to certain conditions. Therefore, there may be less publicly available information in Canada about BIP than would be available if BIP was a typical Canadian reporting issuer.

(v)	Early stage projects

A key part of Brookfield Infrastructure’s growth strategy involves identifying and taking advantage of organic growth opportunities within its existing businesses. These opportunities typically involve development and construction of new infrastructure or expansion or upgrades to existing infrastructure. Investments in new infrastructure projects during a development or construction phase are likely to be subject to additional risk that the project will not receive all required approvals, will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, major risks include:

●	a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labour, material expenses, and a resultant delay in the commencement of cash flow;

●	the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier;

●	construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start up; and

●	defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during applicable warranty or limitation periods).

Such unexpected increases may result in increased debt service costs, operations phase debt service costs, operations and maintenance expenses and damages payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

Finally, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels. For example, a liquidated damages regime applies in respect of some of the expansion of works at Brookfield Infrastructure’s Brazilian toll road business.

(w)	Bribery and corruption

Brookfield Infrastructure may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts by its employees or those of Brookfield, inadequate or failed internal processes or systems, or from external events, such as security threats affecting its ability to operate. Both Brookfield and BIP operate in different markets and rely on its employees to follow its policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through Brookfield Infrastructure’s infrastructure, controls, systems and people, complemented by a focus on enterprise wide management of specific operational risks such as fraud, bribery and corruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks, however these cannot guarantee that such conduct does not occur and if it does, it can result in direct or indirect financial loss, reputational impact or regulatory consequences.

(x)	Transfer pricing risks

To the extent that Brookfield Infrastructure enters into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if the tax authorities consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax being paid by Brookfield Infrastructure and therefore the return to investors could be reduced.

The BIP GP believes that the Base Management Fee and any other amount that is paid to the Service Provider will be commensurate with the value of the services being provided by the Service Provider and are comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. BIP GP therefore does not anticipate that the amounts of income (or loss) allocated to BIP Securityholders will be adjusted. However, no assurance can be given in this regard. If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount (most likely, an expense) that is relevant to the computation of the income of BIP or BILP, such assertion could result in adjustments to amounts of income (or loss) allocated to BIP Securityholders by BIP for tax purposes.

In addition, Brookfield Infrastructure may also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.

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8.	Risk factors (cont)

(y)	General taxation risks

Brookfield Infrastructure will operate in many countries, each with separate taxation authorities and differing regulations, which results in significant complexity. Any changes to taxation law, its interpretation, or its administration may increase the amount of tax paid by Brookfield Infrastructure or affect the treatment of tax losses that may have been, or may be, accumulated. These changes could adversely affect the accounting profit and loss recognised by Brookfield Infrastructure, the cash tax that it pays, and the tax treatment of distributions to BIP Securityholders.

(z)	Possible taxes and tax filing obligations in other jurisdictions

Because of BIP Securityholders’ holdings in BIP, BIP Securityholders may be subject to taxes and tax return filing obligations in jurisdictions other than the jurisdiction in which they are a resident for tax purposes or are not otherwise subject to tax. Although Brookfield Infrastructure will attempt, to the extent reasonably practicable, to structure its operations and investments so as to minimise income tax filing obligations by BIP Securityholders in such jurisdictions, there may be circumstances in which Brookfield Infrastructure is unable to do so. Income or gains from Brookfield Infrastructure’s holdings may be subject to withholding or other taxes in jurisdictions outside BIP Securityholders’ jurisdiction of residence for tax purposes or in which they are not otherwise subject to tax. If any BIP Securityholders wish to claim the benefit of an applicable income tax treaty, such BIP Securityholders may be required to submit information to Brookfield Infrastructure and/or the tax authorities in such jurisdictions.

(aa)	FATCA

Under the Foreign Account Tax Compliance provisions of the U.S. Hiring Incentives to Restore Employment Act of 2010 (FATCA), a 30% withholding tax may apply to certain payments of U.S.-source income made to Brookfield Infrastructure, or by BIP to a BIP Securityholder, unless certain requirements are met. To ensure compliance with FATCA, information regarding certain BIP Securityholders’ ownership of BIP Securities may be reported to the U.S. Internal Revenue Service or to a non-U.S. governmental authority. Brookfield Infrastructure intends to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments it receives.

8.3	Specific risk factors relating to the BIP Interests and BIP CDIs

(a)	Dilution risk

Future sales or issuances a substantial number of BIP CDIs, BIP Interests or Preferred Units in the public markets, or the perception of such sales or issuances, could depress the trading price of BIP CDIs and BIP Interests. Brookfield Infrastructure cannot predict the effect that future sales or issuances of BIP Interests, BIP CDIs or other equity related securities would have on the market price of BIP CDIs and BIP Interests.

Brookfield Infrastructure may need additional funds in the future and BIP may issue additional BIP CDIs or BIP Interests in lieu of incurring indebtedness which may dilute existing holders of BIP CDIs and BIP Interests or BIP may issue securities that have rights and privileges that are more favourable than the rights and privileges accorded to holders of BIP CDIs and BIP Interests.

(b)	Distributions

BIP may not be able to continue paying comparable or growing cash distributions to holders of BIP Interests (and therefore holders of BIP CDIs) in the future. BIP’s sole material asset, and means of generating income, is its interest in BILP. Management of BILP, including the declaration of a distribution, is vested in BIP. Accordingly, neither BIP GP nor BIP can control whether BILP will pay a distribution. BIP GP may, for any reason, determine not to declare a distribution for any period. If it did so, it would be unlikely that BIP would be in a position to make its targeted distribution for the relevant period in which it did not receive a distribution from BILP.

BIP’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and it cannot assure BIP Securityholders that BIP will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

(c)	Share market conditions

The market price of BIP CDIs, BIP Interests and Preferred Units may be volatile. Any securities traded on a securities exchange are subject to risk factors which affect their price. Over time, BIP Interests and global securities markets have experienced price fluctuations, which have been unrelated to the operating performance of the affected companies. Some of the factors that could negatively affect the price of BIP Interests include:

●	general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets;

●	actual or anticipated variations in the quarterly operating results or distributions of the Combined Group;

●	changes in the investments or asset composition of the Combined Group;

●	write-downs or perceived credit or liquidity issues affecting the assets of the Combined Group;

●	market perception of the Combined Group, its business and assets;

●	the level of indebtedness of the Combined Group and/or adverse market reaction to any indebtedness incurred in the future;

●	additions or departures of Brookfield Infrastructure’s or Brookfield’s key personnel;

●	changes in market valuations of similar infrastructure companies;

●	speculation in the press or investment community; and

●	changes in U.S. tax laws that make it impractical or impossible for BIP to continue to be taxable as a partnership for U.S. federal income tax purposes.

These risk factors are generally unpredictable and may have implications that are unrelated or disproportionate to the operating performance of the listed entity.

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8.	Risk factors (cont)

There can be no assurance that the market price of BIP CDIs and BIP Interests will not experience significant fluctuations in the future, including fluctuations that are unrelated to the performance of the Combined Group. These risks apply equally to Scheme Shareholders’ current investment in Asciano.

(d)	Foreign currency risk

A significant number of holders of BIP CDIs and BIP Interests will reside in countries where the U.S. dollar is not the functional currency. BIP distributions are denominated in U.S. dollars but are settled in the local currency of the holder receiving the distribution. For each non U.S. holders of BIP Interests, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non U.S. holder of BIP CDIs or BIP Interests, the value received by such holder in its local currency will be adversely affected.

8.4	Specific risk factors relating to the business and operations of Asciano

Risks common to Asciano’s three reporting divisions:

(a)	People and safety

The Asciano Group is exposed to the following risks in relation to people and safety that may impact on its financial position:

●	injury to employees, contractors and other third parties;

●	industrial relations activity that impacts the Asciano Group’s ability to meet its contractual and customer expectations; and

●	attraction and retention of key senior management and operational staff.

(b)	Customers

An increase in competition may result in the loss of major customers. The increase may be caused by new or existing entrants or by government legislated changes resulting in increased competition.

Asciano’s three reporting divisions are also exposed to counterparty risks. Counterparty risk is the risk that a major customer, or a number of significant customers, will fail to meet its or their contractual obligations. In those circumstances, there would be a risk of financial loss to Asciano.

(c)	Global and Local Markets Conditions

Asciano’s three reporting divisions have significant exposures to volatility in commodity flows and global economic conditions. Accordingly, global and local market conditions may significantly impact Asciano’s revenues.

If domestic or global economic conditions deteriorate, the Asciano Group may not be able to access financial markets to seek equity or debt funding on competitive terms. This may impact on the financial performance of Asciano’s reporting divisions or on the capacity for the Asciano Group to implement its strategy.

(d)	Changes in government policy, investment decisions and regulation

Asciano’s financial performance in each of the three reporting divisions may be impacted by infrastructure capacity constraints (and disruptions thereto) caused by a failure of infrastructure providers and governments to invest in critical infrastructure to meet market requirements.

Furthermore, any change in the application of relevant competition laws and other changes to regulation or administrative practices that apply to the Asciano Group may impact the efficient operation of the Asciano Group’s business and, as a consequence, its financial performance.

Asciano’s financial statements are prepared in accordance with Australian Accounting Standards and the Asciano Group is taxed in accordance with the current provisions of the Income Tax Assessment Act 1936 (Cth) and Income Tax Assessment Act 1997 (Cth). Any changes in the accounting standards or tax regime applying to Asciano could have a material impact on Asciano’s financial statements in future periods.

(e)	Operational Risk

The reporting divisions of the Asciano Group are also subject to the following common operational risks:

●	infrastructure capacity constraints and disruptions caused by weather events, natural disasters and/or failure of critical IT platforms and support;

●	performance, compliance and reputational issues;

●	disruption or loss of critical supply inputs, including security breaches of IT platforms;

●	integration risks associated with acquisitions and business restructures including the impact on customer service levels; and

●	impact of disruptive technologies on traditional supply chains.

(f)	Environment

Climate change may have a significant impact on Asciano’s three reporting divisions. For example, there may be changes in demand for a number of Asciano’s services as a result of environmental regulation to deal with climate change.

Furthermore, Asciano’s businesses are subject to stringent environmental regulation under applicable laws. If Asciano’s businesses fail to comply with such environmental regulation, they may be subject to significant fines and penalties. Asciano’s approach to environmental regulation is set out in its Corporate Governance Statement in Asciano’s Directors’ Report and is available on its website (www.asciano.com.au).

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8.	Risk factors (cont)

Risks specific to Asciano’s Pacific National business:

(a)	Global demand for coal, other bulk resources and agricultural products

Pacific National’s revenues from the bulk rail haulage of coal, other bulk resources and agricultural products are influenced by global demand for these commodities, which is in turn influenced by global economic activity. This is particularly the case in the emerging markets of India and China.

A drop in demand or supply is likely to have a negative impact on Pacific National’s financial performance.

In relation to coal specifically, there is a focus globally on renewable and lower emission energy alternatives, which could reduce the demand for thermal coal over time.

(b)	Customer demand for above rail haulage services

Pacific National’s revenues from rail haulage services are subject to fluctuations in customer demand. Customer demand may be adversely affected by a number of factors, which may individually or in aggregate adversely affect Pacific National’s future financial performance and position. This includes the following:

●	the impact of sustained low thermal and metallurgical coal prices and the impact lower prices may have on the viability of existing mines;

●	the impact of a strong Australian dollar on coal mine viability and competitiveness;

●	any change in the effectiveness of competing modes of freight transport;

●	the impact of seasonal weather patterns on demand – particularly in Northern Australia; and

●	the impact of weather on agricultural cycles and, therefore, the volumes of output.

(c)	Impact of competition on access to infrastructure resources

Pacific National relies on access to the coal chain infrastructure including rail and coal port infrastructure in order to deliver services for its coal customers. An increase in competition may impact on the productivity and reliability of that access, which may in turn have an impact on the services provided to customers and consequently a negative impact on Pacific National’s financial performance.

(d)	Impact of competition from other above rail operators and alternative transport modes

Pacific National has major contracts, particularly related to coal haulage, that have expiry dates which are well before the useful life of the assets utilised for those contracts. If such contracts are not renewed, either due to customers contracting with competitor above-rail operators or alternative modes of freight transport, there is a risk that certain Pacific National assets may be underutilised, which may have a material adverse effect on Pacific National’s financial position and financial performance.

(e)	Australian GDP growth

Australian economic growth is a key variable in demand for consumer goods, and by extension, the movement of consumer goods across Australia.

In addition, the present position of the Australian construction cycle is a key variable in the demand for building materials (including steel products) and, by extension, the movement of such materials around Australia.

More generally, Australia’s population growth is a key variable in general demand for goods, and movement of goods, in Australia.

If Australia’s economic growth is not maintained, or Australia’s population growth slows, or there is a downturn in the construction cycle, demand for the movement of goods may be reduced, which may have a material adverse effect on Pacific National’s financial performance.

(f)	Insufficient investment in rail infrastructure to support growth in demand

Pacific National’s financial performance and anticipated growth may be hindered by an underinvestment in rail infrastructure which may, in turn, reduce future growth in demand.

Risks specific to Asciano’s Patrick Terminals & Logistics business:

(a)	Australian GDP growth

Australian economic growth and population growth are key variables in demand for consumer goods, many of which are imported through Australia’s container terminals.

If Australia’s economic growth is not maintained, or Australia’s population growth slows, demand for imported goods may be reduced, which may have a material adverse effect on the Patrick Terminals & Logistics division’s financial performance.

Similarly, the relative strength of the Australian dollar impacts on the demand by Australian businesses for imported goods. This, in turn, impacts on container demand.

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8.	Risk factors (cont)

(b)	The impact of commodity cycles on the growth in containerised exports

Patrick Terminals & Logistics division receives revenue from stevedoring export containers, the level of which is lower for empty containers. Consequently growth in containerised exports has a positive impact on the division’s financial performance.

Conversely, the impact of commodity cycles can reduce the growth in containerised exports, which can have a negative impact on the division’s financial performance.

(c)	Increased competition

An increase in competition in the container ports business operated by the Patricks Terminals & Logistics division may result in lower volumes and margins for the division which may, in turn, have a material impact on its financial performance.

(d)	Retaining business footprint at sustainable cost structure

The Patrick Terminals & Logistics division requires access, at sustainable costs, to port infrastructure to be able to provide its container stevedoring services to its customers.

The division is currently negotiating long term access at Fremantle Port following the end of the current lease term in 2017. If that lease cannot be negotiated on acceptable terms, this may have a material impact on the Patrick Terminals & Logistics division’s financial performance.

The Port of Melbourne has recently attempted to materially increase the rental costs of a competitor to the Patrick Terminals & Logistics division. The competitor successfully negotiated for a smaller increase in rental costs.

The Patrick Terminals & Logistics division’s rental at Port of Melbourne is up for review from 1 January 2016. There is a risk that the Port of Melbourne may attempt to pass on a material increase in rental costs. If the division is unable to negotiate a reasonable increase, the division’s financial performance may be materially impacted.

(e)	Customer consolidation

The global shipping line market is subject to potential changes through consolidation of participants and changes to shipping consortia. The result of these changes may be an increase or a decrease in the Patrick Terminals & Logistics division’s market share and consequently may have a material adverse impact on the division’s financial performance.

(f)	Customer service

The Patrick Terminals & Logistics division’s ability to maintain relationships with major customers is integral to its financial performance.

This in turn depends on the division’s ability to offer competitive service standards and pricing. Poor performance in either area may lead to a loss of major customers which may have a material impact on the division’s financial performance.

(g)	Industrial relations

Australia’s industrial relations laws afford various rights to employees to engage in industrial action. Industrial action can cause significant disruption to Patrick Terminals & Logistics’ customer service performance.

In particular, the activities of the Maritime Union of Australia (including any industrial action taken) in connection with the business operated by the Patrick Terminals & Logistics division impact on the division’s ability to effectively service its customers. This, in turn, could have an impact on customer demand.

Risks specific to Asciano’s Patrick Bulk & Automotive Port Services business:

(a)	Economic activity in certain industries both in Australia and globally

Demand for services provided by the Patrick Bulk & Automotive Port Services division is affected by economic activity in a number of industries, both domestically and globally, including, in particular, the resources, shipping, steel, agriculture, chemical and imported car industries.

Demand, in these industries, is in turn affected by general economic activity (both domestically and globally).

(b)	Competition

The bulk ports and stevedoring sector is a fragmented and highly competitive market with generally low barriers to entry. This creates an environment for potential price discounting and disruption to the market.

Additionally, several of Patrick Bulk & Automotive Port Services key automotive customers also operate in a highly competitive market. If any of these customers endure losses in market share, the division’s revenue may be negatively affected due to lower processing and storage volumes.

(c)	Rising land and site rental costs

The Patrick Bulk & Automotive Port Services division relies on access to port related land and premises at a competitive cost. This includes access to land for the storage of imported automobiles. A significant increase in land and/or site rental costs may have a material adverse impact on the division’s financial performance.

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8.	Risk factors (cont)

(d)	Customer service

The Patrick Bulk & Automative Ports Services division’s ability to maintain relationships with major customers is integral to its financial performance.

This in turn, depends on the division’s ability to offer competitive service standards and pricing. Poor performance in either area may lead to a loss of major customers which may have a material impact on the division’s financial performance.

8.5	Specific risks associated with the Scheme and the creation of the Combined Group

(a)	Approval delays

There is a risk that regulatory approvals may not be obtained, or may be obtained, subject to conditions which adversely affect the Combined Group, or may be delayed, or that the Court may not approve the Scheme, or may delay approval of the Scheme.

(b)	Change of control risk

Some contracts to which members of Asciano Group are a party (including leases, supply contracts, joint venture agreements, financing arrangements and customer contracts) contain change of control provisions that will, or may if certain conditions pertain, be triggered by either the entry into the Scheme Implementation Deed, the Scheme, the acquisition of Asciano Shares by Brookfield Infrastructure following the implementation of the Scheme or the delisting of Asciano. Such provisions allow the counterparty to, variously, demand immediate or earlier repayment of borrowed monies, review, adversely modify or terminate the contract or, in some cases, exercise pre-emptive rights over the joint venture interests of Asciano. If a counterparty to any such contract were to demand immediate or earlier repayment of borrowed monies, terminate or seek to renegotiate the contract or exercise pre-emptive rights with respect to the joint venture interests of Asciano this may, individually or in aggregate, have an adverse effect on the Combined Group, depending on the relevant contract.

Asciano is aware of a number of such provisions that will or may be triggered by the Transaction, and is, under the Scheme Implementation Deed, required to use its reasonable endeavours to obtain all such change of control consents to ensure that there is no adverse effect on the Combined Group arising from such requirements. However, the only instances where the effect of triggering such provisions is considered, individually, to be material to Asciano’s business as a whole relate to those consent requirements which are also Conditions Precedent to the Scheme (being those contained in the container port terminal leases for Port Botany and Port of Brisbane which are fundamental to Asciano’s ports business) and certain consent requirements in Asciano’s financing arrangements.

The Scheme will not proceed unless the Port Botany and Port of Brisbane consents are obtained or Brookfield Infrastructure waives the relevant Condition Precedent. As at the date of this Scheme Booklet, the Directors are not aware of any circumstances which would cause this Condition Precedent not to be satisfied.

In relation to Asciano’s debt financing, the consequences of the Scheme differ between the bank debt and the various bonds on issue. In respect of the bank debt financing, Asciano will seek appropriate assurance from the relevant financiers, in a form acceptable to Brookfield Infrastructure, that any change of control resulting from the Scheme will not lead to the exercise of termination or repayment rights under the review events for that financing. If appropriate assurance is not received, then there is a risk that the A$1.3 billion bank debt facilities would need to be refinanced within 3 months of the Effective Date.

In respect of the various bonds that have been issued by Asciano, provided that Asciano maintains an investment grade credit rating, the Directors are not aware of any circumstances that would cause a termination and repayment event as a result of the Scheme.

(c)	Integration risk

The Scheme will involve the combination of the businesses of Brookfield Infrastructure and Asciano which have previously operated independently. There is a risk that unexpected issues and complications may arise during the process of integration. There is a risk that the Combined Group may face unanticipated liabilities and costs, operational disruption and the possible loss of key employees, customers or market share if integration is not achieved in a timely and orderly manner. There is a risk that the benefits described in Section titled “Reasons to vote in favour of the Scheme” of the Scheme Booklet may not be achieved in a timely manner, at all or to the extent envisaged or that the costs associated with achieving them may be higher than anticipated. Potential issues and complications influencing the achievement of a successful integration and of targeted benefits include:

●	integrating management information systems;

●	merging the culture and management styles of two organisations;

●	experiencing lower than expected cost savings;

●	integrating IT and support functions;

●	unintended losses of key employees; and

●	market conditions or changes in the regulatory environment, or regulatory conditions imposed in connection with the Scheme, impacting the ability of the Combined Group to leverage its increased scale, presence and market intelligence to achieve anticipated benefits.

Detailed planning for a smooth integration of the businesses is taking place to reduce the risk of these issues occurring. However, a risk remains that difficulties of the nature described above may arise.

Any failure to achieve the anticipated benefits could impact the financial performance and position of the Combined Group.

(d)	Transaction costs

BIP, BIP GP and Asciano will incur transaction costs in connection with the Scheme. Both BIP and Asciano will pay transaction fees and other expenses related to the Scheme, including financial advisers’ fees, filing fees, legal and accounting fees, regulatory fees and mailing costs.

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8.	Risk factors (cont)

(e)	Initial risk of high volumes of sell orders for BIP CDIs

Some Scheme Shareholders may not intend to hold the BIP CDIs issued under the Scheme and may seek to sell their BIP CDIs on the ASX, including under the Sale Facility, or the underlying BIP Interests on the TSX or NYSE. In addition, under the Scheme, Ineligible Foreign Shareholders and, unless they have elected otherwise, Asciano Shareholders who would acquire any BIP CDIs which would be a Small Parcel, will have any BIP CDIs that would have been issued to them sold under the Sale Facility.

If a significant number of Scheme Shareholders seek to sell their BIP CDIs or the underlying BIP Interests, this may adversely impact the price of BIP CDIs or BIP Interests in the short term.

(f)	Tax consequences for Scheme Shareholders

If the Scheme becomes Effective, there will be tax consequences for Scheme Shareholders which may include tax being payable on any gain on disposal of Asciano Shares.

For further detail regarding general Australian tax consequences of the Transaction, refer to Section 9 of this Scheme Booklet. The tax treatment may vary depending on the nature and characteristics of each Asciano Shareholder and their specific circumstances. Accordingly, Asciano Shareholders should seek professional tax advice in relation to their particular circumstances.

(g)	Deferred settlement trading of BIP CDIs on ASX

Please see sections 3.17 and 10.8 of this Scheme Booklet for information about deferred settlement trading of BIP CDIs.

8.6	Specific risk factors relating to the Combined Group

(a)	Regulatory Risk

In many instances, Brookfield Infrastructure’s ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, several of Brookfield Infrastructure’s utilities, transport and energy operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect Brookfield Infrastructure’s Operating Entities substantially.

Sometimes commitments to governmental agencies, for example, under toll road concession arrangements, involve the posting of financial security for performance of obligations. If obligations are breached these financial securities may be called upon by the relevant agency.

There is also the risk that Brookfield Infrastructure’s Operating Entities do not have, might not obtain, or may lose permits necessary for their operations. Permits or special rulings may be required on taxation, financial and regulatory related issues. Even though most permits and licenses are obtained before the commencement of operations, many of these licenses and permits have to be renewed or maintained over the life of the business. The conditions and costs of these permits, licenses and consents may be changed on any renewal, or, in some cases, may not be renewed due to unforeseen circumstances or a subsequent change in regulations. In any event, the renewal or non renewal could have a material adverse effect on Brookfield Infrastructure’s business, financial condition and results of operations.

The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulations, may affect Brookfield Infrastructure’s operations or a project substantially. This may also be due to court decisions and actions of government agencies that affect these operations or a project’s performance or the demand for its services. For example, a government policy decision may result in adverse financial outcomes for Brookfield Infrastructure through directions to spend money to improve security, safety, reliability or quality of service.

Brookfield Infrastructure’s financial condition and results of operations could be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which Brookfield Infrastructure has no control such as: the regulatory environment related to its business operations and concession agreements; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which its Operating Entities are located or conduct business or the countries in which the customers of its Operating Entities are located or conduct business or both.

In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of Brookfield Infrastructure’s utility, transport and energy operations, Brookfield Infrastructure cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities Brookfield Infrastructure’s transport and energy operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes may adversely affect Brookfield Infrastructure.

Action taken by national, state or provincial governments, including nationalization or the imposition of new taxes, could materially impact the financial performance or value of BIP’s assets.

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8.	Risk factors (cont)

(b)	Risk of adverse regulatory decisions

Due to the essential nature of some of the services provided by Brookfield Infrastructure’s assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of Brookfield Infrastructure’s operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to Brookfield Infrastructure’s facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that Brookfield Infrastructure’s operations are entitled to charge, cannot be determined with any certainty, as Brookfield Infrastructure does not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of Brookfield Infrastructure’s operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of Brookfield Infrastructure. For example, in 2010 regulatory action taken by the Federal Energy Regulatory Commission (FERC) saw a significant reduction in annual cashflow expectations of Brookfield Infrastructure’s North American gas transmission operations.

(c)	Economic risk

All of BIP’s Operating Entities are subject to general economic conditions and risks relating to the economy.

Some of Brookfield Infrastructure’s operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. For example, Brookfield Infrastructure’s Australian regulated terminal operation relies on demand for coal exports, Brookfield Infrastructure’s Australian rail operation relies on demand for iron ore for steel production and Brookfield Infrastructure’s North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices.

While Brookfield Infrastructure endeavours to protect against short to medium term commodity demand risk wherever possible by structuring its contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take or pay’ arrangements), these contract terms are finite and in some cases contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long term and sustained downturn in the demand for or price of a key commodity linked to one of Brookfield Infrastructure’s operations may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding its efforts to maximize contractual protections.

If a critical upstream or downstream business ceased to operate, this could materially impact Brookfield Infrastructure’s financial performance or the value of one or more of Brookfield Infrastructure’s operating businesses. In extreme cases, Brookfield Infrastructure’s infrastructure could become redundant, resulting in an inability to recover a return on or of capital and potentially triggering covenants and other terms and conditions under associated debt facilities.

(d)	Environmental risks and force majeure

Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including but not limited to acts of God, fires, floods, earthquakes, wars and labour strikes. The assets of Brookfield Infrastructure’s infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, war, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures, accidents, extreme weather events or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation, damage, or penalties for regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable in whole or in part under relevant insurance policies. Business interruption insurance is not always available, or available on reasonable economic terms to protect the business from these risks.

Given the nature of the assets operated by Brookfield Infrastructure’s Operating Entities, Brookfield Infrastructure may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, many components of Brookfield Infrastructure’s South American electricity transmission operations and toll roads are not insured or not fully insured against losses from earthquakes and Brookfield Infrastructure’s North American gas transmission operation, Brookfield Infrastructure’s Australian distribution operations and its European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the Operating Entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns Brookfield Infrastructure receives.

For example, Brookfield Infrastructure’s regulated energy distribution businesses generate revenue based on the volume transmitted through their systems. Weather that deviates materially from normal conditions could impact these businesses. A number of Brookfield Infrastructure’s businesses may be adversely impacted by extreme weather. Brookfield Infrastructure’s Australian rail operation transports grain on its system, for which it is contracted on a volume basis. A drought could have a material negative impact on revenue from grain transportation.

Brookfield Infrastructure’s Operating Entities are also exposed to the risk of environmental damage, as well as the risk of increasing environmental legislation and the broader impacts of climate change.

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8.	Risk factors (cont)

(e)	Capital expenditure

The Combined Group’s infrastructure operations may require substantial capital expenditures in the future. BIP’s utilities, transport and energy operations are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment related to its operations. Any failure to make necessary capital expenditures to maintain BIP’s operations in the future could impair the ability of these operations to serve existing customers or accommodate increased volumes. In addition, BIP may not be able to recover such investments based upon the rates its operations are able to charge.

In some of the jurisdictions in which BIP has utilities, transport or energy operations, certain maintenance capital expenditures may not be covered by the regulatory framework. If BIP’s operations in these jurisdictions require significant capital expenditures to maintain BIP’s asset base, BIP may not be able to recover such costs through the regulatory framework. In addition, BIP may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and other costs are not fully recovered through the regulatory framework.

(f)	Workplace risks

Infrastructure projects and operational assets are highly exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss. Some of the tasks undertaken by employees and contractors are inherently dangerous and have the potential to result in serious injury or death.

Brookfield Infrastructure’s Operating Entities are subject to laws and regulations governing health and safety matters, protecting both members of the public and their employees and contractors. Occupational health and safety legislation and regulations differ in each jurisdiction. Any breach of these obligations, or serious accidents involving Brookfield Infrastructure’s employees, contractors or members of the public could expose them to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, all of which have the potential to impact the results of its Operating Entities and its ability to make distributions. Furthermore, where Brookfield Infrastructure does not control a business, Brookfield Infrastructure has a limited ability to influence health and safety practices and outcomes.

Several of Brookfield Infrastructure’s current operations or other business operations have workforces that are unionized or that in the future may become unionized and, as a result, are required to negotiate the wages, benefits and other terms with many of their employees collectively. If an Operating Entity were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labour costs and restrictions on its ability to maximize the efficiency of its operations, which could have a material adverse effect on its business, financial condition and results of operations.

In addition, in some jurisdictions where Brookfield Infrastructure has operations, labour forces have a legal right to strike which may have an impact on its operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labour disruption which impacted its ability to operate.

(g)	Native title and First Nations rights

Brookfield Infrastructure’s operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although Brookfield Infrastructure believes that it has valid rights to all material easements, licenses and rights of way for Brookfield Infrastructure’s operations, not all of these easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where Brookfield Infrastructure has operations, it is possible to claim indigenous or aboriginal rights to land and the existence or declaration of native title may affect the existing or future activities of its utilities, transport or energy operations and impact on their business, financial condition and results of operations.

In addition, a government, court, regulator, or indigenous or aboriginal group may make a decision or take action that affects an asset or project’s performance or the demand for its services. In particular, a regulator may restrict Brookfield Infrastructure’s access to an asset, or may require Brookfield Infrastructure to provide third parties with access, or may affect the pricing structure so as to lower its revenues and earnings. In Australia, native title legislation provides for a series of procedures that may need to be complied with if native title is declared on relevant land. In Canada, for example, courts have recognized that First Nations peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In either case, the claims of a First Nations group may affect the existing or future activities of its operations, impact on its business, financial condition and results of operations, or require that compensation be paid.

(h)	Litigation risk

Brookfield Infrastructure’s business is at risk of becoming involved in disputes and possible litigation.

Some of BIP’s businesses operate in jurisdictions with less developed legal systems and could experience potential difficulties in obtaining effective legal redress and create uncertainties.

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8.	Risk factors (cont)

(i)	Technology

Brookfield Infrastructure relies on the use of technology. This technology includes computer systems used for information, processing, administrative and commercial operations and the operating plant and equipment used by Brookfield Infrastructure’s assets, including that on its toll roads, in its electricity transmission systems, coal terminal operations, ports, rail networks, and by its electricity and gas distribution companies. In addition, Brookfield Infrastructure also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies are also important to its operations. Brookfield Infrastructure relies on this technology functioning as intended.

Computer systems may be subject to cybersecurity risks or other breaches of information technology security, noting the increasing frequency and severity of these kinds of incidents. Further, the operating equipment used by Brookfield Infrastructure’s assets may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.

A breach of Brookfield Infrastructure’s cyber/data security measures, the failure of any such computerized system or of the operating equipment used by Brookfield Infrastructure’s assets for a significant time period could have a material adverse effect on its business prospects, financial condition, results of operations and cash flow.

Furthermore, Brookfield Infrastructure’s communications infrastructure operations rely for their continued viability on the ongoing demand for tower infrastructure, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies.

Revenues at some of Brookfield Infrastructure’s assets depend on reliable and efficient tolling, metering or other revenue collection systems. There is a risk that, if one or more of Brookfield Infrastructure’s businesses are not able to operate and maintain these tolling, metering or other revenue collection systems in the manner expected, or if the cost of operation and maintenance is greater than expected, Brookfield Infrastructure’s assets, business, financial condition, and risks of operations could be materially adversely affected. Users of Brookfield Infrastructure’s facilities who do not pay tolls or other charges may be subject to either direct legal action from the relevant business, or in some cases may be referred to the state for enforcement action. Brookfield Infrastructure bears the ultimate risk if enforcement actions against defaulting customers are not successful or if enforcement actions are more costly or take more time than expected.

(j)	Counterparty contractual risk

Many of Brookfield Infrastructure’s operations depend on relevant contractual arrangements. The liability of the Service Provider is limited under Brookfield Infrastructure’s arrangements with it and Brookfield Infrastructure has agreed to indemnify the Service Provider against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to Brookfield Infrastructure than it otherwise would if acting solely for its own account.

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pacificnational
VULCAN

9. Tax implications

asciano

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9. Tax implications
144 asciano scheme booklet

9.   Tax implications

9.1	Introduction

This part of the Scheme Booklet provides a general overview of the main Australian taxation implications that should arise for certain Asciano Shareholders as a result of the implementation of the Scheme and the payment of the Special Dividend. The tax treatment may vary depending on the nature and characteristics of each Asciano Shareholder and their specific circumstances. Accordingly, Asciano Shareholders should seek professional tax advice in relation to their particular circumstances.

The information provided below is not applicable to all Asciano Shareholders. The information does not apply to Asciano Shareholders who:

●	hold their Asciano Shares on revenue account (such as share trading entities or other entities who acquired their Asciano Shares for the purposes of resale at a profit) or as trading stock;

●	hold their Asciano Shares under an employee share scheme offered by Asciano;

●	are under a legal disability; or

●	are subject to the taxation of financial arrangements rules in Division 230 of the Income Tax Assessment Act 1997 (Cth) in relation to gains and losses on their Asciano Shares.

The taxation overview set out below takes into account legislation enacted or proposed as at the date of this Scheme Booklet, the interpretation of such laws by the courts and relevant administrative practices. It does not purport to be a complete analysis or to identify all potential related tax consequences.

The taxation overview does not constitute tax advice and should not be relied upon as such.

All Asciano Shareholders are advised to obtain independent taxation advice in respect of the Scheme and the payment of the Special Dividend which takes into account their personal circumstances. This taxation advice should specifically consider the tax treatment arising in respect of the Special Dividend derived by the Asciano Shareholder.

Asciano has applied for the ATO Tax Ruling from the Australian Taxation Office (“ATO”) in respect of a number of taxation implications for Asciano Shareholders. The information provided below is consistent with that application. Asciano Shareholders should refer to the ATO’s Tax Ruling once it is published on www.ato.gov.au.

9.2	Disposal of Asciano Shares

A Capital Gains Tax (“CGT”) event should happen to Asciano Shareholders when their Asciano Shares are transferred to the Acquirer under the Scheme. The time that a CGT event occurs is when the contract is entered into or, if there is no contract, when the change of ownership occurs. Under the Scheme the disposal does not happen under a contract. Therefore, the time of the CGT event for the Asciano Shareholders will be the date on which the Asciano Shares are disposed of which will be the Implementation Date.

(a)	Australian resident Asciano Shareholders

As noted above, a CGT event will happen for Asciano Shareholders when they dispose of each Asciano Share under the Scheme. The Asciano Shareholders will be required to determine if a capital gain or loss has been made from that CGT event.

Asciano Shareholders will not be eligible for any CGT roll-over relief in connection with the Scheme.

Australian resident Asciano Shareholders should:

●	make a capital gain if the capital proceeds from the disposal of their Asciano Shares exceed the cost base of their Asciano Shares; or

●	make a capital loss if the capital proceeds are less than their reduced cost base of the Asciano Shares.

An Asciano Shareholder’s capital proceeds will depend on the form of the Scheme Consideration that the Asciano Shareholder is entitled to receive on the Implementation Date. The Scheme Consideration may be comprised of either:

●	entirely BIP CDIs. In this case, the Asciano Shareholder’s capital proceeds should include the market value of the BIP CDIs received;

●	entirely cash, where the Maximum Cash Consideration is selected and the scale-back mechanism has not been triggered. In this case, the Asciano Shareholder’s capital proceeds should include the amount of cash received; or

●	partly BIP CDIs and partly cash consideration. In this case, the Asciano Shareholder’s capital proceeds should include:

–	the market value of the BIP CDIs received; and

–	the amount of cash received.

The market value of the BIP CDIs for Australian taxation purposes should be the closing price of a BIP CDI on the Implementation Date.

The Special Dividend should not form part of the capital proceeds for Asciano Shareholders. This issue is being addressed in the ATO Tax Ruling requested by Asciano. Asciano Shareholders should refer to the ATO Tax Ruling once it is published.

The cost base of the Asciano Shares will generally include the Asciano Shareholder’s original or deemed cost of acquisition, plus certain incidental costs incurred in relation to the acquisition or disposal of the Asciano Shares. Asciano Shareholders that acquired their Asciano Shares as a result of the demerger from Toll Holdings Limited and/or that received shares in Asciano as a result of the Corporatisation should refer to Class Ruling CR 2008/32 and Class Ruling CR 2010/47 for further information in relation to how to calculate the cost base of their Asciano Shares.

CGT discount

Asciano Shareholders who are individuals, complying superannuation entities, trustees of trusts or (in limited circumstances) life insurance companies may be entitled to reduce the amount of any capital gain made on the disposal of their Asciano Shares if they have held their Asciano Shares for at least 12 months before the Implementation Date not including the date of acquisition and the date of disposal of the Asciano Shares (the reduction is referred to as the “CGT discount”). The CGT discount is applied only after available capital losses have been applied to reduce the capital gain.

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9.   Tax implications  (cont)

The discount rate is 50% for individuals and trustees, and 33 1⁄3% for complying superannuation entities and life insurance companies.

The CGT discount is not available to Asciano Shareholders that are companies.

Capital gains and capital losses made by an Asciano Shareholder in an income year from all sources are aggregated to determine whether they make a net capital gain or capital loss for that income year.

(b)	Taxation implications for non-resident Asciano Shareholders

Asciano Shareholders who are not residents of Australia for tax purposes should not be subject to Australian CGT in respect of the transfer of their Asciano Shares to the Acquirer under the Scheme, provided they (together with their associates) did not hold 10% or more of the total number of Asciano Shares on issue as at the Implementation Date or throughout a 12 month period that began no earlier than 24 months before the Implementation Date.

Asciano Shareholders who are not residents of Australia for tax purposes and who have held (together with their associates) 10% or more of the total number of Asciano Shares on issue at any relevant time should seek their own independent professional advice on the application of Australia’s CGT rules to the Scheme.

Asciano Shareholders who are not residents of Australia for tax purposes should also obtain specific advice on the application of the laws of their country of residence (for tax purposes) in determining the tax consequences of the disposal of their Asciano Shares.

(c)	Stamp duty associated with the disposal of Asciano Shares under the Scheme

Asciano Shareholders will not incur stamp duty costs in relation to the transfer of their Asciano Shares to the Acquirer or the receipt of BIP CDIs pursuant to the Scheme.

(d)	Goods and services tax associated with the disposal of Asciano Shares under the Scheme

No goods and services tax (“GST”) will be payable by Asciano Shareholders in relation to the disposal of Asciano Shares under the Scheme or the acquisition of the BIP CDIs.

GST may be imposed on taxable supplies (if any) obtained by Asciano Shareholders from third party suppliers (such as advisor costs) in connection with the Scheme. The entitlement of Asciano Shareholders to claim input tax credits on these acquisitions (if any) may be restricted. GST registered entities should seek their own professional tax advice in this regard.

9.3	Income tax implications of holding BIP CDIs

(a)	Income tax treatment of BIP

BIP is a resident of Bermuda for income tax purposes and is a publicly traded partnership on the NYSE and TSX. If the Scheme becomes Effective, it is expected that BIP will also be listed (as a foreign exempt listing on the ASX). Bermuda does not impose any income taxes or withholding taxes in relation to activities undertaken by residents.

From an Australian tax perspective, BIP should be treated as a corporate limited partnership and should therefore be treated as a company and BIP CDIs should be treated as shares in a company for Australian income tax purposes.

BIP may be a controlled foreign company for Australian income tax purposes. Accordingly, foreign income earned by BIP may be attributed to an Australian taxpayer that has an associate-inclusive control interest in BIP of at least 10%. Accordingly, any Asciano Shareholder who, together with their associates, holds a 10% or more interest in BIP should seek further independent advice in relation to these matters.

(b)	Treatment of distributions

The tax treatment of a BIP distribution received by Asciano Shareholders in respect of their BIP CDIs following the Scheme may vary depending on the nature and characteristics of each Asciano Shareholder and their specific circumstances. Accordingly, Asciano Shareholders should seek professional tax advice in relation to their particular circumstances.

Depending on the future financial position of BIP, Asciano Shareholders may receive distributions from BIP following the Scheme. These distributions should generally be treated as unfranked dividends for Australian income tax purposes.

In general terms, where a distribution is paid by BIP out of profits (as distinct from out of capital) in respect of BIP CDIs, such a distribution should be treated as Australian assessable income of:

●	Asciano Shareholders who are Australian tax resident individuals; or

●	Asciano Shareholders who are Australian tax resident companies that do not have, or have a right to acquire, at least a 10% interest in the voting power, capital or rights to distributions of BIP; or

●	the trustee or the beneficiary, as the case may be, of Asciano Shareholders who are Australian tax resident trusts.

Asciano Shareholders may be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends for any foreign income tax withheld by BIP. Australian foreign income tax offsets will not be available in respect of withholding taxes paid by BIP’s subsidiaries. Asciano Shareholders should seek independent advice in relation to their entitlement to foreign income tax offsets in respect of distributions received on BIP CDIs following the Scheme.

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9.   Tax implications  (cont)

Should an Asciano Shareholder wish to have a reduced rate of withholding tax applied to their distributions certain foreign tax declaration forms are required to be completed.

Where future distributions from BIP, in whole or in part, comprise a return of capital from BIP, generally, that component of the distribution should not constitute Australian assessable income and no foreign income tax offset would be available. The cost base and reduced cost base in an Scheme Shareholder’s BIP CDIs should be reduced by an amount equal to the capital distribution received in respect of the BIP CDIs. This will be relevant for the purpose of calculating an Asciano Shareholder’s net capital gain or loss on a later disposal.

(c)	Disposal of BIP CDIs by Australian residents

An Asciano Shareholder may wish to sell any BIP CDIs acquired under the Scheme at a later time. A CGT event should happen to Asciano Shareholders who dispose of any BIP CDIs acquired under the Scheme.

To determine the extent of any capital gain or capital loss on the disposal of the BIP CDIs, it will be necessary to have regard to the cost base of the BIP CDIs and the time of their acquisition. In general terms:

●	the cost base of the BIP CDIs should be equal to the market value of the Asciano Shares exchanged under the Scheme less any cash consideration received; and

●	Asciano Shareholders should be taken to have acquired their BIP CDIs at the time they are issued, which should be the Implementation Date.

Asciano Shareholders who are individuals, complying superannuation entities, trustees of trusts or (in limited circumstances) life insurance companies may be entitled to reduce the amount of any capital gain made on a future disposal of BIP CDIs acquired under the Scheme. In order for the reduction to be available, the Asciano Shareholder must have held their BIP CDIs for at least 12 months not including the date of acquisition and the date of disposal of the BIP CDIs. The CGT discount is applied only after available capital losses have been applied to reduce the capital gain.

The discount rate is 50% for individuals and trustees, and 33 1/3% for complying superannuation entities and life insurance companies.

The CGT discount is not available to Asciano Shareholders that are companies.

9.4	Income Tax Implications of exchanging BIP CDIs for BIP Interests

Where Australian resident holders of BIP CDIs convert their BIP CDIs into BIP Interests, this should not give rise to any CGT implications on conversion. This is on the basis that the conversion or exchange should not result in a change in beneficial ownership of the underlying BIP Interests and therefore should not result in a CGT event.

9.5	Special Dividend

If the Scheme is approved, Asciano expects to pay Asciano Shareholders who are registered in the Register as a holder of Asciano Shares on the Special Dividend Record Date a Special Dividend of up to A$0.90 per Asciano Share held by those Asciano Shareholders on the Special Dividend Payment Date.

The Special Dividend is expected to be fully franked.

(a)	Taxation implications for Australian resident Asciano Shareholders

Asciano has applied to the ATO for a class ruling for the benefit of resident Asciano Shareholders (the “ATO Tax Ruling”). It is expected that the ATO Tax Ruling, once issued, will confirm the tax treatment of the Special Dividend set out below.

The Special Dividend will be assessable to Australian resident Asciano Shareholders.

Generally, the franking credits attached to the Special Dividend received directly by an Australian resident Asciano Shareholder will also be included in the assessable income of that Asciano Shareholder (i.e. the amount of a fully franked dividend is grossed up by the amount of the franking credits attached to the Special Dividend and this grossed up amount is included in the assessable income of the Asciano Shareholder).

A tax offset equal to the franking credits should then be available to offset or reduce the resulting tax liability. Individuals and complying superannuation entities may be entitled to a refund where the tax offset for any franked distribution exceeds their tax liability. Where the Asciano Shareholder is a corporate shareholder, franked dividends will generally give rise to a franking credit in the company’s franking account.

To be eligible for the franking credit and tax offset, an Asciano Shareholder must generally satisfy the ‘holding period rules’. In this case, this means the Asciano Shares in respect of the Special Dividend must be held ‘at risk’ for a continuous period of at least 45 days (not including the date of acquisition and the date of disposal of the Asciano Shares) within the relevant ‘qualification period’.

An Asciano Shareholder will not be taken to have held the Asciano Shares ‘at risk’ where the Asciano Shareholder holds ‘positions’ (such as options or other hedging arrangements) which materially diminish the risks of loss or opportunities for gain in respect of those Asciano Shares by more than 70%. In relation to the Scheme, Asciano Shareholders will not hold their Asciano Shares ‘at risk’ from the Scheme Record Date.

As a practical matter and applying the expected timetable, an Asciano Shareholder who holds their Asciano Shares at risk for a continuous period of at least 45 days during the period from 17 October 2015 to 1 December 2015 (inclusive) should satisfy the ‘holding period rules’ and be eligible for the franking credit and tax offset. This issue is being addressed in the ATO Tax Ruling requested by Asciano. Asciano Shareholders should refer to the ATO Tax Ruling once it is published.

(b)	Taxation implications for non-resident Asciano Shareholders

The Special Dividend should not be subject to Australian dividend withholding tax and should not otherwise be subject to Australian tax for non-Australian resident Asciano Shareholders.

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10. Additional information concerning the Scheme

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10 Additional information.concerning the Scheme

10. Additional information concerning the Scheme

10.1	Securities in Asciano held by, or on behalf of, Directors

Except as stated in this Section 10.1:

●	there are no marketable securities of Asciano held by or on behalf of Directors as at the date of this Scheme Booklet;

●	no Director holds, or has any interest in, marketable securities of Acquirer or any member of the Brookfield Group; and

●	there has been no dealing by any of the Directors in any marketable securities of Asciano or Acquirer or any member of the Brookfield Group in the four months preceding 23 September 2015, the last practicable trading day before the date of this Scheme Booklet.

(a)	Interests of Directors in marketable securities of Asciano

The following table shows the Relevant Interest of each Director in marketable securities as at 23 September 2015, the last practicable day before the date of this Scheme Booklet:

Name of Director	Number of Asciano Shares held directly or indirectly	Number of rights under executive incentive plans held
Malcolm Broomhead (Chairman)	110,000	0
John Mullen (Chief Executive Officer and Managing Director)	545,056	1,260,689
Chris Barlow	8,758	0
Robert Edgar	99,884	0
Peter George``	46	0
Shirley Int’Veld	0	0
Geoff Kleemann	16,667	0
Ralph Waters	25,000	0

(b)	Interests and dealings of Directors in securities in Acquirer or any member of the Brookfield Group

No Director has a Relevant Interest in any securities in Acquirer or any member of the Brookfield Group.

(c)	Payments or other benefits to Directors, secretaries or executive officers of Asciano

Except as set out below or otherwise disclosed in this Scheme Booklet:

●	there is no payment or other benefit that is proposed to be made or given to any Director, secretary or executive officer of Asciano (or any of its Related Bodies Corporate) as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in Asciano or any of its Related Bodies Corporate as a consequence of or in connection with the Scheme and no Director, secretary or executive officer of Asciano (or any of its Related Bodies Corporate) has had or is to have the amount of any payment or benefit which may be made to them upon their loss of office or retirement from office materially affected by the Scheme;

●	the Directors do not have any other interests in a contract entered into by Acquirer or any member of the Brookfield Group;

●	there are no contracts or arrangements between a Director and any person in connection with or conditional upon the outcome of the Scheme; and

●	the Directors do not have a material interest in relation to the Scheme.

10.2	Agreements in connection with the Transaction

(a)	Scheme

The proposed Scheme under Part 5.1 of the Corporations Act between Asciano and Asciano Shareholders, as generally summarised in this Scheme Booklet, is attached in Appendix D to this Scheme Booklet, subject to any modifications or conditions made or required by the Court under section 411(6) of the Corporations Act and approved by Asciano and Brookfield Infrastructure.

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10.   Additional information concerning the Scheme  (cont)

(b)	Scheme Implementation Deed

On 17 August 2015, Asciano and BIP entered into a Scheme Implementation Deed which sets out the rights and obligations of Asciano and BIP in connection with the implementation of the Scheme, including an obligation for Asciano to propose the Scheme to Asciano Shareholders. A copy of the Scheme Implementation Deed is included in Annexure C to this Scheme Booklet.

The parties have executed a side letter in relation to certain amendments to the Scheme Implementation Deed necessary to reflect the fact that the scrip component of the Scheme Consideration will be provided by way of BIP CDIs, not by the direct listing of BIP Interests on the ASX as envisaged at the time of the Scheme Implementation Deed. The effect of this side letter is described further in section 3.20.

A summary of the Scheme Implementation Deed follows:

●	Conditions Precedent

Implementation of the Scheme is subject to a number of conditions which must be satisfied or waived (where capable of waiver) before the Scheme can be implemented and which are set out in clause 3 of the Scheme Implementation Deed. These conditions are summarised in Section 3.2 of this Scheme Booklet. Both parties are under an obligation to use reasonable endeavours to ensure that each of the Conditions Precedent are satisfied prior to the End Date (being six months after the date of the Scheme Implementation Deed).

As at the date of this Scheme Booklet, the Directors are not aware of any circumstances which would cause the outstanding Conditions Precedent not to be satisfied or (where applicable) waived.

●	Conduct of business and access to information

Clauses 5 and 6 of the Scheme Implementation Deed set out the obligations of each party applying from the date of the Scheme Implementation Deed up to and including the Implementation Date with respect to conduct of their respective businesses and access to information. Each party is obliged to, among other things:

–	conduct its businesses and operations, and, in Asciano’s case, cause each other Asciano Group Member to conduct its respective business and operations, in the ordinary and usual course consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of the Scheme Implementation Deed;

–	make all reasonable efforts, and (in the case of Asciano) procure that each other Asciano Group Member makes all reasonable efforts, to:

●	preserve and maintain the value of their respective businesses and assets and keep available the services of their directors, officers and employees; and
●	maintain and preserve their relationships with Government Agencies, customers, suppliers and others having business dealings with any Asciano Group Member (in the case of Asciano) (including, in the case of Asciano, using reasonable endeavours to obtain consents from third parties to any change of control provisions in any contracts or arrangements to which a member of the Asciano Group is a party); and

–	ensure, respectively, that no Asciano or Brookfield Prescribed Occurrence or Asciano Regulated Event occurs prior to the Implementation Date; and

–	afford to the other and its Related Persons (including any Investigating Accountant) reasonable access to information, including financial, tax and other information about their respective business, or such senior executives of the other as reasonably requested at mutually convenient times, and afford the other reasonable co-operation for the purposes of or in connection with the Transaction, including providing regular reports on the financial affairs of the Asciano Group (in the case of Asciano) and the Brookfield Group (in the case of Brookfield Infrastructure) in a timely manner to the other party; and

–	in the case of Asciano, provide timely cooperation in connection with the arrangement or syndication of any acquisition, debt or equity financings by any member of the Brookfield Group as may be reasonably requested by BIP.

●	Exclusivity

Clause 11 of the Scheme Implementation Deed sets out the exclusivity obligations of Asciano in connection with the implementation of the Scheme. A summary of the key exclusivity obligations of Asciano during the Exclusivity Period is set out below:

–	(no talk and no shop) Asciano must not, and must ensure that each of its Related Persons does not, directly or indirectly, without the prior written consent of BIP:

●	(no shop): solicit, invite, encourage or initiate (including by the provision of non-public information to any Third Party) any inquiry, expression of interest, offer, proposal or discussion by any person in relation to, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal or communicate to any person an intention to do any of the above;

●	(no talk): participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal; or participate in or continue any negotiations or discussions with respect to any actual, proposed or potential Competing Proposal; or enter into any agreement, arrangement or understanding in connection with such a Competing Proposal; or provide any non-public information about the business or affairs of the Asciano Group to a Third Party (other than a Government Agency that has a right to obtain that information and has sought it) in connection with a Competing Proposal.

The no talk obligation is subject to a “fiduciary out” where, in the opinion of the Asciano Board, formed in good faith after receiving written advice from its external legal advisors, complying with that obligation would constitute, or would be likely to constitute, a breach of any of the fiduciary or statutory duties of the directors of Asciano, provided that the actual, proposed or potential Competing Proposal was not directly or indirectly brought about by, or facilitated by, a breach of the no shop obligations.

–	(Notification of approaches) Asciano must, as soon as possible, notify BIP in writing if it, or any of its Related Persons, becomes aware of any:

●	discussions or attempt or intention to initiate any discussions in relation to an actual or potential Competing Proposal;
●	proposal made to Asciano or any of its Related Persons, in connection with an actual or potential Competing Proposal; or

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10.   Additional information concerning the Scheme  (cont)

●	any provision of non-public information concerning a member of the Asciano Group to any Third Party in connection with an actual or potential Competing Proposal.

A notification given must include the identity of the Third Party, including all the material terms relating to the actual or potential Competing Proposal.

–	(Matching right) Asciano must not enter into any binding legal agreement, arrangement or understanding in respect of a Competing Proposal where the Asciano Board acting in good faith and in order to satisfy what the Directors consider to be their statutory or fiduciary duties (having received written advice from its external legal advisors) determines that a Competing Proposal would be or would be likely to be an actual, proposed or potential Superior Proposal, and:

●	Asciano has complied with its obligation to notify BIP of the approach as summarised above;
●	Asciano has given BIP at least 5 Business Days after the notification of the approach to provide a matching or superior proposal to the terms of the actual, proposed or potential Competing Proposal; and
●	BIP has not announced a matching or superior counterproposal to the terms of the actual, proposed or potential Competing Proposal by the expiry of the 5 Business Day period.

If BIP announces a counterproposal within those 5 Business Days and the Asciano Board considers, acting reasonably and in good faith, such counterproposal would provide an equivalent or superior outcome for Asciano Shareholders as a whole compared with the Competing Proposal (taking into account the terms and conditions), Asciano and BIP must use their reasonable endeavours to implement BIP’s counterproposal as soon as reasonably practicable, and Asciano must use its reasonable endeavours to procure that the Asciano Board continues to recommend the Scheme (as modified by the counterproposal).

●	Reimbursement fee arrangements

Clause 12 of the Scheme Implementation Deed sets out the circumstances with respect to which Asciano has agreed to pay a reimbursement fee of A$88 million to BIP. The reimbursement fee will be payable if any one of the following events occurs:

–	during the Exclusivity Period, one or more Asciano Board Members withdraws, adversely revises or adversely qualifies his or her support of the Scheme or his or her recommendation that Asciano Shareholders (other than Excluded Asciano Shareholders) vote in favour of the Scheme, or, having made such a recommendation, withdraws, adversely revises or adversely qualifies that recommendation for any reason, provided that in each case BIP has terminated the Scheme Implementation Deed, unless:

●	the Independent Expert concludes (in the Independent Expert’s Report, as contained in the Scheme Booklet approved by the Court at the First Court Date for despatch to Asciano Shareholders but not in any update, addendum or variation of the Independent Expert’s Report) that the Scheme is not in the best interest of Asciano Shareholders (except where that conclusion is due wholly or partly to the existence, announcement or publication of a Competing Proposal); or
●	the Independent Expert concludes in any update, addendum or variation of the Independent Expert’s Report that the Scheme is not in the best interests of Asciano Shareholders and:

●	that conclusion is not due wholly or partly to the existence, announcement or publication of a Competing Proposal;
●	that conclusion is primarily due to a decrease in the Australian dollar value of BIP CDIs; and
●	the AUD Value of a BIP Interest has been equal to or less than A$45.20 for any 5 consecutive trading days within the three weeks prior to the date of the update, addendum or variation of the Independent Expert’s Report; or

●	Asciano was, at the time BIP terminated the deed, entitled to terminate the Scheme Implementation Deed because BIP had materially breached the Scheme Implementation Deed, a Brookfield Material Adverse Change or Prescribed Occurrence had occurred, or a breach of a “Brookfield Representation and Warranty” as that term is defined in the Scheme Implementation Deed set out in Annexure C of this Scheme Booklet (considered material in the context of the Scheme taken as a whole) continued to exist for 5 Business Days after Asciano gave BIP written notice of the breach; or

–	BIP terminates the Scheme Implementation Deed for material breach;

–	one or more Asciano Board Members recommends that Asciano Shareholders accept or vote in favour of, or otherwise supports or endorses (including support by way of accepting or voting, or by way of stating an intention to accept or vote, in respect of any Director’s Asciano Shares), a Competing Proposal of any kind that is announced (whether or not such proposal is stated to be subject to any pre-conditions) between the date of the Scheme Implementation Deed and the end of the Exclusivity Period; or

–	a Competing Proposal of any kind is announced during the Exclusivity Period (whether or not such proposal is stated to be subject to any pre-conditions) and, within 12 months of the date of such announcement, the Third Party or any Associate of that Third Party, completes a Competing Proposal, acquires control of Asciano, or Asciano has entered into an agreement with such Third Party which requires Asciano to abandon or otherwise fail to proceed with the Scheme.

Asciano’s total liability under the agreement is capped at the amount of the reimbursement fee and Asciano will not be required to pay (and will be entitled to a refund to the extent that it has already paid) the reimbursement fee if the Scheme becomes Effective, notwithstanding the occurrence of any of the trigger events set out above.

●	Representations and warranties

BIP, in Schedule 2 to the Scheme Implementation Deed, and Asciano in Schedule 3 to the Scheme Implementation Deed, have each given representations and warranties to the other, customary for a transaction of this nature.

●	Termination rights

Clause 13 of the Scheme Implementation Deed sets out the termination rights of each party. These are summarised below.

–	Termination by either party

Either party may terminate the Scheme Implementation Deed if:

●	at any time before 8:00am (Sydney time) on the Second Court Date, the other party has materially breached the Scheme Implementation Deed and failed to remedy that breach within 5 Business Days after the date on which the party entitled to terminate gave written notice of the breach to the party in breach, other than in respect of a breach of a representation and warranty of either party;

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10.   Additional information concerning the Scheme  (cont)

●	at any time before 8:00am (Sydney time) on the Second Court Date if the Court or another government agency (including any other court) has taken any action permanently restraining or otherwise prohibiting or preventing the Scheme, or has refused to do any thing necessary to permit the Scheme, and the action or refusal has become final and cannot be appealed or reviewed;
●	there is an event or occurrence that would, or does, prevent any of the Conditions Precedent being satisfied by the time and date specified in this deed for the satisfaction of that Condition Precedent, and the parties are unable to reach agreement to proceed with the Scheme following good faith negotiations;
●	the Effective Date for the Scheme has not occurred, or will not occur, on or before the End Date; or
●	at any time prior to 8:00am (Sydney time) on the Second Court Date, the other party is in breach of a representation and warranty and the relevant breach is material in the context of the Scheme taken as a whole and continues to exist 5 Business Days (or any shorter period ending at 5:00pm (Sydney time) on the Business Day before the Second Court Date) after the date on which written notice is given of the breach.

–	Termination by BIP

BIP may terminate the Scheme Implementation Deed at any time before 8:00am (Sydney time) on the Second Court Date if:

●	an Asciano Material Adverse Change or an Asciano Prescribed Occurrence occurs; or
●	any Director fails to recommend the Scheme or any Asciano Board Member withdraws, adversely revises or adversely modifies his or her recommendation that Asciano Shareholders (other than Excluded Asciano Shareholders) vote in favour of the Scheme or any Director makes a public statement indicating that he or she no longer recommends the Transaction or recommending, supporting or endorsing another transaction (including any Competing Proposal).

–	Termination by Asciano

Asciano may terminate the Scheme Implementation Deed at any time before 8:00am (Sydney time) on the Second Court Date if:

●	a Brookfield Material Adverse Change or a Brookfield Prescribed Occurrence occurs; or

●	the Asciano Board or a majority of the Asciano Board has changed, withdrawn or modified its recommendation in accordance with clause 5.5 of the Scheme Implementation Deed and Asciano has complied with any obligations to pay the reimbursement fee.

(c)	Deed Poll

BIP and Acquirer have executed the Deed Poll which requires them to perform their obligations under the Scheme, including the obligation to provide the Scheme Consideration to each Scheme Shareholder, subject to the Scheme becoming Effective. A copy of the Deed Poll is included in Annexure E to this Scheme Booklet.

10.3	Implications for creditors of Asciano Group

The Scheme, if implemented, and the Special Dividend, if paid, are not expected to materially prejudice Asciano’s ability to pay its creditors. No material new liability will be incurred by the Asciano Group as a consequence of implementation of the Scheme other than the transaction costs described in Section 10.6 and the liabilities and costs incurred in payment of any Special Dividend (see Sections 3.4 and 4.7).

The Asciano Group has paid and is paying all its creditors within Asciano’s normal terms of trade. Each Asciano Group company is solvent and is trading in an ordinary commercial manner.

10.4	Consents

The following parties have given and have not, before the time of registration of this Scheme Booklet by ASIC, withdrawn their written consent to be named in this Scheme Booklet in the form and context in which they are named:

●	King & Wood Mallesons as Australian legal advisor to Asciano;

●	Goldman Sachs Australia Pty Ltd and Gresham Advisory, as Financial Advisors to Asciano;

●	PwC as Tax Advisor to Asciano;

●	Grant Samuel as Independent Expert;

●	Deloitte as Investigating Accountant;

●	Computershare Investor Services Pty Limited as the Asciano Registry and BIP Registry;

●	Herbert Smith Freehills as Australian legal advisor to BIP and Acquirer;

●	Torys LLP as Canadian and U.S. legal advisor to BIP and Acquirer; and

●	Citi and Macquarie Capital as financial advisors to BIP and Acquirer.

Grant Samuel has given and has not, before the time of registration of this Scheme Booklet by ASIC, withdrawn its written consent to the inclusion of its Independent Expert’s Report in this Scheme Booklet in the form and context in which it is included and to all references in this Scheme Booklet to that report in the form and context in which they appear.

Deloitte has given and has not, before the time of registration of this Scheme Booklet by ASIC, withdrawn its written consent to the inclusion of its Investigating Accountant’s Report in this Scheme Booklet in the form and context in which it is included and to all references in this Scheme Booklet to that report in the form and context in which they appear.

Brookfield Infrastructure and Acquirer have each given, and have not withdrawn before the time of registration of this Scheme Booklet by ASIC, their consent to be named in this Scheme Booklet in the form and context in which they are named and their consent to the inclusion of the Brookfield Information, on the basis set out in the Section entitled “Important Notices” and as set out in the Scheme Implementation Deed in Annexure C.

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10.   Additional information concerning the Scheme  (cont)

10.5	Disclaimers

Each person referred to in Section 10.4:

●	does not make, or purport to make, any statement in this Scheme Booklet other than those statements made in the capacity and to the extent the person has provided its consent, as referred to above; and

●	to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Scheme Booklet other than as described in this Section 10.4 with that person’s consent.

10.6	Transaction costs

The persons named in this Scheme Booklet as performing a function in a professional or advisory capacity in connection with the Scheme and with the preparation of this Scheme Booklet on behalf of Asciano are King & Wood Mallesons as legal advisor, Goldman Sachs and Gresham Advisory as Financial Advisors, Grant Samuel as Independent Expert, PwC as tax advisor and Computershare Investor Services Pty Limited as the Asciano Registry.

The fee for professional services paid or payable to King & Wood Mallesons as Australian legal advisor is approximately $3 million. The fee for professional services paid or payable to Goldman Sachs and Gresham Advisory as Financial Advisors is up to $21.8 million for Goldman Sachs and $5.4 million for Gresham. The fee for professional services paid or payable to PwC as tax advisor is approximately $80,000.

The fee paid to Grant Samuel which has provided the Independent Expert’s Report is A$1.1 million (plus GST).

The persons named in this Scheme Booklet as performing a function in a professional or advisory capacity in connection with the Scheme and with the preparation of this Scheme Booklet on behalf of the Acquirer and BIP are Herbert Smith Freehills as legal advisor, Citi and Macquarie Capital as Financial Advisors, Grant Samuel as Independent Expert, Deloitte as Investigating Accountant and Computershare Investor Services Pty Limited as the BIP Registry.

The fee for professional services paid or payable to Herbert Smith Freehills as Australian legal advisor is approximately $2.8 million and to Torys LLP as Canadian and U.S. legal adviser is US$650,000. The fee for professional services paid or payable to Citi and Macquarie Capital as Financial Advisors to BIP and the Acquirer is up to $10 million each. The fee for professional services paid or payable to Deloitte as Investigating Accountant is approximately $760,000.

The fee for professional services paid or payable to Computershare Investor Services Pty Limited for services provided as the Asciano Registry and the BIP Registry is A$500,000 (plus GST).

10.7	Status of regulatory conditions

The implementation of the Scheme is subject to various approvals, consents or relief being obtained from various regulatory authorities. As at the date of lodgement of this Scheme Booklet with ASIC for registration, Asciano, Acquirer and Brookfield Infrastructure (or as appropriate, its Affiliates) have applied for all of the regulatory approvals, consents or relief which they consider are necessary or desirable for the purposes of implementing the Scheme.

10.8	ASIC relief

●	Paragraph 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires this Scheme Booklet to set out whether, within the knowledge of the Directors, the financial position of Asciano has changed since the date of the last balance sheet laid before the company’s annual general meeting or sent to Asciano Shareholders in accordance with section 314 or 317 of the Corporations Act being 30 June 2014.

ASIC has granted Asciano relief from this requirement so that this Scheme Booklet only needs to set out whether, within the knowledge of the Directors, the financial position of Asciano has materially changed since 30 June 2015 (being the last date of the period to which the financial statements for the full-year ended 30 June 2015 relate).

Asciano will provide a copy of the financial statements for the full-year ended 30 June 2015 free of charge to any Asciano Shareholder who requests a copy, prior to the Scheme being approved by the Court.

●	Paragraph 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires this Scheme Booklet to set out particulars of any payment or benefit made or given to any Director, secretary or executive officer of Asciano or a Related Body Corporate as compensation for loss of office in Asciano or a Related Body Corporate, or as consideration for or in connection with his or her retirement from office in Asciano or a Related Body Corporate.

ASIC has granted Asciano relief from this requirement so that this Scheme Booklet is only required to disclose particulars of payments made or benefits given to a Director, secretary or executive officer in relation to their resignation or retirement from office where those payments or benefits are made in connection with or are materially affected by the implementation of the Scheme. In respect of any such payments or benefits, Asciano is able to:

–	describe any such payments or benefits on an aggregate rather than an individual basis; and

–	refrain from disclosing the name of any director, executive officer or secretary who will lose office or retire from office in connection with the Scheme, unless that person is a director of Asciano.

●	Section 1020B(2) of the Corporations Act requires a seller of certain products to have a presently exercisable and unconditional right to vest the relevant products in the buyer.

For the avoidance of doubt, Asciano has applied for, and ASIC has granted, technical relief so that the entitlements of certain Scheme Shareholders to BIP CDIs are considered to be presently exercisable for the purposes of that section, and so able to be traded on a deferred settlement basis. The entitlements covered by the relief are the minimum entitlements to BIP CDIs at the time of sale of those Scheme Shareholders:

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10.   Additional information concerning the Scheme  (cont)

–	who have made, at the time of sale, irrevocable Elections for either Standard Consideration or Maximum Scrip Consideration (whether or not the result of scale back is yet known); or

–	who have not made an Election but, at the time of sale after the Election Date, have been deemed to have elected Standard Consideration; or

–	who, at the time of sale after the announcement of results of Elections to the ASX, have an entitlement to BIP CDIs as a result of a scale-back of Maximum Cash Consideration.

The relief also applies in relation to sales of BIP CDIs by subsequent transferees, provided that such a sale is unconditional or conditional only upon any or all of the payment of the consideration in respect of the purchase, the receipt by the person of a proper instrument of transfer in respect of the BIP CDIs, the receipt by the person of the documents that are, or are the documents of title to, the BIP CDIs or the implementation of the Scheme on the Implementation Date.

●	ASIC has granted relief from various provisions in the Corporations Act (including the provisions relating to managed investment schemes and financial services licensing) that may otherwise apply to the Sale Facility.

10.9	No unacceptable circumstances

The Directors believe that the Scheme does not involve any circumstances in relation to the affairs of any member of Asciano that could reasonably be characterised as constituting “unacceptable circumstances” for the purposes of section 657A of the Corporations Act.

10.10	Lodgement of Scheme Booklet

The Scheme Booklet was given to ASIC on 8 September 2015 in accordance with section 411(2)(b) of the Corporations Act. ASIC takes no responsibility for the content of this Scheme Booklet.

10.11	Supplementary information

Asciano will issue a supplementary document to this Scheme Booklet upon becoming aware of any of the following between the date of lodgement of this Scheme Booklet with ASIC for registration and the Second Court Date:

●	a material statement in this Scheme Booklet is false or misleading;

●	a material omission from this Scheme Booklet;

●	a significant change affecting a matter in this Scheme Booklet; or

●	a significant new matter has arisen and it would have been required to be included in this Scheme Booklet if it had been known at the date of lodgement of this Scheme Booklet with ASIC for registration.

Depending on the nature and the timing of the changed circumstances and subject to obtaining any relevant approvals, Asciano may, in addition to releasing the supplementary information on ASX, circulate and publish any supplementary document by any one or more of the following methods:

●	placing an advertisement in a newspaper which is circulated generally throughout Australia;

●	posting the supplementary document on Asciano’s website at www.asciano.com.au; or

●	posting the supplementary document to all Asciano Shareholders.

10.12	Other information material to the making of a decision in relation to the Scheme

Except as set out in this Scheme Booklet, there is no other information material to the making of a decision in relation to the Scheme being information that is within the knowledge of a Director or any director of a Related Body Corporate of Asciano that has not previously been disclosed to Asciano Shareholders.

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pacific national
NR117

11. Glossary

asciano

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11.	Glossary

11. Glossary

The following defined terms used throughout this Scheme Booklet have the meaning set out below unless the context otherwise requires.

Defined term	Meaning

ACCC	means the Australian Competition and Consumer Commission.

Acquirer	means Nitro Corporation Pty Ltd (ACN 607 605 701).

Acquirer Directors	means the persons described in Section 5.4(b), being the directors of the Acquirer.

Acquisition Facilities	means the facilities described in Section 6.5(d).

Adjusted EBITDA	means FFO excluding the impact of interest expense, cash taxes and other cash income or expenses.

Affiliates

means a person is an “affiliate” of another person, if one is directly or indirectly controlled by that other person or if both are directly or indirectly controlled by a third person and, in respect of BIP, includes a partnership or other fund or account which is managed by Brookfield Asset Management or any of its Subsidiaries.

AFFO	means Adjusted Funds From Operations, which Brookfield Infrastructure defines as FFO less maintenance capital expenditures.

AFFO Yield	means AFFO divided by time weighted average invested capital.

Announcement Date	means 18 August 2015.

Asciano	means Asciano Limited (ABN 26 123 652 862).

Asciano Board	means the board of directors of Asciano and an ‘Asciano Board Member’ or ‘Director’ means any director of Asciano comprising part of the Asciano Board.

Asciano Group	means Asciano and each of its Subsidiaries, and a reference to an ‘Asciano Group Member’ or a ‘member of the Asciano Group’ is to Asciano or any of its Subsidiaries.

Asciano Information	means the information contained in this Scheme Booklet other than the Brookfield Information, the Investigating Accountant’s Report and the Independent Expert’s Report

Asciano Material Adverse Change	has the meaning given to it in Schedule 1 of the Scheme Implementation Deed.

Asciano Prescribed Occurrence	has the meaning given to it in Schedule 1 of the Scheme Implementation Deed.

Asciano Registry	means Computershare Investor Services Pty Limited (ABN 48 078 279 277).

Asciano Share	means a fully paid ordinary share in the capital of Asciano.

Asciano Shareholder	means each person who is registered in the Register from time to time as the holder of an Asciano Share.

ASIC	means the Australian Securities and Investments Commission.

Associate

has the meaning set out in section 12 of the Corporations Act, as if subsection 12(1) of the Corporations Act included a reference to the Scheme Implementation Deed and Asciano was the designated body.

ASX	means ASX Limited (ABN 98 008 624 691) and, where the context requires, the financial market which it operates.

ASX Listing Rules	means the listing rules of ASX as amended, varied or waived from time to time.

ATO Tax Ruling	means the class ruling to be obtained by Asciano on behalf of Asciano Shareholders in relation to the Australian income tax consequences of the Special Dividend.

AUD Value of a BIP Interest

means the Australian dollar value of a BIP Interest, which, for any calendar day (Sydney time), is determined by reference to:

●     the closing price of a BIP Interest on the NYSE for the previous calendar day (New York time); and

●     the USD/AUD Reference Rate for that calendar day (Sydney time).

Australian Accounting Standards	means accounting standards as that term is defined in the Corporations Act.

Available Cash Consideration

means the amount of cash determined by subtracting from the Total Cash Pool the aggregate amount of cash consideration payable by Brookfield Infrastructure under the Scheme to Scheme Shareholders who elect, or are deemed to have elected, Standard Consideration.

Available Scrip Consideration

means the number of BIP CDIs determined by subtracting from the Total Scrip Pool the aggregate number of BIP CDIs to which Scheme Shareholders who elect, or are deemed to have elected, Standard Consideration are entitled under the Scheme.

BAM Private Placement	means the private placement to Brookfield Asset Management described in Section 6.4(c).

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11. Glossary  (cont)

Defined term	Meaning

Base Management Fee	means the base management fee paid to Brookfield by BIP pursuant to the Master Services Agreement.

bcIMC	means British Columbia Investment Management Corporation.

bcIMC Investor	means an those entities formed or directed by bcIMC to invest in the Aquirer nominated by bclmc to invest in the Acquirer.

BIF	means the entities that, together, comprise Brookfield Infrastructure Fund II, and any subsequent similar fund or co-investment vehicle exclusively managed by Brookfield or its Affiliates.

BILP	means Brookfield Infrastructure L.P.

BILP Class A Preferred Units	means Class A Preferred Units in BILP.

BILP Special Partner	means Brookfield Infrastructure Special L.P.

BILP Unitholder	means a holder of BILP Units.

BILP Units	means Special Limited Partner Units, Redeemable Partnership Units, Managing General Partner Units and BILP Class A Preferred Units.

BIP	means Brookfield Infrastructure Partners L.P., a Bermuda exempted limited partnership.

BIP CDI	means a CHESS Depository Interest, being a unit of beneficial ownership in a BIP Interest registered in the name of CDN.

BIP Financial Information	has the meaning given to it in Section 5.5(a) of this Scheme Booklet.

BIP GP	means Brookfield Infrastructure Partners Limited, a Bermuda exempted limited company, acting as general partner of BIP.

BIP GP Director	means a member of the board of directors of BIP GP.

BIP Independent Director	means an independent BIP GP Director.

BIP Interest	means a fully paid limited partnership unit in BIP, other than Preferred Units.

BIP Securities	means BIP Interests and Preferred Units.

BIP Securityholder	means a registered holder of BIP Securities from time to time.

Brookfield	means Brookfield Asset Management and its affiliates other than Brookfield Infrastructure.

Brookfield Asset Management	means Brookfield Asset Management Inc.

Brookfield Group

means collectively BIP, Brookfield Asset Management and BIF and each of their Affiliates and a reference to a ‘Brookfield Group Member’ or a ‘member of the Brookfield Group’ is to any of those persons.

Brookfield Information

means the information in the “Letter from the CEO of Brookfield Infrastructure”, “Frequently Asked Questions” 6.1 to 6.18 (except the “change of control risk” in 6.17 of the “Frequently Asked Questions”) and Sections 5, 6, 7 and 8 (other than in Section 8.4 and 8.5(b)), information provided by Brookfield to draft ‘reason 6’ of the “Reasons to vote in favour of the Scheme” section, information provided by Brookfield with respect to the operation of the Sale Facility to draft Section 3.3(f), and Brookfield’s statement of intention in the “Important notices” section subtitled “Shareholders outside Australia,” other than any information that is provided by Asciano to Brookfield and used by Brookfield for the purposes of the Scheme Booklet or obtained from Asciano’s public filings on ASX or ASIC contained in, or used in the preparation of, the information regarding the Combined Group.

Brookfield Infrastructure	means BIP, collectively with its subsidiary entities (including BILP) and the Operating Entities.

Brookfield Material Adverse Change	has the meaning given to it in Schedule 1 of the Scheme Implementation Deed.

Brookfield Prescribed Occurrence	has the meaning given to it in Schedule 1 of the Scheme Implementation Deed.

Brookfield Register	means the register of interest-holders maintained by Brookfield Infrastructure or its agent.

Business Day	means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney.

CAGR	means compound annual growth rate.

CDI Registry	means the register of BIP CDI holders maintained by BIP or its agent.

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11. Glossary  (cont)

Defined term	Meaning

CDN	means CHESS Depositary Nominees Pty Limited (ACN 071 346 506).

CHESS Depositary Interest or CDI

means a unit of beneficial ownership in an issued financial product which is listed on a foreign exchange (where such financial product has been issued in the name of the relevant depositary nominee who holds the legal title to that product).

Class A Preferred Units	means the cumulative class A preferred limited partnership units issued by BIP.

Class A Shares	means Class A Limited Voting Shares in Brookfield Asset Management.

Class B Shares	means Class B Limited Voting Shares in Brookfield Asset Management.

Combined Group	means BIP, BILP and their Subsidiaries (which will include Asciano and its Subsidiaries) following implementation of the Scheme.

Competing Proposal	has the meaning given to it in Schedule 1 of the Scheme Implementation Deed.

Conditions Precedent	means the Conditions Precedent set out in clause 3.1 of the Scheme Implementation Deed.

Control

has the meaning given to it in section 50AA of the Corporations Act; except in the definition of “Affiliates”, and the definition of “Brookfield Group”, where “control” of a person means the right to:

●     elect or appoint a majority of the directors (or persons or entities performing a similar function) of such person;

●     the ability to otherwise exercise a majority of the voting rights in respect of that person; or

●     the ability to otherwise control the management of such person whether by virtue of the terms of its constitutional documents, contractual rights, or otherwise;

and “Controlled” has a corresponding meaning.

Corporations Act	means the Corporations Act 2001 (Cth).

Corporations Regulations	means the Corporations Regulations 2001 (Cth).

Corporatisation	means the simplification of the corporate structure of Asciano on or around 2010 by converting Asciano from a stapled security structure into a single holding company.

Court	means the Supreme Court of New South Wales or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Brookfield Infrastructure and Asciano.

Deed Poll	means the deed poll executed by Brookfield Infrastructure and Acquirer as set out in Annexure E.

Deloitte	means Deloitte Corporate Finance Pty Ltd.

Director or Asciano Board Member	means any current director of Asciano comprising part of the Asciano Board.

EBIT	means earnings before interest and tax.

EBITDA	means earnings before interest, tax, depreciation and amortisation.

Effective	when used in relation to the Scheme, means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under sections 411(4)(b) in relation to the Scheme.

Effective Date	means the date on which the Scheme becomes Effective (expected to be Wednesday, 18 November 2015).

Election	means the election described in the election form attached to this Scheme Booklet.

Election Date	means, for Asciano Shareholders, the last date to make an Election (expected to be Monday, 30 November 2015 at 5:00pm (Sydney time) or such other date as notified by Asciano to the ASX).

Eligible Asciano Shareholder	means a Scheme Shareholder who is not an Ineligible Foreign Shareholder.

End Date	means the date which is 6 months after the date of the Scheme Implementation Deed, or such other later date as agreed in writing between Asciano and BIP.

Equity Funding	means the funding set out in Section 6.6(c).

Exchange Act	means the U.S. Securities Exchange Act of 1934, as amended.

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11. Glossary  (cont)

Defined term	Meaning

Excluded Asciano Shareholder

means any Asciano Shareholder who is a member of the Brookfield Group (and does not hold Asciano Shares on behalf of, or for the benefit of, any other person) or any Asciano Shareholder (other than an Asciano Shareholder who also holds Asciano Shares on behalf of, or for the benefit of, any other person) who holds any Asciano Shares on behalf of, or for the benefit of, any member of the Brookfield Group (other than a member of the Brookfield Group which holds Asciano Shares on behalf of, or for the benefit of, any other person).

Exclusivity Period

means the period from and including the date of the Scheme Implementation deed to the earlier of:

●     the date of termination of the Scheme Implementation Deed (if terminated);

●     the End Date; and

●     the Effective Date.

Ex-Dividend Implied Offer Value	means A$6.9439 plus the result of multiplying 0.0387 by the AUD Value of a BIP CDI less the Special Dividend Amount.

Exempted Partnerships Act	means the Exempted Partnerships Act of 1992 (Bermuda).

Existing BIP Corporate Revolving Credit Facility	means the facility described as such in Section 6.5(a).

FFO

means funds from operations, which Brookfield Infrastructure defines as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items.

Financial Advisor	means any financial advisor retained by a party in relation to the Transaction or a Competing Proposal from time to time.

FIRB	means the Foreign Investment Review Board.

First Court Date	means 29 September 2015, being the day on which an application was made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting.

Fixed AUD Value of a BIP CDI

means the result of dividing 42.05 (being the last USD recorded trading price of BIP Interests on the NYSE on 14 August 2015, the last day of trading in BIP Interests prior to the announcement of the Scheme) divided by 0.7374.

GIC Investor	means Buckland Investment Pte Ltd and Devonshire Investment Pte Ltd, entities which are indirectly wholly owned by GIC (Ventures) Pte Ltd.

Governmental Agency

means any foreign or Australian government or governmental, semigovernmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, including a stock or other securities exchange, or any minister of the Crown in right of the Commonwealth of Australia or any State, and any other federal, state, provincial, or local government, whether foreign or Australian.

Grant Samuel or Independent Expert	means Grant Samuel & Associates Pty Limited.

Gresham Advisory	means Gresham Advisory Partners Limited.

Holding Entities	means the subsidiaries of BILP through which BILP indirectly holds all of BIP’s interest in the Operating Entities.

IFRS	means International Financial Reporting Standards.

Implementation Date

means the fifth Business Day after the Scheme Record Date (expected to be Tuesday, 8 December 2015), or such other date after the Scheme Record Date as Asciano and Brookfield Infrastructure agree in writing as notified by Asciano to the ASX.

Independent Expert or Grant Samuel	means Grant Samuel & Associates Pty Limited.

Independent Expert’s Report	means the report of the Independent Expert in connection with the Scheme as set out in Annexure A.

Ineligible Foreign Shareholder

means a Scheme Shareholder whose address shown in the Asciano Registry on the Scheme Record Date is a place outside Australia and its external territories, New Zealand, the United States or Canada unless BIP determines that it is not unduly onerous or impracticable to provide that Scheme Shareholder with BIP CDIs when the Scheme becomes Effective.

Investigating Accountant	means Deloitte Corporate Finance Pty Ltd.

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11. Glossary  (cont)

Defined term	Meaning

Investigating Accountant’s Report	means the report of the Investigating Accountant in connection with the Scheme as set out in Annexure B.

Investment Company Act	means the U.S. Investment Company Act of 1940, as amended.

Limited Partnership Act	means the Limited Partnership Act of 1883 (Bermuda)

Limited Partnership Agreement	the second amended and restated limited partnership of BIP dated 28 March 2014, as amended from time to time.

Managing General Partnership Units	means the managing general partner units of BILP.

Master Services Agreement

means the amended and restated master services agreement dated 13 March 2015, among BIP, BILP and certain of the Holding Entities, Brookfield Asset Management, the Service Provider and others, under which various management and other services are provided.

Maximum Cash Consideration	has the meaning given to it in clause 5.3 of the Scheme set out in Annexure D of this Scheme Booklet.

Maximum Individual Scrip Amount	has the meaning given to it in Section 3.3 of this Scheme Booklet.

Maximum Scrip Amount	means the (Ex-Dividend Implied Offer Value – the Special Dividend Amount)/ A$57.02468.

Maximum Scrip Consideration	has the meaning give to it in clause 5.4 of the Scheme set out in Annexure D of this Scheme Booklet.

New BIP Corporate Credit Facility	means the facility described as such in Section 6.5(b).

Notice of Meeting	means the notice of the Scheme Meeting set out in Annexure G.

NPAT	means net profit after tax.

NYSE	means the New York Stock Exchange.

OIO	means the Overseas Investment Office administering the Overseas Investment Act 2005 (NZ) and Overseas Investment Regulations 2005 (NZ).

Operating Entities

means entities which directly or indirectly hold Brookfield Infrastructure’s current operations and assets that it may acquire in the future, including through any joint venture, co-investment or consortium arrangements.

Original Lenders

means the original lenders under the facilities described in Section 6.5(d), including Australia and New Zealand Banking Group Limited, Barclays Bank PLC, Australia Branch, Citibank N.A., Sydney Branch, Deutsche Bank AG, Sydney Branch, the Hong Kong and Shanghai Banking Corporation Limited, Sydney Branch.

Partners	means the shareholders of Partners Limited.

Partners Limited	means Partners Limited, a Canadian corporation.

Preferred Units	means Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units.

PwC	means PricewaterhouseCoopers Securities Ltd.

Recourse Borrowings	means all outstanding third party debt with recourse to a Service Recipient.

Redeemable Partnership Units	means units in BILP that have the right to make use of the Redemption-Exchange Mechanism.

Redemption-Exchange Mechanism	means the mechanism described in Section 7.8(d).

Register	means the register of Asciano Shareholders maintained by the Asciano Registry in accordance with the Corporations Act.

Related Body Corporate

has the meaning set out in section 50 of the Corporations Act, except that the term “subsidiary” used in the Corporations Act shall have the meaning ascribed to the term “Subsidiary” in this Scheme Booklet.

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11. Glossary  (cont)

Defined term	Meaning

Related Person

means:

●     in respect of a party or its Related Bodies Corporate, each director, officer, employee, advisor, agent or representative of that party or Related Body Corporate;

●     in respect of the Acquirer and Brookfield Infrastructure (in addition to those persons listed above), each person with whom the Acquirer and Brookfield Infrastructure proposes to invest in Asciano (including any other shareholder in the Acquirer) and each director, officer, employee, advisor agent or representative of that person; and

●     in respect of a Financial Advisor, each director, officer, employee or contractor of that Financial Advisor.

Relationship Agreement	means the amended and restated relationship agreement dated 28 March 2014 among BIP, BILP, the Holding Entities, Brookfield Asset Management and the Service Provider as amended from time to time.

Relevant Interest	has the meaning given to it in sections 608 and 609 of the Corporations Act.

Representative	means any person acting for or on behalf of a party including any director, officer, employee, agent, contractor or professional adviser of a party.

Requisite Majority

means in relation to the resolution to be put to the Scheme Meeting, the resolution being passed by a majority in number (more than 50%) of Asciano Shareholders, who are present and voting, either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative and passed by at least 75 per cent of the votes cast on the resolution.

Sale Agent

means Citigroup Global Markets Australia Pty Limited ABN 64 003 114 832 and Macquarie Securities (Australia) Limited ABN 58 002 832 126 in their capacity as the sale agent appointed jointly to sell the Sale Securities.

Sale Facility	means the facility described in Section 3.3 of this Scheme Booklet.

Sale Security	means the securities described in Section 3.3 of this Scheme Booklet.

Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Asciano and the Scheme Shareholders, attached as Annexure C, subject to any alterations or conditions as agreed between Asciano and Brookfield Infrastructure in writing or made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by Asciano and Brookfield Infrastructure.

Scheme Booklet	means this booklet.

Scheme Consideration

means for each Asciano Share held by a Scheme Shareholder as at the Scheme Record Date, an amount of:

●     the Standard Consideration;

●     the Maximum Cash Consideration; or

●     the Maximum Scrip Consideration,

subject to the terms of the Scheme.

Scheme Implementation Deed	means the Scheme Implementation Deed dated 17 August 2015 between Asciano and Brookfield Infrastructure relating to the implementation of the Scheme, as set out in Annexure C (as amended).

Scheme Meeting

means the meeting of Asciano Shareholders convened pursuant to an order of the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act currently scheduled to occur on Tuesday, 10 November 2015 at the later of 10:30am (Sydney time) and immediately after the close of Asciano’s Annual General Meeting, or any adjournment of such meeting.

Scheme Meeting Record Date	means Sunday, 8 November 2015 at 7:00pm (Sydney time), or such other date as notified by Asciano to ASX.

Scheme Record Date	means the tenth Business Day after the Effective Date (expected to be Wednesday, 2 December 2015 at 7:00pm (Sydney time)) or such other time and date as the parties agree in writing.

Scheme Share	means an Asciano Share held by a Scheme Shareholder as at the Scheme Record Date.

Scheme Shareholder	means each person who is registered in the Register as the holder of a Asciano Share as at the Scheme Record Date (other than the Acquirer).

SEC	means the U.S. Securities and Exchange Commission.

Second Court Date

the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme is heard (expected to be Tuesday, 17 November 2015) or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

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11. Glossary  (cont)

Defined term	Meaning

Second Court Hearing	means the hearing at which the application to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme is heard.

Series 1 Preferred Units	means the cumulative class A preferred limited partnership units, series 1 issued by BIP.

Series 2 Preferred Units	means the cumulative class A preferred limited partnership units, series 2 issued by BIP.

Service Provider

means Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Barbados Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides services to BIP pursuant to the Master Services Agreement or any other service agreement or arrangement.

Service Recipients	BIP, BILP and certain of the Holding Entities.

Small Parcel

means a parcel of BIP CDIs having a value of less than A$500 based on the closing price of BIP Interests on the NYSE on the day prior to the Scheme Record Date (New York time), and the USD/AUD Reference Rate on the Scheme Record Date (and, for the avoidance of doubt, assuming BIP Interests and BIP CDIs to be of equivalent value).

Special Dividend	means a fully franked cash dividend of up to A$0.90 for each Scheme Share held by a Scheme Shareholder as at the Special Dividend Record Date.

Special Dividend Amount	means the cash amount of any Special Dividend paid to Asciano Shareholders.

Special Dividend Payment Date	means Tuesday, 1 December 2015 or such other date as notified by Asciano to the ASX.

Special Dividend Record Date	means Monday, 23 November 2015 at 7:00pm (Sydney time), or such other date as notified by Asciano to the ASX.

Special Limited Partner Units	means special limited partner units in BILP.

Standard Consideration

means the A$6.9439 (cash reduced by the cash value of any Special Dividend paid) and 0.0387 BIP CDIs which a Scheme Shareholder elects or is deemed to have elected to receive as the Scheme Consideration for each Scheme Share held by that Scheme Shareholder at the Scheme Record Date.

Subsidiaries

has, in relation to an entity, the meaning given in Division 6 of Part 1.2 of the Corporations Act but so that:

●     an entity will also be deemed to be a “Subsidiary” of an entity if that entity is required by the accounting standards to be consolidated with that entity;

●     a trust or fund may be a “Subsidiary”, for the purposes of which any units or other beneficial interests will be deemed shares; or

●     a corporation or trust or fund may be a “Subsidiary” of a trust or fund if it would have been a Subsidiary if that trust or fund were a corporation.

Superior Proposal	has the meaning given to it in Schedule 1 of the Scheme Implementation Deed.

Third Party	means a person other than Brookfield Infrastructure and its Associates.

Total Cash Pool

means A$6,772,980,512.25 less the Total Special Dividend Amount and less the result of multiplying the number (if any) of Asciano Shares held by the Acquirer on the Record Date by (A$6.9439 less the Special Dividend Amount) and plus the result of multiplying the number (if any) of Asciano employee rights which are satisfied by the issue of new Asciano Shares by 0.0387.

Total Scrip Pool

means 37,747,426 BIP CDIs less the result of multiplying the number (if any) of Asciano Shares held by the Acquirer on the Record Date by 0.0387 and plus the result of multiplying the number (if any) of Asciano employee rights which are satisfied by the issue of new Asciano Shares by 0.0387.

Total Special Dividend Amount	means the aggregate of all Special Dividend Amounts paid to Asciano Shareholders.

Transaction	means the acquisition of the Asciano Shares by Acquirer through the implementation of the Scheme in accordance with the Scheme Implementation Deed.

TSX	means the Toronto Stock Exchange.

U.S. Securities Act	U.S. Securities Act of 1933, as amended.

USD/AUD Reference Rate	the USD/AUD Hedge Settlement Rate WM/Reuters USD/AUD (HSRA) with a specified time of 10:00am (Sydney time).

VWAP	means volume weighted average price.

WA	means Western Australia.

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A. Annexure A – Independent Expert’s Report asciano scheme booklet 163

Annexure A – Independent Expert’s Report

G R A N T   S A M U E L

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GRANT SAMUEL & ASSOCIATES LEVEL 19 GOVERNOR MACQUARIE TOWER 1 FARRER PLACE SYDNEY NSW 2000 GPO BOX 4301 SYDNEY NSW 2001 T: +61 2 9324 4211 / F: +61 2 9324 4301 www.grantsamuel.com.au

29 September 2015

The Directors

Asciano Limited

Level 6

15 Blue Street

North Sydney NSW 2060

Dear Directors

Proposal from Brookfield Infrastructure Partners L.P.

1	Introduction

On 18 August 2015, Asciano Limited (“Asciano”) announced that it had entered into a scheme implementation deed with Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) under which it is proposed that Brookfield Infrastructure, other Brookfield sponsored and managed private funds and two institutional partners, British Columbia Investment Management Corporation and GIC Special Investments (together, the “Brookfield Consortium”), acquire 100% of the issued capital of Asciano for a consideration comprising a cash payment and units in Brookfield Infrastructure (the “Proposal”).

Subject to the Proposal proceeding, Asciano intends to pay a fully franked special dividend of up to 90 cents per share. To the extent that a special dividend is paid, the aggregate cash pool of consideration will be reduced by the amount of the special dividend. The special dividend is expected to be paid on or about 1 December 2015, prior to implementation of the Proposal.

Asciano shareholders will be able to elect to receive the consideration under the Proposal as:

¡	A$6.9439 in cash (less the amount of the special dividend) plus 0.0387 Brookfield Infrastructure units for each Asciano share (the “standard consideration”);

¡

A$9.15076 in cash (less the amount of the special dividend) for each Asciano share, subject to any scale back so that the maximum cash consideration is approximately A$6.8 billion (less the amount of the special dividend) (the “maximum cash consideration”); or

¡

units in Brookfield Infrastructure equivalent to A$9.15076 (less the amount of the special dividend that will be paid in cash) per share, assuming a Brookfield Infrastructure unit price on implementation of the Proposal of A$57.02468, subject to any scale back so that the maximum number of units issued is approximately 37.7 million (the “maximum scrip consideration”).

The Brookfield Infrastructure units issued to Asciano shareholders will be in the form of CHESS Depositary Interests (“CDIs”).

Announcement of the Proposal followed the announcement by Asciano on 1 July 2015 that it had received a confidential, indicative, non-binding and conditional proposal from Brookfield Infrastructure to acquire 100% of the issued capital of Asciano at an implied value of A$9.05 per share in cash and Brookfield Infrastructure units. The board of Asciano considered that it was in the best interests of shareholders to engage with Brookfield Infrastructure on an exclusive basis to progress this initial approach. Over the period from 1 July 2015 to 18 August 2015, Asciano and Brookfield Infrastructure undertook comprehensive due diligence, obtained necessary internal approvals and negotiated the scheme implementation deed.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

ABN 28 050 036 372 AFS LICENCE NO 240985

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Other elements of the Proposal include:

¡

Brookfield Infrastructure will apply for a foreign exempt listing on the Australian Securities Exchange (“ASX”) for the CDIs issued to Asciano shareholders as consideration under the Proposal. Brookfield Infrastructure has received in-principle approval from the ASX for this listing;

¡

a sale facility has been established for ineligible foreign shareholders[1] and for Asciano shareholders who would have been entitled to receive less than a marketable parcel[2] of Brookfield Infrastructure CDIs (unless they elect to receive less than a marketable parcel). These shareholders will not receive Brookfield Infrastructure CDIs as part of their consideration. The Brookfield Infrastructure CDIs to which they would have otherwise been entitled under the Proposal will be sold by the sale agent not more than 15 business days after the Proposal is implemented. The sale proceeds (calculated on a volume weighted average basis so that all selling shareholders receive the same price for each Brookfield Infrastructure CDI sold on their behalf) will be remitted to them in A$ (after deducting any applicable taxes, duty, currency conversion costs and other costs and charges). This sale facility will also be available for Asciano shareholders who can elect to sell up to 400 of their Brookfield Infrastructure CDIs;

¡

Asciano and Brookfield Infrastructure have agreed that up to 2,777,954 performance rights issued under Asciano’s long term and short term incentive plans will either vest or have any restrictions on their exercise waived and the Asciano shares issued or transferred to the holders of these performance rights will be entitled to participate in the Proposal. Any remaining issued performance rights will lapse or be cancelled; and

¡

the Brookfield Consortium will fund the cash component of the consideration from a combination of existing sources, an acquisition debt facility of A$1.9 billion (recourse only to the Brookfield Consortium’s investment in Asciano) and a new Brookfield Infrastructure debt facility of US$1 billion. In addition, Brookfield Asset Management Inc. (“Brookfield Asset Management”) will subscribe for approximately 5.8 million Brookfield Infrastructure Redeemable Partnership units at a price of US$43.20 per unit to raise US$250 million.

The Proposal is to be implemented by a scheme of arrangement under Section 411 of the Corporations Act, 2001 (“Corporations Act”) between Asciano and its shareholders (the “Scheme”). The Scheme is subject to a number of conditions that are set out in the Notice of Meeting and Explanatory Memorandum (“Scheme Booklet”). These conditions include receipt of all regulatory approvals (including Australian Competition and Consumer Commission and Foreign Investment Review Board approval in Australia and approval from the Overseas Investment Office in New Zealand) as well as Brookfield Infrastructure being approved for admission to the official list of the ASX as a foreign exempt listing and the CDIs in Brookfield Infrastructure issued to Asciano shareholders as consideration under the Proposal being approved for official quotation by the ASX.

The directors of Asciano have unanimously recommended that Asciano shareholders vote in favour of the Proposal in the absence of a superior proposal and subject to an independent expert opining that the Proposal is in the best interests of Asciano shareholders.

The directors of Asciano have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, the Proposal is in the best interests of Asciano shareholders. A copy of the report (including this letter) will accompany the Scheme Booklet to be sent to shareholders by Asciano. This letter contains a summary of Grant Samuel’s opinion and main conclusions.

[1]	Ineligible foreign shareholders are those with registered addresses outside of Australia and its external territories, New Zealand, the United States or Canada.

[2]

A marketable parcel of Brookfield Infrastructure CDIs must have a value of not less than A$500 based on the closing price of Brookfield Infrastructure units on the New York Stock Exchange on the day prior to the Scheme Record Date (New York time) and the US$/A$ exchange rate on the Scheme Record Date.

2

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2	Opinion

In Grant Samuel’s opinion, the Proposal is in the best interests of Asciano shareholders, in the absence of a superior proposal.

Asciano owns high quality operating infrastructure businesses in the rail transport and port sectors that principally participate in effective duopoly markets with high barriers to entry. The businesses produce highly reliable earnings and, having now almost completed major investment programs to upgrade and expand their assets, are on the cusp of generating strong cash flows. These attributes have attracted the offer from the Brookfield Consortium but shareholders may question whether now is the right time to sell. However:

¡

the value of the consideration is commensurate with the full underlying value of Asciano. Grant Samuel has estimated the control value of Asciano to be in the range A$8.42-9.40 per share and has attributed a value to the standard consideration of A$8.93-9.28 per Asciano share, comprising cash of A$6.9439 (including the special dividend of up to 90 cents) and a scrip component of A$1.9888-2.3334. Grant Samuel has estimated the market value of the scrip component of the standard consideration based on:

•	a value for Brookfield Infrastructure units of US$37.00-41.00;

•	an exchange rate of A$1 = US$0.68-0.72; and

•	the exchange ratio of 0.0387 Brookfield Infrastructure CDIs for each Asciano share;

¡

the valuation of Asciano has been based on both discounted cash flow (“DCF”) and earnings multiples analysis. The DCF analysis incorporates assumptions that reflect the long term growth potential of Asciano. Both the rail and ports/logistics businesses can be expected to track real gross domestic product growth in Australia and growth in Australia’s international trade (subject to competitive forces).

The valuation represents relatively high multiples of Asciano group earnings:

•	9.4-10.2 times forecast FY16[3] EBITDA[4]; and

•	13.5-14.6 times forecast FY16 EBITA[4];

¡

the consideration offered under the Proposal represents a very substantial premium over the trading price of Asciano shares prior to the initial approach by Brookfield Infrastructure on 1 July 2015 (circa 35-40%); and

¡	notwithstanding the underlying growth drivers for the businesses, the reality is that, looking forward, both the rail and ports businesses will “be running hard to stand still”:

•

over 50% of Pacific National’s revenues come from coal haulage. For the next few years volumes are underwritten by take or pay contracts and, in fact, volumes are expected to increase as recently commissioned/expanded mines ramp up. However, the long term outlook for coal is less positive. In this environment, pricing is also likely to be subdued;

•

container volumes are expected to continue to grow at reasonable levels, albeit at lower rates than historically. However, new entrants may take market share over time and their impact, together with the excess capacity on the eastern seaboard, will make it challenging to secure substantial price growth over the long term; and

•

the business improvement program commenced in FY12 will have extracted over $300 million of cost savings by FY16, but this means that opportunities for major cost reductions in the future will be more limited.

The inclusion of Brookfield Infrastructure scrip as part of the consideration creates advantages, disadvantages and risks for Asciano shareholders. Shareholders who retain their CDIs will have a very different investment compared to Asciano shares, with exposure to a much more diverse portfolio of asset classes, geographies, currencies and regulatory environments. This diversity provides valuable risk mitigation but it may not be attractive to all Asciano shareholders. In addition:

[3]	FYXX is the financial year end 30 June 20XX.

[4]	Refer to footnotes 7 to 10 for definitions of forecast EBITDA and EBITA.

3

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¡	distributions from Brookfield Infrastructure will not be franked;

¡	Brookfield Infrastructure uses a significantly greater degree of leverage than Asciano; and

¡

the legal and governance structure of Brookfield Infrastructure is different in a number of important respects to that of a typical Australian listed company. Many of these differences could be regarded as disadvantageous.

The disadvantages are not insignificant, particularly the governance issues, but in Grant Samuel’s opinion they do not outweigh the advantages or impinge on the fairness of the Proposal.

In any event:

¡

Brookfield Infrastructure appears to be well accepted in investment circles in the United States and Canada with numerous mainstream investment institutions on its register and a strong track record of growth in earnings and distributions. Total shareholder returns have been consistently high; and

¡	shareholders who are uncomfortable with the Brookfield Infrastructure governance arrangements can elect to sell on market the Brookfield Infrastructure CDIs that they receive.

The Proposal also includes a “mix and match” offer enabling shareholders to elect to receive all cash or all scrip (adjusted for the special dividend). However, the maximum cash consideration will only be available to the extent other shareholders elect to take the maximum scrip consideration (and vice versa). In view of the current relative values of these alternatives, the availability of the cash consideration may be very limited.

The value of the consideration will vary with movements in the Brookfield Infrastructure unit price and the A$/US$ exchange rate. Both of these have been volatile in recent weeks (reflecting the general volatility in equity and foreign exchange markets) and shareholders should continue to monitor these elements up to the date of the scheme meeting and the election date.

3	Key Conclusions

¡	Asciano has been valued in the range A$8,209-9,168 million, equivalent to A$8.42-9.40 per share

Grant Samuel’s valuation of Asciano is summarised below:

Asciano - Valuation Summary (A$ millions)
	Full Report Section Reference	Value Range
		Low	High
Pacific National	6.3	8,750.0	9,250.0
Patrick Terminals & Logistics (“Patrick T&L”)[5]	6.4	2,300.0	2,500.0
Patrick Bulk & Automotive Port Services (“BAPS”)[5]	6.5	900.0	1,000.0
Corporate costs (net of savings6)	6.6	(484.0)	(340.0)
Value of business operations		11,466.0	12,410.0
Other assets and liabilities	6.7	11.9	31.9
Enterprise value		11,477.9	12,441.9
Adjusted net borrowings as at 30 June 2015	6.8	(3,229.4)	(3,229.4)
Non-controlling interest	6.9	(40.0)	(45.0)
Value of equity		8,208.5	9,167.5
Number of issued shares (millions)	3.6	975.4	975.4
Value per share		A$8.42	A$9.40

[5]	Includes Patrick T&L’s and BAPS’ interests in joint ventures and associates.

[6]	Corporate overhead cost savings (i.e. listed company and other costs) which are available to acquirers of 100% of the business (refer to Section 6.6 of the full report for details).

4

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The valuation represents the estimated full underlying value of Asciano assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Asciano shares to trade on the ASX in the absence of a takeover offer.

The values attributed to each of Asciano’s business divisions represent overall judgements having regard to a number of valuation methodologies and parameters, including DCF analysis and capitalisation of earnings or cash flows (multiples of EBITDA7 and EBITA10).

The DCF analysis for each of Asciano’s business divisions:

•	forecasts nominal ungeared after tax cash flows from 1 July 2015 to 30 June 2025, with a terminal value calculated to represent the value of cash flows in perpetuity;

•	applies discount rates of 8-9% for Pacific National and 9-10% for Patrick T&L and BAPS; and

•	considers a number of different scenarios in forming a view on value.

The valuation allows for:

•	the capitalised value of unallocated corporate costs (refer to Section 6.6 of the full report for details);

•

other non-operating assets and liabilities, primarily corporate properties (net of site restoration costs), loans to associates, the defined benefit plan liability and a restructuring provision (refer to Section 6.7 of the full report for details);

•	cash used to acquire Asciano shares to satisfy performance rights that will vest as part of the Proposal (refer to Section 6.8 of the full report for details); and

•	the value attributable to the non-controlling interest in Autocare (refer to Section 6.9 of the full report for details).

¡	The multiples implied by the valuation of each of Asciano’s business divisions reflect the unique attributes of each business

The earnings multiples implied by the valuation of each of Asciano’s business divisions are summarised below:

Asciano – Implied Valuation Parameters for Business Divisions
	Full Report Section Reference	Variable (A$ millions)	Range of Parameters
			Low	High

Pacific National	6.3		8,750.0	9,250.0
Multiple of underlying EBITDA[7] (times)
Year ended 30 June 2015 (adjusted actual)[8]	4.1, 6.2.6	841.1	10.4	11.0
Year ending 30 June 2016 (broker consensus)[9]	Appendix 5	877.0	10.0	10.5
Multiple of underlying EBITA[10] (times)
Year ended 30 June 2015 (adjusted actual)[8]	4.1, 6.2.6	620.4	14.1	14.9
Year ending 30 June 2016 (broker consensus)[9]	Appendix 5	646.3	13.5	14.3

[7]	Underlying EBITDA is earnings before net interest, tax, depreciation and amortisation and material items. It includes the net profit after tax (“NPAT”) contribution from associates and joint ventures.

[8]	Historical earnings have been adjusted by Grant Samuel to exclude gains from the sale of property, plant and equipment.

[9]

Asciano has not publicly released earnings forecasts for FY16 and the directors have decided not to include any forecasts in the Scheme Booklet. Accordingly, the forecast multiples are based on the median of broker’s forecasts (“broker consensus”) for Asciano and its business divisions (refer to Appendix 5 to the full report for details). The broker forecasts are sufficiently close to Asciano’s FY16 budget to be useful for analytical purposes.

[10]	Underlying EBITA is earnings before net interest, tax, amortisation of customer contracts and relationships and material items. It includes the NPAT contribution from associates and joint ventures.

5

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Asciano – Implied Valuation Parameters for Business Divisions
	Full Report Section Reference	Variable (A$ millions)	Range of Parameters
			Low	High

Patrick T&L	6.4		2,300.0	2,500.0
Multiple of underlying EBITDA (times)
Year ended 30 June 2015 (adjusted actual)	4.2, 6.2.6	213.1	10.8	11.7
Year ending 30 June 2016 (broker consensus)	Appendix 5	247.0	9.3	10.1
Multiple of underlying EBITA (times)
Year ended 30 June 2015 (adjusted actual)	4.2, 6.2.6	157.9	14.6	15.8
Year ending 30 June 2016 (broker consensus)	Appendix 5	168.0	13.7	14.9
BAPS	6.5		900.0	1,000.0
Multiple of underlying EBITDA (times)
Year ended 30 June 2015 (adjusted actual)	4.3, 6.2.6	94.1	9.6	10.6
Year ending 30 June 2016 (broker consensus)	Appendix 5	114.2	7.9	8.8
Multiple of underlying EBITA (times)
Year ended 30 June 2015 (adjusted actual)	4.3, 6.2.6	64.8	13.9	15.4
Year ending 30 June 2016 (broker consensus)	Appendix 5	79.7	11.3	12.5

These multiples are considered to be appropriate taking into account market evidence from recent relevant transactions, the trading multiples of comparable companies and the particular attributes of each of Asciano’s business divisions, including factors such as:

•	the unique portfolio of rail and port/logistics assets owned by Asciano which would be extremely difficult to replicate;

•	the comprehensive geographic coverage of both the rail and ports businesses;

•	Asciano’s strong market position in its key markets;

•	Asciano’s historical financial performance and track record of performance, particularly over the last five years;

•	the significant proportion of rail revenue that comes from long term, take-or-pay coal haulage contracts;

•	the long term growth expectations for container volumes and bulk export volumes underpinned by the potentially positive effects of free trade agreements;

•	the pricing challenges facing both the rail and port businesses;

•

the further upside still to be obtained from the business improvement program (A$55 million in savings are expected to be achieved in FY16) and the reinvestment in assets, particularly the automation of Port Botany (which only became operational in the second quarter of 2015);

•	the relative levels of capital intensity in each of Asciano’s business divisions; and

•	the subdued outlook for the global and domestic economies in the short term.

¡

The standard consideration under the Proposal has an estimated value of A$8.93-9.28 based on a value range for Brookfield Infrastructure units of US$37.00-41.00 and an A$/US$ exchange rate of A$1 = US$0.68-0.72

Grant Samuel has attributed a value to the scrip component of the standard consideration of A$1.9888-2.3334 per Asciano share, based on a value range for Brookfield Infrastructure units of US$37.00-41.00, an exchange rate of A$1 = US$0.68-0.72 and the exchange ratio of 0.0387 Brookfield Infrastructure CDIs for each Asciano share. Including the cash component, the value of the standard consideration to Asciano shareholders is A$8.93-9.28 per share. No adjustment has

6

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been made for the special dividend to be received by Asciano shareholders as it is reflected in the value attributed to Asciano.

It is normal practice to use the post announcement market price as the starting point for estimating the value of an offer with a scrip component. Consequently, Grant Samuel has had regard to the post announcement market price of Brookfield Infrastructure units and considered whether:

•	there is any reason why the market price is not a true reflection of the fair market value of Brookfield Infrastructure units; and

•

the Proposal, if implemented, would have a material impact on Brookfield Infrastructure’s financial metrics, growth prospects, risk profile or other factors that would be likely to result in a change in the unit price.

In forming its view, Grant Samuel has analysed the recent trading in Brookfield Infrastructure units, reviewed broker research on Brookfield Infrastructure and considered the impact of the Proposal on Brookfield Infrastructure’s key financial metrics. In a presentation following announcement of the Proposal, Brookfield Infrastructure provided indicative analysis that showed pro forma accretion in 2015 funds from operations (“FFO”) per unit of 14.5% from the acquisition of Asciano. All other things being equal, this accretion in FFO should result in an increase in distributions per unit and provide some level of support for the unit price.

The value range compared to recent Brookfield Infrastructure unit prices is shown below:

Source: Bloomberg

The market price of Brookfield Infrastructure units has fallen sharply since mid July 2015 in line with the significant downwards correction that has occurred in global equities markets. Whether or not markets recover in the short term is impossible to reliably predict. The reality is that the current trading price is the cash equivalent value of the scrip component of the consideration.

The value range for Brookfield Infrastructure units is relatively wide (circa 10%). Grant Samuel considers this to be appropriate given the relatively low level of liquidity of Brookfield Infrastructure units and equity market and exchange rate volatility since announcement of the Proposal.

7

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The A$/US$ exchange rate has been relatively volatile, but exhibiting a significant downward trend, over the last 12 months. This trend has continued in recent weeks. For the purpose of assessing a value for the standard consideration, Grant Samuel has adopted an exchange rate of A$1 = US$0.68-0.72, representing a range around the current exchange rate of 0.70.

The value of the scrip component of the standard consideration, the maximum scrip consideration and the maximum cash consideration (to the extent that Asciano shareholders are scaled back and the balance of their consideration is paid in scrip) will vary with movements in the Brookfield Infrastructure unit price and movements in the A$/US$ exchange rate. The actual value of the standard consideration at the time that the Proposal is implemented could therefore ultimately exceed, or be less than, A$8.93-9.28 per Asciano share.

The maximum cash consideration of A$9.15 per Asciano share is slightly above the mid point of the range of values estimated for the standard consideration.

¡	The Proposal is fair and reasonable to, and therefore in the best interests of, Asciano shareholders

The assessed value of the standard consideration of A$8.93-9.28 per share falls within Grant Samuel’s estimate of the full underlying value of Asciano of A$8.42-9.40 per share:

Accordingly, the Proposal is fair and therefore it is reasonable. As the Proposal is fair and reasonable to Asciano shareholders, it is in the best interests of Asciano shareholders.

In evaluating the fairness of the Proposal, it needs to be recognised that the value of the standard consideration will depend on the market price of Brookfield Infrastructure units and the A$/US$ exchange rate at the time the consideration is paid. The impact of movements in the exchange rate and the Brookfield Infrastructure unit price on the value of the standard consideration is illustrated in the following table:

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Proposal – Value of Standard Consideration (A$)[11]
Brookfield Infrastructure	A$/US$ Exchange Rate
unit price
(US$)	0.80	0.78	0.76	0.74	0.72	0.70	0.68	0.66	0.64	0.62	0.60
23.00	8.06	8.09	8.12	8.15	8.18	8.22	8.25	8.29	8.33	8.38	8.43
25.00	8.15	8.18	8.22	8.25	8.29	8.33	8.37	8.41	8.46	8.50	8.56
27.00	8.25	8.28	8.32	8.36	8.40	8.44	8.48	8.53	8.58	8.63	8.69
29.00	8.35	8.38	8.42	8.46	8.50	8.55	8.59	8.64	8.70	8.75	8.81
31.00	8.44	8.48	8.52	8.57	8.61	8.66	8.71	8.76	8.82	8.88	8.94
33.00	8.54	8.58	8.62	8.67	8.72	8.77	8.82	8.88	8.94	9.00	9.07
35.00	8.64	8.68	8.73	8.77	8.83	8.88	8.94	9.00	9.06	9.13	9.20
37.00	8.73	8.78	8.83	8.88	8.93	8.99	9.05	9.11	9.18	9.25	9.33
39.00	8.83	8.88	8.93	8.98	9.04	9.10	9.16	9.23	9.30	9.38	9.46
41.00	8.93	8.98	9.03	9.09	9.15	9.21	9.28	9.35	9.42	9.50	9.59
43.00	9.02	9.08	9.13	9.19	9.26	9.32	9.39	9.47	9.54	9.63	9.72
45.00	9.12	9.18	9.24	9.30	9.36	9.43	9.50	9.58	9.66	9.75	9.85
47.00	9.22	9.28	9.34	9.40	9.47	9.54	9.62	9.70	9.79	9.88	9.98
49.00	9.31	9.38	9.44	9.51	9.58	9.65	9.73	9.82	9.91	10.00	10.10

There is a risk that a decline in the Brookfield Infrastructure unit price and/or a strengthening of the A$ against the US$ will cause the value of the standard consideration to fall below the bottom end of the assessed value range of Asciano. However, as the scrip component represents only approximately 24% of the total standard consideration:

•

the decline in the Brookfield Infrastructure unit price would have to be extreme and sustained. At current exchange rates of around A$1 = US$0.70, the Brookfield Infrastructure unit price would need to decline to around US$27 for the value of the standard consideration to fall below the bottom end of the estimated value range of Asciano. Brookfield Infrastructure units have not traded at these levels since the end of 2011;

•

since announcement of the Proposal, Brookfield Infrastructure units have traded at a VWAP of US$39.10. At this unit price, the value of the standard consideration is above the bottom of Grant Samuel’s valuation range for Asciano at exchange rates up to A$1 = US$1.025; and

•

since announcement of the Proposal, the decline in Brookfield Infrastructure’s unit price has occurred in conjunction with a weakening of the A$ against the US$. To the extent that this relationship continues, these two variables would partially offset each other, resulting in a reduced impact on the value attributed to the standard consideration.

Nevertheless, Asciano shareholders should continue to monitor the Brookfield Infrastructure unit price and the A$/US$ exchange rate up to the date of the scheme meeting (scheduled for 10 November 2015) as well as up to the election date (30 November 2015).

The Proposal includes a “mix and match” facility under which Asciano shareholders can elect to receive all cash or all scrip12 rather than the standard consideration of A$6.9439 plus 0.0387 Brookfield Infrastructure CDIs. Under the maximum cash consideration, the total cash payment would be A$9.15076 (including the special dividend) for each Asciano share. Under the maximum scrip consideration, shareholders would receive 0.1447 Brookfield Infrastructure CDIs (assuming the full special dividend of 90 cents is also paid) for each Asciano share.

[11]

The shaded cells in the table represent those combinations of Brookfield Infrastructure unit prices and A$/US$ exchange rates for which the value of the standard consideration falls below Grant Samuel’s valuation range for Asciano. The boxed cells represent the value attributed by Grant Samuel to the standard consideration.

[12]

Strictly, the all scrip offer is only in respect of A$8.25 of the consideration (being the notional offer price of A$9.15 less the A$0.90 special dividend that it is intended will be paid in cash to all Asciano shareholders).

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These alternative forms of consideration have not been separately addressed or valued. There is no certainty that Asciano shareholders will be able to access either of these forms of consideration and even if they can, they may be scaled back. This is because the maximum cash consideration will only be available to the extent that other shareholders elect the maximum scrip consideration (and vice versa).

In this context, at the closing price for Brookfield Infrastructure units on 23 September 2015 of US$38.46 and an exchange rate at the same date of A$1 = US$0.699013, the maximum scrip consideration has a value of A$8.86 per Asciano share compared to a value for the standard consideration (using the same prices) of A$9.07 and a maximum cash consideration of A$9.15. This differential may limit the level of interest from Asciano shareholders in electing the maximum scrip consideration (and therefore limit the availability of the maximum cash alternative).

¡	The consideration offered under the Proposal represents a substantial premium to the price at which Asciano shares have traded in recent months

The value of the standard consideration of A$8.93-9.28 represents the following premiums to the price at which Asciano shares traded in the period prior to announcement of the initial approach from Brookfield Infrastructure:

Asciano – Implied Premiums at Announcement
Period	Asciano share price/VWAP (A$)	Premium
Closing price on 30 June 2015	6.65	34.3-39.5%
1 week VWAP to 30 June 2015	6.58	35.7-41.0%
1 month VWAP to 30 June 2015	6.61	35.1-41.0%
3 month VWAP to 30 June 2015	6.58	35.6-40.9%

6 month VWAP to 30 June 2015	6.41	39.3-44.8%

The Proposal represents material premiums for control (of 35-40%). Premiums of this magnitude are above the level of control premiums typically expected in takeovers which tend to fall in the range 20-35%, but it is important to recognise that premiums for control are an outcome not a determinant of value and they vary widely depending on individual circumstances.

Premiums of around 40% are not necessarily uncommon, particularly where there is a contested, competitive process or where there are significant strategic and/or synergy benefits available to an acquirer that are not available to portfolio investors in the normal course of events on a standalone basis. In this case, the extent of the premium may be attributable to:

•

the relatively modest market ratings attributed by the Australian market to Asciano, reflecting the weak economic conditions impacting Asciano’s businesses at the current time (e.g. soft volumes through ports and a challenging outlook for the coal sector);

•	the higher multiples at which Brookfield Infrastructure trades, enabling it to pay a premium without diluting earnings;

•	the synergies potentially available to Brookfield Infrastructure;

•	a preparedness by Brookfield Infrastructure to use higher levels of financial leverage than a standalone Asciano; and

•	the relative scarcity of high quality rail and port operations.

[13]

The exchange rate of A$1 = US$0.6990 is as at 6am on 24 September 2015 (Sydney time). This exchange rate corresponds to the close of trade in Brookfield Infrastructure units on the NYSE on 23 September 2015 (New York time).

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¡	There are a number of other factors for Asciano shareholders to consider

The Proposal has a number of other advantages and benefits for Asciano shareholders:

•	Asciano shareholders who retain the Brookfield Infrastructure CDIs received as consideration will:

–

retain an exposure to the growth opportunities of the Asciano business, albeit on a significantly diluted basis relative to their current position (Asciano shareholders will collectively own approximately 14% of Brookfield Infrastructure which, in turn, will own 55% of Asciano);

–

have an exposure to Brookfield Infrastructure’s existing infrastructure assets, which are diversified by asset class and geography and which offer considerable risk reduction benefits through diversification; and

–	have the potential to benefit from any synergy benefits extracted by Brookfield Infrastructure from its acquisition of Asciano.

The CDIs will be listed on the ASX and it is expected that Brookfield Infrastructure will be eligible (subject to meeting the necessary requirements) to be included in the S&P/ASX 100 and S&P/ASX 200 indices. The listing should ensure that most institutional holders that have mandate restrictions can continue to hold the Brookfield Infrastructure scrip and index inclusion will support liquidity in the trading on the ASX;

•

the consideration includes a special dividend of up to A$0.90 per share, which is expected to be fully franked. Some shareholders may realise additional value from the franking credits (i.e. they are better off in after tax terms than they would have been had the same amount been paid as part of the acquisition price and been received as a capital gain); and

•

the alternative forms of consideration, the maximum cash consideration and the maximum scrip consideration, potentially provide flexibility for shareholders to take the consideration that best suits their individual preferences (subject to there being sufficient shareholders on the other side of the “mix and match”).

Disadvantages and risks arising from the Proposal include:

•	in respect of the scrip component of the Proposal, Asciano shareholders will receive securities that have a different investment risk profile and certain features that may be unattractive:

–	there will be an exposure to a large number of individual assets across a wide variety of asset classes and geographies;

–	shareholders who retain their Brookfield Infrastructure CDIs will have a very different set of currency risks going forward;

–	the ownership arrangements for Brookfield Infrastructure’s assets are complex with numerous partly owned assets and multiple co-investors;

–	Brookfield Infrastructure operates with a significantly higher degree of leverage than Asciano;

–	Brookfield Infrastructure is a materially less liquid security than Asciano;

–

Brookfield Infrastructure is externally managed by Brookfield Asset Management, for which it receives an annual management fee of 1.25% of the fully diluted market value of Brookfield Infrastructure plus recourse debt less net cash (US$120 million in the 12 months ended 30 June 2015). This fee will apply to the increased market capitalisation and recourse debt arising from the Proposal.

In addition, Brookfield Asset Management is entitled to incentive distributions equivalent to 15% of distributions above US$0.305 per quarter (up to US$0.33) and 25% of distributions above US$0.33 per quarter. Incentive distributions have increased substantially since 2011 and, given the structure, they are likely to continue to grow faster

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than distributions to limited partnership unitholders and become larger relative to the base management fee;

–

the governance structure of Brookfield Infrastructure and the rights attaching to Brookfield Infrastructure limited partnership units are significantly different to the structure of Asciano and the rights of Asciano shareholders. The governance arrangements, the risks these give rise to and the differences between the rights of a shareholder in Asciano and the rights of a limited partnership unitholder in Brookfield Infrastructure are set out in detail in Sections 5 (particularly 5.6 and 5.7), 7 and 8 of the Scheme Booklet. Shareholders should examine these sections carefully. Key issues include:

¿

Brookfield Infrastructure is controlled by its general partner, a subsidiary of Brookfield Asset Management, rather than a board of directors. The general partner, subject to certain constraints, has absolute discretion in relation to the management of Brookfield Infrastructure;

¿	Brookfield Infrastructure limited partnership unitholders have no rights to elect or remove the directors of the general partner;

¿	Brookfield Infrastructure limited partnership unitholders have no right to remove the general partner;

¿	Brookfield Asset Management can sell its interest in the general partner without the approval of Brookfield Infrastructure limited partnership unitholders;

¿	Brookfield Infrastructure limited partnership unitholders have no right to call a meeting of Brookfield Infrastructure;

¿	fiduciary duties owed by the general partner to Brookfield Infrastructure have been modified; and

¿	the general partner has the ability to issue up to 25% of Brookfield Infrastructure’s issued capital without approval from Brookfield Infrastructure limited partnership unitholders.

The effect of these arrangements, combined with Brookfield Asset Management’s effective 29% interest in Brookfield Infrastructure, means that there is little prospect of a change of control transaction (and therefore the receipt of a control premium) without the co-operation and support of Brookfield Asset Management; and

–

the Brookfield Infrastructure CDIs are, for practical purposes, economically equivalent to Brookfield Infrastructure units. However, holders of CDIs are unable to attend meetings of Brookfield Infrastructure limited partners and, to the extent that limited partners are entitled to vote, the process for a CDI holder exercising their vote is unusual and cumbersome. In addition, CDIs can only be traded on the ASX, which may impact the liquidity and trading price relative to Brookfield Infrastructure units traded on the New York Stock Exchange or the Toronto Stock Exchange.

While these matters may be of concern to Asciano shareholders:

–	Brookfield Infrastructure appears to be well accepted by the investment community in the United States and Canada;

–

Brookfield Infrastructure has a very strong track record on delivering improved performance from its investments that has, in turn, generated significant and consistent growth in underlying profits (on a proportionate basis) and distributions to unitholders. The result has been a very high level of total returns to investors;

–

the management fees and incentive distributions, while material, are effectively already reflected in the trading price of Brookfield Infrastructure units. Similarly, any of the governance concerns should also already be incorporated into the unit price; and

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–	Asciano shareholders who are uncomfortable with exposure to Brookfield Infrastructure are able to sell the Brookfield Infrastructure CDIs they receive as part of the consideration;

•

there will be risks attached to the integration of Asciano’s businesses into the operations of Brookfield Infrastructure. There is also a risk that Brookfield Infrastructure has failed to identify specific issues in Asciano through its due diligence which could result in adverse impacts on operating earnings or additional costs. However, to the extent these risks would have arisen in any event, Asciano shareholders are better off having a diluted exposure to them as unitholders in Brookfield Infrastructure;

•

shareholders may incur capital gains tax on the total consideration under the Proposal but will only receive approximately 76% of the consideration in cash. However, any tax liabilities will not exceed the total cash received; and

•	future distributions from Brookfield Infrastructure will not be franked for Australian income tax purposes.

In Grant Samuel’s opinion, while these disadvantages and risks are not inconsequential, most have mitigating factors and they are not sufficiently material to change the conclusion that the Proposal is in the best interests of Asciano shareholders in the absence of a superior proposal.

4	Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Asciano shareholders. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme Booklet issued by Asciano in relation to the Proposal.

Grant Samuel has not been engaged to provide a recommendation to shareholders in relation to the Proposal, the responsibility for which lies with the directors of Asciano. In any event, the decision whether to vote for or against the Proposal is a matter for individual shareholders, based on their own views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser.

Similarly, it is a matter for individual shareholders as to whether to hold or sell securities in Brookfield Infrastructure. This is an investment decision independent of a decision on whether to vote for or against the Proposal upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel’s opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

  Yours faithfully

  GRANT SAMUEL & ASSOCIATES PTY LIMITED

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Financial Services Guide

and

Independent Expert’s Report

in relation to the Proposal from

Brookfield Infrastructure Partners L.P.

Grant Samuel & Associates Pty Limited

(ABN 28 050 036 372)

29 September 2015

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■ ■ ■	GRANT SAMUEL & ASSOCIATES LEVEL 19 GOVERNOR MACQUARIE TOWER 1 FARRER PLACE SYDNEY NSW 2000 GPO BOX 4301 SYDNEY NSW 2001 T: +61 2 9324 4211 / F: +61 2 9324 4301 www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited (“Grant Samuel”) holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Asciano Limited in relation to proposal from Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P. (“the Asciano Report”), Grant Samuel will receive a fixed fee of A$1.1 million plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 9.3 of the Asciano Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Asciano Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Regulatory Guide 112 issued by the Australian Securities & Investments Commission on 30 March 2011. The following information in relation to the independence of Grant Samuel is stated in Section 9.3 of the Asciano Report:

“Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any business or professional relationship with Asciano or Brookfield Infrastructure (or its affiliates) or any financial or other interest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal.

Grant Samuel advises that in June 2015, Grant Samuel Corporate Finance Pty Limited, a related party to Grant Samuel, was retained by Patrick Auto, Bulk & General Ports Pty Limited, a wholly owned subsidiary of Asciano and 50% owner of Port of Geelong Unit Trust, in connection with the renegotiation of the Port Operating Agreements for the Port of Geelong. This assignment was completed in July 2015. Grant Samuel received a total fee (based on hours incurred) of less than A$120,000 for this service.

Grant Samuel commenced analysis for the purposes of this report in August 2015 prior to the announcement of the Proposal. This work did not involve Grant Samuel participating in setting the terms of, or any negotiations leading to, the Proposal.

Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of A$1.1 million for the preparation of this report. This fee is not contingent on the conclusions reached or the outcome of the Proposal. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 March 2011.”

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Ombudsman Service, No. 11929. If you have any concerns regarding the Asciano Report, please contact the Compliance Officer in writing at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. If you are not satisfied with how we respond, you may contact the Financial Ombudsman Service at GPO Box 3 Melbourne VIC 3001 or 1300 780 808. This service is provided free of charge.

Grant Samuel holds professional indemnity insurance which satisfies the compensation requirements of the Corporations Act, 2001.

Grant Samuel is only responsible for the Asciano Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

ABN 28 050 036 372 AFS LICENCE NO 240985

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Appendices

1	Selection of Discount Rates
2	Discounted Cash Flow Model Assumptions
3	Market Evidence - Comparable Listed Companies
4	Market Evidence - Transactions
5	Broker Consensus Forecasts

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1	Details of the Proposal

On 18 August 2015, Asciano Limited (“Asciano”) announced that it had entered into a scheme implementation deed with Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) under which it is proposed that Nitro Corporation Pty Ltd acquire 100% of the issued capital of Asciano for a consideration comprising a cash payment and units in Brookfield Infrastructure (the “Proposal”).

Nitro Corporation Pty Ltd is an entity controlled by Brookfield Infrastructure (approximately 55%), other Brookfield sponsored and managed private funds (approximately 23%) and two institutional partners, British Columbia Investment Management Corporation and GIC Special Investments (approximately 11% each) (together, the “Brookfield Consortium”).

Subject to the Proposal proceeding, Asciano intends to pay a fully franked special dividend of up to 90 cents per share. To the extent that a special dividend is paid, the aggregate cash pool of consideration will be reduced by the amount of the special dividend. The special dividend is expected to be paid on or about

1 December 2015, prior to implementation of the Proposal.

Asciano shareholders will be able to elect to receive the consideration under the Proposal as:

¡	A$6.9439 in cash (less the amount of the special dividend) plus 0.0387 Brookfield Infrastructure units for each Asciano share (the “standard consideration”);

¡

A$9.15076 in cash (less the amount of the special dividend) for each Asciano share, subject to any scale back so that the maximum cash consideration is approximately A$6.8 billion (less the amount of the special dividend) (the “maximum cash consideration”); or

¡

units in Brookfield Infrastructure equivalent to A$9.15076 (less the amount of the special dividend that will be paid in cash) per share, assuming a Brookfield Infrastructure unit price on implementation of the Proposal of A$57.02468, subject to any scale back so that the maximum number of units issued is approximately 37.7 million (the “maximum scrip consideration”).

The Brookfield Infrastructure units issued to Asciano shareholders will be in the form of CHESS Depositary Interests (“CDIs”) (refer to Section 7.2 of the Notice of Meeting and Explanatory Statement (“Scheme Booklet”) for a description of the features of the CDIs).

In relation to the consideration Asciano shareholders will receive under the Proposal:

¡	if no election is made by an Asciano shareholder, they will be taken to have elected to receive the standard consideration;

¡

in the event that a shareholder is scaled back under the maximum cash consideration or the maximum scrip consideration, the balance of the consideration will be provided in scrip or cash respectively; and

¡	the Brookfield Infrastructure CDIs issued as consideration under the Proposal will not be entitled to the third quarter 2015 and fourth quarter 2015 distributions from Brookfield Infrastructure.

Announcement of the Proposal followed the announcement by Asciano on 1 July 2015 that it had received a confidential, indicative, non-binding and conditional proposal from Brookfield Infrastructure to acquire 100% of the issued capital of Asciano at an implied value of A$9.05 per share in cash and Brookfield Infrastructure units. The board of Asciano considered that it was in the best interests of shareholders to engage with Brookfield Infrastructure on an exclusive basis to progress this initial approach. Over the period from 1 July 2015 to 18 August 2015, Asciano and Brookfield Infrastructure undertook comprehensive due diligence, obtained necessary internal approvals and negotiated the scheme implementation deed.

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Other elements of the Proposal include:

¡

Brookfield Infrastructure will apply for a foreign exempt listing on the Australian Securities Exchange (“ASX”) for the CDIs issued to Asciano shareholders as consideration under the Proposal. Brookfield Infrastructure has received in-principle approval from the ASX for this listing;

¡

Asciano shareholders with registered addresses in certain jurisdictions (“ineligible foreign shareholders”1) will not receive Brookfield Infrastructure CDIs as part of their consideration. A sale facility has been established so that the Brookfield Infrastructure CDIs to which they would otherwise have been entitled under the Proposal will be sold by the sale agent not more than 15 business days after the Proposal is implemented. The sale proceeds (calculated on a volume weighted average basis so that all selling shareholders receive the same price for each Brookfield Infrastructure CDI sold on their behalf) will be remitted to them in A$ (after deducting any applicable taxes, duty, currency conversion costs and other costs and charges);

¡

Asciano shareholders may elect to have up to 400 of the Brookfield Infrastructure CDIs which they would otherwise have been entitled to receive as consideration under the Proposal sold on their behalf through the sale facility. Asciano shareholders who would have been entitled to receive less than a marketable parcel[2] of Brookfield Infrastructure CDIs will be deemed to have elected to have all of their Brookfield Infrastructure CDIs sold on their behalf through the sale facility unless they elect to receive less than a marketable parcel of Brookfield Infrastructure CDIs;

¡

Asciano and Brookfield Infrastructure have agreed to certain exclusivity restrictions for a period of up to six months from the date of the scheme implementation deed (the “exclusivity period”), including no-talk and no-shop provisions. The no-talk provisions apply unless the Asciano board has formed the opinion in good faith that not undertaking any act would, or would be likely to, constitute a breach of any of the directors’ fiduciary or statutory duties;

¡

during the exclusivity period, Asciano must notify Brookfield Infrastructure in writing of any proposed or potential competing proposal or the provision of any information for the purposes of a competing proposal. Prior to entering into, or recommending, any competing proposal which the Asciano board acting in good faith and to satisfy the Asciano directors’ fiduciary or statutory duties, determines would be, or would be likely to be, a superior proposal, Asciano must give Brookfield Infrastructure the opportunity to provide a matching or superior proposal to the terms of the competing proposal. If the Asciano board, acting reasonably and in good faith, determines that this counterproposal would provide an equivalent or superior outcome for Asciano shareholders as a whole compared to the competing proposal, Asciano and Brookfield Infrastructure must use their best endeavours to implement the counterproposal;

¡

Asciano must pay Brookfield Infrastructure a reimbursement fee of A$88 million if an Asciano director withdraws or adversely modifies his or her recommendation that Asciano shareholders vote in favour of the Scheme during the exclusivity period (other than in certain circumstances3),

[1]	Ineligible foreign shareholders are those with registered addressed outside of Australia and its external territories, New Zealand, the United States or Canada.

[2]

A marketable parcel of Brookfield Infrastructure CDIs must have a value of not less than A$500 based on the closing price of Brookfield Infrastructure units on the New York Stock Exchange on the day prior to the Scheme Record Date (New York time) and the US$/A$ exchange rate on the Scheme Record Date.

[3]	These circumstances are where:

¡	the independent expert concludes that the Proposal is not in the best interests of Asciano shareholders (except where that conclusion is due to a competing proposal);

¡

the independent expert changes its opinion (after its report is issued) and the change in opinion is not due to a competing proposal but is due to a decrease in the A$ value of Brookfield Infrastructure units and the A$ value of Brookfield Infrastructure units has been equal to or less than A$42.50 for any five consecutive trading days within the three weeks prior to the date of the change in opinion; or

¡

at the time Brookfield Infrastructure terminated the scheme implementation deed, Asciano was entitled to terminate the deed due to a material breach by Brookfield Infrastructure, a material adverse change impacting Brookfield Infrastructure, a Brookfield prescribed occurrence or a material breach of a representation or warranty by Brookfield.

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Brookfield Infrastructure terminates the scheme implementation deed due to a material breach by Asciano, one or more Asciano directors recommend a competing proposal that is announced during the exclusivity period or a competing proposal is announced during the exclusivity period and that competing proposal is completed, an agreement is entered into in relation to it or the party making it otherwise acquires control of Asciano within 12 months of its announcement;

¡

Asciano and Brookfield Infrastructure have agreed that up to 2,777,954 performance rights issued under Asciano’s long term and short term incentive plans will either vest or have any restrictions on their exercise waived and the Asciano shares issued or transferred to the holders of these performance rights will be entitled to participate in the Proposal. Any remaining issued performance rights will lapse or be cancelled; and

¡

the Brookfield Consortium will fund the cash component of the consideration from a combination of existing sources, an acquisition debt facility of A$1.9 billion (recourse only to the Brookfield Consortium’s investment in Asciano) and a new Brookfield Infrastructure debt facility of US$1 billion. In addition, Brookfield Asset Management Inc. (“Brookfield Asset Management”) will subscribe for approximately 5.8 million Brookfield Infrastructure Redeemable Partnership units at a price of US$43.20 per unit to raise US$250 million.

The Proposal is to be implemented by a scheme of arrangement under Section 411 of the Corporations Act, 2001 (“Corporations Act”) between Asciano and its shareholders (the “Scheme”).

The Scheme is subject to a number of conditions that are set out in the Scheme Booklet. In summary, the key conditions include:

¡

satisfaction of all regulatory approvals, including Australian Competition and Consumer Commission (“ACCC”) and Foreign Investment Review Board approval in Australia and approval from the Overseas Investment Office in New Zealand;

¡	certain third party change of control consents in respect of the Port Botany container terminal site and the Port of Brisbane/Fisherman Islands container terminal site;

¡	an independent expert opining that the Proposal is in the best interests of Asciano shareholders;

¡	Asciano shareholders approving the Scheme by the necessary majorities;

¡

Brookfield Infrastructure being approved for admission to the official list of the ASX as a foreign exempt listing and the CDIs in Brookfield Infrastructure issued to Asciano shareholders as consideration under the Proposal being approved for official quotation by the ASX; and

¡	Supreme Court of New South Wales approval of the Scheme.

The directors of Asciano have unanimously recommended that Asciano shareholders vote in favour of the Proposal in the absence of a superior proposal and subject to an independent expert opining that the Proposal is in the best interests of Asciano shareholders.

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2	Scope of the Report

2.1	Purpose of the Report

Under Section 411 of the Corporations Act (“Section 411”) the Scheme must be approved by a majority in number (i.e. more than 50%) of each class of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution. If approved by Asciano shareholders, the Scheme will then be subject to approval by the Supreme Court of New South Wales.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert’s report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert’s report must state whether the scheme of arrangement is in the best interests of shareholders subject to the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert’s report pursuant to the Corporations Act or the ASX Listing Rules, the directors of Asciano have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, the Proposal is in the best interests of Asciano shareholders and to state reasons for that opinion. A copy of the report will accompany the Scheme Booklet to be sent to shareholders by Asciano.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Asciano shareholders. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Scheme Booklet issued by Asciano in relation to the Proposal.

Voting for or against the Proposal is a matter for individual shareholders based on their views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser.

Similarly, it is a matter for individual shareholders as to whether to hold or sell securities in Brookfield Infrastructure. This is an investment decision upon which Grant Samuel does not offer an opinion and it is independent of a decision on whether to vote for or against the Proposal. Shareholders should consult their own professional adviser in this regard.

2.2	Basis of Evaluation

There is no legal definition of the expression “in the best interests”. However, the Australian Securities & Investments Commission (“ASIC”) has issued Regulatory Guide 111 which establishes guidelines in respect of independent expert’s reports. ASIC Regulatory Guide 111 differentiates between the analysis required for control transactions and other transactions. In the context of control transactions (whether by takeover bid, by scheme of arrangement, by the issue of securities or by selective capital reduction or buyback), the expert is required to distinguish between “fair” and “reasonable”. A proposal that was “fair and reasonable” or “not fair but reasonable” would be in the best interests of shareholders. For most other transactions the expert is to weigh up the advantages and disadvantages of the proposal for shareholders. If the advantages outweigh the disadvantages, a proposal would be in the best interests of shareholders.

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The Proposal is effectively a takeover of Asciano by the Brookfield Consortium. Accordingly, Grant Samuel has evaluated the Proposal as a control transaction and formed a judgement as to whether the Proposal is “fair and reasonable”.

Fairness involves a comparison of the offer price with the value that may be attributed to the securities that are the subject of the offer based on the value of the underlying businesses and assets. For this comparison, value is determined assuming 100% ownership of the target and a knowledgeable and willing, but not anxious, buyer and a knowledgeable and willing, but not anxious, seller acting at arm’s length. Reasonableness involves an analysis of other factors that shareholders might consider prior to accepting an offer such as:

¡	the offeror’s existing shareholding;

¡	other significant shareholdings;

¡	the probability of an alternative offer; and

¡	the liquidity of the market for the target company’s shares.

An offer could be considered “reasonable” if there were valid reasons to accept the offer notwithstanding that it was not “fair”.

Fairness is a more demanding criteria. A “fair” offer will always be “reasonable” but a “reasonable” offer will not necessarily be “fair”. A fair offer is one that reflects the full market value of a company’s businesses and assets. An offer that is in excess of the pre-bid market prices but less than full value will not be fair but may be reasonable if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the offer price. This is commonly the case where the bidder already controls the target company. In that situation, the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

Grant Samuel has determined whether the Proposal is fair by comparing the estimated underlying value of Asciano shares with the assessed value of the consideration to be received by Asciano shareholders under the Proposal. The Proposal will be fair if the assessed value of the consideration falls within the estimated underlying value range of Asciano shares. In considering whether the Proposal is reasonable, the factors that have been considered include:

¡	the existing shareholding structure of Asciano;

¡	the likelihood of an alternative offer and alternative transactions that could realise fair value;

¡	the likely market price and liquidity of Asciano shares in the absence of the Proposal; and

¡	other advantages and disadvantages for Asciano shareholders of approving the Proposal.

2.3	Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

¡	the Scheme Booklet (including earlier drafts);

¡	financial results of Asciano for the four years ended 30 June 2015;

¡	press releases, public announcements, media and analyst presentation material and other public filings by Asciano including information available on its website;

¡	brokers’ reports and recent press articles on Asciano and the transport infrastructure industry; and

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¡

sharemarket data and related information on Australian and international listed companies engaged in the transport infrastructure industry and on acquisitions of companies and businesses in this industry.

Non Public Information provided by Asciano

¡	budget for the year ending 30 June 2016 for Asciano and each of its business divisions prepared by Asciano management;

¡	projections for the years ending 30 June 2017 to 2020 for Asciano and each of its business divisions prepared by Asciano management;

¡	10 year corporate cash flow model including projections for Asciano’s business operations; and

¡	other confidential documents, board papers, presentations and working papers.

In preparing this report, representatives of Grant Samuel held discussions with, and obtained information from, senior management of Asciano and its advisers.

Grant Samuel was not given access to non public information (including financial and operational information) for Brookfield Infrastructure and no discussions were held with the senior management of Brookfield Infrastructure.

2.4	Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on a particular factor or analysis. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances.

This report is also based upon financial and other information provided by Asciano and its advisers. Grant Samuel has considered and relied upon this information. Asciano has represented in writing to Grant Samuel that to its knowledge the information provided by it was then, and is now, complete and not incorrect or misleading in any material respect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Proposal is in the best interests of Asciano shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. “Due diligence” of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert. Grant Samuel is not in a position, nor is it practicable, to undertake its own “due diligence” investigation of the type undertaken by accountants, lawyers or other advisers.

Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters.

An important part of the information used in forming an opinion of the kind expressed in this report is the opinions and judgement of management. This type of information was also evaluated

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through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Asciano or Brookfield Infrastructure. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included:

¡	the budget for Asciano (and each of its business divisions) for the year ending 30 June 2016 (“FY16 budget”) prepared by management and adopted by the directors of Asciano;

¡	strategic plan for Asciano (and each of its business divisions) for the years ending 30 June 2017 to 2020 prepared by management; and

¡	10 year corporate cash flow model for Asciano’s business operations for the period commencing 1 July 2015. The model was prepared by Asciano and its advisers.

Asciano is responsible for this forward looking information. Grant Samuel has considered and, to the extent deemed appropriate, relied on this information for the purposes of its analysis. In relation to the cash flow models Grant Samuel has made adjustments to reflect its judgement on certain matters and to ensure consistent application of assumptions. The major assumptions underlying the forward looking information were reviewed by Grant Samuel in the context of current economic, financial and other conditions. It should be noted that the forward looking information and the underlying assumptions have not been reviewed (nor is there a statutory or regulatory requirement for such a review) by an investigating accountant for reasonableness or accuracy of compilation and application of assumptions.

Subject to these adjustments and limitations, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant’s examination), there are reasonable grounds to believe that the forward looking information has been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors into account:

¡	the FY16 budget was adopted by the Directors of Asciano;

¡	the strategic plan has been endorsed by the Directors of Asciano;

¡	the FY16 budget has been prepared through a detailed budgeting process involving preparation of “ground up” budgets by the management of individual operations and review by management of Asciano;

¡

Asciano has sophisticated management and financial reporting processes. The strategic plan has been prepared through a detailed budgeting process and is subject to ongoing analysis and revision to reflect the impact of actual performance or assessments of likely future performance; and

¡	a large proportion of Asciano’s business is underpinned by long term, take-or-pay contracts and the revenue and costs from these contracts are relatively stable and predictable.

Grant Samuel has no reason to believe that the forward looking information reflects any material bias, either positive or negative. However, the achievability of the FY16 budget and the strategic plan is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

While Asciano has made guidance statements about earnings before net interest and tax (“EBIT”) for the year ending 30 June 2016, the directors of Asciano have decided not to include the FY16

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budget or the strategic plan in the Scheme Booklet and therefore this information has not been disclosed in this report.

To provide an indication of the expected financial performance of Asciano, Grant Samuel has considered brokers’ forecasts for Asciano (refer to Appendix 5). Grant Samuel has used the median of the brokers’ forecasts to review the parameters implied by its valuation of Asciano. These forecasts are sufficiently close to Asciano’s FY16 budget to be useful for analytical purposes.

Brookfield Infrastructure has not included any forward looking information in relation to Brookfield Infrastructure or the combined group in the Scheme Booklet (refer to Section 6.9 of the Scheme Booklet). Grant Samuel has had no access to any forward looking information for Brookfield Infrastructure or the combined group.

As part of its analysis, Grant Samuel has reviewed the sensitivity of net present values to changes in key variables. The scenario analysis isolates a limited number of assumptions and shows the impact of variations to those assumptions. No opinion is expressed as to the probability or otherwise of those variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst outcomes, the analysis does not, and does not purport to, show the impact of all possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to:

¡	changes to the assumptions other than those considered in the scenario analysis;

¡	greater or lesser variations to the assumptions considered in the scenario analysis than those modelled; and

¡	combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled.

In forming its opinion, Grant Samuel has also assumed that:

¡

matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;

¡	the assessments by Asciano and its advisers with regard to legal, regulatory, tax and accounting matters relating to the Proposal are accurate and complete;

¡	the information set out in the Scheme Booklet sent by Asciano to its shareholders is complete, accurate and fairly presented in all material respects;

¡	the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;

¡	the Proposal will be implemented in accordance with its terms; and

¡	the legal mechanisms to implement the Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

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3	Profile of Asciano

3.1	Background

Asciano was established as a separate ASX listed entity in June 2007 following its demerger from Toll Holdings Limited (“Toll”). The purpose of the demerger was to enable Toll to comply with undertakings given to the ACCC in relation to its A$6 billion takeover of Patrick Corporation Limited (“Patrick”), which was completed in May 2006 and which resulted in Toll owning 100% of Pacific National Pty Ltd (“Pacific National”), a rail freight business previously jointly owned by Toll and Patrick. On its demerger, Asciano also held the port and stevedoring assets acquired as part of the Patrick takeover and the existing stevedoring assets of Toll. Asciano had a stapled structure consisting of a company, Asciano Limited, and a trust, Asciano Finance Trust.

During the global financial crisis from 2007 to 2009, Asciano experienced financial difficulties caused by high debt levels and underperforming businesses, in particular, the rural rail services business. Asciano incurred losses as a result of one-off significant items of A$238.8 million in FY084 and A$243.0 million in FY09. These losses included a A$79.6 million write down of the carrying value of Pacific National’s grain haulage assets and A$42.6 million of restructure costs relating to the grain business in FY08, and a goodwill impairment of A$142.6 million for Patrick Autocare Pty Limited (“Autocare”) and a write down of intangible assets in Patrick Container Ports of A$63 million in FY09. Asciano also incurred a loss on the sale of its investment in Brambles Limited of A$103.7 million and sold the Pacific National Tasmania rail business to the Tasmanian Government for A$32 million (incurring a A$10.1 million write down).

In June 2009, Asciano announced a A$2.45 billion equity raising (including a share purchase plan) that resulted in the issue of 2.2 billion Asciano stapled securities. The proceeds from the equity raising were primarily used to reduce Asciano’s debt. The refinancing was completed in December 2009, reducing Asciano’s net bank debt from A$4.3 billion to A$2.4 billion and extending the maturity date of its debt facilities.

Following the recapitalisation and Board and management changes, Asciano commenced a five year, three phase turnaround plan that was designed to:

¡	restore Asciano’s financial position;

¡	improve performance and shareholder returns; and

¡	deliver Asciano’s long term strategy.

To start the turnaround plan from a sustainable base, Asciano recognised impairment charges of A$1.1 billion in FY10, primarily relating to goodwill in the Patrick Container Ports and the Patrick Auto, Bulk and General divisions. It also simplified its corporate structure by converting from a stapled security structure to a single holding company and completing a 1 for 3 share consolidation.

Over the plan period to date (FY11 to FY15), Asciano has:

¡	expanded into the Queensland export coal haulage market, initially through contracts with Xstrata plc (now Glencore plc (“Glencore”)) and Rio Tinto Limited (“Rio Tinto”);

¡

completed several acquisitions, including the November 2012 acquisition of the remaining 50% interest in C3 Limited (“C3”), which provides forestry services and port capabilities throughout New Zealand, the acquisition of an additional 20% interest in Port of Geelong Unit Trust taking its interest to 50% and the October 2013 acquisition of Mountain Industries Pty Ltd (“Mountain Industries”), a Newcastle based provider of integrated logistics solutions;

¡	undertaken a significant reinvestment in its business, spending A$3.2 billion to modernise, upgrade and expand its facilities and equipment, including automation of the facilities at Port Botany; and

¡	implemented a business improvement program which delivered A$143.7 million of annual cost savings in FY15 and which Asciano expects will exceed its FY16 target of cumulative

[4]	FYXX is the financial year end 30 June 20XX.

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benefits of A$300 million over five years by up to 10%. This program has included the integration of Pacific National’s coal and rail businesses, fuel and locomotive maintenance savings, the automation of Port Botany, implementation of one solution software, a restructure of Patrick Bulk & Automotive Port Services (“BAPS”) and corporate realignment. The business improvement program has contributed to an increase in Asciano’s underlying EBITA margin8,13 from 20.4% in FY11 to 22.5% in FY15.

The five year plan is substantially completed (with the last of the business improvement program initiatives expected to be realised in FY16), delivering an upgraded and expanded asset base and improved financial performance, free cash flow and shareholder returns. Today, Asciano is a leading provider of operational infrastructure and supply chain services across the rail freight and cargo port sectors in Australia operating through three divisions, Pacific National, Patrick Terminals & Logistics (“Patrick T&L”) and BAPS. Descriptions of Asciano’s business divisions are set out in Section 4 of this report.

3.2	Financial Performance

Historical Financial Performance

The historical financial performance of Asciano for the four years ended 30 June 2015 is summarised below:

Asciano – Historical Financial Performance (A$ millions)
	Year ended 30 June
	2012	2013[5]	2014	2015
	actual	actual	actual	actual
Operating revenue	3,408.4	3,688.2	3,926.1	3,795.4
Other income[6]	48.3	39.5	68.5	43.7
Total revenue	3,456.7	3,727.7	3,994.6	3,839.1
Rail access charges (refer to footnote 23)	(242.9)	(174.8)	(203.9)	(187.4)
Total revenue (net of rail access charges)	3,213.8	3,552.9	3,790.7	3,651.7
Underlying EBITDA[7]	907.7	992.7	1,052.0	1,142.0
Depreciation and amortisation	(257.0)	(277.0)	(303.4)	(322.1)
Underlying EBITA[8]	650.7	715.7	748.6	819.9
Amortisation of customer contracts	(34.0)	(39.7)	(28.3)	(29.7)
Underlying EBIT[9]	616.7	686.0	720.3	790.2
Net financing costs	(220.4)	(199.7)	(225.3)	(204.5)
Underlying profit before tax	396.3	486.3	495.0	585.7
Income tax expense	(144.4)	(141.4)	(142.6)	(169.8)
Underlying NPAT[10]	251.9	344.9	352.4	415.9
Material items (net of tax)	(9.2)	(8.1)	(95.4)	(55.1)
Statutory NPAT	242.7	336.8	257.0	360.8
Outside equity interests	(1.9)	(2.4)	(2.6)	(1.2)
NPAT attributable to Asciano shareholders	240.8	334.4	254.4	359.6

[5]

FY13 financial performance has been restated for the adoption of the amended accounting standard AASB 119 Employee Benefits relating to defined benefit plans. The impact of this restatement is a reduction in EBITDA and EBIT of A$7.9 million and a reduction in profit of A$5.6 million.

[6]	Other income includes net gain on sale of property, plant and equipment and lease rental income.

[7]	Underlying EBITDA is earnings before net interest, tax, depreciation and amortisation and material items. It includes the NPAT contribution from associates and joint ventures.

[8]	Underlying EBITA is earnings before net interest, tax, amortisation of customer contracts and relationships and material items. It includes the NPAT contribution from associates and joint ventures.

[9]	Underlying EBIT is earnings before net interest, tax and material items. It includes the NPAT contribution from associates and joint ventures.

[10]	NPAT is net profit after tax.

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Asciano – Historical Financial Performance (A$ millions)
	Year ended 30 June
	2012	2013[5]	2014	2015
	actual	actual	actual	actual
Statistics
Underlying diluted earnings per share	25.6c	35.0c	35.8c	42.5c
Statutory diluted earnings per share	24.7c	34.2c	26.1c	36.8c
Dividends per share	7.5c	11.5c	14.3c	8.25c	[11]
Dividend payout ratio[12]	29%	33%	40%	nc11
Amount of dividend franked	100%	100%	100%	100%
Total revenue (net of access charges) growth	+13.0%	+10.6%	+6.7%	-3.7%
Underlying EBITDA growth	+11.1%	+9.4%	+6.0%	+8.6%
Underlying EBITA growth	+11.9%	+10.0%	+4.6%	+9.5%
Underlying EBITDA margin[13]	28.2%	27.9%	27.8%	31.3%
Underlying EBITA margin[13]	20.2%	20.1%	19.7%	22.5%
Interest cover[14]	4.1x	5.0x	4.7x	5.6x

Source: Asciano and Grant Samuel analysis

The rate of growth in total revenue (net of rail access charges) has declined over the last four years (and was negative in FY15) reflecting the subdued domestic and global economic environment. Growth in revenue has been driven by increased volumes from new coal contracts and from domestic demand. Revenue growth also benefited from the consolidation of C3 in FY13 (which had previously been equity accounted) and the acquisition of Mountain Industries in FY14. FY15 revenue was negatively impacted by lower fuel levies and removal of the carbon tax.

While growth in revenue (net of rail access charges) has been reasonably low at an average annual rate of 4.3% over the last four years (including the impact of acquisitions) earnings have grown at twice this rate (underlying EBITDA and EBITA average growth of around 8.0% per year) due to cost savings from the business improvement program, capital reinvestment (including automation, which has resulted in significantly lower operating expenses although this has been offset by higher depreciation and amortisation charges) and increased efficiency and further integration of the business divisions. The impact of the business improvement program and capital reinvestment is particularly evident in FY15, where revenue (net of rail access charges) declined by 4% but underlying EBITDA and underlying EBITA increased by over 9%. Business improvement programs generated A$143.7 million of cost savings in FY15.

Growth in underlying EBITDA and EBITA has flowed through to underlying NPAT although material items caused statutory NPAT to fall in FY14. Material items over the period have primarily related to the business improvement program and the Port Botany capital reinvestment. In FY14, material items included A$57.2 million of restructuring charges associated with the integration of Pacific National, A$27.0 million associated with the redevelopment of Port Botany and A$11.2 million of other restructuring charges. There were also substantial material items in FY15, primarily relating to the Pacific National integration (A$25.0 million) and the redevelopment of Port Botany (A$25.6 million).

Interest cover has increased to 4.0 times as at 30 June 2015 with higher borrowings more than offset by increases in EBITDA.

The significant increase in dividends per share over the period from 7.5 cents in FY12 to 14.3 cents in FY14 reflects the improvement in performance over the period. Asciano did not declare a final dividend for FY15 as it intends to pay a fully franked special dividend of up to 90 cents per

[11]	Interim dividend for the six months ended 31 December 2014 only.
[12]	Dividend payout ratio is calculated based on underlying NPAT.
[13]	EBITDA and EBITA margins are calculated based on total revenue net of access charges.
[14]	Interest cover is EBITDA divided by net financing costs.

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share as part of the Proposal (the consideration under the Proposal will be reduced by the amount of any special dividend paid).

Pacific National is the largest contributor to Asciano’s EBITDA and net assets:

Source: Asciano

Further discussion on the financial performance of Asciano’s business divisions is set out in Section 4 of this report.

Outlook

Asciano has not publicly released earnings forecasts for FY16. To provide an indication of the expected future financial performance of Asciano, Grant Samuel has considered brokers’ forecasts for Asciano (refer to Appendix 5):

Asciano – Forecast Financial Performance (A$ millions)
	Year end 30 June
	2015 actual	2015 adjusted actual (refer to Section 6.2.6)	2016 broker consensus
Total revenue	3,839.1	3,814.4	3,895.0
Underlying EBITDA	1,142.0	1,117.3	1,214.0
Underlying EBITA	819.9	795.2	849.0
Underlying EBIT	790.2	765.5	819.0

Source: Grant Samuel analysis (refer to Appendix 5).

On 18 August 2015, in conjunction with the release of its FY15 results, Asciano advised that, under normal trading conditions and assuming that there is no material change in the current business environment, the current expectation is to report flat to low single digit underlying EBIT growth in FY16. This outlook is expected to be driven by the ongoing benefits of the business improvement program offsetting the impact of relatively flat revenue growth and an expected 11-12% increase in the depreciation and amortisation charge. The broker consensus forecast indicates a 3.6% increase in EBIT in FY16 (from actual FY15 EBIT) which is consistent with that guidance.

[15]	Excluding corporate.

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3.3	Financial Position

The financial position of Asciano as at 30 June 2015 is summarised below:

Asciano - Financial Position (A$ millions)
As at 30 June 2015
actual
Debtors and prepayments	468.3
Inventories	41.4
Creditors and accruals	(440.6)
Net working capital	69.1
Property, plant and equipment (net)	4,465.3
Goodwill	2,627.8
Other intangible assets (net)	168.4
Derivative financial instruments (net)	634.5
Deferred tax assets (net)	70.6
Investments accounted for using the equity method	30.4
Loans to joint ventures	56.2
Assets held for resale (net)	37.6
Employee provisions	(211.3)
Other provisions	(114.9)
Defined benefit plan liability	(73.2)
Other assets (net)	26.7
Total funds employed	7,787.2
Cash and deposits	127.3
Bank loans, other loans and finance leases	(3,946.0)
Net borrowings	(3,818.7)
Net assets	3,968.5
Outside equity interests	(18.6)
Equity attributable to Asciano shareholders	3,949.9
Statistics
Shares on issue at period end (million)	975.4
Net assets per share	A$4.05
NTA[16] per share	A$1.20
Gearing[17]	44.5%
Net borrowings[18] to EBITDA	2.8x

Source: Asciano and Grant Samuel analysis

The majority of Asciano’s funds employed are in property, plant and equipment, reflecting the capital intensive nature of Asciano’s business operations. Asciano also has a significant amount of goodwill on its balance sheet as a result of historical acquisitions, in particular the 2006 acquisition of Patrick. Other intangible assets are customer contracts and relationships (also from the acquisition of Patrick), future track access rights, information technology (“IT”) development and software and the “Patrick” brand name. The significant goodwill and intangibles balance results in NTA per share of A$1.20 as at 30 June 2015 compared to its net assets per share of A$4.05.

The impact of changes in payment terms across a range of accounts during FY14 and employee termination payments provided for in prior years and paid in FY15 resulted in a reduction in other payable and accruals and an increase in working capital as at 30 June 2015 compared to 30 June 2014.

Asciano has interests in a number of joint ventures and associates. Its most significant investment is its 50% interest in Port of Geelong Unit Trust (A$17.6 million). Asciano has shareholder loans

[16]	NTA is net tangible assets, which is calculated as net assets less intangible assets.
[17]	Gearing is adjusted net borrowings (adjusted for derivative financial instruments) divided by net assets plus adjusted net borrowings.
[18]	Net borrowings is adjusted for derivative financial instruments.

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of A$56.2 million, A$52.5 million of which is a loan to its 50% joint venture, Australian Amalgamated Terminal Pty Limited (“AAT”) and the balance (A$3.7 million) of which is a loan to LDC Mountain Industries Pty Ltd (in which Asciano, through Mountain Industries, has a 49% interest). The AAT loan is not interest bearing and has no fixed date for repayment. Net assets held for resale represent the net assets that have been transferred to the 50:50 joint venture with Australian Container Freight Services Limited (“ACFS”) which was established on 1 August 2015 and which will be equity accounted for reporting purposes. Further discussion of these joint ventures is set out in Section 4.3 of this report.

Other provisions include a A$33.0 million provision for restructuring19 and an A$8.9 million provision for site restoration costs20. Asciano also contributes to a number of defined benefit superannuation plans (although these are closed to new members). As at 30 June 2015, these plans were in a net deficit position of A$73.2 million. In FY15, Asciano made normal contributions to these funds of $2.7 million and additional contributions of $8.8 million.

The majority of Asciano’s borrowings are in foreign currencies (US$ and GBP) and have been hedged using cross currency swaps to eliminate exchange rate risk. The average cost of borrowing at 30 June 2015 was approximately 6.5%.

Outside equity interests comprise the 20% interest in Autocare which is owned by NYK Line. It represents less than 1% of Asciano’s net assets and is not material in the context of Asciano’s overall financial position. Autocare is discussed in more detail in Section 4.3 of this report.

3.4	Cash Flow

Asciano’s cash flow for the four years ended 30 June 2015 is summarised below:

Asciano - Cash Flow (A$ millions)
	Year ended 30 June
	2012	2013	2014	2015
	actual	actual	actual	actual
EBITDA	907.7	992.7	1,052.0	1,142.0
Material items	-	(15.0)	(60.6)	(70.1)
Changes in working capital	24.5	12.7	13.1	(70.7)
Other non-cash items	(44.5)	(2.6)	(42.7)	(52.1)
Operating cash flow before interest and tax	887.7	987.8	961.8	949.1
Tax paid	(46.4)	(170.4)	(157.0)	(113.0)
Net interest paid	(233.5)	(219.9)	(198.0)	(212.5)
Net operating cash flow	607.8	597.5	606.8	623.6
Capital expenditure	(819.2)	(565.4)	(694.4)	(581.6)
Other property, plant and equipment expenditure	-	(47.8)	(6.8)	-
Proceeds from sale of property, plant and equipment	16.9	27.2	81.5	66.4
Free cash flow	(194.5)	11.5	(12.9)	108.4
Acquisitions	-	(52.2)	(84.3)	-
Other investing cash flows	12.3	1.2	-	(1.9)
Net cash flow before financing	(182.2)	(39.5)	(97.2)	106.5
Dividends paid	(63.5)	(90.4)	(117.0)	(163.4)
Proceeds from share transactions	(3.4)	0.2	0.5	(7.7)
Net movement in borrowings	-	10.0	351.3	24.6
Cash generated/(used)	(249.1)	(119.7)	137.6	(40.0)
Cash – opening	398.5	149.4	29.7	167.3
Cash – closing	149.4	29.7	167.3	127.3

Source: Asciano and Grant Samuel analysis

[19]	A restructuring provision is recognised when the business has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly.

[20]

The site restoration provision is an estimate of the present value of the expenditure required to meet environmental rectification costs in relation to contaminated land at a future date in accordance with the environment policy and applicable legal requirements.

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After increasing in FY12 and FY13 on the back of stronger earnings, Asciano’s operating cash flow before capital expenditure, interest and tax was relatively flat in FY14 and FY15, primarily due to the cash impact of material items, an increase in working capital and non-cash items associated with changes to payment terms across a range of accounts during FY14 and employee termination payments provided for in prior years and paid in FY15. However, lower funding costs have resulted in a steady increase in net operating cash flow over the period.

Asciano has undertaken a significant capital reinvestment in its business over the last five years which has included growth projects of A$1.2 billion, A$0.5 billion on the automation and expansion of Port Botany and modernisation and “catch up” capital expenditure of A$1.0 billion. This capital reinvestment program has largely been funded by operating cash flow. The split of total expenditure between sustaining capital expenditure and growth capital expenditure over the last four years is set out below:

Asciano – Capital Expenditure
	Year ended 30 June
	2012		2013		2014		2015
	A$m	%	A$m	%	A$m	%	A$m	%
Sustaining capital expenditure	163.3	19%	237.9	40%	270.3	36%	239.4	44%
Growth capital expenditure	695.1	81%	352.7	60%	473.4	64%	306.0	56%
Total capital expenditure	858.4	100%	590.6	100%	743.7	100%	545.4	100%
Movement in capital expenditure accrual	(39.2)		(25.2)		(49.3)		36.2
Net capital expenditure	819.2		565.4		694.4		581.6
Depreciation and amortisation as a % of sustaining capital expenditure	157%		116%		112%		135%

Source: Asciano

Over the last four years, total depreciation and amortisation has averaged 130% of total sustaining capital expenditure (although the percentage has ranged from 112% to 157% in individual years). Sustaining capital expenditure in FY16 is expected to be in the range A$300-400 million as the capital reinvestment program is completed and is expected remain at that level for the foreseeable future (approximately equivalent to depreciation and amortisation).

Cash and/or borrowings were also used for the acquisitions of the remaining 50% interest in C3 in FY13 and Mountain Industries in FY14.

3.5	Taxation Position

Under the Australian tax consolidation regime, Asciano and its wholly owned Australian resident entities have elected to be taxed as a single entity.

As at 30 June 2015, the Asciano income tax consolidated group had:

¡	no carried forward capital losses and no carried forward income tax losses; and

¡	a franking account balance of A$294.8 million (prior to payment of the special dividend).

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3.6	Capital Structure and Ownership

Capital Structure

As at 23 September 2015, Asciano had the following securities on issue:

¡	975,385,664 ordinary shares; and

¡	3,377,832 performance share rights over ordinary shares.

Asciano has an Option Plan, a Short Term Incentive Plan and a Long Term Incentive Plan:

¡

under the Option Plan, options are granted to executives and selected employees at the board’s discretion. Options only vest if certain time-based and performance-based vesting conditions are met. There are no options currently outstanding;

¡

under the Short Term Incentive Plan, certain participating employees receive 25% of their annual short term incentive in the form of rights to shares of Asciano. Each right automatically converts to one ordinary share on vesting at a nil exercise price. Participating employees do not receive any dividends and are not entitled to vote in relation to the deferred shares during the vesting period. If a participating employee ceases to be employed by Asciano within the vesting period, the rights are forfeited, except in limited circumstances that are approved by the board on a vase-by-case basis. Shares are acquired on market and are held as treasury shares until they vest (with forfeited shares reallocated to subsequent grants). There are currently 514,978 short term incentive rights granted and outstanding; and

¡

under the Long Term Incentive Plan, executives and selected employees are granted rights that only vest if certain time-based and performance-based vesting conditions are met. These rights vest over a three year period. The rights are equity settled. There are currently 2,862,854 long term incentive rights granted and outstanding.

Asciano’s issued ordinary shares include 466,267 Asciano shares held on trust by Asciano for the benefit of satisfying equity compensation plans.

Ownership

There are approximately 39,000 registered shareholders in Asciano. The top 10 shareholders account for approximately 40% of the ordinary shares on issue.

The top 10 registered shareholders are principally institutional nominee or listed investment companies. The majority of Asciano’s shareholders are institutions. Asciano has estimated that approximately 65% of shares are held by domestic institutions and 10% of shares are held by foreign institutions. The remaining 25% of shares are held by retail investors.

Asciano has received notices from the following substantial shareholders:

Asciano – Substantial Shareholders as at 23 September 2015
Shareholder	Date of Notice	Number of Shares	Percentage
Commonwealth Bank of Australia	1 September 2015	72,639,496	7.44%
BT Investment Management Limited	6 August 2015	55,088,246	5.65%

Source: IRESS

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3.7	Share Price Performance

The following graph illustrates the movement in the Asciano share price and trading volumes since 1 July 2011:

Source: IRESS. Share prices adjusted for the 1 for 3 share consolidation completed in December 2011

The Asciano share price has gradually increased over the last four years, from A$3.9921 in October 2011 to A$6.895 in May 2015, reflecting its return to profitability in FY11 and continued improvement in earnings as Asciano has delivered on the capital reinvestment and business improvement program initiatives under its five year plan. Asciano also recommenced paying dividends in FY11 (no dividends were paid in FY09 or FY10) and dividends per share has more than doubled from 6 cents21 in FY11 to 14.25 cents in FY14. Spikes in the Asciano share price over this period have generally coincided with the announcement of better than expected financial results and/or an increase in the dividend payout ratio.

Asciano shares closed at A$6.65 on 30 June 2015, the day prior to the announcement of receipt of the initial approach from Brookfield Infrastructure. From 1 July 2015 to the announcement of the Proposal on 18 August 2015, Asciano shares traded in the rage A$7.70-8.235 and at a volume weighted price of A$7.95, well below the consideration offered in the initial approach of A$9.05. This 10-15% discount would in part reflect the uncertainty as to whether a final proposal would eventuate and the structure of any final proposal, particularly the proportion of scrip in the consideration offered. Since announcement of the Proposal, Asciano shares have traded in the range A$8.16-8.75 and at a volume weighted price of A$8.50.

Asciano is a liquid stock with no restrictions on its free float. Average weekly volume over the twelve months prior to the announcement of the initial approach represented approximately 2.2% of average shares on issue or annual turnover of around 117% of total average issued capital.

Asciano is a member of various indices including the S&P/ASX 200 Transport Index and the S&P/ASX 200 Index. As at 23 September 2015, its weighting in these indices was approximately 13% and 0.6% respectively. The following graph illustrates the performance of Asciano shares since 1 July 2011 relative to these indices:

[21]	Share price and dividends adjusted for the 1 for 3 share consolidation completed in December 2011.

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Source: IRESS

Asciano shares have largely performed in line with the S&P/ASX 200 Index over the last four years which is not unexpected given:

¡	Asciano’s key drivers of global demand for commodities (in particular, coal) and general economic growth; and

¡

the S&P/ASX 200 Index comprises a diversified set of stocks that should be a reasonable proxy for general economic conditions, albeit with a large exposure to the mining sector. The relative performance of mining stocks has constrained growth in the index in recent years (BHP Billiton Limited, Woodside Petroleum Limited and Rio Tinto collectively represent 8% of the S&P/ASX 200 Index). By way of comparison, Asciano has underperformed relative to the S&P/ASX 200 Industrials Index and outperformed relative to the S&P/ASX 200 Resources Index over the same period, with most of the relative decline/increase occurring over 2012.

Movements in the Asciano share price and the S&P/ASX 200 Index have diverged since mid-April 2014. The relative decline in the S&P/ASX 200 Index over this period has been due to global factors such as the Greek debt crisis, which led to declines in bank stock prices (banks are the four largest stocks in the S&P/ASX 200 Index and represent more than 25% of the index). These global factors have had relatively less impact on Asciano’s share price.

Asciano shares have underperformed in comparison to the S&P/ASX 200 Transport Index, particularly over last 12-18 months. However, this index is dominated by Transurban Group and Sydney Airport (50% of the index in total) which operate in different segments of the transport industry (toll roads and airports) and have some different key drivers to Asciano. The most comparable companies to Asciano in the index are Aurizon Holdings Limited (“Aurizon”) (17% of the index) and Qube Holdings Limited (“Qube”) (4% of index). Asciano has traded more in line with these two companies other than for specific periods where the outperformance of Aurizon and Qube has largely been driven by company specific factors (upside from the post initial public offer transformation programs at Aurizon and the announcement of record results by Qube). In addition, the S&P/ASX 200 Transport Index previously included Toll, which in February 2015 announced its proposed acquisition by Japan Post Co., Ltd for a cash consideration of A$9.04 per share, a premium of almost 50% over its recent trading price. The subsequent jump in Toll’s share price to just below the offer price would be reflected in the increase in the S&P/ASX 200 Transport Index.

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4	Profile of Business Divisions

4.1	Pacific National

Industry Overview

Pacific National operates in the rail freight industry in Australia. Rail freight accounts for the greatest proportion of Australian freight volumes at approximately 48%, with the balance transported by road (35%) and coastal sea freight (17%). Only a very small proportion (less than 0.01%) of freight is transported by air.

Over the 20 years to 2012, total domestic freight volumes have more than doubled in size, at an average growth rate of 3.7% per annum. Over the same period, rail freight volumes have almost tripled, growing at 5.5% per annum. These rates compare to average growth in GDP over the same period of 3.4% per year. The higher rate of growth in rail freight has been driven by growth in global demand for, and the consequential increase in supply of, resources transported by rail, particularly coal and iron ore. It has also been supported by the competitive advantage of rail over other methods of freight transport in moving large volumes cost effectively over medium to long distances.

There are two main types of rail freight:

¡

bulk freight, which includes bulk mineral commodities hauled intrastate from mines to export terminals (e.g. coal, iron ore, copper, bauxite, lead, zinc and nickel), agricultural commodities (e.g. grain, sugar) and liquid commodities (e.g. petroleum). Bulk freight is characterised by large tonnages that require specialised loading and storage facilities and rolling stock tailored to each type of freight. It is typically transported directly by rail from producer to port/end user; and

¡

intermodal (or non-bulk and general containerised) freight), which includes any goods which must be packaged onto pallets or in containers to be transported. Other items which may be heavy or large and unsuitable for standard shipping containers are considered general cargo freight (e.g. logs, cars and steel beams). Intermodal freight involves multiple modes of transport (rail, ship, and truck) from producer to end user.

Approximately 90% of freight carried by rail in Australia is bulk freight, with the remaining 10% being intermodal freight.

The two key drivers of demand for rail freight services are:

¡	global demand for bulk commodities (in particular coal and iron ore); and

¡	Australian economic activity, particularly in the manufacturing and construction sectors.

There are three main rail corridors in Australia servicing general freight, the East-West Corridor (Sydney-Melbourne-Adelaide-Perth), the North-South Corridor (Cairns-Melbourne) and the Darwin-Adelaide Corridor. The East-West Corridor transports approximately 80% of all freight between the east coast and the west coast of Australia whereas the North-South Corridor only transports approximately 30% of all freight between Cairns and Melbourne (as road and sea freight are more competitive on this route). There are also a number of networks servicing intrastate markets (e.g. the Central Queensland Coal Network, the Hunter Valley Coal Network in New South Wales, the Pilbara Network in Western Australia and the southern half of Western Australia). These intrastate networks are generally dedicated to specific commodities.

Rail track is controlled by various parties, including the Australian Rail Track Corporation (“ARTC”) (Commonwealth Government owned), State Governments and private owners such as Aurizon, Brookfield Rail and Genesee & Wyoming Australia Pty Ltd (a subsidiary of United States listed Genesee & Wyoming Inc (“Genesee & Wyoming”)) and the large mining companies. Rail track is generally controlled under lease agreements with varying terms (e.g. 60 years for the ARTC, 45 years for V/Line, 49 years for Brookfield Rail and 50 years for Genesee & Wyoming).

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Rail freight operators that pay fees to access the rail networks include Pacific National, Aurizon, SCT Logistics Pty Ltd (“SCT Logistics”) (a private company), Genesee & Wyoming and South Spur Rail Services (a subsidiary of Qube).

There are State based access regimes and Commonwealth legislation (the Competition and Consumer Act) that regulate access to rail networks. These regimes are monitored by various State and Commonwealth economic regulators such as the ACCC.

Pacific National and Aurizon are the largest providers of bulk freight services. Both provide coal haulage in Queensland and New South Wales (although X-Rail, a strategic alliance between Xstrata (now Glencore) and Freightliner (now part of Genesee & Wyoming) has, since 2011, provided some haulage services specifically for Xstrata). In other bulk freight services, Pacific National operates predominantly in New South Wales and Victoria and Aurizon operates predominantly in Queensland and Western Australia. Genesee & Wyoming is the major bulk freight operator in South Australia. Pacific National is the largest provider of intermodal rail freight services, operating in both the East-West Corridor and the North-South Corridor.

Operations

Pacific National is one of the largest providers of rail freight services in Australia and operates across both types of rail freight:

¡

bulk freight, where it provides short and medium distance intrastate bulk haulage services in New South Wales, Victoria and Queensland. This business can be split into two product types, coal and other bulk:

•

Pacific National is the leading coal rail haulage operator in New South Wales and the second largest coal rail haulage operator in Australia, moving export coal from mine to port (Pacific National performs over 41% of export coal haulage activities from mine to port in Australia) and domestic coal from mine to power stations and steelworks, primarily in New South Wales and Queensland. Pacific National also hauls coal to service the local power industry in South Australia.

Pacific National is the incumbent provider of coal rail haulage in New South Wales and has an estimated 71% share (based on NTKs22) of the coal haulage market in New South Wales. Aurizon holds most of the remaining market share having operated in New South Wales since 2005. Pacific National entered the coal rail haulage market in Queensland in 2009 after securing contracts with Xstrata (now Glencore) and Rio Tinto. It currently has an estimated 24% of the coal haulage market in Queensland (based on NTKs).

Major coal customers include Anglo American plc (“Anglo American”), BHP Mitsui Coal Pty Ltd (“BMC”), Glencore, Rio Tinto, Whitehaven Coal Limited and Idemitsu Kosan Co., Ltd. Contracts with coal customers typically have a term of 10-15 years and over 95% of contracted coal haulage is covered by performance based take-or-pay contracts. The average weighted coal contract maturity as at 30 June 2015 was 7.3 years; and

•

other bulk freight includes grain for domestic and export markets, minerals and construction materials. Pacific National transports an estimated 75% of all export grain hauled by rail on the east coast of Australia (based on NTK).

Major customers include GrainCorp Limited, Manildra Group, Cargill, Inc., Emerald Grain, Boral Limited, Glencore and Holcim Ltd. Contracts vary in length from 2-10 years and generally include take-or-pay or other volume commitments; and

¡	national intermodal freight, where it provides intermodal rail services throughout Australia including interstate containerised freight services, interstate break bulk freight (steel),

[22]	NTK = net tonne kilometres.

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regional freight services in Queensland and hook and pull services for passenger trains. Pacific National has approximately 70% of the long haul intermodal market in Australia (based on NTKs) and hauls an estimated 95% of all steel volumes across Australia.

Major customers include the large freight forwarding companies (Linfox Pty Ltd, Toll, K&S Corporation Limited, Rand Transport and Sadliers Logistics) and steel manufacturers (BlueScope Steel Limited and Arrium Limited). Contract terms vary but are generally 5-10 years in duration.

As at 30 June 2015, Pacific National had a rail fleet comprising 664 locomotives and 14,370 wagons. It has established long term contracts for locomotive maintenance with Downer EDI Limited and UGL Limited and for diesel fuel procurement with Viva Energy Australia (executed in June 2015). Pacific National’s key assets include freight terminals in Sydney, Melbourne, Perth and Adelaide and the relatively recently completed train support facilities at Greta in the Hunter Valley (operational from December 2012) and Nebo, south west of Mackay in Queensland (operational from July 2012). Pacific National also has maintenance and provisioning activities at Townsville, Waitara, Dysart, Gladstone and Callemondah, providing coverage across the entire Central Queensland Coal Network.

Financial Performance

The historical financial performance of Pacific National for the four years ended 30 June 2015 is summarised below:

Pacific National – Historical Financial Performance (A$ millions)
	Year ended 30 June
	2012 actual	2013 actual	2014 actual	2015 actual
Coal (million NTK)	19,988.0	24,038.8	29,227.2	30,913.0
Other bulk (million NTK)	5,645.6	6,009.6	5,114.8	5,165.6
Total bulk volume (million NTK)	25,633.6	30,048.4	34,342.0	36,078.6
Intermodal (million NTK)	22,974.8	22,657.3	21,492.1	20,943.6
Total volume (million NTK)	48,608.4	52,705.7	55,834.1	57,022.2
Operating revenue	2,245.9	2,348.2	2,471.4	2,145.2
Other income	10.6	29.9	17.6	15.5
Total revenue	2,256.5	2,378.1	2,489.0	2,430.7
Rail access charges[23]	(242.9)	(174.8)	(203.9)	(187.4)
Total revenue (net of rail access charges)	2,013.6	2,203.3	2,285.1	2,243.3
Underlying EBITDA	643.4	723.7	746.0	846.0
Depreciation and amortisation	(179.2)	(190.7)	(205.8)	(220.7)
Underlying EBITA	464.2	533.0	540.2	625.3
Amortisation of customer contracts	(28.3)	(28.3)	(28.3)	(28.3)
Underlying EBIT	435.9	504.7	511.9	597.0
Sustaining capital expenditure	82.4	131.9	177.9	188.0
Growth capital expenditure	669.2	251.7	220.1	70.1
Total capital expenditure	751.6	383.6	398.0	258.1

[23]

Rail access charges represent the cost of accessing the rail network which is passed directly through to bulk customers (other than Hunter Valley coal customers that pay rail access charges directly). Pacific National does not pass through rail access charges to intermodal customers (which are instead reflected in the prices charged for intermodal freight). The adjustment to revenue in the table above reflects the amount passed directly through to Pacific National bulk customers.

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Pacific National – Historical Financial Performance (A$ millions)
	Year ended 30 June
	2012 actual	2013 actual	2014 actual	2015 actual
Statistics
Total volume growth	+7.5%	+8.4%	+5.9%	+2.1%
Total revenue (net of access charges) growth	+16.2%	+9.4%	+3.7%	-1.8%
Underlying EBITDA growth	+20.2%	+12.5%	+3.1%	+13.4%
Underlying EBITA growth	+26.4%	+14.8%	+1.4%	+15.8%
Underlying EBITDA margin	32.0%	32.8%	32.6%	37.7%
Underlying EBITA margin	23.1%	24.2%	23.6%	27.9%

Source: Asciano and Grant Samuel analysis

Pacific National has generally reported declining growth in overall volumes over the last four years. There has been significant growth in coal volumes, particularly in FY13 and FY14 (average annual growth over the last four years of 10% in New South Wales coal and 26% in Queensland coal) reflecting organic growth in Hunter Valley volumes (partially offset by ongoing coal chain congestion in the Hunter Valley and coal availability issues) and a period of sustained growth in Queensland as volumes ramped up on the original contracts with Glencore and Rio Tinto and new contracts came on line in January 2012 (Anglo American, Middlemount mine), July 2012 (Anglo American/Foxleigh mine) and January 2013 (BMC).

However, other bulk freight and intermodal volumes have fallen over last four years, mainly reflecting economic conditions. After peak harvests were recorded in FY12, grain volumes have been below average due to seasonal conditions and these declining volumes have more than offset sustained growth in construction and minerals volumes over the period. Despite the decline in intermodal volumes, Pacific National has maintained its market share at around 70% of the long haul intermodal market in Australia (based on NTKs) and 95% of steel haulage volumes across Australia.

Higher (although still declining) annual growth in revenue (net of access charges) has been achieved through annual increases in average prices, except in the case of coal, where volume growth has been partly offset by a decline in average prices over the last four years. The combination of declining other bulk and intermodal volumes and the decline in average coal prices in FY14 caused revenue growth to be lower than volume growth. Revenue (net of access charges) growth was negative in FY15, although this decline in revenue reflected fuel price reductions and the removal of the carbon tax levy. Adjusting for these factors, revenue (net of access charges) increased by approximately 2.2%, roughly in line with total volume growth.

Revenue and earnings in FY13 included a profit of A$21.5 million on the sale of land at Kooragang Island in Newcastle (although at an earnings level this profit was largely offset by the impact of three major rail incidents and industrial action in the Hunter Valley). Revenue and earnings in FY14 included a profit of A$10.6 million on the sale of land at the Adelaide Freight Terminal.

The key focus of the business improvement program at Pacific National has been to address coal chain throughput, customer relationships, asset and labour utilisation and extract greater value from maintenance activities and agreements.

Growth in EBITDA and EBITA has mirrored growth in revenue (net of access charges) with EBITDA and EBITA margins relatively consistent up until FY15. The benefits from the business improvement program in these years (which generated annual cost savings of A$13-18 million in each of the FY12 to FY14 years) was largely offset by the cost of derailments, increasing fuel prices and increased labour costs (particularly associated with gearing up for higher grain export volumes that did not eventuate in FY13). Growth in earnings has been achieved despite annual wage increases of 4-5% mandated by enterprise agreements. However, strong earnings growth was achieved in FY15 reflecting significant business improvement program cost savings of A$105.9 million which more than offset the negative impact of severe weather in New South

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Wales and a A$10.6 million profit on sale included in FY14 earnings. The impact of the business improvement program cost savings in FY15 is reflected in the increase in the EBITDA margin from 32-33% (over FY12-FY14) to 37.7% and the increase in the EBITA margin from 23-24% (in FY12-FY14) to 27.9%. Pacific National is forecast to deliver almost A$175 million in cumulative cost savings by the end of FY16.

The EBITDA and EBITA margins are blended margins generated by Pacific National’s Queensland and New South Wales bulk businesses and its national intermodal business. The Queensland bulk business has employed a highly efficient operational model since its inception in 2009 including flexible employment conditions and high asset utilisation from an industry leading maintenance strategy and generic fleet.

Capital expenditure has gradually declined other the last four years. The amount spent on growth capital expenditure has reduced following completion of the train support facilities at Greta and Nebo in FY12 and FY13. Growth capital expenditure in subsequent years has been for rolling stock required for new contracts and new intermodal services. Sustaining capital expenditure includes the scheduled maintenance program on the locomotive fleet and the upgrade of the freight terminal network.

While it has not publicly released forecasts, Asciano has stated that it expects Pacific National to achieve flat to low single digit growth in underlying EBIT in FY16. The FY16 outlook for Pacific National is driven by:

¡	a new coal contract with QCoal Group[24] (“QCoal”) and additional tonnage from existing customers (which will partially offset contraction in haulage volumes under some Hunter Valley contracts);

¡	improved grain volumes (over FY15 levels) and higher containerised freight volumes from new contracts commencing during the period;

¡	intermodal volumes reflecting activity levels in the Australian economy, in particular activity levels in Western Australia and Queensland which are forecast to be relatively flat; and

¡

benefits from ongoing business improvement programs focused on asset and labour utilisation efficiency, in particular implementation of the National Operations Centre. The National Operations Centre commenced implementation in July 2015 and involves centralising planning, rostering, live run, asset deployment and maintenance activities across Pacific National. It is expected to result in improved resource utilisation, better utilisation of scale, removal of duplication in functions and standardisation of processes and the creation of common support services.

To provide an indication of the expected future financial performance of Pacific National, Grant Samuel has considered broker consensus forecasts for Pacific National (refer to Appendix 5):

Pacific National – Forecast Financial Performance (A$ millions)
	Year end 30 June
	2015 actual	2015 adjusted actual (refer to Section 6.2.6)	2016 broker consensus
Total revenue	2,430.7	2,425.8	2,486.0
Total revenue (net of access charges)	2,243.3	2,238.4	2,247.0	[25]
Underlying EBITDA	846.0	841.1	877.0
Underlying EBITA	625.3	620.4	646.3

[24]

The contract with QCoal is for the haulage of up to 4 million tonnes per annum from QCoal’s Drake coal project to the Abbott Point coal terminal. Haulage is expected to commence in FY16 and is to be provided on a take or pay basis in line with the ramp up in production at the mine.

[25]	Broker consensus total revenue (net of access charges) has been calculated by subtracting FY16 budget access charges from broker consensus total revenue.

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Pacific National – Forecast Financial Performance (A$ millions)
	Year end 30 June
	2015 actual	2015 adjusted actual (refer to Section 6.2.6)	2016 broker consensus
Total revenue (net of access charges) growth			+0.4%
Underlying EBITDA growth			+4.3%
Underlying EBITA growth			+4.2%
Underlying EBITDA margin			39.0%
Underlying EBITA margin			28.8%

Source: Grant Samuel analysis (refer to Appendix 5)

These forecasts are sufficiently close to Pacific National’s FY16 budget to be useful for analytical purposes.

Medium to Longer Term Outlook

The medium to longer term outlook for Pacific National will be driven by global demand for Australian thermal and metallurgical coal and other bulk commodities and the level of GDP growth in Australia.

Global Demand for Coal

Growth in global imports of coal peaked in 2012 as demand, particularly from India and China, increased to meet growth in power generation and steel production in these countries. Post 2012, growth has been more subdued (at around 3-3.5% per year).

Forecast demand for coal from China is uncertain. The most recent long term forecasts (to 2020) prepared by the Department of Industry and Science26 in March 2015 showed overall global coal import demand increasing by 20% from 2015 to 2020, from 1,311 million tonnes to 1,569 million tonnes:

Source: Resources and Energy Quarterly – March Quarter 2015 and Bureau of Resources and Energy Economics (“BREE”) historical data

[26]	Source: Department of Industry and Science, Resources and Energy Quarterly – June Quarter 2015

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However, in June 2015, the Department of Industry and Science release revised forecasts for 2015 and 2016 which showed negative growth in import demand in 2015. This negative growth is primarily due to a decline in steel production, higher hydropower output and the introduction of policies to support the domestic coal industry in China. After falling 10% in 2014, Chinese coal import volumes are currently forecast to fall 31% in 2015 and remain around that level in 2016.

The decline in demand for coal from China is expected to be partly offset by strong growth in India. India is increasing steel production as its economy develops and imports most of its metallurgical coal requirements. It also has plans to improve access to electricity and stimulate economic growth and its internal growth in thermal coal production is not expected to be sufficient to meet demand in the short term.

As a result of the revised outlook for China, average growth rates in global coal imports over the next five years are forecast to be lower than over the previous five year period. While India is forecast to maintain strong demand (2015-2020 average annual growth of 6% per annum), demand from Japan and the European Union is expected to decline and the outlook for China is uncertain.

In 2014, Australia exported 387 million tonnes of coal representing 28% of global coal trade (60% of metallurgical global coal trade and 19% of thermal global coal trade), up from 300 million tonnes in 2010. While lower coal prices have caused some producers to reduce output in 2015, this loss of production has been offset by increased output from recently completed projects. The most recent long term forecasts (to 2020) prepared by the Department of Industry and Science in March 2015 showed that exports of coal from Australia were expected to continue to grow from 2015 to 2020, with metallurgical coal exports increasing by 23% and thermal coal exports increasing by 11%:

Source: Resources and Energy Quarterly – March Quarter 2015 and BREE historical data

The revised forecasts for 2015 and 2016 released by the Department of Industry and Science in June 2015 show slightly lower export volumes, particularly for metallurgical coal. Total Australian coal export volumes are currently forecast to be 0.8% lower in 2015 and 1.3% lower in 2016.

Despite the uncertain outlook over the short term, the continued economic development of highly populated Asian countries is expected to underpin demand for Australian coal to produce steel and to generate electricity. In relation to China, the enactment of the China-Australia Free Trade Agreement (“ChAFTA”) will see the removal of the 3% tariff levied on metallurgical coal which

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should make Australian coal more competitive and may result in Australia gaining an increased share of China’s coal imports. While the timing of enactment of the ChAFTA has not been made public, other trade agreements have taken around 12 months to enact, indicating that the ChAFTA could be in place by as early as mid-2016.

The majority of coal exported from Australia comes from Queensland and New South Wales. Growth in export volumes is expected to require an increase in rail freight services to haul the coal from mines to export terminals.

Global Demand for Other Bulk Commodities

The Australian agricultural sector produced 45.2 million tonnes of grains, oilseeds and pulses in FY14, a 5% increase on FY13 volumes but still well below the peak volumes produced in FY12 of 50.6 million tonnes. Production of grains, oilseeds and pulses is expected to fall by 8% to 41.5 million tonnes in FY15 and remain at around that level in FY1627. Production is forecast to grow slowly through to FY20 (~1.6% per year). The majority of this production is transported by rail freight to both domestic (20-40% of annual production) and export (60-80% of annual production) destinations. In line with production, exports of these agricultural products are forecast decline by ~12% in FY15 and remain at around that level in FY16.

Transport of mineral commodities for export and to and from processing facilities also drives demand for rail freight services. Production of bauxite, nickel, zinc and copper in Australia is forecast to grow at an average annual rate of 4.2% from FY15 to FY20.

Australian Economic Activity

The key driver of interstate freight for domestic consumption (including intermodal and bulk freight) is Australian economic activity, particularly in the construction and manufacturing sectors.

Economic activity in Australia has been relatively subdued. Australia’s real GDP increased by 2.3% from the March 2014 quarter to the March 2015 quarter, consistent with the annual growth in GDP over recent years of 2-2.5% (other than in FY12 when GDP grew by 3.7%). In its quarterly statement on Monetary Policy for August 2015, the Reserve Bank of Australia forecast GDP growth of 2-3% in FY16 but picking up to 3-4% in FY17.

4.2	Patrick T&L

Industry Overview

Containerisation of sea freight began in the 19th century but started to take hold following standardisation of container sizes in the 1960s. The efficiencies of containerisation have led to it becoming the predominant form of sea freight, comprising over 90% of non bulk cargo shipments (and an increasing presence in the bulk market).

This growth has seen the contemporaneous development and growth of container ports. The nature of their operations means that they require large areas of land adjacent to the wharf areas for the temporary storage of containers. As a result, container ports are typically physically separate from other port operations. The capital requirements, regulatory issues (particularly environmental) and limited land availability mean that there is generally only one container port in a major city with limited competition between locations because of intercity transport costs, depending on the distances. Competition is engendered through dividing operational services, such as stevedoring and logistics, amongst several providers.

[27]	Source: Australian Bureau of Agricultural and Resource Economics and Sciences (“ABARES”), Agricultural commodities, June quarter 2015.

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Major Container Ports

There are more than 15 ports across Australia capable of handling containers but the vast majority of traffic goes through five major ports:

Major Container Ports in Australia
City	Location	Owner/Leaseholder
Brisbane	Fisherman Islands	Port of Brisbane Pty Limited/Q Port Holdings
Sydney	Port Botany	NSW Ports
Melbourne	Port Melbourne	Port of Melbourne Corporation
Adelaide	Pelican Point (Outer Harbour)	Flinders Ports
Perth	Fremantle (Inner Harbour)	Fremantle Ports

Melbourne is the single largest port in Australia in terms of container volumes handled while the four largest (Brisbane, Sydney, Melbourne and Fremantle) handle approximately 90% of the nation’s traffic.

The recent slow down in container volume growth (see below), combined with the significant expansions that have occurred at Brisbane and Sydney and will occur in Melbourne, mean that there is now a very substantial level of spare capacity across the East Coast ports. Nevertheless, given the long term projections and the complexities and time requirements, planning is underway for future capacity increases. For example, the Victorian government may develop Port Hastings (Western Port) as Port Melbourne reaches its capacity limit and the Port of Brisbane has a 30 hectare area set aside for future port expansion.

Port Ownership and Operational Structure

The operating business models vary widely across the ports industry and individual ports can have idiosyncratic structures. Historically, in Australia, and across most of the world, major ports were owned by local or regional government authorities. Over the past two decades, many of these ports have been privatised. Recently, a number of the major container ports in Australia, such as Brisbane and Sydney, have been privatised under the “landlord port operator model”. Melbourne and Fremantle are expected to follow suit within the next two years. Under this model, the government sells a long term lease (usually 50 or 99 years) over the port. In Australia, these leases have been acquired by consortia of infrastructure investment funds. In turn, these “owners” lease out facilities to independent operators of the container terminal who conduct the stevedoring (loading, unloading, storage, etc.) and contract with the shipping companies. They also lease space to other ancillary service providers such as logistics and transport operators. Leases are generally long term, fixed (or indexed) rate arrangements based on the total area leased. In this respect, the port “owners” effectively operate as landlords of specialised industrial property.

In contrast, while terminal operators (i.e. the stevedores) are also part of the infrastructure chain, they have a much greater exposure to volume and competitive risks. At the same time, the complexity, capital costs and size constraints means there is usually only room for two or three terminal operators in any one container port.

Terminal Operators

Historically, the major container ports across Australia have had two competing national terminal operators, Patrick T&L and DP World Australia Limited (“DP World”), which is partly owned28 by DP World Limited, a listed Dubai based company operating 65 terminals across six continents. Patrick and DP World both have significant container terminal port operations at Brisbane, Sydney, Melbourne and Fremantle.

[28]	DP World Australia Limited is 75% owned by Corsair Infrastructure Management and 25% owned by DP World Limited. The Australian operation forms part of DP World Limited’s integrated global network.

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Over the past several years, there has been a concerted effort to increase the level of competition by introducing a third terminal operator through expansion of the port footprint.

Hutchison Ports Australia Limited (“Hutchison”), a division of Hong Kong based CK Hutchison Holdings Limited, commenced operations at Brisbane in January 2013 and Sydney in July 2014. However, as the third operator, Hutchison has struggled to secure the necessary volumes to underpin its operations and has recently scaled down its workforce (albeit with some level of industrial disruption).

More recently, the Port of Melbourne Corporation, a state owned enterprise, sold the rights to develop a third international container terminal at Webb Dock. Victoria International Container Terminal Ltd (“VICT”), a company wholly owned by International Container Terminal Services Inc. and Anglo Ports Pty Ltd was awarded the contract and is expected to start operating from the end of 2016 (Stage 1). On completion of Stage 2, the VICT facility will have a practical capacity of around 1.0-1.2 million TEU29 per year.

Industrial Relations

The waterfront industry across Australia has a long history of difficult industrial relations culminating in the disputes of 1998 at the Patrick operations. The resolution of this dispute led to significant reform of the industry and substantial improvements in productivity. Industrial relations have generally been much more benign during the past 20 years. Increased automation has also lead to further significant changes in the type of worker required and the internal culture as well as requiring substantially smaller workforces.

Nevertheless, there continues to be pockets where there are issues with the recent events at Hutchison being a case in point.

Competitive Success Factors

As a basic infrastructure service, price is inevitably a key factor in winning and retaining business from shipping lines. However, Australia is a small, geographically remote market requiring multiple port visits. Accordingly, efficiency (in terms of turnaround times), service levels and reliability are also critical issues for shipping lines. Performance across these attributes will reflect factors such as levels of automation and equipment levels, physical footprint (berth capacity, available land space, location within port) and the effectiveness of add on services (e.g. communications, scheduling skills).

Additionally, shipping is a global industry and terminal operators with multiple facilities across the globe or across the region may have a competitive advantage.

Operations

Patrick T&L provides container stevedoring services across Australia’s four largest container ports:

[29]	TEU = Twenty Foot Equivalent Container.

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Patrick T&L – Terminal Assets
Container Terminal	Lease Term	Footprint	Equipment	Annual Capacity (TEU)
Fisherman Islands Brisbane	2045	922 metres quay line 3 berths	5 cranes, 31 straddle carries and other cargo handling equipment	0.8 million
Port Botany Sydney	2043	1,400 metres quay line 4 berths	8 cranes, 45 straddle carries and other cargo handling equipment	1.6 million
East Swanson Dock Melbourne	2034	885 metres quay line 3 berths	7 cranes, 54 straddle carries and other cargo handling equipment	1.4 million
Port of Fremantle Fremantle	2017	766 metres quay line 2 berths	4 cranes, 41 cargo handling pieces of equipment	0.6 million

At each of these locations, Patrick T&L also operates a number of associated facilities and services including additional storage (including Customs Bond areas), depot services (e.g. pack/unpack) and rail terminals (Port Botany and East Swanston).

Key features of the terminal operations include the following:

¡

the Brisbane operation was the first of Patrick T&L’s terminals to be automated (completed 2006). The project was staged and productivity improvements have been gradual over the past decade but it is now one of the most efficient operations globally (e.g. in terms of moves per crane, employees per lift). Patrick T&L staffing levels in Brisbane are less than half of DP World.

Market shares are relatively stable but Patrick has increased its share slightly over the last 18 months (currently approximately 45%). Hutchison quickly built a 10% share but this has not increased for some time;

¡

Patrick T&L’s operation at Port Botany has been subject to a A$460 million expansion and automation project. The project, which began in 2010, increased the terminal area by 18 hectares, quay length (from 1,000 to 1,400 metres) and berth capacity (from 3 to 4). The result is an increase in capacity from 1.2 to 1.6 million TEU capacity and the ability to grow this to 2.8 million TEU with investment in additional stacking cranes. The lease was also extended by 20 years. The new facilities were commissioned in the second quarter of calendar 2015. Management expects that the learnings from the Brisbane automation project will enable it to generate the productivity benefits in a much shorter time frame.

Patrick T&L has a market share at Port Botany of between 40 and 45% with some minor loss over the past 18 months due to disruption caused by the expansion project. Hutchison’s market share has remained at less than 10%;

¡

Patrick T&L’s operations at East Swanson dock currently handle the largest volume of all Patrick T&L terminals. The terminal has not been automated and there are no current plans to do so, as the efficient labour operations keep it highly competitive.

Patrick T&L has a market share of 45-50% but this is expected to fall if and when the VICT terminal at Webb Dock becomes operational (expected by the end of 2016).

Patrick T&L is currently negotiating a new rental rate for its own facilities (to be finalised in 2016); and

¡

Patrick T&L operates two berths at the inner harbour and also holds land at Kewdale, 10 kilometres east of Perth City, adjoining the Perth Freight Terminal at the national rail network. It is by far the largest container terminal operator in Fremantle with a market share of over 70%.

Patrick T&L’s lease expires in 2017 and it is currently in negotiations with the landlord. Subject to lease renewal, Patrick T&L is planning to invest approximately A$250 million to

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expand the port capacity as it is currently operating at full capacity. Negotiations have been complicated by the decision of the Western Australian state government to initiate a process to privatise the port ownership.

Patrick T&L is the only terminal operator to utilise an integrated National Operations Centre responsible for all ship scheduling. Management considers this to be an important competitive advantage that underpins service levels, efficiency and reliability as well as providing the ability to quickly and effectively adapt to unexpected circumstances such as ship delays.

Another key component of the business operations is logistics which manages the landside connections between the stevedoring function and the customer, either the freight forwarder or the beneficial freight owner. Activities encompass port services, metropolitan transport, warehousing, container depots and empty container parks.

To strengthen this business, Patrick T&L has folded its metropolitan logistics business into ACFS, Australia’s largest privately owned logistics company. Patrick T&L will hold a 50% interest in the expanded business which is expected to benefit from a dedicated focus and cost synergies. The joint venture took effect from 1 August 2015 and will be equity accounted.

Patrick T&L’s main customers are global shipping lines such as Maersk, MSC, Mitsui OSK, Cosco, Hamburg Sud, K Line and ANL. The top five customers represent approximately 50% of revenue. Contracts are generally three to five years in length and most have pro forma volume indications, although do not have specific volume commitments. The practical issues in shifting operator mean customers are relatively “sticky”. However, customers do move between operators and Patrick T&L has won several contracts over the past 2-3 years. At the same time, the increasing extent to which services to Australia are managed through consortia of shipping lines is adding to the complexity of the market and adding to the recontracting risk.

Financial Performance

The historical financial performance for Patrick T&L for the four years ended 30 June 2015 is summarised below. Underlying EBITDA and EBITA include the NPAT contribution from Patrick T&L’s 50% investment in the 1-Stop Connections Pty Limited joint venture. This joint venture has contributed A$1.3-1.8 million to Patrick T&L’s earnings over the last four years. It has not been shown separately as it is not material in the context of Patrick T&L’s overall earnings:

Patrick T&L – Historical Financial Performance (A$ millions)
	Year ended 30 June
	2012	2013	2014	2015
Container Volumes
Terminal volumes – Lifts (‘000)	1,967.1	1,938.8	2,013.6	2,069.5
Terminal volumes – TEU (‘000)	2,912.0	2,908.7	2,981.3	3,060.9
Operating revenue	750.2	730.4	748.6	748.9
Other income	31.0	1.1	-	0.4
Total revenue	781.2	731.5	748.6	749.3
Underlying EBITDA	225.6	197.7	201.0	213.1
Depreciation and amortisation	(49.5)	(47.2)	(50.7)	(55.2)
Underlying EBITA	176.1	150.5	150.3	157.9
Amortisation of customer contracts	(5.7)	(0.4)	-	-
Underlying EBIT	170.4	150.1	150.3	157.9
Sustaining capital expenditure	58.0	71.1	37.4	22.7
Growth capital expenditure	16.9	81.0	240.7	207.5
Total capital expenditure	74.8	152.1	278.1	230.2

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Patrick T&L – Historical Financial Performance (A$ millions)
	Year ended 30 June
	2012	2013	2014	2015
Statistics
Total volume growth (TEU)	+11.8%	-1.4%	+3.7%	+2.9%
Total revenue growth	+11.6%	-6.4%	+2.3%	+0.1%
Underlying EBITDA growth	+7.0%	-12.4%	+1.7%	+6.0%
Underlying EBITA growth	+8.2%	-14.5%	-0.1%	+5.1%
Underlying EBITDA margin	28.9%	27.0%	26.9%	28.4%
Underlying EBITA margin	22.5%	20.6%	20.1%	21.1%

Source: Asciano and Grant Samuel analysis

Revenue in FY13 fell from the prior year as a result of a fall in container lifts and weaker average prices (partly caused by changes in customer mix). While record monthly volumes occurred at Fisherman Islands and Fremantle ports, volume declines at East Swanson Dock and Port Botany offset the increases at the resource sector focused ports. Volumes at Port of Melbourne were impacted by softer global economic conditions while Port Botany suffered from a number of different adverse factors including loss of contracts through shipping line consolidation. Logistics revenue also fell resulting in a total revenue decline of 6.4%. Total revenue and earnings in FY12 also included a A$14.2 million gain on sale of AutoStrad intellectual property and A$14.8 million from settlement of outstanding legal claims although this was partly offset by A$21 million in costs associated with industrial disputes. Given the largely fixed cost base, EBITDA margins were also down but with business improvement program savings of A$24 million offsetting the impacts of lower volumes and mix changes.

Volumes increased slightly in FY14 across all terminals, with the exception of Fisherman Islands. Volume was also supported by the commencement of a new service at Fremantle with K-Line and contributions from three new customers into East Swanson Dock (but only from the fourth quarter). Flat average pricing meant that volume growth of 3.7% translated into revenue growth of only 3.9% (for container terminals). Logistics and other income declines reduced the overall revenue growth rate to 2.3%. Earnings and margins were flat despite the revenue uplift and business improvement program gains of A$15.5 million as a result of wage rises of 4-5% as well as increases in labour at Fremantle as a result of the K-Line contract win and the full year impact of lease cost increases at Port Botany and the East Swanson Dock

FY15 benefitted from new contract wins in FY14 at Fremantle and East Swanson Dock and contributed to an overall volume uplift but disruption caused by the automation project at Port Botany limited volume growth to 2.9%. Minimal price gains resulted in growth in revenues from container terminals of only 3.9% which was offset by falls in revenue in the logistics business (from contract losses). Margin improvements in FY15 predominantly came from increased volumes at Melbourne and Fremantle, supported ancillary revenue and business improvement program savings (of A$20 million). This was slightly offset by a fall in margins at Port Botany (due to the transition to full automation) and a significant drop in earnings from the logistics business. A 9% increase in depreciation and amortisation expense, from increased investment in the business, meant EBITA growth and margin improvement were less than for EBITDA. Patrick T&L also incurred A$37 million of costs, primarily related to Port Botany, in FY15 which were treated as material items and not included in underlying earnings.

The significant increase in growth capital expenditure in FY14 and FY15 was associated with the redevelopment of Port Botany. There was also A$58 million of initial expenditure on Port Botany incurred in FY13. Other capital expenditure has been for new cranes, straddles and other terminal equipment across all four container terminals. Sustaining capital expenditure over the period has generally been replacement of older equipment at Fisherman Islands and general maintenance work across all four container terminals and the logistics business.

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In terms of overall performance across the period:

¡	volumes have increased by only 5% since FY12 although there have been reasonable volume increases in the last two years. This performance reflects a combination of:

•	modest market growth reflecting subdued economic conditions throughout the Australian economy; and

•	some new contract wins; offset by

•	the disruptive impact of the Port Botany redevelopment;

¡

total revenues are flat. The deterioration in logistics revenue hides a slightly better performance at container terminals but the overall effect, given the volume gains, is a slight deterioration in pricing over time;

¡

EBITDA is down from FY12 but there is a slight upward trend over FY13-FY15. The very substantial gains from the business improvement program over the period (A$67.4 million in aggregate) have been virtually completely offset through cost increases such as labour and rentals paid to port owners; and

¡	significant capital expenditure has been incurred, particularly in FY14 and FY15 but the benefits will not arise until FY16.

While it has not publicly released forecasts, Asciano has stated that it expects Patrick T&L to report an improved performance in underlying EBITA in FY16. The factors contributing to this improvement include:

¡	realisation of the benefits from the automation project at Port Botany. This should lead to significant gains at an EBITDA level offset to some extent by increased depreciation charges;

¡	growth in container volumes through market growth and a full year contribution from recent contract wins with limited cost impacts at automated terminals; and

¡	ongoing business improvement program cost savings.

At the same time, price improvements are expected to be constrained by competition.

The joint venture with ACFS will result in a reduction in revenues by approximately A$130 million but there is expected to be minimal impact on underlying earnings in FY16 as the earnings contribution will be replaced by equity accounted earnings.

To provide an indication of expected future financial performance of Patrick T&L, Grant Samuel has considered broker consensus forecasts for Patrick T&L (refer to Appendix 5):

Patrick T&L – Forecast Financial Performance (A$ millions)
	Year end 30 June
	2015 actual	2015 adjusted actual (refer to Section 6.2.6)	2016 broker consensus
Total revenue	749.3	749.3	753.0
Underlying EBITDA	213.1	213.1	247.0
Underlying EBITA	157.9	157.9	168.0
Total revenue growth			+0.5%
Underlying EBITDA growth			+15.9%
Underlying EBITA growth			+6.4%
Underlying EBITDA margin			32.8%
Underlying EBITA margin			22.3%

Source: Grant Samuel analysis (refer to Appendix 5)

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These forecasts are sufficiently closer to Patrick T&L’s FY16 budget to be useful for analytical purposes.

Medium to Longer Term Outlook

Terminal operator revenues are primarily generated from payments per “lift” (on or off ship) including empty containers. The main driver of container movements through Australian container ports is import volumes. The distance from originating countries, the relative size of the Australian market, the physical distances between major cities and the cost of internal transport mean that most shipping arrivals will drop the loads across three or four separate ports rather than travelling to a single distribution point.

Exports are a much lesser driver of container movements. Currently, approximately 40% of containers leave Australia empty, so changes in export volumes are largely absorbed within this spare capacity.

Notwithstanding the industry’s maturity, there is still an ongoing trend towards containerisation because of handling efficiencies. Bulk products such as grain have been increasingly shifting to containers. Together with the emergence of China (and other countries in the region) as major manufacturing centres and the reduction in Australian manufacturing, there has been strong growth in container traffic volumes. Volumes into and out of Australia more than tripled between 2000 and 2013 and the growth rate has been approximately double that of GDP:

Source: ABS

However, the growth has slowed in recent years. There was a drop in volumes in 2008 (coinciding with the global financial crisis) and, notwithstanding a subsequent recovery, growth rates in the last 2-3 years have been declining:

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Source: World Bank

This slow down is attributed to a number of factors including weak demand levels across the Australian economy as well as increasing “miniaturisation” (e.g. less bulky electronics) and other packing technologies (e.g. flat packs) that reduce the space requirement. More recently, there has been further evidence of sluggish volumes globally with some major international ports reporting downturns in 2015.

Management’s view is that growth in container movements will recover and will exceed GDP growth but at much lower multiples of GDP growth than have prevailed over the past 20 years. The miniaturisation/packing efficiency trends will hinder growth but this will be more than offset by:

¡	increasing containerisation of bulk freight; and

¡	growing international trade, particularly as the various free trade agreements recently entered into by Australia (with more in the pipeline) come into effect.

Any further import substitution as a result of reduction in Australian manufacturing will also contribute to volume growth.

In December 2014, the Bureau of Infrastructure, Transport and Regional Economics (“BITRE”) released forecasts for Australian container trade volumes for the 20 year period from 2012/13 to 2032/33:

Forecast Container Trade by Port (000 TEUs)
Port	Actual Growth 1998/99 to 2012/13 (% per annum)	Forecast Growth 2012/13 to 2032/33 (% per annum)
Brisbane	8.1	6.2
Sydney	6.5	4.5
Melbourne	5.9	4.8
Adelaide	7.7	5.4
Fremantle	6.6	5.8
Other	5.7	5.1
All Ports	6.5	5.1

Source: BITRE

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These forecasts are higher than the BITRE’s 2010 forecasts which had a long term growth rate of 4.2%. Sensitivity analysis indicates that, for GDP growth of ±0.5% per annum, the overall growth rate would vary from 3.5% to 6.8%. Other analysts have slightly lower forecasts of around 4-5% per annum over the medium term (up to 2020).

Other factors that could impact on earnings post FY16 include:

¡	capturing the full benefits of the Port Botany upgrade;

¡

the entry of VICT into the Melbourne market from 2017. It is difficult to predict the impact but VICT will be hampered by the very high rental charges it has agreed to pay POMC (understood to be over A$100 per square metre);

¡	potential increases in lease costs at Melbourne and Fremantle. While a significant increase is anticipated at Port Melbourne the rate is expected to be substantially below that agreed to by VICT;

¡	the potential expansion at Fremantle;

¡	improved performance at the logistics joint venture with ACFS; and

¡	ongoing business improvement initiatives.

Capital expenditure requirements, which have been very high over the past two years as a result of the Port Botany automation and expansion project, are expected to revert back to sustainable levels of A$60-70 million apart from the possible Fremantle expansion (expected to be approximately A$250 million across FY17 to FY19).

4.3	BAPS

Industry Overview

The commercial ports industry outside of container terminals is primarily focussed on the shipping of “dry” and “wet” bulk freight, comprising a vast range of commodities including:

¡	metals and minerals (iron ore, coal, mineral sands etc.);

¡	petroleum, gas and other energy products;

¡	liquid and dry chemicals (fertilisers etc.);

¡	agricultural products (grains etc.);

¡	edible oils;

¡	building products (cement, sands etc.); and

¡	forestry products (logs, woodchips etc.).

Other significant sources of non containerised bulk freight include steel, timber, livestock and manufactured goods such as building products, vehicles and large industrial machinery and equipment.

There are more than 100 ports spread around the country with many located in smaller regional centres (on the coast). They vary materially in size/capacity. Some of the ports can handle containers but many are focused on bulk commodities or other specialist functions. At the smaller end they largely handle general cargo for remote areas. The five largest metropolitan ports, which also contain the five main container terminals, handle non containerised freight but a significant proportion of non containerised freight volumes (particularly bulk commodity exports) are handled by other ports across Australia30;

[30]

It is not possible to obtain an accurate breakdown of the trade. BITRE statistics show that 90% of non containerised trade is handled by ports other than the main five. However, this includes iron ore and coal exports which represent a very substantial proportion of exports by volume.

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¡	many of the ports will have facilities and equipment dedicated to individual customers or types of commodity types reflecting economic activities in the surrounding region; and

¡

ports of a reasonable size will typically be serviced by at least two competing stevedores. The stevedores will generally also offer a range of associated logistics services (interfacing with freight forwarders and beneficial freight owners) and transportation services. The industry is highly fragmented with the national operators (BAPS and Qube) and a wide range of smaller regionally based operators.

Within the broader ports business, there is a range of specialist services focused on particular industries. Two that are relevant to BAPS are:

¡

importation of motor vehicles (including commercial vehicles). Motor vehicles generally arrive on specialised car carrying ships. Services are provided mostly to international vehicle manufacturers and include not only wharf operations and vehicle unloading, but also processing (including customs, vehicle accessory installation and customisation and registration), short term storage and transport/distribution (e.g. delivery to dealers’ premises). There are a number of ports across the country set up to handle vehicle imports (essentially one in each state). In New South Wales, all vehicle imports are now processed through Port Kembla (Wollongong) following the shutdown of the White Bay terminal.

Nationwide delivery services (by rail and road) are also provided to Australian car manufacturers (Holden, Ford and Toyota); and

¡

forestry exports including logs, woodchips and sawn timber. Port services for exporting forestry products require specialist skills and equipment for log marshalling and loading. Service providers can also extend their operations beyond the port gate to encompass transport and in-forest services (e.g. mobile woodchipping).

Operations

BAPS operates in over 40 major sites across Australia and New Zealand through three divisions – Bulk Port Services, Autocare and C3.

Bulk Port Services is essentially a diversified stevedoring and logistics business that operates at 17, mostly regional ports, across Australia. The business is largely involved with bulk commodities, handling a wide range of bulk goods including metals, minerals, building products, agricultural products, livestock and energy products. It also handles a broad range of break bulk and some limited containerised freight. Customers are equally diversified with more than 600 customers and the top 10 representing less than 36% of revenue. Bulk Port Services is generally the number 1 or number 2 operator in each port. The business also has an associated logistics and transport business servicing regional markets around the ports at which it operates.

Bulk Port Services has a number of other elements to its business: It:

¡

manages the whole of the Port of Geelong under an operating agreement with the owner of the port, Port of Geelong Unit Trust. Under this arrangement, Bulk Port Services makes annual payments (including turnover fees and a share of net cash flow) to Port of Geelong Unit Trust and charges users of the port for use of facilities (several under long term lease arrangements). BAPS also owns 50% of Port of Geelong Unit Trust, with the other 50% owned by Deutsche Asset Management on behalf of an institutional client. The operating agreement expires in 2030 but the terms of the five year rollover (to 2020) are currently under negotiation.

The Port of Geelong is the largest regional port in Victoria and handles 25% of Victoria’s exports as well as fuel and other imports;

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¡	manages the following facilities:

•	two major petrochemical berths plus a multi-user jetty facility at Western Port in Victoria;

•	Cocos Island and Christmas Island ports for the Commonwealth Government (part of the Indian Ocean Territories); and

•

Patrick Marine Facility (“PMF”) in Dampier, Western Australia. In January 2015, Asciano announced the acquisition of Apache Energy Limited’s Dampier Floating Deck which was undergoing construction at the time of acquisition. Since renamed the PMF, the operations provide an additional two berths and a range of on-berth vessel support services not currently available in Dampier. The existing Dampier Cargo Wharf is currently operating at close to full capacity. PMF is operated as an open access facility with Apache Energy Limited a foundation customer. Operations commenced in June 2015.

¡

holds a 50% interest in the AAT joint venture with the remaining 50% interest held by Qube. AAT is a multi-user facility provider to stevedores in Australia and operates terminals in all major Australian ports except Fremantle. One of its primary businesses is providing facilities for handling vehicle imports;

¡

holds a 50% interest in the Albany Bulk Handling facility joint venture (with the other 50% owned by Itochu Corporation), a woodchip export facility comprising rail receiving facilities, conveyors, pad, stacker, reclaimer and ship-loader in Albany, Western Australia; and

¡

provides services to support major projects. In 2012, Bulk Port Services won the prime subcontractor role with Agility Logistics Pty Ltd (“Agility”) to provide logistics, stevedoring and related services to support the Gorgon natural gas project in Western Australia. The majority of the project work is complete and is now being wound down.

Autocare is Australia’s largest fully integrated automotive logistics supply chain company. BAPS owns 80% of Autocare with the remaining 20% owned by NYK Logistics. Autocare is also the manager of the Car Compounds of Australia 50:50 joint venture with Mitsui O.S.K Lines. The business operates out of wharf facilities in Queensland, New South Wales, Victoria, South Australia, Western Australia and the Northern Territory. Autocare is the market leader and handles just over 50% of new motor vehicle imports into Australia. Primary customers are the major international automobile manufacturers, including Toyota and Volkswagen, as well as various corporate clients. Autocare also provides domestic transport and storage services to domestic car manufacturers such as Holden. Autocare’s fleet includes 342 prime movers, 420 trailers and 139 autotainers and it has storage capacity for 65,000 vehicles.

C3 provides general stevedoring and logistics services in New Zealand, but with a particular focus on the forestry industry. The business has been wholly owned since November 2012. The operations in New Zealand generally begin at port gate (i.e. it does not operate transport from forests), where logs are measured, stored and loaded onto ships. C3 is the sole export log marshaller in seven of the 15 New Zealand ports in which it operates and marshals approximately 80% of New Zealand’s log exports.

More recently, C3 has expanded into the Australian market but using a different business model where it handles product from the forest through to port (i.e. harvesting, processing, haulage, storage and stevedoring). The strategy for the Australian business is to provide comprehensive, corporate style services in a fragmented industry that better meet the needs of forestry owners and processors. Forestry represents approximately 60% of total C3 revenue and EBIT.

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BAPS’ overall activities are summarised below:

Overview of BAPS’ Activities Across Major Sites
	Port/Facility Ownership and Management	Metal	Bulk Commodities (Minerals and Agriculture)	General Cargo (Containers, Break Bulk, Livestock)	Project Caro (Oil and Gas, Resource, Energy Projects)	Car Vessel Stevedoring (PCC)	C3 (Integrated Port and Landside Logistics)
Gladstone		Ö	Ö	Ö	Ö		Ö
Brisbane				Ö	Ö	Ö
Newcastle		Ö	Ö	Ö	Ö
Port Kembla		Ö	Ö	Ö	Ö	Ö
Adelaide			Ö	Ö		Ö
Whyalla		Ö		Ö
Melbourne						Ö
Portland							Ö
Geelong	Ö		Ö	Ö	Ö
Western Port	Ö	Ö		Ö	Ö
Albany	Ö		Ö
AMC
Henderson					Ö
Fremantle				Ö	Ö	Ö
Dampier			Ö	Ö	Ö
Darwin			Ö	Ö	Ö
Cocos Island	Ö
Christmas Island	Ö
New Zealand			Ö	Ö			Ö
Key Customers	APEC DoTARS Esso Midway Viva IPL Boral Gulf Agency	BlueScope Arrium Boynes Smelters Rio Tinto	Cristal Mining Glencore Wengfu IPL OM Manganese CSBP Tronox Orica	NYK Swires Gearbulk AAL Forum Line	Agility Origin Toll Energy Apache Energy	Mitsui Hoegh ToyoFuji NYK	TPT NZ Steel CHH PF Olsen

Source: Asciano

Financial Performance

The following table summarises the financial performance of BAPS for the four years ended 30 June 2015. As BAPS has a number of significant joint ventures that are equity accounted, earnings have been presented before and after the contribution from associates (so that underlying margins can be more accurately assessed):

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BAPS – Historical Financial Performance (A$ millions)
	Year ended 30 June
	2012	2013	2014	2015
Bulk tonnes stevedored	na	na	11,588.8	11,830.3
Vehicles processed (‘000)	446.5 [31]	556.8	526.1	533.3
Vehicle storage days (‘000)	11,811.0	18,641.5	22,715.3	15,043.8
Vehicle movements (‘000)	944.0	1,056.3	1,037.3	1,049.9
Operating revenue	487.2	674.7	761.2	677.7
Other income	5.7	5.8	32.2	27.7
Total revenue	492.9	680.5	793.4	705.4
Underlying EBITDA excluding associates	66.2	96.4	106.4	99.4
Depreciation and amortisation	(15.9)	(22.2)	(30.5)	(29.3)
Underlying EBITA excluding associates	50.3	74.2	75.9	70.1
Amortisation of customer contracts	-	(1.0)	-	(1.4)
Underlying EBIT	50.3	73.2	75.9	68.7
Share of NPAT from associates	15.8	15.8	13.6	14.5
Underlying EBITDA including associates	82.0	112.2	120.0	113.9
Underlying EBITA including associates	66.1	90.0	89.5	84.6
Sustaining capital expenditure	12.5	22.1	28.2	15.2
Growth capital expenditure	5.1	19.9	20.1	49.9
Total capital expenditure	17.6	42.0	48.3	65.1
Statistics
Total revenue growth	+4.5%	+38.1%	+16.6%	-11.1%
Underlying EBITDA growth (before associates)	+19.7%	+45.6%	+10.4%	-6.6%
Underlying EBITA growth (before associates)	+57.2%	+47.5%	+2.3%	-7.6%
Underlying EBITDA margin (before associates)	13.4%	14.2%	13.4%	14.1%
Underlying EBITA margin (before associates)	10.2%	10.9%	9.6%	9.9%

Source: Asciano and Grant Samuel analysis

The significant step up in FY13 revenue and EBITDA is largely a result of winning the Agility contract in July 2012 and consolidation of C3 (for seven months). The Agility contract provides logistics support to the Gorgon project with work peaking in FY13 and then winding down from FY14 to FY16. High vehicle storage days and an increase in vehicles moved added to revenue and earnings growth. Underlying EBITDA also benefited from the Port of Geelong which experienced an uplift in operating performance. The equity accounted contribution from Port of Geelong Unit Trust also reflected the increase in Asciano’s investment from 30% to 50%. The equity accounted contribution from the AAT joint venture also increased, reflecting the strength of the imported vehicle market.

Revenue in FY14 included a full 12 months contribution from C3 (as a 100% owned business) and an eight month contribution from the acquisition of Mountain Industries (integrated into Bulk Port Services). However, Bulk Port Services revenues were adversely affected by the rundown in the Agility contract and lower volumes at resource based ports. Autocare revenue benefited from increased vehicle storage days as a result of excess supply from global car companies combined with lower long haul movements although this was partly offset by the reduction in processing volumes. However, storage days peaked in January 2014 and declined thereafter. Other income in the table above includes a A$25 million settlement from the Port of Melbourne Corporation to cover the costs associated with transition arrangements and early termination of lease agreements associated with the redevelopment of Webb Dock in Melbourne (with BAPS operations being relocated). These factors contributed to an uplift in EBITDA and EBITA. Margins declined

[31]	Vehicles processed in FY12 are imported vehicles only. Vehicles processed from FY13 onwards are imported and exported vehicles handled.

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slightly because of additional costs (e.g. redundancies for the Agility contract, vehicle storage costs incurred despite the reduction in storage days from mid year) offset by A$4 million of business improvement program savings. The income from the Port of Melbourne was largely negated by associated costs. Income from associates declined with the full year effect of 100% ownership of C3 (5 months included in FY13) and a weaker performance at AAT more than offsetting an 83% uplift from Port of Geelong Unit Trust. At the EBITA level, performance was impacted by the increase in depreciation and amortisation from the acquisitions.

Vehicle processing volumes in FY15 increased slightly but vehicle storage days dropped significantly leading to a 6% drop in revenues for Autocare. Stevedoring levels were inconsistent among ports, with Port of Geelong continuing to show good growth against weaker volumes at resource project related ports. Revenue from the Agility contract (in run off) fell by A$47 million and log exports out of New Zealand also contracted. The decline in revenue in FY15 was exacerbated by the inclusion of the Webb Dock settlement in FY14 revenues. EBITDA and EBITA fell by only A$7 million but this included a A$19.8 million profit on the sale and leaseback of the Laverton site. Absent the sale and leaseback, there was a sharp decline in profitability. This decline partly reflected the impact of revenue falls. Autocare earnings were also impacted by continuing costs or maintaining storage capacity in a less active market. Offsetting these impacts was the absence of redundancies from the Agility contract run down (booked in FY14) and new business such as C3 forestry in Australia. There was an increase in the contribution from both associates (AAT and Port of Geelong Unit Trust).

The step up in both sustaining and growth capital expenditure from A$18 million in FY12 to A$42-48 million in FY13 and FY14 was associated with equipment replacement programs and investment for new contracts respectively. Growth capital expenditure in FY15 included the acquisition of the A$18 million Patrick Marine facility in Dampier which came online just prior to the end of the financial year.

While it has not publicly released forecasts, Asciano has stated that it expects BAPS to report a relatively flat underlying EBIT in FY16. As FY15 included the profit on the sale and leaseback of the Laverton property this represents a significant effective increase. The growth is expected to arise from a combination of:

¡	an increase in storage days;

¡	full year operations from PMF;

¡	growth in volumes (including forestry), albeit relatively modest;

¡	cost savings from the business improvement program (including divisional restructure); and

¡	relocation and rationalisation of Autocare facilities in New South Wales.

These will be partly offset by the continued rundown of project income (Gorgon). One area of uncertainty is the outcome of negotiations as to the terms of the rollover of the Port of Geelong operating agreement. However, management does not believe the renegotiation will result in any decrease in BAPS’ aggregate earnings from its interest in the port.

To provide an indication of expected future financial performance of BAPS, Grant Samuel has considered broker consensus forecast for BAPS (refer to Appendix 5):

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BAPS – Forecast Financial Performance (A$ millions)
	Year end 30 June
	2015 actual	2015 adjusted actual (refer to Section 6.2.6)	2016 broker consensus
Total revenue	705.4	685.6	704.5
Underlying EBITDA including associates	113.9	94.1	114.2 [32]
Underlying EBITDA excluding associates	99.4	79.6	94.5 [33]
Underlying EBITA including associates	84.6	64.8	79.7
Underlying EBITA excluding associates	70.1	50.3	65.2 [33]
Total revenue growth			+2.8%
Underlying EBITDA growth (before associates)			+18.7%
Underlying EBITA growth (before associates)			+29.6%
Underlying EBITDA margin (before associates)			13.4%
Underlying EBITA margin (before associates)			9.3%

Source: Grant Samuel analysis (refer to Appendix 5).

The forecasts are sufficiently close to BAPS’ FY16 budget to be useful for analytical purposes.

Medium to Longer Term Outlook

Bulk Port Services

In the medium to longer term, earnings will be driven by a wide range of factors. The Bulk Port Services business is very diversified and growth will largely reflect overall growth in non containerised bulk freight trade in and out of Australia. In this respect, the key influences will be:

¡	general real GDP growth in the Australian and world economies;

¡	the level of growth in international bulk trade, particularly any impact from the recent (and potential) free trade agreements; and

¡	the impact of any further shift towards containerisation of bulk freight.

Motor Vehicles

Imports represent more than 90% of the Australian motor vehicle new sales market. New car sales since 1994 are shown in the chart below. The fall around 2008 and 2009 coincided with the global financial crisis and was followed by a recovery through to 2012 (assisted by strong demand from sectors such as mining):

[32]

Broker consensus underlying EBITDA including associates for FY16 has been calculated by adding FY16 budget depreciation and amortisation to broker consensus underlying EBITA including associates. Refer to Appendix 5 for details.

[33]

Broker consensus underlying EBITDA and EBITA excluding associates have been calculated by subtracting FY15 actual share of NPAT from associates to broker consensus underlying EBITDA and EBITA including associates.

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Source: Australian Bureau of Statistics, 9314.0 Sales of New Motor Vehicles, Australia

Over this period, vehicle imports have grown at an even faster rate than total new sales as the Australian car manufacturing industry has steadily lost share.

In addition, there can be fluctuations in import volumes as a result of production decisions by global car manufacturers. For example, there was a surge in imports in 2013 with Australia being used effectively as a temporary storage venue for excess production. In the long run, these fluctuations will zero out.

Looking forward, overall sales of new cars are expected to grow slowly in line with population growth subject to:

¡	ups and downs in line with economic conditions; and

¡	structural shifts such as smaller families, multicar families and changes in industries with high levels of vehicle intensity.

Similarly, import volumes will generally follow the same pattern as new vehicle sales except that the impending closure of all vehicle manufacturing in Australia by 2017 will change the composition of the market although it may not have a large net impact on the business. Assuming local car sales are largely substituted for by imported vehicles (whether through dealers or direct), there will be gains in vehicle processing and storage volumes. These will, however, be offset by the loss of domestic transport services (much of which was long haul).

Forestry

While New Zealand is a minor participant in the global forestry industry, accounting for only 1%34 of the world’s trade by volume, the forestry industry in New Zealand is a significant contributor to the local economy, accounting for 3%34 of GDP. Wood products are New Zealand’s third largest export earner (behind dairy and meat).

[34]	Source: Ministry for Primary Industries, New Zealand

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Forestry in New Zealand has experienced very strong growth over the past two decades, with the vast majority of production being exported. However, most of the growth has been in logs as shown in the following:

Source: Ministry for Primary Industries, New Zealand

Log volumes began to accelerate from 2008 with growth of 15% per annum between 2008 and 2015. Virtually all the increase in volume since that date is attributable to China which now represents over 60% of New Zealand log sales. In contrast, sawn timber exports are much more diversified. A range of factors have contributed to the expected slight downturn in export volumes in the year to 30 June 2015, primarily reduced Chinese demand as a result of a slowing economy and real estate sector as well as competition from Russia.

The latest forecasts from the Ministry for Primary Industries show growth in log exports of only 1.5% per annum for the 2015-2019 period (and flat timber exports).

In the longer term, there is the potential for significant increases in the New Zealand wood supply, with a major expansion expected in the 2020s (often dubbed as the “wall of wood”). This is the result of small-scale forest grower’s plantations maturing following the establishment of forests during the 1990s.

Beyond the harvesting peak in the mid 2020’s, Australia and New Zealand face a likely reduction in forestry volumes as a result of:

¡	reduced plantings in recent years; and

¡	competitive pressures from plantations in South East Asia and South Australia which enjoy shorter harvest cycle times and better proximity to key markets.

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5	Profile of Brookfield Infrastructure

5.1	Background

Brookfield Infrastructure is a Bermuda based publicly traded limited partnership which owns a 70.6% interest in Brookfield Infrastructure L.P., another Bermudan limited partnership, which together with its affiliates and related entities, owns and operates a global portfolio of assets. Brookfield Infrastructure was formed by Brookfield Asset Management in May 2007 as its primary vehicle to own and operate infrastructure assets globally. In January 2008, Brookfield Asset Management completed a spin-off of a 59% interest in Brookfield Infrastructure to its shareholders and Brookfield Infrastructure commenced trading on the New York Stock Exchange (“NYSE”). Brookfield Infrastructure’s units have also been listed on the Toronto Stock Exchange (“TSX”) since September 2009.

Brookfield Infrastructure is focussed on the ownership and operation of high quality, long life assets that generate stable cash flows, require relatively minimal maintenance capital expenditure and, by virtue of barriers to entry or other characteristics, appreciate in value over time. Since listing, Brookfield Infrastructure has expanded through the acquisition of assets and interests in assets. In December 2010, Brookfield Infrastructure completed a merger with ASX listed Prime Infrastructure, an Australian based specialist infrastructure group that owned a diversified portfolio of infrastructure assets across the energy transmission and distribution and transport sectors. Since the merger, Brookfield Infrastructure has increased its interests in certain of these assets, as well as investing in energy distribution operations in North America, Europe and Australia.

Brookfield Infrastructure’s market capitalisation immediately prior to announcement of the Proposal was approximately US$6.9 billion (US$9.7 billion on a fully diluted basis35).

5.2	Operations

Brookfield Infrastructure owns and operates a globally diversified portfolio of infrastructure assets across the utilities, transport, energy and communications infrastructure sectors in the Americas, Europe and Australia:

Source:     Brookfield Infrastructure

[35]

Assuming all Brookfield Infrastructure L.P. units held by Brookfield Asset Management and its affiliates are redeemed and Brookfield Infrastructure exercises its first right of refusal in full (refer to Section 5.6).

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The assets held by Brookfield Infrastructure are diversified by sector and geography. Brookfield Infrastructure currently generates the majority of its cash flow from Europe and Australia. By sector, the largest exposure is to transport, followed by utilities:

Source: Brookfield Infrastructure

Brookfield Infrastructure generates stable returns, with approximately 90% of cash flow supported by regulated or contractual revenues.

A brief description of each of Brookfield Infrastructure’s operating segments is set out below:

Utilities

Brookfield Infrastructure’s utilities segment assets are:

¡

a 71% ownership interest in DBCT Management Pty Ltd, operator of the Dalrymple Bay Coal Terminal (“DBCT”), a regulated port terminal located at Hay Point (close to the Bowen Basin) in Queensland, Australia. DBCT is one of the world’s largest coal export terminals with a capacity of 85 million tonnes per annum (“mtpa”). Approximately 20% of Australia’s metallurgical coal exports are shipped from DBCT. DBCT generates revenues under take-or-pay contracts and is regulated by the Queensland Competition Authority;

¡	electricity transmission lines in North and South America[36]:

•

9,600 kilometres of transmission lines in Chile that form the backbone of the high voltage transmission system across Chile, serving 98% of Chile’s population. Brookfield Infrastructure has a 28% interest in this business;

•	600 kilometres of transmission lines in Texas that facilitate the delivery of wind power to population centres as part of the state’s renewable energy program; and

[36]

Brookfield Infrastructure has entered into agreements to sell its 23% ownership interest in Cross-Sound Cable Company LLC which owns submarine cable in New York. This transaction is expected to close in the third quarter 2015.

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•	560 kilometres of transmission line in Ontario that connects generators in northern Ontario to electricity demand in southern Ontario (100% interest); and

¡

2.4 million electricity and natural gas connections in the United Kingdom and Colombia. In the United Kingdom, Brookfield Infrastructure has an 80% interest in the largest independent “last mile” natural gas and electricity connections provider, with approximately two million connections. Brookfield Infrastructure has a 17% ownership interest (100% voting interest37) in the network in South America which is centred on the Boyacá province of Colombia.

These businesses typically earn a pre-determined return based on long term contracts, their asset base, invested capital and the applicable regulatory framework.

Transport

Brookfield Infrastructure’s transport segment comprises open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which it receives an access fee. The operations include regulated tariff structures (rail and toll roads) as well as unregulated businesses (ports). The majority of revenue is contracted. The assets in this segment are:

¡	rail networks in Australia and South America:

•

100% interest in Brookfield Rail, the sole below rail[38] access provider in southwestern Western Australia, operating over 5,100 kilometres of track and related infrastructure which is held under a long term lease from the government (35 years remaining); and

•	below and above rail[38] services for approximately 4,800 kilometres of track in Brazil (Brookfield acquired an 11% interest in August 2014);

¡	toll roads in South America that operate under long term concessions[39] with staggered maturities (and an average remaining live of 17 years):

•

a 51% ownership interest (89% voting interest) in a company that operates two urban toll roads totalling 33 kilometres in Santiago, Chile that form a key part of the ring road in the city’s transportation network; and

•	a 31% interest in Arteris S.A., a company that operates nine interurban toll roads totalling approximately 3,200 kilometres in the south east and south of Brazil; and

¡	port operations located primarily in the United Kingdom, North America and Europe:

•

a 59% ownership interest (100% voting interest) in Teesport, one of the largest port operations in the United Kingdom by volume and a statutory harbour authority, which allows the port to charge vessel and cargo owners conservancy tariffs for use of the River Tees;

•

gateway container terminals in the ports of Los Angeles and Oakland that operate under long term terminal leases with the relevant port authorities. These terminals handled over 900,000 TEUs in 2014 and approximately 30% of volumes are underpinned by minimum volume guarantees; and

•

a portfolio of concessions[39] across 19 port terminals in seven European countries. These operations handle approximately 80mtpa of cargo (heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers).

[37]	Brookfield Infrastructure has entered into voting arrangements to provide it with the ability to direct the activities of the investee company and therefore controls the investee company.

[38]

The ownership and management arrangements for rail infrastructure and rail operations in some countries (such as Australia and Brazil are divided into “below” rail (track management) and “above” rail (operators of trains and rolling stock).

[39]	A concession is a contract under which a government transfers the operating rights for certain infrastructure (e.g. toll road, port) to private enterprise.

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In July 2015, Brookfield Infrastructure received approval to proceed with a US$220 million debtor in possession loan to OAS, a large Brazilian construction company that holds a 24% interest in Invepar, a large toll road, airport and urban mobility company. This loan is expected to position Brookfield Infrastructure well to ultimately launch a bid for OAS’s equity interest in Invepar.

Energy

Brookfield Infrastructure’s energy segment consists of systems that provide energy transmission, distribution and storage services. The energy segment operations are either lightly regulated (e.g. natural gas transmission where services are subject to price ceilings) or essentially unregulated (e.g. district energy). The assets in this segment are:

¡	transmission, distribution and storage operations in North America and Europe:

•	14,800 kilometres of natural gas transmission and pipeline systems in the United States, providing services to the Chicago and Northern Indiana market[40];

•	100% of the company that is the sole provider of gas distribution and retail services on the Channel Islands and the Isle of Man in the United Kingdom, servicing over 40,000 customers; and

•

three natural gas storage facilities (with a total capacity of 370 billion cubic feet) located in northern Alberta, northern California and south Texas. Brookfield Infrastructure has a 17% ownership interest (70% voting interest) in the North American gas storage operation and a 40% ownership interest (100% voting interest) in the North American west coast gas storage operation.

The revenues from these operations are generated under contracts with a fixed demand charge (to cover fixed costs and provide a return on capital) and a variable charge component (to cover variable costs); and

¡	district energy operations in North America and Australia:

•

Brookfield Infrastructure has a 25% ownership interest (100% voting interest) in the Canadian district energy operation and a 40% ownership interest (100% voting interest) in the United States district energy operation, which own heating plants capable of delivering 2.8 million pounds per hour of steam heating capacity and 251,000 tons of cooling capacity. The Canadian business serves Toronto, while the United States business covers four cities across the country; and

•

100% of businesses that provide heating, cooling, energy solutions and distributed water and sewage services in New South Wales and Victoria as well as the delivery of 91 million cubic metres of natural gas annually to homes and businesses through a network of over 800 kilometres of pipeline.

Communications and Infrastructure

On 31 March 2015, Brookfield Infrastructure completed the acquisition of a 23% interest in TDF, the largest independent communication tower infrastructure business in France with approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 kilometres of fibre backbone. This business is expected to generate stable, inflation linked cash flows underpinned by long term contracts with large customers.

Detailed descriptions of Brookfield Infrastructure’s assets are set out in Section 5.2 of the Scheme Booklet.

[40]	Brookfield Infrastructure intends to dispose of its interest in this asset by the end of 2015.

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5.3	Structure and Management Fees

Brookfield Infrastructure is a limited partnership and therefore its partners are only liable to the extent of the amount invested. It is not subject to income tax but its income is subject to income tax in the hands of its unitholders. The organisational structure is summarised below:

Source: Brookfield Infrastructure

Brookfield Infrastructure’s only material asset is a 70.6% fully diluted Limited Partnership interest in Brookfield Infrastructure L.P. While Brookfield Infrastructure owns 100% of the Managing General Partner units in Brookfield Infrastructure L.P., its fully diluted interest is only 70.6% as a result of 66.8 million Redeemable Partnership units and 1.1 million Special Limited Partnership units in Brookfield Infrastructure L.P. held by Brookfield Asset Management and its affiliates.

The Redeemable Partnership units and the Special Limited Partner units, at the request of the holder, require Brookfield Infrastructure L.P. to redeem all or a portion of the holder’s units for cash equal to the market price of Brookfield Infrastructure Limited Partnership units. However, Brookfield Infrastructure has a right of first refusal which entitles it to elect to acquire any unit so presented to Brookfield Infrastructure L.P. in exchange for one Brookfield Infrastructure Limited Partnership unit. Therefore, on a fully diluted basis (i.e. the redemption right and the right of first refusal are both fully exercised), Brookfield Asset Management and its affiliates effectively have a 29.4% Limited Partnership interest in Brookfield Infrastructure alongside the public investors.

The Redeemable Partnership units issued by Brookfield Infrastructure L.P. and the Limited Partnership units issued by Brookfield Infrastructure have the same economic attributes (other than the redemption right described above). The Redeemable Partnership units participate in the earnings and distributions on a per unit basis equivalent to the per unit participation of the Limited Partnership units.

Affiliates of Brookfield Asset Management also serve as general partner of both Brookfield Infrastructure and Brookfield Infrastructure L.P. and are the sole authority for the management and control of those partnerships. Limited partnership interests do not entitle holders to participate in most partnership decisions.

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The Special Limited Partner units entitle the general partner to incentive distribution rights which are based on the amount by which quarterly distributions on Limited Partnership units exceed specified target levels:

¡	to the extent distributions are greater than US$0.305, the general partner is entitled to 15% of incremental distributions above this threshold until distributions reach US$0.33 per unit; and

¡	to the extent distributions are greater than US$0.33, the general partner is entitled to 25% of incremental distributions above this threshold.

An affiliate of Brookfield Asset Management has also been engaged as Manager under a Master Services Agreement to provide day-to-day management and administration services to Brookfield Infrastructure and Brookfield Infrastructure L.P. The Master Services Agreement has no fixed term but the general partner may terminate the agreement, albeit in limited situations. Under the agreement the Manager is entitled to:

¡	a quarterly base management fee equal to 0.3125% (1.25% annually) of Brookfield Infrastructure’s fully diluted market value plus recourse debt net of cash; and

¡

reimbursement of fees, costs and expenses incurred in the provision of the management and administration services (but not salaries and remuneration of the personnel involved in the provision of services).

In addition, Brookfield Infrastructure and Brookfield Infrastructure L.P. have entered into a Relationship Agreement with the Manager and Brookfield Asset Management which governs aspects of the ongoing relationship between them. Under this agreement, Brookfield Asset Management has agreed that:

¡

Brookfield Infrastructure will be the primary (but not exclusive) vehicle through which Brookfield Asset Management makes future infrastructure related acquisitions that fit its strategy and objectives; and

¡

it will not sponsor or co-sponsor partnerships that target acquisitions in the infrastructure sector that would suit Brookfield Infrastructure unless Brookfield Infrastructure is given the opportunity to participate.

The Relationship Agreement also provides that Brookfield Asset Management and its affiliates may provide services to the operating entities which are outside the scope of the Master Services Agreement for which it is entitled to receive fees (e.g. financial advisory, operations and management, development, operations management and other services).

Further details on the organisational structure and the management arrangements of Brookfield Infrastructure and Brookfield Infrastructure L.P. are set out in Section 5.1 of the Scheme Booklet.

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5.4	Financial Performance

Historical Financial Performance

The historical financial performance of Brookfield Infrastructure for the four years ended 31 December 2014 and the six months ended 30 June 2015 is summarised below:

Brookfield Infrastructure – Statutory Financial Performance (US$ millions)
	Year ended 31 December				Six months ended 30 June 2015 actual
	2011 actual	2012 actual	2013 actual	2014 actual
Revenue	1,115	1,524	1,826	1,924	932
EBITDA	493	663	893	963	463
Depreciation and amortisation	(126)	(230)	(329)	(380)	(196)
EBIT	367	433	564	583	267
Interest	(253)	(322)	(362)	(362)	(116)
Share of earnings from associates	54	12	56	58	37
Other expenses	(25)	(41)	37	37
Income before tax	143	82	295	316	188
Tax expense	(14)	30	(2)	(79)	(14)
Net income from continuing operations	129	112	293	237	174
Income/(loss) from discontinued operations	311	179	(228)	(8)	-
Non-controlling interests in operating subsidiaries	(253)	(185)	(123)	(45)	(24)
Net income attributable to Brookfield Infrastructure	187	106	(58)	184	150
Attributable to:
Limited partners	131	64	(63)	101	85
General partner	5	16	31	44	32
Redeemable partnership units	51	26	(26)	39	33
Statistics
Net income per limited partnership unit (US$)	1.13	0.47	(0.43)	0.67	0.55

Source: Brookfield Infrastructure and Grant Samuel analysis

The statutory historical financial performance of Brookfield Infrastructure is not particularly meaningful due to:

¡

the nature of its operations, where investments can be 100% owned, controlled and therefore consolidated but not wholly owned (and therefore give rise to non-controlling interests) or not controlled but where there is significant influence and accounted for using the equity method (which is shown as a single amount representing the net profit after tax contribution from associates);

¡

a large number of acquisitions (including increasing its ownership interest in existing assets resulting in different accounting treatment (e.g. moving from being treated as an associate to consolidated);

¡

the sale of a number of assets which, from the date the decision to sell was made, have been treated as discontinued operations/assets/liabilities classified as held for sale (and the immediately prior period restated);

¡

the impact of fluctuations in foreign exchange rates (although Brookfield Infrastructure has implemented a strategy to hedge approximately 75% of expected FFO generated in foreign currencies for the next 18-24 months); and

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¡

its complex structure as a holding company with a 70.6% fully diluted interest in Brookfield Infrastructure L.P. which is consolidated (and the 29.4% interest held by Brookfield Asset Management is shown as a non-controlling interest). As a result of this structure, net assets and returns are not only attributable to holders of limited partnership units, but also to Brookfield Asset Management and its affiliates as general partner and as holder of redeemable partnership units in Brookfield Infrastructure L.P.

To enable more meaningful presentation of Brookfield Infrastructure’s historical financial performance, the table below summarises the following measures that Brookfield Infrastructure uses to measure its performance and which show Brookfield’s proportionate share of the underlying results of its assets:

¡

funds from operations (“FFO”), which is defined as net income excluding the impact of depreciation and amortisation, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Brookfield Infrastructure uses FFO to assess its operating results;

¡	adjusted EBITDA, which is defined as FFO excluding the impact of interest expense and other income or expenses. Brookfield Infrastructure uses FFO as a measure of its operating performance; and

¡

adjusted funds from operations (“AFFO”), which is a measure of sustainable cash flow and is calculated as FFO less maintenance capital expenditure. The AFFO yield is a proxy for return on invested capital.

Brookfield Infrastructure – Underlying Financial Performance (US$ millions)
	Year ended 31 December				Six months ended 30 June 2015 actual
	2011 actual	2012 actual	2013 actual	2014 actual
Utilities	418	469	547	519	258
Transport	323	275	497	599	282
Energy	60	144	137	139	86
Communications Infrastructure	-	-	-	-	22
Corporate and other	(61)	(47)	(71)	(115)	(69)
Adjusted EBITDA	740	841	1,110	1,142	579
Financing costs	(358)	(393)	(423)	(416)	(196)
Other income	10	14	(5)	(2)	11
FFO	392	462	682	724	394
Maintenance capital expenditure	(89)	(107)	(129)	(131)	(57)
AFFO	303	355	553	593	337
Reconciliation to net income
Maintenance capital expenditure	89	107	129	131	57
Depreciation and amortisation	(203)	(300)	(400)	(481)	(225)
Impairment charge	-	(16)	(275)	-	-
Deferred income taxes	(73)	37	(65)	2	(8)
Gain on sale of associate	-	-	53	-	-
Mark-to-market on hedging items	(26)	-	7	39	40
Valuation losses and other	97	(77)	(60)	(100)	(51)
Net income attributable to Brookfield Infrastructure	187	106	(58)	184	150
Base management fee	53	86	102	107	65
Incentive distribution	4	16	31	44	32

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Brookfield Infrastructure – Underlying Financial Performance (US$ millions)
	Year ended 31 December				Six months ended 30 June 2015 actual
	2011 actual	2012 actual	2013 actual	2014 actual
Statistics
FFO per unit (US$)	2.41	2.41	3.30	3.45	1.80
Growth in FFO per unit	nc	-	37%	5%	4%[41]
AFFO per unit	1.57	1.85	2.68	2.82	1.54
Growth in AFFO per unit	nc	18%	44%	5%	9%[41]
Distributions (US$)	1.32	1.50	1.72	1.92	1.06
Growth in distribution per unit	nc	14%	15%	12%	10%[41]
Payout ratio[42]	55%	66%	57%	62%	68%
AFFO yield[43]	10%	10%	13%	13%	13%
Interest cover[44]	2.1x	2.1x	2.6x	2.7x	3.0x

Source: Brookfield and Grant Samuel analysis

Brookfield Infrastructure has consistently generated increases in adjusted EBITDA, FFO and AFFO over the last for years through organic growth and acquisitions. Brookfield Infrastructure’s portfolio of infrastructure assets benefit from inflationary price increases (with approximately 70% of adjusted EBITDA capturing inflationary tariff increases though regulatory frameworks and long term contracts), GDP growth (35-50% of adjusted EBITDA benefits from GDP linked revenue growth) and reinvestment in its existing assets. In addition, over this period, Brookfield Infrastructure has expanded its portfolio through investment in new assets that fit its strategy of owning and operating a diversified portfolio of long life assets that provide essential products and services to the global economy.

Base management fees are included in the calculation of adjusted EBITDA, FFO and AFFO. However, incentive distributions are not reflected in these earnings measures, but are treated as distributions (and included in the calculation of the distribution payout ratio).

Brookfield Infrastructure’s objective is to achieve a total return (AFFO yield) of 12-15% per annum on its infrastructure assets over the long term and it is targeting FFO per unit growth over the long term of 10% per annum.

Brookfield Infrastructure pays quarterly distributions. The current distribution policy is to pay out 60-70% of FFO per annum. The distribution for the quarter ended 30 June 2015 was US$0.53 per unit, equivalent to an annualised distribution of US$2.12 and a distribution payout ratio (including general partner incentive distributions and preferred unit distributions) of 68%. Brookfield Infrastructure manages its operations to increase FFO per unit over time and therefore increase distributions. Since inception in 2008, distributions have grown at a compound annual growth rate of 12%.

[41]	Growth in FFO per unit, AFFO per unit and distribution per unit for the six months ended 30 June 2015 are based on annualised FFO, AFFO and distributions.

[42]	Payout ratio is distributions paid (including general partner incentive distributions and preferred unit distributions) divided by FFO.

[43]	AFFO yield is AFFO divided by average partnership capital, expressed on an annualised basis.

[44]	Interest cover is adjusted EBITDA divided by financing costs.

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Outlook

Brookfield Infrastructure has not publicly released earnings forecasts for the year ending 31 December 2015 or subsequent years. However, it has stated that based on the current outlook for FFO per unit growth, it is targeting growth in distributions of 5-9% per annum prior to taking into account the impact of the Proposal.

5.5	Financial Position

The financial position of Brookfield Infrastructure as at 31 December 2011 to 2014 and as at 30 June 2015, on both a statutory basis and a proportionate basis, is summarised below:

Brookfield Infrastructure - Financial Position (US$ millions)
	As at 31 December				As at 30 June
	2011	2012	2013	2014	2015
	actual	actual	actual	actual	actual
Statutory
Total funds employed	10,641	15,504	12,254	12,962	12,977
Net borrowings[45]	(4,752)	(7,696)	(5,649)	(6,640)	(6,066)
Net assets	5,889	7,808	6,605	6,322	6,911
Interests of others in operating subsidiaries	(1,683)	(2,784)	(1,419)	(1,444)	(1,410)
Preferred unitholders	-	-	-	-	(96)
Net assets attributable to Brookfield Infrastructure	4,206	5,024	5,186	4,878	5,405
Attributable to:
Limited partners	3,049	3,632	3,751	3,533	3,864
General partner	24	27	27	24	22
Redeemable partnership units	1,133	1,365	1,408	1,321	1,519
Proportionate
Operating Platforms
Operating assets	9,248	11,786	11,184	11,591	11,942
Net borrowings	(5,062)	(6,295)	(6,098)	(6,386)	(6,427)
Net operating assets	4,186	5,491	5,086	5,205	5,515
Utilities	1,324	2,218	1,928	1,962	1,874
Transport	2,214	2,335	2,456	2,457	2,402
Energy		938	702	786	823
Timber	648	-	-	-	-
Communications Infrastructure	-	-	-	-	416
Other assets/(liabilities) (net)	55	472	(46)	(56)	(227)
Net funds employed	4,241	5,963	5,040	5,149	5,288
Net corporate (borrowings)/cash	(35)	(939)	146	(271)	117
Net assets attributable to Brookfield Infrastructure	4,206	5,024	5,186	4,878	5,405
Statistics
Fully diluted units on issue at period end (million)	185.1	200.8	210.0	210.1	231.6
Net assets per unit	22.72	25.02	24.70	23.22	23.34
NTA per unit (US$)	12.83	13.32	12.15	12.67	14.80
Proportionate gearing[46]	55%	51%	47%	51%	47%
Proportionate net borrowings to EBITDA	6.9x	8.6x	5.4x	5.8x	5.4x

Source: Brookfield and Grant Samuel analysis

[45]	Net borrowings includes 100% of non-recourse borrowings for those assets that are consolidated and preference shares.

[46]	Gearing is adjusted net borrowings (adjusted for derivative financial instruments) divided by net assets plus adjusted net borrowings.

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Movements in operating assets over the last four years mainly reflect the impact of acquisitions and disposals of assets. Acquisitions have been financed through a combination of equity, corporate bonds and corporate debt facilities, as well as from the proceeds from divestment of assets. Divestments have included Australian regulated energy distribution and forestry assets.

The majority of Brookfield Infrastructure’s borrowings are non-recourse. The ability of the lender to recover the loan is limited to the assets given as security at the operating business level and there is no recourse to the ultimate parent. The non-recourse loans have a weighted average interest rate of 5%.

The level of corporate debt is relatively low (with Brookfield Infrastructure in a net cash position at 30 June 2015). Brookfield Infrastructure’s corporate borrowing facility is a US$1.4 billion senior unsecured revolving credit facility on which it pays interest on drawn amounts at a floating rate based on LIBOR plus 120 basis points. This facility is available for general working capital purposes including acquisitions.

Other features of Brookfield Infrastructure’s net borrowings are:

¡	they have an average term to maturity of 9 years and there are no material near term maturities; and

¡	the majority of debt is at fixed rates (approximately 85%).

Brookfield Infrastructure has a corporate debt rating from Standard & Poor’s of BBB+ (stable).

Brookfield Infrastructure has no off-balance sheet arrangements. On behalf of its subsidiaries it provides letters of credit, which include guarantees for debt service reserves, capital reserves, construction completion and performance. As at 30 June 2015, letters of credit issued by subsidiaries amounted to US$105 million.

5.6	Capital Structure and Ownership

As at 23 September 2015, Brookfield Infrastructure had the following securities on issue:

¡	163,291,436 Limited Partnership units (representing a 99.99% interest in Brookfield Infrastructure);

¡	1,066,928 General Partnership units (representing less than an 0.01% interest in Brookfield Infrastructure) ; and

¡	5,000,000 Series 1 Preferred Limited Partnership units.

The Limited Partnership units entitle the holder to their proportionate share of distributions from Brookfield Infrastructure but do not generally entitle the holder to voting rights. These units are traded on the NYSE and the TSX.

Conversion of the 66,841,266 million Redeemable Partnership units and the 1,066,928 Special Limited Partner units in Brookfield Infrastructure L.P. held by Brookfield Asset Management and its affiliates would increase the number of Limited Partnership units on issue to 231,199,630 million.

The General Partnership units entitle the holder to govern the financial and operating policies of Brookfield Infrastructure. The General Partnership units are held by Brookfield Asset Management.

The Series 1 Preferred Limited Partnership units were issued in March 2015 at a price of C$25.00 per unit. These units are entitled to receive annual fixed cumulative preferential cash distributions of 4.5% (C$1.125 per unit) payable quarterly until 30 June 2020. The annual fixed distribution rate for each subsequent five year period will be equal to the Government of Canada bond rate

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plus 3.56%. The Series 1 Preferred Limited Partnership units cannot be redeemed prior to 30 June 2020. However, on 30 June 2020 and on 30 June of every subsequent five year period:

¡

Brookfield Infrastructure may, at its option, redeem all or any of the Series 1 Preferred Limited Partnership units outstanding at their issue price of C$25.00 plus any accrued and unpaid distributions; and

¡

the holders of the units have the right to convert any or all of their Series 1 Preferred Limited Partnership units into Series 2 Preferred Limited Partnership units on a one for one basis. Series 2 Preferred Limited Partnership units pay a floating rate quarterly distribution equal to the 90-day Canadian Treasury Bill Rate plus 3.56%.

Holders of Series 1 Preferred Limited Partnership do not generally have voting rights (unless eight quarterly distributions, whether consecutive or otherwise, are not paid).

As at 23 September 2015 the top twenty unitholders accounted for approximately 70% of units on issue (on an undiluted basis). The top twenty registered unitholders are principally institutional investors. 97.5% of the register is North American based unitholders.

The following entities beneficially owned 5% or more of Brookfield Infrastructure’s limited partnership units as at 23 September 2015:

Brookfield Infrastructure – Substantial Unitholders
Unitholder	Date of Notice	Number of Units	Percentage[47]
			undiluted	fully diluted
Bank of Nova Scotia	27 August 2015	16,888,599	10.3%	7.3%
1832 Asset Management L.P.	30 June 2015	9,168,492	5.6%	4.0%
Royal Bank of Canada	31 July 2015	8,891,084	5.4%	3.8%
ClearBridge Investments, LLC	30 June 2015	8,790,037	5.4%	3.8%

Source: Bloomberg

On a fully diluted basis, in addition to the 29.4% interest held by Brookfield Asset Management and its associates, Bank of Nova Scotia is also a substantial unitholder with a fully diluted holding of 7.3% of Brookfield Infrastructure units.

Brookfield Infrastructure has an active distribution reinvestment plan in which registered unitholders that are residents of Canada, the United States or Australia may participate.

[47]	Based on 163,291,436 undiluted units on issue and 231,199,630 fully diluted units on issue.

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5.7	Unit Price Performance

The following graph illustrates the movement in the Brookfield Infrastructure limited partnership unit price and trading volumes on the NYSE since July 2011:

Source: Bloomberg and Grant Samuel analysis

Over the last four years, Brookfield Infrastructure units have exhibited a generally upward trend, increasing from around US$25 in July 2011 to a closing high of US$46.54 in April 2015, largely driven by the increase in distributions per unit over this period.

The Brookfield Infrastructure unit price closed at US$44.51 on 29 June 2015, the last trading day prior to the announcement by Asciano that it had received an initial approach from Brookfield Infrastructure. The units initially continued to trade at around this level, but dropped to around US$41.00 in late July 2015 and subsequently traded in the range US$41-42.50, including following the announcement of its second quarter results for the three months ended 30 June 2015 on 5 August 2015. Since announcement of the Proposal on 18 August 2015 (17 August 2015 New York time), Brookfield Infrastructure units have traded down to around US$37-38.50, in part caused by the significant correction in global equities markets in late August 2015 as well trading ex-distribution from 28 August 2015. Brookfield Infrastructure units closed at US$38.46 on 23 September 2015.

Further discussion of Brookfield Infrastructure’s unit price performance is set out in Section 7.3 of this report.

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6	Valuation of Asciano

6.1	Summary

Grant Samuel has valued Asciano in the range A$8,209-9,168 million which corresponds to a value of A$8.42-9.40 per share. The valuation is summarised below:

Asciano - Valuation Summary (A$ millions)
	Section	Value Range
	Reference	Low	High
Pacific National	6.3	8,750.0	9,250.0
Patrick T&L48	6.4	2,300.0	2,500.0
BAPS[48]	6.5	900.0	1,000.0
Corporate costs (net of savings49)	6.6	(484.0)	(340.0)
Value of business operations		11,466.0	12,410.0
Other assets and liabilities	6.7	11.9	31.9
Enterprise value		11,477.9	12,441.9
Adjusted net borrowings as at 30 June 2015	6.8	(3,229.4)	(3,229.4)
Non-controlling interest in Autocare	6.9	(40.0)	(45.0)
Value of equity		8,208.5	9,167.5
Number of issued shares (millions)	3.6	975.4	975.4
Value per share		A$8.42	A$9.40

The valuation represents the estimated full underlying value of Asciano assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Asciano shares to trade on the ASX in the absence of a takeover offer.

Grant Samuel has valued Asciano by estimating the value of each of its business divisions, adjusting for the capitalised value of corporate costs, adding/subtracting other non-operating assets/liabilities and subtracting net borrowings.

The valuation of each of the business divisions is considered in more detail in Section 6.3 (Pacific National), Section 6.4 (Patrick T&L) and Section 6.5 (BAPS).

The values attributed to each of Asciano’s business divisions represent overall judgements having regard to a number of valuation methodologies and parameters, including capitalisation of earnings or cash flows (multiples of EBITDA and EBITA) and discounted cash flow (“DCF”) analysis.

The overall earnings multiples implied by the valuation of Asciano’s operating business are summarised below:

[48]	Includes Patrick T&L’s and BAPS’ interests in joint ventures and associates.

[49]	Corporate overhead cost savings (i.e. listed company and other costs) which are available to acquirers of 100% of the business (refer to Section 6.6 for details).

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Asciano – Implied Valuation Parameters
	Section Reference	Variable (A$ millions)	Range of Parameters
			Low	High
Multiple of underlying EBITDA (times)
Year ended 30 June 2015 (adjusted actual)	3.2, 6.2.6	1,117.3	10.3	11.1
Year ending 30 June 2016 (broker consensus)	Appendix 5	1,214.0	9.4	10.2
Multiple of underlying EBITA (times)
Year ended 30 June 2015 (adjusted actual)	3.2, 6.2.6	795.2	14.4	15.6
Year ending 30 June 2016 (broker consensus)	Appendix 5	849.0	13.5	14.6

The	valuation reflects the particular attributes of Asciano’s business and takes into account factors such as:

¡	the unique portfolio of rail and port/logistics assets owned by Asciano which would be extremely difficult to replicate;

¡	the comprehensive geographic coverage of both the rail and ports businesses;

¡	Asciano’s strong market position in its key markets;

¡	Asciano’s historical financial performance and track record of performance, particularly over the last five years;

¡	the significant proportion of rail revenue that comes from long term, take-or-pay coal haulage contracts;

¡	the long term growth expectations for container volumes and bulk export volumes underpinned by the potentially positive effects of free trade agreements;

¡	the pricing challenges facing both the rail and port businesses;

¡

the further upside still to be obtained from the business improvement program (A$55 million in savings are expected to be achieved in FY16) and the reinvestment in assets, particularly the automation of Port Botany (which only became operational in the second quarter of 2015);

¡	the relative levels of capital intensity in each of Asciano’s business divisions; and

¡	the subdued outlook for the global and domestic economies in the short term.

6.2	Methodology

6.2.1	Overview

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm’s length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses:

¡	capitalisation of earnings or cash flows;

¡	discounting of projected cash flows;

¡	industry rules of thumb; and

¡	estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

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6.2.2	Discounted Cash Flow

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including resources, and for the valuation of start-up projects where earnings during the first few years can be negative but it is also widely used in the valuation of established industrial businesses. Discounted cash flow valuations involve calculating the net present value of projected cash flows. This methodology is able to explicitly capture depleting resources, development projects and fixed terms contracts (which are typical in the resources sector), the effect of a turnaround in the business, the ramp up to maturity or significant changes expected in capital expenditure patterns. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream.

Considerable judgement is required in estimating future cash flows and it is generally necessary to place great reliance on medium to long term projections prepared by management. The discount rate is also not an observable number and must be inferred from other data (usually only historical). None of this data is particularly reliable so estimates of the discount rate necessarily involve a substantial element of judgement. In addition, even where cash flow forecasts are available, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (i.e. it is a “de facto” cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. Notwithstanding these limitations, discounted cash flow valuations are commonly used and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made.

Financial models for each of Asciano’s business operations have been developed by Grant Samuel based on the 10 year corporate model prepared by Asciano management. Grant Samuel has made adjustments to the 10 year corporate model to reflect its judgement on certain matters. The models developed by Grant Samuel allow the key drivers of revenues, costs and capital expenditure to be modelled. The models are based on a number of assumptions about future events and are subject to significant uncertainty and contingencies, many of which are outside the control of Asciano. Where relevant, a number of different scenarios have been developed and analysed to reflect the impact on value of various key assumptions relating to pricing, volumes, capital expenditure and other factors. However, these sensitivities do not, and do not purport to, represent the range of potential value outcomes for Asciano’s business operations. They are simply theoretical indicators of the sensitivity of the net present values derived from the DCF analysis.

The financial models are discussed in more detail in the following sections of this report. Appendix 1 sets out a detailed analysis of the selection of the discount rates assumed in the DCF analysis. The key general and specific operational assumptions underlying the DCF models are set out in Appendix 2.

6.2.3	Capitalisation of Earnings or Cash Flows

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of

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different earnings or cash flow measures including EBITDA, EBIT (or, in the case of Asciano, EBITA) or NPAT. These are referred to respectively as EBITDA multiples, EBIT multiples (or EBITA multiples) and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBIT (or EBITA) multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer but are also used extensively in sharemarket analysis.

Where an ongoing business with relatively stable and predictable cash flows is being valued, Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point.

Application of this valuation methodology involves:

¡

estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

¡

consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

While EBITDA multiples are commonly used benchmarks they are an incomplete measure of cash flow. The appropriate multiple is affected by, among other things, the level of capital expenditure (and working capital investment) relative to EBITDA. In this respect:

¡

EBIT (or EBITA) multiples can in some circumstances be a better guide because (assuming depreciation is a reasonable proxy for capital expenditure) they effectively adjust for relative capital intensity and present a better approximation of free cash flow. However, capital expenditure is lumpy and depreciation expense may not be a reliable guide. In addition, there can be differences between companies in the basis of calculation of depreciation; and

¡

businesses that generate higher EBITDA margins than their peer group companies will, all other things being equal, warrant higher EBITDA multiples because free cash flow will, in relative terms, be higher (as capital expenditure is a smaller proportion of earnings).

In determining values for Asciano’s business divisions, Grant Samuel has placed particular reliance on the EBITDA and EBITA multiples implied by the valuation ranges compared to the EBITDA and EBITA multiples derived from an analysis of comparable listed companies and transactions involving comparable businesses.

Determination of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

¡	economic factors (e.g. economic growth, inflation, interest rates) affecting the markets in which the company operates;

¡	strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;

¡	rationalisation or synergy benefits available to the acquirer;

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¡	the structural and regulatory framework;

¡	investment and sharemarket conditions at the time; and

¡	the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. While averages or medians can be determined it is not appropriate to simply apply such measures to the business being valued. The range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings. The most important part of valuation is to evaluate the attributes of the specific business being valued and to distinguish it from its peers so as to form a judgement as to where on the spectrum it appropriately belongs.

An alternative approach in valuing businesses is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies and it is necessary to adjust for this factor. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a “premium for control” to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically in the range 20-35%.

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average premium of 20-35% without having regard to the circumstances of each case. In some situations there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

Acquisitions of listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates) and market structures (competition etc.) and the regulatory framework. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

6.2.4	Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used as a “cross check” of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. Grant Samuel is not aware of any commonly used rules of thumb that would be appropriate to value Asciano’s business divisions. In any event, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

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6.2.5	Net Assets/Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in Asciano’s case.

6.2.6	Valuation Approach for Asciano

Valuation of Business Operations

Grant Samuel’s valuation of Asciano has been estimated by aggregating the estimated market values of its business divisions (on a “control” basis) together with the realisable value of non-trading assets and deducting external borrowings and non-trading liabilities. The values of the business divisions have been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

Both DCF analysis and earnings multiples have been used to estimate the value of the business divisions. The value ranges selected are judgements derived through an iterative process. The objective is to determine values that are consistent both with the market evidence and fit with the output of the DCF analysis.

Specific aspects of the valuation methodology adopted by Grant Samuel include the following:

¡	each of Asciano’s three business divisions has been valued separately. While there is a certain amount of cross selling and interaction between the business divisions:

•	they are structured and operated as separate businesses;

•

growth in the Australian economy is a common key driver across the group but there are different drivers for the business divisions, particularly Pacific National, given its significant exposure to long term, take-or-pay coal haulage contracts (which represent approximately 50% of Pacific National’s revenue). As a result, the business divisions do have different outlooks;

•

while the group is capital intensive, the business divisions are at different stages in their capital cycles. In particular, Patrick T&L has only recently completed the automation and redevelopment of Port Botany and is yet to achieve the full benefits from this investment. In contrast, a large proportion of Pacific National’s growth capital expenditure is only incurred once a haulage contract has been secured;

•

transaction evidence is available for each of the business divisions. There have been numerous transactions in the North American rail transport sector (which has a similar structure to the Australian rail transport sector) that provide some guidance for the valuation of Pacific National. While it is arguably more difficult to separate the container terminal activities of Patrick T&L and the other port freight and logistics activities of BAPS, there is transaction evidence for each of these activities; and

•	there are a number of listed companies comparable to each of the business divisions;

¡

EBITA rather than EBIT has been utilised in the earnings multiple analysis. This is particularly relevant for Pacific National as its EBIT is distorted by amortisation of customer contracts and relationships as a result of acquisitions. There is also some amortisation of customer contracts and relationships in BAPS. There is no amortisation relating to acquisitions in Patrick T&L (so there is no distinction between EBITA and EBIT); and

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¡	synergies achievable by acquirers of Asciano have been considered but it needs to be recognised that:

•	normal valuation practice is to include a value for synergies that are common across multiple acquirers but to exclude those that are unique to a particular acquirer; and

•

where earnings multiples from comparable transactions are a primary reference point adding synergies to earnings would potentially double count them as the multiples from the other transactions are usually based on “standalone” earnings (either reported or forecast) and the value of synergies is therefore reflected in the multiple (i.e. the transaction multiple would be lower if based on earnings including synergy benefits).

Earnings for Valuation Purposes

Grant Samuel has considered implied multiples of EBITDA and EBITA for the year ended 30 June 2015 (historical) and the year ending 30 June 2016 (forecast).

Asciano has not provided any specific guidance in relation to earnings for the year ending 30 June 2016 and the directors have decided not to include any forecasts in the Scheme Booklet. Accordingly, the multiples implied by the valuation of Asciano’s business divisions are based on broker consensus forecasts for Asciano’s business divisions (refer to Appendix 5 for details).

Certain adjustments have been made to the historical earnings to remove the impact of one-off items that distort the underlying earnings of Pacific National and BAPS (i.e. net gains from the sale of property, plant and equipment):

Adjustments to Reported FY15 Earnings for Valuation Purposes (A$ millions)
Year ended 30 June 2015	Reported Underlying EBITDA	Gain from sale of PPE[50]	Adjusted Underlying EBITDA	D&A51	Adjusted Underlying EBITA

Pacific National	846.0	(4.9)	841.1	(220.7)	620.4

Patrick T&L	213.1	-	213.1	(55.2)	157.9

BAPS	113.9	(19.8)	94.1	(29.3)	64.8

Corporate	(31.0)	-	(31.0)	(16.9)	(47.9)

Asciano	1,142.0	(24.7)	1,117.3	(322.1)	795.2

Source: Asciano and Grant Samuel analysis

In addition, the contribution from associates and joint ventures in Patrick T&L and BAPS has been included in the earnings used to calculate the implied multiples and has also been included in the cash flows for the DCF analysis:

Contribution from Associates and Joint Ventures Included in Earnings (A$ millions)
Year ended 30 June 2015	NPAT from Associates	Adjusted Underlying EBITDA		Adjusted Underlying EBITA
		excluding associates	including associates	excluding associates	including associates

Pacific National	-	841.1	841.1	620.4	620.4

Patrick T&L	1.3	211.8	213.1	156.6	157.9

BAPS	14.5	79.6	94.1	50.3	64.8

Corporate	-	(31.0)	(31.0)	(46.5)	(47.9)

Asciano	15.8	1,101.5	1,117.3	779.4	795.2

Source: Asciano and Grant Samuel analysis

[50]	PPE = property, plant and equipment.

[51]	D&A = depreciation and amortisation (excluding amortisation of customer contracts and relationships).

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While technically, it is the proportionate interest in EBITDA, EBITA, cash flow and net debt from associates and joint ventures that should be included in the earnings and DCF analysis (rather than the NPAT), this information was not readily available from Asciano. In any event:

¡	the impact is not material for Patrick T&L (with the contribution from associates representing less than 1% of EBITDA and EBITA); and

¡

in the case of BAPS, where the contribution is more significant (15% of EBITDA and 20% of EBITA) the major joint venture is Port of Geelong Unit Trust, which does not pay tax so there is less distortion. In addition, for consistency, because an “after interest” contribution is included in the earnings and cash flows, Grant Samuel has not included Asciano’s share of associates’ net borrowings in the valuation.

The approach is consistent with that adopted by the majority of brokers. Where contribution from associates has been shown separately by brokers, Grant Samuel has added this contribution to the forecast EBITDA and EBITA.

6.3	Value of Pacific National

6.3.1	Summary

Grant Samuel estimates the value of Pacific National to be in the range A$8,750-9,250 million.

6.3.2	Discounted Cash Flow Analysis

The DCF model for Pacific National forecasts nominal after tax cash flows from 1 July 2015 to 30 June 2025, a period of 10 years, with a terminal value calculated to represent the value of cash flows in perpetuity. Discount rates (weighted average cost of capital) in the range 8-9% have been used. The rationale for selection of this discount rate is set out in Appendix 1. A corporate tax rate of 30% has been assumed.

The DCF model has discrete assumptions for Pacific National’s Queensland and New South Wales/Victoria bulk businesses and its national intermodal business. Each of the bulk businesses is also split between coal and other bulk. This allows for different volume and price profiles, margins and capital expenditure patterns.

The DCF analysis considers a number of different scenarios. Scenario A is based on the strategic plan and projections for Pacific National prepared by management. It assumes:

¡	no new coal contracts (other than the already executed QCoal contract) and current contracts roll over on similar terms except for known step-down of customer contracts and known mine closures;

¡

other bulk volumes achieve very modest increases in volume, primarily due to improved grain volumes with steel volumes estimated to be relatively flat and declines in automotive offset by growth in containerised freight. Prices are forecast to increase at slightly less than inflation on average; and

¡	intermodal market share remains stable with movement in volumes in line with real GDP growth and less than inflation increases in price.

The key general and specific operational assumptions underlying Scenario A are set out in Appendix 2.

As with any long term projections, there are inherent uncertainties about future events and outcomes and small changes in certain assumptions can have disproportionate impacts on the calculated values. The DCF model is based on a large number of assumptions which

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are subject to significant uncertainty, many of which are outside the control of Pacific National, including:

¡	global economic activity and global demand for coal and other bulk resources and agricultural products. In particular:

•	growth in emerging markets including India and China and the impact of this growth on demand for Australian coal exports; and

•	the impact of renewable/lower emission energy alternatives on demand for thermal coal;

¡

customer demand for rail services (to the extent that Pacific National’s revenue protection mechanisms in contracts do not protect revenue against volume shortfalls) and counterparty risk. For example, the impact of:

•	sustained low coal prices on the viability of existing mines, small miners and the expansion plans of miners;

•	weather patterns on the ability to mine coal and on agricultural cycles and volumes; and

•	exchange rates on coal mine viability and competitiveness;

¡

infrastructure capacity, productivity and reliability and ongoing investment by third parties in below rail infrastructure, port capacity and other critical links in the coal export supply chain to support growth in demand for coal export volumes and minimise capacity constraints and disruptions;

¡

competition from other above rail operators (e.g. resulting in loss of major customers or an inability to renew contracts on the same or more favourable terms) and alternative transport modes (e.g. road and coastal shipping);

¡	Australian economic growth and population growth and the domestic construction cycle; and

¡

competition for access to labour (e.g. skills shortages in mining related sectors and the impact on wages inflation) and industrial relations activity (e.g. strikes, industrial action or failure to resolve a material dispute with labour unions).

As a result of these uncertainties, there is a range of potential outcomes that could occur, both positive and negative (and an even greater number of possible combinations of those outcomes). Accordingly, Grant Samuel has considered a number of scenarios that analyse the impact of possible variations in some of the factors outlined above.

Each scenario assumes as a starting point that the FY16 budget is achieved. Longer term assumptions have been made by Grant Samuel with reference to Asciano’s strategic plan following discussion with Asciano management. A description of each scenario is outlined in the table below:

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Pacific National - DCF Scenarios
Scenario	Description

Scenario A	No new coal contracts and current contracts roll over on similar terms except for known step-down of customer contracts and known mine closures, other bulk volumes achieve very modest increases in volume (primarily due to improved grain volumes) and price (less than inflation on average) and intermodal market share remains stable with movement in volumes in line with real GDP growth and slightly less than inflation increases in price.

Scenario B	Scenario A except that a major coal customer is lost from FY17.

Scenario C	Scenario A except that a new major coal contract is awarded in FY21 (including the associated capital expenditure).

Scenario D	Scenario A except that there is higher growth in intermodal volumes from FY17 (with no requirement for additional capital expenditure).

Scenario E	Scenario A except that there is no growth in prices from FY21 onwards.

Grant Samuel’s selected value range of A$8,750-9,250 million for Pacific National’s business operations reflects a subjective balancing of the scenarios. The NPV outcomes are depicted diagrammatically below:

The range of net present values produced by the scenarios is wider than the value range Grant Samuel has placed on Pacific National’s business operations of A$8,750-9,250 million. Grant Samuel’s range covers the majority of the values produced by the DCF analysis, straddling the values produced by Scenarios A, C, and D and incorporating the values produced by Scenario B. Only Scenario E is outside the value range. Grant Samuel has considered the outcome of all of the scenarios in determining its value range for Pacific National’s business operations. However, it should be noted that:

¡

Scenario A reflects a relatively conservative view of future global and domestic economic growth and demand for export coal. This outlook is appropriate given current subdued economic conditions. In Grant Samuel’s view, there is the potential for upside from Scenario A (in terms of volume and price) and this is reflected in the value range selected;

¡

Scenarios B to D show the impact on value of significant changes in prices and volumes. The impact of Scenario B is greater than the impact of Scenario C as the loss of a major customer in Scenario B is assumed to occur in FY17 whereas the new

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major contract is not assumed until FY21 (and involves incurring additional capital expenditure). In Grant Samuel’s view, the timing of these scenarios is appropriate given current subdued global economic conditions. However, given the long term, take-or-pay nature of Pacific National’s coal contracts and its relatively low counterparty risk (most of Pacific National’s customers are large, well established Australian or multinational mining companies), Grant Samuel considers the loss of a major contract in the short term to be less likely than the potential to win a new contract as economic conditions improve in the medium term and this view is reflected in the value range selected for Pacific National incorporating the top end of Scenario B but straddling the Scenario C range of values. The price increases assumed in Scenario D are arguably aggressive as they commence from FY17 but this is countered by the value range selected straddling the lower half of the values produced by this scenario; and

¡

an inability to achieve any price increases across coal, other bulk and intermodal from FY21 (Scenario E) has a significant negative impact on value. This is an extreme scenario as it does not reflect the contractual escalation in prices that is built in to coal haulage contracts and does not make any allowance for mitigating actions that Pacific National would take if it became apparent that this type of scenario may eventuate. While it is possible that there may be periods of flat pricing in the future (e.g. reduced demand for rail services, increasing competitiveness of alternative forms of transport), in Grant Samuel’s opinion, it is unlikely that Pacific National would continue to operate indefinitely in this environment without responding.

Taking these factors into account, Grant Samuel believes that the values produced by the DCF analysis support a range of values for Pacific National’s business operations of A$8,750-9,250 million.

6.3.3	Earnings Multiple Analysis

Transaction Evidence

Appendix 4 contains an analysis of the earnings multiples implied by acquisitions of rail transport businesses globally over the last seven years. The following charts summarise the historical and forecast EBITDA multiples:

Source:  Grant Samuel analysis (refer to Appendix 4)

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Source:	Grant Samuel analysis (refer to Appendix 4)
Note:	1.	Includes net cost savings. The implied EBITDA multiple excluding these cost savings would be higher.
	2.	Median excludes the Arkansas Division of Pinsly Railroad Company.

The following charts summarise the historical and forecast EBITA multiples:

Source:  Grant Samuel analysis (refer to Appendix 4)

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Source:  Grant Samuel analysis (refer to Appendix 4)

The analysis indicates median multiples of 8.4 times forecast EBITDA and 12.5 times forecast EBITA. The median historical multiples are higher at around 12 times historical EBITDA and 18 times historical EBITA.

However, these median multiples do not necessarily reflect “benchmark” multiples:

¡	the transactions have taken place at a wide range of multiples:

•	5.9-33.8 times historical EBITDA and 9.2-36.3 times historical EBITA; and

•	7.3-9.7 times forecast EBITDA and 10.2-17.3 times forecast EBITA.

The range reflects the individual circumstances of each transaction including the nature of activities (in particular the mix of business – general freight, commodities etc), market position and operating performance. In this respect:

•

the relatively low multiples implied by Genesee & Wyoming’s acquisition of Freightlink in June 2010 (forecast EBITDA multiple of 8.0 times and forecast EBITA multiple of 10.2 times) reflect the fact that it was in receivership at the time it was acquired; and

•

the very high multiples implied by the acquisition of Florida East Coast Industries, Inc (“FECI”) should be discounted as they reflect a blended multiple for FECI’s commercial real estate operations (approximately 42% of revenue) and its regional rail freight operations (approximately 58% of revenue);

¡

the historical multiples show considerably more variation in range than the forecast multiples. Given this variation (and the fact that historical multiples reflect past performance), more weight should be placed on the forecast multiples;

¡

EBITDA multiples in particular need to be interpreted with caution as there can be substantial differences between companies in terms of capital intensity. This is particularly the case for the North American transactions, which generally involve the acquisition of above rail and below rail operations. Below rail operations are extremely capital intensive. In this respect, EBITA multiples may be a better metric to consider;

¡

where acquisitions were complementary to the acquirer’s existing operations, significant synergies were generally expected to be achieved. In particular, the November 2014 acquisition of the Arkansas Division of Pinsly Railroad Company of

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Westfield, Massachusetts at 7.4 times forecast EBITDA included cost savings. The implied multiple excluding these cost savings would have been higher; and

¡

most of the acquisitions are considerably smaller than Pacific National. In this regard the market evidence indicates that larger transactions generally take place at higher multiples than smaller transactions. The larger transactions such as the February 2015 acquisition of Freightliner and the July 2012 acquisition of RailAmerica occurred at forecast EBITDA multiples of around 9-10 times and forecast EBITA multiples of 13-13.5 times.

The November 2009 acquisition of the remaining 77.4% interest in Burlington Northern Santa Fe Corporation (“Burlington Northern”) by Berkshire Hathaway, Inc (“Berkshire Hathaway”) is the largest rail transport transaction with an implied 100% enterprise value of US$43.6 billion. This transaction took place at relatively low multiples (given its size) of 8.5-9.0 times EBITDA and 12-13.5 times EBITA. However, there are a number of reasons why a higher price may not have been paid:

•	Berkshire Hathaway already owned a 22.6% interest in Burlington Northern so the likelihood of a successful alternative offer was limited;

•

the acquisition was leveraged to an improving United States economy. At the end of 2009, the United States was just starting to emerge from the economic downturn caused by the global financial crisis and the timing and strength of any recovery was uncertain. Rail companies had been hit hard by the global financial crisis and this was reflected in their share prices at the time (the Berkshire Hathaway offer was a 31% premium to Burlington Northern’s closing share price prior to the announcement of the offer);

•	the offer price was a mixture of cash and scrip which meant that Burlington Northern shareholders could retain exposure to any upside in the rail business; and

•	Berkshire Hathaway had no existing rail interests so there were no synergies from the transaction.

Sharemarket Evidence

Appendix 3 contains an analysis of the earnings multiples implied by the share prices as at 31 August 2015 for a selection of primarily North American “Class 1” peers. The following charts summarise the historical and forecast trading EBITDA multiples:

Source: Grant Samuel analysis (refer to Appendix 3)

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Source:  Grant Samuel analysis (refer to Appendix 3)

The following charts summarise the historical and forecast trading EBITA multiples:

Source:  Grant Samuel analysis (refer to Appendix 3)

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Source:  Grant Samuel analysis (refer to Appendix 3)

The following factors are relevant to consideration of the comparable company multiples:

¡	the multiples for the listed entities are based on share prices and therefore do not include a premium for control;

¡

Aurizon is the most comparable company to Pacific National. It is Pacific National’s major competitor, particularly in bulk haulage (and especially the bulk haulage of coal). Aurizon is trading at historical multiples of 9.0 times EBITDA and 13.8 times EBITA and forecast multiples of 8.4 times EBITDA and 12.8 times EBITA. However:

•

there are still considerable transformational improvements expected to be achieved at Aurizon (following its sale by the government via an initial public offer in late 2010). Aurizon reported an operating ratio[52] of 74.3% in FY15 and is targeting a 70% operating ratio by FY18;

•

Aurizon has above rail and below rail activities (the below rail activity is ownership of the Queensland Central Coal Network). Below rail activities have greater capital intensity than above rail activities. This is reflected in Aurizon’s higher sustaining capital expenditure of A$500-600 million per year or 34-40% of FY15 EBITDA (compared to Pacific National’s A$200 million per year or 24% of EBITDA) and would be expected to constrain Aurizon’s trading multiples given the regulated nature of the below rail operations. However, these regulated returns have also provided underlying growth in earnings when above rail volumes have been flat (e.g. in FY15); and

•	Aurizon’s high yield (FY15 dividend payout ratio of 85%, albeit not fully franked) together with its ongoing share buyback are likely to be helping to support its share price;

¡	VTG primarily operates in Europe, although its logistics division operates globally. VTG’s historical multiples have not been included in the charts above as it completed

[52]	Operating ratio is 1 – EBIT margin. The operating ratio is calculated using underlying revenue, which excludes interest income and significant items.

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a major acquisition in January 2015 and as a result, its historical multiples are not meaningful. VTG has a relatively low forecast EBITDA multiple of 7.0 times although its forecast EBITA multiple is more in line with its peers at 15.5 times, reflecting the capital intensity of its business;

¡

the North American comparable companies are owners of both above and below rail operations. Companies with below rail operations typically trade on lower EBITDA multiples than pure above rail operators due to the larger capital expenditure required to support track networks. In addition, these companies have other differentiating characteristics (compared to Pacific National) that would impact their trading multiples:

•	all (other than Genesee & Wyoming, which has a different business model) are significantly larger;

•	they are typically diversified across commodity and freight types (rather than being predominantly exposed to coal);

•	the average route length is longer, leading to higher asset utilisation, labour productivity and cost efficiencies; and

•	access to infrastructure is not regulated but is largely determined by private agreements with end users;

¡	the North American peers fall into two distinct clusters:

•

Canadian National, Canadian Pacific, Kansas City Southern and Genesee & Wyoming which are trading on higher multiples of 10-12 times EBITDA and 13-16 times EBITA. Reasons for these high multiples may include:

-	Canadian National operates at “best in class” margins (an operating ratio of less than 60%), network reach and service levels and has a balanced volume mix;

-

Canadian Pacific has undergone a significant restructuring over 2013-2014. Better service levels and a lower cost structure have resulted in improved operating performance and the company is well positioned to benefit from growth as the Canadian and United States economies recover;

-	Canadian National and Canadian Pacific also have exposure to Canadian cross border trade;

-

Kansas City Southern has unique leverage to Mexico’s economic growth and growing manufacturing sector, particularly for automobiles. Kansas City Southern has exposure to increasing cross border trade between the United States and Mexico as well as intermodal competition within Mexico; and

-

Genesee & Wyoming is a lower margin business (EBITDA margin of 33% and EBITA margin of 23.5%) but has a different operating model. It is geographically diversified with operations in the United States, Canada, the United Kingdom and Australia and is the only publicly traded company with a portfolio of short line railroads. Genesee & Wyoming is also a highly acquisitive company, with a strong track record of success; and

•	Union Pacific, CSX and Norfolk Southern, which are trading on lower multiples of 7.5-8.5 times EBITDA and 10-11 times EBITA:

-	these companies have greater exposure to the subdued coal market (~20% of revenue compared to 10% or less for the higher rated peers);

-	CSX and Norfolk Southern are lower margin businesses with EBITDA margins of 38-39% and EBITA margins of ~30% (compared to EBITDA margins of 45-48% and EBITA margins of 38-40% for Canadian National

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and Canadian Pacific and an EBITDA margin of 43% and an EBITA margin of 33% for Kansas City Southern); and

-

Union Pacific has high margins (an EBITDA margin of 45% and an EBITA margin of 37%) and exposure to cross border trade with Mexico but given its size and market share, it arguably has limited growth potential. In addition to its ~20% exposure to coal, it also has significant exposure to the shale oil and the decline in demand from these two commodities (after a period of strong growth) has resulted in Union Pacific having excess labour and equipment.

Implied Multiples for Pacific National

Based on the adjusted actual earnings set out in Section 6.2.6 and the broker consensus forecasts set out in Section 4.1 and Appendix 5, Grant Samuel’s value range of A$8,750-9,250 million implies the following multiples:

Pacific National – Implied Valuation Parameters
	Variable ($ millions)	Range of Parameters
		Low	High

Value range (A$ millions)		8,750.0	9,250.0

Multiple of underlying EBITDA (times)

Year ended 30 June 2015 (adjusted actual)	841.1	10.4	11.0

Year ending 30 June 2016 (broker consensus)	877.0	10.0	10.5

Multiple of underlying EBITA (times)

Year ended 30 June 2015 (adjusted actual)	620.4	14.1	14.9

Year ending 30 June 2016 (broker consensus)	646.3	13.5	14.3

The multiples implied by the valuation of Pacific National are generally higher than most transactions for which there is available evidence. There are no comparable transactions of a similar size to Pacific National. The vast majority of comparable transactions are considerably smaller than Pacific National, with the only large transaction, the acquisition of Burlington Northern, significantly larger than Pacific National. However, the market evidence does indicate that:

¡

larger transactions generally take place at higher multiples, the exception to this being Burlington Northern, where the implied multiples reflected specific circumstances at the time of the acquisition (refer to the comments on page 70 of this report); and

¡	for transactions that have been smaller in size than Pacific National, the evidence indicates multiples of 9-10 times forecast EBITDA and 13-13.5 time forecast EBITA.

In contrast, the implied multiples for Pacific National are lower than some of the comparable trading multiples, particularly the highly rated North American Class 1 rail operators. In Grant Samuel’s view, the most relevant comparable companies are:

¡

Aurizon, despite its greater capital intensity from ownership of below rail assets and its greater upside from continued transformational improvements. Aurizon is trading at a forecast EBITDA multiple of 8.4 times and a forecast EBITA multiple of 12.8 times; and

¡	the lower rated North American Class 1 rail operations, which have some similarities to Pacific National’s business in terms of:

•	exposure to coal markets, although the Class 1 rail operators have significantly greater overall diversification across commodity and freight types with only

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around 20% of revenue from coal whereas almost 50% of Pacific National’s revenue comes from coal haulage; and

•

comparable margins (38-39% EBITDA margins and ~30% EBITA margins compared to Pacific National’s 38% EBITDA margin and 28% EBITA margin). Pacific National is not as efficient as the higher rated Class 1 rail operators.

These Class 1 rail operators are trading at forecast EBITDA multiples in the range 7.4-8.4 times and forecast EBITA multiples in the range 9.8-10.7 times. These forecast multiples do not include a premium for control. However:

•

the forecast multiples are for the year ending 31 December 2015 (compared to Pacific National’s forecast multiples which are for the year ending 30 June 2016). Shifting the comparable trading multiples to a 30 June year end would result in lower trading multiples (in the region of 7-8 times forecast EBITDA and 9.5-10 times forecast EBITA); and

•	in considering these multiples, Pacific National’s significantly smaller size would need to be taken into account.

Pacific National has a number of characteristics that would justify higher multiples:

¡

its network of strategic assets, including the geographic coverage of its rail network and the strategic location of freight terminals and other infrastructure, would be difficult to replicate. This network is linked to Pacific National’s key end markets, including access to a number of ports (for export coal, grain and intermodal) as well as steel mills and power stations (for domestic coal);

¡	it has a leading market positon in all Australian rail freight transport sectors. It:

•	is the largest container freight rail haulage provider with a 70% market share (which has consistently been at this level since Aurizon entered the intermodal market in 2009);

•	has approximately 40% of the export coal rail haulage market;

•	carries 95% of steel carried domestically by rail; and

•	carries 80% of grain carried by rail.

All of Pacific National’s key markets are either duopolies or oligopolies and, as a result, pricing is relatively stable and margins are relatively high;

¡	established customer relationships. Pacific National has retained all except one of its top 10 customers over the last eight years;

¡

a significant proportion of its revenue is generated under either long term contracts (e.g. 5-7 year intermodal contracts with minimum volume commitments) or secure take-or-pay contracts (e.g. 10 year take-or-pay coal haulage contracts). These long term contracts also underpin capital investment as growth capital expenditure is only incurred once a new contract has been secured;

¡

barriers to entry are high as it is generally not feasible for a new entrant to build market share from scratch. The capital expenditure associated with winning a contract puts the incumbent in a good position to retain a contract at the end of its term (particularly as contract terms are generally ten years, whereas the life of the equipment is 20 years).

While Pacific National did enter the Queensland coal haulage market in 2009, this entry was underpinned by contracts with two major customers, Rio Tinto and Xstrata (now Glencore);

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¡

it has lower capital intensity compared to Aurizon and its North American peers. This would justify a higher EBITDA multiple although relative capital intensity is reflected in higher depreciation and amortisation so EBITA multiples should be comparable across businesses with different levels of capital intensity;

¡

rail is the most efficient form of transport over longer distances such as across Australia. Rail has approximately 90% of trade travelling across Australia on the East-West Corridor and Pacific National has approximately 70% of this intermodal market. Pacific National’s strength across the East-West Corridor is enhanced through strategically located terminals and the frequency of freight services provided (three trains/day, five days/week and daily express trains);

¡

there is the potential to expand Pacific National’s other bulk business in Queensland (currently only one customer), with the infrastructure already in place to service the coal haulage operations; and

¡

Pacific National’s customer focused business model differentiates it from its competitors and is a key driver of volume. Pacific National provides end-to-end solutions for customers, including frequent and specialised rail freight services as well as the provision of storage capacity. The National Operations Centre is expected to enhance the level of customer service from FY16.

On the other hand, there are a number of factors that would constrain the appropriate multiples for Pacific National:

¡

Pacific National has a significant exposure to international commodities markets, particularly coal. Coal haulage represents approximately 50% of Pacific National’s revenue. The outlook for global demand for coal is for lower growth than over prior years and will be impacted by:

•	growth in emerging markets and whether increasing demand for coal from India will offset the declining trend in China;

•	the development of renewable/lower emission energy alternatives to thermal coal.

Any reduction in global demand for coal will impact growth in demand for Australian coal exports and will have a flow on effect for Pacific National.

Demand for Pacific National’s rail haulage services will also be impacted by customer decisions (to the extent that Pacific National’s revenue protection mechanisms in contracts so not protect revenue against volume shortfalls). For example, sustained low coal prices could adversely impact the viability of existing mines, small miners and the expansion plans of miners;

¡

the key driver of other bulk and intermodal freight volumes is Australian economic activity, particularly the cyclical nature of the construction and manufacturing sectors. Real GDP growth is expected to be subdued in the short term (at 2-4% per year);

¡	Pacific National is also exposed to seasonal variations in grain volumes, which have been below historical levels in recent years (even ignoring the peak harvest in FY12);

¡

a significant proportion of Pacific National’s revenue comes from a small number of customers (less than 20 customers represent 80% of revenue). This customer concentration magnifies counterparty risk for Pacific National (i.e. the risk that a mine is shut down or put into “care and maintenance” as a result of which Pacific National suffers a loss of volume). However, this risk is mitigated to some extent as:

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•	the majority of Pacific National’s coal customers are multinational companies with investment grade credit ratings (e.g. Anglo American, BMC, Glencore, Rio Tinto and Idemistsu); and

•	the leading freight forwarding companies (e.g. Linfox and Toll) are Pacific National’s largest intermodal customers;

¡

there is the risk of competition from other forms of transport. In particular, road transport is more cost effective over short distances, as evidenced by rail’s low share of freight transport on the North-South Corridor of 30% (with the balance being transported by road). Road can also be attractive for other bulk freight in regional areas. The cost effectiveness of alternative forms of transport mean that Pacific National has limited pricing power on these shorter distances;

¡

FY16 is the final year of cost savings from the current business improvement program. While Pacific National expects to generate a further A$22 million in annual savings in FY16 (bringing the total savings over the five years of the program to A$175 million), it only expects to be able to generate incremental improvements in costs in subsequent years; and

¡

Pacific National has limited opportunities for significant growth. Given its high market share, there are no opportunities in the domestic market (which would be likely to face ACCC issues) and it is difficult to make offshore opportunities work given the lack of synergies with Pacific National’s current rail transport operations.

On balance, Grant Samuel believes that the multiples implied by the valuation of Pacific National of 10.0-10.5 times forecast EBITDA and 13.5-14.3 times forecast EBITA are appropriate.

6.4	Value of Patrick T&L

6.4.1	Summary

Grant Samuel estimates the value of Patrick T&L to be in the range A$2,300-2,500 million.

6.4.2	Discounted Cash Flow Analysis

The DCF model for Patrick T&L forecasts nominal after tax cash flows from 1 July 2015 to 30 June 2025, a period of 10 years, with a terminal value calculated to represent the value of cash flows in perpetuity. Discount rates (weighted average cost of capital) in the range 9-10% have been used. The rationale for selection of this discount rate is set out in Appendix 1. A corporate tax rate of 30% has been assumed.

The DCF model has discrete assumptions for the terminals business (for each of the four operations) as well as the various components of the logistics business. The model assumes the Fremantle lease is extended and that the expansion project takes place. The joint venture with ACFS is treated as an equity accounted associate.

The analysis considers a number of different scenarios. Under Scenario A, the business operates on an “as is” basis. It assumes:

¡

container volumes grow by approximately 3.5% per annum except for higher rates in the first two years (due to Port Botany ramp up) and lower rates in FY19 and FY20 (due to market share losses arising from the new entrant in Melbourne);

¡	no new contract wins; and

¡	prices are assumed to be flat in the first three years with modest price increases thereafter (1% or less) reflecting the impact of new entrants and excess capacity.

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The overall effect of these assumptions is that:

¡	terminal revenue growth is around 4% per annum in the first three years but falls below these levels in FY19 and FY20. After FY20 revenue growth is slightly above 4% per annum; and

¡

EBITDA margin improves from 35% in FY16 to 37% in FY17 reflecting additional benefits from Port Botany and continued margin improvement at Fisherman Islands. Margin improvements continue into the forecast period, reaching an EBITDA margin of 39% in FY25.

The key general and specific operational assumptions underlying Scenario A are set out in Appendix 2.

As with any long term projections, there are inherent uncertainties about future events and outcomes and small changes in certain assumptions can have disproportionate impacts on the calculated values. The DCF model is based on a large number of assumptions which are subject to significant uncertainty, many of which are outside the control of Patrick T&L, including:

¡	domestic and global economic cycles which impact exports and imports;

¡	changes to shipping alliances/consortia could change the structure of the potential customer base in either a positive or negative way;

¡	changes to the intensity of competition from other terminal operators;

¡	port privatisation and the potential for associated higher rent costs; and

¡	industrial relations activity – strikes, industrial action or failure to resolve a material dispute with labour unions may disrupt operations.

As a result of these uncertainties, there is a range of potential outcomes that could occur, both positive and negative (and an even greater number of possible combinations of those outcomes). Accordingly, Grant Samuel has considered a number of scenarios that analyse the impact of possible variations in some of the factors outlined above.

Each scenario assumes as a starting point that Scenario A is achieved. Longer term assumptions have been made by Grant Samuel with reference to Asciano’s strategic plan following discussion with Asciano management. A description of each scenario is outlined in the table below:

Patrick T&L - DCF Scenarios
Scenario	Description
Scenario A	No new customer wins. Market share losses in FY19 and FY20. Expenses include higher rent costs at East Swanson Dock and Fremantle following rent reviews.
Scenario B	Assumes Scenario A and new customer wins in FY16 with the full benefit of these wins in FY17.
Scenario C	Assumes Scenario B but prices grow at 0.25% per annum higher.
Scenario D	Assumes Scenario A but costs grow at 0.25% per annum above Scenario A.
Scenario E	Assumes Scenario A but with lower volume growth rates (generally by 2%) and lower growth in other revenue in FY16 and FY17.

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The NPV outcomes are depicted graphically below:

As discussed above, net present values from DCF analyses are subject to significant limitations and should always be treated with considerable caution. Grant Samuel’s selected value range of A$2,300-2,500 million represents a subjective balancing of the scenarios taking into account a range of factors. In particular, the following issues were considered relevant:

¡

the Australian container terminal market is mature, and while a new entrant in Sydney and Melbourne has had some success in gaining market share, it has, to date, been limited. However, the new competitors are owned by, or associated with, large international container port operators and it is possible that they will eventually become more effective competitors notwithstanding some structural disadvantages relative to Patrick T&L;

¡

the long term volume growth assumptions under Scenario A could be argued to be relatively conservative at 3.5% per annum. The BITRE has forecast growth (in TEUs) to 2032 in the order of 5% per annum. On the other hand:

•	other forecasters have lower growth rates;

•	there are factors adversely affecting volumes (miniaturisation, packing technologies);

•	increased use of 40 foot containers would result in the number of lifts running at levels below TEU growth;

•	market share gains by new entrants would mean that Patrick T&L grows at less than the overall market; and

•

while there can be confidence that long term market volume growth will be reasonably strong, there is a significant risk that, given various issues afflicting the global economy at present, volumes will be subdued over the shorter term (say the next 2-3 years);

¡	the increasing competition and the excess container handling capacity that exists along the east coast of Australia suggests that significant price increases will be challenging; and

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¡

the increased level of automation reduces risks around labour costs (and increases operating leverage) but there are risks in other operating costs. While increases in rent costs are assumed both at East Swanson Dock and Fremantle, these have not been settled and could be different than assumed.

6.4.3	Earnings Multiple Analysis

Transaction Evidence

There have been few transactions involving pure container port operators in recent years. Appendix 4 contains an analysis of the earnings multiples implied by selected acquisitions globally since 2008. The data excludes the recent privatisations of major Australian ports (e.g. Port of Brisbane, Port Botany/Port Kembla) as these are very different businesses. They are responsible for the general operations of the port (earning navigation and berthage fees) and are also effectively “landlords” leasing out industrial property at the ports to terminal operators and others which explains the very high EBITDA multiples involved in these transactions (underpinned by the scope for rental increases). In contrast, Patrick T&L is the lessee and has very different risk and return characteristics (such as volume and competition risks and relatively heavy capital expenditure requirements).

The following charts set out the historical EBITDA and EBITA multiples for those transactions:

Source: Grant Samuel analysis (refer to Appendix 4)

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Source: Grant Samuel analysis (refer to Appendix 4)

It is dangerous to place any significant degree of reliance on medians of these data points as the transaction multiples demonstrate a very wide range of outcomes (7.6-12.7 times historical EBITDA and 9.5-15.4 times historical EBITA) and there is limited data to provide meaningful multiples of forecast earnings.

In addition:

¡

EBITDA multiples in particular need to be interpreted with considerable caution as there can be very substantial differences between companies in terms of capital intensity (as evidenced through the proportion of EBITDA consumed by depreciation/capital expenditure);

¡	EBITA multiples also need to be interpreted with caution as there can be substantial timing differences in the capital spend of different companies. This can lead to distorted EBITA multiples;

¡

the two European transactions, NCC Group and Global Ports, involve container terminal operators in Russia, which at the time of the transactions was becoming more integrated with the global economy and was considered a high growth region;

¡

although the acquisition of a 37.5% interest in Global Ports by APM Terminals reflects a non controlling (albeit strategic) interest, APM Terminals and the vendor of the interest, Transportation Investments Holdings Limited, became equal controlling partners in Global Ports (with an aggregate 75% interest);

¡

the multiples implied by the acquisition of NCC Group include earnings for a 50% interest in a newly developed container terminal which was in start up phase. If this asset is excluded from enterprise value and earnings, the implied multiples for NCC Group’s core business are in line with APM Terminal’s acquisition of a 37.5% interest in Global Ports; and

¡	the Australian transactions occurred at multiples higher than the European transactions but the following should be noted:

•

DP World Australia was the largest container terminal operator in Australia with operations (at the time) across the five largest container ports. The sale of a 75% interest in DP World Australia was a key step in the strengthening of DP World

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Limited’s financial position following the global financial crisis. The acquirer was a financial investor and DP World Limited retained a 25% interest and entered into long term management arrangements for DP World Australia’s ports. The transaction occurred at a time of relatively strong container volume growth following the downturn in 2008 and 2009;

•	the forecast EBITDA multiple for DP World Australia was 11.5 times (compared to 12.7 times historical); and

•

the acquisition of the remaining 60% interest in Adelaide Container Terminal occurred under shareholder arrangements as a consequence of the change of control event for DP World Australia. It is unclear if the price paid reflects a full control value. In any event, the acquirer was the sole South Australia port operator, Flinders Ports, and cost synergies were expected from full ownership of the terminal.

Sharemarket Evidence

Appendix 3 contains an analysis of the earnings multiples implied by share prices as at 31 August 2015 (except COSCO Pacific which is at 7 August 2015, being the day prior to trading was suspended pending announcement of a potential transaction) for a selection of listed container port operators. The following charts summarise the historical and forecast trading EBITDA multiples:

Source: Grant Samuel analysis (refer to Appendix 3)

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Source: Grant Samuel analysis (refer to Appendix 3)

The following charts summarise the historical and forecast trading EBITA multiples:

Source: Grant Samuel analysis (refer to Appendix 3)

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Source: Grant Samuel analysis (refer to Appendix 3)

The following factors are relevant for consideration of the comparable listed company multiples:

¡	the multiples for the listed entities are based on share prices and therefore do not include a premium for control;

¡	the scale and range of activities of each of the operators is diverse:

•	DP World is one of the world’s largest container port operators with operations at more than 65 terminals handling around 60 million TEU per annum;

•

ICTS and COSCO Pacific operate in around 20 countries worldwide. While ICTS has an emphasis on high growth, emerging markets in Asia and Latin America, Chinese ports account for around 85% of COSCO Pacific’s volume;

•

Hutchison Port Holdings Trust (“Hutchison Trust”) is more narrowly focussed on specific regions of China (i.e. Hutchison Trust in Hong Kong and Shenzhen (immediately north of Hong Kong)) and handles around 67 million TEU;

•	Global Ports is the leading container terminal operator serving Russian cargo flows, operating 10 container terminals with 2.7 million TEU of container throughput; and

•

Hamburger Hafen and EUROKAI are German companies with essentially mature activities. Hamburger Hafen is focussed on the Port of Hamburg and its hinterland with container operations handling around 7.5 million TEU but 40% of its revenue is derived from logistics and transport services. EUROKAI’s consolidated activities are focused in Italy (5.1 million TEU) but it also owns a 50% interest in EUROGATE, Europe’s leading container terminal operator with throughput of around 9.7 million TEU;

¡

all of the companies have limited free float, which can distort the underlying multiple. The free floats of DP World, Global Ports and EUROKAI are around 20-25% while the others fall in the range of 30-50%;

¡	some companies contain other significant business units. For example:

•	COSCO Pacific has a container leasing business that generates approximately 25% of revenue (broker’s point to underperformance in this business as a reason for lower trading multiples); and

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•	around 40% of Hamburger Hafen’s revenue is from hinterland transport systems and logistics services (which may explain its lower multiples relative to its European peers);

¡

companies such as EUROKAI, COSCO Pacific and Global Ports have large investments in joint ventures and associates which are equity accounted. Even after making adjustments to EBITDA using market value of earnings and adjustments to enterprise value using book value of investments there can be distortion of multiples (as the market value of investments, which are unknown, may be materially different to the book values);

¡	companies that own and operate ports generally trade on higher multiples given the greater stability of revenues and high margins; and

¡

companies that are exposed to high growth markets are likely to be trading at higher multiples. The European operators (e.g. EUROKAI, Hamburger Hafen) are trading around 6-8 times forecast EBITDA. In contrast, the businesses with substantial emerging markets operations (e.g. DP World, ICTS and Hutchison Trust) are generally trading at around 10-12 times forecast EBITDA.

Implied Multiples for Patrick T&L

Based on the adjusted actual earnings set out in Section 6.2.6 and the broker consensus forecasts set out in Section 4.2 and Appendix 5, Grant Samuel’s value range of A$2,300-2,500 million implies the following earnings multiples:

Patrick T&L – Implied Valuation Parameters
	Variable	Range of Parameters
	(A$ millions)	Low	High

Value range (A$ millions)		2,300.0	2,500.0

Multiple of underlying EBITDA (times)

Year ended 30 June 2015 (adjusted actual)	213.1	10.8	11.7

Year ending 30 June 2016 (broker consensus)	247.0	9.3	10.1

Multiple of underlying EBITA (times)

Year ended 30 June 2015 (adjusted actual)	157.9	14.6	15.8

Year ending 30 June 2016 (broker consensus)	168.0	13.7	14.9

In Grant Samuel’s opinion, the multiples are reasonable relative to the market evidence and considering the specific characteristics of Patrick T&L’s business. The implied EBITDA multiples for Patrick T&L (circa 11-12 times historical, 9-10 times forecast) are well above those applying to listed European container port operators even allowing for a premium for control. They are below or in line with the global operators and Hutchison Trust. After allowing for a premium for control, Patrick T&L is valued at a significant discount but this is to be expected given the differences in the growth outlook and the factors considered below. Comparison to recent transactions is difficult given the limited data set and the particular circumstances applying in each of those transactions. Arguably, the implied multiples sit somewhere in the middle of the available evidence which is appropriate in view of the attributes of the Patrick T&L business.

There are a number of positive factors that would support higher multiples:

¡	Patrick T&L is extremely well positioned within the Australian container terminals industry. It:

•	has a national market share of 48% for FY15 (based on contracted lifts);

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•

is benefitting from its substantial investment in automation at Fisherman Islands and Port Botany which gives it the best quality physical infrastructure and a material operating cost advantage relative to its peers;

•	scores significantly better than the competitors in surveys of service levels (underpinned by having the only fully integrated national operations centre);

•	has an advantageous physical footprint at Port Botany; and

•	has substantial spare capacity to meet long term growth, particularly at Port Botany;

¡

the new entrant at Fisherman Islands and Port Botany has failed to take material market share. More generally, apart from the other new entrant that will start at Port of Melbourne from 2017, the barriers to entry mean that the prospects of additional new competition are remote;

¡	the business has a recent track record of winning new contracts that have strengthened market share and its cost advantages will help it win business in a competitive market;

¡

the long term outlook is for reasonable container volume growth. While it is unlikely to match the levels seen over the past two decades, containerised freight will continue to benefit from increasing trade flows (particularly if the recently agreed free trade agreements deliver the promised gains). Most forecasts vary between 4% and 5% per annum growth in TEU volumes;

¡	beyond FY16 there are several factors that should contribute to earnings growth:

•	the full benefits from the automation project at Port Botany. While much of this benefit is expected to be realised in FY16 there will be additional flow through in FY17; and

•	improved performance in logistics (50% owned) following the merger of Patrick T&L’s metro logistics business with ACFS;

¡

with the completion of the Port Botany automation project, cash flow generation will improve dramatically. Apart from the potential upgrade/expansion at Port of Fremantle (A$250 million over FY17-19), capital expenditure is expected to settle at around A$60-70 million per annum. This represents only approximately 25-30% of EBITDA; and

¡	well established, high quality port assets with the scale of Patrick T&L are relatively rare acquisition opportunities.

On the other hand, there are several factors that will constrain the multiple that is appropriate for the business:

¡	the reality is that, despite some volume growth over the last four years performance has been flat. Earnings in FY15 were:

•	less than they were in FY12; and

•	only approximately 5% above FY13 at the EBITA level;

¡

Patrick T&L already has a position at the four largest container ports in Australia. Growth options, except by way of offshore merger and/or acquisition, are minimal. It is effectively limited to its current footprint. Potential future transactions are not part of the current value of the business;

¡

Patrick T&L already has a national market share of approximately 48%. This will be difficult to increase materially. In fact, it is likely to decline and Patrick T&L’s volumes will probably grow at a lesser rate than the market as a whole over the longer term. Both of the new entrants face certain structural disadvantages and Hutchison has had limited success to date. However, both are well resourced and associated with global operators. Despite initial difficulties, ultimately they are likely to become more effective competitors (for example, any affiliation between Hutchison, VICT and

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Qube could represent a significant threat). In this context, Patrick T&L does have a competitive disadvantage to all of the others through its lack of a global network (for dealing with global shipping lines or consortia);

¡

the new entrants, coupled with the significant excess capacity across the industry from Brisbane to Melbourne, means that pricing may come under significant pressure over the next few years. Price gains, which will be critical to earnings growth, will be very hard won;

¡	the scope for further cost savings through business improvement programs is now much more limited. Most of the “low hanging fruit” has been picked;

¡

there is a risk (albeit relatively small) that the Port of Fremantle lease is not extended beyond 2017 but, in any event, there are risks around likely rent increases at East Swanson Dock (Melbourne) and Port of Fremantle; and

¡

there is limited scope for material cost synergies available to an acquirer of the business (assuming none of the existing competitors were able to do so because of competition law restrictions). An acquirer with an existing global container port network may be able to generate some revenue synergies from its existing customer base but it would be unlikely that such benefits would be incorporated into an acquisition price given their much more uncertain nature (compared to cost savings).

6.5	Value of BAPS

6.5.1	Summary

Grant Samuel estimates the value of BAPS to be in the range A$900-1,000 million. The valuation assumes 100% ownership of Autocare (Asciano owns 80%). An adjustment (net of debt) for the 20% interest that Asciano does not own has been made separately (refer to Section 6.9).

6.5.2	Discounted Cash Flow Analysis

The DCF model for BAPS forecasts nominal after tax cash flows from 1 July 2015 to 30 June 2025, a period of 10 years, with a terminal value calculated to represent the value of cash flows in perpetuity. Discount rates (weighted average cost of capital) in the range 9-10% have been used. The rationale for selection of this discount rate is set out in Appendix 1. A corporate tax rate of 30% has been assumed.

The DCF model has discrete assumptions for each of Bulk Port Services, Autocare and C3 but it is a very high level model beyond FY16 and the outcomes need to be treated with considerable caution.

The analysis considers a number of different scenarios. Scenario A assumes the business operates on an “as is” basis. It assumes Bulk Port Services revenues grow in line with real GDP growth and modest increases in prices, Autocare volumes grow in line with population growth with prices increasing at just below inflation and C3 revenue grows in line with longer term log volume exports of 1.5% with the exception of higher growth in FY18 and FY19 as a result of early maturation of some of the harvestable wood in New Zealand. Bulk Port Services and Autocare expenses generally increase with inflation, with the exception of rent reviews. Labour costs make up over half of C3’s expenses and grow in line with revenue. The key general and specific operational assumptions underlying Scenario A are set out in Appendix 2.

As with any long term projections, there are inherent uncertainties about future events, many of which are outside the control of BAPS, including:

¡	non-containerised bulk freight growth, which is impacted by GDP growth, international bulk trade and any further shift towards containerisation of bulk freight;

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¡	opening and closing of industries or manufacturing plants that utilise the ports serviced by Bulk Port Services;

¡	changes to vehicle import levels as a result of production decisions by global manufacturers;

¡	changes to motor vehicle import laws;

¡	changes in Chinese demand for logs and wood products;

¡	timing of harvesting the New Zealand forests and the ability of the industry to manage significant increases in volume;

¡	changes to the competitive environment;

¡	rents charged by port owners; and

¡	special project work which is inherently unpredictable.

As a result of these uncertainties, there is a wide range of potential outcomes that could occur, both positive and negative (and an even greater number of possible combinations of those outcomes). Accordingly, Grant Samuel has considered other scenarios that analyse the impact of possible variations in some of the factors outlined above.

Each scenario assumes as a starting point that Scenario A is achieved. Longer term assumptions have been made by Grant Samuel with reference to Asciano’s strategic plan following discussion with Asciano management. A description of each scenario is outlined in the table below:

BAPS - DCF Scenarios
Scenario	Description
Scenario A	Steady market growth. No new contract wins.
Scenario B	Assumes Scenario A plus new customer wins in FY16 and FY17 in Bulk Port Services and C3.
Scenario C	Assumes Scenario A but EBITDA margins are 100bps higher/lower.

The NPV outcomes are depicted graphically below:

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As discussed above, net present values from DCF analyses are subject to significant limitations and should always be treated with considerable caution. Grant Samuel’s selected value range of A$900-1,000 million represents a subjective balancing of the scenarios taking into account a range of factors. In particular, the following issues were considered relevant:

¡

Scenario A assumes the BAPS business grows at market rates with only very modest changes in prices. The underlying premise is that BAPS is able to maintain its current market share in a highly competitive market. BAPS’ main competitor, Qube, has been successful in FY15 in winning new contracts and offers customers complete logistics solutions across the whole supply chain;

¡

Scenario B assumes a significant level of new business wins at slightly improved margins. These gains are premised on a successful restructuring of the logistics side of the business delivering a more complete and effective solution for customers. However, the competitive environment may be such that new business wins are secured at lower margins; and

¡

Scenario C examines the impact of changes in margin and it is important to note that approximately half of BAPS’ costs relate to labour. While there may be some minor efficiency gains, it is difficult for margin improvements to come from improvement in labour (without the spend required to automate some of the processes).

6.5.3	Earnings Multiple Analysis

Overview

BAPS is a relatively complex business made up of several distinct units that have very different market and competitive environments, economic drivers and outlooks. It is primarily a bulk port stevedoring and associated logistics business servicing diverse users across Australia and New Zealand but:

¡

part of the stevedoring business (C3) provides specialist services to the forestry industry in New Zealand and is largely dependent on forestry harvesting volumes. C3 also has a small non port related business servicing the forestry industry in selected parts of Australia;

¡	it manages entire ports (e.g. Port of Geelong) plus other specialist facilities (e.g. PMF); and

¡	Autocare, which processes and stores imported motor vehicles and delivers them (as well as locally manufactured vehicles) across Australia, is a specialist logistics business.

Accordingly, it is difficult (if not impossible) to find acquisitions of comparable companies or comparable listed companies to provide reliable valuation benchmarks.

The analysis set out in the following sections examines the parameters applying to a broad range of diversified and bulk ports, port services, logistics and other relevant businesses. Primarily, they are focused on non-containerised bulk operations that may also offer a complete logistics solution to customers. It is, however, important to recognise that in a number of cases the port businesses own and operate the whole port rather than provide stevedoring services in a competitive environment (although this is akin to Port of Geelong and certain other BAPS operations). To the extent relevant, the analysis also considers pure logistics companies where they are engaged in similar fields.

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Transaction Evidence

Appendix 4 contains an analysis of the earnings multiples implied by selected relevant acquisitions. The following charts summarise the historical and forecast EBITDA multiples and the historical EBITA multiples:

Source:    Grant Samuel analysis (refer to Appendix 4)

Note 1:    The low multiple is based on the base price for the acquisition. The high multiple allows for contingent consideration.

Source:    Grant Samuel analysis (refer to Appendix 4)

Note 1:    The low multiple is based on the base price for the acquisition. The high multiple allows for contingent consideration.

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Source:    Grant Samuel analysis (refer to Appendix 4)

Note 1:    The low multiple is based on the base price for the acquisition. The high multiple allows for contingent consideration.

The analysis shows a relatively consistent range for most transactions involving diversified/bulk ports of approximately 11-14 times historical EBITDA and 10-13 times forecast EBITDA. These relatively high multiples reflect a number of factors:

¡	most of the ports are of reasonably significant size. For example:

•	Forth Ports operates the third largest container terminal in the United Kingdom (Tilbury) as well as a group of regional ports across Scotland;

•	PD Ports owns and operates the Port of Tees and Hartlepool and is the third largest ports business in the United Kingdom; and

•	Euroports is one of the largest port operators in continental Europe;

¡

the companies generally own and operate the whole port. While some undertake stevedoring they also generate a relatively secure and stable income from a range of services including berthage and navigation charges, access and processing fees, storage fees, property lease income and other marine services; and

¡	a number of the transactions involved financial buyers and synergies were not a significant feature of the transaction.

The Port of Portland is a diversified port located on the Victorian coast. It is broadly similar in size and operations to a number of the ports at which BAPS operates. However, in addition to stevedoring (Qube also operates at the port) it also manages the entire port.

Little weight should be place on some of the other port transactions:

¡	Lyttleton Port had been significantly damaged by the Christchurch earthquake and was acquired by Christchurch City, in part, to facilitate redevelopment; and

¡	Primorsk is a Russian oil port operator and the transaction was part of a larger restructuring of ownership in the acquirer.

In contrast, the stevedoring and logistics transactions show much lower multiples, in the order of 5-7 times EBITDA. These low multiples are likely to reflect:

¡	the competitive nature of stevedoring activities (at least compared to port management); and

¡	their relatively small scale.

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Nevertheless, they are useful benchmarks as C3 is part of BAPS and ISO Limited (which was acquired by Qube at a forecast EBITA multiple of 6.1 times) is a direct competitor to C3. Giacci Holdings Pty Limited is not a ports business per se but it is engaged in bulk haulage, storage and handling focussed on the mining industry. It was acquired by Qube to provide a mine to port logistics capability.

Qube, BAPS’ principal competitor, was formed in 2010 through a restructuring of a consortium originally put in place in 2007 to acquire various assets owned by DP World Limited (including AAT, P&O Automotive and General Stevedoring and Northern Stevedoring). The transaction involved equity swaps and there is insufficient financial information available to ascertain precise acquisition multiples. However, the independent expert to the transaction cross checked its valuation of certain interests by reference to EBITDA multiples. It considered that the following multiples (based on valuation mid points) were reasonable:

Qube Formation – Implied Multiples
Business Unit	Historical	Forecast
Automotive and General Stevedoring	11.8	9.3

Landside logistics	9.5	8.1

There have been a large number of acquisitions across the logistics industry over the past few years, mostly in offshore markets. Research undertaken by Grant Samuel indicates that EBITDA multiples have varied between 6 times and 15 times reflecting the diverse range of activities, sector focus, geographic focus, competitive environment, growth outlook and scale. It is difficult to draw any reliable conclusion as to parameters and, in any event, none are directly comparable to BAPS’ business (even its logistics component). However, if anything can be discerned it is that multiples of more than 8-9 times EBITDA are relatively rare and reflect some unique feature or the scope for very substantial synergies.

Sharemarket Evidence

Appendix 3 contains an analysis of the earnings multiples implied by the share prices as at 31 August 2015 for larger Australian and New Zealand freight and logistic companies and selected international diversified and bulk port operators. The following chart summarises the historical and forecast trading EBITDA multiples:

Source: Grant Samuel analysis (refer to Appendix 3)

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The following chart summarises the historical and forecast trading EBITA multiples:

Source: Grant Samuel analysis (refer to Appendix 3)

The following factors are relevant to consideration of the comparable company multiples:

¡	the multiples for the listed entities are based on share prices and therefore do not include a premium for control;

¡

while the comparable companies listed above offer similar services to BAPS, they all generate income from a diverse range of activities which may not be directly related to the BAPS operations. For example, Mainfreight is a New Zealand based international transport, logistics and express business not directly engaged in port activities. Similarly, the diversified port operators generate revenues from a wide range of activities. As such, caution should be exercised in applying the multiples directly to the BAPS business;

¡

Qube is the most relevant comparable to BAPS as it is BAPS’ primary competitor. Qube’s two main operations are Ports & Bulk and Logistics. Qube has been successful in winning new contracts and gaining market share. Management has also been successful in reducing operating costs. The relatively high multiples (which have been adjusted to the extent possible to exclude the strategic investments under development) reflect Qube’s strong growth trajectory both historically and over the next few years. The market appears to have high expectations as to Qube’s ability to deliver on its various strategic initiatives such as the Moorebank intermodal project as well as its ability to integrate activities and generate efficiencies;

¡	the Port of Tauranga is New Zealand’s largest port by volume with a significant focus on logs and timber exports as well as containerised freight. The high multiples reflect:

•	its strong market position;

•	its leverage to export markets; and

•	the anticipated strong growth in earnings in FY17 and FY18 (after a pause in FY16); and

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¡	limited weight should be put on the Dalian Port multiples which appear to be distorted by the significant level of joint ventures and equity accounted associates as well as investment properties.

Implied Multiples for BAPS

Based on the adjusted actual earnings set out in Section 6.2.6 and the broker consensus forecasts set out in Section 4.3 and Appendix 5, Grant Samuel’s value range of A$900-1,000 million implies the following earnings multiples:

BAPS – Implied Valuation Parameters
	Variable	Range of Parameters
	(A$ millions)	Low	High

Value range (A$ millions)		900.0	1,000.0

Multiple of underlying EBITDA (times)

Year ended 30 June 2015 (adjusted actual)	94.1	9.6	10.6

Year ending 30 June 2016 (broker consensus53)	114.2	7.9	8.8

Multiple of underlying EBITA (times)

Year ended 30 June 2015 (adjusted actual)	64.8	13.9	15.4

Year ending 30 June 2016 (broker consensus)	79.7	11.3	12.5

The BAPS business has a number of attractive attributes:

¡	BAPS has leadership positions in several aspects of its business such as Autocare and forestry in New Zealand;

¡	Bulk Port Services is highly diversified (by geography, customer and commodity) which insulates it from downturns or adverse events in any one particular customer, industry or location;

¡	“whole of port” businesses such as Port of Geelong have stable (and growing) income bases;

¡	there are various growth opportunities in the existing business, for example:

•	continued expansion of the forestry activities in Australia (which started from scratch in 2010); and

•	added services in Autocare (albeit requiring acquisitions); and

¡	cash flows are relatively strong with sustaining capital expenditure representing around 25-30% of EBITDA.

On the other hand, there are several factors that constrain the multiple:

¡

the FY16 forecasts represent a significant increase from underlying FY15 earnings excluding the gain on sale (circa 20%). The increase is attributable to new business wins and an improvement in Autocare volumes. Notwithstanding the rationale, given the extent of the increase, some caution should be applied in terms of the multiples;

¡

the stevedoring and logistics industries are fragmented and highly competitive. Qube is a strong competitor across the board. It has recently acquired a forestry related business in New Zealand which is likely to become a stronger competitor to C3 over time;

[53]	Broker consensus EBITDA for FY16 has been calculated by adding FY16 budget depreciation and amortisation to broker consensus EBITA. Refer to Appendix 5 for details.

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¡

following a downturn in FY15, log exports from New Zealand are expected to recover. However, the latest forecasts from the New Zealand Ministry of Primary Industries show growth of only 1.5% per annum over the 2015-2019 period compared to 15% per annum achieved over the 2008-2015 period. BAPS’ forecasts assume an uplift in volumes in FY18 and FY19. Similarly, new car sales are expected to grow moderately in line with population growth over the next few years (albeit with a shift towards imports);

¡

the looming shut down of the Australian motor vehicle industry creates risks for Autocare. While, in an overall sense, imports are likely to substitute on a one for one basis, the change could be positive or negative for Autocare depending on how individual vehicle brand market share shifts;

¡	pricing across all of BAPS’ business units is expected to be challenging over the next few years;

¡	the scope for major cost savings beyond FY16 (and following the current restructure) through the business improvement program is relatively limited; and

¡	cost synergies for an acquirer are likely to be relatively limited.

In addition, it is important to recognise that BAPS comprises a number of business units with different characteristics and outlooks that warrant different multiples:

¡

stevedoring (Bulk Port Services, C3) which represents a significant proportion of BAPS’ total earnings, generally warrants relatively low multiples reflecting the competitive nature of the industry. This is evident from the recent transactions (although they are all relatively small) and trading multiples;

¡

port and port facilities management (e.g. Port of Geelong, PMF) warrants higher multiples reflecting the more stable and less competitive nature of most of the income stream (often comprising significant lease income or contracted revenues). These higher multiples can be clearly seen from the market evidence; and

¡

Autocare is a specialised logistics business. Logistics businesses encompass an extremely wide range of activities/sectors, competitive environments and outlooks. The multiples are equally diverse. In Grant Samuel’s view, Autocare’s market positon and established relationships warrant a multiple at the higher end although the modest growth outlook for new car sales and relatively high capital expenditure requirements offset these factors to some extent.

The overall multiples in the table above implicitly represent a weighted average of different multiples for the respective businesses. Grant Samuel considers them to be a reasonable balance between the various factors.

6.6	Corporate Costs

Asciano incurs unallocated corporate overhead costs (excluding material items and assuming a normalised level of depreciation and amortisation) of approximately A$54 million per annum. These costs represent costs associated with running Asciano’s head office and include:

¡

the Asciano executive office (such as costs associated with the offices of the Managing Director and Chief Financial Officer, company secretarial and legal, planning and development, corporate affairs, treasury, tax etc.);

¡	listed company costs (such as directors fees, annual reports and shareholder communications, share registry and listing fees and dividend processing); and

¡	certain group wide shared services (such as human resources, IT etc.) not fully recharged to the business divisions during the year.

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Any acquirer of 100% of Asciano would be able to save the costs associated with being a publicly listed company. Furthermore, an acquirer of Asciano which has an existing presence in Australia would potentially be able to eliminate some duplicated roles, particularly at a senior level. It is estimated that these cost savings would be in the order of A$10-20 million per year.

The ability to save other head office costs (particularly in relation to shared services) is less clear, particularly as the most likely acquirers of Asciano are large international transport infrastructure companies based overseas that would not be in a position to eliminate duplicate head office functions. In any event, allowing for such savings would potentially double count them given the earnings multiples from comparable transactions reflect (to some extent) synergies available to the acquirer.

For valuation purposes, Grant Samuel has assumed residual head office costs of A$34-44 million per annum (i.e. costs remaining after the savings available any acquirer) which have been capitalised at an EBITA multiple of 10-11 times (A$340-484 million).

6.7	Other Assets and Liabilities

Asciano’s other assets and liabilities have been valued in the range A$12-32 million:

Asciano – Other Assets and Liabilities (A$ millions)
	Section	Value Range
	Reference	Low	High

Corporate properties (net of site restoration costs)	refer below	60.0	80.0

Loans to associates	3.3	56.2	56.2

Loans to senior management	refer below	1.9	1.9

Defined benefit plan liability	3.3	(73.2)	(73.2)

Restructuring provision	3.3	(33.0)	(33.0)

Value of other assets and liabilities		11.9	31.9

Asciano owns a number of properties that are not currently used in its business operations. These properties are either vacant or leased to third parties and generate annual rental lease income of approximately A$5 million. These properties fall into three categories:

¡

a property at West Dapto that is used in the business operations of Autocare. As Autocare is not wholly owned by Asciano, a market rent has been charged to Autocare for use of the property. Asciano intends to sell this property in FY16 (with Autocare continuing to lease the property from its new owner). As Autocare’s earnings and cash flows already include a market rent expense for this property, it is appropriate to attribute value to the property as a surplus asset;

¡	properties that are not used in Asciano’s business operations and which Asciano intends to sell in the short term; and

¡

a land bank of properties that Asciano has acquired and which it is currently intended will be used in Asciano’s business operations at some future date. These properties are currently either vacant or leased to third parties. While it could be argued that these properties are part of Asciano’s business operations:

•	they could be sold without having any detrimental impact on Asciano’s business operations in the short to medium term; and

•

if they were to be utilised in the business in the longer term, they would presumably generate value for the business that is not reflected in the current earnings projections. The properties would need to be developed, and to justify this expenditure, would need to generate a return.

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These properties do not include “strategic” properties that are not necessarily used directly in Asciano’s business operations, but which are held for strategic reasons (e.g. properties located in close proximity to Asciano’s business operations that are leased to customers).

For the purposes of the valuation, these properties have been valued in the range A$60-80 million. This valuation range reflects book value (at the low end) and market value (estimated by Asciano) (at the high end) and is net of site restoration costs.

The defined benefit plan liability has been included as a surplus liability as Asciano has historically made additional contributions to these plans and no additional contributions are included in the FY16 budget and projections used by Grant Samuel for valuation purposes.

Asciano has made $1.9 million of short term loans to senior management54. These loans are secured against future remuneration, have an interest rate of 5.65% per annum and are repayable in full by 31 October 2015. These loans are included in “other assets (net)” in Asciano’s balance sheet in Section 3.3.

Other assets and liabilities does not include any value for Patrick T&L’s and BAPS’ interests in associates and joint ventures (book value of A$30.4 million as at 30 June 2015) or net assets held for resale (book value of A$37.6 million as at 30 June 2015):

¡	the earnings from interests in associates and joint ventures have been included in the valuation of the relevant business operation (refer to Section 6.4 and Section 6.5); and

¡

net assets held for resale represent the net assets that have been transferred to the joint venture with ACFS which was established on 1 August 2015 and which is equity accounted for reporting purposes. The earnings from BAPS’ interest in the joint venture have been included in the valuation of BAPS (refer to Section 6.5).

6.8	Net Borrowings

Asciano’s net borrowings for valuation purposes are A$3,229.4 million. This amount reflects Asciano’s reported net borrowings adjusted for non-cash debt issuance costs, the mark to market of derivatives as at 30 June 2015 and cash used to acquire Asciano shares on market to satisfy vested performance rights:

Asciano – Adjusted Net Borrowings (A$ millions)
	Section	Value Range
	Reference	Low	High

Net borrowings as at 30 June 2015 (per balance sheet)	3.3	(3,818.7)	(3,818.7)

Debt issuance costs (including discounts)	refer below	(24.0)	(24.0)

Mark to market of derivative instruments	3.3	634.5	634.5

Cash used to acquire Asciano shares to satisfy vested performance rights[55]	1, 3.6	(21.2)	(21.2)

Adjusted net borrowings as at 30 June 2015		(3,229.4)	(3,229.4)

Debt issuance costs have been added back to net borrowings as is it is non cash asset (that is amortised over the life of the relevant borrowings).

The adjustment for the mark to market of derivative instruments gives a better indication of the “market value” of Asciano’s debt and incorporates the impact of the hedging strategies that it employs to minimise its exposure to fluctuations in interest rates and foreign currencies (the majority of Asciano’s borrowings are in foreign currencies (US$ and GBP).

[54]	The accrued interest attaching to these loans as at 30 June 2015 of $2,826 is immaterial in the context of the valuation.

[55]	Calculated as 2,777,954 shares to be acquired and transferred less 466,267 shares held on trust by Asciano multiplied by A$9.15.

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No adjustment has been made to allow for Asciano’s share of net borrowings from associates and joint ventures on the basis that the earnings contribution from associates and joint ventures included in the relevant business division valuations is based on NPAT and therefore reflects a geared contribution. To include an adjustment to the valuation for the net borrowings from associates and joint ventures would double count the net borrowings.

6.9	Non-Controlling Interest in Autocare

For the purposes of the valuation, Grant Samuel has attributed a value in the range A$40-45 million to the 20% interest in Autocare that Asciano does not own.

A$1.2 million of Asciano’s NPAT for the year ended 30 June 2015 and A$18.6 million of Asciano’s net assets as at 30 June 2015 were attributable to this non-controlling interest. While this non-controlling interest is not material in the overall context of Asciano’s value, it is appropriate to make an allowance for it as the value of BAPS has been prepared on the basis that Asciano controls 100% of the Autocare business.

The value of A$40-45 million is based on Grant Samuel’s valuation of Autocare (which is included in the valuation of BAPS) and takes into account Autocare’s net borrowings as at 30 June 2015.

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7	Valuation of the Consideration under the Proposal

7.1	Summary

Under the Proposal, the standard consideration that Asciano shareholders will receive for each share is:

¡	A$6.9439 cash (less the amount of the special dividend); plus

¡	0.0387 Brookfield Infrastructure CDIs.

Alternatively, Asciano shareholders can (subject to the limitations described in Section 1 of this report) elect to receive the maximum cash consideration of A$9.15076 (less the amount of the special dividend) per share or the maximum scrip consideration of up to 0.16047 CDIs in Brookfield Infrastructure (adjusted for any special dividend paid in cash) per share.

Asciano intends to pay the fully franked special dividend of up to 90 cents prior to the Proposal being implemented.

Grant Samuel has attributed a value to the scrip component of the standard consideration of A$1.9888-2.3334 per Asciano share based on a value range for Brookfield Infrastructure units of US$37.00-41.00 and an exchange rate of A$1 = US$0.68-0.72. Including the cash component, the value of the standard consideration to Asciano shareholders is A$8.93-9.28 per share:

Value of the Standard Consideration Offered under the Proposal
Component	Consideration

Value per Brookfield Infrastructure unit	US$37.00-41.00

Exchange ratio	0.0387

Value of scrip component	US$1.4319-1.5867

A$/US$ exchange rate	0.72-0.68

Value of scrip component	A$1.9888-2.3334

Cash component	A$6.9439

Total value per Asciano share	A$8.9327-9.2773

No adjustment has been made for the special dividend to be received by Asciano shareholders as it is reflected in the value attributed to Asciano.

The value range for Brookfield Infrastructure units is relatively wide (~10%). Grant Samuel considers this to be appropriate given the relatively low level of liquidity of Brookfield Infrastructure units and equity market and exchange rate volatility during the period of time since announcement of the Proposal.

The value of the scrip component of the standard consideration, the maximum scrip consideration and the maximum cash consideration (to the extent that Asciano shareholders are scaled back and the balance of their consideration is paid in scrip) will vary with:

¡	movements in the Brookfield Infrastructure unit price; and

¡	movements in the A$/US$ exchange rate.

Accordingly, until the Proposal is implemented, Asciano shareholders who do not elect to receive (and actually receive) the maximum cash consideration or are deemed to have elected to have all their Brookfield Infrastructure CDIs sold on their behalf through the sale facility, will be exposed to events or other factors that might affect the Brookfield Infrastructure unit price and the A$/US$ exchange rate. The actual value of the standard consideration at the time that the Proposal is implemented could therefore ultimately exceed, or be less than, A$8.93-9.28 per Asciano share.

The maximum cash consideration of A$9.15 per Asciano share is slightly above the mid point of the range of values estimated for the standard consideration.

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7.2	Approach

The Proposal involves a change of control of Asciano. For the purposes of takeover analysis, the relevant test for Asciano shareholders is the expected market value of the CDIs in Brookfield Infrastructure plus the cash received as consideration. This involves estimating the trading price for Brookfield Infrastructure units after the Proposal is implemented (rather than a pre bid price). In other words, the relevant metric is the price at which units in Brookfield Infrastructure will trade immediately following implementation of the Proposal. The theoretical market value of units in a standalone Brookfield Infrastructure is not relevant to an assessment of the value of the consideration.

It is normal practice to use the post announcement market price as the starting point for estimating the value of an offer with a scrip component. An alternative method is to estimate the underlying value of the combined entity and then to apply a discount to reflect a portfolio interest. However, access to the detailed financial and operational information (such as earnings and operational forecasts) of both parties is required to undertake such a fundamental analysis of the value of the consideration. Furthermore, the consensus view of a well traded market is likely to be a more reliable estimate than that of a single external observer. Market prices (particularly for entities that are closely followed by a range of market analysts) usually incorporate the influence of all publicly available information on an entity’s prospects, future earnings and risks.

In this case, Grant Samuel has not had access to the detailed financial and operational information of Brookfield Infrastructure. Consequently, Grant Samuel has had regard to the market price of Brookfield Infrastructure units and addressed the following questions:

¡	is there any reason why the market price is not a true reflection of the fair market value of Brookfield Infrastructure units? For example, there could be:

•	important information about the entity and its business/assets which would affect the unit price but is not in the public domain;

•	mispricing by the market; and/or

•	abnormal trading activity in Brookfield Infrastructure units; and

¡

will the proposed transaction, if implemented, have a material impact on Brookfield Infrastructure’s financial metrics, growth prospects, risk profile or other factors that would be likely to result in a change in the unit price?

In considering these questions, Grant Samuel has:

¡	analysed the recent trading in Brookfield Infrastructure units;

¡	reviewed broker research on Brookfield Infrastructure; and

¡	considered the impact of the Proposal on Brookfield Infrastructure’s key financial metrics.

7.3	Value of Brookfield Infrastructure Units

7.3.1	Analysis of the Market for Brookfield Infrastructure Units

Unit Price Performance

Brookfield’s unit price performance since July 2011 is discussed in Section 5.7 of this report. Movements in the Brookfield unit price and trading volumes since July 2014 are summarised in the chart below:

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Source: Bloomberg

Brookfield Infrastructure’s unit price in the period before announcement of the initial approach is of limited relevance in assessing the likely trading price of units in the combined group:

¡	Brookfield Infrastructure units generally traded upwards from July 2014 with significant movements in the unit price corresponding to:

•	record dates for the payment of distributions (29 August and 28 November 2014 and 27 February and 29 May 2015). The unit price falls once the units commence trading on an ex-distribution basis; and

•	fund raising events such as:

–	the US$125 million preferred rights issue announced on 4 March 2015 and completed on 12 March 2015;

–	the C$450 million medium term note issue announced on 5 March 2015; and

–

the US$750.5 million equity raising announced on 7 April 2015 (subsequently upscaled to US$890 million on 8 April 2015 and to US$950 million on exercise of the underwriters’ overallotment option on 28 April 2015). This equity raising took place at US$45.00 per unit (other than a private placement of 8.1 million Redeemable Partnership units to Brookfield Asset Management which took place at the underwritten price net of underwriting commissions); and

¡

following announcement of the equity raising at the beginning of April 2015 up to announcement of the initial approach by Brookfield Infrastructure to Asciano, Brookfield Infrastructure units generally traded at around the equity issue price of US$45.00 (other than subsequent to the second quarter distribution record date in late May 2015).

From 1 July 2015 (i.e. following announcement of the initial approach to Asciano), Brookfield Infrastructure units initially continued to trade at around US$45.00, but dropped to around US$41.00 in late July 2015 and subsequently traded in the range US$41-42.50, including following the announcement of its second quarter results for the three months ended 30 June 2015 on 5 August 2015. This drop in Brookfield Infrastructure’s unit price may reflect the sharemarket’s assessment of the impact on Brookfield Infrastructure of the initial approach to Asciano, including the extent of the premium offered, the cash/scrip

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split, the initial reaction from Asciano shareholders that they would be seeking more cash than scrip and the implications of these factors for Brookfield Infrastructure’s funding of the acquisition and its leverage.

Since announcement of the Proposal on 18 August 2015 (17 August 2015 New York time), trading in Brookfield units and Asciano shares has been relatively consistent, particularly after taking into account the weakening of the A$ against the US$ at the end of August:

Source: IRESS, Bloomberg and Grant Samuel analysis

This trading suggests a market expectation that the Proposal will be implemented. On this basis, it appears reasonable to conclude that the recent Brookfield Infrastructure unit price reflects an expectation of the unit price for the combined group and that it incorporates:

¡	information provided to the market through the release of Brookfield Infrastructure’s second quarter results on 5 August 2015; and

¡	the impact on Brookfield Infrastructure units of the transaction terms, including:

•	the proportion of Asciano that will be acquired by Brookfield Infrastructure (approximately 55% on a look through basis);

•

the proportion of Brookfield Infrastructure units which will be held by Asciano shareholders though the CDIs (approximately 14% on a fully diluted basis) and the additional debt that Brookfield Infrastructure will take on to fund its proportionate interest in Asciano;

•	the extent of the takeover premium to be paid to Asciano shareholders (and the value transfer from Brookfield Infrastructure unitholders to Asciano shareholders implicit in that premium);

•	the quantum of the synergies expected to be realised; and

•	Brookfield Infrastructure’s expectation that the transaction would be accretive to FFO and AFFO in 2016.

Following announcement of the Proposal on 18 August 2015 (17 August 2015 New York time), Brookfield Infrastructure’s unit price was initially flat, but subsequently traded down to US$39.50, in part caused by the significant correction in global equities markets in late August 2015 (the S&P 500 Index declined by approximately 5.5% over this period). The unit price fell slightly once the units commenced trading ex-distribution on 28 August

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2015. In the four weeks that have followed, the unit price has fallen by a further (approximately) 3.5% and most recently has traded in the range US$37.50-38.50.

The fundamental question is whether the recent performance and current price reflect the rational view of a well informed market or, alternatively, whether Brookfield Infrastructure is out of line with its peers or the market. In addressing this issue the following factors have been considered:

Brookfield Infrastructure Compared to its Peers and the Market

The following graph illustrates the performance of Brookfield Infrastructure units since January 2014 relative to the S&P 500 Index56 and the Dow Jones Brookfield Global Infrastructure Index (“DJB Global Infrastructure Index”)57:

Source: Bloomberg

Brookfield Infrastructure’s unit price generally tracked movements in both indices from July 2014 until January 2015. Since January 2015, Brookfield Infrastructure units have outperformed the DJB Global Infrastructure Index, performing more in line with the S&P 500 Index.

The fall in the Brookfield Infrastructure unit price following announcement of the initial approach by Brookfield Infrastructure to Asciano saw Brookfield Infrastructure units underperform the S&P 500 Index and the DJB Global Infrastructure Index:

[56]	The S&P 500 Index consists of 500 large capitalisation entities traded on stock exchanges in the United States including the NYSE and the NASDAQ.

[57]

The DJB Global Infrastructure Index includes companies globally that qualify as “pure-play” infrastructure companies i.e. companies whose primary business is the ownership and operation of infrastructure assets, activities that generally generate long term stable cash flows. Index components are required to have more than 70% of cash flows derived from infrastructure lines of business. The index intends to measure all sectors of the infrastructure market.

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Source: Bloomberg

In contrast, Brookfield Infrastructure units have slightly outperformed both indices since announcement of the Proposal on 18 August 2015 (17 August 2015 New York time):

Source: Bloomberg

There is nothing to suggest trading in Brookfield Infrastructure units has been materially out of line with the sector as a whole.

Brookfield Infrastructure’s market ratings (in terms of forecast EBITDA multiples, forecast distribution yields and gearing) relative to its peers are illustrated below:

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Source: Grant Samuel analysis (refer to Appendix 3)
Notes:	(1)	Based on sharemarket prices as at 23 September 2015.
	(2)	All of the listed entities have a 31 December year end.
	(3)	Forecast EBITDA includes income from affiliates (based on FY14 contribution) and is statutory rather than proportionate EBITDA.

Source: Grant Samuel analysis (refer to Appendix 3)

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Source: Grant Samuel analysis (refer to Appendix 3)

Note:    (1)    Net debt is statutory rather than proportionate net debt.

In considering Brookfield Infrastructure’s relative market ratings the following should be noted:

¡

none of the selected listed entities is directly comparable to Brookfield Infrastructure (a description of each entity is set out in Appendix 3). While each has operations across a number of infrastructure sectors and in a number of regions, most operate through wholly (or majority) owned subsidiaries. The closest peers in terms of structure are Macquarie Infrastructure LLC and Cheung Kong Infrastructure Holdings Limited (“CKI”) (although CKI is 75% owned by Hutchison Whampoa Limited); and

¡	the forecast distribution yields are the most reliable market parameter to consider because:

•	the forecast EBITDA multiples are based on statutory rather than proportionate EBITDA which may slightly overstate Brookfield Infrastructure’s forecast EBITDA multiple; and

•	the gearing multiples are based on statutory rather than proportionate net borrowings.

In addition, Brookfield Infrastructure is trading “cum” the Proposal, with its unit price presumably reflecting the expected impact of the Proposal on Brookfield Infrastructure, including the transfer of value to Asciano shareholders implicit in the premium being paid, the expected synergies and the estimated increase in Brookfield Infrastructure’s FFO per unit. Accordingly, comparisons between Brookfield Infrastructure and its peers are not straightforward.

However, based on the above analysis, there is no evidence to suggest that Brookfield Infrastructure is trading relative to its peer group on a basis that is not sustainable.

Broker Target Prices

Based on its recent trading range in September 2015 of US$37.00-38.50, Brookfield Infrastructure is trading approximately 23-26% below the median broker 12 month target price:

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Brookfield Infrastructure – Broker Target Prices
Broker	Date of Report	Target Price (US$)

Broker 1	20 August 2015	52.00

Broker 2	19 August 2015	50.00

Broker 3	17 August 2015	50.00

Broker 4	6 August 2015	50.00

Broker 5	6 August 2015	49.00

Low		49.00

High		52.00

Median		50.00

Source: Brokers’ reports and Grant Samuel analysis

The target price represents a 12 month price target rather than a current valuation and since announcement of the Proposal, Brookfield Infrastructure has traded below these prices. While no clear conclusion can be drawn from this analysis, the broker target prices do provide evidence as to the market expectation for Brookfield Infrastructure units following completion of the acquisition of Asciano.

The broker 12 month target prices were set out in analysts’ reports issued in the days immediately following announcement of the Proposal (except for the reports of Broker 4 and Broker 5 which were published on the release of Brookfield Infrastructure’s second quarter 2015 results on 5 August 2015) and reflected the Brookfield Infrastructure unit price at the time, which was in the approximate range of US$40.00-42.00. Accordingly, while Brookfield Infrastructure’s current share price is lower than the median broker target price, there is nothing in the analysis to suggest that the share price is overvalued.

Recent Equity Raisings

Brookfield Infrastructure has undertaken two recent equity raisings:

¡

in April 2015, Brookfield Infrastructure completed a US$950 million equity raising at US$45.00 per unit (other than a private placement of 8.1 million units to Brookfield Asset Management which took place at the underwritten price net of underwriting commissions). During the month prior to announcement of the equity raising, Brookfield Infrastructure units traded in the range US$41.74-46.77 and at a VWAP[58] of US$44.20; and

¡

as part of the Proposal, Brookfield Asset Management will subscribe for approximately 5.8 million Brookfield Infrastructure units at a price of $43.20 per unit to raise US$250 million. In the month prior to announcement of the Proposal, Brookfield Infrastructure units traded in the range US$40.48-43.00 and at a VWAP of US$41.80.

The price at which these equity raisings have been (or will be) completed are consistent with the trading range of Brookfield Infrastructure units at the time that the equity raisings were announced. This is consistent with adopting a range around Brookfield Infrastructure’s current trading range for the purposes of attributing a value to the scrip component of the consideration.

Liquidity

Brookfield Infrastructure is not a deeply traded stock. Average weekly volume over the twelve months prior to announcement of the Proposal represented approximately 1.3% of average units on issue or annual turnover of around 67.5% of average issued capital. However, the volume of trading has increased significantly since announcement of the Proposal:

[58]	VWAP = volume weighted average price.

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Brookfield Infrastructure – Unit Trading
Period	Average Weekly Volume (‘000)
28 August 2015 to 23 September 2015 (since ex-distribution date)	2,802

17 August 2015 to 23 September 2015 (since announcement of Proposal)	3,400

30 June 2015 to 23 September 2015 (since announcement of initial approach)	2,487

20 July 2015 to 14 August 2015 (four weeks to announcement of Proposal)	1,984

1 January 2015 to 14 August 2015 (2015 to announcement of Proposal)	1,957

15 August 2014 to 14 August 2015 (year to announcement of Proposal)	1,820

Source:  Bloomberg and Grant Samuel analysis

In summary, while the volume of trading activity in Brookfield Infrastructure units has generally increased since announcement of the Proposal, this is to be expected in the context of a transaction that will increase the scale and diversity of its operations. There is nothing to indicate any specific abnormal trading in Brookfield Infrastructure units.

Non Public Information

Brookfield Infrastructure is a “foreign private issuer” under United States securities regulations and a “SEC foreign issuer” under Canadian securities regulations. In general, it is required to keep the market informed of events and developments in a timely manner as they occur. Once Brookfield Infrastructure becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of its units, it must inform the market that information.

Brookfield Infrastructure announced its financial results for the second quarter of 2015 on 5 August 2015. As part of this announcement, Brookfield Infrastructure:

¡	provided commentary on segment performance and outlook and an acquisitions and divestitures update; and

¡	confirmed its target 12-15% total annual return on invested capital over the long term and its target 5-9% annual distribution growth (based on expected per unit FFO growth).

Consequently, there is no reason to expect that any information relating to Brookfield Infrastructure’s existing business that would have a material impact on its share price has not been publicly disclosed.

7.3.2	Impact of the Proposal

The acquisition of a 55% interest in Asciano has a material financial impact on Brookfield Infrastructure. While it does not fundamentally change Brookfield Infrastructure’s operations, it does:

¡	increase its weighting to the transport infrastructure sector and reduce the relative significance of its utilities assets;

¡	decrease the proportion of assets with regulated and contracted income; and

¡	increase the proportion of assets in Australia and reduce the proportion in other markets.

The acquisition has strategic benefits for Brookfield Infrastructure. It provides the opportunity to create a world class rail and port logistics platform through:

¡	extending Brookfield Infrastructure’s operating capabilities and scale in an attractive market;

¡	diversifying cash flows and the customer base across regions and sectors;

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¡	providing the opportunity to leverage technology and best practice; and

¡	establishing and maintaining global customer relationships.

The pro forma financial implications for Brookfield Infrastructure of the acquisition of a 55% interest in Asciano (including underlying assumptions) are set out in Sections 6.7 and 6.8 of the Scheme Booklet.

The pro forma combined group financial information has been prepared by Brookfield Infrastructure. Deloitte Corporate Finance Pty Ltd has reviewed this information and its Investigating Accountant’s Report is attached as Annexure B to the Scheme Booklet. The pro forma combined group financial information provided is summarised below:

Pro Forma Impact of Proposal on Financial Parameters of Brookfield Infrastructure
	Year ended 31 December 2014		Six months ended 30 June 2015
	actual	pro forma	actual		pro forma
Units on issue (million) (fully diluted)			231.6	[59]	275.3
Consolidated Financial Performance
(US$ millions)

Revenue	1,924	5,429	932		2,388

EBITDA	962	1,885	472		901

Interest expense	(362)	(675)	(183)		(307)

Share of earnings from investment in associates	58	71	37		43

Mark to market on hedging items	38	38	58		58

Income before income tax, depreciation and amortisation	696	1,319	384		695

Interests of others in operating subsidiaries	(252)	(478)	(152)		(275)

Preferred unitholders	-	-	-		(1)

Income before income tax, depreciation and amortisation attributable to Brookfield Infrastructure	444	841	232		419

Consolidated Financial Position
(US$ millions)

Total assets			16,952		26,550

Total liabilities			(10,041)		(15,527)

Net assets			6,911		11,023

Interests of others in operating subsidiaries			(1,410)		(3,703)

Preferred unitholders			(96)		(96)

Net assets attributable to Brookfield Infrastructure			5,405		7,224

Net borrowings			(6,066)		(11,206)

NTA			3,428		2,506

Net assets per unit (US$)			23.	34	26.	24

NTA per unit (US$)			14.	80	9.	10

Consolidated gearing			47%		50%

Consolidated net borrowings to EBITDA[60]			6.	0x	5.9	x

Source: Scheme Booklet and Grant Samuel analysis

The main assumptions underlying the pro forma combined group financial information are:

[59]

As at 30 June 2015, Brookfield Infrastructure had 163,695,219 limited partnership units on issue and 231,603,413 fully diluted units. Between 30 June 2015 and 23 September 2015, Brookfield Infrastructure bought back 403,783 of its limited partnership units, giving the 163,291,436 limited partnership units and 231,199,630 fully diluted units referred to in Section 5.6.

[60]	EBITDA includes share of earnings from investment in associates.

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¡

Asciano’s earnings have been adjusted to exclude material items and move the year end from June to December and its financial performance and financial position have been converted from A$ to US$ at the appropriate rates; and

¡	the Proposal is implemented effective from 1 January 2014 (for the financial performance ) and as at 30 June 2015 (for the financial position) and:

•

US$1.6 billion or 37.7 million Brookfield Infrastructure limited partnership units are issued to Asciano shareholders (and held through CDIs), US$250 million or 5.8 million Redeemable Partnership units are issued to Brookfield Asset Management and US$300 million of recourse debt is drawn under corporate debt facilities, with the remainder of the consideration funded via US$675 million of corporate cash and financial assets;

•

Brookfield Infrastructure controls Asciano and therefore consolidates 100% of Asciano in its accounts (although will only own a 55% interest). A non controlling interest adjustment of 45% is reflected in the combined group’s financial position and the combined group’s financial performance;

•	transaction costs directly attributable to the Proposal have been accrued (before taking into account the effects of deferred tax benefits) in the combined group’s financial position;

•	adjustments have been made to the combined group’s financial performance to reflect:

-	additional interest on debt drawn to fund the acquisition (US$109 million in 2014 and US$47 million in the six months ended 30 June 2015); and

-	base management fees paid to Brookfield Asset Management (US$49 million in 2014 and US$18 million in the six months ended 30 June 2015).

However, it should be noted that the pro forma combined group financial information presented in the Scheme Booklet does not reflect a number of impacts of the Proposal including:

•

restating Asciano’s depreciation charge to reflect Brookfield Infrastructure’s accounting policy of recording property, plant and equipment at fair value and assessing fair value on a regular basis (although an initial assessment of the fair value of Asciano’s property, plant and equipment has been made for the purposes of the pro forma combined group balance sheet);

•

amortisation of identified intangibles that are likely to arise as a result of the Proposal (although the estimated impact of fair value accounting has been reflected in the pro forma combined group balance sheet);

•	combined group income tax expense (as the impact on depreciation and amortisation has not been presented); and

•	final acquisition accounting adjustments.

Furthermore, the pro forma combined group financial information makes no allowance for any integration costs, cost savings or synergy benefits that may result from the Proposal.

The pro forma combined group financial performance also does not show pro forma proportionate earnings or pro forma FFO or AFFO and therefore Grant Samuel is not able to calculate impact of the Proposal on FFO or AFFO per unit or the proportionate leverage or gearing, which are more relevant to shareholders that the statutory reported calculations.

More importantly, the pro forma combined group financial information does not provide any information on the impact of the Proposal on cash distributions. However, in a conference call presentation following announcement of the Proposal, Brookfield Infrastructure did provide indicative accretion analysis on an FFO and AFFO basis, which showed an indicative increase in FFO and AFFO as a result of the Proposal of 14.5% and 6.6% respectively:

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Brookfield Infrastructure – Indicative Accretion Analysis (US$ millions)
	Brookfield Infrastructure	55% interest in Asciano	Combined Group

First half 2015 FFO annualised	828		828

Estimated contribution from Asciano		285[61]	285

Estimated potential cost savings		15	15

Pro forma 2016 FFO	828	300	1,128

Estimated maintenance capital expenditure	(160)	(122)[61]	(282)

Pro forma 2016 AFFO	668	178	846

Issued units outstanding (fully diluted) (million)	231.6	43.7	275.3

FFO per unit	3.58		4.10

FFO per unit accretion			14.5%

AFFO per unit (US$)	2.88		3.07

AFFO per unit accretion			6.6%

Source: Brookfield Infrastructure

Brookfield Infrastructure has also confirmed in the Scheme Booklet that it believes its current target payout ratio of 60-70% FFO is appropriate. On this basis, estimated pro forma distributions would be in the range US$2.21-2.53 per limited partnership unit (after allowing for distributions on preference shares of US$4 million and payment of incentive distributions of US$65-88 million). Based on a market value for Brookfield Infrastructure units of $37.00-41.00, this implies a distribution yield in the range 5.4-6.8%, which having regard to peer group distribution yields, should provide some level of support for the unit price. Furthermore, Brookfield Infrastructure was targeting growth in distributions of 5-9% per annum prior to taking into account the impact of the Proposal.

Other

It could be argued that the market is not yet fully informed about the Proposal and its impacts for Brookfield Infrastructure. No detailed pro forma financial information was provided on announcement of the Proposal (other than estimated potential cost savings, net of interest, of US$15 million and pro forma 2015 AFFO per unit accretion of 6.6%). This information will only be made available when the Scheme Booklet is released.

The Scheme Booklet only includes pro forma historical financial information for the combined group for the 12 months ended 31 December 2014 and the six months ended 30 June 2015 and does not include any projections for Brookfield Infrastructure or any indication of synergies or costs associated with the Proposal.

On the other hand, analysis of the Proposal is reasonably straightforward insofar as it is an acquisition of a 55% interest in a business that discloses detailed financial information and which will be consolidated for reporting purposes. In any event, while there is an increase in the scale of Brookfield Infrastructure, there is no real change in the nature of its operations. Moreover, the estimated potential cost savings from the Proposal, as well as the transaction costs for Asciano (but not Brookfield Infrastructure), have been disclosed to the market. Both Brookfield Infrastructure and Asciano are followed by a range of brokers (and some have undertaken the merger analysis). The market has had time to assess the Proposal and its implications for Brookfield Infrastructure and it is reasonable to believe that the estimated impacts are reflected in current trading in Brookfield Infrastructure units.

[61]	Estimated contribution from Asciano calculated as (in US$ millions):

	100%	55%
FY15 EBITDA	845
Taxes and other	(81)
Financing costs:
Existing debt	(157)
Acquisition debt	(89)
Pro forma Asciano FFO	518	285
Maintenance capital expenditure	(222)	(122)
Pro forma Asciano AFFO	296

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7.3.3	Conclusion

Grant Samuel’s judgement is that a Brookfield Infrastructure unit price of US$37.00-41.00 is a reasonable estimate in current market conditions of the ex-distribution price at which Brookfield Infrastructure units will trade if the Proposal is implemented. This range takes into account the recent performance of Brookfield Infrastructure units, the US0.53 cent per unit distribution for the June 2015 quarter (payable on 30 September 2015 to unitholders of record as at the close of business on 31 August 2015) and the financial impact of the 55% investment in Asciano (on a proportionate basis). At prices in this range, Brookfield Infrastructure would be trading at estimated future distribution yields in the range of 5.4- 6.8%.

The Proposal will not be implemented (and the Brookfield Infrastructure scrip will not be issued) until 8 December 2015. Brookfield Infrastructure CDIs issued to Asciano shareholders as consideration under the Proposal will not be entitled to receive the third quarter 2015 and fourth quarter 2015 distributions from Brookfield Infrastructure. However, this is not expected to have a material impact on the post-distribution price of Brookfield Infrastructure units.

The period since announcement of the Proposal has been relatively short (approximately five weeks but 12 weeks from announcement of the initial approach from Brookfield Infrastructure). However:

¡

there is no evidence to suggest that the Brookfield Infrastructure unit price does not reflect the rational view of a well informed market or that Brookfield Infrastructure is trading out of line with its peers or the market;

¡	sufficient information has been disclosed to enable analysis of the broad impact of the acquisition of Asciano on Brookfield Infrastructure; and

¡	the market has had sufficient opportunity to absorb and analyse the impact of the Proposal.

Therefore, the impact of the acquisition of Asciano should be reflected in Brookfield Infrastructure’s share price.

The selected range of values for Brookfield Infrastructure units relative to recent Brookfield Infrastructure unit prices is shown below:

Source:  Bloomberg

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7.4	Exchange Rate

The value of the scrip component of the standard consideration, the maximum scrip consideration and the maximum cash consideration (to the extent that Asciano shareholders are scaled back and the balance of their consideration is paid in scrip) will fluctuate with movements in the A$/US$ exchange rate.

The exchange rate has been relatively volatile, but exhibiting a significant downward trend, over the last 12 months. This trend has continued in recent weeks. Since announcement of the Proposal, the exchange rate has declined from A$1 = US$0.7371 to below A$1 = US$0.70 and it was A$1 = US$0.6990 at 6am on 24 September 2015 (the exchange rate that corresponds to the close of trade in Brookfield Infrastructure units on the NYSE on 23 September 2015 (New York time)).

The exchange rate will continue to fluctuate over the period until the Proposal is implemented. Forecasts of future exchange rates are notoriously unreliable and the current exchange rate is generally considered to be the most reliable indicator of future exchange rates.

On this basis, for the purpose of assessing a value for the standard consideration, Grant Samuel has adopted an exchange rate in the range 0.68-0.72, representing a range around the current exchange rate of 0.70. This range relative to recent movements in the A$/US$ exchange rate is shown below:

Source:  IRESS

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8	Evaluation of the Proposal

8.1	Summary

In Grant Samuel’s opinion, the Proposal is in the best interests of Asciano shareholders, in the absence of a superior proposal.

Grant Samuel has estimated the full underlying value of Asciano, including a control premium, to be in the range A$8.42-9.40 per share.

Grant Samuel has assessed a value for the standard consideration under the Proposal of A$8.93-9.28 per Asciano share comprising a cash component of A$6.9439 and a scrip component of A$1.9888-2.3334. The value of the scrip component is based on an estimated value for Brookfield Infrastructure units of US$37.00-41.00, an A$/US$ exchange rate of A$1 = US$0.68-0.72 and the exchange ratio of 0.03787 Brookfield Infrastructure CDIs for each Asciano share.

The assessed value of the standard consideration falls within Grant Samuel’s estimate of the full underlying value for Asciano. Accordingly, the Proposal is fair and therefore it is reasonable. As the Proposal is fair and reasonable to Asciano shareholders, it is in the best interests of Asciano shareholders.

The standard consideration offered under the Proposal includes Brookfield Infrastructure CDIs and movements in the Brookfield Infrastructure unit price or the A$/US$ exchange rate will result in changes in the value of the standard consideration. However, as the scrip component represents only approximately 24% of the total standard consideration, unless there were sustained material adverse movements in the Brookfield Infrastructure unit price or exchange rates, it is likely that the Proposal would still be fair and, therefore, still be in the best interests of Asciano shareholders. Nevertheless, Asciano shareholders should continue to monitor the Brookfield Infrastructure unit price and the A$/US$ exchange rate up to the date of the scheme meeting (scheduled for 10 November 2015) as well as up to the election date (30 November 2015).

There are risks and disadvantages, particularly from the partial exchange of Asciano shares for Brookfield Infrastructure CDIs (such as exposure to different asset classes and a less attractive governance structure). However, in Grant Samuel’s opinion, these factors do not outweigh the benefits of the Proposal.

8.2	Fairness

Grant Samuel has estimated the full underlying value of Asciano, including a control premium, to be in the range A$8.42-9.40 per share. The value was estimated having regard to both DCF analysis and multiples of EBITDA and EBITA. The value range exceeds the price at which, based on current market conditions, Grant Samuel would expect Asciano shares to trade in the absence of the Proposal (or speculation as to a takeover offer). The valuation is set out in Section 6 of this report.

The standard consideration under the Proposal comprises, for each Asciano share:

¡	A$6.9439 payable in cash; plus

¡	0.0387 Brookfield Infrastructure CDIs.

Grant Samuel has attributed a value of A$1.9888-2.3334 per Asciano share to the scrip component based on:

¡	an estimated market value of Brookfield Infrastructure units of US$37.00-41.00;

¡	an A$/US$ exchange rate of A$1 = US$0.68-0.72; and

¡	the exchange ratio of 0.0387.

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Accordingly, the total value attributed to the standard consideration under the Proposal is A$8.93-9.28 per Asciano share.

The assessment of the value of the standard consideration is set out in Section 7 of this report.

The value attributed to the standard consideration falls within Grant Samuel’s estimate of the full underlying value of Asciano:

The bottom of the value range (i.e. A$8.42) represents the relevant threshold for fairness, therefore, the Proposal is fair. The bottom of the value attributed to the standard consideration ($8.93) is above the mid-point of the value range.

In evaluating the fairness of the Proposal, it needs to be recognised that the value of the standard consideration:

¡

depends on the market price of Brookfield Infrastructure units at the time the consideration is paid. The Brookfield Infrastructure unit price has moved in the range US$36.66-46.95 over the last 12 months and closed at US$38.46 on 23 September 2015. The VWAP over the last month (to 23 September 2015) was US$38.51; and

¡

is affected by the A$/US$ exchange rate. The A$ has moved in the range US$0.6909-0.8913 over the last 12 months and was A$1 = US$0.6990 on at 6am on 24 September 2015 (the exchange rate that corresponds to the close of trade in Brookfield Infrastructure units on the NYSE on 24 September 2015 (New York time)). The average exchange rate over the last month (to 23 September 2015) was A$1 = US$0.7095.

The impact of movements in the exchange rate and the Brookfield Infrastructure unit price on the value of the standard consideration is illustrated in the following table:

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Proposal – Value of Standard Consideration (A$)[62]
Brookfield Infrastructure unit price (US$)	A$/US$ Exchange Rate
	0.80	0.78	0.76	0.74	0.72	0.70	0.68	0.66	0.64	0.62	0.60

23.00	8.06	8.09	8.12	8.15	8.18	8.22	8.25	8.29	8.33	8.38	8.43

25.00	8.15	8.18	8.22	8.25	8.29	8.33	8.37	8.41	8.46	8.50	8.56

27.00	8.25	8.28	8.32	8.36	8.40	8.44	8.48	8.53	8.58	8.63	8.69

29.00	8.35	8.38	8.42	8.46	8.50	8.55	8.59	8.64	8.70	8.75	8.81

31.00	8.44	8.48	8.52	8.57	8.61	8.66	8.71	8.76	8.82	8.88	8.94

33.00	8.54	8.58	8.62	8.67	8.72	8.77	8.82	8.88	8.94	9.00	9.07

35.00	8.64	8.68	8.73	8.77	8.83	8.88	8.94	9.00	9.06	9.13	9.20

37.00	8.73	8.78	8.83	8.88	8.93	8.99	9.05	9.11	9.18	9.25	9.33

39.00	8.83	8.88	8.93	8.98	9.04	9.10	9.16	9.23	9.30	9.38	9.46

41.00	8.93	8.98	9.03	9.09	9.15	9.21	9.28	9.35	9.42	9.50	9.59

43.00	9.02	9.08	9.13	9.19	9.26	9.32	9.39	9.47	9.54	9.63	9.72

45.00	9.12	9.18	9.24	9.30	9.36	9.43	9.50	9.58	9.66	9.75	9.85

47.00	9.22	9.28	9.34	9.40	9.47	9.54	9.62	9.70	9.79	9.88	9.98

49.00	9.31	9.38	9.44	9.51	9.58	9.65	9.73	9.82	9.91	10.00	10.10

There is a risk that a decline in the Brookfield Infrastructure unit price and/or a strengthening of the A$ against the US$ will cause the value of the standard consideration to fall below the bottom end of the assessed value range of Asciano. However:

¡

the decline in the Brookfield Infrastructure unit price would have to be extreme and sustained. At current exchange rates of around A$1 = US$0.70, the Brookfield Infrastructure unit price would need to decline to around US$27 for the value of the standard consideration to fall below the bottom end of the estimated value range of Asciano. Brookfield Infrastructure units have not traded at these levels since the end of 2011;

¡

since announcement of the Proposal, Brookfield Infrastructure units have traded at a VWAP of US$39.10. At this unit price, the value of the standard consideration is above the bottom of Grant Samuel’s valuation range for Asciano at exchange rates up to A$1 = US$1.025; and

¡

since announcement of the Proposal, the decline in Brookfield Infrastructure’s unit price has occurred in conjunction with a weakening of the A$ against the US$. To the extent that this relationship continues, these two variables would partially offset each other, resulting in a reduced impact on the value attributed to the standard consideration.

The Proposal includes a “mix and match” facility under which Asciano shareholders can elect to receive all cash or all scrip63 rather than the standard consideration of A$6.9439 plus 0.0387 Brookfield Infrastructure CDIs. Under the maximum cash consideration, the total cash payment would be A$9.15076 (including the special dividend). Under the maximum scrip consideration, shareholders would receive 0.1447 Brookfield Infrastructure CDIs (assuming the full special dividend of A$0.90 is also paid).

These alternative forms of consideration have not been separately addressed or valued. There is no certainty that Asciano shareholders will be able to access either of these forms of consideration and even if they can, they may be scaled back. This is because the maximum cash consideration

[62]

The shaded cells in the table represent those combinations of Brookfield Infrastructure unit prices and A$/US$ exchange rates for which the value of the standard consideration falls below Grant Samuel’s valuation range for Asciano. The boxed cells represent the value attributed by Grant Samuel to the standard consideration.

[63]

Strictly, the all scrip offer is only in respect of A$8.25 of the consideration (being the notional offer price of A$9.15 less the A$0.90 special dividend that it is intended will be paid in cash to all Asciano shareholders).

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will only be available to the extent that other shareholders elect the maximum scrip consideration (and vice versa).

In this context, at the closing price for Brookfield Infrastructure units on 23 September 2015 of US$38.46 and a closing exchange rate on the same date of A$1 = US$0.699064, the maximum scrip consideration has a value of A$8.86 per Asciano share compared to a value for the standard consideration (using the same prices) of A$9.07 and a maximum cash consideration of $9.15. This differential may limit the level of interest from Asciano shareholders in electing the maximum scrip consideration (and therefore limit the availability of the maximum cash alternative).

However, share prices and exchange rates can be volatile and the relative attractions of each of the alternatives could change materially within a short period of time. Accordingly, Asciano shareholders should continue to monitor the Brookfield Infrastructure unit price and the A$/US$ exchange rate:

¡	up to the date of the scheme meeting (which is scheduled for 10 November 2015) to confirm that the Proposal continues to be fair; and

¡

up to the election date (30 November 2015) to determine which of the forms of consideration they wish to elect having regard to the relative values of each alternative and their own preferences as to future exposure to Brookfield Infrastructure.

8.3	Reasonableness

8.3.1	Premium for Control

Takeover transactions are commonly analysed by reference to the extent of the control premium. The value of the standard consideration of A$8.93-9.28 represents the following premiums to the price at which Asciano shares traded in the period prior to announcement of the initial approach from Brookfield Infrastructure:

Asciano – Implied Premiums at Announcement
Period	Asciano share price/VWAP (A$)	Premium

Closing price on 30 June 2015	6.65	34.3-39.5%

1 week VWAP to 30 June 2015	6.58	35.7-41.0%

1 month VWAP to 30 June 2015	6.61	35.1-41.0%

3 month VWAP to 30 June 2015	6.58	35.6-40.9%

6 month VWAP to 30 June 2015	6.41	39.3-44.8%

The premium based on daily prices of both Asciano and Brookfield Infrastructure securities over the period since 1 January 2015 can be depicted graphically:

[64]

The exchange rate of A$1 = US$0.6990 is as at 6am on 24 September 2015 (Sydney time). This exchange rate corresponds to the close of trade in Brookfield Infrastructure units on the NYSE on 23 September 2015 (New York time).

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Source: IRESS, Bloomberg and Grant Samuel analysis

The Proposal represents material premiums for control (of 35-40%). Premiums of this magnitude are above the level of control premiums typically expected in takeovers which tend to fall in the range 20-35%, but it is important to recognise that:

¡	premiums for control are an outcome not a determinant of value; and

¡	they vary widely depending on individual circumstances.

Premiums of around 40% are not necessarily uncommon, particularly where there is a contested, competitive process or where there are significant strategic and/or synergy benefits available to an acquirer but which are not available to portfolio investors in the normal course of events on a standalone basis.

In this case, the extent of the premium may be attributable to:

¡

the relatively modest ratings (in terms of earnings multiples relative to peer group companies) attributed by the Australian market to Asciano, reflecting the weak economic circumstances impacting on Asciano’s businesses at the current time (e.g. soft volumes through ports and a challenging outlook for the coal sector);

¡	the higher multiples at which Brookfield Infrastructure trades, enabling it to pay a premium without diluting earnings;

¡	the synergies potentially available to Brookfield Infrastructure including:

•	head office cost savings;

•	between Pacific National and Brookfield Infrastructure’s wholly owned rail assets in Western Australia and its 71% interest in DBCT; and

•	leveraging Patrick’s expertise in port automation across Brookfield Infrastructure’s existing platform of 22 port assets across the globe (particularly its container port operations);

¡	a preparedness by Brookfield Infrastructure to use higher levels of financial leverage than a standalone Asciano; and

¡	the relative scarcity of high quality rail and port operations.

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8.3.2	Alternatives

In weighing up any offer, shareholders need to have regard to the alternatives that are realistically available to them. It is conceivable that a third party could make a higher offer for Asciano:

¡

the Proposal has highlighted the strategic value of Asciano’s business operations. Asciano’s business could be an attractive acquisition for a number of major global transport and logistics infrastructure investors, particularly those without a major presence in the Asia Pacific region;

¡

Brookfield Infrastructure has no holding of shares in Asciano and Asciano has only two institutional shareholders that have an interest of greater than 5% of the issued shares (and both are below 10%);

¡

there are no structural impediments to an alternative acquirer. While there are the usual exclusivity provisions in the scheme implementation deed, there is a fiduciary carve out and Asciano can respond to unsolicited proposals from other parties (subject to a disclosure obligation); and

¡	while the extent of the premium already offered under the Proposal may be somewhat of a deterrent, it would not necessarily stop a determined bidder.

On the other hand:

¡

there are relatively few potential acquirers that have the financial capacity and would be interested in both of Asciano’s businesses (i.e. rail and ports). There would be significantly greater interest in either one individually but a complete proposal would require two (or more) parties to form a consortium. This would be a challenging task to put together; and

¡	Asciano has not received any “whole of business” approaches from potential bidders during the past five years.

The meeting at which Asciano shareholders will vote on the Proposal is scheduled for 10 November 2015. This should be ample time (since 1 July 2015) for an alternative offeror to come forward.

In summary, while it is conceivable that a third party could make a higher offer, it is unlikely.

8.3.3	Other Advantages and Benefits

The Proposal has a number of advantages and benefits for Asciano shareholders:

¡	Asciano shareholders who retain the Brookfield Infrastructure CDIs received as consideration will:

•

retain an exposure to the growth opportunities of the Asciano business, albeit on a significantly diluted basis relative to their current position. Asciano shareholders will collectively own approximately 14% of Brookfield Infrastructure (on a fully diluted basis) which, in turn, will own 55% of Asciano;

•

have an exposure to Brookfield Infrastructure’s diverse range of existing infrastructure assets which encompass electricity and gas transmission and distribution, toll roads, energy related assets (heating, cooling), and communications towers as well as ports and rail. Brookfield Infrastructure’s operations are spread across Europe, North and South America and Asia as well as Australia. This variety of exposures offers considerable risk reduction benefits through diversification; and

•	have the potential to benefit from any synergy benefits extracted by Brookfield Infrastructure from its acquisition of Asciano.

The CDIs will be listed on the ASX and it is expected that Brookfield Infrastructure will be eligible (subject to meeting the necessary requirements) to be included in the S&P/ASX 100

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and S&P/ASX 200 indices. The listing should ensure that most institutional holders that have mandate restrictions can continue to hold the Brookfield Infrastructure scrip and index inclusion will support liquidity in the trading on the ASX;

¡

the consideration includes a special dividend of up to A$0.90 per share, which is expected to be fully franked. In Grant Samuel’s opinion, it is not appropriate for the assessment of the Proposal to either:

•	factor into the value of Asciano shares the value of accumulated franking credits; or

•	include in the value of the consideration the value of the credits attached to the special dividend.

The reasons are manifold but not the least of these is that the franking credits do not have value to a company per se but only have value to the shareholders of a company (when attached to dividends) and the value of those credits to each shareholder varies depending on their individual circumstances. Nevertheless, it needs to be recognised that, where part of the consideration under a takeover offer or scheme comprises a franked dividend, some shareholders may realise additional value from the franking credits (i.e. they are better off in after tax terms than they would have been had the same amount been paid as part of the acquisition price and been received as a capital gain). The following table sets out illustrative calculations for a variety of shareholder types:

Franking Credit Benefit Analysis (A cents)
		Australian Resident			Australian Super- annuation Fund[66]	Australian Corporation
	Foreign	Individual[66]
	Shareholder[65]	45%	30%	0% Tax Rate
		Marginal	Marginal
		Rate	Rate

90.0 cents received as a Fully Franked Dividend
Dividend	90.0	90.0	90.0	90.0	90.0	90.0
Franking credit	-	38.6	38.6	38.6	38.6	38.6
Gross taxable income	90.0	128.6	128.6	128.6	128.6	128.6
Tax payable	-	(63.0)	(41.1)	-	(19.3)	(38.6)
Tax credit	-	38.6	38.6	38.6	38.6	38.6
Net tax (payable)/refund	-	(24.4)	(2.6)	38.6	19.3	-
Net after tax cash income	90.0	65.6	87.4	128.6	109.3	90.0
90.0 cents received as a Capital Gain
Capital gain	90.0	90.0	90.0	90.0	90.0	90.0
Tax payable	-	(22.1)	(14.4)	-	(9.0)	(27.0)
Net after tax cash income	90.0	68.0	75.6	90.0	81.0	63.0
Net benefit of dividend	-	(2.4)	11.8	38.6	28.3	27.0

Primarily, the benefits flow to Australian resident shareholders on lower tax rates (e.g. superannuation funds). There is nil benefit to foreign shareholders, while Australian resident shareholders on the top marginal tax rate would have been marginally better off receiving the amount as a capital gain; and

¡

the alternative forms of consideration, the maximum cash consideration and the maximum scrip consideration, potentially provide flexibility for shareholders to take the consideration that best suits their individual preferences (subject to there being sufficient shareholders on the other side of the “mix and match”).

[65]	Assumes the same tax rate applies to dividend income and a capital gain for a foreign shareholder.

[66]	Assumes the shares have been held for more than 12 months and that the Medicare levy is 2% and the Temporary Budget Repair Levy (for incomes over A$180,000) is 2%.

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8.3.4	Disadvantages and Risks

Disadvantages and risks arising from the Proposal include the following:

¡	in respect of the scrip component of the Proposal, Asciano shareholders will receive securities that have a different investment risk profile and certain features that may be unattractive:

•

there will be an exposure to a large number of individual assets across a wide variety of asset classes (e.g. from electricity and gas transmission and distribution and energy systems to toll roads, ports and rail) and geographies (from Australia, Europe and the United States to Brazil and Chile). This diversity is useful for achieving risk diversification but it may not be attractive to Asciano shareholders who, up to this point, have been investors in a very focussed business (Australian rail and ports). Moreover, while Brookfield Infrastructure’s assets may all fall under a general investment thesis of “high quality, long life assets that generate stable cash flows” they are, in reality, an eclectic mix of assets with little or no operational relationship to each other with ownership interests ranging from 17% to 100%. The portfolio appears to be the result of opportunistic acquisitions rather than one built on a cohesive framework (for example, the acquisition of Asciano materially alters the portfolio composition in terms of geography, sector exposure and operating risk exposure). At the same time, this is the essential nature of a diversified infrastructure investment fund.

Brookfield Infrastructure also operates under a wide variety of regulatory regimes and, currently, approximately 45% of revenue is derived from regulated activities. Regulated businesses are generally lower risk/lower return businesses than those with some operating risk. This change in risk/return profile may also not be attractive to some Asciano shareholders;

•

shareholders who retain their Brookfield Infrastructure CDIs will have a very different set of currency risks going forward. Brookfield Infrastructure reports in US$ and its units predominantly trade on the NYSE in US$. The A$ price of the CDIs on the ASX should largely track the NYSE unit price. Accordingly, shareholders will be exposed to shifts in the A$/US$ exchange rate.

At the same time, Brookfield Infrastructure’s assets are spread across the globe with significant exposures in Australia (particularly after the Proposal is implemented), Europe and South America. Accordingly, the performance of Brookfield Infrastructure units and CDIs will be impacted by a complex interplay of various currency movements over time.

This situation contrasts with Asciano’s straightforward exposure to only the A$ and NZ$;

•

the ownership arrangements for Brookfield Infrastructure’s assets are complex with numerous partly owned assets and multiple co-investors. This structure results in very complex financial statements which can be difficult to interpret (although Brookfield Infrastructure does go to considerable lengths to also present its results and financial position on a more comprehensible basis using proportionate accounting). The complexity, transparency levels, accounting treatments and other aspects of Brookfield Infrastructure (and the broader Brookfield group) have been subject to some external criticism;

•

Brookfield Infrastructure operates with a significantly higher degree of leverage than Asciano. Based on results to 30 June 2015, Asciano had a net debt to EBITDA ratio of 2.8 times. In contrast, Brookfield Infrastructure had a net debt to EBITDA ratio (on a proportionate basis) of 5.4 times;

•

Brookfield Infrastructure is a materially less liquid security than Asciano. Over the twelve months prior to announcement of the initial approach by Brookfield Infrastructure, Asciano’s turnover on the ASX represented 117% of its issued capital

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while the comparable figure for Brookfield Infrastructure (up to the announcement of the Proposal) was only 67.5%;

•

Brookfield Infrastructure has no staff of its own. It is externally managed by Brookfield Asset Management. Externally managed investment vehicles have generally been out of favour with Australian investors since the global financial crisis.

Brookfield Asset Management receives an annual management fee of 1.25% of the fully diluted market value of Brookfield Infrastructure plus recourse debt less net cash (US$120 million in the 12 months ended 30 June 2015). This fee will apply to the increased market capitalisation arising from the issue of CDIs to Asciano shareholders (which will increase the number of fully diluted units on issue by approximately 16%) and any debt that is funded at the Brookfield Infrastructure level.

In addition, Brookfield Asset Management is entitled to incentive distributions through is Special Limited Partner units. In simple terms, these units entitle it to 15% of distributions above US$0.305 per quarter (up to US$0.33) and 25% of distributions above US$0.33 per quarter. It should be noted that:

-	these incentive distributions are treated as part of the distribution pool and are therefore not allowed for in determining measures such as net profit, FFO or AFFO;

-

they have increased substantially since 2011 (from US$4 million in 2011 to US$44 million in 2014) and totalled US$32 million in the six months ended 30 June 2015. They are now equal to almost 50% of the base management fee; and

-	given the structure, they are likely to continue to grow faster than distributions to ordinary unitholders and become larger relative to the base management fee;

•

the governance structure of Brookfield Infrastructure and the rights attaching to Brookfield Infrastructure limited partnership units are significantly different to the structure of Asciano and the rights of Asciano shareholders. The governance arrangements, the risks these give rise to and the differences between the rights of a shareholder in Asciano and the rights of a limited partnership unitholder in Brookfield Infrastructure are set out in detail in Sections 5 (particularly 5.6 and 5.7), 7 and 8 of the Scheme Booklet. Shareholders should examine these sections carefully. Key issues that Grant Samuel draws to the attention of Asciano shareholders include:

-	Brookfield Infrastructure is controlled by its general partner (a wholly owned subsidiary of Brookfield Asset Management) rather than a board of directors;

-

the general partner is required to have a majority of independent directors. However, neither Brookfield Infrastructure nor its unitholders have any right to elect or remove directors of the general partner. They are nominated by Brookfield Asset Management;

-

Brookfield Infrastructure unitholders have no capacity to remove the general partner even where performance is unsatisfactory (unlike, for example, listed unit trusts in Australia where the responsible entity can be removed by an ordinary majority of unitholders). In addition, Brookfield Asset Management can sell its interest in the general partner at any time without the approval of Brookfield Infrastructure unitholders;

-

subject to certain constraints, the general partner has absolute discretion in relation to the management of Brookfield Infrastructure. Brookfield Infrastructure unitholders have no capacity to participate in decisions by the general partner or vote on issues relating to the management or direction of the business (their main avenues are limited to pressure through public advocacy or private discussion). In fact, Brookfield Infrastructure unitholders do not have the right to call unitholder meetings;

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-	the general partner’s fiduciary duties owed to Brookfield Infrastructure have been modified to restrict the remedies and recourse available to Brookfield Infrastructure;

-	the process for approval of related party dealings is less robust than for an Australian listed company; and

-	the general partner has greater flexibility to issue new units without unitholder approval (up to a maximum of 25% of the issued capital).

In addition, the effect of these arrangements, combined with Brookfield Asset Management’s effective 29% interest in Brookfield Infrastructure, means that there is little prospect of a change of control transaction (and therefore the receipt of a control premium) without the co-operation and support of Brookfield Asset Management; and

•	the Brookfield Infrastructure CDIs are, for practical purposes, economically equivalent to Brookfield Infrastructure units. However, there are certain differences:

-

holders of CDIs are unable to attend meetings of Brookfield Infrastructure limited partners and, to the extent that limited partners are entitled to vote, are unable to vote their units directly at general meetings. However, they do have the following options:

¿	instruct the nominee and legal owner of the units, CHESS Depositary Nominees Pty Limited (“CDN”), to vote the units in the desired manner by proxy;

¿	instruct CDN to appoint the CDI holder as proxy, enabling the CDI holder to vote the Brookfield Infrastructure units at the meeting; or

¿

convert their Brookfield Infrastructure CDIs into a holding of Brookfield Infrastructure units and vote these at the meeting, which may incur a fee and would require conversion back to CDIs to subsequently sell the shares on the ASX.

Clearly, CDI holders will be able to exercise their votes (on matters they are entitled to vote on) but the process is unusual and cumbersome; and

-

the CDIs are tradeable only on the ASX and can only be traded on the NYSE and the TSX by converting Brookfield Infrastructure CDIs into a holding of Brookfield Infrastructure units. Accordingly, the trading pool on the ASX will be limited to the CDIs, which could impact the liquidity and the trading price of the CDIs relative to the price of Brookfield Infrastructure units. However, the ability to convert CDIs into units should mean that arbitrage will limit the extent of any discount.

While these matters may be of concern to Asciano shareholders:

•

Brookfield Infrastructure appears to be well accepted by the investment community in the United States and Canada. Its register includes a wide range of mainstream investment institutions and it is closely followed by a number of analysts from leading global investment banks many of whom have positive recommendations on the securities;

•

Brookfield Infrastructure has a very strong track record on delivering improved performance from its investments that has, in turn, generated significant and consistent growth in underlying profits (on a proportionate basis) and distributions to unitholders. The result has been a very high level of total returns to investors. Since listing in 2009;

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-	FFO per unit has grown on average by 23% per annum[67]; and

-	cash distributions per unit have grown on average by 12% per annum[67].

Total shareholder returns have averaged 25% per annum over the last five years68, although falling to 12% per annum over the last three years;

•

the management fees and incentive distributions, while material, are effectively already reflected in the trading price of Brookfield Infrastructure units. Similarly, any of the governance concerns should also already be incorporated into the unit price; and

•

Asciano shareholders who are uncomfortable with exposure to Brookfield Infrastructure have the option of selling the Brookfield Infrastructure CDIs they receive as part of the consideration. While there could be some downward pressure on the Brookfield Infrastructure CDI price if large numbers of Asciano shareholders decide to sell over a short period of time, and this pressure could be exacerbated as the trading pool will be limited to the CDIs listed on the ASX:

-	Asciano shareholders will represent, in aggregate, only 14% of the fully diluted capital of Brookfield Infrastructure, albeit 19% of the free float; and

-	as demonstrated in Section 8.2, the price realised for the Brookfield Infrastructure CDIs would have to be materially below current levels before the Proposal was not “fair”;

¡

as with any acquisition, there will be risks attached to the integration of the acquired business into the operations of the acquirer. Key risk areas include management (retention, working relationships), information systems and technology, customer relationships and the ability to realise synergies. Any such issues can result in adverse impacts on operating earnings or incur additional costs. In addition, while Brookfield Infrastructure undertook due diligence, it may not have identified specific issues within Asciano that could lead to unanticipated costs or liabilities. However, to the extent these would have arisen in any event, Asciano shareholders are better off (through having a diluted exposure to them as unitholders in Brookfield Infrastructure);

¡

shareholders may incur capital gains tax on the total consideration under the Proposal (refer to Section 8.5) but will only receive approximately 76% of the consideration in cash. However, any tax liabilities will not exceed the total cash received; and

¡	future distributions from Brookfield Infrastructure will not be franked for Australian income tax purposes (Asciano’s dividends are fully franked).

In Grant Samuel’s opinion, while these disadvantages and risks are not inconsequential, most have mitigating factors and they are not sufficiently material to change the conclusion that the Proposal is in the best interests of Asciano shareholders in the absence of a superior proposal.

8.4	Other

Transaction Costs

If the Proposal is not approved by shareholders or otherwise not implemented, it is estimated that Asciano will meet costs (including legal and other adviser’s fees as well as printing and mailing costs) of approximately A$9 million (less than 1 cent per share). In certain circumstances, Asciano will also be liable to pay Brookfield Infrastructure an A$88 million break fee. If the Proposal is implemented, all transaction costs (estimated at A$36 million) will effectively be borne by the Brookfield Consortium.

[67]

Calculated on the basis of FFO per unit of US$1.03 in 2009 and US$3.60 in 2015 (where US$3.60 is the second quarter 2015 FFO per unit annualised) and a distribution per unit of US$1.06 in 2009 and US$2.12 in 2015 (where US$2.12 is the second quarter 2015 distribution annualised).

[68]	Sourced from Brookfield Infrastructure Investor Fact Sheet, August 2015.

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Less than Marketable Parcel of Brookfield Infrastructure CDIs

If the Proposal is implemented, Asciano shareholders who would have been entitled to receive less than a marketable parcel69 of Brookfield Infrastructure CDIs will be deemed to have elected to have all of their Brookfield Infrastructure CDIs sold on their behalf through the sale facility. These shareholders will receive a cash price for their Asciano shares based on the volume weighted average price that the Brookfield Infrastructure CDIs to which they would have been entitled under the Proposal are sold by the sale agent within 15 days after the Proposal is implemented. This price could be impacted by downward pressure on the Brookfield Infrastructure CDI price if large numbers of Asciano shareholders decide to sell over a short period of time following implementation of the Proposal. However:

¡	this requirement will only apply to Asciano shareholders holding approximately 250 or fewer shares; and

¡	Asciano shareholders are able to “opt out” of this deeming provision.

Ineligible Foreign Shareholders

If the Proposal is implemented, ineligible foreign shareholders will not receive Brookfield Infrastructure CDIs. They will receive a cash price for their Asciano shares based on the volume weighted average price that the Brookfield Infrastructure CDIs to which they would have been entitled under the Proposal are sold by the sale agent within 15 days after the Proposal is implemented. They may also have to pay tax on any profit on disposal of their Asciano shares (in their country of residence). However:

¡	their Asciano shares will be sold for market value;

¡

they can acquire Brookfield Infrastructure units through the NYSE, the TSX or, following implementation, acquire Brookfield Infrastructure CDIs through the ASX if they wish to retain an exposure to the combined group; and

¡	shareholders representing only approximately 15% of Asciano’s issued shares are expected to be impacted by these provisions.

8.5	Taxation Issues

Capital Gains Tax for Australian Resident Shareholders

Australian resident Asciano shareholders who hold their shares on capital account will realise a capital gain or a capital loss on disposal of their Asciano shares. Scrip for scrip rollover relief will not be available in respect of the Brookfield Infrastructure CDIs that form part of the consideration.

A capital gain should arise where the sale proceeds received exceed the shareholder’s cost base for their Asciano shares. Asciano shareholders who have held their securities for at least 12 months prior to implementation should be entitled to discount the amount of any capital gain (after the application of capital losses) by 50%. A capital loss should arise where the shareholder’s reduced cost base for their Asciano shares exceeds the sale proceeds.

Non Australian resident Asciano shareholders should not be subject to Australian capital gains tax on any gain derived from the disposal of their Asciano shares but may have capital gains tax consequences in their home jurisdiction.

[69]

A marketable parcel of Brookfield Infrastructure CDIs must have a value of not less than A$500 based on the closing price of Brookfield Infrastructure units on the NYSE on the day prior to the Scheme Record Date (New York time) and the US$/A$ exchange rate on the Scheme Record Date.

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The analysis set out above outlines the major tax consequences of the Proposal and should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation consequences of the Proposal for shareholders. Further details on the taxation consequences of the Proposal for Australian resident shareholders are set out in Section 9 of the Scheme Booklet. In any event, the taxation consequences for shareholders will depend on their individual circumstances. If in any doubt, shareholders should consult their own professional adviser.

Treatment of Brookfield Infrastructure Distributions

Distributions received from Brookfield Infrastructure should be included in the Australian assessable income of a shareholder where they are paid out of profits of Brookfield Infrastructure. The distribution will not carry any franking credits but shareholders should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable distributions for any foreign income tax withheld by Brookfield Infrastructure on future distributions. Distributions that comprise a return of capital from Brookfield Infrastructure should not constitute Australian assessable income and no foreign income tax offset would be available.

8.6	Shareholder Decision

Grant Samuel has been engaged to prepare an independent expert’s report setting out whether in its opinion the Proposal is in the best interests of shareholders and to state reasons for that opinion. Grant Samuel has not been engaged to provide a recommendation to shareholders in relation to the Proposal, the responsibility for which lies with the directors of Asciano.

In any event, the decision whether to vote for or against the Proposal is a matter for individual shareholders based on each shareholder’s views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt as to the action they should take in relation to the Proposal, shareholders should consult their own professional adviser.

Grant Samuel’s opinion is directed to the issue of whether or not Asciano shareholders are receiving fair value for their shares today. It is an entirely separate matter for individual shareholders to determine whether to hold or sell the securities in Brookfield Infrastructure that they receive under the Proposal. This is an investment decision upon which Grant Samuel does not offer an opinion and it is independent of a decision on whether to vote for or against the Proposal. Shareholders should consult their own professional adviser in this regard.

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9	Qualifications, Declarations and Consents

9.1	Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally) as well as marketing and distribution services to fund managers. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 500 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom (Hons) CA (NZ) SF Fin and Jaye Gardner BCom LLB (Hons) CA SF Fin GAICD. Each has a significant number of years of experience in relevant corporate advisory matters. Tina De Young BCom CFA, Danielle Rodgers BEc and Tom Rowe BCom CA assisted in the preparation of the report. Each of the above persons is a representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

9.2	Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the Proposal is in the best interests of shareholders. Grant Samuel expressly disclaims any liability to any Asciano shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

Grant Samuel has had no involvement in the preparation of the Scheme Booklet issued by Asciano and has not verified or approved any of the contents of the Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

Grant Samuel has had no involvement in Asciano’s due diligence investigation in relation to the Scheme Booklet and does not accept any responsibility for the completeness or reliability of the process which is the responsibility of Asciano.

9.3	Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any business or professional relationship with Asciano or Brookfield Infrastructure (or its affiliates) or any financial or other interest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal.

Grant Samuel advises that in June 2015, Grant Samuel Corporate Finance Pty Limited, a related party to Grant Samuel, was retained by Patrick Auto, Bulk & General Ports Pty Limited, a wholly owned subsidiary of Asciano and 50% owner of Port of Geelong Unit Trust, in connection with the renegotiation of the Port Operating Agreements for the Port of Geelong. This assignment was completed in July 2015. Grant Samuel received a total fee (based on hours incurred) of less than A$120,000 for this service.

Grant Samuel commenced analysis for the purposes of this report in August 2015 prior to the announcement of the Proposal. This work did not involve Grant Samuel participating in setting the terms of, or any negotiations leading to, the Proposal.

Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of A$1.1 million for the preparation of this report. This fee is not contingent on the conclusions reached or the outcome of the Proposal. Grant Samuel’s out

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of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 March 2011.

9.4	Declarations

Asciano has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving negligence or wilful misconduct by Grant Samuel. Asciano has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Any claims by Asciano are limited to an amount equal to the fees paid to Grant Samuel. Where Grant Samuel or its employees and officers are found to have been negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action.

Advance drafts of this report were provided to Asciano and its advisers. Advance drafts of this report were also provided to Brookfield Infrastructure. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

9.5	Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet to be sent to shareholders of Asciano. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

9.6	Other

The accompanying letter dated 29 September 2015 and the Appendices form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

29 September 2015

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Appendix 1

Selection of Discount Rate

1	Overview

The following discount rates have been selected by Grant Samuel to apply to the forecast nominal ungeared after tax cash flows for Asciano’s business divisions:

Discount Rates
Business Division	Discount Rate
Pacific National	8.0-9.0%
Patrick T&L	9.0-10.0%
BAPS	9.0-10.0%

Different discount rates have been selected for each business unit because they have differing risk profiles.

Selection of the appropriate discount rate to apply to the forecast cash flows of any business enterprise is fundamentally a matter of judgement. The valuation of an asset or business involves judgements about the discount rates that may be utilised by potential acquirers of that asset. There is a body of theory which can be used to support that judgement. However, a mechanistic application of formulae derived from that theory can obscure the reality that there is no “correct” discount rate. Despite the growing acceptance and application of various theoretical models, it is Grant Samuel’s experience that many companies rely on less sophisticated approaches. Many businesses and investors use relatively arbitrary “hurdle rates” which do not vary significantly from investment to investment or change significantly over time despite interest rate movements. Valuation is an estimate of what real world buyers and sellers of assets would pay and must therefore reflect criteria that will be applied in practice even if they are not theoretically correct. Grant Samuel considers the rates adopted to be reasonable discount rates that acquirers would use irrespective of the outcome of any particular theoretical model.

The discount rates that Grant Samuel has adopted are reasonable relative to the rates derived from theoretical models. The discount rates represent an estimate of the weighted average cost of capital (“WACC”) appropriate for each business division. Grant Samuel has calculated a WACC based on a weighted average of the cost of equity and the cost of debt. This is the relevant rate to apply to ungeared cash flows. There are three main elements to the determination of an appropriate WACC. These are:

¡	cost of equity;

¡	cost of debt; and

¡	debt/equity mix.

WACC is a commonly used basis but it should be recognised that it has shortcomings in that it:

¡	represents a simplification of what are usually much more complex financial structures; and

¡	assumes a constant degree of leverage which is seldom correct.

The cost of equity has been derived from application of the capital asset pricing model (“CAPM”) methodology. The CAPM is probably the most widely accepted and used methodology for determining the cost of equity capital. There are more sophisticated multivariate models which utilise additional risk factors but these models have not achieved any significant degree of usage or acceptance in practice. However, while the theory underlying the CAPM is rigorous the practical application is subject to shortcomings and limitations and the results of applying the CAPM model should only be regarded as providing a general guide. There is a tendency to regard the rates calculated using CAPM as inviolate. To do so is to misunderstand the limitations of the model. For example:

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¡	the CAPM theory is based on expectations but uses historical data as a proxy. The future is not necessarily the same as the past and, for example, companies’ risk profiles can change quickly;

¡

the measurement of historical data such as risk premia and beta factors is subject to very high levels of statistical error. Measurements vary widely depending on factors such as source, time period and sampling frequency;

¡

the measurement of beta is often based on comparisons with other companies. None of these companies is likely to be directly comparable to the entity for which the discount rate is being calculated and may operate in widely varying markets;

¡	parameters such as the debt/equity ratio and risk premium are based on subjective judgements; and

¡

there is not unanimous agreement as to how the model should adjust for factors such as taxation. The CAPM was developed in the context of a “classical” tax system. Australia’s system of dividend imputation has a significant impact on the measurement of net returns to investors.

In addition, the market upheaval since 2007 has seen a repricing of risk by investors and global interest rates, including long term bond rates, are at low levels by comparison with historical norms. The CAPM methodology does not readily allow for these types of events.

The cost of debt has been determined by reference to the pricing implied by the debt markets in Australia. The cost of debt represents an estimate of the expected future returns required by debt providers. In determining the appropriate cost of debt over this forecast period, regard was had to debt ratings of comparable companies.

Selection of an appropriate debt/equity mix is a matter of judgement. The debt/equity mix represents an appropriate level of gearing, stated in market value terms, for the business over the forecast period. The relevant proportions of debt and equity have been determined having regard to the financial gearing of the industry in general and comparable companies, and judgements as to the appropriate level of gearing considering the nature and quality of the cash flow stream.

The following sections set out the basis for Grant Samuel’s determination of the discount rates for Asciano’s businesses and the factors which limit the accuracy and reliability of the estimates.

2	Definition and Limitations of the CAPM and WACC

The CAPM provides a theoretical basis for determining a discount rate that reflects the returns required by diversified investors in equities. The rate of return required by equity investors represents the cost of equity of a company and is therefore the relevant measure for estimating a company’s weighted average cost of capital. CAPM is based on the assumption that investors require a premium for investing in equities rather than in risk free investments (such as Australian government bonds). The premium is commonly known as the market risk premium and notionally represents the premium required to compensate for investment in the equity market in general.

The risks relating to a company or business may be divided into specific risks and systematic risks. Specific risks are risks that are specific to a particular company or business and are unrelated to movements in equity markets generally. While specific risks will result in actual returns varying from expected returns, it is assumed that diversified investors require no additional returns to compensate for specific risk, because the net effect of specific risks across a diversified portfolio will, on average, be zero. Portfolio investors can diversify away all specific risk.

However, investors cannot diversify away the systematic risk of a particular investment or business operation. Systematic risk is the risk that the return from an investment or business operation will vary with the market return in general. If the return on an investment was expected to be completely correlated with the return from the market in general, then the return required on the investment would be equal to the return required from the market in general (i.e. the risk free rate plus the market risk premium).

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Systematic risk is affected by the following factors:

¡	financial leverage: additional debt will increase the impact of changes in returns on underlying assets and therefore increase systematic risk;

¡	cyclicality of revenue: projects and companies with cyclical revenues will generally be subject to greater systematic risk than those with non-cyclical revenues; and

¡

operating leverage: projects and companies with greater proportions of fixed costs in their cost structure will generally be subject to more systematic risk than those with lesser proportions of fixed costs.

CAPM postulates that the return required on an investment or asset can be estimated by applying to the market risk premium a measure of systematic risk described as the beta factor. The beta for an investment reflects the covariance of the return from that investment with the return from the market as a whole. Covariance is a measure of relative volatility and correlation. The beta of an investment represents its systematic risk only. It is not a measure of the total risk of a particular investment. An investment with a beta of more than one is riskier than the market and an investment with a beta of less than one is less risky. The discount rate appropriate for an investment which involves zero systematic risk would be equal to the risk free rate.

The formula for deriving the cost of equity using CAPM is as follows:

Re	=	Rf + Beta (Rm – Rf)

Where:
Re	=	the cost of equity capital;
Rf	=	the risk free rate;
Beta	=	the beta factor;
Rm	=	the expected market return; and
Rm - Rf	=	the market risk premium.

The beta for a company or business operation is normally estimated by observing the historical relationship between returns from the company or comparable companies and returns from the market in general. The market risk premium is estimated by reference to the actual long run premium earned on equity investments by comparison with the return on risk free investments.

The formula conventionally used to calculate a WACC under a classical tax system is as follows:

WACC	=	(Re x E/V) + (Rd x (1-t) x D/V)

Where:
E/V	=	the proportion of equity to total value (where V = D + E);
D/V	=	the proportion of debt to total value;
Re	=	the cost of equity capital;
Rd	=	the cost of debt capital; and
t	=	the corporate tax rate

The models, while simple, are based on a sophisticated and rigorous theoretical analysis. Nevertheless, application of the theory is not straightforward and the discount rate calculated should be treated as no more than a general guide. The reliability of any estimate derived from the model is limited. Some of the issues are discussed below:

¡	Risk Free Rate

Theoretically, the risk free rate used should be an estimate of the risk free rate in each future period (i.e. the one year spot rate in that year if annual cash flows are used). There is no official “risk free” rate but rates on government securities are typically used as an acceptable substitute. More importantly, forecast rates for each future period are not readily available. In practice, the long term

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Commonwealth Government Bond rate is used as a substitute in Australia and medium to long term Treasury Bond rates are used in the United States. It should be recognised that the yield to maturity of a long term bond is only an average rate and where the yield curve is strongly positive (i.e. longer term rates are significantly above short term rates) the adoption of a single long term bond rate has the effect of reducing the net present value where the major positive cash flows are in the initial years. The long term bond rate is therefore only an approximation.

The ten year bond rate is a widely used and accepted benchmark for the risk free rate. Where the forecast period exceeds ten years, an issue arises as to the appropriate bond to use. While longer term bond rates are available, the ten year bond market is the deepest long term bond market in Australia and is a widely used and recognised benchmark. There is a very limited market for bonds of more than ten years. In the United States, there are deeper markets for longer term bonds. The 30 year bond rate is a widely used benchmark. However, long term rates accentuate the distortions of the yield curve on cash flows in early years. In any event, a single long term bond rate matching the term of the cash flows is no more theoretically correct than using a ten year rate. More importantly, the ten year rate is the standard benchmark used in practice.

Where cash flows are less than ten years in duration the opposite issue arises. An argument could be made that shorter term, and therefore lower, bond rates should be used in determining the discount rate for these assets. While Grant Samuel believes this is a legitimate argument, an adjustment may give a misleading impression of precision for the whole methodology. In any event, the impact on valuation would usually be trivial.

In practice, Grant Samuel believes acquirers would use a common rate. The ten year bond rate can be regarded as an acceptable standard risk free rate for medium to long term cash flows, particularly given its wide use.

¡	Market Risk Premium

The market risk premium (Rm - Rf) represents the “extra” return that investors require to invest in equity securities as a whole over risk free investments. This is an “ex-ante” concept. It is the expected premium and as such it is not an observable phenomenon. There is no generally accepted approach to estimating a forward looking market risk premium and therefore the historical premium is used as the best available proxy measure. The premium earned historically by equity investments is usually calculated over a time period of many years, typically at least 30 years. This long time frame is used on the basis that short term numbers are highly volatile and that a long term average return would be a fair indication of what most investors would expect to earn in the future from an investment in equities with a 5-10 year time frame.

In the United States it is generally believed that the premium is in the range of 5-6% but there are widely varying assessments (from 3% to 9%). Australian studies have been more limited and mainly derive from the Officer Study1 which was based on data for the period 1883 to 1987 (prior to the introduction of dividend imputation) and indicated that the long run average premium was in the order of 8% using an arithmetic average but subject to significant statistical error2. More recently, the Officer Study has been updated to 20113 with the long term average declining to around 6%. However, due to concerns about the earlier market data, Officer now places emphasis on the average risk premium since 1958 which is estimated to be 5.9% ignoring the impact of imputation4.

[1]	R.R. Officer in Ball, R., Brown, P., Finn, F. J. & Officer, R. R., “Share Market and Portfolio Theory: Readings and Australian Evidence” (second edition), University of Queensland Press, 1989 (“Officer Study”).

[2]	The “true” figure lies within a range of approximately 2-10% at a 95% confidence level.

[3]	Dr. S. Bishop and Professor R.R. Officer, “Review of Debt Risk Premium and Market Risk Premium” (February 2013), prepared for Aurizon Holdings Limited.

[4]	Where the market return explicitly includes a component for imputation benefits of 1.0 the market risk premium over the same period is around 6.5%.

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In addition, the market risk premium is not constant and changes over time. At various stages of the market cycle investors perceive that equities are more risky than at other times and will increase or decrease their expected premium. Indeed, prior to 2008 there were arguments being put forward that the risk premium was lower than it had been historically while today there is evidence to indicate that current market risk premiums are above historical averages. However, there is no accepted approach to deal with changes in market risk premia for current conditions.

¡	Beta Factor

The beta factor is a measure of the expected covariance (i.e. volatility and correlation of returns) between the return on an investment and the return from the market as a whole. The expected beta factor cannot be observed. The conventional practice is to calculate an historical beta from past share price data and use it as a proxy for the future but it must be recognised that the expected beta is not necessarily the same as the historical beta. A company’s relative risk does change over time.

The appropriate beta is the beta of the company being acquired rather than the beta of the acquirer (which may be in a different business with different risks). Betas for the particular subject company may be utilised. However, it is also appropriate (and may be necessary if the investment is not listed) to utilise betas for comparable companies and sector averages (particularly as those may be more reliable).

However, there are very significant measurement issues with betas which mean that only limited reliance can be placed on such statistics. There is no “correct” beta. For example:

•	over the last three years Asciano’s beta as measured by the Securities Industry Research Centre of Asia-Pacific (SIRCA Limited (“SIRCA”)) has varied between 0.73 and 3.16;

•

Asciano’s beta has been considerably lower and more consistent over the last two years, varying between 0.73 and 0.98. These measures of beta are more appropriate as the earlier betas would have included the impact of Asciano’s financial difficulties during the global financial crisis. Its financial leverage is now materially lower; and

•

the standard error of the SIRCA’s estimate of the Asciano beta over the last two years has generally been in the order of 0.17 to 0.19 meaning that for a beta of, say, 0.9 even at a 68% confidence level, the range is 0.72 to 1.09.

¡	Debt/Equity Mix

The tax deductibility of the cost of debt means that the higher the proportion of debt the lower the WACC, although this would be offset, at least in part, by an increase in the beta factor as leverage increases.

The debt/equity mix assumed in calculating the discount rate should be consistent with the level implicit in the measurement of the beta factor. Typically, the debt/equity mix changes over time and there is significant diversity in the levels of leverage across companies in a sector. There is a tendency to calculate leverage at a point in time whereas the leverage should represent the average over the period the beta was measured. This can be difficult to assess with a meaningful degree of accuracy.

The measured beta factors for listed companies are “equity” betas and reflect the financial leverage of the individual companies. It is possible to unleverage beta factors to derive asset betas and releverage betas to reflect a more appropriate or comparable financial structure. In Grant Samuel’s view this technique is subject to considerable estimation error. Deleveraging and releveraging betas exacerbates the estimation errors in the original beta calculation and gives a misleading impression as to the precision of the methodology. Deleveraging and releveraging is also incorrectly calculated based on debt levels at a single point in time.

In addition, the actual debt and equity structures of most companies are typically relatively complex. It is necessary to simplify this for practical purposes in this kind of analysis.

Finally, it should be noted that, for this purpose, the relevant measure of the debt/equity mix is based on market values not book values.

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¡	Specific Risk

The WACC is designed to be applied to “expected cash flows” which are effectively a weighted average of the likely scenarios. To the extent that a business is perceived as being particularly risky, this specific risk should be dealt with by adjusting the cash flow scenarios. This avoids the need to make arbitrary adjustments to the discount rate which can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation.

However, it is also common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) in a different way by adjusting the discount rate applied to forecast cash flows.

3	Calculation of WACC

3.1	Cost of Equity Capital

The application of CAPM results in the following calculated outcomes for the cost of equity capital:

Cost of Equity Capital
Business Division	Cost of Equity Capital
Pacific National	8.2-8.8%
Patrick T&L	8.8-9.4%
BAPS	8.8-9.4%

The assumptions, judgements and estimated upon which the costs of equity are based are as follows:

¡	Risk Free Rate

The risk free rate of 2.8% approximates the current yield to maturity on ten year Australian Government bonds.

¡	Market Risk Premium

Grant Samuel has consistently adopted a market risk premium of 6% and believes that this continues to be a reasonable estimate. It:

•	is not statistically significantly different to the premium suggested by long term historical data;

•	is similar to that used by a wide variety of analysts, practitioners and regulators (typically in the range 5-7%); and

•	makes no explicit allowance for the impact of Australia’s dividend imputation system.

¡	Beta Factor

Grant Samuel has adopted beta factors in the following ranges for the purposes of valuing Asciano’s business divisions:

Equity Beta Factors
Business Division	Beta
Pacific National	0.9-1.0
Patrick T&L	1.0-1.1
BAPS	1.0-1.1

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Grant Samuel has considered the beta factors for a range of companies in determining appropriate betas for Asciano’s business divisions. The betas have been calculated on two bases, relative to each company’s home exchange index and relative to the Morgan Stanley Capital International Developed World Index (“MSCI”), an international equities market index that is widely used as a proxy for the global stockmarket as a whole. Where a company is extensively traded by global investors it can be argued that the regression against the MSCI is more relevant but:

•	this depends on who the “price setting” investors are; and

•	it raises a related issue as to whether a global risk premium is also appropriate and, if so, what that global premium is.

Put alternatively, there is no simple, universal answer.

A summary of betas for selected listed companies comparable to each of Asciano’s business divisions is set out in the table below:

Equity Beta Factors for Selected Listed Entities
		Monthly Observations			Weekly Observations
	Market		over 4 years		over 2 years
Company	Capitalisation[5]		Bloomberg[7]		Bloomberg
	(millions)	SIRCA[6]	Local		Local
			Index	MSCI[8]	Index	MSCI
Asciano	A$6,486	0.89	0.93	0.74	0.87	0.59
Rail Transport
Aurizon	A$10,771	0.84	0.70	0.69	0.87	0.71
Union Pacific	US$75,012		1.03	1.00	1.17	1.12
Canadian National	C$59,241		0.67	0.68	1.04	1.05
CSX	US$26,935		1.28	1.26	1.12	1.05
Norfolk Southern	US$23,502		1.19	1.19	1.14	1.07
Canadian Pacific	C$29,829		1.13	1.04	1.25	1.17
Kansas City Southern	US$10,240		1.30	1.27	1.30	1.24
Genesee & Wyoming	US$3,768		1.42	1.45	1.31	1.31
VTG	€583		0.88	1.11	0.74	0.79
Minimum			0.67	0.68	0.74	0.71
Maximum			1.42	1.45	1.31	1.31
Median			1.13	1.11	1.14	1.07
Weighted average[9]			1.02	1.00	1.14	1.09

[5]

Based on share prices as at 20 August 2015, except Asciano which is based on its share price as at 30 June 2015 (being the day prior to announcement of the initial approach from Brookfield Infrastructure).

[6]

The Australian beta factors calculated by SIRCA as at 31 March 2015 over a period of 48 months using ordinary least squares regression or the Scholes-Williams technique where the stock is thinly traded.

[7]

Bloomberg betas have been calculated up to 20 August 2015. Grant Samuel understands that betas estimated by Bloomberg are not calculated strictly in conformity with accepted theoretical approaches to the estimation of betas (i.e. they are based on regressing total returns rather than the excess return over the risk free rate). However, in Grant Samuel’s view the Bloomberg beta estimates can still provide a useful insight into the systematic risks associated with companies and industries. The figures used are the Bloomberg “adjusted” betas.

[8]	MSCI is calculated using local currency so that there is no impact of currency changes in the performance of the index.

[9]	Weighted by market capitalisation converted to Australian dollars.

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Equity Beta Factors for Selected Listed Entities
			Monthly Observations			Weekly Observations
	Market		over 4 years			over 2 years
Company	Capitalisation[5]			Bloomberg[7]		Bloomberg
	(millions)		SIRCA[6]	Local		Local
				Index	MSCI[8]	Index	MSCI

Container Port Operators
DP World	US$18,509			0.58	1.15	0.52	0.55
ICTS	US$4,052			0.70	0.70	0.62	0.48
Hamburger Hafen	€1,138			0.95	1.29	0.77	1.08
EUROKAI[10]	€425			0.78	0.88	0.54	0.78
Global Ports	US$993			1.11	1.19	0.77	0.75
Hutchison Trust	HK$35,443			0.98	0.69	0.85	0.53
COSCO Pacific	US$3,871			1.29	1.63	0.86	0.54
Minimum				0.58	0.69	0.52	0.48
Maximum				1.29	1.63	0.86	1.08
Median				0.95	1.15	0.77	0.55
Weighted average[9]				0.76	1.09	0.63	0.56
Diversified and Bulk Ports
China Merchants	HK$80,543	[11]		1.01	1.10	1.02	0.63
Port of Tauranga	NZ$2,345			0.71	0.29	0.65	0.41
Dalian Port [12]	RMB24,544			1.16	1.24	1.37	0.56
Xiamen International	HK$4,262			1.46	1.00	1.61	0.39
Luka Koper	€350			1.46	0.96	1.35	0.69
Freight and Logistics
Qube	A$2,368		0.98	1.02	1.02	1.10	0.92
Mainfreight	NZ$1,423			0.56	0.31	0.81	0.52

Source: SIRCA, Ibbotson, Bloomberg

Grant Samuel has selected a beta in the range 0.9-1.0 for Pacific National, taking into account the following:

•

Asciano’s beta factor is 0.89 as measured against the Australian sharemarket by the SIRCA, 0.93 as measured against the Australian sharemarket by Bloomberg and 0.74 as measured against the MSCI by Bloomberg. All of these betas have been calculated using monthly observations over a four year period. These betas reflect Asciano’s blended business operations but the Pacific National rail business comprises approximately 70% of Asciano’s earnings. Listed ports businesses generally have higher betas than listed rail transport businesses (e.g. the beta factor for Qube Holdings Limited (“Qube”) is 1.02 as measured against the Australian sharemarket) indicating a beta of 1.0 or less for Pacific National;

•

Aurizon Holdings Limited (“Aurizon”) has a lower beta factor (at 0.84 as measured against the Australian sharemarket by SIRCA and around 0.70 as measured against the Australian sharemarket and the MSCI by Bloomberg). This is considered appropriate given the significant contribution of regulated revenue from below rail operations (which Pacific National does not have);

•	it is broadly consistent with the beta for VTG AG. VTG AG has similar operations to Pacific National albeit it is considerably smaller and more highly geared; and

[10]	Betas are for EUROKAI’s ordinary shares which represent around 40% of issued capital.
[11]	Including unlisted mandatory convertible notes issued in June 2014.
[12]	Betas are for Dalian’s A shares which are listed on the Shanghai Stock Exchange which represent around 75% of issued capital.

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•

North American rail companies (which have above rail and below rail operations) generally have betas of more than 1.0. All of these businesses (other than Genesee & Wyoming Inc) are significantly larger than Pacific National and all have lower gearing than Asciano. A lower beta for Pacific National is justified on the basis that the North American rail companies have more exposure to volume risk than Pacific National.

Furthermore, intuitively, it would be expected that Pacific National would have a beta of around 1 given that one of its key drivers is the Australian economy. On the other hand, a significant proportion of its annual volume is protected through take-or-pay contracts indicating less risk than market as a whole and warranting a beta of less than 1.0.

A beta in the range 1.0-1.1 has been selected for Patrick T&L, taking into:

•

Patrick T&L has exposure to volume, price and competitive risks. Volumes and revenue are heavily influenced by growth in gross domestic product (“GDP”) and growth in trade between Australia and other countries. Broad exposure to the ebbs and flows of the Australian economy supports a beta of around 1.0 and international trade would be likely to be more volatile (in the same direction) than the economy as a whole;

•

the range is broadly consistent with the beta for Hamburger Hafen & Logistik AG (“Hamburger Hafen”) of approximately 1.0. Hamburger Hafen is similar in size and operates three terminals in a single country. It also generates landside logistics revenue in similar proportions to Patrick T&L; and

•

International Container Terminal Services Inc. (“ICTS”) has a beta of less than 1.0 (approximately 0.6-0.7 using four year data). ICTS is highly diversified globally and also has significant business in the management of ports. Port management provides a more stable revenue stream and justifies a lower beta.

A beta in the range of 1.0-1.1 has also been selected for BAPS. BAPS has full exposure to volume and competitive risks. The most significant driver for Patrick BAPS is Australian GDP growth, justifying a beta of close to 1.0. This beta is consistent with Qube’s beta of just over 1.0. Qube’s size and business operations are the most comparable to the diversified business operations of BAPS (in comparison to other peers).

¡	Calculation

Using the estimates set out above, the cost of equity capital for Asciano’s business divisions can be calculated as follows:

Cost of Equity Capital
Business Division	Low	High
Formula	Re = Rf + Beta (Rm – Rf)
Pacific National	= 2.8% + (0.9 x 6%)	= 2.8% + (1.0 x 6%)
	= 8.2%	= 8.8%
Patrick T&L	= 2.8% + (1.0 x 6%)	= 2.8% + (1.1 x 6%)
	= 8.8%	= 9.4%
BAPS	= 2.8% + (1.0 x 6%)	= 2.8% + (1.1 x 6%)
	= 8.8%	= 9.4%

3.2	Cost of Debt

A cost of debt of 4.8% has been adopted based on a margin of 2% over the risk free rate. This figure represents the expected future cost of borrowing over the duration of the cash flow model. Grant Samuel believes that this would be a reasonable estimate of an average interest rate, including a margin, that would match the duration of the cash flows assuming that the operations were funded with a mixture of short term and long term debt.

This cost of debt is below Asciano’s current average cost of debt of approximately 6.5% which is the result of the timing of raising various tranches of debt. For the purposes of the analysis, it is better to use a margin over the risk free rate so as to ensure internal consistency.

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3.3	Debt/Equity Mix

The selection of the appropriate debt/equity ratio involves perhaps the most subjectivity of discount rate selection analysis. In determining an appropriate debt/equity mix, regard was had to gearing levels of Asciano and the peer group companies used in the beta analysis.

Gearing levels for these companies for the past four years are set out below:

Gearing Levels for Selected Listed Entities
	Net Debt/(Net Debt + Market Capitalisation)
	Financial Year Ended					4 Year
	Historical 4	Historical 3	Historical 2	Historical 1	Current	Average
Asciano	34.3%	37.6%	35.1%	37.1%	37.1%	36.0%
Rail Transport
Aurizon	7.4%	12.3%	18.5%	20.7%	21.2%	14.7%
Union Pacific	13.1%	11.8%	9.5%	8.5%	13.1%	10.7%
Canadian National	15.4%	14.8%	13.1%	11.4%	13.5%	13.7%
CSX	26.4%	29.4%	22.5%	19.6%	25.1%	24.5%
Norfolk Southern	23.1%	29.4%	21.9%	19.7%	27.2%	23.5%
Canadian Pacific	28.7%	19.9%	13.5%	12.8%	18.0%	18.7%
Kansas City Southern	17.3%	14.3%	11.4%	12.7%	17.0%	14.0%
Genesee & Wyoming	19.1%	33.6%	23.3%	24.4%	38.3%	25.1%
VTG	68.1%	72.7%	70.3%	67.9%	74.1%	69.8%
Minimum	7.4%	11.8%	9.5%	8.5%	13.1%	10.7%
Maximum	68.1%	72.7%	70.3%	67.9%	74.1%	69.8%
Median	19.1%	19.9%	18.5%	19.6%	21.2%	18.7%
Container Port Operators
DP World	30.8%	22.8%	14.4%	10.9%	23.7%	19.7%
ICTS	7.6%	14.5%	13.2%	14.4%	19.9%	12.4%
Hamburger Hafen	8.9%	14.6%	11.8%	10.9%	12.6%	11.6%
EUROKAI	21.8%	24.0%	(12.1%)	(8.1%)	(2.1%)	6.4%
Global Ports	2.9%	9.4%	33.1%	70.2%	52.7%	28.9%
Hutchison Trust	35.3%	32.9%	16.8%	16.8%	15.5%	25.5%
COSCO Pacific	35.3%	32.9%	16.8%	16.8%	15.5%	25.5%
Minimum	2.9%	9.4%	(12.1%)	(8.1%)	12.6%	6.4%
Maximum	35.3%	32.9%	38.0%	70.2%	52.7%	34.4%
Median	21.8%	22.8%	14.4%	14.4%	21.8%	19.7%
Diversified and Bulk Ports
China Merchants	23.3%	18.7%	24.5%	11.0%	8.7%	19.4%
Port of Tauranga	11.2%	9.2%	10.9%	10.9%	10.6%	10.6%
Dalian Port	45.8%	41.5%	52.9%	28.0%	21.9%	42.1%
Xiamen International	(18.1%)	28.6%	32.8%	28.1%	29.7%	17.8%
Luka Koper	67.2%	61.4%	53.2%	28.0%	21.8%	52.4%
Freight and Logistics
Qube	18.5%	23.0%	10.4%	17.2%	17.8%	17.3%
Mainfreight	20.1%	17.2%	13.6%	13.7%	14.0%	16.2%

Source: S&P Capital IQ, Bloomberg, Grant Samuel analysis

The selection of gearing levels is highly judgemental. The table shows a very wide range of gearing levels even within particular subsectors. The debt levels should actually be the weighted average measured over the same period as the beta factor rather than just at the current point in time. Moreover, these do not always bear any relationship to the betas of the individual

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companies. In some cases lowly geared companies still have equity betas towards the higher end of the range (e.g. the North American rail companies). Asciano’s own gearing, even based on current levels, is towards the upper end of the comparable data set.

Having regard to the above, Grant Samuel has adopted the following debt/value ratios:

Debt/Value Ratios
Business Division	Debt/Value
Pacific National	15-25%
Patrick T&L	15-25%
BAPS	10-20%

The gearing levels adopted for Asciano’s business divisions are less than Asciano’s own gearing but is consistent with the gearing levels of comparable listed entities. The gearing level selected for BAPS is slightly lower than the gearing level selected for Pacific National and Patrick T&L. This is consistent with the more competitive and volatile nature of BAPS.

3.4	WACC

On the basis of the parameters outlined above and assuming a corporate tax rate of 30%, the calculated nominal WACC for Asciano’s business divisions are as follows:

Calculated WACCs
Business Division	Low	High
Formula	= Ke(E/V) + Kd(1- t)(D/V)
Pacific National	= (8.2% x 75%) +	= (8.8% x 85%) +
	(4.8% x 0.7 x 25%)	(4.8% x 0.7 x 15%)
	= 7.0%	= 8.0%
Patrick T&L	= (8.8% x 75%) +	= (9.4% x 85%) +
	(4.8% x 0.7 x 25%)	(4.8% x 0.7 x 15%)
	= 7.4%	= 8.5%
BAPS	= (8.8% x 80%) +	= (9.4% x 90%) +
	(4.8% x 0.7 x 20%)	(4.8% x 0.7 x 10%)
	= 7.7%	= 8.8%

These are after tax discount rates to be applied to nominal ungeared after tax cash flows. However, it must be recognised that these are calculations based on statistics of limited reliability and involving a multitude of assumptions. In this regard, Grant Samuel’s view is that the selected weighted average cost of capital should incorporate a margin over the calculated WACC range to reflect a broader range of evidence:

¡

the CAPM implies a cost of equity for the market as a whole of 8.8% (2.8% + 1.0 x 6%). The Gordon Growth Model[13] is an alternative approach to estimating the cost of equity under which it is calculated as the current forecast yield plus the expected long term growth rate (whether for the market as a whole or for individual companies). This approach is particularly useful when valuing assets which generate long term stable cash flows such as operating infrastructure assets. In this context:

•

the Australian equities market is currently trading at average forecast dividend yields of approximately 5%. Long term growth in dividends per share has been in the order of 5-7% per annum. Assuming this rate is also the expected long term future growth rate implies a total return of circa 10-12%;

[13]

Under the Gordon Growth Model, the implied cost of equity is calculated as the current forecast yield plus the expected long term growth rate (i.e. Re = (Dividend (t+1)/Price + g, where Re is the cost of equity capital and g is the perpetual growth rate).

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•	the realised equity market returns (9.7% for the last five years and 9.6% for the last 20 years, which includes the impact of the global financial crisis); and

•

Brookfield Infrastructure trades at a forecast distribution yield of approximately 5%. It has a stated target of distribution growth over the medium term of 5-9%, implying a total expected return (i.e. cost of equity) of 10-14%;

¡

anecdotal information suggests that equity investors have repriced risk since the global financial crisis and that acquirers are pricing offers on the basis of hurdle rates above those implied by theoretical models. However, this has yet to be translated into the measures of market risk premium (at least based on longer term historical data). In this regard, an increase in the market risk premium of 1% (i.e. from 6% to 7%) would, for example, increase Pacific National’s calculated WACC range to 7.7-8.5%;

¡

global interest rates, including long term bond rates, are at low levels by comparison with historical norms reflecting the very substantial amounts of liquidity being pumped into many advanced economies (particularly Western Europe and the United States) to stimulate economic activity. Effective real interest rates are now low and, in some cases are negative. There is an argument that these conditions have now been present for some years and are therefore the “new normal”. While there is some merit in this argument, we do not believe the current position is sustainable over the long term and, in our view, the risk is clearly towards a rise in bond yields. Indeed, the Federal Reserve in the United States has signalled that official interest rate rises are likely to occur within the reasonably near future.

Conceptually, the interest rates used to calculate the discount rate should recognise this expectation (i.e. they should be forecast for each future period) but for practical ease market practice is that a single average rate based on the current long term bond rate is generally adopted for valuation purposes. Some academics/valuation practitioners consider it to be inappropriate to add a “normal” market risk premium (e.g. 6%) to a temporarily depressed bond yield and argue that a “normalised” risk free rate should be used. This practice has become increasingly common among broker analysts. On this basis, an increase in the risk free rate to, say, 4% (still relatively low by historical standards) would, for example, increase Pacific National’s calculated WACC range to 8.1-9.1%; and

¡

analysis of research reports on Asciano indicate that brokers are currently adopting costs of equity capital in the range 8.8-13.3% (albeit with significant variance across all the cost of equity inputs) and WACC in the range 7.5-10.1%, with a median of 9.0%. This represents a blended WACC for Asciano’s rail and port operations, with a lower WACC appropriate for the rail operations and a higher WACC for the port operations.

Having regard to these matters and the calculations set out above, Grant Samuel has selected the following discount rates for application in the discounted cash flow analysis:

Discount Rates
Business Division	Discount Rate
Pacific National	8.0-9.0%
Patrick T&L	9.0-10.0%
BAPS	9.0-10.0%

4	Dividend Imputation

The conventional WACC formula set out above was formulated under a “classical” tax system. The CAPM model is constructed to derive returns to investors after corporate taxes but before personal taxes. Under a classical tax system, interest expense is deductible to a company but dividends are not. Investors are also taxed on dividends received. Accordingly, there is a benefit to equity investors from increased gearing.

Under Australia’s dividend imputation system, domestic equity investors now receive a taxation credit (franking credit) for any tax paid by a company. The franking credit attaches to any dividends paid out

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by a company and the franking credit offsets personal tax. To the extent the investor can utilise the franking credit to offset personal tax, then the corporate tax is not a real impost. It is best considered as a withholding tax for personal taxes. It can therefore be argued that the benefit of dividend imputation should be added into any analysis of value.

There is no generally accepted method of allowing for dividend imputation. In fact, there is considerable debate within the academic community as to the appropriate adjustment or even whether any adjustment is required at all. Some suggest that it is appropriate to discount pre-tax cash flows, with an increase in the discount rate to “gross up” the market risk premium for the benefit of franking credits that are on average received by shareholders. On this basis, the discount rate might increase by approximately 2% but it would be applied to pre-tax cash flows. However, not all of the necessary conditions for this approach exist in practice:

¡

not all shareholders can use franking credits. In particular, foreign investors gain no benefit from franking credits. If foreign investors are the marginal price setters in the Australian market there should be no adjustment for dividend imputation;

¡	not all franking credits are distributed to shareholders; and

¡	capital gains tax operates on a different basis to income tax. Investors with high marginal personal tax rates will prefer cash to be retained and returns to be generated by way of a capital gain.

Others have proposed a different approach involving an adjustment to the tax rate in the discount rate by a factor reflecting the effective use or value of franking credits. If the credits can be used, the tax rate is reduced towards zero. The proponents of this approach have in the past suggested a factor in the range 50-65% as representing the appropriate adjustment (gamma). Alternatively, the tax charge in the forecast cash flows can be decreased to incorporate the expected value of franking credits distributed. However, this approach suffers from the flaw that franking credits are not worth 50-65% of their face value to anyone. They are worth 100% to those who can use them and 0% to those who cannot. It makes little sense to assume the market attributes some “in between” value.

There is undoubtedly merit in the proposition that dividend imputation affects returns. Over time dividend imputation may become factored into the determination of discount rates by corporations and investors. In Grant Samuel’s view, however, the evidence gathered to date as to the value the market attributes to franking credits is insufficient to rely on for valuation purposes. The studies that measure the value attributed to franking credits are based on the immediate value of franking credits distributed and do not address the risk and other issues associated with the ability to utilise them over the longer term. More importantly, Grant Samuel does not believe that such adjustments are widely used by acquirers of assets at present. While acquirers are undoubtedly attracted by franking credits there is no clear evidence that they will actually pay extra for them or build it into values based on long term cash flows. In Grant Samuel’s opinion, the better view is that dividend franking enhances the returns to Australian investors (compared to offshore investors) rather than impacting on market values. Accordingly, it is not appropriate to make any adjustment.

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Appendix 2

Discounted Cash Flow Model Assumptions

1	General Assumptions

The following general assumptions have been made in the DCF models developed by Grant Samuel to value Asciano’s business divisions:

¡	real GDP growth of 2.5% per annum;

¡	inflation of 3% per annum;

¡	corporate tax rate of 30% applied to EBIT (excluding NPAT contribution from joint ventures and associates where appropriate);

¡

the models run from 1 July 2015 for 10 years to 30 June 2025 with a terminal value. The terminal value at 30 June 2025 for each of the business divisions is based on an in perpetuity growth in cash flow of 2.5% per annum; and

¡	no acquisitions or divestitures of business units occur.

2	Pacific National

The main business assumptions underlying Scenario A of the Pacific National DCF model are:

Revenue

¡	coal revenue:

•

coal contracts are assumed to roll over during the period of model with similar pricing structures, volumes and terms and conditions to current contracts except for known step down of customer contracts and known mine closures;

•	coal revenues are based on contracted volume profiles, discounted for system and customer production constraints; and

•	no new business has been assumed (other than the already executed QCoal contract);

¡

other bulk volumes achieve very modest increases in volume, primarily due to improved grain volumes with steel volumes estimated to be relatively flat and declines in automotive offset by growth in containerised freight. Prices are forecast to increase at slightly less than inflation on average;

¡	access charges passed through to customers are assumed to be a constant % of the relevant gross revenue; and

¡	intermodal market share is assumed to be stable with movement in volumes in line with real GDP growth and average price increases of 2% per year.

Expenses

¡	variable costs (i.e. headcount, fuel, access and maintenance) are based on NTKs in each period of the model;

¡	current enterprise agreements are applied resulting in annual increases for enterprise agreement labour of 2.5-4.0% (and continue at 4% per annum for the period of the model);

¡	other costs increase at inflation over the period of the model; and

¡

FY16 assumes $22 million of business improvement program cost savings, primarily benefits from the National Operations Centre which are assumed to result in more efficient asset and resource utilisation, reflected in higher EBITDA margins.

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Capital Expenditure and Working Capital

¡

capital expenditure (sustaining and growth) is slightly above depreciation and amortisation (excluding amortisation of customer contracts and relationships) on average over the period of the model (although the percentage varies from year to year depending on the level of growth capital expenditure in any one year):

•

sustaining capital expenditure relates to the major periodic maintenance for site track overhauls, intermodal infrastructure improvements and rolling stock maintenance and is generally in the range $210-240 million per year. In FY16 it also includes completion of upgrade of Adelaide freight terminal and IT expenditure related to the National Operations Centre; and

•

growth capital expenditure projects average around $60 million per year over the period and relate to capital expenditure for known volume increases under existing contracts and to support growth in other bulk and intermodal volumes; and

¡	after an initial adjustment to working capital in FY16 (following the increase in FY15), movement in working capital is assumed to be a constant percentage of revenue (net of access charges).

3	Patrick Terminals & Logistics

The main business assumptions underlying Scenario A of the Patrick T&L DCF model are:

Revenue

¡	terminal revenue:

•	container volumes are forecast on a port by port basis. In aggregate, they are assumed to grow at approximately 3.5% per annum except that:

-	higher growth is assumed in FY16 and FY17 as Port Botany reaches full potential; and

-	lower growth in FY19 and FY20 when market share losses occur as a result of the new entrant in Melbourne;

•	growth rates at individual ports vary between 3.1% and 4.3% with higher growth assumed in Brisbane and Fremantle; and

•	no new contract wins;

¡

the transfer of metro transport business from port logistics into ACFS joint venture is effective from 1 August 2015. The ACFS joint venture income is not expected to be material in the first year. High growth is expected as the joint venture realises the merger benefits. The contribution grows by 50% between FY16 and FY19, with a longer term growth rate of 5.0%; and

¡	logistics revenue grows at 4.5% per annum.

Expenses

¡	expenses are segmented into fixed and variable (based on container volumes for terminals);

¡	current enterprise agreements in place result in 3% per annum increases in labour costs in FY16- FY19 and 3.5% from FY20 onwards;

¡	higher rents following reviews at East Swanson Dock in FY16 and Fremantle in FY17;

¡	other costs grow by inflation; and

¡	Fremantle redevelopment disruption costs are assumed in FY18-FY19.

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Capital Expenditure and Working Capital

¡

capital expenditure is predominately sustaining capital expenditure and averages around $55 million per annum in the initial years. This excludes the $246 million Fremantle development, the majority of which is incurred in FY18-FY19. Additional sustaining capital expenditure is required in FY19- FY20 to replace end of life cranes and straddles. Beyond FY20 capital expenditure is between $60 and $70 million per annum; and

¡	movements in working capital are based on receivable and payable days which are assumed to remain relatively constant over the life of the model.

4	Patrick Bulk & Automotive Port Services

The main business assumptions underlying Scenario A of the BAPS DCF model are:

Revenue

¡

Bulk Port Services revenue increases 3% per annum (volume growth in line with real GDP growth of 2.5% and modest price growth of 0.5%) with the exception of FY16 which grows at a slightly higher rate given the full year impact from PMF;

¡	Autocare revenue:

•	grows at 4% per annum, which is a combination of volume growth assumed at 1.5% (in line with population growth) and price increases slightly lower than inflation of 2.5% per annum; and

•	revenue growth slightly higher in FY16 as a result of storage days returning to normal levels. Storage days are assumed to remain at normal levels for the period of the model; and

¡

C3 revenue is forecast to grow at 1.5% per annum except in FY18 and FY19, where revenue is impacted by significant volume increases in New Zealand from the expected early maturation of the wall of wood.

Expenses

¡	Bulk Port Services expenses increase in line with inflation;

¡	Autocare expenses increase 3.5% per annum, slightly above inflation to allow for property rent reviews; and

¡	C3 expenses increase in line with revenue growth.

Net Profit after Tax from Associates and Joint Ventures

¡

the contribution from Port of Geelong Unit Trust grows at 6% per annum in FY17 to FY19, declining to 4% per annum thereafter. Port of Geelong Unit Trust does not pay tax and, as a result, the DCF model has applied a tax rate of 30% to the contribution received from this entity; and

¡	the contribution from the AAT joint venture reflects the loss of a large contract in December 2016, resulting in a fall in profit in FY17 and FY18, but growing at 2.5% per annum thereafter.

Capital Expenditure and Working Capital

¡	maintenance capital expenditure is assume to be around $25-30 million per annum over the life of the model with the exception of FY16, where there are a number of higher cost replacement programs;

¡

growth capital expenditure is highest in FY17 at approximately $30 million reflecting a number of projects across the business groups, dropping to $5 million in FY20 and remaining at this level through to FY25; and

¡	movements in working capital are based on receivable and payable days which are assumed to remain relatively constant over the life of the model.

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Appendix 3

Market Evidence - Listed Entities

1	Rail Transport

The trading multiples of selected listed rail transport companies are set out below:

Sharemarket Ratings of Selected Listed Rail Transport Companies
	Market	EBITDA[1] Multiple (times)			EBITA[2] Multiple (times)
Company	Capitalisation	historical	forecast	forecast	historical	forecast	forecast
	(millions)		year 1	year 2		year 1	year 2

Australia
Aurizon	A$10,465	9.0	8.4	8.0	13.8	12.8	12.0
Europe
VTG	€680	9.7	7.0	6.5	23.1	15.5	13.5
North America
Union Pacific	US$75,394	8.2	8.4	7.7	10.0	10.4	9.5
Canadian National	C$58,722	11.2	10.8	10.1	13.7	13.3	12.3
CSX	US$27,348	7.4	7.4	6.9	9.7	9.8	9.1
Norfolk Southern	US$23,870	7.6	8.1	7.4	9.9	10.7	9.8
Canadian Pacific	C$31,094	12.3	11.5	10.6	14.7	14.1	12.8
Kansas City Southern	US$10,438	11.6	11.8	10.4	15.4	16.0	13.9
Genesee & Wyoming	US3,774	10.3	10.4	9.3	14.4	15.1	13.6
Minimum		7.4	7.4	6.9	9.7	9.8	9.1
Maximum		12.3	11.8	10.6	15.4	16.0	13.9
Median		10.3	10.4	9.3	13.7	13.3	12.3
Source: Grant Samuel analysis[3]

The multiples shown above are based on sharemarket prices as at 31 August 2015 and do not reflect a premium for control. All of the companies have a 31 December year end except for Aurizon Holdings Limited (“Aurizon”) which has a 30 June year end. The historical multiples for Aurizon are for the year ended 30 June 2015 whereas the historical multiples for all of the other comparable companies are for the year ended 31 December 2014.

A brief description of each company is set out below:

Aurizon Holdings Limited

Aurizon Holdings Limited (“Aurizon”) is an integrated heavy freight rail operator that predominately operates in Queensland and New South Wales in Australia. The services provided include rail transportation of coal, iron ore, intermodal and bulk freight across Australia. Aurizon also provides, manages and maintains access to its rail network, the Central Queensland Coal Network, which includes 2,670 kilometres of track. The management of this network involves rail design, construction, overhaul, maintenance and management services, as well as managing access for accredited rail operators. Aurizon

[1]

Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation and significant and non-recurring items.

[2]

Represents gross capitalisation divided by EBITA. EBITA is earnings before net interest, tax, purchase price allocation amortisation (where appropriate) and significant and non-recurring items. For port operators, EBITA is also before amortisation of land use rights/concession rights.

[3]

Grant Samuel analysis based on data obtained from IRESS, S&P Capital IQ, company announcements and, in the absence of company published financial forecasts, brokers’ reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity.

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reported revenue of A$3,780 million in the year ended 30 June 2015, with segment contributions being network (below rail) (12%), coal (50%), freight (24%), iron ore (9%) and other (5%).

VTG Aktiengellschaft

VTG Aktiengesellschaft (“VTG”) is a German based company that operates a global wagon hire and rail logistics business through three divisions, railcar, rail logistics and tank container logistics. The railcar division hires a range of rail freight cars, including tank and freight cars and flat wagons for its customers, provides management and technical support services to external wagon fleets and manufactures tank wagons. VTG reported revenue of €818.3 million in the year ended 31 December 2014, with the majority contributed by the railcar division (42%). Rail logistics contributed 39% and tank container logistics contributed 18%. In January 2015, VTG completed the takeover of Ahaus Alstatter Eisenbahn Holding AG, expanding its fleet by 30,000 wagons to more than 80,000 wagons. As a result of this major acquisition, VTG’s historical multiples are not meaningful.

Union Pacific Corporation

Union Pacific Corporation (“Union Pacific”) owns one of America’s leading transportation companies, with a rail network of 31,974 route miles. Its principal operating company, Union Pacific Railroad Company, links 23 states in the western two-thirds of the country and offers competitive long-haul routes from all major West Coast and Gulf Coast ports to eastern gateways. Union Pacific operates one business segment (rail freight) and recorded freight revenue of US$23,988 million in the year ended 31 December 2014. Commodity segment revenue contributions were intermodal (20%), industrial products (20%), coal (18%), agricultural (17%), chemicals (16%) and automotive (9%).

Canadian National Railway Company

Canadian National Railway Company (“Canadian National”) is based in Canada with a rail network that stretches from Halifax on the east coast to Vancouver and Prince Rupert on the west coast of Canada and south into New Orleans in the United States. It has alliances with other carriers which extend its reach into Mexico. In the year ended 31 December 2014, Canadian National generated revenue of C$12,134 million, to which its Canadian operations contributed 67%. Revenue contribution by commodity group was intermodal (24%), petroleum and chemicals (21%), forest products (13%), grain and fertilisers (17%), metals and minerals (13%), coal (6%) and automotive (5%). In 2014, Canadian National divested the Deux-Montagnes subdivision for C$80 million.

Norfolk Southern Corporation

Norfolk Southern Corporation (“Norfolk Southern”) controls the Norfolk Southern Railway and offers intermodal services through subsidiaries Triple Crown Services and Thoroughbred Direct Intermodal Services. The railway operates a 20,000 route mile network in 22 eastern states of the United States, District of Columbia, and Ontario, Canada. It provides comprehensive logistics services and serves each major container port in the eastern United States. In the year ended 31 December 2014, it reported revenue of US$11,624 million with contributions by segment being general merchandise (57%), intermodal (22%) and coal (21%). In 2014, Norfolk Southern acquired the rail line between Sunbury and Schenectady for USD$217 million.

CSX Corporation

CSX Corporation (“CSX”) operates approximately 21,000 route miles of track across a network in the eastern United States that links East Coast and Gulf Coast ports with the eastern United States and the Midwest, as well as the Canadian provinces of Ontario and Quebec. It also provides intermodal transport services through a network of approximately 50 terminals. CSX recorded revenues of US$12,669 million in the year ended 31 December 2014. Its primary operating segments and their respective contributions to 2014 revenue were merchandise (60%), coal (22%) and intermodal (14%). CSX’s commodity segments by approximate revenue share are industrial (32%), coal (22%), agricultural Products (15%), intermodal (14%) and housing and construction (13%).

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Canadian Pacific Railway Company

Canadian Pacific Railway Company (“Canadian Pacific”) provides rail and intermodal freight transport services throughout North America. Its 13,700-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the United States Northeast and Midwest regions. Agreements with other carriers extend its market reach throughout the United States and into Mexico. In the year ended 31 December 2014, Canadian Pacific reported revenue of C$6,620 million, 70% of which was generated in Canada. Revenue contributions by commodity segment are industrial and consumer products (46%), grain (23%), intermodal (21%) and coal (10%).

Kansas City Southern

Kansas City Southern operates a 6,500-track mile network, serving 10 states in the central and south central United States and Mexico, as well as owning 50% of the Panama Canal Railway Company. Its Mexican subsidiary is the largest primary Mexican rail carrier. In the year ended 31 December 2014, it reported revenue of US$2,557 million, of which 53% was derived from United States. Commodity segment contributions to revenue were industrial and consumer Products (24%), chemical and petroleum (18%), agriculture and minerals (17%), intermodal (15%), coal (13%), energy (13%), automotive (9%) and other (4%).

Genesee & Wyoming Inc

Genesee & Wyoming Inc (“Genesee & Wyoming”) owns and operates short line and regional freight railroads. The majority of its operations are in the United States, with additional rail assets in Canada, Australia and Europe. In total Genesee & Wyoming owns or leases 120 railroads with a total of 9,900 miles of track. Its 13,000 track mile network in the United States includes 113 short line and regional freight railroads that serve 41 states in the United States and four Canadian provinces. In Australia, it provides rail freight services in New South Wales, the Northern Territory and South Australia. The European operations are centred on the United Kingdom, where its recently acquired subsidiary, Freightliner is the largest rail maritime intermodal operator and the second largest rail freight company. For the year ended 31 December 2014, Genesee & Wyoming reported revenue of US$1,639 million, of which 72.5% was generated in the United States. Revenue contributions by commodity segment were coal, coke and ores (20%), agricultural products (12%), metals (11%), chemicals and plastics (11%), minerals and stone (10%) and pulp and paper (9%). In January 2014, Genesee & Wyoming announced the acquisition of the Dakota, Minnesota & Eastern Railroad Corporation for US$210 million, and in November 2014, the Arkansas Midland Railroad Company for $40 million. Early in 2015, Genesee & Wyoming acquired Freightliner for £542 million.

2	Container Port Operators

The trading multiples of selected listed container port operators are set out below:

Sharemarket Ratings of Selected Listed Container Port Operators
	Market	EBITDA Multiple (times)			EBITA Multiple (times)
Company	Capitalisation	Historical	Forecast	Forecast	Historical	Forecast	Forecast
	(millions)		Year 1	Year 2		Year 1	Year 2

Global
DP World	US$18,509	14.6	12.1	10.4	18.5	15.2	13.1
ICTS	US$4,052	13.2	11.4	9.9	14.9	13.3	11.7
Europe
Hamburger Hafen	€1,138	5.8	5.7	5.4	10.1	9.8	9.2
EUROKAI	€425	7.4	8.1	7.4	10.5	11.9	10.5
Global Ports	US$993	5.4	7.2	7.4	6.8	9.4	10.3
Asia
Hutchison Trust	HK$35,443	10.9	10.6	10.2	13.2	13.2	12.4
COSCO Pacific	US$3,871	7.2	6.5	5.8	13.8	12.0	10.8
Minimum		5.4	5.7	5.4	6.8	9.4	9.2
Maximum		14.6	12.1	10.4	18.5	15.2	13.1
Median		7.4	8.1	7.4	13.2	12.0	10.8
Source: Grant Samuel analysis

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The multiples shown above are based on sharemarket prices as at 31 August 2015 (except COSCO Pacific which is at 7 August 2015, being the day prior to trading being suspended pending an announcement in relation to a potential transaction) and do not reflect a premium for control. All of the companies have a 31 December year end. The historical multiples are for the year ended 31 December 2014.

A brief description of each company is set out below:

DP World Limited

DP World Limited (“DP World”) is one of the world’s largest container port terminal operators with more than 65 terminals across six continents. It is listed on NASDAQ Dubai (having delisted from the London Stock Exchange in January 2015) and has a limited free float with Dubai World (Port & Free Zone World FZE) (“Dubai World”) holding an 80.45% interest in the company. During the year ended 31 December 2014, DP World’s terminals handled 60 million TEU. In March 2015, DP World completed the US$2.6 billion acquisition of Economic Zones World (a developer and operator of economic zones and technology, logistics and industrial parks) and the first full year contribution from the business will be 2016. The relatively high multiples likely reflect the scale of diversification of DP World’s activities and that over 85% of volume is from emerging markets as well as its low free float.

International Container Terminal Services Inc.

International Container Terminal Services Inc. (“ICTS”) is a Philippines company which develops, manages and operates container ports and terminals for shipping lines, cargo owners and port users in over 20 countries worldwide. During the year ended 31 December 2014, container throughput totalled 7.3 million TEU. Asia is the largest contributor to total revenue, though Latin America’s contribution has been growing as a result of growth in Honduras and Mexico. ICTS is subject to a 40% foreign ownership cap and its free float is around 40% with interests associated with its chairman holding around 60%. Its relatively high multiples may reflect ICTS’ presence in high growth, emerging markets, its limited free float and the foreign ownership cap.

Hamburger Hafen und Logistik AG

Hamburger Hafen und Logistik AG (“Hamburger Hafen”) is a German company and one of the leading port logistics groups in Europe. The company offers vertically integrated services, from container terminal management to hinterland transport systems and logistics services, to create a connection between the international port and the customer. Its operating activities are focused on the Port of Hamburg and its hinterland. During the year ended 31 December 2014, the container division of Hamburger Hafen handled 7.5 million TEU and contributed 63% of total revenue. It has a limited free float with the Free and Hanseatic City of Hamburg holding 68.4%. The earnings multiples of Hamburger Hafen are lower than its European peers probably reflecting the extent of its hinterland transport and logistics operations.

EUROKAI GmbH & Co. KGaA

EUROKAI GmbH & Co KGaA (“EUROKAI”) is a German company engaged in container handling in continental Europe (primarily in Italy) as well as secondary services including goods distribution and storage, intermodal services and container sale and purchase, storage and repair services. For the year ended 31 December 2014, container throughput of the consolidated entity totalled 5.1 million TEU. EUROKAI also owns a 50% interest in the EUROGATE joint venture with BLG Logistics Group AG & Co. KG (“BLG Group”). EUROGATE is Europe’s leading container terminal operator with a network including terminals at Bremenhaven, Hamburg and Wilhelmshaven in Germany as well in Italy, Portugal, Morocco and Russia. EUROGATE’s container throughput totalled 9.7 million TEU in 2014. EUROKAI’s interest in EUROGATE is equity accounted and has therefore been excluded from the calculation of earnings multiples. To the extent that the carrying value of the investment in EUROGATE does not reflect market value, EUROKAI’s earnings multiples will be distorted. EUROKAI has a limited free float with more than 75% of the voting share capital held by the Thomas H. Eckelmann family.

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Global Ports Investments plc

Global Ports Investments plc (“Global Ports”) is the leading container terminal operator serving Russian cargo flows. Its shares trade on the London Stock Exchange in United States dollars terms and it reports financial performance in United States dollars. Global Port’s main business is container handling although the company also handles other types of cargo, including oil products, cars and bulk cargo. The company operates 10 container terminals (including two inland facilities) in the Baltic Sea and Far East basins and in 2014 terminals in which Global Ports has an interest accounted for 2.7 million TEU of container throughput. In December 2013, Global Ports completed the acquisition of NCC Group (the second largest container terminal operator in Russia) and commenced integrating the businesses during 2014.

The 2014 financial performance of Global Ports was impacted by a substantial downturn in the Russian economy and the devaluation of the Russian rouble relative to the United States dollar. Broker forecasts indicate lower United States dollar earnings relative to 2014 but it is unclear what their assumptions are for the Russian rouble/ United States dollar exchange rate. Accordingly, the earnings multiples for Global Ports may be distorted. In addition, Global Ports has a significant investment in joint ventures which are equity accounted and, to the extent that the carrying value of these investments does not reflect market value, the earnings multiples for Global Ports will be distorted. Furthermore, it should be noted that Global Ports has a limited free float of around 20% with four major shareholders: APM Terminals (a member of the A.P. Moller-Maersk Group) with 37.5%, Transportation Investments Holdings Limited (one of the largest privately owned transportation groups in Russia) with 37.5% and the two vendor shareholders of NCC Group with 9% each.

Hutchison Port Holdings Trust

Hutchison Port Holdings Trust (“Hutchison Trust”) is a listed trust, affiliated with Hutchison Port Holdings Limited, the global leader in the container port industry by throughput. Hutchison Trust owns interests in, and operates (largely through joint ventures) deep-water container port assets located in Kwai Tsing (Hong Kong) and Shenzhen (directly north of Hong Kong in mainland China) as well as several businesses providing ancillary port services and 50% interests in the economics of three nearby river ports. Hutchison Trust provides deep water port services, river port services and also port ancillary services and in the year ended 31 December 2014 container throughput totalled 24.2 million TEU. Hutchison Port Holdings Limited manages the operations of the trust and retains an ownership stake just under 50%. Hutchison Trust’s relatively high multiples may reflect the scale of its operations and its presence in high growth, emerging markets.

COSCO Pacific Limited

COSCO Pacific Limited (“COSCO Pacific”) manages and operates port terminals, covering 123 berths across 21 ports worldwide. COSCO Pacific also leases, manages and sells containers and provides logistics and other related services to their customers. For the year ended 31 December 2014, container terminal operations accounted for around 60% of revenue, handling 67.3 million TEU, with Chinese ports accounting for approximately 85% of the volume. Approximately 45% of the shares are owned by China Ocean Shipping Company. COSCO Pacific has a significant investment in joint ventures and associates which are equity accounted and, therefore, to the extent that the carrying value of equity investments does not reflect market value, the earnings multiples for COSCO Pacific will be distorted. Trading in COSCO Pacific shares on the Hong Kong Stock Exchange was suspended on 10 August 2015 pending announcement of a related party transaction. The multiples presented are based on the last price prior to suspension.

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3	Diversified and Bulk Ports and Associated Services

The trading multiples of selected listed companies providing diversified and bulk port and associated services are set out below:

Sharemarket Ratings of Selected Listed Diversified and Bulk Ports and Associated Services Companies
	Market		EBITDA Multiple (times)			EBITA Multiple (times)
Company	Capitalisation		Historical	Forecast	Forecast	Historical	Forecast	Forecast
	(millions)			Year 1	Year 2		Year 1	Year 2

Diversified and Bulk Ports
China Merchants	HK$80,543	[4]	11.5	9.7	8.6	16.1	13.1	11.4
Port of Tauranga	NZ$2,345		19.1	18.7	16.8	22.9	22.7	20.1
Dalian Port	RMB$24,544		18.7	18.4	16.2	35.7	37.5	34.6
Xiamen International	RMB$4,262		10.1	7.9	7.1	15.1	10.9	9.7
Luka Koper	€350		7.3	6.8	5.8	13.7	12.1	10.5
Freight and Logistics
Qube	A$2,368		10.9	10.0	9.2	19.0	16.6	14.8
Mainfreight	NZ$1,423		10.2	9.1	8.0	12.6	11.1	9.7
Minimum			7.3	6.8	5.8	12.6	10.9	9.7
Maximum			19.1	18.7	16.8	35.7	37.5	34.6
Median			10.9	9.7	8.6	16.1	13.1	11.4
Source: Grant Samuel analysis

The multiples shown above are based on sharemarket prices as at 31 August 2015 and do not reflect a premium for control. Most of the companies have a 31 December year end except for Mainfreight Limited (“Mainfreight”) which has a 31 March year end and Qube Holdings Limited (“Qube”) and Port of Tauranga Limited (“PoT”) which have a 30 June year end. The historical multiples are for 31 December 2014, 31 March 2015 and 30 June 2015, as applicable.

A brief description of each company is set out below:

China Merchants Holdings (International) Company Limited

China Merchants Holdings (International) Company Limited (“China Merchants”) is China’s largest port developer, investor and operator. It operates a network of ports located at hub locations along coastal China as well as South Asia, Africa, Europe and the Mediterranean. In 2014 the China Merchants’ ports handled container throughput of 80.8 million TEU and 363 million tonnes of bulk cargo. It also operates in bonded logistics, port related manufacturing, property development and investment. However its port operations account for over 90% of earnings with over 90% of revenue derived in Mainland China. China Merchants has a significant investment in associates and joint ventures which are equity accounted and, to the extent that the carrying value of these investments does not reflect market value, the earnings multiples will be distorted. China Merchants has a limited free float with China Merchants Group Limited holding an approximately 74% interest in the company.

Port of Tauranga Limited

The primary business of PoT is the operation and management of the Port of Tauranga in New Zealand. The Port of Tauranga is New Zealand’s largest port by volume (almost twice the size of its nearest competitor). More than 50% of export volumes are logs and timber products (generally not containerised) but it also has substantial container operations as well as other bulk activities. PoT also owns and operates ports in Timaru (50%) and Whangarei (50%) as well as the Timaru Container Terminal (100%). In addition, it owns a number of land side transport and logistics operations (several through joint ventures). PoT is 55% owned by the Bay of Plenty Regional Council.

[4]	Including unlisted mandatory convertible notes issued in June 2014.

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Dalian Port (PDA) Company Limited

Dalian Port (PDA) Company Limited (“Dalian”) is listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. It provides the port and logistics services in the Dalian Port (located on Bohai Bay) and is the largest comprehensive port operator in the three north eastern provinces of China. It operates oil/liquefied chemicals, container, automobile, ore, general cargo, bulk grain and passenger terminals and associated logistics services. For the year ended 31 December 2014, Dalian handled 10.8 million TEU of container boxes, 44.1 million tonnes of oil/chemicals cargo and 454,219 vehicles. The oil/liquefied chemicals terminal and related logistics services is the largest financial contributor to the company, accounting for 24% of group revenue and 51% of group gross profit. Dalian has a significant investment in associates and joint ventures which are equity accounted as well as investment properties. To the extent that the carrying value of these investments does not reflect market value, the earnings multiples will be distorted. The Chinese Government owned Dalian Port Corporation is the major shareholder in the group with a 54% interest. On 30 June 2015 Dalian obtained a mandate from shareholders for the issue of H shares which would increase the share capital of the company by 25%. If the issue is made, the proceeds are to be used for the development of its oil business and to invest in its existing ports.

Xiamen International Port Co. Ltd

Xiamen International Port Co. Ltd (“Xiamen International”) is the largest port terminal operator in Xiamen, China. Its Class H shares (which represent 36% of share capital) are listed on the Hong Kong Stock Exchange. Through the operation of six terminals and 26 berths, Xiamen International is primarily engaged in the loading and unloading of container, bulk and general cargo and the provision of ancillary port services. Xiamen International also manufactures and sells building materials and operates an industrial products trading business, although these businesses are not major contributors to operating profit. During the year ended 31 December 2014, container and bulk/general cargo throughput totalled 3.1 million TEU and 5.3 million tonnes, respectively. Approximately 20% of revenue related to container loading, unloading and storage and 20% related to ancillary port services. Over 50% of revenue was related to the products trading business, contributing 2% to operating profit. Almost all of the domestic shares in Xiamen International (64% of share capital) are owned by Xiamen Port Holding Group Co. Ltd.

Luka Koper Group

Luka Koper Group (“Luka Koper”) manages the Port of Koper, the only Solvenian international cargo port. The company provides port and logistical services and is also the operator of all twelve terminals. In 2014 the Port of Koper handled around 19 million of cargo. The vehicle terminal has been the largest in the Mediterranean for a number of years and in recent years container handling has grown to 674,000 TEU. Luka Koper is listed on the Ljubljana Stock Exchange. 51% of the shares are owned by the Republic of Slovenia.

Qube Holdings Limited

Qube is a diversified logistics and infrastructure company providing import and export logistics services to national transport operators across a broad range of services. Qube operates two divisions - Ports & Bulk and Logistics and also has a 67% investment in the Sydney Intermodal Terminal Alliance (“SIMTA”) consortium (33% owned by Aurizon) which is developing the Moorebank intermodal terminal and associated precinct in Sydney and an equal largest interest in the Quattro joint venture which proposes to develop a new grain storage and handling facility at Port Kembla (reported by Qube as its Strategic Assets division). Ports & Bulk generates just over half of Qube’s earnings and is a provider of wharf-side port logistics and port management services. The main bulk commodities handled include iron ore, manganese, copper concentrate and coal. Qube is the largest third party container logistics provider in Australia. Qube has made a number of small acquisitions (under $100 million) over the last two years including ISO Limited (New Zealand stevedoring and marshalling primarily servicing the forestry industry. The multiples for Qube have been calculated excluding (to the extent possible) the Strategic Assets division.

Mainfreight Limited

Mainfreight is a global logistics provider, offering the full spectrum of warehousing, domestic distribution and international air and ocean freight services with operations across New Zealand, Australia, China, Europe, and the United States. The New Zealand business is the largest contributor to earnings accounting for approximately 45% of EBITDA for the year ending 31 March 2015.

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4	Brookfield Infrastructure and its Peers

Information on entities that are similar to Brookfield Infrastructure is set out below:

Selected Listed Global Infrastructure Entities - Operations
Entity	Sectors	Regions
Brookfield Infrastructure	Utilities/Transport/Energy/Commu	Australia/North America/South
	nications Infrastructure	America/Europe
Cheung Kong Infrastructure Holdings Limited	Energy/Transport/Utilities	Asia/Europe/New Zealand/Canada
Atlantia SpA	Transport	Europe/South America/India
Abertis Infraestructuras S.A.	Transport/Communications	Europe/South America
Ferrovial, S.A.	Transport	Europe/North America/South America
Canadian Utilities Ltd	Utilities/Energy	Africa/Asia/Australia/North
America/Europe/South America
ATCO Ltd	Utilities/Energy	Africa/Asia/Australia/North
America/Europe/South America
Macquarie Infrastructure Corporation	Transport/Energy/Utilities	North America/South America/Europe

Source: Capital IQ and Grant Samuel analysis

Selected market parameters for each of these entities is set out below:

Selected Listed Global Infrastructure Entities – Market Parameters
Entity	Forecast EBITDA	Forecast distribution
	multiple (times)	yield	Gearing
Brookfield Infrastructure	12.1	5.4%	37.9%
Cheung Kong Infrastructure Holdings Limited	5.7	3.4%	10.1%
Atlantia SpA	10.4	3.8%	37.1%
Abertis Infraestructuras S.A.	8.9	4.6%	42.8%
Ferrovial, S.A.	18.5	3.5%	28.9%
Canadian Utilities Ltd	10.7	3.2%	46.3%
ATCO Ltd	8.3	2.5%	48.3%
Macquarie Infrastructure Corporation	14.3	5.6%	29.3%
Source: Capital IQ and Grant Samuel analysis

The following should be noted in relation to these market parameters:

¡

broker’s forecasts for EBITDA and net borrowings are not always provided on consistent basis (i.e. statutory vs proportionate) which may limit the usefulness, particularly of the forecast EBITDA multiples. To partially address this, the forecast EBITDA multiples have been calculated based on EBITDA including contribution from associates for the latest historical year;

¡

gearing is calculated as net borrowings divided by (net borrowings plus enterprise value) i.e. it is a market based calculation of gearing which differs from the calculation of gearing for Brookfield Infrastructure shown in Section 5.5 of the report which is based on the book value of net assets; and

¡	the forecast distribution yields are the most reliable of the market parameters as there is no inconsistency in the forecasting of distributions from each of the entities.

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Appendix 4

Market Evidence – Transactions

1	Rail Transport

Set out below is a summary of transactions involving businesses in the rail sector over the last four years for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Rail Transport
			Consid-	EBITDA Multiple[2]			EBITA Multiple[3]
Date	Target	Transaction	eration[1]	(times)			(times)
			(millions)	historical[4]	forecast		historical	forecast
Feb 15	Freightliner	Acquisition of a 94%	£542	na	9.0		na	12.9
		stake by Genesee &
		Wyoming

Nov 14	Arkansas	Acquisition by	US$40	na	7.4	[5]	na	na
	Division of	Genesee &
	Pinsly Railroad	Wyoming
	Company of
	Westfield Mass.

Jul 12	RailAmerica	Acquisition by	US$2,042	11.7	9.7		16.1	13.6
		Genesee &
		Wyoming

Jun 10	Freightlink	Acquisition by	A$334	na	8.0		na	10.2
		Genesee &
		Wyoming

Jun 10	GBRf	Acquisition by	£26	na	na		na	17.3
		Groupe Eurotunnel

Mar 10	South Spur Rail	Acquisition by P&O	A$27	na	na		na	na
	Services Pty Ltd	Trans Services
		Australia

Nov 09	Burlington	Acquisition by	US$43,600	9.1	8.4		13.4	12.1
	Northern Santa	Berkshire Hathaway
	Fe

Aug 08	Ohio Central	Acquisition by	US$244	na	7.3		na	11.7
	Railroad System	Genesee &
		Wyoming

Jun 08	Freightliner	Acquisition by	£200	5.9	na		9.2	na
		Arcapita

Jun 07	English Welsh	Acquisition by	£300	14.0	na		20.5	na
	and Scottish	Deutsche Bahn
	Railway

May 07	Florida East	Acquisition by	US$3,500	33.8	na		36.3	na
	Coast Industries	Fortress Investment
		Group

[1]	Implied enterprise value if 100% of the company or business had been acquired.

[2]	Represents gross consideration divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation and amortisation.

[3]	Represents gross consideration divided by EBITA. EBITA is earnings before net interest, tax and amortisation of purchase price adjustments (where available).

[4]

Historical multiples are based on the most recent publicly available full year earnings prior to the transaction announcement date. Forecast multiples are based on company published earnings forecasts or brokers’ reports available at transaction announcement date.

[5]	The implied EBITDA multiple for the acquisition of the Arkansas Division of Pinsly Railroad Company of Westfield Mass. included certain net cost savings.

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Recent Transaction Evidence – Rail Transport
			Consid-		EBITDA Multiple[2]		EBITA Multiple[3]
Date	Target	Transaction	eration[1]		(times)		(times)
			(millions)		historical[4]	forecast	historical	forecast
Nov 06	RailAmerica	Acquisition by	US$	1,058	12.8	na	20.6	na
Fortress Investment Group
Source: Grant Samuel analysis[6]

A brief summary of each transaction is set out below.

Freightliner Group Ltd/Genesee & Wyoming, Inc.

On 24 February 2015, Genesee & Wyoming, Inc. (“Genesee & Wyoming”) announced the acquisition of 95% of Freightliner Group Ltd (“Freightliner”) for £498.5 million, including the assumption of net debt and capitalised leases. Between announcement and completion, the purchase price increased to £542.4 million for approximately 94% of Freightliner due to the assumption of additional net debt and capitalised leases. Freightliner is an international freight rail operator in open access rail freight markets (with limited ownership of track assets), in the United Kingdom, Poland, Germany, the Netherlands and Australia. It principally operates in the United Kingdom where it is the second largest freight rail operator, providing intermodal and heavy haul services throughout England, Scotland and Wales. It is also the largest rail maritime intermodal operator in the United Kingdom, providing intermodal container services from deep seas ports and also provides bulk rail services, particularly for the transport of aggregates, cement, coal and waste throughout the United Kingdom. In Australia, Freightliner transports coal and containerised agricultural products in New South Wales, and is an accredited rail service provider in Western Australia, South Australia and Queensland. Freightliner employs 2,500 people and has a fleet of primarily leased equipment including 2,250 locomotives, 5,500 wagons and in-house maintenance services. The group derives the majority of its revenue in the United Kingdom (65%), with Continental Europe and Australia accounting for approximately 25% and 10% of revenues respectively.

Arkansas Division of Pinsly Railroad Company of Westfield Mass./Genesee & Wyoming, Inc.

On 19 November 2014, Genesse & Wyoming announced the acquisition of the Arkansas Division of Pinsly Railroad Company of Westfield, Mass. for US$40 million in cash, subject to a final adjustment for working capital. The Arkansas Division included the Arkansas Midland Railroad (seven non-contiguous branch lines), the Prescott & Northwestern Railroad and the Warren & Saline River Railroad, as well as two Arkansas transload operations. The operations comprise 137 miles of owned and leased track, 70 employees and 16 locomotives and at the time of the acquisition, hauled approximately 25,000 carloads per year, serving a diverse customer base in industries including aluminium, forest products, aggregates, energy and carton board. The acquisition was expected to be immediately accretive, with some forecast net cost savings. The implied EBITDA multiple shown in the table above includes certain net cost savings. The implied EBITDA multiple excluding these cost savings would be higher.

RailAmerica, Inc./Genesee & Wyoming, Inc.

On 23 July 2012, Genesee & Wyoming announced the acquisition of RailAmerica, Inc. for US$27.50 in cash per share. RailAmerica owns and operates short line and regional freight railroads in North America. Its portfolio of assets included 43 individual railroads with 7,400 miles of track across 27 states in the United States and three Canadian provinces. RailAmerica provides rail freight and rail services across a range of products including farm and food, lumber and forest, paper products, metals, chemicals and coal. The acquisition combined the two largest short line and regional rail operators in North America. The

[6]

Grant Samuel analysis based on data obtained from IRESS, S&P Capital IQ, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers’ reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

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combined operations included 111 railroads, 15,000 owned and leased track miles and 1,000 locomotives. The scale of this footprint strengthened Genesee & Wyoming’s ability to serve its industrial customers and Class I railroad partners. It was also expected to provide strong leverage to any recovery in the United States economy and create a platform for future industrial development along the railroad network. The combination was expected to yield significant synergies due to the overlapping company structures and the complementary railroad geographies. Genesee & Wyoming expected to generate annual cost savings of US$36 million from the acquisition.

Freightlink Pty Ltd/Genesee & Wyoming, Inc.

On 8 June 2010, Genesee & Wyoming announced the acquisition of Freightlink Pty Ltd and Asia Pacific Transport Pty Ltd (together, “Freightlink”) for A$336 million including assumed debt. Freightlink, which had been in receivership since November 2008, is an above and below rail operator of the 1,400 mile railroad linking the Port of Darwin to the Australian interstate rail network in South Australia. The railway is leased to Freightlink by the Northern Territory government under a concession agreement that expires in 2054. Genesee & Wyoming has managed Freightlink’s above rail services since its inception in 2004. Fees charged for below rail services are subject to Australia’s National Access Regime. Freightlink’s business is divided into two main divisions, general freight (i.e. long-haul, domestic intermodal traffic to the Northern Territory) which represents 62% of revenue and bulk minerals (i.e. customers in the mining industry who ship iron ore, copper and manganese to Asia through the Port of Darwin or Port of Adelaide) which represents 33% of revenue.

GB Railfreight Limited/Groupe Eurotunnel SA

On 28 May 2010, Groupe Eurotunnel SA (“Groupe Eurotunnel”) announced the acquisition of GB Railfreight Limited (“GBRf”) for £25.7 million in cash. GBRf was a freight hauler operating in the United Kingdom. It provided a range of services including intermodal and bulk traffic/commodities including coal, steel and infrastructure materials, rail industry services, construction materials, petrochemicals and metals. The acquisition formed part of Groupe Eurotunnel’s development strategy centred on infrastructure and railway management and was intended to strengthen the group’s position in markets with potential and develop tunnel rail freight traffic. The acquisition of GBRf specifically provided Groupe Eurotunnel with access to a complementary customer base and geographic coverage. It also enabled the group to offer customers a more complete service, particularly across the Channel Tunnel.

South Spur Rail Services Pty Ltd/P&O Trans Australia

On 23 March 2010, P&O Trans Australia (“POTA”) (a joint venture between Qube Logistics Limited and DP World) announced the acquisition of South Spur Rail Services Pty Ltd (“South Spur”) plus additional rolling stock for A$25.75 million from Coote Industrial Limited. The acquisition added to POTA’s regional and metropolitan rail services businesses that operated to and from key container Ports in New South Wales, Victoria and South Australia while providing a platform for its expansion into the bulk/mining sectors throughout Australia. South Spur was loss making at the time of its acquisition and as a result, it is not meaningful to calculate implied multiples. The acquisition was at a discount to the value of the assets being acquired (mainly locomotives and wagons). POTA expected to realise significant synergies with its existing rail operations from the acquisition.

Burlington Northern Santa Fe Corp/Berkshire Hathaway, Inc.

Berkshire Hathaway, Inc. announced the acquisition of the remaining 77.4% of Burlington Northern Santa Fe Corporation (“Burlington Northern”) for US$26.5 billion on 2 November 2009. The total value of the transaction, including assumed net debt of US$9.2 billion, was US$43.6 billion. Burlington Northern operates a railroad system consisting of approximately 32,000 route miles of track (approximately 24,000 miles of which are owned route miles including easements) in 28 states and two Canadian provinces. It generated revenue of US$18.0 billion in the year ended 31 December 2008, primarily from consumer products (35%), industrial products (23%), coal (23%) and agricultural products (20%). As the transaction occurred towards the end of 2009, the forecast 2009 earnings have been used to calculate the historical multiple.

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Ohio Central Railroad System/Genesee & Wyoming, Inc.

On 4 August 2008, Genesse & Wyoming announced the acquisition of the Ohio Railroad System for US$219 million in cash, with an additional US$25 million payable upon satisfaction of certain conditions (adjusted for working capital at closing). On 1 October 2008, the transaction was closed for US$234.3 million (including US$7.5 million of contingent consideration) in cash, subject to an adjustment for working capital. The Ohio Central Railroad System owned 64 locomotives and included 10 short line railroads which operated over 445 miles of track and handled approximately 140,000 annual carloads, primarily to the coal, steel and solid waste industries. The acquisition provided Genesee & Wyoming with a valuable regional franchise serving a unique customer base in Southern Ohio, Northern Ohio and Western Pennsylvania, with a strong record of business development and the potential to further increase shipments.

Freightliner Group Limited/Arcapita Bank BSC

On 13 June 2008, Arcapita Bank BSC (“Arcapita”), an international investment firm based in Bahrain, announced the acquisition of Freightliner from 3i Group plc, Electra Partners LLC and Freightliner management and staff for £200 million. Freightliner was the parent company of Freightliner Limited (the container business), Freightliner Heavy Haul Limited (the bulk rail freight business), Freightliner Maintenance Limited (a separate entity dedicated to the repair and maintenance of traction and rolling stock) and a European subsidiary.

English Welsh and Scottish Railway Holdings Limited/Deutsche Bahn AG

On 28 June 2007, Deutsche Bahn AG’s (“Deutsche Bahn”) Supervisory Board approved the acquisition of English Welsh and Scottish Railway Holdings Limited (“EWS”), the United Kingdom’s biggest rail freight operator, for £300 million. EWS operated a rail freight business in Great Britain and mainland Europe. Through its subsidiaries, EWS also offers rail engineering and IT consultancy services, maintenance and leasing services for rolling stock and freight services in France through the Channel Tunnel.

Florida East Coast Industries, Inc./Fortress Investment Group LLC

On 8 May 2007, Fortress Investment Group LLC (“Fortress”) entered into a definitive agreement to acquire Florida East Coast Industries, Inc. (“FECI”) for US$62.50 per share plus a special dividend of US$21.50 per share. The total US$84 per share represented a premium of 13.3% over FECI’s closing price prior to announcement of the transaction and a 31.0% premium to its average closing price over the 60 days prior to announcement of the transaction. The transaction received regulatory approval in September 2007. FECI operated two distinct businesses, Flagler Development Group, a commercial real estate operation, and Florida East Coast Railway, L.L.C. (“FECR”). FECR is a regional freight (Class II) railroad that operates 351 miles of mainline track from Jacksonville to Miami and provides intermodal drayage services at terminals located in Atlanta, Jacksonville, Fort Pierce, Fort Lauderdale and Miami. The implied transaction multiple shown in the table above is a blended multiple for both the commercial real estate (approximately 42% of revenue) and the regional rail freight operations (approximately 58% of revenue).

RailAmerica, Inc./Fortress Investment Group LLC

On 15 November 2006, RailAmerica announced that it had entered into a definitive merger agreement with an affiliate of Fortress under which RailAmerica’s shareholders received US$16.35 per share, which represented a 32.0% premium to its closing price prior to announcement of the transaction and a 49.0% premium to its average closing price over the 60 days prior to announcement of the transaction. The total value of the transaction, including the refinancing of RailAmerica’s existing debt, was approximately US$1.1 billion. The transaction completed in February 2007.

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2	Container Port Operations

Set out below is a summary of transactions involving businesses with container port operations since 2008 for which there is sufficient information to calculate meaningful valuation parameters:

	Recent Transaction Evidence – Container Port Operations
Date	Target	Transaction	Consid-	EBITDA Multiple		EBITA Multiple
			eration	(times)		(times)
			(millions)	historical	forecast	historical	forecast

Europe
Sep 13	NCC Group Limited	Acquisition by Global	US$1,568	9.2	na	11.4	na
		Ports Investments plc

	Core business of	Acquisition by Global	US$1,246	7.6	na	9.5	na
	NCC Group Limited	Ports Investments plc

Sep 12	Global Ports	Acquisition of 37.5%	US$2,300	8.2	8.0	9.6	9.8
	Investments plc	interest by
		APM Terminals
Australia
Jul 12	Adelaide Container	Acquisition of	A$236	12.4	na	15.4	na
	Terminal Pty Limited	remaining 60% by
		Flinders Ports Group

Dec-10	DP World Australia Limited	Acquisition of 75% by	A$1,817	12.7	11.5	na	na
		Citi Infrastructure Investors

Source: Grant Samuel analysis

A brief summary of each transaction is set out below:

NCC Group Limited / Global Ports Investments Plc

On 2 September 2013, Global Ports Investments plc (“Global Ports”) announced that it had entered into an agreement to acquire NCC Group Limited (“NCC Group”) for US$1,568 million in cash and new shares (equating to 18% of enlarged Global Ports share capital). NCC Group is privately owned and the second largest container terminal operator in Russia with terminals in St. Petersburg port and Ust-Luga port as well as an inland container terminal located in Shushary, St Petersburg. The acquisition strengthen Global Ports’ position in the Russian container market and provided operational efficiencies through improved terminal network, reduction in overhead costs and centralisation of support functions. The multiples implied by the transaction set out in the table reflect NCC Group earnings for the year ended 31 December 2012 and include earnings from a 50% joint venture relating to the newly developed container terminal at Ust-Luga which is in a start-up phase. If NCC Group’s book value for this investment and the earnings from this asset are excluded, the transaction implies historical EBITDA and EBITA multiples of 7.6 and 9.5 times for the core earnings of NCC Group, respectively.

Global Ports Investments Plc / APM Terminals

On 10 September 2012, APM Terminals (an operating division of A.P. Moller-Maersk A/S) announced the acquisition of a 37.5% interest in Global Ports from Transportation Investments Holdings Limited (“TIHL”), representing 50% of TIHL’s existing interest, for US$860 million. TIHL is one of the largest privately owned transportation groups in Russia. Global Ports is a leading container terminal operator serving Russian cargoes in the Baltic Sea and Far East Basins. It provides container handling and other cargo handling services (including for oil products, cars, roll-on roll-off cargo and bulk). It is listed on the London Stock Exchange. The acquisition followed Russia’s membership of the World Trade Organisation which increased Russia’s integration with the global economy and meets APM Terminal’s business strategy of increasing its presence in high-growth markets. As part of the transaction APM Terminals and TIHL became equal controlling partners and therefore the multiples implied by this transaction reflect control with TIHL was giving up unfettered control.

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Adelaide Container Terminal Pty Limited / Flinders Ports Group

On 2 July 2012, Flinders Ports Group (“Flinders Ports”) announced the acquisition of the 60% of the shares in Adelaide Container Terminal Pty Limited (“Adelaide Container Terminal”) from DP World (SA) Pty Limited (a subsidiary of DP World Limited) for A$236 million. Adelaide Container Terminal is South Australia’s only container terminal, located at Outer Harbour in Adelaide’s north-west and handles 260,000 containers per year. Flinders Ports is the private operator of the Port Adelaide and six other South Australian ports. It had acquired a 40% interest in Adelaide Container Terminals in 2009. The acquisition was triggered by a change of control event for DP World (SA) Pty Limited and it is not clear if the price paid reflects a full control value.

DP World Australia Limited / Citi Infrastructure Investors

DP World Australia Limited (“DP World Australia”) operates five marine container terminals in Brisbane, Sydney, Melbourne, Adelaide and Fremantle with an aggregate capacity to handle in excess of 3.5 million TEU per annum (approximately 50% of the total Australian container market). On 22 December 2010, Citi Infrastructure Investors (“Citi”) and one of Citi’s major investors agreed to acquire 75% stake in DP World Australia for A$1.5 billion from DP World Limited (“DP World”) which retained the remaining 25% of DP World Australia and entered into a long term arrangement to provide management services to the company. At the time of the transaction, DP World was under some financial stress with the consideration from this transaction used to repay debt. DP World announced that the transaction implied an EBITDA multiple of 18.9 times for the year ended 31 December 2009 having regard to proportional ownership interest for each of the ports (i.e. takes into account SP World Australia’s 60% ownership of Adelaide and 90.37 % ownership of Sydney). Brokers indicated that DP World provided guidance that the transaction implied forecast EBITDA multiples of 12.7 times for 2010 and 11.5 times. As the transaction was announced on 22 December 2010 and completed in March 2011, the implied multiples for 2010 have been treated as historical.

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3	Diversified and Bulk Ports and Associated Services

Set out below is a summary of transactions involving diversified and bulk port operators and providers of associated logistics and other port services since 2008 for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Diversified and Bulk Ports and Associated Services
			Consid-	EBITDA Multiple				EBITA Multiple
Date	Target	Transaction	eration	(times)				(times)
			(millions)	historical		forecast		historical	forecast

Diversified and Bulk Ports
Australia and New Zealand
Aug 14	Lyttelton Port	Acquisition of	NZ$422	11.6		15.3	[7]	16.4	na
	Company Limited	remaining 20.4% by
		Christchurch City
		Holdings Limited

May 12	Port of Portland	Acquisition of 50% by	A$197	9.0		na		na	na
		Palisade Ports

Oct 09	Dalrymple Bay	Acquisition by	na8	14.4		10.0		na	na
	Coal Terminal	Brookfield Asset
		Management
International
Jan 15	Integrax Bhd	Acquisition by Tenaga	MYR766	14.3		12.9		20.6	21.2
Mar 11	Forth Ports	Acquisition by Arcus	£658	11.2		11.2		14.5	14.5
		Infrastructure Partners

Oct 10	Primorsk Trade	Acquisition by	US$2,503	19.0	[9]	na		na	na
	Port LLC	Novorossiysk
		Commercial Sea Port

Oct 09	PD Ports	Acquisition by	£315	9.7		na		na	na
		Brookfield Partners &
		Brookfield Asset
		Management

Jul 09	Euroports	Acquisition of up to	€811	12.3		10.2		na	na
		40% interest by Antin and Arcus

Mar 09	Tianjin Port Co	Acquisition of 56.8%	HK$19,294	11.2		8.5		15.7	12.1
		by Tianjin Port
		Development Holdings
Stevedoring, Port Services and Logistics
Dec 14	ISO Limited	Acquisition by Qube	A$73	na		na		na	6.1
		Holdings Limited

Nov 12	C3 Limited	Acquisition of	NZ$132	5.8		5.5		7.5	7.3
		remaining 50% by
		Asciano

Feb 12	Giacci Holdings	Acquisition by Qube	A$146-127	6.0-6.9		5.3-6.1		11.9-13.6	10.6-12.1
	Pty Limited	Holdings Limited

Sep 11	Lehnkering	Acquisition by Imperial	€270	6.1		na		9.6	na
		Holdings Limited

Source: Grant Samuel analysis

[7]

Calculated by reference to the EBITDA for 30 June 2015 used by the Independent Adviser’s to review its valuation of LPC (see Section 4.3.2 of the Independent Adviser’s Report). This source indicated that EBITDA for 2015 is expected to be lower than for 2014, which may reflect a supply chain reconfiguration that was underway at the time of the transaction as well as implications for LPC’s trading as a result of the redevelopment plan.

[8]

As part of recapitalisation of Babcock & Brown Infrastructure, Brookfield Asset Management subscribed for $295 million of convertible notes and other agreements representing a 49.9% economic interest in Dalrymple Bay Coal Terminal.

[9]

PTP’s historical financial performance was impacted by weakness in the Russian rouble relative to the United States dollar. On a stable exchange rate basis the implied multiple decreases to 14.8 times.

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A brief summary of each transaction is set out below:

Lyttelton Port Company Limited / Christchurch City Holdings Limited

Lyttelton Port Company Limited (“LPC”) provides port and associated facility services at Lyttelton near Christchurch, New Zealand. Lyttelton is the major deep water port in the South Island. The services provided by LPC include general port operations services (marine services, dry dock bookings, safety services, berthage allocation for conventionally stevedored cargoes), specialised container and stevedoring services for containers and bulk cargoes, the lease of property on the port and the operation of a coal export facility. On 25 August 2014, Christchurch City Holdings Limited (“CCH”), the investment arm of Christchurch City Council, announced a takeover offer of NZ$3.95 cash per share for the 20.4% of LPC that it did not already own, subject to payment of a dividend of 20 cents per share. CCH also announced that Port Otago Limited (the second largest shareholder in LPC with a 15.5% interest) had entered into a conditional agreement with it to sell its shares to CCH. This offer follows one made in February 2006 by CCH (in conjunction with Hutchison Port Holdings) for the remaining 31% of shares that it did not already own. The earlier offer failed when Port Otago Limited acquired a blocking stake but CCH subsequently increased its interest in LPC under “creep provisions” to 79.6%. The Canterbury earthquakes of 2010 and 2011 significantly damaged the physical infrastructure at Lyttelton and reduced LPC’s ability to operate efficiently. Emergency repairs were undertaken but in June 2014 the New Zealand Government announced a process to fast-track redevelopment of the port so that LPC could continue to support the recovery of the Canterbury economy.

Port of Portland / Palisade Ports Pty Limited

On 17 May 2012, Australian Infrastructure Fund announced the sale of its 50% interest in Port of Portland to Palisade Ports Pty Limited for A$66.5 million. The remaining 50% of Port of Portland is owned by another infrastructure fund, Utilities Trust of Australia. Port of Portland is a deep-water seaport located in Portland in south western Victoria. It handles diversified bulk commodities including mineral sands, forestry products (primarily woodchips), aluminium, grain, fertilizer and livestock with throughput in the year ended 30 June 2011 of around 8 million tonnes. As the transaction relates to a non-controlling 50% interest, it is not clear if the price paid reflects a full control value.

Dalrymple Bay Coal Terminal / Brookfield Asset Management Inc.

Dalrymple Bay Coal Terminal (“DBCT”) is a coal port facility that exports predominantly metallurgical and also some thermal coal mined in the Bowen Basin region in Queensland. It was established in 1983 by the Queensland Government as a common user coal export facility. In September 2001, Babcock & Brown Infrastructure (“BBI”) was awarded a long term lease for DBCT (50 year term with a 49 year renewal option) and it remains regulated asset. In October 2009, as part of the recapitalisation of BBI, Brookfield Asset Management Inc. subscribed for A$295 million of convertible notes and other agreements representing a 49.9% economic interest in DBCT. The implied multiples for this transaction are sourced from the independent expert’s report dated 24 September 2010 in relation to the proposal from Brookfield Infrastructure Partners LP to acquire the Prime Infrastructure (the renamed BBI).

Integrax Bhd / Tenaga Nasional Berhad

On 9 January, 2015 Tenaga Nasional Berhad (“Tenaga”) made a conditional takeover offer for Integrax Bhd (“Integrax”) to acquire the remaining 77.88% that it did not already own for MYR 2.75 cash per share. The offer was rejected but on 25 February 2015 Tenaga increased its offer to MYR3.25 cash per share. Integrax owns and operates port facilities in Malaysia and holds an investment in an industrial property business. Its port facilities included the Lekir Bulk Terminal for dry bulk and the Lumut Maritime Terminal for dry and liquid bulk, break bulk and containers. In 2013 Integrax handled 10.9 MT of cargo, including 10 MT of dry bulk cargo. Lumut Maritime Terminal is the sole provider of coal handling and delivery services for Tenaga’s Janamanjung power plant which is expected to double capacity by 2017 and Integrax owns 40 hectare of land near Tenaga’s power plant which can be used for future expansion which may explain the relatively high multiples implied by this transaction.

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Forth Ports Plc / Arcus Infrastructure Partners

On 7 March 2011, Arcus Infrastructure Partners (“Arcus”), made an offer to acquire the remaining 77.2% of the shares in Forth Ports plc (“Forth Ports”) that it did not already own for consideration of £16.30 cash per share with a final dividend of £0.20 per share to be paid to Forth Ports shareholders prior to the completion of the offer. Forth Ports owns and operates a group of regionally based ports in the central belt of Scotland and Tayside, and the port of Tilbury London. It offers marine services, controlled navigation in the Firths of Forth and Tay, as well as operated its own towage fleet; and provided various handling and logistic-related services to customers. Forth Ports is also involved in property development and has a recycling business. The multiples implied by the business exclude the property development business and the recycling business in a minor contributor to earnings.

Primorsk Trade Port LLC / Novorossiysk Commercial Sea Port Group

On 29 October 2010, Novorossiysk Commercial Sea Port Group (“NCSP”) announced the acquisition of Primorsk Trade Port LLC (“PTP”) for US$2.153 billion. PTP is the operator of Port of Primorsk, Russia’s largest oil terminal (by volume of oil transhipped) located on the Baltic Sea. The oil terminal is a regulated asset. PTP’s revenue is derived from oil transhipment services (76%) and mooring operations (24%). The transaction is conditional on the sale of the 50.1% controlling stake in NCSP by its controlling beneficial owners to Transneft and Summa Capital, PTP’s owners. The transaction establishes NCSP as the market leading port operator in Russia and the third largest port operator in Europe in terms of cargo turnover. NCSP considers the acquisition will improve its risk profile, adding geographic diversification to its portfolio of assets, and provide access to growth opportunities via the Baltic Transport Corridor. The historical EBITDA multiple implied by the transaction is high reflecting a number of factors including:

¡

that PTP’s financial performance in FY09 was impacted by weakness of the Russian rouble relative to the United States dollar. On a stable exchange rate basis the implied multiple decreases to 14.8 times;

¡	the oil terminal is a regulated ‘natural monopoly’ with good stability and visibility of cash flows;

¡	volume growth is expected and can be realised without additional capital requirements; and

¡	there is a significant amount of land available around the port suggesting development prospects for the asset.

In addition, although the transaction was subject to NCSP shareholder approval, it was conditional on the separate sale of the controlling shareholding in NCSP to the vendors of PTP, creating uncertainty in relation to the transparency of available data.

PD Ports Limited / Brookfield Infrastructure Partners and Brookfield Asset Management

On 7 October 2009, Brookfield Infrastructure Partners L.P. and Brookfield Asset Management (together, “Brookfield”) entered into an agreement to acquire PD Ports Limited (“PD Ports”) from BBI for £315 million (comprising £100 million cash and £215 million assumed debt). Brookfield Infrastructure acquired a 60% stake and Brookfield Asset Management acquired the remaining 40%. PD Ports is a diversified port services group which operated in the United Kingdom. It owns and operates (and is the statutory harbour authority for) the Port of Tees and Hartlepool, the third largest ports business in the United Kingdom (by volume) and also operates a number of other ports and logistics businesses elsewhere in the United Kingdom. The business is unregulated.

Euroports (up to 40%) / Antin Infrastructure Partners and Arcus European Infrastructure Fund

On 30 July 2009, under a revised subscription agreement, Antin Infrastructure Partners (“Antin”) and Arcus European Infrastructure Fund I (“Arcus”) acquired a 40% interest (on a fully diluted basis) in Euroports for €141.5 million, implying €353 million of 100% of the equity of Euroports. Including assumed debt, the gross consideration is €811 million. Euroports is one of the largest port operators in continental Europe, handling 56 million tons per annum of various commodities with a strong focus on bulk cargo (61% of volume) and general cargo (24% of volume). The portfolio of ports owned by Euroports was acquired between 2006 and 2008 pursuant to a strategy to develop a pan-European, multi-product ports business with a diverse base. At the date of the transaction, Euroports has interests in seven medium sized port companies (generally with dominant market positions) which operate 21 terminals in

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seven European Union countries and across three main freight corridors, operating in an unregulated environment. It also owns one terminal inland from Shanghai in China. The transaction was subject to a share equalisation scheme whereby the aggregate interest of Antin and Arcus may be adjusted to between 34% and 65% for no additional consideration. Consequently, the multiples implied by the initial sale are overstated to the extent that the final percentage sold is likely to be considerably more than 40%. Assuming Antin and Arcus acquire 60% of Euroports, the implied historical and forecast EBITDA multiples would be 10.7 and 9.2 times respectively. At the time of the transaction limited synergies had been achieved at Euroports with each of the ports in the portfolio continuing to operate autonomously.

Tianjin Port Holdings Company Limited / Tianjin Port Development Holdings Limited

On 16 March 2009, Tianjin Port Development Holdings Limited (“Tianjin Port Development”) announced it had entered an agreement to acquire a 56.81% interest in Tianjin Port Holdings Company Limited (“Tianjin Port Co”) for a combined cash and scrip consideration of HK$10,961 million. Tianjin Port Co operations are primarily focused on non-containerised cargo handling of coal, coke, metal ores, oil and related products.

ISO Limited / Qube Holdings Limited

On 5 December 2014, Qube Holdings Limited (“Qube”) announced the acquisition of New Zealand stevedoring and marshalling company ISO Limited and its related entities (“ISO”) for NZ$80 million cash plus an additional amount payable in June 2018 if earnings targets for the financial; years June 2016-June 2018 are achieved. ISO operates in seven ports throughout New Zealand as well as at Portland and other ports in Australia. Its operations are focussed on the forest products industry including stevedoring, marshalling and transport activities. The implied forecast EBITA multiple shown in the table has been calculated by reference to disclosures in Qube’s FY15 financial statements and an enterprise value which excludes cash acquired.

C3 Limited / Asciano Limited

On 2 November 2012, Asciano Limited (“Asciano”) announced that, in response to a sale process by its joint venture partner Port of Tauranga Limited, it had elected to acquire the remaining 50% interest in C3 Limited (“C3”) for NZ$70 million. C3 provides ports and stevedoring services in New Zealand, operating in 14 ports across the country as well as providing forestry services in three ports in Australia. C3 is the sole export log marshaller in 9 ports in New Zealand and in FY2012 handled 10.3mt of forestry products. The implied historical EBITDA multiple shown in the table differs to the announced 6.1 times as that was calculated by reference to enterprise value which included cash of NZ$8 million. The implied forecast multiples are based on the actual financial performance of C3 for the year ended 30 June 2013. As the transaction relates to a non-controlling 50% interest and was initiated under the sale process in the C3 shareholders’ agreement, it is not clear if the price paid reflects a full control value.

Giacci Holdings Pty Limited / Qube Holdings Limited

On 24 February 2012, Qube announced the acquisition of Giacci Holdings Pty Limited (“Giacci”) for A$119 million of which A$18.2 million was deferred for two years and subject to the future earnings of the business. Giacci provides bulk haulage, handling, storage and civil contracting services, with a focus on the mining industry. The acquisition enabled Qube to provide a complete mine to port logistics solution covering transport, stockpile management and stevedoring. The consideration range assumes no deferred consideration is paid at the low end and the maximum consideration is paid at the high end.

Lehnkering Holding GmbH / Imperial Holdings Limited

On 30 September 2011, Imperial Holdings Limited (“Imperial”) announced that it had acquired Lehnkering Holding GmbH (“Lehnkering”) for €270 million, comprising €173 million in cash and the assumption of €97 million in net debt. Lehnkering provides logistics services including inland waterway shipment of gas, liquid and dry bulk cargo, road transport, warehousing and distribution services, particularly focussed on the chemical, agricultural, petrochemical and steel industries across Central and North Western Europe. The acquisition provided Imperial with the opportunity to diversify its international logistics business, grow its German-based operations and expand its operations in Europe into emerging markets that were served by German exports.

10

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■         ■        ■

Appendix 5

Broker Consensus Forecasts

Asciano has not publicly released earnings forecasts for the year ending 30 June 2016. Accordingly, the prospective multiples implied by the valuation of Asciano and its business divisions in the Grant Samuel report are based on median broker forecasts. These forecasts are sufficiently close to Asciano’s FY16 budget to be useful for analytical purposes1.

Set out below is a summary of forecasts prepared by brokers that follow Asciano in the Australian stockmarket:

Asciano – Broker Forecasts ($ millions)
		Year ending 30 June 2016
Broker	Date	Total	Underlying	Underlying	Underlying
		Revenue[2]	EBITDA[3]	EBITA[4]	EBIT[5]
Broker 1	18 August 2015	3,895.0	1,210.0	848.0	818.0
Broker 2	18 August 2015	3,972.1	1,218.5	870.5	840.5
Broker 3	18 August 2015	3,947.0	1,222.0	860.0	830.0
Broker 4	18 August 2015	4,036.0	1,253.0	863.0	833.0
Broker 5	18 August 2015	3,777.0	1,203.2	836.4	806.4
Broker 6	18 August 2015	3,850.0	1,229.5	852.1	822.1
Broker 7	19 August 2015	3,913.0	1,197.0	841.0	811.0
Broker 8	18 August 2015	3,889.0	1,224.0	850.0	820.0
Broker 9	18 August 2015	3,949.0	1,214.0	849.0	819.0
Broker 10	18 August 2015	3,854.9	1,214.0	846.0	816.0
Broker 11	18 August 2015	3,672.0	1,165.0	848.0	818.0
Minimum		3,672.0	1,165.0	836.4	806.4
Maximum		4,036.0	1,253.0	870.5	840.5
Median		3,895.0	1,214.0	849.0	819.0
Average		3,886.8	1,213.7	851.3	821.3

Source: Brokers’ reports, Grant Samuel analysis

When reviewing this data the following should be noted:

¡	the forecasts presented above represent the latest available broker forecasts for Asciano;

¡	the brokers presented are those who have published research on Asciano following Asciano’s announcement of its financial results for the year ended 30 June 2015 on 18 August 2015;

¡

Grant Samuel is aware of only four other brokers that follow Asciano. These brokers have not released any research on Asciano that includes earnings forecasts subsequent to Asciano’s announcement of its financial results for the year ended 30 June 2015 on 18 August 2015;

¡

the broker forecasts do not separate amortisation of customer contracts and relationships (that arised as a result of acquisitions) from depreciation and amortisation. Given the distortion that amortisation of

[1]	Except for BAPS’ EBITDA, which is addressed below.

[2]	Total revenue includes other income.

[3]	Underlying EBITDA is earnings before net interest, tax, depreciation and amortisation and material items. It includes the NPAT contribution from associates and joint ventures.

[4]

Underlying EBITA is earnings before net interest, tax and material items but before amortisation of customer contracts and relationships. It includes the NPAT contribution from associates and joint ventures.

[5]	Underlying EBIT is earnings before net interest, tax and material items. It includes the NPAT contribution from associates and joint ventures.

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■         ■        ■

customer contracts and relationships has on EBIT, Grant Samuel has valued Asciano by considering multiples of EBITA and therefore amortisation of customer contracts and relationships should be excluded from the earnings parameters (except for net profit after tax). In the table above, Grant Samuel has attempted to present the broker earnings forecasts on a common basis by adding an amount of $26.3 million (as an estimate of FY16 amortisation of customer contracts and relationships) to EBIT to determine EBITA; and

¡	as far as is possible to identify from a review of the brokers’ reports, Grant Samuel believes that the earnings forecasts do not incorporate any one-off adjustments or non-recurring items.

Set out below is a summary of forecasts for each of Asciano’s business divisions prepared by brokers that follow Asciano in the Australian stockmarket:

Pacific National

Pacific National – Broker Forecasts ($ millions)
		Year ending 30 June 2016
Broker	Date	Total	Underlying	Underlying	Underlying
		Revenue	EBITDA	EBITA	EBIT
Broker 1	18 August 2015	2,464.0	-	646.3	618.0
Broker 2	18 August 2015	2,566.0	-	677.3	649.0
Broker 3	18 August 2015	2,470.0	-	637.3	609.0
Broker 4	18 August 2015	2,443.5	-	640.1	611.8
Broker 5	19 August 2015	2,502.0	877.0	-	-
Broker 6	18 August 2015	2,521.0	-	645.3	617.0
Broker 7	18 August 2015	2,513.0	-	678.6	650.3
Broker 8	18 August 2015	2,422.0	-	674.3	646.0
Minimum		2,422.0	877.0	637.3	609.0
Maximum		2,566.0	877.0	678.6	650.3
Median		2,486.0	877.0	646.3	618.0
Average		2,487.7	877.0	657.0	628.7

Source: Brokers’ reports, Grant Samuel analysis

Patrick Terminal & Logistics

Patrick Terminals & Logistics – Broker Forecasts ($ millions)
		Year ending 30 June 2016
Broker	Date	Total	Underlying	Underlying	Underlying
		Revenue	EBITDA	EBITA	EBIT
Broker 1	18 August 2015	767.0	-	184.0	184.0
Broker 2	18 August 2015	749.0	-	153.0	153.0
Broker 3	18 August 2015	614.0	-	168.0	168.0
Broker 4	18 August 2015	768.9	-	173.1	173.1
Broker 5	19 August 2015	757.0	247.0	-	-
Broker 6	18 August 2015	614.0	-	172.0	172.0
Broker 7	18 August 2015	767.0	-	140.8	140.8
Broker 8	18 August 2015	640.0	-	163.0	163.0
Minimum		614.0	247.0	140.8	140.8
Maximum		768.9	247.0	184.0	184.0
Median		753.0	247.0	168.0	168.0
Average		709.6	247.0	164.8	164.8

Source: Brokers’ reports, Grant Samuel analysis

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■         ■        ■

Patrick Bulk & Automotive Port Services

Patrick Bulk & Automotive Port Services – Broker Forecasts ($ millions)
		Year ending 30 June 2016
Broker	Date	Total	Underlying	Underlying	Underlying
		Revenue	EBITDA	EBITA	EBIT
Broker 1	18 August 2015	709.0	-	72.7	71.0
Broker 2	18 August 2015	704.0	-	51.7	50.0
Broker 3	18 August 2015	716.0	-	87.7	86.0
Broker 4	18 August 2015	682.0	-	85.0	83.3
Broker 5	19 August 2015	703.0	93.0	-	-
Broker 6	18 August 2015	709.0	-	79.7	78.0
Broker 7	18 August 2015	705.0	-	82.4	80.7
Broker 8	18 August 2015	655.0	-	64.7	63.0
Minimum		655.0	93.0	51.7	50.0
Maximum		716.0	93.0	87.7	86.0
Median		704.5	93.0[6]	79.7	78.0
Average		697.9	93.0	74.8	73.1

Source: Brokers’ reports, Grant Samuel analysis

When reviewing this data the following should be noted:

¡

only eight of the eleven brokers that have published research on Asciano following Asciano’s announcement of its financial results for the year ended 30 June 2015 on 18 August 2015 provided forecasts by business division;

¡	amortisation of customer contracts and relationships only impacts Pacific National and BAPS; and

¡

only one broker provides forecasts for EBITDA. All other brokers only provide forecasts for EBIT. For Pacific National and Patrick T&L, the EBITDA forecasts are sufficiently close to the business division forecasts in Asciano’s FY16 budget to be useful for analytical purposes. However, the forecast EBITDA for BAPS is materially different from the forecast BAPS EBITDA in Asciano’s FY16 budget. Consequently, Grant Samuel has not used the broker consensus forecast of FY16 EBIDA for BAPS for valuation purposes. To enable forecast EBITDA multiples to be considered, Grant Samuel has calculated an EBITDA for BAPS based on the broker consensus forecast EBITA and adding back the FY16 budget depreciation and amortisation charge of $34.5 million. The resulting FY16 EBITDA of $114.2 million is sufficiently close to the forecast BAPS EBITDA in Asciano’s FY16 budget to be useful for analytical purposes.

[6]	This forecast EBITDA is not used for valuation purposes. Refer to the commentary below the table for details and how the forecast FY16 EBITDA for BAPS of $114.2 million has been calculated.

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Annexure B – Investigating Accountant’s Report

Deloitte Corporate Finance Pty Limited
ACN 003 833 127
AFSL 241457
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001 www.deloitte.com.au

The Directors

Asciano Limited

Level 6, 15 Blue Street

North Sydney NSW 2060

The Directors

Brookfield Infrastructure Partners Limited

as general partner of Brookfield Infrastructure Partners L.P.

73 Front Street

Hamilton HM12

Bermuda

29 September 2015

Dear Directors

INVESTIGATING ACCOUNTANT’S REPORT ON PRO FORMA FINANCIAL INFORMATION

Introduction

This report has been prepared at the request of the Directors of Asciano Limited (“Asciano” or the “Company”) and the Directors of Brookfield Infrastructure Partners Limited (“BIPL”) as general partner of Brookfield Infrastructure Partners L.P. (“BIP”) for inclusion in the scheme booklet (the “Scheme Booklet”) to be issued by the Company in respect of the Scheme of Arrangement between Asciano and BIP.

Deloitte Corporate Finance Pty Limited (“Deloitte”) is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence under the Corporations Act 2001 (Cth) for the issue of this report.

References and other terminology used in this report have the same meaning as defined in the Glossary of the Scheme Booklet.

Scope

Pro forma Financial Information

Deloitte has been engaged by the Directors of Asciano and BIPL to review the following pro forma financial information contained in the Scheme Booklet:

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

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Annexure B – Investigating Accountant’s Report (cont)

a)	Asciano Pro forma Financial Information

•	The pro forma statements of operating results of Asciano for the year ended 31 December 2014 and for the six months ended 30 June 2015;
•	The pro forma statement of financial position of Asciano as at 30 June 2015;
•	Relevant notes to the above Asciano pro forma financial information; and
•	The pro forma adjustments to show the effect of events and transactions related to the Scheme as if they had occurred, and the assumptions on which they are based.

as set out in Section 6.7 of the Scheme Booklet (together the “Asciano Pro forma Financial Information”).

The Asciano Pro forma Financial Information has been prepared in accordance with the stated basis of preparation, being the recognition and measurement principles contained in International Financial Reporting Standards and the Company’s adopted accounting policies.

The Asciano Pro forma Financial Information based on a calendar year has been extracted from the financial reports of Asciano for the years ended 30 June 2014 and 30 June 2015, and the half year financial reports for the six months ended 31 December 2013 and 31 December 2014, which were audited and reviewed respectively by KPMG in accordance with Australian Auditing Standards. KPMG issued unmodified audit opinions and review conclusions respectively on these financial reports.

b)	Brookfield Infrastructure Combined Group Pro forma Financial Information

•	The pro forma statements of operating results of the Brookfield Infrastructure Combined Group for the year ended 31 December 2014 and for the six months ended 30 June 2015;
•	The pro forma statement of financial Position as at 30 June 2015 of the Brookfield Infrastructure Combined Group;
•	Relevant notes to the above Brookfield Infrastructure Combined Group pro forma financial information; and
•	The pro forma adjustments and the assumptions on which they are based,

as set out in Section 6.8 of the Scheme Booklet (together the “Brookfield Infrastructure Combined Group Pro forma Financial Information”).

The Brookfield Infrastructure Combined Group Pro forma Financial Information has been derived from:

(i)	the Asciano Pro forma Financial Information reflecting the pro forma adjustments described in Section 6.7 of the Scheme Booklet; and

(ii)

The BIP financial information which has been extracted from the financial reports of BIP for the year ended 31 December 2014, and the quarter years ended 31 March 2015 and 30 June 2015. The financial report of BIP, prepared in accordance with International Financial Reporting Standards, for the year ended 31 December 2014 was audited by Deloitte LLP (Canada). The audit was carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) (US GAAS) and an unmodified audit opinion was issued by Deloitte LLP (Canada).

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Annexure B – Investigating Accountant’s Report (cont)

The Asciano Pro forma Financial Information and the Brookfield Infrastructure Combined Group Pro forma Financial Information is presented in an abbreviated form, insofar as it does not include all of the presentation and disclosures required by Australian Accounting Standards and other mandatory professional reporting requirements applicable to general purpose financial reports prepared in accordance with the Corporations Act 2001 (Cth).

The stated basis of preparation is the recognition and measurement principles contained in International Financial Reporting Standards which are consistent with Australian Accounting Standards applied to the historical financial information and the event(s) or transaction(s) to which the pro forma adjustments relate, as described in Sections 6.7 and 6.8 of the Scheme Booklet, as if those event(s) or transaction(s) had occurred as at the date of the historical financial information.

Due to its nature, the pro forma financial information does not represent the Asciano or Brookfield Infrastructure Combined Group’s actual or prospective financial position and/or financial performance.

Directors’ Responsibility

The Directors of Asciano are responsible for the preparation and presentation of the Asciano Pro forma Financial Information set out in Section 6.7, including the selection and determination of pro forma adjustments made to the Asciano historical financial information included in the Asciano Pro forma Financial Information and the information contained within the Scheme Booklet. The Asciano Directors do not assume any responsibility for the preparation and presentation of the Brookfield Infrastructure Combined Group Pro forma Financial Information set out in section 6.8 of the Scheme Booklet.

The Directors of BIPL are responsible for the preparation and presentation of the Brookfield Infrastructure Combined Group Pro forma Financial Information set out in Section 6.8, including the selection and determination of pro forma adjustments made to the BIP historical financial information included in the Brookfield Infrastructure Combined Group Pro forma Financial Information and the information contained within the Scheme Booklet. The BIPL Directors do not assume any responsibility for the preparation and presentation of the Asciano Pro forma Financial Information.

The responsibilities of the Directors of Asciano and BIPL includes the responsibility for such internal controls as the Directors determine are necessary to enable the preparation of their respective pro forma financial information that is free from material misstatement, whether due to fraud or error.

Our Responsibility

Our responsibility is to express a limited assurance conclusion on the Asciano Pro forma Financial Information and Brookfield Infrastructure Combined Group Pro forma Financial Information set out in Sections 6.7 and 6.8 based on the procedures performed and the evidence we have obtained. We have conducted our engagement in accordance with Australian Standard on Assurance Engagement (ASAE) 3450 Assurance Engagements involving Corporate Fundraisings and/or Prospective Financial Information.

A review consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain reasonable assurance that we would become aware of all significant matters that might be identified in a reasonable assurance engagement. Accordingly we will not express an audit opinion.

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Annexure B – Investigating Accountant’s Report (cont)

Our engagement did not involve updating or re-issuing any previously issued audit or review report on any financial information used as a source of the financial information.

We have performed the following procedures as we, in our professional judgement, considered reasonable in the circumstances:

•

consideration of work papers, accounting records and other documents, including those dealing with the extraction of the historical financial information of Asciano and BIP from its audited/reviewed financial statements as referred to above;

•	consideration of the appropriateness of pro forma adjustments described in Section 6.7 and 6.8 of the Scheme Booklet;

•	enquiry of Directors, management, personnel and advisors of Asciano and BIP respectively;

•	the performance of analytical procedures applied to the pro forma financial information;

•	a review of work papers, accounting records and other documents of Asciano and BIP and their auditors; and

•	a review of the accounting policies adopted and used by Asciano and BIP over the period for consistency of application.

Conclusion

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the Asciano Pro forma Financial Information and Brookfield Infrastructure Combined Group Pro forma Financial Information, as set out in Sections 6.7 and 6.8 of the Scheme Booklet, are not presented fairly, in all material respects, in accordance with the stated basis of preparation as described in Sections 6.7 and 6.8 of the Scheme Booklet.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 30 June 2015 would require comment on, or adjustments to, the information contained in Section 6.7 and 6.8 of the Scheme Booklet, or would cause such information to be misleading or deceptive.

Restrictions on Use

Without modifying our conclusions, we draw attention to Sections 6.7 and 6.8 of the Scheme Booklet, which describes the purpose of the Asciano Pro forma Financial Information and Brookfield Infrastructure Combined Group Pro forma Financial Information, being for inclusion in the Scheme Booklet. As a result, the Investigating Accountant’s Report may not be suitable for use for another purpose.

Consent

Deloitte Corporate Finance Pty Limited has consented to the inclusion of this limited assurance report in the Scheme Booklet in the form and context in which it is included.

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Annexure B – Investigating Accountant’s Report (cont)

Disclosure of Interest

Deloitte Corporate Finance Pty Limited does not have any interest in the outcome of this Scheme of Arrangement other than the preparation of this report and participation in the due diligence procedures for which normal professional fees will be received.

Deloitte LLP is the auditor of Brookfield Infrastructure Partners L.P.

Yours faithfully,

Deloitte Corporate Finance Pty Limited

J A Leotta

Authorised Representative

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Annexure C
– Scheme
Implementation
Deed
asciano scheme booklet 353

Annexure C – Scheme Implementation Deed

Deed

Execution version

Note: As described in section 3.20 of this Scheme Booklet, the parties have executed a side letter in relation to certain amendments to the Scheme Implementation Deed necessary to reflect the fact that the scrip component of the Scheme Consideration will be provided by way of BIP CDIs, not by the direct listing of BIP Interests on the ASX as envisaged at the time of the Scheme Implementation Deed. Under the terms of the side letter, “ New BIP Interest” in the Scheme Implementation Deed means a BIP CDI (as defined in the Scheme), except where used in the clauses 3.1(j)(1), 5.2(m)(1) and the warranty in Schedule 2(n), where it continues to mean a “New BIP Interest” (as defined in the Scheme).

Scheme implementation deed

Brookfield Infrastructure Partners Limited as general

partner of Brookfield Infrastructure Partners L.P.

Asciano Limited

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Annexure C – Scheme Implementation Deed (cont)

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Annexure C – Scheme Implementation Deed (cont)

Scheme implementation deed

Date ▶ 17 August 2015

Between the parties

Brookfield	Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P.

of 73 Front Street Hamilton, HM 12, Bermuda

Asciano	Asciano Limited

ACN 123 652 862 of Level 6, 15 Blue Street North Sydney, NSW 2060

Recitals

1       The parties have agreed that Brookfield Sub will acquire all of the ordinary shares in Asciano by means of a scheme of arrangement under Part 5.1 of the Corporations Act between Asciano and the Scheme Shareholders.

2 The parties have agreed to implement the scheme of arrangement on the terms of this deed.

This deed witnesses as follows:

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Annexure C – Scheme Implementation Deed (cont)

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this deed are set out in Schedule 1.

1.2	Interpretation

Schedule 1 contains interpretation rules for this deed.

1.3	Deed components

This deed includes any schedule to it.

2	Agreement to proceed with the Transaction

(a)	Asciano agrees to propose the Scheme on and subject to the terms and conditions of this deed.

(b)	Brookfield agrees to:

(1)	assist Asciano to propose the Scheme; and

(2)	procure Brookfield Sub to assist Asciano to propose the Scheme,

on and subject to the terms and conditions of this deed.

(c)	Asciano and Brookfield agree to implement the Scheme on and subject to the terms and conditions of this deed.

3	Conditions Precedent and pre-implementation steps

3.1	Conditions Precedent

Subject to this clause 3, the Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Scheme are not binding, until each of the following Conditions Precedent is satisfied or waived to the extent and in the manner set out in this clause 3.

(a)	Regulatory Approvals: before 8.00am on the Second Court Date:

(1)	FIRB: either

(A)	the Treasurer of the Commonwealth of Australia (or his delegate) provides written advice or confirmation to Brookfield that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) or the foreign investment policy of the Australian Government to the acquisition by Brookfield Sub of the Asciano Shares

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3 Conditions Precedent and pre-implementation steps

under the Scheme (including to any direct or indirect investment by GIC Special Investments Pte Ltd or British Columbia Investment Management Corporation in Brookfield Sub) and that advice is not subject to conditions, or is only subject to conditions that are acceptable to Brookfield, acting reasonably; or

(B)	the Treasurer of the Commonwealth of Australia becomes precluded by passage of time from making any order under Part II of FATA in respect of the acquisition by Brookfield Sub of the Asciano Shares under the Scheme;

(2)	ACCC: Brookfield has received informal merger clearance in respect of the acquisition of Asciano Shares by Brookfield Sub, either unconditionally or on conditions that are acceptable to Brookfield, acting reasonably, by notice in writing from the ACCC stating, or stating to the effect, that the ACCC does not propose to intervene or seek to prevent the acquisition of Asciano Shares by Brookfield Sub and that notice has not been withdrawn, revoked or adversely amended before 8.00am on the Second Court Date;

(3)	OIO: Brookfield has received all consents, approvals or clearances required under the Overseas Investment Act 2005 (NZ) and the Overseas Investment Regulations 2005 (NZ) for the implementation of the Transaction on terms and conditions acceptable to Brookfield, acting reasonably, and such consents, approvals or clearances (as the case may be) have not been withdrawn, suspended, revoked or adversely amended before 8.00am on the Second Court Date; and

(4)	ASIC and ASX: ASIC and ASX issue or provide all reliefs, waivers confirmations, exemptions, consents or approvals, and do all other acts, necessary, or which Asciano and Brookfield agree are desirable, to implement the Scheme and such reliefs, waivers confirmations, exemptions, consents, approvals or other acts (as the case may be) have not been withdrawn, suspended or revoked before 8.00am on the Second Court Date.

(b)	Shareholder approval: Asciano Shareholders (other than Excluded Shareholders) agree to the Scheme at the Scheme Meeting by the requisite majorities under subparagraph 411(4)(a)(ii) of the Corporations Act.

(c)	Independent Expert: the Independent Expert issues an Independent Expert’s Report which concludes that the Scheme is in the best interest of Asciano Shareholders before the time when the Scheme Booklet is registered by ASIC.

(d)	Court approval: the Court approves the Scheme in accordance with paragraph 411(4)(b) of the Corporations Act.

(e)	Restraints: between (and including) the date of this deed and 8.00am on the Second Court Date:

(1)	there is not in effect any temporary, preliminary or final order, injunction, decision or decree issued by any court of competent jurisdiction or Government Agency;

(2)	no action or investigation is announced or commenced by a Government Agency,

in consequence of, or in connection with, the Scheme which:

(3)	restrains or prohibits (or could restrain or prohibit), or otherwise materially adversely impacts on, the Scheme or the completion of any

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3 Conditions Precedent and pre-implementation steps

transaction contemplated by the Scheme (whether subject to conditions or not) or the rights of Brookfield or Brookfield Sub in respect of Asciano and the Asciano Shares to be acquired under the Scheme; or

(4)	requires the divestiture by Brookfield or Brookfield Sub of any Asciano Shares, or the divestiture of any assets of Asciano or its Related Bodies Corporate, BIP or its Related Bodies Corporate or otherwise;

unless any such order, injunction, decision, decree, application, action or investigation has been disposed of to the satisfaction of Brookfield, or is otherwise no longer effective or enforceable, by 8.00am on the Second Court Date.

(f)	No Asciano Prescribed Occurrence: no Asciano Prescribed Occurrence occurs between (and including) the date of this deed and 8.00am on the Second Court Date.

(g)	No Asciano Material Adverse Change: no Asciano Material Adverse Change occurs or is reasonably likely to occur, or is discovered, announced, disclosed or otherwise becomes known to Brookfield between (and including) the date of this deed and 8.00am on the Second Court Date.

(h)	No Brookfield Prescribed Occurrence: no Brookfield Prescribed Occurrence occurs between (and including) the date of this deed and 8.00am on the Second Court Date.

(i)	No Brookfield Material Adverse Change: no Brookfield Material Adverse Change occurs or is reasonably likely to occur, or is discovered, announced, disclosed or otherwise becomes known to Asciano between (and including) the date of this deed and 8.00am on the Second Court Date.

(j)	New BIP Interests – TSX & NYSE/ASX:

(1)	the issue of the New BIP Interests to be issued pursuant to the Scheme has been approved by the Toronto Stock Exchange and the New York Stock Exchange, and those New BIP Interests have received listing approval from each of the Toronto Stock Exchange and the New York Stock Exchange subject to customary conditions (including notice of official issuance) by, and such approvals remain in full force and effect in all respects at, 8.00am on the Second Court Date; and

(2)	Brookfield is approved for admission to the official list of ASX (as a foreign exempt listing) and the New BIP Interests to be issued pursuant to the Scheme are approved for official quotation by ASX, subject to customary conditions by, and such approvals remain in full force and effect in all respects at, 8.00am on, the Second Court Date.

(k)	Third party consents: all approvals and consents of a third party that are listed in Schedule 5 and any additional approvals and consents of a third party that Brookfield and Asciano agree are necessary or desirable to implement the Scheme are obtained (including approvals or consents to avoid breach of any change of control provisions) and such approvals and consents have not been withdrawn, suspended or revoked before 8.00am on the Second Court Date.

3.2	Reasonable endeavours

(a)	Asciano must, to the extent it is within its power to do so, use its reasonable endeavours to procure that each of the Conditions Precedent in clauses 3.1(b), 3.1(d), 3.1(f), 3.1(g) and 3.1(k) are satisfied as soon as practicable after the

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3 Conditions Precedent and pre-implementation steps

date of this deed and continue to be satisfied at all times until the last time that the relevant clause provides that it is to be satisfied.

(b)	Brookfield must, to the extent it is within its power to do so, use its reasonable endeavours to procure that the Conditions Precedent in clause 3.1(h), 3.1(i) and 3.1(j) are satisfied as soon as practicable after the date of this deed and continue to be satisfied at all times until the last time that clause provides that it is to be satisfied.

(c)	Each party must, to the extent it is within their power to do so, use its reasonable endeavours to procure that:

(1)	each of Conditions Precedent in clauses 3.1(a) and 3.1(e) is satisfied as soon as practicable after the date of this deed and continues to be satisfied at all times until the last time that the relevant clause provides that it is to be satisfied; and

(2)	there is no occurrence within its control or the control of any of its Subsidiaries that would prevent any of the Conditions Precedent in clause 3.1, which that party (alone or together with the other party) must use reasonable endeavours to satisfy, being or remaining satisfied.

(d)	Without limiting this clause 3.2, each party must:

(1)	promptly apply for all relevant Regulatory Approvals (as applicable);

(2)	take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information from the relevant Government Agencies at the earliest practicable time;

(3)	promptly provide the other party with all information reasonably requested in connection with the applications for the Regulatory Approvals, including copies of all communications with Government Agencies in respect of obtaining the Regulatory Approvals;

(4)	consult with the other party in advance in relation to the progress of obtaining the Regulatory Approvals and provide the other party with a draft copy of any submission or correspondence; and

(5)	provide the other party or the relevant Government Agency with all assistance and information that it reasonably requests in connection with an application for a Regulatory Approval to be lodged by that other party, provided that:

(6)	neither party is required to disclose materially commercially sensitive information to the other party or information which would be damaging to the commercial or legal interests of the discloser or any of its Related Bodies Corporate, or information disclosure of which is not permitted by law;

(7)	the party applying for a Regulatory Approval is not prevented from taking any step (including communicating with a Government Agency) in respect of a Regulatory Approval if the other party has not promptly responded under clause 3.2(d)(4); and

(8)	neither party is required to dispose of any assets (and, for the avoidance of doubt, in acting reasonably under clause 3.1(a) in relation to whether or not regulatory conditions are acceptable to it, Brookfield is not obliged to accept a condition involving disposal of assets).

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3.3	Waiver of Conditions Precedent

(a)	The Conditions Precedent in clauses 3.1(a), 3.1(b) and 3.1(d) cannot be waived.

(b)	The Conditions Precedent in clauses 3.1(f), 3.1(g) and 3.1(k) are for the sole benefit of Brookfield and may only be waived by Brookfield (in its absolute discretion) in writing.

(c)	The Conditions Precedent in clauses 3.1(h) and 3.1(i) are for the sole benefit of Asciano and may only be waived by Asciano (in its absolute discretion) in writing.

(d)	The Conditions Precedent in clauses 3.1(c), 3.1(e) and 3.1(j) are for the benefit of both Asciano and Brookfield, and may only be waived by written agreement between Asciano and Brookfield.

(e)	If a party waives the breach or non-satisfaction of any of the Conditions Precedent in clause 3.1, that waiver does not prevent that party from suing the other party for any breach of this deed that resulted in the breach or non-satisfaction of the relevant Condition Precedent.

(f)	Waiver of a breach or non-satisfaction in respect of one Condition Precedent does not constitute:

(1)	a waiver of breach or non-satisfaction of any other Condition Precedent resulting from the same event; or

(2)	a waiver of breach or non-satisfaction of that Condition Precedent resulting from any other event.

3.4	Termination on failure of Condition Precedent

(a)	If:

(1)	there is an event or occurrence that would, or does, prevent any of the Conditions Precedent being satisfied;

(2)	there is an event or occurrence that would, or does, prevent any of the Conditions Precedent being satisfied by the time and date specified in this deed for the satisfaction of that Condition Precedent; or

(3)	it becomes more likely than not that the Scheme will not become Effective by the End Date,

the parties must consult in good faith to:

(4)	consider and, if agreed, determine whether the Transaction may proceed by way of alternative means or methods;

(5)	consider and, if agreed, change the date of the application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed to in writing by Brookfield and Asciano (being a date no later than 5 Business Days before the End Date); or

(6)	consider and, if agreed, extend the relevant date or End Date.

(b)	Subject to clauses 3.4(d) and 3.4(e), if the parties are unable to reach agreement under clause 3.4(a):

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(1)	within 5 Business Days of becoming aware of the relevant event or occurrence that would, or does, prevent a Condition Precedent being satisfied;

(2)	within 5 Business Days of the time and date specified in this deed for the satisfaction of a Condition Precedent; or

(3)	by the End Date,

as appropriate, then, unless that Condition Precedent has been waived in accordance with clause 3.3, either party may terminate this deed without any liability to the other party because of that termination. However, a party may not terminate this deed pursuant to this clause 3.4(b) if the relevant occurrence or event, the failure of the Condition Precedent to be satisfied, or the failure of the Scheme to become Effective, arises out of a breach of clauses 3.2 or 3.5 by that party, although in such circumstances the other party may still terminate this deed. For the avoidance of doubt, nothing in this clause 3.4(b) affects the obligation of a party to pay a Reimbursement Fee, if it is required to do so under clause 12.

(c)	Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of clause 13.3), on termination of this deed, no party shall have any rights against or obligations to any other party under this deed except for those rights and obligations which accrued prior to termination.

(d)	If the Condition Precedent in clause 3.1(b) is not satisfied only because of a failure to obtain the majority required by sub-subparagraph 411(4)(a)(ii)(A) of the Corporations Act, then either party may by written notice to the other within 3 Business Days after the date of the conclusion of the Scheme Meeting require the approval of the Court to be sought, pursuant to the Court’s discretion in that sub-subparagraph, provided the party has, in good faith, reasonably formed the view that the prospect of the Court exercising its discretion in that way is reasonable.

(e)	If the Court refuses to make an order approving the Scheme which satisfies the Condition Precedent in clause 3.1(d), at Brookfield’s request Asciano must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent Senior Counsel indicates that, in his or her view, an appeal would have negligible prospects of success before the End Date). Asciano may bring an appeal even if not requested by Brookfield. If any such appeal is undertaken at the request of Brookfield, Brookfield will bear Asciano’s costs of the appeal (including costs of the independent Senior Counsel) unless the parties otherwise agree. If any such appeal is undertaken by Asciano, without the prior request from Brookfield, Asciano will bear Brookfield’s costs of the appeal unless the parties otherwise agree.

3.5	Certain notices relating to Conditions Precedent

(a)	Asciano and Brookfield (as the case may be) must promptly advise each other, orally and in writing, of satisfaction of a Condition Precedent.

(b)	If a Condition Precedent is not satisfied by the time and date specified for satisfaction of that Condition Precedent, then, unless there is no reasonable prospect that the Condition Precedent will be satisfied before the End Date, Asciano must make an application to defer the Second Court Date until such time (being not later than the Business Day before the End Date) as reasonably required to enable the relevant Condition Precedent to be satisfied.

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(c)	If, before the time and date specified for satisfaction of a Condition Precedent, an event or occurrence that will prevent that Condition Precedent being satisfied occurs, the party with knowledge of that event must give the other party written notice of that event or occurrence as soon as possible.

(d)	Asciano and Brookfield (as the case may be) must promptly advise each other, orally and in writing, of any fact, matter, change, event or circumstance causing, or which, so far as can reasonably be foreseen, would cause:

(1)	a representation or warranty provided in this deed by the relevant party to be false;

(2)	a breach or non-satisfaction of any of the Conditions Precedent; or

(3)	a material breach of this deed by the relevant party.

4	Transaction steps

4.1	Scheme

Asciano must propose the Scheme to Asciano Shareholders on and subject to the terms of this deed.

4.2	No amendment to the Scheme without consent

Asciano must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Brookfield (such consent not to be unreasonably withheld or delayed in relation to procedural or administrative matters that do not relate to the value of the Scheme Consideration or the Scheme Shares).

4.3	Scheme Consideration

(a)	The Scheme Consideration to be provided in respect of each Scheme Share is as described in clause 5 of the Scheme.

(b)	Each Scheme Shareholder is entitled to receive the Scheme Consideration in respect of each Scheme Share held by that Scheme Shareholder, in accordance with the terms of this deed, the Scheme and the Deed Poll. Such Scheme Consideration will be received in the form of either the Maximum Cash Consideration, the Maximum Scrip Consideration or the Standard Consideration, in accordance with the election process outlined in clauses 4.4 and 4.5 and in the Scheme (and subject to the provisions contained in the Scheme for the sale on their behalf of New BIP Interests attributable to Ineligible Foreign Holders and certain Scheme Shareholders who would otherwise receive less than a Marketable Parcel of BIP Interests).

(c)	Subject to clauses 3.1 and 13 and the terms of the Scheme, Brookfield undertakes and warrants to Asciano that, in consideration of the transfer to Brookfield Sub of each Asciano Share held by a Scheme Shareholder under the terms of the Scheme, on the Implementation Date Brookfield will:

(1)	procure that Brookfield Sub will accept that transfer; and

(2)	provide to each Scheme Shareholder the Scheme Consideration for each Scheme Share in accordance with the terms of this deed, the Scheme and the Deed Poll.

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(d)	The BIP Interests issued as part of the Scheme Consideration will not carry any entitlement to the Brookfield Permitted Distributions.

4.4	Scheme Consideration election mechanism

(a)	Asciano must ensure that the Scheme Booklet sent to Asciano Shareholders (other than Excluded Shareholders) is accompanied by a form of election (Election Form) under which each Asciano Shareholder (other than Excluded Shareholders) is requested to elect to receive either Maximum Cash Consideration, Maximum Scrip Consideration or Standard Consideration in respect of all of their Asciano Shares, and which sets out the election process, including that if no election is made the Asciano Shareholder will be taken to have elected to receive Standard Consideration.

(b)	The Election Form must include the relevant matters set out in the Scheme (including, where any BIP Interests included in a Scheme Shareholder’s Scheme Consideration comprise less than a Marketable Parcel, an option for the relevant Shareholder to ‘opt out’ of having those BIP Interests sold through the Sale Facility and an option for Shareholders to opt in to the Sale Facility on the terms set out in the Scheme) and must otherwise be in a form agreed by the parties in writing.

(c)	Asciano must procure that, to the extent practicable, Scheme Shareholders who acquired Asciano Shares after the date of the despatch of the Scheme Booklet and Election Form receive an Election Form on request to Asciano.

4.5	Provision of election updates and Asciano Share information

(a)	In order to facilitate the provision of the Scheme Consideration, Asciano must provide, or procure the provision of, to Brookfield or a nominee of Brookfield:

(1)	reasonable written updates of the elections that have been received in the period up to the Election Time;

(2)	written details of the final elections made by each Scheme Shareholder, within one Business Day after the Election Time; and

(3)	a complete copy of the Asciano Share Register as at the Scheme Record Date (which must include the name, Registered Address and registered holding of each Scheme Shareholder as at the Scheme Record Date), within one Business Day after the Scheme Record Date.

(b)	The details and information to be provided under clause 4.5(a) must be provided in such form as Brookfield, its nominee or the Brookfield Registry may reasonably require.

4.6	Asciano Rights

Asciano must take all actions necessary to ensure that no more than the number of Asciano Rights set out in the third column of the table in Schedule 6 vest and/or have any restrictions on their exercise waived and that any remaining Asciano Rights lapse or are cancelled upon the Scheme becoming Effective.

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4.7	Asciano Permitted Special Dividend

Asciano may, in its sole discretion, pay Asciano Shareholders who are recorded in the Asciano Share Register as a holder of Asciano Shares at the Special Dividend Record Date the Asciano Permitted Special Dividend (which shall be fully franked) on the Special Dividend Payment Date. The amount per Asciano Share of the Asciano Permitted Special Dividend shall not exceed such amount as can be fully franked utilising the franking account balance but ensuring that it is not reasonably anticipated to be in deficit on the Implementation Date

5	Implementation

5.1	Asciano’s obligations

Asciano must take all necessary steps to implement the Scheme as soon as is reasonably practicable and, without limiting the foregoing, use reasonable endeavours to ensure that each step in the Timetable is met by the relevant date set out beside that step (and must consult with Brookfield on a regular basis about its progress in that regard, but, to avoid doubt, no party is entitled to require the other party to perform steps in the Timetable at an earlier time than set out in the Timetable), including doing any acts it is authorised and able to do on behalf of Asciano Shareholders, and including each of the following:

(a)	preparation of Scheme Booklet: prepare and despatch the Scheme Booklet in accordance with all applicable laws (including the Corporations Act and the Corporations Regulations), RG 60 and the Listing Rules;

(b)	directors’ recommendation: include in the Scheme Booklet a statement by the Asciano Board:

(1)	unanimously recommending that Asciano Shareholders (other than Excluded Shareholders) vote in favour of the Scheme in the absence of a Superior Proposal; and

(2)	that each Asciano Board Member will (in the absence of a Superior Proposal) vote, or procure the voting of, any Director Asciano Shares at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting, unless there has been a change of recommendation permitted by clause 5.5;

(c)	paragraph 411(17)(b) statement: apply to ASIC for the production of:

(1)	an indication of intent letter stating that it does not intend to appear before the Court on the First Court Date; and

(2)	a statement under paragraph 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(d)	Court direction: apply to the Court for orders pursuant to subsection 411(1) of the Corporations Act directing Asciano to convene the Scheme Meeting;

(e)	Scheme Meeting: convene the Scheme Meeting to seek Asciano Shareholders’ agreement to the Scheme in accordance with the orders made by the Court pursuant to subsection 411(1) of the Corporations Act;

(f)	Court documents: consult with Brookfield in relation to the content of the documents required for the purpose of each of the Court hearings held for the purpose of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act

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in relation to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, reasonable comments from Brookfield and its Related Persons on those documents provided such comments are provided in a timely manner;

(g)	Court approval: (subject to all Conditions Precedent in clause 3.1, other than the Condition Precedent in clause 3.1(d), being satisfied or waived in accordance with this deed) apply to the Court for orders approving the Scheme as agreed to by the Asciano Shareholders (other than Excluded Shareholders) at the Scheme Meeting;

(h)	Certificate: at the hearing on the Second Court Date provide to the Court a certificate confirming whether or not the Conditions Precedent in clause 3.1 (other than the Condition Precedent in clause 3.1(d)) have been satisfied or waived in accordance with this deed. A draft of such certificate shall be provided by Asciano to Brookfield by 4.00 pm on the date that is 3 Business Days prior to the Second Court Date;

(i)	lodge copy of Court order: lodge with ASIC an office copy of the Court order in accordance with subsection 411(10) of the Corporations Act approving the Scheme by no later than the Business Day after the date on which the Court order was made (or such later date as agreed in writing by Brookfield);

(j)	Scheme Consideration: if the Scheme becomes Effective, finalise and close the Asciano Share Register as at the Scheme Record Date, and determine entitlements to the Scheme Consideration, in accordance with the Scheme and the Deed Poll;

(k)	transfer and registration: if the Scheme becomes Effective and subject to Brookfield having issued the Scheme Consideration in accordance with the Scheme and Deed Poll:

(1)	execute, on behalf of Scheme Shareholders, instruments of transfer of Asciano Shares held by Scheme Shareholders to Brookfield Sub; and

(2)	register all transfers of Asciano Shares held by Scheme Shareholders to Brookfield Sub on the Implementation Date;

(l)	consultation with Brookfield in relation to Scheme Booklet: consult with Brookfield as to the content and presentation of the Scheme Booklet including:

(1)	providing to Brookfield drafts of the Scheme Booklet and the Independent Expert’s Report for the purpose of enabling Brookfield to review and comment on those draft documents. In relation to the Independent Expert’s Report, Brookfield’s review is to be limited to a factual accuracy review;

(2)	taking all reasonable comments made by Brookfield into account in good faith when producing a revised draft of the Scheme Booklet provided such comments are provided in a timely manner;

(3)	providing to Brookfield a revised draft of the Scheme Booklet within a reasonable time before the Regulator’s Draft is finalised and to enable Brookfield to review the Regulator’s Draft before the date of its submission;

(4)	obtaining written consent from Brookfield for the form and content in which the Brookfield Information appears in the Scheme Booklet; and

(5)	confirming in writing to Brookfield that the Asciano Information in the Scheme Booklet does not contain any material statement that is false

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or misleading in a material respect including because of any material omission from that statement;

(m)	information: provide all necessary information, and procure that the Asciano Registry provides all necessary information, in each case in a form reasonably requested by Brookfield, about the Scheme, the Scheme Shareholders and Asciano Shareholders to Brookfield and its Related Persons, which Brookfield reasonably requires in order to:

(1)	canvass agreement to the Scheme by Asciano Shareholders (including, where appropriate, the results of directions by Asciano to Asciano shareholders under Part 6C.2 of the Corporations Act); or

(2)	facilitate the provision by, or on behalf of, Brookfield Sub of the Scheme Consideration.

Asciano must comply with any reasonable request of Brookfield for Asciano to give directions to Asciano shareholders under Part 6C.2 of the Corporations Act from time to time for one of the purposes referred to in (1) or (2) above;

(n)	ASIC and ASX review: keep Brookfield informed of any material matters raised by ASIC or ASX in relation to the Scheme Booklet or the Transaction, and use reasonable endeavours to take into consideration in resolving such matters any issues raised by Brookfield;

(o)	representation: procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act;

(p)	Independent Expert and Investigating Accountant: promptly appoint the Independent Expert, and promptly appoint and brief jointly with Brookfield any Investigating Accountant to be appointed in connection with the preparation of the Scheme Booklet or the Independent Expert’s Report, and provide all assistance and information reasonably requested by them in connection with the preparation of the Independent Expert’s Report or the investigating accountant’s report (as applicable) for inclusion in the Scheme Booklet (including any updates to such report) and any other materials to be prepared by them for inclusion in the Scheme Booklet (including any updates thereto);

(q)	compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws and regulations;

(r)	listing: subject to clause 5.1(u), not do anything to cause Asciano Shares to cease being quoted on ASX or to become permanently suspended from quotation prior to implementation of the Transaction unless Brookfield has agreed in writing;

(s)	update Scheme Booklet: until the date of the Scheme Meeting, promptly update or supplement the Scheme Booklet with, or, if the parties agree (provided that Asciano will not be limited from making any disclosure necessary, in its sole discretion, to comply with its continuous disclosure obligations), otherwise inform the market by way of announcement of, any information that arises after the Scheme Booklet has been despatched that is necessary to ensure that the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement and seek the Court’s approval for the despatch of any updated or supplementary Scheme Booklet. Asciano must consult with Brookfield as to the content and presentation of any updated or supplementary Scheme Booklet in the manner contemplated by clause 5.1(l);

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(t)	merged co-information: promptly provide to Brookfield any information regarding the Asciano Group that Brookfield reasonably requires in order to prepare the information regarding the merged Asciano–Brookfield entity following implementation of the Scheme for inclusion in the Scheme Booklet;

(u)	suspension of trading: apply to ASX to suspend trading in Asciano Shares with effect from the close of trading on the Effective Date;

(v)	assistance: up to (and including) the Implementation Date and subject to obligations of confidentiality owed to third parties and undertakings to Government Agencies, provide Brookfield with information that Brookfield reasonably requests for the purpose of preparation of the Brookfield Information and implementation of the Transaction; and

(w)	income tax return amendments: apply to the Australian Taxation Office prior to 27 October 2015 to amend the income tax returns of the Asciano Limited tax consolidated group for the years ended 30 June 2009, 30 June 2010 and 30 June 2011 (as relevant) in respect of the capital change out component deductions for locomotives and wagons, for the years ended 30 June 2008, 30 June 2009, 30 June 2010 and 30 June 2011 in respect of the capital (rotable) spares depreciation claims and for the year ended 30 June 2008 in respect of the section 974-80 deduction adjustments.

5.2	Brookfield’s obligations

Brookfield must take all necessary steps to implement the Scheme as soon as is reasonably practicable and without limiting the foregoing use reasonable endeavours to ensure that each step in the Timetable is met by the date set out beside that step (and consult with Asciano on a regular basis about its progress in that regard, but, to avoid doubt, no party is entitled to require the other party to perform steps in the Timetable at an earlier time than set out in the Timetable), including doing each of the following:

(a)	Brookfield Information: prepare and provide to Asciano the Brookfield Information for inclusion in the Scheme Booklet required by all applicable laws (including the Corporations Act and the Corporations Regulations), RG 60 and the Listing Rules, and consent to the inclusion of that information in the Scheme Booklet;

(b)	review of Scheme Booklet: review the drafts of the Scheme Booklet prepared by Asciano and provide comments on those drafts in good faith and in a timely manner;

(c)	Independent Expert’s Report: subject to the Independent Expert entering into arrangements with Brookfield including in relation to confidentiality in a form reasonably acceptable to Brookfield, provide any assistance or information reasonably requested by Asciano or by the Independent Expert in connection with the preparation of the Independent Expert’s Report to be sent together with the Scheme Booklet;

(d)	Investigating Accountant: appoint and brief, jointly with Asciano any Investigating Accountant appointed in relation to the Transaction;

(e)	representation: procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act;

(f)	Deed Poll: by no later than the Business Day prior to the First Court Date, execute and deliver to Asciano the Deed Poll and procure that Brookfield Sub will execute and deliver to Asciano the Deed Poll;

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(g)	accuracy of Brookfield Information: confirm in writing to Asciano that the Brookfield Information in the Scheme Booklet (other than any information regarding the Asciano Group contained in, or used in the preparation of, the information regarding the merged Asciano–Brookfield entity following implementation of the Scheme) does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(h)	consultation with Asciano in relation to Brookfield Information: consult with Asciano as to the content and presentation of the Brookfield Information including:

(1)	providing drafts of the Brookfield Information for the purpose of enabling Asciano to review and comment on that draft information;

(2)	taking all reasonable comments made by Asciano into account in good faith when producing a revised draft of the Brookfield Information provided that such comments are provided in a timely manner;

(3)	providing to Asciano a final draft of the Brookfield Information within a reasonable time before the Regulator’s Draft is to be finalised and to enable Asciano to review the Brookfield Information section of the Regulator’s Draft before the date of its submission;

(i)	information: promptly provide to Asciano any information regarding the BIP Group that Asciano reasonably requires in order to prepare the Scheme Booklet;

(j)	Certificate: provide Asciano with such information and confirmations as it reasonably requires to enable it to certify that the Conditions Precedent have been satisfied or waived in accordance with its obligation in clause 5.1(h);

(k)	share transfer: if the Scheme becomes Effective:

(1)	procure that Brookfield Sub accepts a transfer of the Scheme Shares as contemplated by clause 4.3(c)(1); and

(2)	execute, or procure that Brookfield Sub executes, instruments of transfer in respect of the Scheme Shares;

(l)	Scheme Consideration: if the Scheme becomes Effective, procure the provision of, by or on behalf of, Brookfield Sub, the Scheme Consideration in the manner and amount contemplated by the terms of the Scheme and the Deed Poll;

(m)	listing: use all reasonable endeavours to procure that:

(1)	the issue of the New BIP Interests to be issued pursuant to the Scheme has been approved by the Toronto Stock Exchange and the New York Stock Exchange, and those New BIP Interests have received listing approval from each of the Toronto Stock Exchange and the New York Stock Exchange subject to customary conditions; and

(2)	Brookfield is approved for admission to the official list of ASX (as a foreign exempt listing) and that the New BIP Interests to be issued pursuant to the Scheme:

(A)	are approved for official quotation by ASX, subject to any conditions which ASX may reasonably require and which are acceptable to Brookfield, acting reasonably; and

(B)	are eligible for inclusion in S&P / ASX indices subject to satisfying relevant liquidity and size tests.

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(n)	update Brookfield Information: until the date of the Scheme Meeting, provide to Asciano any information that arises after the Scheme Booklet has been despatched that is necessary to ensure that the Brookfield Information contained in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(o)	assistance: up to (and including) the Implementation Date and subject to obligations of confidentiality owed to third parties and undertakings to Government Agencies, provide Asciano with information that Asciano reasonably requests for the purpose of preparation of the Scheme Booklet and implementation of the Transaction; and

(p)	compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws and regulations.

5.3	Conduct of business

(a)	Subject to clauses 5.3(c) and 5.3(d), from the date of this deed up to and including the Implementation Date, and without limiting any other obligations under this deed, each party must:

(1)	conduct its businesses and operations, and, in Asciano’s case must cause each other Asciano Group Member to conduct its respective business and operations, in the ordinary and usual course consistent with the manner in which each such business and operations have been conducted in the 12 month period prior to the date of this deed;

(2)	keep each other informed of the conduct of their business;

(3)	provide regular reports on the financial affairs of the Asciano Group (in the case of Asciano) and the BIP Group (in the case of Brookfield) in a timely manner to the other party;

(4)	make all reasonable efforts, and procure that each other Asciano Group Member (in the case of Asciano) makes all reasonable efforts, to:

(A)	preserve and maintain the value of their respective businesses and assets;

(B)	keep available the services of their directors, officers and employees; and

(C)	maintain and preserve their relationships with Government Agencies, customers, suppliers and others having business dealings with any Asciano Group Member (in the case of Asciano) (including, in the case of Asciano, using reasonable endeavours to obtain consents from third parties to any change of control provisions in contracts and in any other contracts or arrangements to which a member of the Asciano Group is a party which Brookfield reasonably requests).

(b)	From the date of this deed up to and including the Implementation Date:

(1)	Asciano must ensure that no Asciano Prescribed Occurrence and no Asciano Regulated Event occurs; and

(2)	Brookfield must ensure that no Brookfield Prescribed Occurrence occurs.

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(c)	Nothing in clause 5.3(a) restricts the ability of Asciano or Brookfield to take any action:

(1)	which is required by this deed or the Scheme;

(2)	which has been agreed to in writing by the other party; or

(3)	which is Fairly Disclosed in the Disclosure Materials of that party as being an action that Asciano or Brookfield (as applicable) will carry out between (and including) the date of this deed and the Implementation Date.

(d)	For the avoidance of doubt, nothing in clause 5.3(a) restricts the ability of Asciano to:

(1)	respond to a Competing Proposal to the extent permitted in accordance with clause 11; or

(2)	pay the Asciano Permitted Special Dividend once.

(e)	From the date of this deed until the Second Court Date, unless the other party agrees otherwise in writing, Asciano and Brookfield (as applicable) will promptly notify the other of anything of which it becomes aware that:

(1)	makes any material information publicly filed by it, (either on its own account or in respect of (in the case of Asciano) any other Asciano Group Member or (in the case of Brookfield) any other BIP Group Member) to be, or reasonably likely to be, incomplete, incorrect, untrue or misleading in any material respect;

(2)	makes any of the Asciano Representations and Warranties or any of the Brookfield Representations and Warranties (as applicable) false, inaccurate, misleading or deceptive in any material respect; or

(3)	may, or may with time, constitute (with respect to Asciano) an Asciano Material Adverse Change, Asciano Regulated Event or Asciano Prescribed Occurrence or (with respect to Brookfield) a Brookfield Material Adverse Change or Brookfield Prescribed Occurrence (as applicable).

5.4	Appointment of directors

Asciano must, as soon as practicable:

(a)	on the Implementation Date after the Scheme Consideration has been despatched to Scheme Shareholders:

(1)	take all actions necessary to cause the appointment of the nominees of Brookfield to the Asciano Board; and

(2)	ensure that all directors on the Asciano Board, other than the Brookfield nominees, resign and unconditionally and irrevocably release Asciano from any claims they may have against Asciano (without limitation to any accrued rights they may have under any deed of access and indemnity or policy of directors and officers insurance); and

(b)	on the Implementation Date, after the Scheme Consideration has been despatched to Scheme Shareholders, take all actions to ensure that all directors on the boards of Asciano’s Subsidiaries resign and unconditionally and irrevocably release Asciano and such Asciano Subsidiaries from any claims they may have against any of them, and to cause the appointment of nominees of Brookfield to those boards (without limitation to any accrued rights they may

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    have under any deed of access and indemnity or policy of directors and officers insurance).

5.5	Asciano Board recommendation

(a)	Asciano must use its best endeavours to procure that, subject to clause 5.5(b), the Asciano Board Members unanimously recommend that Asciano Shareholders (other than Excluded Shareholders) vote in favour of the Scheme at the Scheme Meeting in the absence of a Superior Proposal and subject to the Independent Expert concluding in the Independent Expert’s Report that the Scheme is in the best interest of Scheme Shareholders, and that the Scheme Booklet and any other public statements made by Asciano in relation to the Scheme include a statement by the Asciano Board to that effect.

(b)	Asciano must use its best endeavours to procure that the Asciano Board collectively, and the Asciano Board Members individually, do not change, withdraw or modify its, his or her recommendation to vote in favour of the Scheme unless:

(1)	the Independent Expert provides a report to Asciano (including either the Independent Expert’s Report or any update, addendum or variation to it) that concludes that the Scheme is not in the best interest of Scheme Shareholders; or

(2)	Asciano has received, other than as a result of a breach of clause 11, a Superior Proposal,

and Asciano has complied with its obligations under clause 12.

For the purposes of this clause, customary qualifications and explanations contained in the Scheme Booklet in relation to a recommendation to vote in favour of the Scheme to the effect that the recommendation is made in the absence of a superior proposal from a third party will not be regarded as a failure to make or withdraw the making of a recommendation in favour of the Scheme.

(c)	Without limiting the operation of clause 12 or the preceding provisions of this clause 5, if circumstances arise (including the receipt or expected receipt of an unfavourable report from the Independent Expert) which may lead to any one or more Asciano Board Members changing, withdrawing or modifying his or her recommendation to vote in favour of the Scheme (other than such circumstances as provided for in clause 11.3 or 11.4 which shall be regulated by those clauses), Asciano must:

(1)	promptly notify Brookfield of this fact; and

(2)	consult with Brookfield in good faith to determine whether there are any steps that can be taken to avoid such a change, withdrawal or modification (as applicable).

5.6	Conduct of Court proceedings

(a)	Asciano and Brookfield are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	This deed does not give Asciano or Brookfield any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent.

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(c)	Asciano and Brookfield must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this deed.

5.7	Responsibility statements

(a)	The Scheme Booklet will contain a responsibility statement to the effect that:

(1)	Brookfield is responsible for the Brookfield Information (other than any information provided by Asciano to Brookfield and used by Brookfield for the purposes of preparation of the Scheme Booklet or obtained from Asciano’s public filings on ASX or ASIC contained in, or used in the preparation of, the information regarding the merged Asciano– Brookfield entity following implementation of the Scheme) contained in the Scheme Booklet; and

(2)	Asciano is responsible for the Asciano Information contained in the Scheme Booklet and is also responsible for the information contained in the Scheme Booklet provided by Asciano to Brookfield or obtained from Asciano’s public filings on ASX or ASIC contained in, or used in the preparation of, the information regarding the merged Asciano– Brookfield entity following implementation of the Scheme.

(b)	If after a reasonable period of consultation, Asciano and Brookfield are unable to agree on the form or content of the Scheme Booklet:

(1)	where the determination relates to Brookfield Information, Brookfield will make the final determination as to the form and content of the Brookfield Information; and

(2)	in any other case, Asciano will make the final determination as to the form and content of the Scheme Booklet.

6	Access to information

(a)	Between (and including) the date of this deed and the Implementation Date, Asciano must, and must cause each other Asciano Group Member to, afford to Brookfield and its Related Persons (including any Investigating Accountant) reasonable access to information, including financial, tax and other information, (subject to any existing confidentiality obligations owed to third parties, appropriate consents in relation to which Asciano must use all reasonable endeavours to obtain) of any member of the Asciano Group, or such senior executives of Asciano as reasonably requested by Brookfield at mutually convenient times, and afford Brookfield reasonable co-operation (including, in the case of clause 6(a)(3), access to the Asciano Group’s auditors and accountants) for the purpose of:

(1)	implementation of the Scheme or preparation of the Brookfield Information;

(2)	Brookfield obtaining an understanding of the operations of the Asciano Group’s business, financial position, prospects and affairs in order to allow and facilitate the development and the implementation of the plans of Brookfield for those businesses following implementation of the Scheme;

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(3)	preparation of the financial statements (including for the merged Asciano–Brookfield entity following implementation of the Scheme) for inclusion in the Scheme Booklet or any Investigating Accountant’s report (and any updates);

(4)	compliance with legally binding reporting obligations to holders of their shares, interests or other securities, or to financiers or other investors, or satisfy their compliance obligations under any applicable legal, governmental, taxation or regulatory rules, or otherwise imposed by an Government Agency, or as reasonably required in connection with:

(A)	any financing transaction or arrangement; or

(B)	arranging or syndicating any acquisition, debt or equity financing, and all timely cooperation in connection with the arrangement; and

(5)	any other purpose agreed between the parties,

and Brookfield may disclose such information to third parties in accordance with the terms of the Confidentiality Agreement (and any bona fide syndicate financiers will be deemed to have been consented to by Asciano for inclusion as “Associates” as that term is defined in the Confidentiality Agreement) provided that:

(6)	Brookfield will focus on material issues, having regard to management commitments and the impact of information requests on Asciano’s business;

(7)	providing access or information pursuant to this clause does not result in unreasonable disruptions to Asciano’s business, require Asciano to make further disclosure to any other entity or Government Agency or require the disclosure of any document that would compromise Asciano’s legal professional privilege;

(8)	nothing in this clause will require Asciano to provide information concerning Asciano’s directors and management’s consideration of the Scheme or any Competing Proposal (but this proviso does not limit Asciano’s obligations under clause 11); and

(9)	Asciano may provide to Brookfield its records at a place other than Asciano’s business premises.

(b)	Between (and including) the date of this deed and the Implementation Date, Brookfield must, and must cause each other Brookfield Group Member to, afford to Asciano and its Related Persons (including any Independent Expert) reasonable access to information (subject to any existing confidentiality obligations owed to third parties, appropriate consents in relation to which Brookfield must use all reasonable endeavours to obtain) of any member of the BIP Group, or such senior executives of Brookfield as reasonably requested by Asciano at mutually convenient times and afford Asciano reasonable co-operation for the purpose of:

(1)	implementation of the Scheme or preparation of the Scheme Booklet, or any part thereof;

(2)	to satisfy their compliance obligations under any applicable legal, governmental, taxation or regulatory rules, or otherwise imposed by an Government Agency; and

(3)	any other purpose agreed between the parties.

provided that:

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(4)	Asciano will focus on material issues, having regard to management commitments and the impact of information requests on Brookfield’s or the BIP Group’s business;

(5)	providing access or information pursuant to this clause does not result in unreasonable disruptions to Brookfield’s or the BIP Group’s business, require Brookfield or the BIP Group to make further disclosure to any other entity or Government Agency or require the disclosure of any document that would compromise Brookfield’s or the BIP Group’s legal professional privilege;

(6)	nothing in this clause will require Brookfield or the BIP Group to provide information concerning the formulation or consideration of the Scheme or any variation to it; and

(7)	Brookfield or the BIP Group may provide to Asciano its records at a place other than Brookfield’s or the BIP Group’s business premises.

(c)	Without limiting clause 6(a), Asciano agrees to provide timely cooperation in connection with the arrangement or syndication of any acquisition, debt or equity financings by any member of the BIP Group as may be reasonably requested by Brookfield at any time and from time to time, including:

(1)	participating in meetings (including meetings with ratings agencies), drafting sessions and due diligence sessions;

(2)	furnishing, in accordance with clause 6(a), Brookfield and its financing sources within a reasonable timeframe (including providing any consent required under the Confidentiality Agreement to such disclosure) with financial and other pertinent information regarding Asciano, the Asciano Group or any other entity in which any Asciano Group Member has an investment as may be reasonably requested by Brookfield; assisting Brookfield and its financing sources in the preparation of any offering document to be used in obtaining or syndicating any acquisition, debt or equity financing, and any materials required in connection with ratings agency presentations;

(3)	cooperating with any marketing efforts undertaken by Brookfield and its financing sources related to acquisition, debt or equity financings (including by making available such senior executives of Asciano as reasonably requested by Brookfield at mutually convenient times for conference calls, management presentation sessions, roadshows, sales force presentations and similar meetings or presentations);

(4)	assisting Brookfield and its Affiliates to satisfy any conditions and obligations of any financing to the extent same is within its control; and

(5)	providing any information required to complete a reconciliation of financial statements to applicable accounting standards,

provided, in each case, that:

(6)	where Asciano has acted in good faith, neither Asciano nor any Asciano Group Member shall be required to incur any liability in connection with any acquisition, debt or equity financing prior to implementation of the Scheme that is not reimbursable by Brookfield;

(7)	Brookfield must indemnify and hold harmless Asciano Group Members and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any acquisition, debt or

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equity financing and any information utilised in connection therewith, in each case other than to the extent any of the foregoing arises from the bad faith or wilful misconduct of, or breach of this deed by, Asciano or an Asciano Group Member or their respective Related Persons;

(8)	nothing in this clause 6(c), shall require cooperation to the extent that it would:

(A)	cause any condition precedent in clause 3.1 to not be satisfied or otherwise cause a breach of this deed; or

(B)	require an Asciano Group Member to take any action that would reasonably be expected to conflict with or violate the Asciano Group Member constituent documents or any law; or

(C)	require the approval of shareholders of Asciano under section 260B of the Corporations Act or equivalent or analogous restriction in any jurisdiction; and

(9)	none of the Asciano Group Members shall be required to execute prior to Implementation any agreements, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the debt financing.

7	Representations and warranties

7.1	Brookfield’s representations and warranties

Brookfield represents and warrants to Asciano (in its own right and separately as trustee or nominee for each of the other Asciano Indemnified Parties) each of the Brookfield Representations and Warranties.

7.2	Brookfield’s indemnity

Brookfield agrees with Asciano (in its own right and separately as trustee or nominee for each of the other Asciano Indemnified Parties) to indemnify Asciano and each of the Asciano Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising that Asciano or any of the other Asciano Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Brookfield Representations and Warranties.

7.3	Asciano’s representations and warranties

Asciano represents and warrants to Brookfield (in its own right and separately as trustee or nominee for each of the other Brookfield Indemnified Parties) each of the Asciano Representations and Warranties.

7.4	Asciano’s indemnity

Asciano agrees with Brookfield (in its own right and separately as trustee or nominee for each Brookfield Indemnified Party) to indemnify Brookfield and each of the Brookfield Indemnified Parties from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising that Brookfield or any of the other

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Brookfield Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Asciano Representations and Warranties.

7.5	Survival of representations and warranties

Each representation and warranty made or given in clauses 7.1 and 7.3:

(a)	is severable;

(b)	survives the termination of this deed; and

(c)	is given with the intention that liability under it is not confined to breaches that are discovered before the date of termination of this deed.

7.6	Survival of indemnities

Each indemnity in this deed (including those in clauses 7.2 and 7.4):

(a)	is severable;

(b)	is a continuing obligation;

(c)	constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this deed; and

(d)	survives the termination of this deed.

7.7	Timing of representations and warranties

Each representation and warranty made or given under clauses 7.1 or 7.3 is given at the date of this deed and repeated continuously thereafter until 8.00am on the Second Court Date unless that representation or warranty is expressed to be given at a particular time, in which case it is given at that time.

8	Releases

8.1	Asciano and Asciano directors and officers

(a)	Brookfield releases its rights, and agrees with Asciano that it will not make a claim, against any Asciano Indemnified Party (other than Asciano and its Related Bodies Corporate) as at the date of this deed and from time to time in connection with:

(1)	any breach of any representations and warranties of Asciano or any other member of the Asciano Group in this deed; or

(2)	any disclosures containing any statement which is false or misleading whether in content or by omission,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Asciano Indemnified Party has not acted in good faith or has engaged in wilful misconduct or fraud. For the avoidance of doubt, nothing in this clause 8.1(a) limits Brookfield’s rights to terminate this deed under clause 13.2(a).

(b)	This clause 8.1 is subject to any Corporations Act restriction and will be read down accordingly.

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(c)	Asciano receives and holds the benefit of this clause 8.1 to the extent it relates to each Asciano Indemnified Party as trustee for each of them.

8.2	Brookfield and Brookfield directors and officers

(a)	Asciano releases its rights, and agrees with Brookfield that it will not make a claim, against any Brookfield Indemnified Party (other than Brookfield and its Related Bodies Corporate) as at the date of this deed and from time to time in connection with:

(1)	any breach of any representations and warranties of Brookfield or any other member of the Brookfield Group in this deed; or

(2)	any disclosure containing any statement which is false or misleading whether in content or by omission,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Brookfield Indemnified Party has not acted in good faith or has engaged in wilful misconduct or fraud. For the avoidance of doubt, nothing in this clause 8.2(a) limits Asciano’s rights to terminate this deed under clause 13.2(b).

(b)	This clause 8.2 is subject to any Corporations Act restriction and will be read down accordingly.

(c)	Brookfield receives and holds the benefit of this clause 8.2 to the extent it relates to each Brookfield Indemnified Party as trustee for each of them.

8.3	Deeds of indemnity and insurance

(a)	Subject to the Scheme becoming Effective and the Transaction completing, Brookfield undertakes in favour of Asciano and each other Asciano Indemnified Party that it will:

(1)	subject to clause 8.3(d) and to the extent permitted by law, for a period of 7 years from the Implementation Date, ensure that the constitutions of Asciano and each other Asciano Group Member continue to contain such rules as are contained in those constitutions at the date of this deed that provide for each company to indemnify each of its directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company (and Asciano undertakes not to vary those constitutional arrangements after the date of this deed); and

(2)	procure that Asciano and each other Asciano Group Member complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time (and Asciano undertakes not to vary those arrangements after the date of this deed, except that it may enter into such deeds with newly appointed directors and officers on terms materially consistent with existing deeds) and, without limiting the foregoing, ensure that directors’ and officers’ run-off insurance cover for such directors and officers is maintained, subject to clause 8.3(d), for a period of 7 years (or longer if Brookfield agrees, acting reasonably) from the retirement date of each director and officer.

(b)	The undertakings contained in clause 8.3(a) are subject to any Corporations Act restriction and will be read down accordingly.

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(c)	Asciano receives and holds the benefit of clause 8.3(a), to the extent it relates to the other Asciano Indemnified Parties, as trustee for them.

(d)	The undertakings contained in clause 8.3(a) are given until the earlier of the end of the relevant period specified in clause 8.3(a) or the relevant Asciano Group Member ceasing to be part of the BIP Group.

(e)	Brookfield acknowledges that, notwithstanding any other provision of this deed, Asciano may, prior to the Implementation Date, enter into a run-off insurance policy in respect of any Asciano Indemnified Party for a 7 year period (or longer if Brookfield agrees, acting reasonably), and that any actions to facilitate that insurance or in connection therewith will not be an Asciano Prescribed Occurrence, Asciano Regulated Event or breach any provision of this deed, provided that Asciano has not acted unreasonably and has consulted with Brookfield (which must act reasonably and not so as to cause delay) in entering into any such policy.

9	Public announcement

9.1	Announcement of the Transaction

(a)	Immediately after the execution of this deed, Asciano and Brookfield must, after consultation with the other party, each issue a public announcement in a form agreed to in writing between them.

(b)	Asciano agrees that its public announcement will include a unanimous recommendation by the Asciano Board to Asciano Shareholders that, in the absence of a Superior Proposal and subject to any unfavourable conclusion in the Independent’s Expert’s Report, Asciano Shareholders vote in favour of the Scheme.

9.2	Public announcements

Subject to clause 9.3, no public announcement or public disclosure of the Transaction or any other transaction the subject of this deed or the Scheme may be made other than in a form approved by each party in writing (acting reasonably), but each party must use all reasonable endeavours to provide such approval as soon as practicable.

9.3	Required disclosure

Where a party is required by applicable law or any applicable listing rules to make any announcement or to make any disclosure in connection with the Transaction or any other transaction the subject of this deed or the Scheme, it must use all reasonable endeavours, to the extent practicable and lawful, to consult with the other party prior to making the relevant disclosure.

10	Confidentiality

Asciano and Brookfield acknowledge and agree that they continue to be bound by the Confidentiality Agreement after the date of this deed. The rights and obligations of the parties under the Confidentiality Agreement survive termination of this deed.

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11	Exclusivity

11.1	No shop and no talk

During the Exclusivity Period, Asciano must not, and must ensure that each of its Related Persons does not, directly or indirectly, without the prior written consent of Brookfield:

(a)	(no shop) solicit, invite, encourage or initiate (including by the provision of non-public information to any Third Party) any inquiry, expression of interest, offer, proposal or discussion by any person in relation to, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal or communicate to any person an intention to do anything referred to in this clause 11.1(a); or

(b)	(no talk) subject to clause 11.2:

(1)	participate in or continue any negotiations or discussions with respect to any inquiry, expression of interest, offer, proposal or discussion by any person to make, or which would reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal or participate in or continue any negotiations or discussions with respect to any actual, proposed or potential Competing Proposal;

(2)	negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding an actual, proposed or potential Competing Proposal;

(3)	disclose or otherwise provide any non-public information about the business or affairs of the Asciano Group to a Third Party (other than a Government Agency that has a right to obtain that information and has sought it) with a view to obtaining, or which would reasonably be expected to encourage or lead to receipt of, an actual, proposed or potential Competing Proposal (including, without limitation, providing such information for the purposes of the conduct of due diligence investigations in respect of the Asciano Group); or

(4)	communicate to any person an intention to do anything referred to in the preceding paragraphs of this clause 11.1(b),

but nothing in this clause 11.1 prevents Asciano from making normal presentations to brokers, portfolio investors and analysts in the ordinary course of business or promoting the merits of the Transaction.

11.2	Fiduciary exception

Clause 11.1(b) does not prohibit any action or inaction by Asciano or any of its Related Persons in relation to an actual, proposed or potential Competing Proposal if compliance with that clause would, in the opinion of the Asciano Board, formed in good faith after receiving written advice from its external legal advisers, constitute, or would be likely to constitute, a breach of any of the fiduciary or statutory duties of the directors of Asciano, provided that any actual, proposed or potential Competing Proposal in question was not directly or indirectly brought about by, or facilitated by, a breach of clause 11.1(a).

11.3	Notification of approaches

(a)	During the Exclusivity Period, Asciano must as soon as possible notify Brookfield in writing if it, or any of its Related Persons, becomes aware of any:

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(1)	negotiations or discussions, approach or attempt to initiate any negotiations or discussions, or intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any inquiry, expression of interest, offer, proposal or discussion in relation to an actual, proposed or potential Competing Proposal;

(2)	proposal made to Asciano or any of its Related Persons, in connection with, or in respect of any exploration or completion of, an actual, proposed or potential Competing Proposal; or

(3)	provision by Asciano or any of its Related Persons of any non-public information concerning the business or operations of Asciano or the Asciano Group to any to a Third Party in connection with an actual, proposed or potential Competing Proposal, whether direct or indirect, solicited or unsolicited, and in writing or otherwise. For the avoidance of doubt, any of the acts described in paragraphs (1) to (3) may only be taken by Asciano if not proscribed by clause 11.1 or if permitted by clause 11.2.

(b)	A notification given under clause 11.3(a) must include the identity of the relevant person making or proposing the relevant actual, proposed or potential Competing Proposal, together with all material terms and conditions of the actual, proposed or potential Competing Proposal.

11.4	Matching right

(a)	Without limiting clause 11.1, during the Exclusivity Period, Asciano:

(1)	must not enter into any legally binding agreement, arrangement or understanding (whether or not in writing) pursuant to which a Third Party, Asciano or both proposes or propose to undertake or give effect to an actual, proposed or potential Competing Proposal; and

(2)	must use its best endeavours to procure that none of its directors change their recommendation in favour of the Transaction to publicly recommend an actual, proposed or potential Competing Proposal (or recommend against the Transaction), unless:

(3)	the Asciano Board acting in good faith and in order to satisfy what the Asciano Board Members consider to be their statutory or fiduciary duties (having received written advice from its external legal advisers) determines that the Competing Proposal would be or would be likely to be an actual, proposed or potential Superior Proposal;

(4)	Asciano has provided Brookfield with the material terms and conditions of the actual, proposed or potential Competing Proposal, including price and the identity of the Third Party making the actual, proposed or potential Competing Proposal;

(5)	Asciano has given Brookfield at least 5 Business Days after the date of the provision of the information referred to in clause 11.4(a)(4) to provide a matching or superior proposal to the terms of the actual, proposed or potential Competing Proposal; and

(6)	Brookfield has not announced a matching or superior proposal to the terms of the actual, proposed or potential Competing Proposal by the expiry of the 5 Business Day period in clause 11.4(a)(5).

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(b)	If Brookfield proposes to Asciano, or announces, amendments to the Scheme or a new proposal that constitute a matching or superior proposal to the terms of the actual, proposed or potential Competing Proposal (Bidder Counterproposal) by the expiry of the 5 Business Day period in clause 11.4(a)(5), Asciano must procure that the Asciano Board considers the Bidder Counterproposal and if the Asciano Board, acting reasonably and in good faith, determines that the Bidder Counterproposal would provide an equivalent or superior outcome for Asciano Shareholders as a whole (other than Excluded Shareholders) compared with the Competing Proposal, taking into account all of the terms and conditions of the Bidder Counterproposal, then Asciano and Brookfield must use their best endeavours to agree the amendments to this deed and, if applicable, the Scheme and Deed Poll that are reasonably necessary to reflect the Bidder Counterproposal and to implement the Bidder Counterproposal, in each case as soon as reasonably practicable, and Asciano must use its best endeavours to procure that each of the directors of Asciano continues to recommend the Transaction (as modified by the Bidder Counterproposal) to Asciano Shareholders.

11.5	Cease discussions

(a)	Asciano must cease any discussions or negotiations existing as at the date of this deed relating to:

(1)	any actual, proposed or potential Competing Proposal; or

(2)	any transaction that would, or would reasonably be expected to, reduce the likelihood of success of the Transaction.

(b)	As soon as practicable, and in any event within 5 Business Days, following execution of this deed, to the extent it has not already done so, Asciano must request in writing (and diligently enforce) the immediate return or destruction of all Asciano’s confidential information that has been provided to any Third Party since 30 June 2014 under a confidentiality agreement in relation to an actual, proposed or potential Competing Proposal and terminate those persons’ access to the Asciano’s confidential information on an ongoing basis.

11.6	Provision of information

During the Exclusivity Period, Asciano must as soon as possible provide Brookfield with:

(a)	in the case of written materials, a copy of; and

(b)	in any other case, a written statement of,

any non-public information about the business or affairs of Asciano or the Asciano Group disclosed or otherwise provided to any Third Party in connection with an actual, proposed or potential Competing Proposal that has not previously been provided to Brookfield. For the avoidance of doubt, any such provision of information to a Third Party may only be undertaken if permitted by clause 11.2.

11.7	Legal advice

Asciano represents and warrants to Brookfield that:

(a)	prior to entering into this deed, it has received legal advice on this deed and the operation of this clause 11; and

(b)	it and the Asciano Board consider this clause 11 to be fair and reasonable and that it is appropriate to agree to the terms in this clause 11 in order to secure

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the significant benefits to it, and the Asciano Shareholders resulting from the transactions contemplated hereby.

12	Reimbursement Fee

12.1	Background to Reimbursement Fee

(a)	Brookfield and Asciano acknowledge that, if they enter into this deed and the Scheme is subsequently not implemented, Brookfield will incur significant costs, including those set out in clause 12.4.

(b)	In these circumstances, Brookfield has requested that provision be made for the payments outlined in clause 12.2, without which Brookfield would not have entered into this deed or otherwise agreed to implement the Scheme.

(c)	The Asciano Board believes, having taken advice from Asciano’s legal advisors and Financial Advisors, that the implementation of the Scheme will provide benefits to Asciano and that it is appropriate for Asciano to agree to the payments referred to in clause 12.2 in order to secure Brookfield’s participation in the Transaction.

12.2	Reimbursement Fee triggers

Asciano must pay the Reimbursement Fee to Brookfield, without set-off or withholding, if:

(a)	during the Exclusivity Period, one or more Asciano Board Members withdraws, adversely revises or adversely qualifies his or her support of the Scheme or his or her recommendation that Asciano Shareholders (other than Excluded Shareholders) vote in favour of the Scheme, or, having made such a recommendation, withdraws, adversely revises or adversely qualifies that recommendation for any reason, provided that in each case Brookfield has terminated this deed, unless:

(1)	the Independent Expert concludes (in the Independent Expert’s Report, as contained in the Scheme Booklet approved by the Court at the First Court Date for despatch to Asciano Shareholders (but not in any update, addendum or variation of the Independent Expert’s Report)) that the Scheme is not in the best interest of Asciano Shareholders (except where that conclusion is due wholly or partly to the existence, announcement or publication of a Competing Proposal); or

(2)	the Independent Expert concludes in any update, addendum or variation of the Independent Expert’s Report that the Scheme is not in the best interest of Asciano Shareholders and:

(A)	that conclusion is not due wholly or partly to the existence, announcement or publication of a Competing Proposal; and

(B)	that conclusion is primarily due to a decrease in the Australian dollar value of BIP Interests; and

(C)	the AUD Value of a BIP Interest has been equal to or less than A$45.20 for any 5 consecutive trading days within the three weeks prior to the date of the update, addendum or variation of Independent Expert’s Report; or

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(3)	Asciano was, at the time Brookfield terminated the deed, entitled to terminate this deed pursuant to clause 13.1(a)(1), 13.1(c)(1), 13.1(c)(2) or 13.2(b); or

(b)	Brookfield terminates this deed pursuant to clause 13.1(a)(1); or

(c)	one or more Asciano Board Members recommends that Asciano Shareholders accept or vote in favour of, or otherwise supports or endorses (including support by way of accepting or voting, or by way of stating an intention to accept or vote, in respect of any Director Asciano Shares), a Competing Proposal of any kind that is announced (whether or not such proposal is stated to be subject to any pre-conditions) between the date of this deed and the end of the Exclusivity Period; or

(d)	a Competing Proposal of any kind is announced during the Exclusivity Period (whether or not such proposal is stated to be subject to any pre-conditions) and, within 12 months of the date of such announcement, the Third Party or any Associate of that Third Party:

(1)	completes a Competing Proposal of a kind referred to in any of paragraphs 2, 3 or 4 of the definition of Competing Proposal; or

(2)	enters into an agreement, arrangement or understanding with Asciano or the Asciano Board of the kind referred to in paragraph 5 of the definition of Competing Proposal; or

(3)	without limiting clause 12.2(d)(1) or clause 12.2(d)(2), acquires Control of Asciano.

12.3	Timing of payment of Reimbursement Fee

(a)	A demand by Brookfield for payment of the Reimbursement Fee under clause 12.2 must:

(1)	be in writing;

(2)	be made after the occurrence of the event in that clause giving rise to the right to payment;

(3)	state the circumstances which give rise to the demand; and

(4)	nominate an account into which the Reimbursement Fee must be paid.

(b)	Asciano must pay the Reimbursement Fee into the account nominated by Brookfield, without set-off or withholding, within 2 Business Days after receiving a demand for payment where Brookfield is entitled under clause 12.2 to the Reimbursement Fee.

12.4	Basis of Reimbursement Fee

The Reimbursement Fee has been calculated to reimburse Brookfield for costs including the following:

(a)	fees for legal, financial and other professional advice in planning and implementing the Transaction (excluding success fees);

(b)	reasonable opportunity costs incurred in engaging in the Transaction or in not engaging in other alternative transactions or strategic initiatives, including costs arising from Brookfield being associated with a failed transaction and its resulting loss in market position;

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(c)	costs of management and directors’ time in planning and implementing the Transaction; and

(d)	out of pocket expenses incurred by Brookfield and Brookfield’s respective employees, advisers and agents in planning and implementing the Transaction,

and the parties agree that:

(e)	the costs actually incurred by Brookfield will be of such a nature that they cannot all be accurately ascertained; and

(f)	the Reimbursement Fee is a genuine and reasonable pre-estimate of those costs.

12.5	Compliance with law

(a)	This clause 12 does not impose an obligation on Asciano to pay the Reimbursement Fee to the extent (and only to the extent) that the obligation to pay the Reimbursement Fee:

(1)	is declared by the Takeovers Panel to constitute ‘unacceptable circumstances’; or

(2)	is determined to be unenforceable or unlawful by a court,

provided that all proper avenues of appeal and review, judicial and otherwise, have been exhausted. For the avoidance of doubt, any part of that fee that would not constitute ‘unacceptable circumstances’ or that is not unenforceable or unlawful (as applicable) must be paid by Asciano .

(b)	The parties must not make or cause or permit to be made, any application to the Takeovers Panel or a court for or in relation to a declaration or determination referred to in clause 12.5(a).

12.6	Reimbursement Fee payable only once

Where the Reimbursement Fee becomes payable to Brookfield under clause 12.2 and is actually paid to Brookfield, Brookfield cannot make any claim against Asciano for payment of any subsequent Reimbursement Fee.

12.7	Other Claims

Notwithstanding any other provision of this deed but subject to clause 12.6:

(a)	the maximum liability of Asciano to Brookfield under or in connection with this deed including in respect of any breach of the deed will be the amount of the Reimbursement Fee;

(b)	a payment by Asciano in accordance with this clause 12 represents the sole and absolute liability of Asciano under or in connection with this deed and no further damages, fees, expenses or reimbursements of any kind will be payable by Asciano to Brookfield in connection with this deed;

(c)	the amount paid to Brookfield under this clause 12 shall be reduced by the amount of any loss or damage recovered in relation to a breach of clause 11 or any other clause of this deed; and

(d)	where clause 12.7(c) applies and the amount payable by Asciano under this clause 12 has already been paid, Brookfield must, within two Business Days of the event contemplated by clause 12.7(c) which would have reduced the

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amount payable, refund an amount to Asciano which is equivalent to that calculated under clause 12.7(c).

12.8	No Reimbursement Fee if Scheme Effective

Despite anything to the contrary in this deed, no Reimbursement Fee will be payable if the Scheme becomes Effective, notwithstanding the occurrence of any event in clause 12.2 and, if a Reimbursement Fee has already been paid it must be refunded Brookfield.

13	Termination

13.1	Termination for material breach

(a)	Either party may terminate this deed by written notice to the other party:

(1)	other than in respect of a breach of either a Brookfield Representation and Warranty or an Asciano Representation and Warranty (which are dealt with in clause 13.2), at any time before 8.00am on the Second Court Date if the other party has materially breached this deed, the party entitled to terminate has given written notice to the party in breach of this deed setting out the relevant circumstances and stating an intention to terminate this deed, and the other party has failed to remedy the breach within 5 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given;

(2)	at any time before 8.00am on the Second Court Date if the Court or another Government Agency (including any other court) has taken any action permanently restraining or otherwise prohibiting or preventing the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed or reviewed;

(3)	in the circumstances set out in, and in accordance with, clause 3.4; or

(4)	if the Effective Date for the Scheme has not occurred, or will not occur, on or before the End Date.

(b)	Brookfield may terminate this deed by written notice to Asciano until 8.00am on the Second Court Date if:

(1)	an Asciano Material Adverse Change or an Asciano Prescribed Occurrence occurs; or

(2)	any Asciano Board Member fails to recommend the Scheme or any Asciano Board Member withdraws, adversely revises or adversely modifies his or her recommendation that Asciano Shareholders (other than Excluded Shareholders) vote in favour of the Scheme or any Asciano Board Member makes a public statement indicating that he or she no longer recommends the Transaction or recommending, supporting or endorsing another transaction (including any Competing Proposal).

(c)	Asciano may terminate this deed by written notice to Brookfield at any time before 8.00am on the Second Court Date if:

(1)	a Brookfield Material Adverse Change occurs; or

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(2)	a Brookfield Prescribed Occurrence occurs; or

(3)	the Asciano Board or a majority of the Asciano Board has changed, withdrawn or modified its recommendation as permitted under clause 5.5 and Asciano has complied with all of its obligations under clause 12.

13.2	Termination for breach of representations and warranties

(a)	Brookfield may, at any time prior to 8.00am on the Second Court Date, terminate this deed for breach of an Asciano Representation and Warranty only if:

(1)	Brookfield has given written notice to Asciano setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse;

(2)	the relevant breach continues to exist 5 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given under clause 13.2(a)(1); and

(3)	the relevant breach is material in the context of the Scheme taken as a whole.

(b)	Asciano may, at any time before 8.00am on the Second Court Date, terminate this deed for breach of a Brookfield Representation and Warranty only if:

(1)	Asciano has given written notice to Brookfield setting out the relevant circumstances and stating an intention to terminate or to allow the Scheme to lapse;

(2)	the relevant breach continues to exist 5 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given under clause 13.2(b)(1); and

(3)	the relevant breach is material in the context of the Scheme taken as a whole.

(c)	This deed is terminable if agreed to in writing by Brookfield and Asciano.

13.3	Effect of termination

If this deed is terminated by either party under clauses 3.4, 13.1 or 13.2:

(a)	each party will be released from its obligations under this deed, except that this clause 13.3, and clauses 1, 7.1 to 7.7, 10, 12, 14, 15, 16 and 17 (except clause 17.10), will survive termination and remain in force;

(b)	each party will retain the rights it has or may have against the other party in respect of any past breach of this deed; and

(c)	in all other respects, all future obligations of the parties under this deed will immediately terminate and be of no further force and effect including any further obligations in respect of the Scheme.

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13.4	Termination

Where a party has a right to terminate this deed, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other party stating that it terminates this deed and the provision under which it is terminating this deed.

13.5	No other termination

Neither party may terminate or rescind this deed except as permitted under clauses 3.4, 13.1 or 13.2.

14	Duty, costs and expenses

14.1	Stamp duty

Brookfield

(a)	must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this deed or the Scheme or the steps to be taken under this deed or the Scheme; and

(b)	indemnifies Asciano against any liability arising from its failure to comply with clause 14.1(a).

14.2	Costs and expenses

Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution, delivery and performance of this deed and the proposed, attempted or actual implementation of this deed and the Transaction.

15	GST

(a)	Any consideration or amount payable under this deed, including any non- monetary consideration (as reduced in accordance with clause 15(e) if required) (Consideration) is exclusive of GST.

(b)	If GST is or becomes payable on a Supply made under or in connection with this deed, an additional amount (Additional Amount) is payable by the party providing Consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)	The Additional Amount payable under clause 15(b) is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)	If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 15(b):

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(1)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

(2)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(3)	the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

(e)	Despite any other provision in this deed if an amount payable under or in connection with this deed (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred.

(f)	Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

(g)	Any term starting with a capital letter that is not defined in this deed has the same meaning as the term has in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

16	Notices

16.1	Form of Notice

A notice or other communication to a party under this deed (Notice) must be:

(a)	in writing and in English; and

(b)	addressed to that party as nominated below (or any alternative details nominated to the sending party by Notice):

Party	Address	Addressee	Email

Asciano	Level 6/15 Blue	Lyndall	Lyndall_Stoyles@ascia
	Street, North	Stoyles	no.com.au
Sydney, NSW,
Australia, 2060

	Copy to	Stephen	stephen.minns@au.kw
	King & Wood	Minns	m.com
Mallesons Level

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Party	Address	Addressee	Email

42, 600 Bourke
Street Melbourne
VIC 3000

Brookfield	73 Front Street	Jane Sheere	jane.sheere@brookfield.com
Hamilton, HM 12,
Bermuda

Copy to
	Brookfield	Michael Ryan	michael.ryan@au.brookfie
	Level 22		ld.com
135 King Street
Sydney, NSW 2000
	Herbert Smith	Philippa Stone	philippa.stone@hsf.com
Freehills
Level 34, ANZ
Tower
161 Castlereagh
Street
Sydney NSW 2000

16.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

By pre paid post to the nominated address	At 9.00am (addressee’s time) on the second Business Day after the date of posting

By email to the nominated email address

When a delivery confirmation report is received by the sender or, if no such delivery confirmation report is received, when the email (including any attachment) comes to the attention of the recipient party or a person acting on its behalf.

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16.3	Notice must not be given by electronic communication

A Notice must not be given by electronic means of communication (other than email as permitted in clause 16.2).

17	General

17.1	Governing law and jurisdiction

(a)	This deed is governed by the law in force in New South Wales.

(b)	Each party irrevocably submits to the non exclusive jurisdiction of courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

17.2	Service of process

Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of Notices under clause 16.

17.3	No merger

The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

17.4	Invalidity and enforceability

(a)	If any provision of this deed is invalid under the law of any jurisdiction the provision is enforceable in that jurisdiction to the extent that it is not invalid, whether it is in severable terms or not.

(b)	Clause 17.4(a) does not apply where enforcement of the provision of this deed in accordance with clause 17.4(a) would materially affect the nature or effect of the parties’ obligations under this deed.

17.5	Waiver

No party to this deed may rely on the words or conduct of any other party as a waiver of any right unless the waiver is in writing and signed by the party granting the waiver.

The meanings of the terms used in this clause 17.5 are set out below.

Term	Meaning

conduct	includes delay in the exercise of a right.

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right	any right arising under or in connection with this deed and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

17.6	Variation

A variation of any term of this deed must be in writing and signed by the parties.

17.7	Assignment of rights

(a)	A party may not assign, novate, declare a trust over or otherwise transfer or deal with any of its rights or obligations under this deed without the prior written consent of the other party.

(b)	A breach of clause 17.7(a) by a party shall be deemed to be a material breach for the purposes of clause 13.1(a)(1).

(c)	Clause 17.7(b) does not affect the construction of any other part of this deed.

17.8	Acknowledgement

Each party acknowledges that the remedy of damages may be inadequate to protect the interests of the parties for a breach of clause 11 and that Brookfield is entitled to seek and obtain without limitation injunctive relief if Asciano breaches clause 11.

17.9	No third party beneficiary

This deed shall be binding on and inure solely to the benefit of each party to it and each of their respective permitted successors and assigns, and nothing in this deed is intended to or shall confer on any other person, other than the Brookfield Indemnified Parties and the Asciano Indemnified Parties, to the extent set forth in clause 7, any third party beneficiary rights.

17.10	Further action to be taken at each party’s own expense

Each party must, at its own expense, do all things and execute all documents necessary to give full effect to this deed and the transactions contemplated by it.

17.11	Entire agreement

This deed states all the express terms agreed by the parties in respect of its subject matter. It supersedes all prior discussions, negotiations, understandings and agreements in respect of its subject matter (including the letter agreement between the parties dated 26 June 2015 (without limitation to any accrued cause of action under that letter agreement), but excluding the Confidentiality Agreement and the Disclosure Letter).

17.12	Counterparts

This deed may be executed in any number of counterparts.

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17.13	Relationship of the parties

(a)	Nothing in this deed gives a party authority to bind any other party in any way.

(b)	Nothing in this deed imposes any fiduciary duties on a party in relation to any other party.

17.14	Remedies cumulative

Except as provided in this deed and permitted by law, the rights, powers and remedies provided in this deed are cumulative with, and not exclusive of, the rights, powers and remedies provided by law independently of this deed.

17.15	Exercise of rights

(a)	Unless expressly required by the terms of this deed, a party is not required to act reasonably in giving or withholding any consent or approval or exercising any other right, power, authority, discretion or remedy, under or in connection with this deed.

(b)	A party may (without any requirement to act reasonably) impose conditions on the grant by it of any consent or approval, or any waiver of any right, power, authority, discretion or remedy, under or in connection with this deed. Any conditions must be complied with by the party relying on the consent, approval or waiver.

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Schedules

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Schedule 1

Definitions and interpretation
1.1	Definitions

	Term	Meaning

	ACCC	the Australian Competition and Consumer Commission.

	AIFRS	the International Financial Reporting Standards as adopted in Australia.

	Affiliates	a person is an “affiliate” of another person, if one is directly or indirectly controlled by that other person or if both are directly or indirectly controlled by a third person and, in respect of BIP, includes a partnership or other fund or account which is managed by BAM or any of its Subsidiaries; and for the purposes of this definition, and the definition of “BIP Group”, only “control” of a person means the right to:

1 elect or appoint a majority of the directors (or persons or entities performing a similar function) of such person;

2 the ability to otherwise exercise a majority of the voting rights in respect of that person; or

3 the ability to otherwise control the management of such person whether by virtue of the terms of its constitutional documents, contractual rights, or otherwise;

and “controlled” has a corresponding meaning.

	Asciano Board	the board of directors of Asciano and an Asciano Board Member means any director of Asciano comprising part of the Asciano Board.

	Asciano Consolidated Tax Group	the consolidated group of which Asciano is the head company (where ‘consolidated group’ and ‘head company’ have the same meaning as in the Tax Act).

	Asciano EBITDA	earnings before interest expense, tax, depreciation and amortisation and significant and non-recurring items, consistent with “underlying EBITDA” as defined in Asciano’s Annual Report.

	Asciano Group	Asciano and each of its Subsidiaries, and a reference to a ‘Asciano

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Schedule 1 Representations and Warranties

Term	Meaning

Group Member’ or a ‘member of the Asciano Group’ is to Asciano or any of its Subsidiaries.

Asciano Executive Incentive Plan Rules	the employee incentive plan rules of that name issued by Asciano.

Asciano Indemnified Parties	Asciano, its Subsidiaries and their respective directors, officers and employees.

Asciano Information

all information to be included by Asciano in the Scheme Booklet that explains the effect of the Scheme and sets out the information prescribed by the Corporations Act and the Corporations Regulations 2001 (Cth), and any other information that is material to the making of a decision by Asciano Shareholders whether or not to vote in favour of the Scheme, being information that is within the knowledge of each of the Asciano Board Members included in the Scheme Booklet (other than:

1    the Brookfield Information; and

2    the Independent Expert’s Report and any investigating accountant’s report),

and includes any information provided by Asciano to Brookfield or obtained by Brookfield from Asciano’s public filings on ASX and ASIC contained in, or used in the preparation of, the information regarding the merged Asciano–Brookfield entity following implementation of the Scheme.

Asciano Long Term Incentive Plan Rules	the employee incentive plan rules of that name issued by Asciano.

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Schedule 1 Representations and Warranties

Term	Meaning

Asciano Material Adverse Change	an event, change, condition, matter, circumstance or thing occurring before, on or after the date of this deed (each a Specified Event) which, whether individually or when aggregated with all such events, changes, conditions, matters, circumstances or things of a like kind that have occurred or are reasonably likely to occur, has had or would be considered reasonably likely to have:

1 a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Asciano Group taken as a whole; or

2 without limiting the generality of paragraph 1 above:

•    the effect of a diminution in the value of the consolidated net tangible assets of the Asciano Group, taken as a whole, by at least 10% against what it would reasonably have been expected to have been but for such Specified Event; or

•    the effect of a diminution in the consolidated Asciano EBITDA of the Asciano Group, taken as a whole, by at least 10% in any financial year for the Asciano Group against what they would reasonably have been expected to have been but for such Specified Event, other than those events, changes, conditions, matters, circumstances or things:

3 required or permitted by this deed, the Scheme or the transactions contemplated by either;

4 that are Fairly Disclosed in Asciano’s Disclosure Materials;

5 agreed to in writing by Brookfield;

6 that Asciano Fairly Disclosed in an announcement made by Asciano to ASX, or a document lodged by it with ASIC, since 1 January 2014;

7 resulting from changes in law or in general economic, political or business conditions; or

8    resulting from any change occurring directly as a result of a general deterioration in equity markets, interest rates, exchange rates or credit spreads, that impacts Asciano and its competitors in a similar manner.

Asciano Permitted Special Dividend	the payment by Asciano of a special dividend of up to A$0.90 per Asciano Share, as referred to in clause 4.7 (and subject to the limitation in relation to franking and the size of the Asciano Permitted Special Dividend referred to in that clause).

Asciano Prescribed Occurrence	other than as: 1 required or permitted by this deed, the Scheme or the transactions contemplated by either; 2 Fairly Disclosed in Asciano’s Disclosure Materials;

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Term	Meaning

3 agreed to in writing by Brookfield (such agreement not to be unreasonably withheld or delayed); or

4 Fairly Disclosed by Asciano in an announcement made by Asciano to ASX, or a document lodged by it with ASIC, since 1 January 2014,

the occurrence of any of the following (and, for the avoidance of doubt, in the case of any occurrence subject to a monetary threshold, the monetary threshold stated will be exclusive of and in addition to any amount required, permitted, agreed to or disclosed as provide above):

5 Asciano converting all or any of its shares into a larger or smaller number of shares;

6    Asciano reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares (other than any on market acquisition of shares to satisfy the vesting of any Asciano Rights listed as vesting in Schedule 6);

7 the Asciano Representation and Warranty in paragraph (j) of Schedule 3 being inaccurate;

8    Asciano or any Subsidiary declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its member, or announcing an intention to do any of the above, other than:

• to a directly or indirectly wholly-owned Subsidiary of Asciano; or

• paying the Asciano Permitted Special Dividend once; or

• any pro rata distribution to members made by an entity of which Asciano or any Subsidiary is a member.

9 Asciano making any change to its constitution;

10 Asciano or any Subsidiary resolving to reduce its share capital in any way other than to a directly or indirectly wholly-owned Subsidiary of Asciano;

11 Asciano or any Subsidiary:

• entering into a buy-back agreement; or

• resolving to approve the terms of a buy-back agreement under the Corporations Act;

12  a member of the Asciano Group issuing shares, or granting an option over its shares (provided that the issue or grant of an Asciano Right is not to be regarded as the issue of a share or option for the purposes of this item), or agreeing to make such an issue or grant such an option, other than:

• to a directly or indirectly wholly-owned Subsidiary of Asciano; or

• the issue of shares upon the vesting of any of Asciano Rights listed as vesting in Schedule 6;

13 a member of the Asciano Group issuing or agreeing to issue securities convertible into shares (including any issue or grant of Asciano Rights) other than to a directly or indirectly wholly-

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Term	Meaning

owned Subsidiary of Asciano or a grant of Asciano Rights resulting in the total of number of Asciano Rights on issue not exceeding 3,415,589;

14 a member of the Asciano Group disposing, or agreeing to dispose, of the whole, or a substantial part, of the Asciano Group’s business or property;

15 a member of the Asciano Group granting a Security Interest, or agreeing to grant a Security Interest, in the whole, or a substantial part, of the Asciano Group’s business or property;

16 an Insolvency Event occurs in relation to a member of the Asciano Group;

17 a member of the Asciano Group:

• acquiring, leasing or disposing of;

• agreeing to acquire, lease or dispose of; or

• offering, proposing, announcing a bid or tendering for,

any business, assets, entity or undertaking, the value of which exceeds A$100,000,000 (individually or in aggregate);

18 a member of the Asciano Group:

• entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by the Asciano Group in excess of A$100,000,000 (individually or in aggregate);

• (without limiting the foregoing) agreeing to incur capital expenditure from the date of this deed of more than A$100,000,000 (individually or in aggregate);

• waiving any material Third Party default where the financial impact on the Asciano Group will be in excess of A$50,000,000 (individually or in aggregate); or

•    accepting as a compromise of a matter less than the full compensation due to a member of the Asciano Group where the financial impact of the compromise on the Asciano Group is more than A$50,000,000 (individually or in aggregate);

19 a member of the Asciano Group:

• terminating any Material Contract; or

• varying, amending or modifying any Material Contract;

20  a member of the Asciano Group entering into, or resolving to enter into, a transaction with any related party of Asciano (other than a related party that is a member of the Asciano Group), as defined in section 228 of the Corporations Act;

21  a member of the Asciano Group amending in any material respect any agreement or arrangement with a Financial Advisor, or entering into an agreement or arrangement with a new Financial Advisor, in respect of the Transaction or a Competing Proposal;

22 a member of the Asciano Group paying any of its directors,

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Term	Meaning

officers or senior executives a termination or retention payment, other than in accordance with contractual arrangements in effect on the date of this deed and which are contained in Asciano’s Disclosure Materials in excess of $5,000,000 (in aggregate) and in respect of which Asciano has consulted with Brookfield;

23  the occurrence of any review event or event of default after the date of this deed under any third party loan to Asciano or a Subsidiary and the taking of any step by any lender thereunder to enforce the terms thereof and which results, or is reasonably likely to result, in an Asciano Material Adverse Change;

24 Asciano Shares cease to be quoted on the ASX; or

25 Asciano contravenes the Corporations Act, and such contravention results in an Asciano Material Adverse Change.

Asciano Regulated Event	other than as: 1 required or permitted by this deed, the Scheme or the transactions contemplated by either;

2 Fairly Disclosed in Asciano’s Disclosure Materials;

3 agreed to in writing by Brookfield; or

4 Fairly Disclosed by Asciano in an announcement made by Asciano to ASX, or a document lodged by it with ASIC, since 1 January 2014, the occurrence of any of the following:

1 a member of the Asciano Group commencing business activities of a nature not already carried out as at the date of this deed, whether by way of acquisition or otherwise;

2    a member of the Asciano Group, other than in the ordinary course of business, entering into a contract or commitment restraining a member of the Asciano Group from competing with any person or conducting activities in any market;

3    a member of the Asciano Group providing financial accommodation other than to members of the Asciano Group (irrespective of what form that accommodation takes) in excess of A$50,000,000 (individually or in aggregate);

4    a member of the Asciano Group entering into any agreement, arrangement or transaction with respect to derivative instruments (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments other than in the ordinary course of business;

5    a member of the Asciano Group entering into or materially altering, varying or amending any employment, consulting, severance or similar agreement or arrangement with one or more of its officers, directors, other executives or employees, or accelerating or otherwise materially increasing compensation or benefits for any of the above, in each case other than pursuant to:

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Term	Meaning

• contractual arrangements in effect on the date of this deed and which are contained in Asciano’s Disclosure Materials; or

• Asciano’s policies and guidelines in effect on the date of this deed and which are contained in Asciano’s Disclosure Materials,

provided that in order for increases in compensation or benefits to fall within the above carve-outs, the aggregate of all such increases must be no greater than A$10,000,000;

6  a member of the Asciano Group entering into any enterprise bargaining agreement other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this deed and which are contained in Asciano’s Disclosure Materials;

7 a member of the Asciano Group changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in accounting standards; or

8 a member of the Asciano Group doing anything that would result in a change in the Asciano Consolidated Tax Group.

Asciano Registry	Computershare Investor Services Pty Ltd ACN 078 279 277.

Asciano Representations and Warranties	the representations and warranties of Asciano set out in Schedule 3.

Asciano Right	either:

• a performance right or a deferred right granted pursuant to the Asciano Executive Incentive Plan Rules; or

• a performance right granted pursuant to the Asciano Long Term Incentive Plan Rules.

Asciano Share	a fully paid ordinary share in the capital of Asciano.

Asciano Shareholder	each person who is registered as the holder of an Asciano Share in the Asciano Share Register.

Asciano Share Register	the register of members of Asciano maintained in accordance with the Corporations Act.

ASIC	the Australian Securities and Investments Commission.

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Term	Meaning

Associate	has the meaning set out in section 12 of the Corporations Act, as if subsection 12(1) of the Corporations Act included a reference to this deed and Asciano was the designated body.

ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.

AUD Value of a BIP Interest	the Australian dollar value of a BIP Interest, which, for any calendar day (Sydney time), is determined by reference to:

• the closing price of a BIP Interest on the New York Stock Exchange for the previous calendar day (New York time); and

• the USD / AUD Reference Rate for that calendar day (Sydney time).

BAM	Brookfield Asset Management Inc.

BIF	Brookfield Infrastructure Fund II and any subsequent similar fund exclusively managed by Brookfield or its Affiliates.

BILP	Brookfield Infrastructure L.P.

BIP or Brookfield	BIPL in its capacity as general partner of Brookfield Infrastructure Partners L.P. or, where appropriate, Brookfield Infrastructure Partners L.P.

BIP Group	Brookfield, BIP and each person that BIP directly or indirectly controls (where “control” has the meaning given to it in the definition of “Affiliate”) and a reference to a ‘BIP Group Member’ or a ‘member of the BIP Group’ is to BIP and any such controlled person.

BIP Interest	a fully paid limited partnership interest in Brookfield Infrastructure Partners L.P. and referred to as an “Equity Unit” in Brookfield’s Limited Partnership Agreement, as amended.

BIPL	Brookfield Infrastructure Partners Limited, a Bermuda exempted limited company.

Brookfield or BIP	BIPL in its capacity as general partner of Brookfield Infrastructure

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Schedule 1 Representations and Warranties

Term	Meaning

Partners L.P. or, where appropriate, Brookfield Infrastructure Partners L.P.

Brookfield EBITDA	proportionate net income excluding the impact of depreciation and amortization, income taxes, interest expense, breakage and transaction costs, non-cash valuation gains or losses, other cash income or expenses and other items, as defined in financial policies stated in the BIP’s 2014 20-F. For the avoidance of doubt, this shall include proportionate consolidation of associates and equity accounted interests.

Brookfield Group	collectively BIP, BAM and BIF and each of their Affiliates, and a reference to a ‘Brookfield Group Member’ or a ‘member of the Brookfield Group’ is to any of those persons.

Brookfield Indemnified Parties	BAM, its Affiliates and their respective directors, officers and employees.

Brookfield Information	information regarding the BIP Group, and the merged Asciano– Brookfield entity following implementation of the Scheme (including Brookfield’s intentions in relation to the matters referred to in paragraph 8310 of Schedule 8 to the Corporations Regulations), provided by Brookfield to Asciano in writing for inclusion in the Scheme Booklet which sets out the information on those subjects prescribed by the Corporations Act and the Corporations Regulations 2001 (Cth), and any other information on those subjects that is material to the making of a decision by Asciano Shareholders whether or not to vote in favour of the Scheme being, in each case, information that is within the knowledge of Brookfield (excluding any information provided by Asciano to Brookfield and used by Brookfield for the purposes of preparation of the Brookfield Information or obtained from Asciano’s public filings on ASX and ASIC contained in, or used in the preparation of, the information regarding the merged Asciano–Brookfield entity following implementation of the Scheme).

For the avoidance of doubt, the Brookfield Information:

1 includes any statements of fact about Brookfield or BIP Interests, including details of the risks and benefits associated with BIP Interests; but

2 excludes the Asciano Information, the Independent Expert’s Report and any investigating accountant’s report.

Brookfield Material Adverse Change	an event, change, condition, matter, circumstance or thing occurring before, on or after the date of this deed (each a Specified Event) which, whether individually or when aggregated with all such events, changes, conditions, matters, circumstances or things of a like kind that have occurred or are reasonably likely to

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Term	Meaning

occur, has had or would be considered reasonably likely to have:

1 a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the BIP Group taken as a whole; or

2 without limiting the generality of paragraph 1 above:

•   the effect of a diminution in the value of the consolidated net tangible assets of BIP by at least 20% against what it would reasonably have been expected to have been but for such Specified Event; or

•   the effect of a diminution in the consolidated Brookfield EBITDA of BIP by at least 20% in any financial year for the BIP Group against what they would reasonably have been expected to have been but for such Specified Event, other than those events, changes, conditions, matters, circumstances or things:

3 required or permitted by this deed, the Scheme or the transactions contemplated by either;

4 that are Fairly Disclosed in Brookfield’s Disclosure Materials;

5 agreed to in writing by Asciano;

9 that Brookfield Fairly Disclosed in a document lodged by it with the Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission, since 1 January 2014;

6 resulting from changes in law or in general economic, political or business conditions; or

7    resulting from any change occurring directly as a result of a general deterioration in equity markets, interest rates, exchange rates or credit spreads, that impacts BIP and its competitors in a similar manner.

Brookfield Permitted Distribution	quarterly distributions paid by BIP of US$0.53 cents for Q3 and Q4 2015.

Brookfield Prescribed	other than as:
Occurrence	1 required or permitted by this deed, the Scheme or the transactions contemplated by either;

2 Fairly Disclosed in Brookfield’s Disclosure Materials;

3 agreed to in writing by Asciano (such agreement not to be unreasonably withheld or delayed); or

4    Fairly Disclosed by Brookfield in an announcement made by Brookfield to the Toronto Stock Exchange or the New York Stock Exchange, or a document lodged by it with any Canadian or U.S. securities regulatory authorities, since 1 January 2014;

the occurrence of any of the following (and, for the avoidance of doubt, in the case of any occurrence subject to a monetary threshold, the monetary threshold stated will be exclusive of and in

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Term	Meaning

addition to any amount required, permitted, agreed to or disclosed as provide above):

5 BIP converting all or any of the BIP Interests into a larger or smaller number of BIP Interests;

6    BIP reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of the BIP Interests (but not including purchases under BIP’s normal course issuer bid approved by TSX);

7    except for issuance on ordinary commercial terms (which terms are considered by the board of BIP’s General Partner to be in BIP’s best interests) to raise up to US$1 billion in aggregate, or the issuance to BAM in connection with this Transaction which has been Fairly Disclosed to Asciano prior to execution of this deed, BIP issuing BIP Interests, or granting an option over BIP Interests, or agreeing to make such an issue or grant such an option, or announcing an intention to do any of the above;

8 the Brookfield Representation and Warranty in paragraph (o) of Schedule 2 being inaccurate;

9 BIP making any material change to its limited partnership agreement or any other constitutional document;

10  BIP declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning any capital to its members, or agreeing or announcing an intention to do any of the above, other than a Brookfield Permitted Distribution;

11 BIP or a Subsidiary disposing, or agreeing to dispose, of the whole, or a substantial part, of the BIP Group’s business or property;

12 an Insolvency Event occurs in relation to BIP or a material Subsidiary;

13 another entity replaces BIPL as the general partner of BIP (except another member of the Brookfield Group);

14  the occurrence of any review event or event of default under any third party loan to BIP or a material Subsidiary and the taking of any step by any lender thereunder to enforce the terms thereof and which results, or is reasonably likely to result, in a Brookfield Material Adverse Change;

15 BIP Interests cease to be quoted on either of the New York Stock Exchange and the Toronto Stock Exchange;

16  BIP contravenes the Limited Partnership Act 1883 of Bermuda, the Partnership Act 1902 of Bermuda or the Exempted Partnerships Act 1992 of Bermuda, and in each case such contravention results in a Brookfield Material Adverse Change; or

17  the reorganization, amalgamation, or merger of BIP or any of its Subsidiaries with any other person other than any direct or indirect, wholly-owned Subsidiary of BILP, and in the case of a Subsidiary, where such reorganization, amalgamation, or merger is, or is reasonably likely to be material to the BIP Group as a whole.

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Term	Meaning

Brookfield Registry	A professional registry organisation appointed by Brookfield (expected to be Computershare Investor Services Pty Ltd ABN 48 078 279 277).

Brookfield Representations and Warranties	the representations and warranties of Brookfield set out in Schedule 2.

Brookfield Sub	Nitro Corporation Pty Ltd ACN 607 605 701.

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney.

Claim	any claim, demand, legal proceedings or cause of action (including any claim, demand, legal proceedings or cause of action:

1 based in contract, including breach of warranty;

2 based in tort, including misrepresentation or negligence;

3 under common law or equity; or

4    under statute, including the Australian Consumer Law (being Schedule 2 of the Competition and Consumer Act 2010 (Cth) (CCA)) or Part VI of the CCA, or like provision in any state or territory legislation, in any way relating to this deed or the Transaction, and includes a claim, demand, legal proceedings or cause of action arising under an indemnity in this deed.

Competing Proposal	any proposal, agreement, arrangement or transaction, which, if entered into or completed, would result in a Third Party (either alone or together with any Associate):

1    directly or indirectly acquire a Relevant Interest in, or have a right to acquire, a legal, beneficial or economic interest in, or control of, 20% or more of the Asciano Shares or of the share capital of any material Subsidiary of Asciano;

2 acquire Control of Asciano or any material Subsidiary of Asciano;

3    directly or indirectly acquire or become the holder of, or otherwise acquire or have a right to acquire, a legal, beneficial or economic interest in, or control of, all or a material part of Asciano’s business or assets or the business or assets of the Asciano Group;

4 otherwise directly or indirectly acquire or merge with Asciano or a material Subsidiary of Asciano; or

5 require Asciano to abandon, or otherwise fail to proceed with,

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Term	Meaning

the Transaction,

whether by way of takeover bid, members’ or creditors’ scheme of arrangement, shareholder approved acquisition, capital reduction, buy back, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, dual-listed company (or other synthetic merger), deed of company arrangement, any debt for equity arrangement or other transaction or arrangement (and includes any variation of an earlier Competing Proposal).

Condition Precedent	each of the conditions set out in clause 3.1.

Confidentiality Agreement	the confidentiality agreement between Brookfield Infrastructure Group (Australia) Pty Limited and Asciano Executive Services Pty Ltd dated 15 June 2015, as amended.

Control	has the meaning given in section 50AA of the Corporations Act.

Corporations Act	the Corporations Act 2001 (Cth).

Corporations Regulations	the Corporations Regulations 2001 (Cth).

Court	the Federal Court of Australia (Sydney registry) or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Brookfield and Asciano.

Deed Poll	a deed poll substantially in the form of Attachment 3 under which Brookfield and Brookfield Sub each covenants in favour of the Scheme Shareholders to perform the obligations attributed to Brookfield and Brookfield Sub under the Scheme.

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Term	Meaning

Director Asciano	any Asciano Share:

Share	1	held by or on behalf of an Asciano Board Member; or

	2	listed as an indirect interest in an Appendix 3X or Appendix 3Y lodged by Asciano with ASX in respect of any Asciano Board Member.

Disclosure Letter	the letter identified as such provided by Asciano to Brookfield and countersigned by Brookfield on or about the date of this deed.

Disclosure Materials	In respect of Asciano:

	1	the documents and information contained in the data room made available by Asciano to Brookfield and its Related Persons, the index of which has been initialled by, or on behalf of, the parties for identification;

	2	the document containing the written responses from Asciano and its Related Persons to requests for further information made by Brookfield and its Related Persons, a copy of which has been initialled by, or on behalf of, the parties for identification; and

	3	the Disclosure Letter; and

in respect of Brookfield:

	4	the documents and information contained in the data room made available by Brookfield to Asciano and its Related Persons, the index of which has been initialled by, or on behalf of, the parties for identification; and

5

the document containing the written responses from Brookfield and its Related Persons to requests for further information made by Asciano and its Related Persons, a copy of which has been initialled by, or on behalf of, the parties for identification.

Effective	when used in relation to the Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the order of the Court made under paragraph 411(4)(b) of the Corporations Act in relation to the Scheme.

Effective Date	the date on which the Scheme becomes Effective.

Election Form	has the meaning set out in clause 4.4(a).
Election Time	the date which is 2 Business Days prior to the Scheme Record Date (unless ASIC requires an earlier date, in which case such earlier date shall apply) or any other date agreed between the parties.

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Term	Meaning

End Date	the date which is 6 months after the date of this deed, or such other later date as agreed in writing by the parties.

Excluded Shareholder	any Asciano Shareholder who is a member of the Brookfield Group or any Asciano Shareholder who holds any Asciano Shares on behalf of, or for the benefit of, any member of the Brookfield Group and does not hold Asciano Shares on behalf of, or for the benefit of, any other person.

Exclusivity Period	the period from and including the date of this deed to the earlier of:

	1	the date of termination of this deed;

	2	the End Date; and

	3	the Effective Date.

Fairly Disclosed	a reference to ‘Fairly Disclosed’ means publicly disclosed to the Canadian securities regulatory authorities or to the U.S. Securities and Exchange Commission, publicly disclosed to the ASX or disclosed to the relevant party or its Related Persons to the extent that, and in sufficient detail so as to enable, a reasonable person (or one of its Related Persons) experienced in transactions similar to the Transaction and experienced in a business similar to any business conducted by the Asciano Group or BIP Group (as appropriate), to identify the nature and scope of the relevant matter, event or circumstance.

Financial Advisor	any financial advisor retained by a party in relation to the Transaction or a Competing Proposal from time to time.

Financial Indebtedness	any debt or other monetary liability (whether actual or contingent) in respect of monies borrowed or raised or any financial accommodation including under or in respect of any:

	1	bill, bond, debenture, note or similar instrument;

	2	acceptance, endorsement or discounting arrangement;

	3	guarantee;

	4	finance or capital lease;

	5	agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

	6	obligation to deliver goods or provide services paid for in advance by any financier.

First Court Date	the first day on which an application made to the Court for an order under subsection 411(1) of the Corporations Act convening the Scheme Meeting is heard or, if the application is adjourned or

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Term	Meaning

subject to appeal for any reason, the day on which the adjourned application is heard.

Government Agency	any foreign or Australian government or governmental, semi- governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, including a stock or other securities exchange, or any minister of the Crown in right of the Commonwealth of Australia or any State, and any other federal, state, provincial, or local government, whether foreign or Australian.

Implementation Date	the fifth Business Day after the Scheme Record Date, or such other date after the Scheme Record Date as the parties agree in writing.

Independent Expert	the independent expert in respect of the Scheme appointed by Asciano.

Independent Expert’s Report	means the report to be issued by the Independent Expert in connection with the Scheme.

Ineligible Foreign Shareholder	a Scheme Shareholder whose address shown in the Asciano Share Register on the Scheme Record Date is a place outside Australia and its external territories, New Zealand, the United States or Canada, unless Brookfield determines that it is lawful and not unduly onerous or impracticable to issue that Scheme Shareholder with New BIP Interests when the Scheme becomes Effective.

Insolvency Event	means, in relation to an entity:

	1	the entity resolving that it be wound up or a court making an order for the winding up or dissolution of the entity;

	2	a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official being appointed to the entity or in relation to the whole, or a substantial part, of its assets;

	3	the entity executing a deed of company arrangement;

	4	the entity ceases, or threatens to cease to, carry on substantially all the business conducted by it as at the date of this deed;

5

the entity is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act (or, if appropriate, legislation of its place of incorporation) or is otherwise presumed to be insolvent under the Corporations Act unless the entity has, or has access to, committed financial support from its parent entity such that it is able to pay its debts; or

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Term	Meaning

6 the entity being deregistered as a company or otherwise dissolved.

Investigating	Deloitte Corporate Finance Pty Ltd.
Accountant

Listing Rules	the official listing rules of ASX.

Marketable Parcel	has the meaning given in the Scheme.

Material Contract	any agreement, contract, deed or other arrangement or instrument to which a member of the Asciano Group is a party that is identified as such in the Disclosure Letter.

Maximum Cash	has the meaning given in the Scheme.
Consideration

Maximum Scrip	has the meaning given in the Scheme.
Consideration

New BIP Interest	a BIP Interest issued under the Scheme.

Operating Rules	the official operating rules of ASX.

RG 60	Regulatory Guide 60 issued by ASIC in September 2011.

Registered Address	in relation to an Asciano Shareholder, the address shown in the Asciano Share Register as at the Scheme Record Date.

Regulator’s Draft	the draft of the Scheme Booklet in a form which is agreed to between the parties and that is provided to ASIC for approval pursuant to subsection 411(2) of the Corporations Act.

Regulatory Approval	an approval or consent set out in clause 3.1(a).

Reimbursement Fee	$88 million.

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Term	Meaning

Related Bodies Corporate	has the meaning set out in section 50 of the Corporations Act, except that the term “subsidiary” used in the Corporations Act shall have the meaning ascribed to the term “Subsidiary” in this deed.

Related Person	1	in respect of a party or its Related Bodies Corporate, each director, officer, employee, advisor, agent or representative of that party or Related Body Corporate;

	2	in respect of Brookfield (and in addition to those persons in item 1 of this definition), each person with whom Brookfield proposes to invest in Asciano (including any other shareholder in Brookfield Sub) and each director, officer, employee, advisor agent or representative of that person; and

	3	in respect of a Financial Advisor, each director, officer, employee or contractor of that Financial Advisor.

Relevant Interest	has the meaning given in sections 608 and 609 of the Corporations Act.

Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Asciano and the Scheme Shareholders, the form of which is attached as Attachment 2, subject to any alterations or conditions as agreed between the parties in writing or made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by Brookfield and Asciano.

Scheme Booklet	the scheme booklet to be prepared by Asciano in respect of the Transaction in accordance with clause 5.1(a) in a form agreed between the parties to be despatched to the Asciano Shareholders and which must include or be accompanied by:

	•	a copy of the Scheme;

	•	an explanatory statement complying with the requirements of the Corporations Act, the Corporations Regulations and RG 60;

	•	the Independent Expert’s Report;

	•	a copy or summary of this deed;

	•	a copy of the executed Deed Poll;

	•	a notice of meeting;

	•	a proxy form; and

	•	an Election Form.

Scheme Consideration	has the meaning given in the Scheme.

Scheme Meeting	the meeting of Asciano Shareholders (other than Excluded

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Term	Meaning

Shareholders) ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date	5.00pm on the tenth Business Day after the Effective Date or such other time and date as the parties agree in writing.

Standard	has the meaning given in the Scheme.
Consideration

Scheme Shares	all Asciano Shares held by the Scheme Shareholders as at the
Scheme Record Date.

Scheme Shareholder	a holder of Asciano Shares recorded in the Asciano Share Register as at the Scheme Record Date (other than an Excluded Shareholder).

Second Court Date	the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Security Interest	has the meaning given in section 51A of the Corporations Act.

Special Dividend
Payment Date	any date which is after the Special Dividend Record Date and before the Scheme Record Date and otherwise agreed between the parties.

Special Dividend
Record Date	5.00pm on a date which is at least two days prior to the Scheme Record Date and otherwise agreed between the parties.

Subsidiary	in relation to an entity, has the meaning given in Division 6 of Part 1.2 of the Corporations Act but so that:

	1	an entity will also be deemed to be a “Subsidiary” of an entity if that entity is required by the accounting standards to be consolidated with that entity;

	2	a trust or fund may be a “Subsidiary”, for the purposes of which any units or other beneficial interests will be deemed shares; or

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Term	Meaning

	3	a corporation or trust or fund may be a “Subsidiary” of a trust or fund if it would have been a Subsidiary if that trust or fund were a corporation.

Superior Proposal	a bona fide Competing Proposal of the kind referred to in any of paragraphs 2, 3 or 4 of the definition of Competing Proposal (and not resulting from a breach by Asciano of any of its obligations under clause 11 of this deed (it being understood that any actions by the Related Persons of Asciano in breach of clause 11 shall be deemed to be a breach by Asciano for the purposes hereof)) which the Asciano Board, acting in good faith, and after receiving written legal advice from its external legal advisor and written advice from its financial advisor, determines:

	1	is reasonably capable of being valued and completed in a timely fashion taking into account all aspects of the Competing Proposal including any timing considerations, any conditions precedent or other matters affecting the probability of the Competing Proposal being completed, and the identity of the proponent;

	2	would, if completed substantially in accordance with its terms, be more favourable to Asciano Shareholders (as a whole) than the Transaction (as the Transaction has been amended or varied following application of the matching right set out in clause 11.4, if applicable), taking into account all terms and conditions of the Competing Proposal (including, consideration, conditionality, funding, certainty and timing).

For the avoidance of doubt, a Competing Proposal will not constitute a Superior Proposal if its terms and conditions are substantively similar to any proposal that Asciano received, negotiated or was otherwise involved with at any time before the date of this deed.

Tax Act	the Income Tax Assessment Act 1997 (Cth).

Third Party	a person other than Brookfield and its Associates.

Timetable	the indicative timetable for the implementation of the Transaction set out in Attachment 1.

Transaction	the acquisition of the Scheme Shares by Brookfield Sub through implementation of the Scheme in accordance with the terms of this deed.

USD/AUD Reference Rate	the USD/AUD Hedge Settlement Rate WM/Reuters USD/AUD (HSRA) with a specified time of 10:00 a.m. Sydney time.

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2	Interpretation

2.1	Interpretation

In this deed:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this deed;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency, as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to this deed;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re enactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this deed) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to the lawful currency of Australia;

(j)	a reference to any time is, unless otherwise indicated, a reference to that time in Sydney, New South Wales;

(k)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1.1 of this Schedule 1, has the same meaning when used in this deed;

(l)	a reference to a party to a document includes that party’s successors and permitted assignees;

(m)	no provision of this deed will be construed adversely to a party because that party was responsible for the preparation of this deed or that provision;

(n)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(o)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(p)	a reference to a body (including an institute, association or authority), other than a party to this deed, whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

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(q)	a reference to an agreement other than this deed includes a deed and any legally enforceable undertaking, agreement, arrangement or understanding, whether or not in writing;

(r)	a reference to liquidation or insolvency includes appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding up, dissolution, deregistration, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, or any similar procedure or, where applicable, changes in the constitution of any partnership or person, or death;

(s)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(t)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(u)	if an act prescribed under this deed to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day; and

(v)	a reference to the Listing Rules and the Operating Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

2.2	Interpretation of inclusive expressions

Specifying anything in this deed after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

2.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

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Schedule 2

Brookfield Representations and Warranties

Brookfield represents and warrants to Asciano (in its own right and separately as trustee or nominee for each of the other Asciano Indemnified Parties) that:

(a)	Brookfield Information: the Brookfield Information provided for inclusion in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Asciano Shareholders, will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion having being formed on a reasonable basis), including by way of omission from that statement;

(b)	basis of Brookfield Information: the Brookfield Information:

(1)	will be provided to Asciano in good faith and on the understanding that Asciano and each other Asciano Indemnified Party will rely on that information for the purposes of preparing the Scheme Booklet and proposing the Scheme; and

(2)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60 and the Listing Rules,

and all information provided by Brookfield to the Independent Expert will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(c)	new information: it will, as a continuing obligation, provide to Asciano all further or new information which arises after the Scheme Booklet has been despatched to Asciano Shareholders (other than Excluded Shareholders) until the date of the Scheme Meeting which is necessary to ensure that the Brookfield Information is not misleading or deceptive (including by way of omission);

(d)	validly existing: BIPL is a validly existing corporation registered under the laws of its place of incorporation and BIP is a limited partnership validly existing under the laws of the place of its formation;

(e)	authority: the execution and delivery of this deed has been properly authorised by all necessary corporate action of Brookfield;

(f)	power: BIPL has full capacity, corporate power and lawful authority to execute, deliver and perform this deed on behalf of BIP and no approvals of any BIPL or BIP securityholders are required to do so;

(g)	no default: this deed does not conflict with or result in the breach of or a default under:

(1)	any provision of the limited partnership agreement governing BIP, or the articles or by-laws of BIPL, as amended; or

(2)	any writ, order or injunction, judgment, law, rule or regulation to which it is party or subject or by which it or any other BIP Group Member is bound it is not otherwise bound by any agreement that would prevent or restrict it from entering into or performing this deed;

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(h)	deed binding: as a continuing obligation, this deed is a valid and binding obligation of BIPL in its capacity as general partner of BIP, enforceable in accordance with its terms;

(i)	continuous disclosure: on the date of this deed, the First Court Date, the date the Explanatory Memorandum is despatched, the date of the Scheme Meeting, and the Second Court Date, BIPL has complied in all material respects with its:

(1)	continued listing under the Toronto Stock Exchange Company Manual; and

(2)	disclosure and material information reporting obligations under the New York Stock Exchange Listed Company Manual; and

(3)	obligations to file with all applicable governmental entities true and complete copies of the public disclosure documents that Brookfield is required to file under applicable Canadian and U.S. securities laws, and, such documents, at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and Brookfield has not filed any confidential material change report with any applicable governmental entity which at the date hereof remains confidential;

(j)	capital structure: as a continuing obligation, its capital structure, including all issued securities as at the date of this deed, is as set out in Schedule 4 and it has not issued or granted (or agreed to issue or grant) any other securities, options, warrants, performance rights or other instruments which are still outstanding and may convert into BIP Interests other than as set out in Schedule 4 and it is not under any obligation to issue or grant, and no person has any right to call for the issue or grant of, any BIP Interests, options, warrants, performance rights or other securities or instruments in BIP;

(k)	Brookfield Sub: Brookfield Sub will be a BIP Group Member;

(l)	Insolvency Event or regulatory action: no Insolvency Event has occurred in relation to it , nor has any regulatory action of any nature of which it is aware been taken that would prevent or restrict its ability to fulfil its obligations under this deed;

(m)	compliance: each member of the BIP Group has complied in all material respects with all Australian and foreign laws and regulations applicable to them and orders of Australian and foreign Government Agencies having jurisdiction over them and have all material licenses, authorisations and permits necessary for them to conduct the business of the BIP Group as presently being conducted;

(n)	New BIP Interests: the New BIP Interests to be issued in accordance with clause 4.3 and the terms of the Scheme will be duly authorised and validly issued or transferred, fully paid and free of all security interests and third party rights and will rank equally with all other BIP Interests then on issue;

(o)	sufficient funding: Brookfield has sufficient cash reserves (whether from internal cash reserves or external debt and/or equity funding arrangements) available to it on an unconditional basis (excepting conditions under the control of Brookfield, or conditions relating to, or which will cease to apply or be satisfied following, Court approval) to meet its obligations to pay the Scheme Consideration in accordance with its obligations under this deed, the Scheme and the Deed Poll;

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(p)	Disclosure Materials: it has collated and prepared all of its Disclosure Materials in good faith in response to particular written requests for information from Asciano for the purposes of a due diligence process and in this context, as far as Brookfield is aware, its Disclosure Materials have been collated with all reasonable care and skill;

(q)	all information: it is not aware of any information relating to the BIP Group or its respective businesses or operations (having made reasonable enquiries) as at the date of this deed that has or could reasonably be expected to give rise to a Brookfield Material Adverse Change that has not been publicly disclosed in a document, schedule, report or form furnished or filed with the Canadian or U.S. securities regulatory authorities or included in its Disclosure Materials; and

(r)	not misleading: all information it has provided to the Independent Expert, pursuant to clause 5.2(c) or otherwise, or to Asciano, is accurate and not misleading in a material respect, and it has not omitted any information required to make the information provided to the Independent Expert or Asciano not misleading in a material respect.

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Schedule 3

Asciano Representations and Warranties

Asciano represents and warrants to Brookfield (in its own right and separately as trustee or nominee for each of the other Brookfield Indemnified Parties) that:

(a)	Asciano Information: the Asciano Information contained in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Asciano Shareholders, will not contain any statement which is materially misleading or deceptive (with any statement of belief or opinion having being formed on a reasonable basis), including by way of omission from that statement;

(b)	basis of Asciano Information: the Asciano Information:

(1)	will be prepared and included in the Scheme Booklet in good faith and on the understanding that Brookfield and each other Brookfield Indemnified Party will rely on that information for the purpose of determining to proceed with the Transaction; and

(2)	will comply in all material respects with the requirements of the Corporations Act, the Corporations Regulations, RG 60 and the Listing Rules,

and all information provided by Asciano to the Independent Expert will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing the Independent Expert’s Report;

(c)	new information: it will, as a continuing obligation (but in respect of the Brookfield Information, only to the extent that Brookfield provides Asciano with updates to the Brookfield Information), ensure that the Scheme Booklet is updated (or, if the parties agree, the market is otherwise informed by way of announcement) to include all further or new information which arises after the Scheme Booklet has been despatched to Asciano Shareholders (other than Excluded Shareholders) until the date of the Scheme Meeting which is necessary to ensure that the Scheme Booklet is not misleading or deceptive (including by way of omission);

(d)	validly existing: it is a validly existing corporation registered under the laws of its place of incorporation;

(e)	authority: the execution and delivery of this deed has been properly authorised by all necessary corporate action of Asciano;

(f)	power: it has full capacity, corporate power and lawful authority to execute, deliver and perform this deed;

(g)	no default: this deed does not conflict with or result in the breach of or a default under:

(1)	any provision of Asciano’s constitution; or

(2)	any writ, order or injunction, judgment, law, rule or regulation to which it is party or subject or by which it or any other Asciano Group Member is bound,

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Schedule 3 Representations and Warranties

and other than as Fairly Disclosed in its Disclosure Letter it is not otherwise bound by any agreement that would prevent or restrict it from entering into or performing this deed;

(h)	deed binding: as a continuing obligation, this deed is a valid and binding obligation of Asciano, enforceable in accordance with its terms;

(i)	continuous disclosure: on the date of this deed, the First Court Date, the date the Explanatory Memorandum is despatched, the date of the Scheme Meeting, and the Second Court Date, Asciano has complied in all material respects with its continuous disclosure obligations under Listing Rule 3.1 and it is not relying on the carve-out in Listing Rule 3.1A to withhold any material information from public disclosure;

(j)	capital structure: as a continuing obligation, its capital structure, including all issued securities as at the date of this deed, is as set out in Schedule 4 and Schedule 6 and it has not issued or granted (or agreed to issue or grant) any other securities, options, warrants, performance rights or other instruments which are still outstanding and may convert into Asciano Shares other than as set out in Schedule 4 and it is not under any obligation to issue or grant, and no person has any right to call for the issue or grant of, any Asciano Shares, options, warrants, performance rights or other securities or instruments in Asciano other than as Fairly Disclosed in its Disclosure Letter or this agreement or otherwise as required by this deed;

(k)	interest: any company, partnership, trust, joint venture or other enterprise in which Asciano or another Asciano Group Member owns or has a material interest in is as notified in writing by Asciano to Brookfield prior to entry into this deed;

(l)	Insolvency Event or regulatory action: no Insolvency Event has occurred in relation to it or another Asciano Group Member, nor has any regulatory action of any nature of which it is aware been taken that would prevent or restrict its ability to fulfil its obligations under this deed;

(m)	compliance: each member of the Asciano Group has complied in all material respects with all Australian and foreign laws and regulations applicable to them and orders of Australian and foreign Government Agencies having jurisdiction over them and have all material licenses, authorisations and permits necessary for them to conduct the business of the Asciano Group as presently being conducted;

(n)	advisors: it has provided fee estimates, which have been prepared in good faith and have a reasonable basis, for its advisors in relation to the Scheme and any Competing Proposals where such retainer or mandate is current, or under which the Asciano Group still has obligations;

(o)	Disclosure Materials: it has collated and prepared all of its Disclosure Materials in good faith in response to particular written requests for information from Brookfield for the purposes of a due diligence process and in this context, as far as Asciano is aware, its Disclosure Materials have been collated with all reasonable care and skill;

(p)	all information: it is not aware of any information relating to the Asciano Group or its respective businesses or operations (having made reasonable enquiries) as at the date of this deed that has or could reasonably be expected to give rise to an Asciano Material Adverse Change that has not been publicly disclosed in a document, schedule, report or form furnished or filed with ASX or ASIC or in its Disclosure Materials; and

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(q)	not misleading: all information it has provided to the Independent Expert, pursuant to clause 5.1(p) or otherwise, or to Brookfield, is accurate and not misleading in a material respect, and it has not omitted any information required to make the information provided to the Independent Expert or Brookfield not misleading in a material respect.

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Schedule  4

Capital details

Asciano Limited

Security	Total number on issue

Asciano Shares	975,385,664

Asciano Rights	As set out in Schedule 6

Brookfield Infrastructure Partners L.P.*

Security	Total number on issue

Redeemable Partnership Units	66,841,266

General Partnership Units	1,066,928

Limited Partnership Units (ie BIP Interests)	163,695,219

* As at 30 June 2015 (subject to subsequent changes as a result of BIP’s normal course issuer bid approved by TSX and as contemplated or permitted by this deed).

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Annexure C – Scheme Implementation Deed (cont)

Schedule  5

Third party consents

All approvals or consents which the parties have agreed in the Disclosure Letter are necessary to implement the Scheme in respect of the Port Botany container terminal site and the Port of Brisbane / Fisherman Island container terminal site.

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Schedule 6 Asciano Rights

Schedule 6

Asciano Rights

Asciano Right	Number of Asciano Rights granted and outstanding, or anticipated to be granted and outstanding, prior to the Effective Date	Number of Asciano Rights which may vest and/or in respect of which restrictions on exercise may be waived on or prior to the Effective Date	Number of Asciano Rights to lapse or be cancelled on or prior to the Effective Date
FY13 Long Term Incentive Plan	480,871	480,871	0
FY14 Long Term Incentive Plan	860,401	848,513	11,888
FY15 Long Term Incentive Plan	867,855	857,851	10,004
FY16 Long Term Incentive Plan	652,157	108,693	543,464
FY 14 Short Term Incentive Plan – Tranche 2	207,959	207,959	0
FY 15 Short Term Incentive Plan – Tranche 1	173,174	173,174	0
FY 15 Short Term Incentive Plan – Tranche 2	173,172	173,172	0
Total	3,415,589	2,850,233	565,356

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Signing page

Signed and delivered for
Brookfield Infrastructure Partners L.P
by its general partner
Brookfield Infrastructure Partners Limited by:
sign here Company Secretary
print name JANE SHEERE
Signed sealed and delivered by
Aaclano Limited by sign here
Company Secretary/Director print name
sign here Director print name

Signing page
Executed as a deed
Signed and delivered for
Brookfield Infrastructure Partners, L.P
by its general partner
Brookfield Infrastructure Partners Limited
by:
sign here
Company Secretary/Director
print name
Signed sealed and delivered by Asciano Limited
by
sign here
Company Secretary/Director
print name MALCOLM BROOM HEAD sign here
Director
print name JOHN MULLEN

Annexure C – Scheme Implementation Deed (cont)

Attachment 1

Indicative Timetable

Event	Date

Announcement and signing of scheme implementation deed	18 August

Scheme Booklet provided to ASIC in draft	7 September

First Court Date	28 September

Scheme Meeting	10 November

Second Court hearing	17 November

Effective Date	18 November

Special Dividend Record Date	25 November

Special Dividend Payment Date	30 November

Election Date	30 November

Scheme Record Date	2 December

Implementation Date	9 December

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Annexure C – Scheme Implementation Deed (cont)

Attachment 2

Scheme of arrangement
[Attached]

asciano scheme booklet 431

D. Annexure D – Scheme of Arrangement

asciano

432 asciano scheme booklet

D. Annexure D – Scheme of Arrangement 432 asciano scheme booklet

Annexure D – Scheme of Arrangement

Scheme of arrangement

Asciano Limited

Scheme Shareholders

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Annexure D – Scheme of Arrangement (cont)

Scheme of arrangement

This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties

Asciano	Asciano Limited ACN 123 652 862 of Level 6, 15 Blue Street, North Sydney, NSW 2060

The Scheme Shareholders

1	Definitions, interpretation and scheme components

1.1	Definitions

Schedule 1 contains definitions used in this Scheme.

1.2	Interpretation

Schedule 1 contains interpretation rules for this Scheme.

1.3	Scheme components

This Scheme includes any schedule to it.

2	Preliminary matters

(a)	Asciano is a public company limited by shares, registered in Victoria, and has been admitted to the official list of the ASX. Asciano Shares are quoted for trading on the ASX.

(b)	As at 18 August 2015:

(1)	975,385,664 Asciano Shares were on issue; and

(2)	it is anticipated that up to 2,850,233 Asciano Rights will vest and become Asciano Shares prior to the Scheme becoming Effective.

(c)	BIP is a Bermudan exempted limited partnership and its BIP Interests trade on the New York Stock Exchange and the Toronto Stock Exchange.

(d)	Acquirer, an entity controlled by BIP, is a company limited by shares registered in Victoria.

(e)	If this Scheme becomes Effective:

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3 Conditions

(1)	BIP and Acquirer must provide or procure the provision of the Scheme Consideration to the Scheme Shareholders in accordance with the terms of this Scheme and the Deed Poll; and

(2)	subject to provision of the Scheme Consideration, all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date, must be transferred to Acquirer and Asciano will enter the name of Acquirer in the Share Register in respect of the Scheme Shares.

(f)	Asciano and BIP have agreed, by executing the Implementation Deed, to implement this Scheme.

(g)	This Scheme attributes actions to BIP and Acquirer but does not itself impose an obligation on them to perform those actions. BIP and Acquirer have agreed, by executing the Deed Poll, to perform the actions attributed to them under this Scheme, including provision or procuring the provision of the Scheme Consideration to the Scheme Shareholders.

3	Conditions

3.1	Conditions precedent

This Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	all the conditions in clause 3.1 of the Implementation Deed (other than the condition in the Implementation Deed relating to Court approval of this Scheme) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date;

(b)	neither the Implementation Deed nor the Deed Poll having been terminated in accordance with their terms before 8.00am on the Second Court Date;

(c)	approval of this Scheme by the Court under paragraph 411(4)(b) of the Corporations Act, including with any alterations made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by BIP and Asciano;

(d)	such other conditions made or required by the Court under subsection 411(6) of the Corporations Act in relation to this Scheme and agreed to by BIP and Asciano having been satisfied or waived; and

(e)	the orders of the Court made under paragraph 411(4)(b) (and, if applicable, subsection 411(6)) of the Corporations Act approving this Scheme coming into effect, pursuant to subsection 411(10) of the Corporations Act, on or before the End Date.

3.2	Certificate

(a)	Asciano and BIP will provide to the Court on the Second Court Date a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived as at 8.00am on the Second Court Date.

(b)	The certificate referred to in clause 3.2(a) constitutes conclusive evidence that such conditions precedent were satisfied, waived or taken to be waived.

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4 Implementation of this Scheme

3.3	End Date

This Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Implementation Deed or the Deed Poll is terminated in accordance with its terms, unless Asciano and BIP otherwise agree in writing.

4	Implementation of this Scheme

4.1	Lodgement of Court orders with ASIC

If the conditions precedent set out in clause 3.1 of this Scheme (other than the condition precedent in clause 3.1(e) of this Scheme) are satisfied, Asciano must lodge with ASIC, in accordance with subsection 411(10) of the Corporations Act, an office copy of the Court order approving this Scheme as soon as possible after the Court approves this Scheme and in any event by 5.00pm on the first Business Day after the day on which the Court approves this Scheme.

4.2	Transfer of Scheme Shares

On the Implementation Date:

(a)	subject to the provision of the Scheme Consideration in the manner contemplated by clause 5 and BIP having provided Asciano with written confirmation thereof, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, must be transferred to Acquirer, without the need for any further act by any Scheme Shareholder (other than acts performed by Asciano as attorney and agent for Scheme Shareholders under clause 8.5), by:

(1)	Asciano delivering to Acquirer a duly completed Scheme Transfer, executed on behalf of the Scheme Shareholders by Asciano, for registration; and

(2)	Acquirer duly executing the Scheme Transfer, attending to the stamping of the Scheme Transfer (if required) and delivering it to Asciano for registration; and

(b)	immediately following receipt of the Scheme Transfer in accordance with clause 4.2(a)(2), but subject to the stamping of the Scheme Transfer (if required), Asciano must enter, or procure the entry of, the name of Acquirer in the Share Register in respect of all the Scheme Shares transferred to Acquirer in accordance with this Scheme.

5	Scheme Consideration

5.1	Election

(a)	A Scheme Shareholder may make an election (Election) to receive one of:

(1)	Standard Consideration;

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5 Scheme Consideration

(2)	Maximum Cash Consideration; or

(3)	Maximum Scrip Consideration,

for all of their Scheme Shares by completing the Election Form, such Election being subject to the terms of this Scheme including without limitation clauses 5.5, 5.6, 5.7, and 5.11.

(b)	A Scheme Shareholder:

(1)	may elect (as part of their Election, by completing the relevant part of the Election Form) to have a number of BIP CDIs (up to a maximum of 400) included in the Scheme Consideration to which it will become entitled in accordance with the terms of this Scheme sold on its behalf pursuant to the Sale Facility; and

(2)	will be deemed to have elected to have the total scrip component of the Scheme Consideration to which it will become entitled in accordance with the terms of this Scheme sold on its behalf pursuant to the Sale Facility, if:

(A)	that total scrip component comprises a number of BIP CDIs that is a Small Parcel; and

(B)	the Scheme Shareholder has not completed the appropriate section of the Election Form indicating that they wish to receive their total scrip component even where it comprises a number of BIP CDIs that a Small Parcel.

(c)	Subject to clause 5.1(j), for an Election to be valid:

(1)	the Scheme Shareholder must complete and sign the Election Form in accordance with the instructions in the Scheme Booklet and on the Election Form; and

(2)	the Election Form must be received by the Asciano Registry before the Election Time at the address specified by Asciano in the Scheme Booklet and on the Election Form.

(d)	An Election made by a Scheme Shareholder, whether valid or not, will be irrevocable unless BIP in its discretion agrees to the revocation of the Election (such discretion to be exercised fairly and equitably having regard to the circumstances at the time).

(e)	If:

(1)	a valid Election is not made by a Scheme Shareholder; or

(2)	no Election is made by a Scheme Shareholder,

then that Scheme Shareholder will be deemed to have elected to receive Standard Consideration in respect of all of their Scheme Shares.

(f)	Subject to clause 5.1(g) (and except to the extent that a Scheme Shareholder has made an Election to sell BIP CDIs to which it is entitled under the Sale Facility in accordance with clause 5.1(b)(1)), an Election made or deemed to be made by a Scheme Shareholder under this clause 5.1 will be deemed to apply in respect of the Scheme Shareholder’s entire registered holding of Scheme Shares at the Scheme Record Date, regardless of whether the Scheme Shareholder’s holding of Scheme Shares at the Scheme Record Date is greater or less than the Scheme Shareholder’s holding at the time it made its Election.

(g)	A Scheme Shareholder who is noted on the Share Register as holding one or more parcels of Asciano Shares as trustee or nominee for, or otherwise on account of, another person, may in the manner considered appropriate by

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5 Scheme Consideration

Asciano and BIP (acting reasonably including after consultation with the Asciano Registry), make separate Elections under this clause 5.1 in relation to each of those parcels of Asciano Shares (subject to it providing to Asciano and BIP any substantiating information they reasonably require), and an Election made in respect of any such parcel, or an omission to make an Election in respect of any such parcel, will not be taken to extend to the other parcels.

(h)	Subject to clauses 5.1(i) and 5.1(j), an Election Form will not be valid unless it is completed and received in accordance with the procedures set out in clause 5.1(c).

(i)	BIP will determine, in its sole discretion, all questions as to the correct completion of an Election Form, and time of receipt of an Election Form. BIP is not required to communicate with any Scheme Shareholder prior to making this determination. The determination of BIP will be final and binding on the Scheme Shareholder.

(j)	Notwithstanding clause 5.1(c), BIP may, in its sole discretion, at any time and without further communication to Scheme Shareholder, deem any Election Form it receives from a Scheme Shareholder to be a valid Election in respect of the relevant Scheme Shares, even if a requirement for a valid Election has not been complied with.

5.2	Standard Consideration

If a Scheme Shareholder elects or is deemed to have elected to receive Standard Consideration then, subject to clauses 5.5, 5.6 and 5.7, the Scheme Shareholder will be entitled to receive for each Scheme Share held by that Scheme Shareholder at the Scheme Record Date:

(a)	a cash amount equal to $6.9439 less the Special Dividend Amount; and

(b)	0.0387 BIP CDIs.

5.3	Maximum Cash Consideration

(a)	If a Scheme Shareholder elects to receive Maximum Cash Consideration, the Scheme Shareholder will be entitled to receive for each Scheme Share held by that Scheme Shareholder at the Scheme Record Date:

(1)	if the Available Cash Consideration is not required by clause 5.3(b) to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration, the Ex-Dividend Implied Offer Value in cash per Scheme Share; and

(2)	if the Available Cash Consideration is required by clause 5.3(b) to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration:

(A)	an amount of cash per Scheme Share calculated as follows (which shall include any fraction of a cent arising from the calculation), provided that such amount is not to exceed the Ex-Dividend Implied Offer Value per Scheme Share:

A ÷ B

Where:

A = the Available Cash Consideration;

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5 Scheme Consideration

B = the total number of Scheme Shares held at the Record Date by all Scheme Shareholders who elect Maximum Cash Consideration; and

(B)	a number of BIP CDIs per Scheme Share calculated as follows (which shall include any fraction of a BIP CDI arising from the calculation):

(Ex-Dividend Implied Offer Value – X) ÷ Y

Where:

X = the amount of cash per Scheme Share determined in accordance with clause 5.3(a)(2)(A); and

Y = the Fixed AUD Value of a BIP CDI.

(b)	For the purpose of this clause 5.3, the Available Cash Consideration is required to be pro rated amongst Scheme Shareholders who elect Maximum Cash Consideration if the amount determined by multiplying the Ex-Dividend Implied Offer Value by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Cash Consideration exceeds the Available Cash Consideration.

5.4	Maximum Scrip Consideration

(a)	If a Scheme Shareholder elects to receive Maximum Scrip Consideration then, subject to clauses 5.5, 5.6 and 5.7, the Scheme Shareholder will be entitled to receive for each Scheme Share held by that Scheme Shareholder at the Scheme Record Date:

(1)	if the Available Scrip Consideration is not required to be pro rated by clause 5.4(b) amongst Scheme Shareholders who elect Maximum Scrip Consideration, a number of BIP CDIs per Scheme Share equal to the Scrip Equivalent of Ex-Dividend Implied Offer Number; and

(2)	if the Available Scrip Consideration is required by clause 5.4(b) to be pro rated amongst Scheme Shareholders who elect Maximum Scrip Consideration:

(A)	a number of BIP CDIs per Scheme Share calculated as follows (which shall include any fraction of a BIP CDI arising from the calculation), provided that such number is not to exceed the Scrip Equivalent of Ex-Dividend Implied Offer Number:

A ÷ B

Where:

A = the Available Scrip Consideration;

B = the total number of Scheme Shares held at the Record Date by all Scheme Shareholders who elect Maximum Scrip Consideration; and

(B)	an amount of cash per Scheme Share calculated as follows (which shall include any fraction of a cent arising from the calculation):

Ex-Dividend Implied Offer Value – (X × Y)

Where:

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Annexure D – Scheme of Arrangement (cont)

5 Scheme Consideration

X = the number of BIP CDIs per Scheme Share determined in accordance with clause 5.4(a)(2)(A); and

Y = the Fixed AUD Value of a BIP CDI.

(b)	For the purpose of this clause 5.4, the Available Scrip Consideration is required to be pro rated amongst Scheme Shareholders who elect Maximum Scrip Consideration if the number of BIP CDIs determined by multiplying the Scrip Equivalent of Ex-Dividend Implied Offer Number by the total number of Scheme Shares held by all Scheme Shareholders who elect Maximum Scrip Consideration exceeds the Available Scrip Consideration.

5.5	Fractions and splitting

(a)	Subject to clause 5.5(b), any entitlement of a Scheme Shareholder under this Scheme (including under clause 5.3(a)(2)(B) or clause 5.4(a)(2)(A)) to be provided a fraction of a BIP CDI will be rounded down to the nearest whole number of BIP CDIs (but only after applying the Scheme Shareholder’s entitlement (prior to rounding) to its entire holding of Scheme Shares). The total number of BIP CDIs represented by all fractions of BIP CDIs that, but for this clause 5.5(a), Scheme Shareholders would have been entitled to under this Scheme must be dealt with in accordance with clause 5.7.

(b)	Fractions of BIP CDIs which a Scheme Shareholder would have been provided but for an Election, or deemed election, under clause 5.1(b), or but for clause 5.6, will be dealt with, along with the rest of that Scheme Shareholder’s entitlement to BIP CDIs in respect of which it has made an Election or been deemed to have made an election (if any), in accordance with clause 5.7.

(c)	Any cash amount payable to a Scheme Shareholder under this Scheme must be rounded to the nearest whole cent (but only after applying the Scheme Shareholder’s entitlement (prior to rounding) to its entire holding of Scheme Shares).

(d)	If BIP is of the opinion, formed reasonably, that several Scheme Shareholders, each of which holds a holding of Asciano Shares have, before the Scheme Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Shareholder’s entitlement to the Scheme Consideration, or otherwise in connection with the Scheme (including the maximum number of BIP CDIs in respect of which an Election under clause 5.1(b)(1) may be made), BIP may direct Asciano to give notice to those Scheme Shareholders:

(1)	setting out the names and Registered Addresses of all of them;

(2)	stating that opinion; and

(3)	attributing to one of them specifically identified in the notice the Asciano Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of this Scheme, be taken to hold all those Asciano Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of this Scheme, be taken to hold no Asciano Shares.

5.6	Ineligible Foreign Shareholders

BIP will be under no obligation to provide or cause to be provided, and must not provide, any BIP CDIs under this Scheme to any Ineligible Foreign Shareholder and, instead,

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subject to clause 5.11, must procure that those BIP CDIs (including fractions of BIP CDIs) which, but for this clause 5.6, would be required to be so provided are dealt with on behalf of the Ineligible Foreign Shareholders in accordance with clause 5.7.

5.7	Sale Facility

(a)	BIP CDIs:

(1)	to which a Scheme Shareholder is entitled, but in respect of which an Election, or deemed Election, under clause 5.1(b) has been made or otherwise operates;

(2)	that are required to be dealt with under this clause by clause 5.5(a); or

(3)	that are required to be dealt with under this clause by clause 5.6,

must not be provided to the relevant Scheme Shareholder and, instead, must be provided to the Sale Agent by BIP, or caused to be provided to the Sale Agent by BIP, on or before the Implementation Date (rounded down after being aggregated, if necessary, to the nearest whole number) (together, the Sale Securities) and subsequently sold in accordance with this clause 5.7. For the avoidance of doubt, if a Scheme Shareholder makes an Election under clause 5.1(b)(1) in respect of a greater number of BIP CDIs than that number of BIP CDIs that the Scheme Shareholder is entitled to receive under this Scheme (in the absence of the operation of that Election), then that Election will be taken to apply to all of those BIP CDIs that the Scheme Shareholder is entitled to receive under this Scheme.

(b)	The Sale Facility will only be available in respect of BIP CDIs provided to the Sale Agent in the circumstances referred to in clause 5.7(a). Any purported election by a Scheme Shareholder to participate in the Sale Facility in any other circumstance will, unless BIP elects otherwise, be invalid and not recognised for any purpose.

(c)	BIP must procure that as soon as practicable after the Implementation Date and, in any event, not more than 15 Business Days after the Implementation Date, the Sale Agent, in consultation with BIP, sells or procures the sale of all the Sale Securities in the ordinary course of trading on ASX in such manner, at such price or prices and on such other terms as the Sale Agent determines in good faith (and so that the Sale Agent may in its sole discretion convert BIP CDIs to BIP Interests and sell those BIP Interests in the ordinary course of trading on the Toronto Stock Exchange, rather than selling some or all of the BIP CDIs on ASX, if it considers that doing so may achieve a better sale price net of any applicable costs, and any such sales will be treated as sales of BIP CDIs for the purposes of the Sale Facility), and remits to Asciano the proceeds of the sale (if applicable, converted into Australian dollars in such manner, at such price or prices and on such other terms as the Sale Agent determines in good faith) (Gross Proceeds).

(d)	Promptly after receiving the Gross Proceeds in respect of the sale of all of the BIP CDIs referred to in clause 5.7(a), Asciano must pay, or procure the payment, to each Selling Scheme Shareholder (in accordance with this clause 5.7) an amount calculated as follows:

A ÷ B × C

Where:

A = the Gross Proceeds (less any applicable brokerage, taxes, duty, currency conversion costs and other costs and charges);

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B = the total number of BIP CDIs provided to the Sale Agent under clause 5.7(a); and

C = the number of BIP CDIs provided to the Sale Agent under clause 5.7(a) in respect of that Selling Scheme Shareholder (which, for the avoidance of doubt, may be or include a fraction of a BIP CDI).

(e)	None of BIP, Asciano or the Sale Agent gives any assurance as to the price that will be achieved for the sale of BIP CDIs described in clause 5.7(a). The sale of BIP CDIs under this clause 5.7 will be at the risk of the Selling Scheme Shareholder.

(f)	Asciano must make or procure the making of payments to Selling Scheme Shareholders under clause 5.7(d) by either (in the absolute discretion of Asciano):

(1)	where a Selling Scheme Shareholder has, before the Scheme Record Date, made a valid election in accordance with the requirements of the Asciano Registry to receive dividend payments from Asciano by electronic funds transfer to a bank account nominated by the Selling Scheme Shareholder, paying, or procuring the payment of, the relevant amount in Australian currency by electronic means in accordance with that election; or

(2)	otherwise, whether or not the Selling Scheme Shareholder has made an election referred to in clause 5.7(f)(1), dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian currency to the Selling Scheme Shareholder by prepaid post to their Registered Address (as at the Scheme Record Date), such cheque being drawn in the name of the Selling Scheme Shareholder (or in the case of joint holders, in accordance with the procedures set out in clause 5.11).

(g)	If Asciano receives professional advice that any withholding or other tax is required by law to be withheld from a payment to a Selling Scheme Shareholder, Asciano is entitled to withhold the relevant amount before making the payment to the Selling Scheme Shareholder (and payment of the reduced amount shall be taken to be full payment of the relevant amount for the purposes of this Scheme, including clause 5.7(d)). Asciano must pay any amount so withheld to the relevant taxation authorities within the time permitted by law, and, if requested in writing by the relevant Selling Scheme Shareholder, provide a receipt or other appropriate evidence of such payment (or procure the provision of such receipt or other evidence) to the relevant Selling Scheme Shareholder.

(h)	Payment of an amount to a Selling Scheme Shareholder in accordance with this clause 5.7 will be in full satisfaction of the obligations of BIP, Acquirer and Asciano to the Selling Scheme Shareholder under the Scheme in respect of:

(1)	in the case of an Ineligible Foreign Shareholder or a Scheme Shareholder who is deemed to have made the election in clause 5.1(b)(2), the scrip component of that Selling Scheme Shareholder’s Scheme Consideration;

(2)	in the case of a Scheme Shareholder who has made the Election in clause 5.1(b)(1), the BIP CDIs of that Selling Scheme Shareholder the subject of that Election; and

(3)	otherwise, any entitlement to a fraction of a BIP CDI comprising part of the scrip component of that Selling Scheme Shareholders’ Scheme Consideration.

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(i)	Where the provision of BIP CDIs to which a Scheme Shareholder would otherwise be entitled under this Scheme would result in a breach of law:

(1)	BIP will provide the maximum possible number of BIP CDIs to the Scheme Shareholder without giving rise to such a breach; and

(2)	any further BIP CDIs to which that Scheme Shareholder is entitled, but the provision of which BIP CDIs to the Scheme Shareholder would give rise to such a breach, will instead be provided to the Sale Agent and dealt with under the preceding provisions in this clause 5.7, as if a reference to Selling Scheme Shareholders also included that Scheme Shareholder and references to that person’s BIP CDIs in that clause were limited to the BIP CDIs provided to the Sale Agent under this clause.

5.8	Provision of Scheme Consideration

(a)	The Scheme Consideration in respect of each Scheme Share is either:

(1)	Standard Consideration;

(2)	Maximum Cash Consideration; or

(3)	Maximum Scrip Consideration,

(b)	Each Scheme Shareholder is entitled to receive one of Standard Consideration, Maximum Cash Consideration or Maximum Scrip Consideration in respect of each Scheme Share held by that Scheme Shareholder, subject to the terms of this Scheme (including the operation of the Sale Facility).

5.9	Provision of cash component of Scheme Consideration

(a)	BIP must, and Asciano must use its best endeavours to procure that BIP does, by no later than the Business Day before the Implementation Date, deposit in cleared funds an amount equal to the aggregate amount of the cash component of the Scheme Consideration payable to Scheme Shareholders in an Australian dollar denominated trust account operated by Asciano as trustee for the Scheme Shareholders (provided that any interest on the amounts deposited (less bank fees and other charges) will be credited to BIP’s account).

(b)	On the Implementation Date, subject to funds having been deposited in accordance with clause 5.9(a), Asciano must pay or procure the payment, from the trust account referred to in clause 5.9(a), to each Scheme Shareholder such amount of cash from the cash component of the Scheme Consideration as that Scheme Shareholder is entitled under this clause 5 (if any).

(c)	The obligations of Asciano under clause 5.9(b) will be satisfied by Asciano (in its absolute discretion):

(1)	where a Scheme Shareholder has, before the Scheme Record Date, made a valid election in accordance with the requirements of the Asciano Registry to receive dividend payments from Asciano by electronic funds transfer to a bank account nominated by the Scheme Shareholder, paying, or procuring the payment of, the relevant amount in Australian currency by electronic means in accordance with that election; or

(2)	otherwise, whether or not the Scheme Shareholder has made an election referred to in clause 5.9(c)(1), dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian currency to the Scheme Shareholder by prepaid post to their Registered Address

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(as at the Scheme Record Date), such cheque being drawn in the name of the Scheme Shareholder (or in the case of joint holders, in accordance with the procedures set out in clause 5.11).

(d)	To the extent that, following satisfaction of Asciano’s obligations under clause 5.9(b), there is a surplus in the amount held by Asciano as trustee for the Scheme Shareholders in the trust account referred to in that clause (after taking into account any funds required to satisfy any outstanding cheques issued in accordance with this clause 5.9 and any obligations under clause 5.12), that surplus shall be paid by Asciano to BIP.

5.10	Provision of scrip component of Scheme Consideration in the form of BIP CDIs

BIP must, subject to clauses 5.5, 5.6, 5.7 and 5.11:

(a)	on or before the Implementation Date:

(1)	issue, and provide or cause to be provided to CDN, to be held on trust that number of New BIP Interests that will enable BIP CDIs to be provided to Scheme Shareholders as envisaged by clause 5.10(b) on the Implementation Date;

(2)	procure that the name and address of CDN is entered in the BIP Registry in respect of those New BIP Interests; and

(3)	procure that a share certificate or holding statement (or equivalent document) in the name of CDN is sent to CDN representing those New BIP Interests;

(b)	procure that on the Implementation Date:

(1)	the BIP CDIs to which each Scheme Shareholder is entitled under this clause 5 (if any, and taking into account the impact of the Sale Facility) are provided to such Scheme Shareholder; and

(2)	the name and address of each such Scheme Shareholder is entered in the CDI Registry as the holder of the BIP CDIs issued to that Scheme Shareholder on the Implementation Date; and

(c)	procure that on or before the date that is two Business Days after the Implementation Date, a holding statement (or equivalent document) is sent to the Registered Address of each Scheme Shareholder to whom BIP CDIs are provided in accordance with clause 5.10(b) representing the number of BIP CDIs provided to that Scheme Shareholder pursuant to this Scheme, except that in the case of BIP CDIs comprising Sale Securities, to be issued under this clause 5 in respect of Scheme Consideration due to Selling Scheme Shareholders, BIP must:

(d)	on or before the Implementation Date provide or procure the provision of the Sale Securities to the Sale Agent and procure that the name and address of the Sale Agent is entered in the CDI Registry in respect of those Sale Securities;

(e)	procure that on or before the date that is two Business Days after the Implementation Date, a share certificate or holding statement (or equivalent document) is sent to the Sale Agent representing the number of Sale Securities provided it pursuant to this Scheme; and

(f)	procure that the Sale Agent sells those Sale Securities on behalf of the Selling Scheme Shareholders in accordance with clause 5.7.

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5 Scheme Consideration

5.11	Joint holders

In the case of Scheme Shares held in joint names:

(a)	subject to clause 5.9(c), any amount comprising the cash component of the Scheme Consideration payable in respect of those Scheme Shares is payable to the joint holders and any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to either, at the sole discretion of Asciano, the holder whose name appears first in the Share Register as at the Scheme Record Date or to the joint holders;

(b)	any BIP CDIs to be provided under this Scheme must be provided to and registered in the names of the joint holders; and

(c)	any other document required to be sent under this Scheme, will be forwarded to either, at the sole discretion of Asciano, the holder whose name appears first in the Share Register as at the Scheme Record Date or to the joint holders.

5.12	Unclaimed monies

(a)	Asciano may cancel a cheque issued under this clause 5 if the cheque:

(1)	is returned to Asciano; or

(2)	has not been presented for payment within six months after the date on which the cheque was sent.

(b)	During the period of 12 months commencing on the Implementation Date, on request in writing from a Scheme Shareholder to Asciano (or the Asciano Registry) (which request may not be made until the date which is 20 Business Days after the Implementation Date), Asciano must reissue a cheque that was previously cancelled under this clause 5.12.

(c)	The Unclaimed Money Act 2008 (Vic) will apply in relation to any Scheme Consideration which becomes ‘unclaimed money’ (as defined in section 3 of the Unclaimed Money Act 2008 (Vic)).

5.13	Orders of a court or Government Agency

If written notice is given to Asciano (or the Asciano Registry) of an order or direction made by a court of competent jurisdiction or by another Government Agency that:

(a)	requires consideration to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable or required to be provided to that Scheme Shareholder by Asciano in accordance with this clause 5, then Asciano shall be entitled to procure that provision of that consideration is made in accordance with that order or direction; or

(b)	prevents Asciano from providing consideration to any particular Scheme Shareholder in accordance with clause 5, or the payment or issuance of such consideration is otherwise prohibited by applicable law, Asciano shall be entitled to (as applicable):

(1)	retain an amount, in Australian dollars, equal to the cash component of the Scheme Consideration to which that Scheme Shareholder would otherwise be entitled to under this clause 5; and

(2)	direct BIP not to issue to CDN such number of New BIP Interests as underlie the BIP CDIs that Scheme Shareholder would otherwise be entitled to under this clause 5, and to use its reasonable endeavours

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to prevent CDN from issuing those BIP CDIs to that Scheme Shareholder,

until such time as provision of the consideration in accordance with this clause 5 is permitted by that order or direction or otherwise by law.

5.14	Status of New BIP Interests and BIP CDIs

Subject to this Scheme becoming Effective, BIP must:

(a)	issue the New BIP Interests required to be issued by it under this Scheme on terms such that each such New BIP Interest will rank equally in all respects with each existing BIP Interest (provided that they will not carry any entitlement to the BIP Permitted Distributions);

(b)	ensure that each such New BIP Interest is duly and validly issued in accordance with all applicable laws and BIP’s constituent documents, fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under BIP’s constituent documents);

(c)	cause CDN to provide BIP CDIs in respect of such New BIP Interests and ensure that each such BIP CDI is duly and validly issued in accordance with all applicable laws; and

(d)	use all reasonable endeavours to ensure that:

(1)	such New BIP Interests are approved for listing and trading on the New York Stock Exchange and the Toronto Stock Exchange and that trading in them commences on the New York Stock Exchange and the Toronto Stock Exchange on the first trading day of each exchange following the date this Scheme becomes Effective (or such later date as the New York Stock Exchange or the Toronto Stock Exchange requires); and

(2)	such BIP CDIs are, from the Business Day following the date this Scheme becomes Effective (or such later date as ASX requires), quoted for trading on the ASX initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

5.15	Total Scheme Consideration

(a)	Subject to clause 5.15 (b), to avoid doubt and notwithstanding any other provision of this Scheme, no more than a total of the Total Cash Pool and a total of the Total Scrip Pool (collectively, the Total Scheme Consideration) will be provided by BIP and Acquirer as Scheme Consideration, and if for any reason a greater total amount or total number of BIP CDIs would (but for this clause 5.15) be required to be provided by BIP or Acquirer under this Scheme, the requirement (or requirements) for provision of the same will be reduced (in such manner as Asciano and BIP consider equitable) to ensure that no more than the Total Scheme Consideration is provided.

(b)	The limitation in clause 5.15(a) will not apply to the extent that a greater total amount of cash or total number of BIP CDIs than the Total Scheme Consideration would be required to be provided by BIP or Acquirer under this Scheme due to any rounding applied in the application of the formulae contained in the definitions of Fixed AUD Value of a BIP CDI, Ex-Dividend Implied Offer Value or Scrip Equivalent of Ex-Dividend Implied Offer Number or in accordance with clause 5.5 and the requirement (or requirements) for provision of Scheme Consideration will be increased (in such manner as Asciano and BIP consider equitable) to take account of such issues.

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6 Dealings in Asciano Shares

6	Dealings in Asciano Shares

6.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Asciano Shares or other alterations to the Share Register will only be recognised by Asciano if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Share Register as the holder of the relevant Asciano Shares on or before the Scheme Record Date; and

(b)	in all other cases, registrable transfer or transmission applications in respect of those dealings, or valid requests in respect of other alterations, are received on or before the Scheme Record Date at the place where the Share Register is kept, and Asciano must not accept for registration, nor recognise for any purpose (except a transfer to Acquirer pursuant to this Scheme and any subsequent transfer by Acquirer or its successors in title), any transfer or transmission application or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

6.2	Register

(a)	Asciano must register registrable transmission applications or transfers of the Scheme Shares in accordance with clause 6.1(b) before the Scheme Record Date provided that, for the avoidance of doubt, nothing in this clause 6.2(a) requires Asciano to register a transfer that would result in an Asciano Shareholder holding a parcel of Asciano Shares that is less than a ‘marketable parcel’ (for the purposes of this clause 6.2(a) ‘marketable parcel’ has the meaning given in the Operating Rules).

(b)	If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Scheme Shares or any interest in them on or after the Scheme Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and Asciano shall be entitled to disregard any such disposal.

(c)	For the purpose of determining entitlements to the Scheme Consideration, Asciano must maintain the Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration has been paid to the Scheme Shareholders. The Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d)	All statements of holding for Asciano Shares (other than statements of holding in favour of Acquirer) will cease to have effect after the Scheme Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Share Register (other than entries on the Share Register in respect of Acquirer) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Asciano Shares relating to that entry.

(e)	As soon as possible on or after the Scheme Record Date, and in any event within one Business Day after the Scheme Record Date, Asciano will ensure that details of the names, Registered Addresses and holdings of Asciano Shares for each Scheme Shareholder as shown in the Share Register are available to BIP in the form BIP reasonably requires.

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7 Quotation of Asciano Shares

7	Quotation of Asciano Shares

(a)	Asciano must apply to ASX to suspend trading on the ASX in Asciano Shares with effect from the close of trading on the Effective Date.

(b)	On a date after the Implementation Date to be determined by BIP, Asciano must apply:

(1)	for termination of the official quotation of Asciano Shares on the ASX; and

(2)	to have itself removed from the official list of the ASX.

8	General Scheme provisions

8.1	Consent to amendments to this Scheme

If the Court proposes to approve this Scheme subject to any alterations or conditions:

(a)	Asciano may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BIP has consented; and

(b)	each Scheme Shareholder agrees to any such alterations or conditions which Asciano has consented to.

8.2	Scheme Shareholders’ agreements and warranties

(a)	Each Scheme Shareholder:

(1)	agrees to the transfer of their Asciano Shares together with all rights and entitlements attaching to those Asciano Shares in accordance with this Scheme;

(2)	agrees to the variation, cancellation or modification of the rights attached to their Asciano Shares constituted by or resulting from this Scheme;

(3)	agrees to, on the direction of BIP, destroy any holding statements or share certificates relating to their Asciano Shares;

(4)	who is issued BIP CDIs under this Scheme agrees to become a holder of BIP CDIs; and

(5)	acknowledges that this Scheme binds Asciano and all Scheme Shareholders (including those who do not attend the Scheme Meeting and those who do not vote, or vote against this Scheme, at the Scheme Meeting).

(b)	Each Scheme Shareholder is taken to have warranted to Asciano and Acquirer on the Implementation Date, and appointed and authorised Asciano as its attorney and agent to warrant to Acquirer on the Implementation Date, that all their Asciano Shares (including any rights and entitlements attaching to those shares) which are transferred under this Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the Personal Property Securities Act 2009 (Cth)) and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Asciano

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8 General Scheme provisions

Shares to Acquirer together with any rights and entitlements attaching to those shares. Asciano undertakes that it will provide such warranty to Acquirer as agent and attorney of each Scheme Shareholder.

8.3	Title to and rights in Scheme Shares

(a)	To the extent permitted by law, the Scheme Shares (including all rights and entitlements attaching to the Scheme Shares) transferred under this Scheme to Acquirer will, at the time of transfer of them to Acquirer, vest in Acquirer free from all mortgages, charges, liens, encumbrances, pledges, security interests (including any ‘security interests’ within the meaning of section 12 of the Personal Property Securities Act 2009 (Cth)) and interests of third parties of any kind, whether legal or otherwise and free from any restrictions on transfer of any kind.

(b)	Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5, Acquirer will be beneficially entitled to the Scheme Shares to be transferred to it under this Scheme pending registration by Asciano of Acquirer in the Share Register as the holder of the Scheme Shares.

8.4	Appointment of sole proxy

Immediately upon the provision of the Scheme Consideration to each Scheme Shareholder in the manner contemplated by clause 5, and until Asciano registers Acquirer as the holder of all Scheme Shares in the Share Register, each Scheme Shareholder:

(a)	is deemed to have appointed Acquirer as attorney and agent (and directed Acquirer in each such capacity) to appoint any director, officer, secretary or agent nominated by Acquirer as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders’ resolution or document;

(b)	must not attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 8.4(a));

(c)	must take all other actions in the capacity of a registered holder of Scheme Shares as Acquirer reasonably directs; and

(d)	acknowledges and agrees that in exercising the powers referred to in clause 8.4(a), Acquirer and any director, officer, secretary or agent nominated by Acquirer under clause 8.4(a) may act in the best interests of Acquirer as the intended registered holder of the Scheme Shares.

8.5	Authority given to Asciano

Each Scheme Shareholder, without the need for any further act:

(a)	on the Effective Date, irrevocably appoints Asciano and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of enforcing the Deed Poll against BIP and Acquirer, and Asciano undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against BIP and Acquirer on behalf of and as agent and attorney for each Scheme Shareholder; and

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9 General

(b)	on the Implementation Date, irrevocably appoints Asciano and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of executing any document or doing or taking any other act necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including (without limitation) executing the Scheme Transfer, and Asciano accepts each such appointment. Asciano as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.5 to all or any of its directors, officers, secretaries or employees (jointly, severally or jointly and severally).

8.6	Instructions and elections

If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Shareholder to Asciano binding or deemed binding between the Scheme Shareholder and Asciano relating to Asciano or Asciano Shares, including instructions, notifications or elections relating to:

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	payments of dividends on Asciano Shares; and

(c)	notices or other communications from Asciano (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by BIP in its sole discretion), by reason of this Scheme, to be made by the Scheme Shareholder to BIP and to be a binding instruction, notification or election to, and accepted by, BIP in respect of the BIP CDIs provided to that Scheme Shareholder until that instruction, notification or election is revoked or amended in writing addressed to BIP at its registry.

8.7	Binding effect of Scheme

This Scheme binds Asciano and all of the Scheme Shareholders (including those who did not attend the Scheme Meeting to vote on this Scheme, did not vote at the Scheme Meeting, or voted against this Scheme at the Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of Asciano.

9	General

9.1	Stamp duty

BIP will:

(a)	pay all stamp duty and any related fines, penalties and interest in respect of this Scheme and the Deed Poll, the performance of the Deed Poll and each transaction effected by or made under this Scheme and the Deed Poll; and

(b)	indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 9.1(a).

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9 General

9.2	Consent

Each of the Scheme Shareholders consents to Asciano doing all things necessary or incidental to the implementation of this Scheme, whether on behalf of the Scheme Shareholders, Asciano or otherwise.

9.3	Notices

(a)	If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Asciano, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Asciano’s registered office or at the office of the Asciano Registry.

(b)	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by an Asciano Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

9.4	Governing law

(a)	This Scheme is governed by the laws in force in New South Wales.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.5	Further action

Asciano must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it.

9.6	No liability when acting in good faith

Each Scheme Shareholder agrees that neither Asciano, BIP nor Acquirer nor any director, officer, secretary or employee of any of those companies shall be liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

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Annexure D – Scheme of Arrangement (cont)

Schedule 1

Definitions and interpretation

1	Definitions

The meanings of the terms used in this Scheme are set out below.

Term	Meaning

Acquirer	Nitro Corporation Pty Ltd ACN 607 605 701.

Asciano	Asciano Limited ACN 123 652 862 of Level 6, 15 Blue Street, North Sydney, NSW 2060.

Asciano Rights	either:

1 a performance right or deferred right granted pursuant to the Asciano Executive Incentive Plan Rules; or

2 a performance right granted pursuant to the Asciano Long Term Incentive Plan Rules.

Asciano Registry	Computershare Investor Services Pty Ltd ACN 078 279 277.

Asciano Share	a fully paid ordinary share in the capital of Asciano.

Asciano Shareholder	a person who is registered as the holder of an Asciano Share in the Share Register.

ASIC	the Australian Securities and Investments Commission.

ASX	ASX Limited ABN 98 008 624 691 and, where the context requires, the financial market that it operates.

Available Cash Consideration	the amount of cash determined by subtracting from the Total Cash Pool the aggregate amount of cash consideration payable by BIP under this Scheme to Scheme Shareholders who elect, or are deemed to have elected, Standard Consideration.

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Annexure D – Scheme of Arrangement (cont)

Schedule 1 Definitions and interpretation

Available Scrip Consideration	the number of BIP CDIs determined by subtracting from the Total Scrip Pool the aggregate number of BIP CDIs to which Scheme Shareholders who elect, or are deemed to have elected, Standard Consideration are entitled under this Scheme.

BIP CDI	a CHESS Depository Interest issued under this Scheme, being a unit of beneficial ownership in a BIP Interest registered in the name of CDN.

BIP Interest	a fully paid limited partnership interest in Brookfield Infrastructure Partners L.P.

BIP Permitted Distribution	has the meaning given in the Implementation Deed.

BIP	Brookfield Infrastructure Partners Limited in its capacity as general partner of Brookfield Infrastructure Partners L.P. or, where appropriate, Brookfield Infrastructure Partners L.P.

BIP Registry	the register of BIP Interest holders maintained by BIP or its agent.

Business Day	a day that is not a Saturday, Sunday or public holiday or bank holiday in Sydney.

CDI Registry	the register of BIP CDI holders maintained by BIP or its agent.

CDN	means CHESS Depository Nominees Pty Limited ACN 071 346 506.

CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement Pty Ltd and ASX Clear Pty Limited.

Corporations Act	the Corporations Act 2001 (Cth).

Corporations Regulations	the Corporations Regulations 2001 (Cth).

Court	the Supreme Court of New South Wales or such other court of competent jurisdiction under the Corporations Act agreed to in writing by BIP and Asciano.

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Annexure D – Scheme of Arrangement (cont)

Schedule 1 Definitions and interpretation

Deed Poll	the deed poll substantially in the form of Attachment 1 under which BIP and Acquirer each covenants in favour of the Scheme Shareholders to perform the obligations attributed to them under this Scheme.

Effective	when used in relation to this Scheme, the coming into effect, under subsection 411(10) of the Corporations Act, of the Court order made under paragraph 411(4)(b) of the Corporations Act in relation to this Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date	the date on which this Scheme becomes Effective.

Election	has the meaning in clause 5.1.

Election Form	the election form provided with the Scheme Booklet under which each Asciano Shareholder (other than Acquirer) may elect to receive either Standard Consideration, Maximum Cash Consideration or Maximum Scrip Consideration in respect of all of their Asciano Shares.

Election Time	the date which is 2 Business Days prior to the Scheme Record Date (unless ASIC requires an earlier date, in which case such earlier date shall apply) or any other date agreed between the parties.

End Date	the date which is 6 months after the date of the Implementation Deed, or any later date as Asciano and BIP agree in writing.

Ex-Dividend Implied Offer Value	$6.9439 plus the result of multiplying 0.0387 by the Fixed AUD Value of a BIP CDI, less the Special Dividend Amount.

Fixed AUD Value of a BIP CDI	the result of dividing 42.05 by 0.7374.

Government Agency	any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, including a stock or other securities exchange, or any minister of the Crown in right of the Commonwealth of Australia or any state, or any other federal, state, provincial, local or other government, whether foreign or Australian.

Gross Proceeds	has the meaning given in clause 5.7(c).

Implementation Date	the tenth Business Day after the Scheme Record Date, or such other date after the Scheme Record Date as the parties agree in writing.

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Annexure D – Scheme of Arrangement (cont)

Schedule 1 Definitions and interpretation

Implementation Deed	the scheme implementation deed dated 17 August 2015 between BIP and Asciano relating to the implementation of this Scheme.

Ineligible Foreign Shareholder	a Scheme Shareholder whose address shown in the Share Register on the Scheme Record Date is a place outside Australia and its external territories, New Zealand, the United States or Canada, unless BIP determines that it is lawful and not unduly onerous or impracticable to provide that Scheme Shareholder with BIP CDIs when the Scheme becomes Effective.

Listing Rules	the official listing rules of ASX.

Maximum Cash Consideration	the consideration determined in accordance with clause 5.3.

Maximum Scrip Consideration	the consideration determined in accordance with clause 5.4.

New BIP Interest	a BIP Interest to be provided to CDN under this Scheme.

Operating Rules	the official operating rules of ASX.

Registered Address	in relation to an Asciano Shareholder, its address shown in the Share Register as at the Scheme Record Date.

Sale Agent	the sale agent appointed to sell the Sale Securities pursuant to clause 5.7 of this Scheme (and where appropriate in relation to holdings by it of securities, includes a nominee or custodian holding for it).

Sale Facility	the facility provided for in clause 5.7.

Sale Securities	has the meaning given in clause 5.7(a).

Scheme	this scheme of arrangement under Part 5.1 of the Corporations Act between Asciano and the Scheme Shareholders subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to BIP and Asciano.

Scheme Booklet	the scheme booklet published by Asciano and dated on or about 29 September 2015.

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Annexure D – Scheme of Arrangement (cont)

Schedule 1 Definitions and interpretation

Scheme Consideration	for each Asciano Share held by a Scheme Shareholder as at the Scheme Record Date, an amount of

1 the Standard Consideration;

2 the Maximum Cash Consideration; or

3 the Maximum Scrip Consideration,

subject to the terms of this Scheme.

Scheme Meeting	the meeting of the Asciano Shareholders ordered by the Court to be convened under subsection 411(1) of the Corporations Act to consider and vote on this Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Record Date	5.00pm on the tenth Business Day after the Effective Date or such other time and date as the parties agree in writing.

Scheme Shares	all Asciano Shares held by the Scheme Shareholders as at the Scheme Record Date.

Scheme Shareholder	a holder of Asciano Shares recorded in the Share Register as at the Scheme Record Date (other than Acquirer).

Scheme Transfer	a duly completed and executed proper instrument of transfer in respect of the Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of Acquirer as transferee, which may be a master transfer of all or part of the Scheme Shares.

Scrip Equivalent of Ex- Dividend Implied Offer Number	Ex-Dividend Implied Offer Value divided by the AUD Value of a BIP CDI.

Second Court Date	the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving this Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application or appeal is heard.

Selling Scheme Shareholder	a Scheme Shareholder in respect of whom BIP CDIs are provided to the Sale Agent in the circumstances referred to in clause 5.7(a).

Share Register	the register of members of Asciano maintained by Asciano or the Asciano Registry in accordance with the Corporations Act.

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Annexure D – Scheme of Arrangement (cont)

Schedule 1 Definitions and interpretation

Small Parcel	is a parcel of BIP CDIs having a value of less than $500 based on the closing price of BIP Interests on the New York Stock Exchange on the day prior to the Scheme Record Date (New York time), and the USD/AUD Reference Rate on the Scheme Record Date (and, for the avoidance of doubt, assuming BIP Interests and BIP CDIs to be of equivalent value).

Special Dividend Amount	the per share amount of up to $0.90 per Asciano Share actually paid by Asciano as a special dividend pursuant to its discretion under clause 4.7 of the Implementation Deed.

Standard Consideration	the consideration described in clause 5.2.

Subsidiary	has the meaning given in Division 6 of Part 1.2 of the Corporations Act but so that:

1 an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated by that entity;

2 a trust or fund may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed to be shares; or

3 a corporation or trust or fund may be a ‘Subsidiary’ of a trust or fund if it would have been a Subsidiary if that trust or fund were a corporation.

Total Cash Pool	$6,772,980,512.30:

1 less the Total Special Dividend Amount; and

2 less the result of multiplying the number (if any) of Asciano Shares held by Acquirer on the Record Date by (A$6.9439 less the Special Dividend Amount); and

3 plus the result of multiplying the number (if any) of Asciano Rights which are satisfied by the issue of new Asciano Shares by $6.9439.

Total Scrip Pool	37,747,426 BIP CDIs:

1 less the result of multiplying the number (if any) of Asciano Shares held by Acquirer on the Record Date by 0.0387; and

2 plus the result of multiplying the number (if any) of Asciano Rights which are satisfied by the issue of new Asciano Shares by 0.0387.

Total Special Dividend Amount	the aggregate of all Special Dividend Amounts paid to Asciano Shareholders.

USD/AUD Reference Rate	the USD/AUD Hedge Settlement Rate WM/Reuters USD/AUD (HSRA) with a specified time of 10.00 a.m. Sydney time.

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Annexure D – Scheme of Arrangement (cont)

Schedule 1 Definitions and interpretation

2	Interpretation

In this Scheme:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this Scheme;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual;

(f)	a reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this Scheme;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them (whether passed by the same or another Government Agency with legal power to do so);

(h)	a reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency and, unless the context requires otherwise, a reference to ‘cash’ is to an amount of Australian currency;

(j)	a reference to any time is, unless otherwise indicated, a reference to that time in Sydney;

(k)	a term defined in or for the purposes of the Corporations Act, and which is not defined in clause 1 of this Schedule 1, has the same meaning when used in this Scheme;

(l)	a reference to a party to a document includes that party’s successors and permitted assignees;

(m)	no provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision;

(n)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(o)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(p)	a reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

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Annexure D – Scheme of Arrangement (cont)

Schedule 1 Definitions and interpretation

(q)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(r)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(s)	if an act prescribed under this Option Scheme to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day; and

(t)	a reference to the Listing Rules and the Operating Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

3	Interpretation of inclusive expressions

Specifying anything in this Scheme after the words ’include’ or ‘for example’ or similar expressions does not limit what else is included.

4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

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Annexure D – Scheme of Arrangement (cont)

Attachment 1

Deed Poll

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E. Annexure E – Deed Poll

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E. Annexure E - Deed Poll
asciano scheme booklet 461

Annexure E – Deed Poll

Deed

Share scheme deed poll

Brookfield Infrastructure Partners Limited as general

partner of Brookfield Infrastructure Partners L.P.

Nitro Corporation Pty Ltd

ANZ Tower 161 Casllereagh Street Sydney NSW 2000 Australia	T +61 2 9225 5000 F +61 2 9322 4000
GPO Box 4227 Sydney NSW 2001 Australia	herbertsmithfreehts.com DX 381 Sydney

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Annexure E – Deed Poll (cont)

Share scheme deed poll Date ▶ This deed poll is made
By

Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P.

of Cannon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda

(Brookfield)

and

Nitro Corporation Pty Ltd

ACN 607 605 701 of Level 22,135 King Street, Sydney NSW 2000

(Acquirer)

in favour of	each person registered as a holder of fully paid ordinary shares in Asciano in the Asciano Share Register as at the Scheme Record Date (other than the Excluded Shareholders).

Recitals

1   Asciano and BIP entered into the Implementation Deed.

2   In the Implementation Deed, BIP agreed to make this deed poll and to procure that Acquirer make this deed poll.

3   BIP and Acquirer are making this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform their obligations under the Implementation Deed and the Scheme.

This deed poll provides as follows:

1	Definitions and interpretation

1.1	Definitions

(a)	The meanings of the terms used in this deed poll are set out below.

Term	Meaning

First Court Date	the first day on which an application made to the Court for an order

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Annexure E – Deed Poll (cont)

2 Conditions to obligations

Term	Meaning

under subsection 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned application is heard.

Implementation Deed	the scheme implementation deed entered into between Asciano and Brookfield dated 18 August 2015.

Scheme

the scheme of arrangement under Part 5.1 of the Corporations Act between Asciano and the Scheme Shareholders, the form of which is set out in Attachment 1, subject to any alterations or conditions made or required by the Court under subsection 411 (6) of the Corporations Act and agreed to by BIP, Acquirer and Asciano.

(b)	Unless the context otherwise requires, terms defined in the Scheme have the same meaning when used in this deed poll.

1.2	Interpretation

Sections 2, 3 and 4 of Schedule 1 of the Scheme apply to the interpretation of this deed poll, except that references to ‘this Scheme’ are to be read as references to ‘this deed poll’.

1.3	Nature of deed poll

BIP and Acquirer acknowledge that:

(a)	this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it; and

(b)	under the Scheme, each Scheme Shareholder irrevocably appoints Asciano and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this deed poll against BIP and Acquirer.

2	Conditions to obligations

2.1	Conditions

This deed poll and the obligations of Brookfield and Acquirer under this deed poll are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of BIP and Acquirer under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

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Annexure E – Deed Poll (cont)

3 Scheme obligations

(a)	the Implementation Deed is terminated in accordance with its terms; or

(b)	the Scheme is not Effective on or before the End Date,

unless BIP, Acquirer and Asciano otherwise agree in writing.

2.3	Consequences of termination

If this deed poll terminates under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to Scheme Shareholders:

(a)	BIP and Acquirer are released from their obligations to further perform this deed poll except those obligations contained in clause 7.1 and any other obligations which by their nature survive termination; and

(b)	each Scheme Shareholder retains the rights they have against BIP and Acquirer in respect of any breach of this deed poll which occurred before it was terminated.

3	Scheme obligations

3.1	Scheme Consideration

Subject to clause 2, each of BIP and Acquirer undertakes in favour of each Scheme Shareholder to:

(a)	provide, or procure the provision of, the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme, including by:

(1)	depositing, or procuring the deposit of, in cleared funds, by no later than the Business Day before the Implementation Date, an amount equal to the aggregate amount of the cash component of the Scheme Consideration payable to all Scheme Shareholders under the Scheme into an Australian dollar denominated trust account operated by Asciano as trustee for the Scheme Shareholders, except that any interest on the amounts deposited (less bank fees and other charges) will be credited to BIP’s account; and

(2)	issuing, on or before the Implementation Date, the New BIP Interests required to be issued under the Scheme and providing such New BIP Interests to CDN and procuring that the name and address of CDN is entered in the BIP Registry in respect of those New BIP Interests; and

(3)	procuring that, on the Implementation Date, the BIP CDIs to which each Scheme Shareholder is entitled (if any, and taking into account the impact of the Sale Facility) are provided to such Scheme Shareholders; and

(b)	undertake all other actions attributed to it under the Scheme,

subject to and in accordance with the terms of the Scheme.

3.2	Shares to rank equally

BIP covenants in favour of each Scheme Shareholder that the New BIP Interests which are issued to CDN in accordance with the Scheme will:

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Annexure E – Deed Poll (cont)

4 Warranties

(a)	rank equally with all existing BIP Interests (provided that they will not carry entitlement to the Brookfield Permitted Distributions); and

(b)	be issued fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except for any lien arising under BIP’s constituent documents applying equally to all existing BIP Interests).

4 Warranties

Each of BIP and Acquirer represents and warrants in favour of each Scheme Shareholder, in respect of itself, that:

(a)	in the case of BIP, BIPL is incorporated and existing and in compliance under the laws of the place of its incorporation and BIP is formed and existing and in good standing as an exempted limited partnership under the laws of Bermuda;

(b)	in the case of Acquirer, it is a corporation validly existing under the laws of its place of registration;

(c)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(e)	this deed poll is valid and binding on it and enforceable against BIP and Acquirer, respectively, it in accordance with its terms;

(f)	in the case of BIP, this deed poll does not conflict with, or result in the breach of or default under, any provision of BIPL’s or BIP’s memorandum of association, by-laws, partnership agreement or other constituent documents (as appropriate), or any writ, order or injunction, judgment, law, rule or regulation to which BIPL or BIP is a party or subject or by which either is bound; and

(g)	in the case of Acquirer, this deed poll does not conflict with, or result in the breach of or default under, any provision of its constitution, or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

5 Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	BIP and Acquirer have fully performed their obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.

6 Notices 6.1 Form of Notice

A notice or other communication in respect of this deed poll (Notice) must be:

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Annexure E – Deed Poll (cont)

7 General

(a)	in writing and in English and signed by or on behalf of the sending party; and

(b)	addressed to BIP and Acquirer in accordance with the details set out below (or any alternative details nominated by BIP or Acquirer by Notice).

Attention	Michael Ryan

Address	Level 22, 135 King Street, Sydney NSW 2000

Email address	michael.ryan@au.brookfield.com

6.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm (addressee’s time) on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received

By hand to the nominated address	When delivered to the nominated address

By pre-paid post to the nominated address	At 9.00am (addressee’s time) on the second Business Day after the date of posting

By fax email to the nominated email address	When a delivery confirmation report is received by the sender or, if no such delivery confirmation report is received, when the email (including any attachment) comes to the attention of the recipient party or a person acting on its behalf.

6.3	Notice must not be given by email or other electronic communication

A Notice must not be given by electronic means of communication (other than email as permitted in clause 6.2).

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Annexure E – Deed Poll (cont)

7 General

7	General

7.1	Stamp duty

BIP and Acquirer:

(a)	will pay all stamp duty and any related fines, penalties and interest in respect of the Scheme and this deed poll, the performance of this deed poll and each transaction effected by or made under the Scheme and this deed poll; and

(b)	indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 7.1(a).

7.2	Governing law and jurisdiction

(a)	This deed poll is governed by the law in force in New South Wales, Australia.

(b)	BIP and Acquirer irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed poll. BIP and Acquirer irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

7.3	Waiver

(a)	BIP and Acquirer may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

(b)	No Scheme Shareholder may rely on words or conduct of BIP or Acquirer as a waiver of any right unless the waiver is in writing and signed by the BIP or Acquirer, as appropriate.

(c)	The meanings of the terms used in this clause 7.3 are set out below.

Term	Meaning

conduct	includes a failure or delay in the exercise, or partial exercise, of a right.

right	any right arising under or in connection with this deed poll (including a breach of, or default under this deed poll) and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

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Annexure E – Deed Poll (cont)

7 General

7.4	Variation

A provision of this deed poll or any right created under it may only be varied, altered or otherwise amended if:

(a)	before the First Court Date, the variation is agreed to by Asciano in writing; or

(b)	on or after the First Court Date, the variation is agreed to by Asciano in writing and the Court indicates that the variation would not of itself preclude approval of the Scheme,

in which event BIP and Acquirer will enter into a further deed poll in favour of the Scheme Shareholders giving effect to the variation, alteration or amendment.

7.5	Cumulative rights

The rights, powers and remedies of BIP, Acquirer and the Scheme Shareholders under this deed poll are cumulative and are in addition to, and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.6	Assignment

(a)	The rights and obligations created by this deed poll are personal to the BIP, Acquirer and each Scheme Shareholder and must not be dealt with at law or in equity without the prior written consent of BIP or Asciano (as appropriate).

(b)	Any purported dealing in contravention of clause 7.6(a) is invalid.

7.7	Joint and several obligations

BIP and Acquirer are jointly and severally liable for each obligation imposed on both of them by the terms of this deed poll.

7.8	Further action

BIP and Acquirer must, at their own expense, do all things and execute all documents (on its own behalf or on behalf of each Scheme Shareholder) necessary to give full effect to this deed poll and the transactions contemplated by it.

7.9	Service of process

Without preventing any other mode of service, any document in a legal action, suit or other proceeding in the courts of New South Wales or courts of appeal from them (including any writ of summons or other originating process or any third or other party notice) may be served on BIP by being delivered to or left for BIP at the address shown for Acquirer in the Details.

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Annexure E – Deed Poll (cont)

Attachment 1

Scheme [Attached]

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Signing page

Executed as a deed poll
Signed and delivered for
Brookfield Infrastructure Partners
by its general partner
Brookfield Infrastructure Partners Limited
by:
sign here
Director/Company Secretary
print name
Jane Sheere
Secretary
Signed sealed and delivered by
Nitro Corporation Pty Ltd
by
sign here
Company Secretary/Director
print name
sign here
Director
print name
asciano scheme booklet 471

Signing page
Executed as a deed poll
Signed and delivered for
Brookfield Infrastructure Partners
by its general partner
Brookfield Infrastructure Partners Limited
by:
sign here
Director/Company Secretary
print name Jane sheere
Secretary
Signed sealed and delivered by
Nitro Corporation Pty Ltd
by
sign here
Company Secretary/Director
print name
Michael John Byan
sign here
Director
print name
Bill Powell
472 asciano scheme booklet

F. Annexure F – BIP material contract summaries asciano scheme booklet 473

Annexure F – BIP material contract summaries

MASTER SERVICES AGREEMENT

The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Provider has agreed to provide or arrange for other service providers to provide management and administration services to BIP and the other Service Recipients. The Operating Entities are not a party to the Master Services Agreement.

Appointment of the Service Provider and Services Rendered

Under the Master Services Agreement, the Service Recipients have appointed the Service Provider, as the service provider, to provide the following services, or arrange for their provision by an appropriate service provider:

•	causing or supervising the carrying out of all day to day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	establishing and maintaining or supervising the establishment and maintenance of books and records;

•	identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•	recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalents of the Operating Entities;

•	making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the Operating Entities;

•	making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by BIP to holders of BIP Interests;

•	monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•	attending to all matters necessary for any reorganisation, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;

•	supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

•	causing the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

•	making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for BIP only for purposes of applicable securities laws;

•	providing individuals to act as senior officers of Service Recipients as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent;

•	advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day to day operations.

Notwithstanding the foregoing all investment advisory services (as defined in the Master Services Agreement) must be provided solely to BILP.

The Service Provider’s activities are subject to the supervision of the board of directors or equivalent governing body of BIP GP and of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.

Any Service Provider may, from time to time, appoint an affiliate of Brookfield Asset Management to act as a new Service Provider under the Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.

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Annexure F – BIP material contract summaries (cont)

Management Fee

Pursuant to the Master Services Agreement, on a quarterly basis, BIP pays a Base Management Fee, to the Service Provider equal to 0.3125% (1.25% annually) of the market value of BIP. For purposes of calculating the Base Management Fee, the market value of BIP is equal to the aggregate value of all outstanding BIP Interests (assuming full conversion of Brookfield Asset Management’s Redeemable Partnership Units into BIP Interests), Preferred Units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding Recourse Borrowings, less all cash held by Service Recipients.

To the extent that under any other arrangement BIP is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or any affiliate) on a portion of its capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by BIP’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Provider (or any other affiliate) (for which there is a separate credit mechanism under the BILP’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield Asset Management for financial advisory, operations and maintenance, development, operations management and other services.

Reimbursement of Expenses and Certain Taxes

BIP also reimburses the Service Provider for any out of pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Provider for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The relevant Service Recipient is required to pay the Service Provider all other out of pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Service Provider for any such fees, costs and expenses. Such out of pocket fees, costs and expenses include, among other things:

•	fees, costs and expenses relating to any debt or equity financing;

•	out of pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient;

•	taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient;

•	amounts owed under indemnification, contribution or similar arrangements;

•	fees, costs and expenses relating to BIP’s financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and

•	any other fees, costs and expenses incurred by the Service Provider that are reasonably necessary for the performance by the Service Provider of its duties and functions under the Master Services Agreement.

In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by BIP. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Service Provider will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out of pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement.

The Service Recipients are also required to pay or reimburse the Service Provider for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Provider, which are personal to the Service Provider.

Termination

The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days’ prior written notice of termination from BIP GP to the Service Provider if any of the following occurs:

•	the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Provider;

•	the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•	the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or

•	certain events relating to the bankruptcy or insolvency of the Service Provider.

The Service Recipients have no right to terminate for any other reason, including if the Service Provider or Brookfield Asset Management experiences a change of control. BIP GP may only terminate the Master Services Agreement on behalf of BIP with the prior unanimous approval of BIP GP’s independent directors.

The Master Services Agreement expressly provides that the agreement may not be terminated by BIP GP due solely to the poor performance or the underperformance of any of BIP’s operations.

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Annexure F – BIP material contract summaries (cont)

The Service Provider may terminate the Master Services Agreement upon 30 days’ prior written notice of termination to BIP GP if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Service Provider may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of BIP.

If the Master Services Agreement is terminated, the licensing agreements with Brookfield Asset Management that allow BIP and BILP to use the name “Brookfield” and the Brookfield logo, the Relationship Agreement and any of Brookfield Asset Management’s obligations under the Relationship Agreement would also terminate.

Indemnification and Limitations on Liability

Under the Master Services Agreement, the Service Provider has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Provider. The maximum amount of the aggregate liability of the Service Provider or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Service Provider or any of its affiliates, will be equal to the Base Management Fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Service Provider, Brookfield Asset Management and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with BIP’s respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, to the fullest extent permitted by law, the indemnified persons will not be liable to the Service Recipients except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

The Master Services Agreement does not prohibit the Service Provider or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with BIP.

LIMITED PARTNERSHIP AGREEMENT

The following is a summary of the material terms of the BIP Interests and the Limited Partnership Agreement and supplements the information in section 7.3 of this Scheme Booklet.

Formation and Duration

BIP is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. BIP has a perpetual existence and will continue as a limited liability partnership unless BIP is terminated or dissolved in accordance with the Limited Partnership Agreement. BIP interests consist of the BIP Interests and the Class A Preferred Units, and any additional partnership interests representing limited partnership interests that BIP may issue in the future as described below under “—Issuance of Additional Partnership Interests.” In this description, references to “holders of BIP interests”, BIP’s “preferred unitholders” and BIP’s “unitholders” are to BIP’s limited partners and references to BIP’s limited partners include holders of the BIP Interests and Preferred Units.

Nature and Purpose

Under section 2.2 of the Limited Partnership Agreement, the purpose of BIP is to:

•	acquire and hold interests in the BILP and, subject to the approval of BIP GP, interests in any other entity;

•	engage in any activity related to the capitalisation and financing of BIP’s interests in such entities;

•	serve as the managing general partner of the BILP; and

•	engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by BIP GP and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act, the Exempted Partnerships Act, and the Limited Partnership Agreement.

BIP Interests

BIP Interests are limited partnership interests in BIP. Holders of the BIP Interests are not entitled to the withdrawal or return of capital contributions in respect of the BIP Interests, except to the extent, if any, that distributions are made to such holders pursuant to the Limited Partnership Agreement or upon the liquidation of BIP as described below under the heading “Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in the Limited Partnership Agreement, a holder of the BIP Interests does not have priority over any other holder of the BIP Interests, either as to the return of capital contributions or as to profits, losses or distributions. Holders of the BIP Interests will not be granted any pre-emptive or other similar right to acquire additional interests in BIP. In addition, holders of the BIP Interests do not have any right to have their units redeemed by BIP.

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Annexure F – BIP material contract summaries (cont)

Preferred Units

The Preferred Units are limited partnership interests in BIP. Holders of BIP’s Preferred Units are not entitled to the withdrawal or return of capital contributions in respect of BIP’s Preferred Units, except to the extent, if any, that distributions are made to such holders pursuant to the Limited Partnership Agreement or upon the liquidation of BIP as described below under the heading “Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. The Class A Preferred Units rank senior to the BIP Interests with respect to priority in the return of capital contributions or as to profits, losses or distributions. Each series of Class A Preferred Units ranks on a parity with every other series of the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions. There is only one series of Class A Preferred Units currently on issue, the Series 1 Preferred Units. The Series 1 Preferred Units are redeemable on 30 June 2020 and on 30 June every 5 years thereafter. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on 30 June 2020 and on 30 June every 5 years thereafter. Holders of Series 1 Preferred Units do not have any right to have their Series 1 Preferred Units redeemed by BIP.

Issuance of Additional Partnership Interests

Subject to the rights of the holders of Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions by a majority, BIP GP has broad rights to cause BIP to issue additional partnership interests and may cause BIP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by BIP GP in its sole discretion, all without approval of BIP’s limited partners.

Investments in BILP

If and to the extent that BIP raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in BILP, unless otherwise agreed by BIP and BILP.

Capital Contributions

Brookfield Asset Management and BIP GP each contributed $1 to the capital of BIP in order to form BIP. Thereafter, Brookfield Asset Management contributed to BIP limited partnership interests of BILP in exchange for Redeemable Partnership Units and BIP Interests, the latter of which was distributed by Brookfield Asset Management in the spin off.

Distributions

Subject to the rights of holders of Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of the Series 1 Preferred Units and Series 2 Preferred Units, distributions to partners of BIP will be made only as determined by BIP GP in its sole discretion. However, BIP GP will not be permitted to cause BIP to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of BIP GP, the distribution would leave it with insufficient funds to meet any future contingent obligations. In addition, BIP will not be permitted to make a distribution on the BIP Interests unless all accrued distributions have been paid in respect of the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and all other units of BIP ranking prior to or on a parity with the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units with respect to the payment of distributions.

Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5 year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.56%. Subject to the terms of any Preferred Units outstanding at the time, any distributions from BIP will be made to the limited partners holding units as to 99.99% and to BIP GP as to 0.01%. Distributions to holders of Class A Preferred Units in accordance with their terms rank higher in priority than distributions to holders of the BIP Interests. Each holder of BIP Interests or Preferred Units will receive a pro rata share of distributions made to all holders of BIP Interests or Preferred Units, as applicable, in accordance with the proportion of all units or Preferred Units held by that holder.

Allocations of Income and Losses

Net income and net loss for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among BIP’s partners (other than BIP’s partners holding Preferred Units) using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by BIP. The source and character of items of income and loss so allocated to a partner of BIP (other than a partner holding Preferred Units) will be the same source and character as the income earned or loss incurred by BIP.

The income for Canadian federal income tax purposes of BIP for a given fiscal year of BIP will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by BIP to partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of BIP where BIP GP determines that the inclusion of such distributions would result in a preferred unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of BIP in which they were accrued. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of BIP will be the same source and character as the distributions received by such partner with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has disposed of all of their units (including any Preferred Units) before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. BIP GP may adjust allocations of items that would otherwise be made pursuant to the terms of the Limited Partnership Agreement to the extent necessary to avoid an adverse effect on BIP’s limited partners, subject to the approval of a committee of the board of directors of BIP GP made up of independent directors.

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Annexure F – BIP material contract summaries (cont)

If, with respect to a given fiscal year, no distribution is made by BIP or BIP has a loss for Canadian federal income tax purposes, one quarter of the income or loss, as the case may be, for Canadian federal income tax purposes for such fiscal year, will be allocated to the partners of record at the end of each quarter ending in such fiscal year as follows: (i) to the preferred unitholders in respect of Preferred Units held by them on each such date, such amount of the income or the loss, as the case may be, for Canadian federal income tax purposes as BIP GP determines is reasonable in the circumstances having regard to such factors as BIP GP considers to be relevant, including, without limitation, the relative amount of capital contributed to BIP on the issuance of Preferred Units as compared to all other units and the relative fair market value of the Preferred Units as compared to all other units, and (ii) to the partners, other than in respect of Preferred Units, the remaining amount of the income or the loss, as the case may be, for Canadian federal income tax purposes pro rata to their respective percentage interests on each such date.

Limited Liability

Assuming that a limited partner does not participate in the control or management of BIP or conduct the affairs of, sign or execute documents for or otherwise bind BIP within the meaning of the Bermuda Limited Partnership Act and otherwise acts in conformity with the provisions of the Limited Partnership Agreement, such partner’s liability under the Bermuda Limited Partnership Act and the Limited Partnership Agreement will be limited to the amount of capital such partner is obligated to contribute to BIP for its BIP Interests plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of BIP or conducting the affairs of, signing or executing documents for or otherwise binding BIP (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act, such limited partner would be liable as if it were a general partner of BIP in respect of all debts of BIP incurred while that limited partner was so acting or purporting to act. Neither the Limited Partnership Agreement nor the Bermuda Limited Partnership Act specifically provides for legal recourse against BIP GP if a limited partner were to lose limited liability through any fault of BIP GP. While this does not mean that a limited partner could not seek legal recourse, BIP is not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

BIP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BIP and do not have any right or authority to act for or to bind BIP or to take part or interfere in the conduct or management of BIP. Limited partners are not entitled to vote on matters relating to BIP, although holders of BIP Interests are entitled to consent to certain matters as described under “Amendment of the Limited Partnership Agreement,” “Opinion of Counsel and Limited Partner Approval,” “Merger, Sale or Other Disposition of Assets,” and “Withdrawal of BIP GP” which may be effected only with the consent of the holders of the percentages of BIP Interests specified below. Each BIP Interest shall entitle the holder thereof to one vote for the purposes of any approvals of holders of BIP Interests.

Except as otherwise provided by law or as set out in the provisions attached to any series of Class A Preferred Units and except for meetings of the holders of Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units, unless and until BIP shall have failed to pay eight quarterly distributions in respect of the Series 1 Preferred Units or the Series 2 Preferred Units, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of BIP properly applicable to the payment of distributions. In the event of such non-payment, and for only so long as any such distributions remain in arrears, such holders will be entitled to receive notice of and to attend each meeting of holders of BIP Interests (other than any meetings at which only holders of another specified class or series are entitled to vote) and such holders shall have the right, at any such meeting, to one vote for each Series 1 Preferred Unit or Series 2 Preferred Unit held. Upon payment of the entire amount of all such distributions in arrears, the voting rights of such holders of Series 1 Preferred Units and Series 2 Preferred Units shall forthwith cease (unless and until the same default shall again arise as described herein).

Meetings

BIP GP may call special meetings of partners at a time and place outside of Canada determined by BIP GP on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by BIP GP (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Written consents may be solicited only by or on behalf of BIP GP. Any such consent solicitation may specify that any written consents must be returned to BIP within the time period, which may not be less than 20 days, specified by BIP GP.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, BIP GP may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by BIP GP to provide such consents. Only those holders of partnership interests on the record date established by BIP GP will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendment of the Limited Partnership Agreement

Amendments to the Limited Partnership Agreement may be proposed only by or with the consent of BIP GP. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, BIP GP must seek approval of a majority of the outstanding BIP Interests required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Units as a class and any other approval to be given by the holders of the Class A Preferred Units may be given by a resolution signed by the holders of Class A Preferred Units owning not less than the percentage of the Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Class A Preferred Units at which all holders of the Class A Preferred Units were present and voted or were represented by proxy or passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Class A Preferred Unit held.

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Annexure F – BIP material contract summaries (cont)

Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Units and the Series 2 Preferred Units as a series and any other approval to be given by the holders of the Series 1 Preferred Units and the Series 2 Preferred Units as a series may be given by a resolution signed by the holders of Series 1 Preferred Units or Series 2 Preferred Units, as applicable, owning not less than the percentage of the Series 1 Preferred Units or the Series 2 Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Series 1 Preferred Units or the Series 2 Preferred Units, as applicable, at which all holders of the Series 1 Preferred Units or the Series 2 Preferred Units, as applicable, were present and voted or were represented by proxy or passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Series 1 Preferred Units or Series 2 Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Series 1 Preferred Units or the Series 2 Preferred Units, as applicable, are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 1 Preferred Units or the Series 2 Preferred Units, as applicable, then present would form the necessary quorum. At any meeting of holders of Series 1 Preferred Units or Series 2 Preferred Units as a series, each such holder shall be entitled to one vote in respect of each Series 1 Preferred Unit or Series 2 Preferred Unit held.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BIP to BIP GP or any of its affiliates without the consent of BIP GP, which may be given or withheld in its sole discretion.

The provision of the Limited Partnership Agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, BIP GP may generally make amendments to the Limited Partnership Agreement without the approval of any limited partner to reflect:

•	a change in the name of BIP, the location of BIP’s registered office, or BIP’s registered agent;

•	the admission, substitution or withdrawal of partners in accordance with the Limited Partnership Agreement;

•	a change that BIP GP determines is necessary or appropriate for BIP to qualify or to continue BIP’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that BIP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

•	an amendment that BIP GP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

•	an amendment that is necessary, in the opinion of BIP’s counsel, to prevent BIP or BIP GP or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

•	an amendment that BIP GP determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

•	any amendment expressly permitted in the Limited Partnership Agreement to be made by BIP GP acting alone;

•	an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Limited Partnership Agreement;

•	any amendment that in the sole discretion of BIP GP is necessary or appropriate to reflect and account for the formation by BIP of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Limited Partnership Agreement;

•	a change in BIP’s fiscal year and related changes; or

•	any other amendments substantially similar to any of the matters described directly above.

•	In addition, BIP GP may make amendments to the Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of BIP GP:

•	do not adversely affect BIP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

•	are necessary or appropriate to facilitate the trading of the BIP Interests or Preferred Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the BIP Interests or Preferred Units are or will be listed for trading;

•	are necessary or appropriate for any action taken by BIP GP relating to splits or combinations of BIP Interests or Preferred Units under the provisions of the Limited Partnership Agreement; or

•	are required to effect the intent expressed in the provisions of the Limited Partnership Agreement or are otherwise contemplated by the Limited Partnership Agreement.

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Annexure F – BIP material contract summaries (cont)

Opinion of Counsel and Limited Partner Approval

BIP GP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under the heading “No Limited Partner Approval” should occur. No other amendments to the Limited Partnership Agreement will become effective without the approval of holders of at least 90% of the BIP Interests, unless BIP obtains an opinion of counsel to the effect that the amendment will not cause BIP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes BIP GP has not made the election described below under “Election to be Treated as a Corporation”) or affect the limited liability of any of BIP’s limited partners under the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act.

Subject to the terms of any Preferred Units outstanding, in addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Any merger, consolidation or other combination of BIP requires the prior approval of BIP GP who has no duty or obligation to provide any such approval. The Limited Partnership Agreement generally prohibits BIP GP, without the prior approval of the holders of a majority of the BIP Interests, from causing BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BIP’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on BIP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of BIP’s subsidiaries. However, BIP GP in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of BIP’s assets (including for the benefit of persons other than BIP or BIP’s subsidiaries) without that approval. BIP GP may also sell all or substantially all of BIP’s assets under any forced sale of any or all of BIP’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in the Limited Partnership Agreement are satisfied, BIP GP may convert or merge BIP into, or convey some or all of BIP’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in BIP’s legal form into another limited liability entity. Holders of partnership interests are not entitled to dissenters’ rights of appraisal under the Limited Partnership Agreement or the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of BIP’s assets or any other transaction or event.

Election to be Treated as a Corporation

If BIP GP determines that it is no longer in BIP’s best interests to continue as a partnership for U.S. federal income tax purposes, BIP GP may elect to treat BIP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

BIP will terminate upon the earlier to occur of:

•	the date on which all of BIP’s assets have been disposed of or otherwise realised by BIP and the proceeds of such disposals or realizations have been distributed to partners;

•	the service of notice by BIP GP, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of BIP; and

•	at the election of BIP GP, if BIP, as determined by BIP GP, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

BIP will be dissolved upon the withdrawal of BIP GP as the general partner of BIP (unless Brookfield Asset Management becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of the Limited Partnership Agreement that are described below under “Withdrawal of BIP GP”) or the entry by a court of competent jurisdiction of a decree of judicial dissolution of BIP or an order to wind up or liquidate BIP GP. BIP will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield Asset Management executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and BIP receives an opinion of counsel that the admission of Brookfield Asset Management as general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon BIP’s dissolution, unless BIP is continued as a new limited partnership, the liquidator authorized to wind up BIP’s affairs will, acting with all of the powers of BIP GP that the liquidator deems necessary or appropriate in its judgment, liquidate BIP’s assets and apply the proceeds of the liquidation first, to discharge BIP’s liabilities as provided in the Limited Partnership Agreement and by law, second to holders of any Class A Preferred Units in accordance with the terms of such units and thereafter to the partners holding units pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of BIP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BIP’s assets would be impractical or would cause undue loss to the partners.

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Annexure F – BIP material contract summaries (cont)

Withdrawal of BIP GP

Our General Partner may withdraw as general partner without first obtaining approval of BIP Securityholders by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of the Limited Partnership Agreement.

Upon the withdrawal of BIP GP, the holders of a majority of the voting power of the outstanding BIP Interests may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BIP will be dissolved, wound up and liquidated. See the section titled “Termination and Dissolution” above.

In the event of withdrawal of a general partner where that withdrawal violates the Limited Partnership Agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

BIP GP may transfer all or any part of its general partnership interests without first obtaining approval of any BIP Securityholder. As a condition of this transfer, the transferee must assume the rights and duties of BIP GP to whose interest that transferee has succeeded, agree to be bound by the provisions of the Limited Partnership Agreement and furnish an opinion of counsel regarding limited liability, tax matters, and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of BIP GP may sell or transfer all or part of their shares in BIP GP without the approval of the BIP Securityholders.

Partnership Name

If BIP GP ceases to be the general partner of BIP and BIP’s new general partner is not an affiliate of Brookfield Asset Management, BIP will be required by the Limited Partnership Agreement to change the name of BIP to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. the Limited Partnership Agreement explicitly provides that this obligation shall be enforceable and waivable by BIP GP notwithstanding that it may have ceased to be the general partner of BIP.

Transactions with Interested Parties

BIP GP, the Service Provider and their respective partners, members, shareholders, directors, officers, employees and shareholders, which are referred to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with the BIP Interests or Preferred Units with the same rights they would have if BIP GP was not a party to the Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to BIP, BIP’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

The Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with BIP, BILP, any of the Holding Entities, any operating entity or any other holding vehicle established by BIP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BIP, BILP, any of the Holding Entities, any Operating Entity or any other holding vehicle established by BIP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in BIP’s conflicts protocol.

Outside Activities of BIP GP and Conflicts of Interest

Under the Limited Partnership Agreement, BIP GP is required to maintain as its sole activity the role of general partner of BIP. BIP GP is not permitted to engage in any activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of BILP, a Holding Entity or any other holding vehicle established by BIP.

The Limited Partnership Agreement provides that each person who is entitled to be indemnified by BIP (other than BIP GP), as described below under “Indemnification; Limitation on Liability,” has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to BIP’s affairs or activities or (ii) such affairs and activities directly compete with, or disfavour or exclude, BIP GP, BIP, BILP, any Holding Entity, any operating entity or any other holding vehicle established by BIP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of BIP GP, BIP, BILP, any Holding Entity, any Operating Entity and any other holding vehicle established by BIP (or any of their respective investors), and shall be deemed not to be a breach of BIP GP’s fiduciary duties or any other obligation of any type whatsoever of BIP GP. None of BIP GP, BIP, BILP, any Holding Entity, any operating entity, any other holding vehicle established by BIP or any other person shall have any rights by virtue of the Limited Partnership Agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by BIP as described below under “Indemnification; Limitation on Liability.”

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Annexure F – BIP material contract summaries (cont)

BIP GP and the other indemnified persons described in the preceding paragraph do not have any obligation under the Limited Partnership Agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to BIP, BILP, any Holding Entity, any operating entity or any other holding vehicle established by BIP. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to BIP, BILP, any Holding Entity, any operating entity or any other holding vehicle established by BIP pursuant to a separate written agreement between such persons.

Any conflicts of interest and potential conflicts of interest that are approved by a majority of BIP GP’s independent directors from time to time will be deemed approved by all partners. Pursuant to BIP’s conflicts protocol, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby.

Indemnification; Limitations on Liability

Under the Limited Partnership Agreement, BIP is required to indemnify to the fullest extent permitted by law BIP GP, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of BILP, a Holding Entity, operating entity or any other holding vehicle established by BIP and any other person designated by BIP GP as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BIP’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Limited Partnership Agreement:

•	the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and

•	any matter that is approved by the independent directors of BIP GP will not constitute a breach of the Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties.

The Limited Partnership Agreement requires BIP to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

BIP prepares its financial statements in accordance with IFRS. BIP’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as BIP GP deems appropriate. BIP’s annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. BIP’s quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations.

BIP GP is also required to use commercially reasonable efforts to prepare and send to the limited partners of BIP on an annual basis, additional information regarding BIP, including Schedule K 1 (or equivalent) and information related to the passive foreign investment company status of any non U.S. corporation that BIP controls and, where reasonably possible, any other non U.S. corporation in which BIP holds an interest. However, unitholders and preferred unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K 1 and related information unless such unitholders and preferred unitholders request it within 60 days after the close of each calendar year. BIP GP will, where reasonably possible, prepare and send information required by the non U.S. limited partners of BIP for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. BIP GP will also, where reasonably possible and applicable, prepare and send information required by limited partners of BIP for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

The Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda. Under the Limited Partnership Agreement, each of BIP’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to the Limited Partnership Agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of BIP.

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Annexure F – BIP material contract summaries (cont)

Transfers of Units

BIP is not required to recognise any transfer of the BIP Interests or Preferred Units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a BIP Interest or Preferred Unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to BIP as a partner with respect to the BIP Interest or Preferred Unit so transferred subject to and in accordance with the terms of the Limited Partnership Agreement. Any transfer of a BIP Interest or Preferred Unit will not entitle the transferee to share in the profits and losses of BIP, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to the Limited Partnership Agreement.

By accepting a BIP Interest or Preferred Unit for transfer in accordance with the Limited Partnership Agreement, each transferee will be deemed to have:

•	executed the Limited Partnership Agreement and become bound by the terms thereof;

•	granted an irrevocable power of attorney to BIP GP and any officer thereof to act as such partner’s agent and attorney in fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices:

•	all agreements, certificates, documents and other instruments relating to the existence or qualification of BIP as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which BIP may conduct activities and affairs or own property; any amendment, change, modification or restatement of the Limited Partnership Agreement, subject to the requirements of the Limited Partnership Agreement; the dissolution and liquidation of BIP; the admission, withdrawal or removal of any partner of BIP or any capital contribution of any partner of BIP; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of BIP, and to a merger or consolidation of BIP; and

•	subject to the requirements of the Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of BIP GP or the liquidator of BIP, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by BIP’s partners or is consistent with the terms of the Limited Partnership Agreement or to effectuate the terms or intent of the Limited Partnership Agreement;

•	made the consents and waivers contained in the Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with BIP’s formation and the spin off; and

•	ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of the partnership in accordance with the Limited Partnership Agreement.

The transfer of any BIP Interest or Preferred Unit and the admission of any new partner to BIP will not constitute any amendment to the Limited Partnership Agreement.

Transfer Agent and Registrar

Computershare Trust Company, N.A. in New York, New York, U.S.A. and Computershare Investor Services Inc. in Toronto, Ontario, Canada have been appointed to act as transfer agent and registrar for the purpose of registering the BIP Interests and Class A Preferred Units, respectively, and transfers of the BIP Interests and Class A Preferred Units, respectively, as provided in the Limited Partnership Agreement.

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G. Annexure G – Notice of Meeting

asciano

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G. Annexure G – Notice of Meeting
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Annexure G – Notice of Meeting

Asciano Limited

ABN 26 123 652 862

Notice of Court-Ordered Meeting of Asciano Limited Shareholders

Notice is given that, by an Order of the Supreme Court of New South Wales (“Court”) made on 29 September 2015 under section 411(1) of the Corporations Act 2001 (Cth) (“Corporations Act”), the Court has directed that a meeting of the holders of ordinary shares in Asciano Limited (Asciano) be held at the State Library of Victoria, Village Roadshow Theatrette, 328 Swanston St, Melbourne on Tuesday, 10 November 2015 commencing at the later of 10:30am (Sydney time) or immediately after the close of Asciano’s Annual General Meeting.

The Court has directed that Malcolm Broomhead, or, failing him, Robert Edgar act as chair of the meeting and has directed the chair to report the result of the meeting to the Court.

11.1  Purpose of the meeting

The purpose of the meeting is to consider and, if thought fit, to agree (with or without any modification or conditions approved by the Court to which Asciano and Brookfield Infrastructure Partners Limited agree) to a scheme of arrangement proposed to be made between Asciano and the holders of its ordinary shares as at the Scheme Record Date pursuant to Part 5.1 of the Corporations Act (Scheme).

11.2  Resolution

The meeting will be asked to consider and, if thought fit, pass the following resolution:

‘That pursuant to and in accordance with the provisions of section 411 of the Corporations Act, the members approve the arrangement proposed between Asciano Limited and the holders of its ordinary shares, designated the ‘Scheme’, as contained in and more particularly described in the Scheme Booklet accompanying the notice convening this meeting (with or without any modifications or conditions ordered by the Court to which Asciano Limited and Brookfield Infrastructure Partners Limited agree) and, subject to approval of the Scheme by the Court, the Board of Asciano Limited is authorised to implement the Scheme with any such modifications or conditions.’

Dated 30 September 2015 BY ORDER OF THE COURT

Lyndall Stoyles

Asciano Company Secretary

Important Notice

To enable you to make an informed voting decision, a copy of the Scheme and a copy of the explanatory statement required by section 412 of the Corporations Act in relation to the Scheme are contained in the Scheme Booklet of which this Notice of Meeting forms part. Terms used in this Notice of Meeting have the same meanings as set out in the glossary in Section 11 of the Scheme Booklet. Details about your entitlement to vote, how to vote and how to appoint a proxy, attorney or a corporate representative are set out in the Section “What you should do” and under the heading “The Scheme Meeting and voting” in the “Frequently asked questions” Section of the Scheme Booklet.

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Corporate Directory

Registered office	Financial Advisors
Asciano Limited ABN 26 123 652 862 Level 4 476 St Kilda Road Melbourne VIC 3004 Australia	Goldman Sachs Australia Pty Ltd Level 17 101 Collins Street Melbourne VIC 3000 Australia
Gresham Advisory Partners Limited
Level 17 167 Macquarie Street Sydney NSW 2000 Australia
Head office
Level 6
15 Blue Street
North Sydney NSW 2060
Australia

Legal Advisor
Shareholder Information Line	King and Wood Mallesons
Level 50, 600 Bourke Street
1300 729 310 (within Australia) or +61 3 9415 4608 (outside Australia),	Melbourne VIC 3000
from 9:00am to 5:00pm (Sydney time) Monday to Friday.	Australia

Asciano Registry	Investigating Accountant
Computershare Investor Services Pty Limited	Deloitte Corporate Finance Pty Ltd
Yarra Falls	Level 1, 228 George Street
452 Johnston Street	Sydney NSW 2000
Abbotsford VIC 3067	Australia
Australia

Enquiries (within Australia) 1300 729 310
Enquiries (outside Australia) +61 3 9415 4608
Facsimile +61 3 9473 2500

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